

03037961

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Danisco A/S

*CURRENT ADDRESS Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark

**FORMER NAME

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DEC 15 2003
THOMSON FINANCIAL

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* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/1/03


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7.5.2002

Acquisition of Perlarom brings Danisco into the premier league of European flavour houses

Notice No. 05/2002

- This acquisition brings Danisco into the premier league of European flavour houses and strengthens our position as leading global ingredients supplier
- Strong synergies will create economic value added in the third full financial year after the acquisition

As of today, Danisco has acquired Belgian-based flavour house, Perlarom S.A., headquartered in Louvain-La-Neuve. Perlarom employs 260 people and generates the major part of sales in Europe.

With net sales of EUR 47 million (approx. DKK 350 million), Perlarom´s European flavour sales level ranks among the top ten in Europe. The acquisition gives Danisco a major sales position on mainland Europe, moving Danisco from a position as the European no. 10 to a position as no. 6 within flavours, adding perfectly to Danisco´s strong flavour position in the US, the UK and Scandinavia. Perlarom has four production sites and 10 subsidiaries around the world. The acquisition is in line with Danisco´s offensive strategy of being one of the leading flavour houses in the world.

Through technical know-how and intensive R&D activities, amounting to approx. 8% of net sales, Perlarom has become a major player in Europe with its wide range of sweet and savoury flavours. These flavours are used in various applications such as soft drinks, dairy products, confectionery, alcoholic beverages as well as bakery products.

Alf Duch-Pedersen, CEO, Danisco: 'With Perlarom´s and Danisco´s combined product expertise we´re now able to offer the beverage industry an outstanding product portfolio. We´re now the number three player in flavours for beverages in Europe. This is the segment where we see the highest growth on the world market today - exceeding the average growth in the industry of approx. 4%. We therefore expect the Perlarom business to bring us further growth in this segment in the coming years. And we will use Danisco´s extensive worldwide sales network to promote and sell this new and wide variety of products that we now have access to. With this acquisition, Danisco has obtained a perfect position that will strengthen our organic growth´, emphasises Alf Duch-Pedersen, adding that Perlarom supplies Danisco with a dedicated flavour sales network, marketing expertise, manufacturing capacity and R&D facilities.

The acquisition will strengthen Danisco´s global image as a flavour house and Danisco expects to leverage the knowledge base from Perlarom to accelerate its organic growth strategy, as it invests further in people and worldwide flavour facilities.

The world market for flavours is estimated at approx. EUR 5.5 billion (approx. DKK 40 billion), of which Europe is just over one third. Danisco´s flavour sales worldwide will amount to approx. EUR 240 million (approx. DKK 1.8 billion) after the acquisition.

Strong synergies of EUR 6 - 7 million (DKK 45-50 million) annually have been identified and are expected to be realised within the next 3 years. Synergies will

be realised through optimisation of the organisation and accelerated sales growth, elimination of certain future investments and better purchasing possibilities. There will be a positive effect on EPS (earnings per share) as from next financial year (2003/04). In the financial year 2002/03 there will be a one-off cost of approx. EUR 5 million (just under DKK 40 million) relating to integration.

The price on a debt-free basis corresponds to approx. 13 times EBITDA (EUR 6 million or DKK 45 million in 2001) and 20 times EBITA (EUR 4 million or DKK 30 million in 2001) based on the calendar year 2001. Around 75% of the purchase price is goodwill.

The acquisition will fulfil Danisco's general financial target of achieving a return that exceeds the cost of capital (WACC - weighted average cost of capital) in the third full financial year after acquisition at the latest. The applied cost of capital is approx. 8% after tax.

The acquisition is conditional upon required regulatory approvals.

Yours faithfully,

Alf Duch-Pedersen
CEO

Further information on Perlarom is available at www.perlarom.com

Danisco is present in more than 40 countries.
To view only Danisco's flavour applications, creation and production facilities please click here (PowerPoint presentation 86 kb)

For further information, please contact:
Michael von Bülow, Investor Relations, Tel.: +45 32 66 20 43,
mobile +45 21 49 23 05
Anders Hundahl, Corporate Communications, Tel.: +45 32 66 20 50,
mobile +45 40 43 93 70

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8.5.2002
Foodstuffs approval strengthens Danisco laboratories

Levnedsmiddelgodkendelse styrker Danisco-laboratorier



To års udviklingsarbejde er nu blevet kronet med, at Daniscos laboratorier i Brabrand har fået Fødevaredirektoratets levnedsmiddelgodkendelse, så prøver for kunderne kan sendes ud. Godkendelsen er udstedt af Fødevareregion Århus.

Levnedsmiddelgodkendelsen har længe været obligatorisk for alle virksomheder, der fremstiller levnedsmidler, og er det nu også for laboratorier, der udvikler de ingredienser, der tilsættes fødevarerne. Derfor indledte Danisco allerede for to år siden den omfattende proces, det har været at udvikle et kvalitetsstyringssystem, som sikrer, at levnedsmiddellovgivningen overholdes på alle tænkelige områder. Daniscos system omfatter i princippet alle typer af industrier inden for levnedsmidler.

"Danisco har to typer laboratorier. Den ene type er udviklingslaboratorier, hvor vi udvikler og fremstiller nye fødevareingredienser. Den anden er applikationslaboratorier, hvor vi tester fødevareingredienserne i levnedsmidler, og godkendelsen omfatter begge typer laboratorier", fortæller autorisationsansvarlig Ole Tarp Madsen.

"Danisco har i Brabrand pilotanlæg til fremstilling af stort set alle former for levnedsmidler f.eks. bageri, mejeri, chokolade, margarine, hvori ingredienserne skal anvendes, og de bruges alle til at teste ingredienserne, inden de sendes på markedet. Vi arbejder meget med produktudvikling og produktoptimering for verdens fødevareindustri. I dette udviklingsforløb er det vigtigt, at vi ved, hvilke parametre der har betydning for fødevarekvalitet og så optimere kvaliteten gennem korrekt anvendelse af diverse ingredienser. For at få lov til at sende disse prøver ud, skal vi være godkendt, og det er vi nu blevet", siger Ole Tarp Madsen.

"Vi gør det imidlertid ikke kun for at overholde reglerne, men også fordi vi med systemet får nogle åbenlyse fordele som produktudviklere. Vi har bl.a. en database, hvor vi taster alle oplysninger ind i forbindelse med modtagekontrollen. Her kan alle udviklere i virksomheden gå ind og trække oplysninger ud, når de udvikler nye recepter, så fordelen er, at man ikke skal starte helt fra bunden hver gang. Den umiddelbare motivation, dette giver, medvirker til, at man hurtigt kan se resultatet af et ellers lidt kedeligt registreringsarbejde. Det betyder i sidste ende, at recepterne er mere færdige end tidligere, når de kommer ud i produktionen. Vi ved også helt ned i detaljer, hvem modtageren er, og på hvilket klokkeslæt vedkommende har modtaget prøverne, så sporbarheden er helt i top, hvis der skulle opstå nogen problemer", siger Ole Tarp Madsen.

Levnedsmiddelgodkendelsen blev fejret ved en lille festlig sammenkomst i Innovationsafdelingen i Brabrand.

Yderligere information:
Ole Tarp Madsen: 89 43 50 00
Anders Hundahl: 32 66 20 50

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DANISCO

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13.5.2002

Own shares

Notice no. 06/2002

Pursuant to Section 28,2 of the Securities Trading Act, notice is hereby given that as at 13 May 2002 Danisco holds 4,147,800 own shares corresponding to 7.12 per cent of the total share capital of a nominal value of DKK 1,164,435,580 (58,221,779 shares).

As announced at the AGM, 6 September 2001, Danisco intends to purchase own shares through public trading in Denmark. The shares will be repurchased within the current 10 per cent authorisation and will be used for further development of the capital structure of the company, to finance or execute acquisitions, for selling, to be transferred in other ways, or to be cancelled.

Our most recent notice on Danisco´s holding of own shares was that of 3 January 2002, in which we reported Danisco´s holding of own shares to be 5.06 per cent of the share capital as at 3 January 2002.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:

Michael von Bülow, Investor Relations, Tel.: +45 32 66 20 43,
mobile +45 21 49 23 05, e-mail: sfmvb@danisco.com
Anders Hundahl, Corporate Communications, Tel.: +45 32 66 20 50,
mobile +45 40 43 93 70, e-mail: peah@danisco.com

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17.5.2002

Danisco Sugar is willing to contribute to Swedish government investigation



The Swedish government has just announced that it will initiate an investigation of the competitive situation in the sugar sector in Sweden and the EU.

The investigation is launched despite the fact that the EU´s ministers of agriculture already in 2001 decided on commencing a comprehensive investigation of the sugar industry in all of Europe to ensure a basis for decisions, when the current sugar regime is to be renewed in 2006. The investigation will be presented to the Council of the European Union at the beginning of 2003.

The European Commission´s investigation includes various analyses of not only sugar but also several other agricultural products such as milk, grain and meat. The goal is to provide a solid and true picture of the overall competitive situation within the agricultural and food industries. At the same time, a proper investigation of the reasons for differences in the price of sugar different places in the world is secured.

The Swedish investigation thus seems to be only a limited part of the European Commission´s studies and is at the same time a doubling of these.

Danisco Sugar, which is Northern Europe´s largest sugar company, is willing to provide background material for the supplementary investigation that the Swedish government is launching. It is important that the investigation includes factors such as sustainability, food safety and health and safety at work, which are issues of great importance to the European community, including consumers as well as farming and the sugar industry.

The European competitive authorities have investigated Danisco Sugar in 1990 and in 1999, and both times the conclusion was that we operate in full compliance with competitive legislation. The Swedish Minister of Agriculture is fully aware of this.

For further information, please contact:
Corporate Communications Manager Anders Hundahl, Danisco A/S
Tel. +45 32 66 20 50
Executive Vice President, COO, Mogens Granborg, Danisco A/S
Tel. +45 32 66 20 00

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23.5.2002

Danisco Announces Seasonal Coffee Flavors



There´s a whole new reason to love flavored coffee. Danisco, the world´s number one supplier of flavors to the coffee industry is brewing up a new concept: Danisco Seasonal Coffee Flavors.

Each season Danisco will introduce a new line of flavors, specifically designed to match the mood of the season. The seasonal flavors campaign was developed to create partnerships with roasters to help build their business by appealing to the ever changing demands of flavored coffee drinkers. In addition to appealing to both old and new customers, these fresh flavors provide roasters a way to "test market" new concepts before permanently adding them to their arsenal of offerings.

"Basically, when developing new flavors we look at it from several angles. In addition to brainstorming and screening hundreds of flavor ideas, we perform stringent analysis of our flavors, as well as those of our competitor´s to ensure that Danisco´s flavors maintain their superiority in taste, quality and stability," said Lisa Taake, Applications Manager, Danisco. And what are the standards by which they judge these flavors? The same standards that have helped make Danisco the world´s leading supplier of coffee flavors:

· Eye Appeal: Danisco flavors coat the beans with a rich, glossy sheen which gives the beans eye appeal.

· Aroma: Flavors need to give a positive organoleptic impression - otherwise taste may be meaningless.

· Zero Calories: The sweet creamy notes found in these flavors are delivered without caloric enhancers, truly a huge benefit to a roaster´s customers.

· Heat Stability: Coffee flavors stand up against the 180°F or higher temperatures used in the brewing process.

· Packaging Compatibility: Danisco flavors are manufactured not to score, etch or discolor acrylic bins or attack laminate bags.

· Shelf Life: These seasonal flavors help to extend coffee´s shelf life by masking staling and oxidative off notes.

· Masking: Studies show that flavored coffee drinkers don´t necessarily like the flavor of coffee. Danisco´s flavors are engineered to take off the harsh bitter edge inherent to coffee.

· Recognizable Characterizing Flavor: Caramel Corn tastes like Caramel Corn. Seasonal Flavors are easily identifiable when combined with coffee.

· Planned Obsolescence: Sophisticated palates demand sophisticated flavors. Danisco´s flavors are the most technologically advanced flavors available.

Just as important as taste, however, is the ease of use of a flavor. Danisco Seasonal Coffee Flavors have been designed with the roaster in mind. Advanced technology, such as the revolutionary automated compounder Roxanne™, is a perfect example of how the right flavor supplier can actually make a roaster´s job

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easier. Roxanne™ is so incredibly precise, it creates a perfect blend of flavors each and every time virtually eliminating the potential for human error in flavor manufacturing. Additionally, each seasonal flavor is designed to be used at the same percentage, three percent weight per weight, taking the guesswork out of formulation.

Summer flavors, including Homemade Vanilla Ice Cream, Peanut Butter Cookie, Apple Crisp, S´more and Caramel Corn, were introduced at the Specialty Coffee Association of America´s 14th Annual Specialty Coffee Conference in early May. And, there are more great flavor concepts in the works: "Every three months we´ll introduce a new season, giving the roaster plenty of time to taste them and get their orders placed for the upcoming season," said Taake.

For further information, please contact:
Mike Parsons, Sales and Marketing Director, Danisco +001 610-883-4804
Lisa Taake, Applications Manager, Danisco +001 800-255-6837 #2150
Della Saunders, Genesis Marketing Communications +001 815-398-6860

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24.5.2002

Danisco signs license agreement with Dutch university





Danisco has signed a license agreement with Dutch Plant Research International (PRI) whereby Danisco will receive rights to use PRI´s technology for the development and production of new flavour products.

The licensed technology is a product of PRI´s advanced plant metabolomics platform. As part of this agreement, Danisco and PRI will undertake a joint project to further evaluate and commercialise the technology.

Danisco intends to produce flavours by means of modern biotechnology. The manufacturing process allows Danisco to reduce production costs and at the same time limit the use of raw materials.

The world market for the kind of products covered by the agreement, and other similar projects, is at least EUR 13.5 million (approx. one hundred million DKK).

Plant Research International is a part of Wageningen University and Research Centre in the Netherlands. Over the last 5 years, PRI has made large-scale investments in functional genomics technologies in line with its ambition to become a leader in the field of plant metabolomics.

Danisco is one of the world´s largest producers of food ingredients. The agreement with PRI is in line with Danisco´s ambition to become one of the world´s leading flavour producers. Danisco´s global flavour headquarter is located in Wellingborough, UK. Recently, Belgian-based Perlarom was acquired giving Danisco a major sales position on mainland Europe and moving the company from a position as the European no. 10 to a position as no. 6.

The total world market for flavours is estimated at approx. EUR 5.5 billion(approx. DKK 40 billion). Danisco´s flavour sales worldwide will amount to approx. EUR 240 million (approx. DKK 1.8 billion) after the acquisition.

For further information, please contact:

Ingmar Qvist, Director of Application and Development, Flavour Division,
Tel.: +44 1933 30 42 00
Anders Hundahl, Corporate Communications Manager,
Tel.: + 45 32 66 20 50, Mobile + 45 40 43 93 70

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Wageningen University and Research Centre

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03 AUG 23 AM 7:21

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31.5.2002

Foreign backgrounds often seen as an advantage in Danisco

Only available in Danish:

Udenlandsk baggrund opleves tit som en fordel i Danisco



Kaster man et blik ned over den interne telefonliste hos Danisco i Brabrand, støder man på adskillige navne, som ikke er typisk danske. Ikke kun udadtil er Danisco en international virksomhed, som opererer og har afdelinger på verdensplan, den er det også på de indre linjer. Det afspejler sig i medarbejderstaben og i holdningen til at ansætte medarbejdere i Danmark med en anden etnisk baggrund end dansk.

"Nogle gange skal vi have besat et job, som en ansøger med udenlandsk baggrund lige så godt kan bestride som en dansk ansøger. Hvis vi til dette job har en ansøger med dansk baggrund og en ansøger, som er flygtning eller indvandrer, hvor begge har lige gode kvalifikationer, vælger vi gerne ansøgeren med udenlandsk baggrund. Det gør vi, både fordi vi vil hjælpe flygtninge og indvandrere i arbejde, men også fordi medarbejdere med en anden etnisk baggrund end dansk både fagligt og kulturelt bidrager til virksomhedens positive udvikling", konstaterer Manager for Corporate HR Lisbeth Jenshøj, Danisco i Brabrand, hvor ca. 7 procent af de 450 medarbejdere har en udenlandsk baggrund.

"I Brabrand har vi udelukkende ansat medarbejdere med en uddannelse eller som praktikanter i forbindelse med et uddannelsesforløb, og selvfølgelig er det en fordel, hvis de kan tale og forstå dansk. Det er dog næsten vigtigere, at de kan noget engelsk, da det er vores koncernsprog, og vores erfaring er, at udlændinge hurtigt lærer dansk gennem deres arbejde. De udenlandske medarbejdere, vi ansætter, søger enten selv eller vi kommer i kontakt med dem efter henvendelse fra kommunen eller sprogskolen", siger Lisbeth Jenshøj.

Lisbeth Jenshøj fremhæver det positive samarbejde, Danisco har haft med Arbejdsmarkedsnetværket under Århus Kommune de seneste år. Det har flere gange medført, at udlændinge er kommet i arbejdsprøvning på Danisco i Brabrand for at få konstateret, om de fagligt og personligt passer til et konkret job, og ofte er de efterfølgende blevet fast ansat hos Danisco.

Ny dansk uddannelse
Et af de navne, blikket kunne standse ved på telefonlisten, er Ramzi Georgis Shlimon. Ramzi er 35 år og irakisk assyrer. Han flygtede for ca. 7 år siden fra Irak. Han havde ikke på forhånd besluttet, at han ville til Danmark, men han har haft en søster her, så han kendte lidt til landet. Ramzi har en uddannelse fra Irak som bachelor i agronomi, men den kunne ikke umiddelbart bruges i Danmark. Hvis han skulle arbejde som agronom her i landet, skulle han først gennem en længere supplerende uddannelse på Landbohøjskolen i København.

Det ville tage lige så lang tid som den nye 3-årige uddannelse til industrilaborant, han nu er i gang med i Århus, hvor han bor med sin kone og sit barn.

"Som led i laborantuddannelsen har jeg været i praktik på Danisco siden 1. august 2001 og er færdig med min uddannelse 1. august i år. Jeg havde søgt 15-20 praktikpladser, og jeg var også til et par samtaler, men hver gang fik jeg den besked, at jobbet var besat til anden side. Ingen nærmere begrundelse. Jeg tror dog mere, det skyldes min alder, end at jeg er udlænding. Men da jeg blev opfordret til at sende en ansøgning til Danisco, lykkedes det", siger Ramzi.

Ramzis interesse er fortrinsvis kemi og mikrobiologi, som han beskæftiger sig med i flere sammenhænge på de forskellige laboratorier hos Danisco i Brabrand. Han oplever ingen fordomme, fordi han har en udenlandsk baggrund - snarere tværtimod. Alle er meget positive og hjælpsomme.

Den 1. august har Ramzi papir på, at han er uddannet industrilaborant, og hvad så?

"Hvis der er en ledig stilling i Danisco, vil jeg helt sikkert søge den. Her vil jeg gerne blive", fastslår Ramzi.

For yderligere oplysninger:
HR Manager, Lisbeth Jenshøj, Danisco i Brabrand, tlf.: 89 43 50 00.

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4.6.2002

Danisco supports sclerosis patients in Lithuania



With a sponsorship worth DKK 150,000 (approx. EUR 20,000) Danisco Sugar in Lithuania joins the efforts to improve conditions for Lithuanian sclerosis patients in cooperation with the Lithuanian and the Danish Multiple Sclerosis Societies.

Sclerosis is a disease that affects the central nervous system and can be severely disabling. In Lithuania, approx. 4,000 people have been diagnosed with sclerosis.

The sponsorship was established at the request of the Danish Multiple Sclerosis Society. The society has been very involved in activities in Lithuania in recent years and has helped the Lithuanians form their own nationwide society on behalf of the international sclerosis society MSIF. The Danish Multiple Sclerosis Society has handled translation of a series of leaflets into Lithuanian and in the same way, seminars on physical therapy have been conducted with Danish funding.

Michael Persson, responsible for Danisco Sugar´s activities in Lithuania, comments on the sponsorship:
´We are pleased to be able to support this important project. We know that Lithuania does not have many of the treatment and support programmes that we have in Denmark. And we see a great need for private funds to be made available as the public sector is not able to solve the problem.´

CEO Peter Kauffeldt, the Danish Multiple Sclerosis Society, says:
´After several years of activities, we have established a good starting point for the Lithuanian sclerosis society. Through our cooperation with Danisco Sugar, we have obtained a solid financial foundation for the development of the activities in Lithuania.´

The EU already supports the establishment of a counselling office in the capital of Vilnius. The goal is to enable the Lithuanian sclerosis society to finance their own activities and it is at this important stage that Danisco Sugar has chosen to contribute.

Danisco Sugar has been present in Lithuania since 1998. Today, Danisco Sugar produces approx 100,000 tonnes of sugar at three factories. Danisco Sugar plays an important role in the development of the Lithuanian sugar market, for instance by introducing new products to the Lithuanian consumers.

Related links:
- Danish Multiple Sclerosis Society
- Danisco Sugar

For further information, please contact:
Michael Persson, Vice President, Danisco Sugar, Tel.: + 45 3266 2502
Thomas B. Olsen, Communications Manager, Danisco Sugar, Tel.: + 45 3266 2585
CEO Peter Kauffeldt, The Danish Multiple Sclerosis Society, Tel.: +45 3646 3646

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11.6.2002

A low-calorie alternative



Over the last couple of days, there has been a debate in the Danish press about Danisco´s fat replacer - Salatrim. The Danish Consumer Council has stated that excessive use of the product can cause ´gastro-intestinal problems and stomach trouble.´

Commenting on the current debate, President Danisco Emulsifiers Torben Svejgaard says:

´Unfortunately, the recent debate may have given people the impression that the product is unhealthy for consumers. Therefore, it is important for Danisco to emphasise that Salatrim is a constructive alternative to fat in the diet. Fat is important in that it provides food with a good taste. At the same time, fat can be a primary cause of an excessively high calorie intake for many consumers. Salatrim offers food processors a safe and effective way of improving the nutritional profile of foods without compromising taste.´

Salatrim has been sold on the American market for years and has been well accepted by consumers without causing any problems. All the components in Salatrim are present in the foods that a person consumes in the course of a normal day.

Like all other ingredients, Salatrim has been comprehensively tested by competent and independent scientists.

Two of the groups testing the product have been the British Advisory Committee on Novel Foods and Processes and the European Union´s Scientific Committee for Foods. The tests showed that there was no traceable discomfort at an intake of 30 gram per day. The projected average consumption of Salatrim is much below this level.

´In theory, an abnormally high consumption of any given product will produce a reaction. Everyone knows that you will get a stomachache, if you eat too many cherries or drink too much coffee. And the same thing goes for Salatrim; consumption is meant to be in moderate amounts,´ says Torben Svejgaard.

According to the comments in the Danish press, the product is supposed to be particularly harmful to children. For ethical reasons, clinical experiments are not conducted on children, but there is no reason for claiming that Salatrim produces harmful effects on children.

According to President Danisco Emulsifiers Torben Svejgaard, Danisco expects to obtain an approval from the EU shortly, which means that the product can be launched in Europe.

For further information, please contact:
President Danisco EmulsifersTorben Svejgaard, Tel.: + 45 89 43 50 00
Corporate Communications Manager Anders Hundahl, Tel.: + 45 32 66 20 50

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19.6.2002

Danisco strengthens communications and sustainable development

Within the last few years, Danisco has strengthened its profile and image - both in relation to investors and media in general. One of the areas, in which Danisco has particularly made its mark, is sustainable development, where the first Sustainability Report was published in December 2001.

In order to continue strengthening this development, the communications and investor relations activities will now be united in one department: Corporate Communications under the management of Vice President Michael von Bülow. Michael von Bülow has been responsible for Danisco´s investor relations activities since May 2000, and holds a MSc in Strategic Planning from Copenhagen Business School and has, before he joined Danisco, 15 years of experience in equity sales and trading from, among others, Enskilda Securities.

At the same time, the sustainable development activities within environment, including health and safety, quality, product safety and the preparation of Danisco´s Sustainability Report, are joined in one unit. Previously, the activities have taken place in different parts of the organisation and in different geographical locations, but they are now grouped in one department at headquarters in Langebrogade in Copenhagen. The new department will be headed by Søren Hjuler Vogelsang, Vice President. Søren Hjuler Vogelsang has been responsible for quality and environment in Danisco Sugar until today.

Both Michael von Bülow and Søren Hjuler Vogelsang will report to CEO Alf Duch-Pedersen.

Commenting on the changes, Alf Duch-Pedersen says:

´I´m very pleased that we´ve now joined and streamlined our communications and sustainable development activities. Both are functions of great strategic importance to us and I´m sure that the changes will help to strengthen our corporate image - both internally towards present and future employees and externally in relation to customers, investors and the media in general.´

For further information, please contact:

Alf Duch-Pedersen, CEO, Danisco A/S, tel.: +45 32. 66 20 00
Michael von Bulow, Vice President, Corporate Communications, tel.: +45 32 66 2043
Søren Hjuler Vogelsang, Vice President, Danisco Sugar, tel.: +45 32 66 25 95

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19.6.2002

Announcement of Results for 2001/02


4

Announcement of results for 2001/02
1 May 2001 - 30 April 2002
(unaudited)

This is an excerpt of the unabridged Announcement of results for 2001/02.
▫ To view the complete Announcement of Results for 2001/2002 please click here.
To download the unabridged notice as a pdf file please click here.

Headlines for 2001/02:

- Business transformation enhanced earnings
- Danisco's consolidated profit came to DKK 940 million (DKK 112 million after write-down of undertakings under divestment)
- Earnings (EBITA) in the Ingredients and Sweeteners segment came to DKK 1,316 million - up 8%
- Earnings (EBITA) in the Sugar segment came to DKK 1,176 million - up 5%
- Proposal for cancellation of repurchased shares
- Consolidated profit forecast to be around DKK 1 billion in 2002/03

A challenging year

Danisco's business platform showed its strength during 2001/02 in conjunction with the market conditions prevailing.
As planned, the business platform for Ingredients and Sweeteners was strengthened through acquisitions. These acquisitions helped to enlarge the existing business areas through geographic and capacity expansion (Germantown) as well as product expansion in the field of flavours (Perlarom). The final divestments of Danisco Pack and Danisco Foods helped to further sharpen the focus of Danisco, and the company is now ready to execute the clearly defined strategy: Innovation and acquisitions in the ingredients business.

Financial results for 2001/02

As expected, net sales declined 25% as a result of divestments to DKK 17.71 billion (DKK 23.54 billion). Despite divestment of operations, earnings (EBITA) reached DKK 2.32 billion (DKK 2.31 billion). Operating margin (EBITA) advanced to 13%, up 3 percentage points on last year's. Profit on ordinary activities came to DKK 940 million (DKK 906 million), reflecting an increase of about 4%, which was primarily due to the completion of Danisco's restructuring programme.

Consolidated profit came to DKK 940 million (DKK 112 million), which was somewhat above the latest projected consolidated profit of around DKK 900 million and resulting from Genencor's better-than-expected Q1 2002 profit.

Net sales in Danisco's main business areas - Ingredients, Sweeteners and Sugar - grew 5% on last year, reaching DKK 16.67 billion (DKK 15.88 billion). This increase was comprised of a 10% improvement in Ingredients and Sweeteners with net sales amounting to DKK 8.53 billion (DKK 7.78 billion), whereas net

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sales of Sugar as forecast rose to DKK 8.35 *billion* (DKK 8.27 *billion*), up 1%.

Earnings (EBITA) in the main business areas amounted to DKK 2,308 million (DKK 2,195 million), up 5%. The progress made in the Ingredients and Sweeteners business areas was based partly on the favourable market conditions prevailing at the beginning of the year and partly on acquisitions. Sugar was impacted primarily by favourable currency effects and good feed product prices and world market sugar prices.

Fourth quarter
Net sales fell from DKK 5.69 billion to DKK 4.24 billion, which was fully in line with expectations and ascribable to Danisco's divestment programme. Earnings (EBITA) amounted to DKK 566 million (DKK 591 million), down 4%, while operating margin (EBITA) rose to 13%, reflecting an increase of around 3 *percentage points on last year. This was primarily ascribable to Danisco's* refocusing process. Profit on ordinary activities before tax came to DKK 360 million (DKK 365 million), down 1% as projected.

Net sales in the main business areas - Ingredients, Sweeteners and Sugar - grew to DKK 4.19 billion (DKK 4.05 billion), up 3% on the same period of last year. Earnings (EBITA) before unallocated costs reached DKK 619 million (DKK 581 million) - up 7%.

▫ To view the complete Announcement of Results for 2001/2002 please click here.
To download the unabridged notice as a pdf file please click here.

For further information, please contact:
Michael von Bülow, Investor Relations, tel.: +45 3266 2043, mobile +45 2149 2305,
Anders Hundahl, Corporate Communications, tel.: +45 3266 2050, mobile +45 4043 9370.

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20.6.2002
Danisco sees two-digit growth rates in South Africa

Although South Africa is a challenging market in many ways, Danisco has nevertheless managed to triple sales in less than three years and now boasts sales in the order of DKK 50 million, expecting to see two-digit growth rates also in future, says Frederik Gejl-Hansen, President EUROW, Danisco.

´Danisco has been operating in the South African market since the 1970s through distributors but discontinued operations during the trade embargo against the apartheid regime. After using distributors for a while, we set up our own sales offices in Johannesburg and Cape Town about three years ago and put Robbert Huitema in charge - and then things started to happen.

Robbert Huitema is Dutch and has many years of experience from South Africa where he previously lived and sold our food ingredients. Now he has returned after ten years as head of our sales organisation in Belgium. His extensive knowledge of the special circumstances prevailing in South Africa is a key factor for our current success in this market,´ says Frederik Gejl-Hansen, who holds overall responsibility for sales in Europe, the Middle East, South Asia and Africa (EUROW).

Special conditions
´South Africa has suffered from various problems making this market a very special one as compared with many other countries. Some of the problems are rooted in the political situation and the social conditions prevailing, which are not the best, others being the devaluation of the South African rand and inflation, which seems to have stabilised now, though. Also in the field of education and training progress has been made.

Currently, Danisco is involved in a training project in cooperation with a franchise chain of bakeries, designed to support young black people who want to become bakers. As soon as the authorities grant approval, the first team of four apprentice bakers will be sent on a week long training course at Danisco´s site in Brabrand as part of their apprenticeship.

Further, a growing middle-class is emerging in South Africa resulting in increasing demand for advanced and affordable foods, which are available in other industrialised countries today. Our progress is based on our capability to successfully utilise the current upswing coupled with our ability to capture market shares from our competitors despite our disadvantage of having to re-establish our name after years of absence due to the embargo,´ says Robbert Huitema, Danisco in South Africa.

Danisco sells emulsifiers, textural ingredients, flavours, dairy cultures and other products supplied from Danisco´s plants around the world. Danisco´s food ingredients are used in applications such as margarine, peanut butter, marmalade, bread, ice-cream milk, yoghurt and fruit juice. South Africans also value the technical know-how Danisco is able to offer the local food industry.

Portal to other markets
Frederik Gejl-Hansen is convinced that there is a major potential for food ingredients on the Africa continent, and although efforts are currently focused on South Africa, there is growing interest in some of the neighbouring countries, for instance Namibia and Mozambique, and South Africa is thus a portal to a large African market south of equator.

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For further information, please contact:
Frederik Gejl-Hansen, President EUROW, tel.: +45 89 43 50 00
Anders Hundahl, Communications Manager, Danisco A/S,
tel.: +45 32 66 20 50, mobile: +45 40 43 93 70

/3


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21.6.2002

Perlarom acquisition in place



The necessary approvals from public authorities of Danisco´s acquisition of flavour house Perlarom are now in place. The acquisition was finalised on Wednesday 19 June.

Perlarom´s headquarters are located in the Belgian town of Louvain-la-Neuve and will also be Danisco´s future European flavour headquarters. The global flavour headquarters are situated in Wellingborough north of London.

The acquisition of Perlarom doubles Danisco´s sales and development capacity in the flavour segment. In the last financial year, Perlarom boasted net sales of approx. EUR 47 million (DKK 350 million). The acquisition brings Danisco´s total flavour net sales up to approx. EUR 240 million (DKK 1.8 billion). Through the years, Perlarom has established a good position within sweet and savoury flavours. The flavours are used in for instance soft drinks, dairy products, confectionery, alcoholic beverages and bakery products.

The world market for flavours is estimated at EUR 5.5 billion (DKK 40 billion). Danisco´s ambition is to move up from being number nine to a position among the world´s five leading flavour houses.

For further information, please contact:
Stephen Catling, President, Danisco Flavours, tel.: +44 1933 30 42 00
Anders Hundahl, Communications Manager, Danisco A/S, tel.: +45 32 66 20 50, mobile: +45 40 43 93 70

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28.6.2002

New information drive from Danisco Sugar


perspektiv

To further underpin our nutrition policy, Danisco Sugar has just launched a new website, www.perspektiv.nu, in the three Scandinavian languages. The site communicates the latest knowledge on sugar and its significance in a nutrition and health context. It is aimed at health and nutrition professionals and educators as well as product developers and nutrition communication officers in industry.

At the website, visitors can study the latest research news, including key studies and surveys. They can also retrieve detailed information on a series of themes, such as sugar and physical activity, or sugar and obesity. Furthermore, the site includes Scandinavian surveys of general awareness of and attitudes to sugar and health.

´With this new site, we wish to contribute to a multifaceted debate on sugar´s role in modern diets, not least in the light of the often simplified coverage of the issue in the media´, explains executive vice president Mats Andersson. He adds that the initiative also supports Danisco Sugar´s commitment to open dialogue with the surrounding world. ´We´d like to share our extensive knowledge on sugar, research and nutrition with the world around us, and ensure an honest debate through an active, balanced dialogue with professionals and other interest groups´, continues Mr Andersson.

The website will undergo continuous development to include teaching material and any other information site users may request.

For further information, please contact:

Executive vice president Mats Andersson, Danisco Sugar
tel. +45 32 66 25 00
Communications Manager Thomas B. Olsen, Danisco Sugar
tel. +45 32 66 25 85

Read more about sugar and nutrition at www.perspektiv.nu

SCHEDULE I

DANISCO A/S
(the "Company")

List of Documents Being Submitted to the Securities and Exchange Commission Pursuant to Rule 12g3-2(b)(1)(i)

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
A.	**PRESS RELEASES**					
1.	May 7, 2002	Acquisition of Perlarom brings Danisco into the premier leage of European flavour houses	X		X - Notice No.05/2002	X
2.	May 8, 2002	Foodstuffs approval strengthens Danisco laboratories	X	X		X
3.	May 13, 2002	Notice of Danisco Shares owned by Danisco	X	X	X – Notice No.06/2002	X
4.	May 17, 2002	Danisco Sugar is willing to contribute to Swedish government investigation	X	X		X
5.	May 23, 2002	Danisco Announces Seasonal Coffee Flavours	X	X		X
6.	May 24, 2002	Danisco signs license agreement with Dutch university	X	X		X
7.	May 31, 2002	Foreign backgrounds often seen as an advantage in Danisco	X	X		X
8.	June 4, 2002	Danisco supports sclerosis patients in Lithuania	X	X		X
9.	June 11, 2002	A low-calorie alternative	X			X
10.	June 19, 2002	Danisco strengthens communications ad sustainable development	X			X
11.	June 19, 2002	Announcement of Results for 2001/02 (May12001-Apr30,2002)	X	X	X	X
12.	June 20, 2002	Dansico sees two-digit growth rates in South Africa	X			X
13.	June 21, 2002	Perlarom acquisition in place	X			X
14.	June 28, 2002	New information drive from Danisco Sugar	X			X
15.	July 10, 2002	New HOWARU™ cultures strengthen the immune system	X			X
16.	August 8, 2002	Potential for large sugar production in 2002	X			X
17.	August 14, 2002	Danisco gains firm foothold in South East Asia	X			X
18.	August 14, 2002	Campylobacter and Salmonella reduced in broilers fed diets supplemented with enzyme	X			X
19.	August 28, 2002	Danisco award	X			X
20.	August 28, 2002	Minister visits laboratories in Brabrand	X			X
21.	September 2, 2002	Sharing bakery expertise	X			X
22.	September 5, 2002	A new clear profile				X
23.	September 6, 2002	Change of guards on the Board of Directors	X			X
24.	September 6, 2002	Finnish Deputy Chairman of Danisco's Board of Directors	X			X
25.	September 9, 2002	Continued potential for large sugar production in 2002	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
26.	September 12, 2002	Danisco joins sustainability elite	X			X
27.	September 18, 2002	Q1: Earnings better than expected	X			X
28.	September 18, 2002	New acknowledgement	X			X
29.	September 19, 2002	First-rate IR performance	X			X
30.	September 27, 2002	Sustainability lasts	X			X
31.	October 3, 2002	Danisco award to LMC for unique research	X			X
32.	November 6, 2002	Danisco Sugar erects wind turbine in Nakskov	X			X
33.	November 11, 2002	Danisco included in three sustainability indexes	X			X
34.	November 26, 2002	Direvo Raises EUR 10.5 Million in Series B Financing	X			X
35.	December 17, 2002	Q2: Consolidated profit grew 9%	X			X
36.	December 18, 2002	Danisco expands pectin production in the Czech Republic	X			X
37.	January 17, 2003	A Danish-based company-but what else do you know about Danisco?	X			X
38.	January 27, 2003	Sustainable competitiveness	X			X
39.	February 3, 2003	Sugar production at record high	X			X
40.	February 11, 2003	Food safety with no permanent address	X			X
41.	February 25, 2003	Million dollar question	X			X
42.	March 19, 2003	Q3: Earnings per share up 16%	X			X
43.	March 20, 2003	Danisco invests in Mexico	X			X
44.	March 27, 2003	Danisco enters into cooperation with the Pantomime Theatre	X			X
45.	April 28, 2003	Minister visits Danisco Brabrand	X			X
46.	April 29, 2003	Russia – major growth market for beet seed	X			X
47.	April 30, 2003	Danisco launches ice lolly that does not melt	X			X
48.	May 12, 2003	Danisco sponsors Bournonville Festival	X			X
49.	May 14, 2003	Danisco in Nordic Sustainability Index	X			X
50.	June 17, 2003	Announcement of Results for 2002/03	X			X
51.	June 27, 2003	Sustainability: Danisco ranked “Best in Class”	X			X
52.	July 24, 2003	Benefat® - A low-calorie alternative	X			X
53.	August 4, 2003	Proposal for reduction of share capital through cancellation of own shares	X			X
54.	August 6, 2003	Danisco Venture invests in Profos AG	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
55	August 13, 2003	Low-dust technology clears the air	X			X
B.	**Notices To Copenhagen Stock Exchange**					
1.	May 7, 2002	Acquisition of Perlarom brings Danisco into the premier league of European flavour houses			Notice no. 05/2002	X
2.	May 13, 2002	Notice of Danisco Shares owned by Danisco			Notice no.06/2002	X
3.	June 19, 2002	Announcements of results			Notice no 07/2002	X
4.	August 6, 2002	Purchase of own shares			Notice no.08/2002	X
5.	August 8, 2002	Potential for large sugar production			Notice No.09/2002	X
6.	August 8, 2002	Notice of Danisco Shares owned by Danisco			Notice no.10/2002	X
7.	August 13, 2002	Proposals for cancellation of own shares and authorization to issue warrant programme for employees			Notice no.11/2002	X
8.	September 5, 2002	Excerpt of the Chairman's report-Annual General Meeting on September 5, 2002			Notice no.12/2002	X
9.	September 5, 2002	Annual General Meeting 2002			Notice no.13/2002	X
10.	September 18, 2002	Announcements of results for Q1 2002/03 (May-July 2002)			Notice no.14/2002	X
11.	December 4, 2002	Almost 7,000 employees subscribed for warrants			Notice no.15/2002	X
12.	December 17, 2002	Announcement of results for Q2 2002/03			Notice no.16/2002 (not numbered)	X
13.	December 17, 2002	Holding of own shares			Notice no.17/2002	X
14.	January 16, 2001	Notice of Danisco Shares owned by Danisco			Notice no.18 and 19/ 2002	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
15.	June 17, 2002	Announcements of Results for Q4 2002/03			Notice in June 2003 (no number :GborDK)	X
16.	June 23, 2003	Holding of own shares			No number given.	X
17.	August 4, 2003	Proposal for reduction of share capital through cancellation of own shares			Notice No.05/2003	X
C.	**Information Distributed to Danisco A/S Securities Holders (All information from Investor Section on Danisco A/S Website)**					
1.	June 19, 2002	Announcements of results for 2001/02		X	X	X
2.	September 18, 2002	Announcement of results for Q 1		X	X	X
3.	December 17, 2002	Announcement of results for Q 2		X	X	X
4.	March 19, 2003	Announcement of results for Q 3		X	X	X
5.	June 17, 2003	Announcements of results for 2002/03		X	X	X
6.		Key Figures				X
7.		Financial Statement Analyser (website under reconstruction 8/8/03)				X
8.		Annual Report 2001/2002		X	X	X
9.		Annual Report 2002/2003		X	X	X
10.		Financial Dictionary				X
11.		Financial Q & A following Q 4 2002/03				X
12.		Facts for financial year 2001/02				X
13.		Facts for financial year 2002/03				X
14.		Shareholder Information				X
15.		Insider Register				X
16.	November 29, 2002	Initial statement of shareholdings as at 29 November 2002 (No.1/2002)		X	X	X
17.	January 17, 2003	Quarterly statement of shareholdings		X	X	X
18.	March 21, 2003	Statement of shareholdings		X	X	X
19.	April 16, 2003	Quarterly statement of shareholdings		X	X	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
20.	July 16, 2003	Quarterly statement of shareholdings		X	X	X
21.		Dividend				X
22.		Articles of Association for Danisco A/S (December 2002)		X	X	X
23.		Online Share Price				X
24.		Investment Calculator				X
25.		Historical Price Lookup				X
26.		Trading Codes				X
27.		Analysts				X
28.	July 2002	General presentation [of Danisco A/S]				X
29.	September 2002	General presentation				X
30.	January 2003	General presentation				X
31.	March 2003	General presentation				X
32.	June 2003	General presentation				X
33.	July 2002	Financial presentation				X
34.	September 2002	Financial presentation				X
35.	December 2002	Financial presentation				X
36.	March 2003	Financial presentation				X
37.	June 2003	Financial presentation (Roadshow)				X
38.	June 2003	Danisco profile 2002/03 : "Knowledge in focus"				X
39.	October 2002	Danish Shareholders Association, Nakskov October (presentation)				X
40.	November 2002	International Conference CBS (presentation)				X
41.	February 2003	Road Show-Sustainable Development (presentation)				X
42.	May 2003	Road Show-Sustainable Development (presentation)				X
43.	May12 , 2003	Presentation for Private Investors, Copenhagen, Denmark (DK)				X
44.		Financial Calendar for release of important financial information				X
45.		Investor Relations (IR) Activities [Road Show Calendar]				X
46.		Corporate Overview				X
47.		Strategy				X
48.		Peer Group				X
49.		Frequently Asked Questions				X
50.		Contact Investor Relations				X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
51.		IR Policy				X
52.		Request Materials (website for material requests)				X
53.		Sustainability Report 2002				X
54.		Part of Life - 24 hours a day				X
55.		DISCOVER magazine (Danisco magazine about added value)				X
56.		Danisco Magazine 02/2002 (distributed to shareholders)				X
57.		Danisco Magazine 03/2002				X
58.		Danisco Magazine 04/2002				X
59.		Danisco Magazine 01/2003				X
60.	October 2002	Invitation to participate in Danisco's Warrant Programme 2002				X (employees)



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10.7.2002

New HOWARU™ cultures strengthen the immune system



Following an agreement concluded with NZMP Ltd., Danisco is now able to launch the first of two new probiotic bacteria cultures which can promote consumer health by enhancing the immune system.

The launch is the result of a cooperation managed by the Danisco Specialities division that is dedicated to development of dairy cultures and other speciality products. Following Danisco's acquisition of the Australian and New Zealand-based ingredients company Germantown last year, Danisco is stepping up its activities in that part of the world, and not least in dairy applications. New Zealand's dairy sector has changed fundamentally over the last few years and holds a position among the world's 10 largest. Danisco is the world's largest supplier of functional ingredients to dairies and other industries.

In 2001, Danisco obtained the licences for production and marketing of the two probiotic bacteria cultures in major parts of the world, both cultures have been developed by Fonterra Research Centre (NZDRI) and NZMP Ltd.

'The probiotic cultures play an important role in improving our resistance to infection. The term probiotic means "for life" and is derived from the Greek/Latin word "pro" and the Greek word "bios." A yoghurt containing one of these cultures will, in more than one way, be a natural contribution to a healthy breakfast,' says Danny O'Regan, who is in charge of Danisco's work with bacteria cultures for dairy and other products.

The first product, to be marketed primarily in Europe and the United States, has been branded HOWARU™Bifido. The brand name refers to the English phrase 'How are you'. 'Bifido' is derived from the Latin name for this special type of bacteria.

'Most things relating to health, or to the workings of the body, tend to be complicated. This unfortunately also includes the scientific names of probiotic strains. Consumers still tend to be confused by these names which can make it difficult for them to distinguish between good strains and less beneficial ones. To help make this distinction a little easier, we have designed the user-friendly brand, HOWARU™.

'We've already introduced HOWARU™ Bifido to a number of large European dairy companies, and the product has been met with noticeable acclaim,' says Danny O'Regan.

He expects the series of HOWARU™ cultures to generate sales in the double-digit DKK million range as early as next year.

The market for probiotic supplements is rapidly growing. Last year, the Nutrition

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Business Journal estimated the US market to have a retail value of DKK 3.1 billion (USD 420 million).

'The National Institutes of Health in the USA has included one of the HOWARU™ Bifido immune studies in its annual publication which highlights significant advances in dietary supplement research. This accolade also highlights the most important benefit of the strain i.e. the high quality immune studies that support it,' says Danny O'Regan.

The HOWARU™ range will be supported by an informative website which will go live in early August - www.howaru.com

For further information, please contact:

Danny O'Regan, Business Director,
tel.: +49 4661 602 107, mobile: +45 2949 3892
Anders Hundahl, Communications Manager,
tel.: +45 3266 2050

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8.8.2002

Potential for large sugar production in 2002



This year's first field samples of beets made on 5 August in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	48,4	(38.8)	13.7	(15.2)	6.63	(5.89)
Sweden	39.9	(29.0)	14.3	(14.9)	5.69	(4.33)
Germany	42.4	(37.5)	14.5	(14.4)	6.16	(5.39)
Finland	28.5	(21.3)	12.6	(13.0)	3.59	(2.80)
Lithuania	34.0	(21.1)	15.2	(12.0)	5.16	(2.56)
The average of the last five years is shown in brackets.						

At this stage, Danisco Sugar expects an overall production considerably above the quotas specified by the EU. However, the final allocation of this year's quotas will not be made until the European Commission has assessed the need for quota reductions based on the 2002/03 sugar export conditions stipulated by the WTO. This year's quota reduction in the EU is expected in the range of 3-5 per cent on a par with the production in 2000/01.

The previously announced full-year earnings forecast (EBITA) of around DKK 1.1-1.2 billion for Danisco Sugar remains unchanged following the result of this year's first field sample.

Generally, the sugar beets were sown about two weeks earlier than normal owing to favourable weather conditions. Due to the good weather conditions, the stand is larger than normal and, generally, the beet-growth has been op-timum since germination.

Provided the favourable weather conditions continue during the rest of the growing period, there is potential for a total sugar production in 2002 consid-erably above the current quotas for Denmark, Sweden, Germany, Finland and Lithuania of 1,158,500 tonnes in total, and reaching the same levels as previ-ous years with large production (production in 1999: approx 1,410,000 ton-nes, in 2000: approx 1,345,000 tonnes and in 2001: approx 1,246,000 ton-nes).

In **Denmark**, the beets are well developed and the potential for the year's sugar production is highly satisfactory. Under normal growth conditions, the year's yield per hectare should be at least on a par with last year and the sugar production should be considerably larger than the EU quota of 420,700 tonnes (production in 1999: approx 552,000 tonnes, in 2000: approx 533,000 tonnes and in 2001: approx 479,000 tonnes).

In **Sweden**, the potential for the year's sugar production is also very satisfac-tory. Under normal growth conditions the year's sugar production should be

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considerably higher than the EU quota of 368,300 tonnes (production in 1999: approx 430,000 tonnes, in 2000: approx 412,000 tonnes and in 2001: approx 402,000 tonnes).

In **Germany**, the beets are also well developed and the potential for the year's sugar production is fully satisfactory. Under normal growth conditions the year's sugar production should also exceed the EU quota of 125,400 tonnes (production in 1999: approx 145,000 tonnes, in 2000: approx 142,000 tonnes and in 2001: approx 132,000 tonnes).

In **Finland**, the beets have also had very favourable growth conditions. Under normal growth conditions, the year's sugar production should exceed the EU quota of 146,100 tonnes (production in 1999: approx 166,000 tonnes, in 2000: approx 153,000 tonnes and in 2001: 146,000 tonnes).

In **Lithuania**, the beets have developed exceptionally well and the production is expected to be a somewhat larger than the factories' sugar quota of 98,000 tonnes in total.

As with last year, a total of two samples will be made this year. The results of this year's second sample will be announced at the beginning of September.

For further information, please contact:
Mogens Granborg, Executive Vice President, COO, Danisco A/S, tel.: +45 3266 2000,
Thomas B. Olsen, Communications Manager, Danisco Sugar, tel.: +45 3266 2585.

Appendix to notice of field samples

Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania on 5 August 2002:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	49.0	13.8	6.75
Nykøbing, DK	50.3	13.7	6.86
Assens, DK	45.9	13.6	6.26
Köpingebro, S	36.8	15.0	5.54
Örtofta, S	42.0	13.8	5.79
Anklam, D	42.4	14.5	6.16
Salo, Fin.	30.6	13.4	4.10
Säkylä, Fin.	26.7	11.8	3.15
Kedainiai, LT.	34.6	15.8	5.47
Panevezys, LT.	30.4	15.5	4.71
Kursenai, LT.	38.1	14.2	5.39

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14.8.2002

Danisco gains firm foothold in South East Asia



The acquisition of the Belgian-based flavour house, Perlarom, enhanced Danisco´s position in the premier league of European flavour houses. As part of the takeover, Danisco has acquired Perlarom´s flavour plant in Singapore, as well as a sales office in China.

The acquisition is of great strategic importance to Danisco´s presence in Asia Pacific, as Singapore is the Asian centre for all major flavour houses and experts, as well as an entrance to the entire South East Asian flavour market, which is experiencing solid growth rates. The offices in Singapore will provide the foundation for Danisco´s flavour activities in Asia Pacific.

Steen Loendal, Business Manager, Danisco Flavours Asia Pacific, welcomes the opportunity to secure faster deliveries of flavours out of Singapore, flavours that have been specially tailored to meet local consumer needs. ´We have already built a strong reputation with our customers who acknowledge us for providing excellent flavours. The Singapore facility enhances our ability to deliver our products in a timely manner and meet the demands of the Asia Pacific region,´ he says.

Sales and innovation resources are gradually being added to the Singapore facility, which is expected to play a leading role in the South East Asian flavour market.

The Singapore facility specialises in sweet flavours customised to cater to the tastes of the South East Asian market, e.g. caramel, chocolate, coffee and all kinds of fruit flavours. The durian fruit, also known as a ´The King of Fruits´, is extremely popular throughout South East Asia. Pandan fruit is another flavour produced at the Singapore facility and also very popular on the South East Asian market.

Perlarom Singapore is a leading supplier of high quality products and applications. But a large part of its strength is also found in the value-based marketing of the products. Products are not just being manufactured and sold, they are customised and marketed for particular target groups with different lifestyles and values. Trends in customer demand are being identified and marketing efforts target specific products at particular demographic segments.

Products are easily shipped from the Singapore facility - by lorry, airplane or ship - because the location of the country provides good access to the rest of the South East Asian market.

Danisco has widespread activities in the emerging Asian markets. In May, Danisco opened a new flavour production facility in Kunshan, China, representing an investment of DKK 20 million (EUR 2.7 million). Besides flavour production, cutting edge research and development is a high priority at the Kunshan facility.

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In addition to the facilities in Kunshan, Danisco has sales offices in Beijing, Shanghai, Hong Kong and Guangzhou. In the rest of Asia Pacific, Danisco has flavour application laboratories in Penang and Tokyo, as well as in Sydney.

Danisco´s objective is to advance from being a global top ten flavour house to a position among the world´s five leading flavour producers. Danisco´s strategy is to expand through organic growth and acquisitions in order to increase its size, geographical scope and expand its product range.
´Through the acquisition of Perlarom, Danisco takes a giant step towards achieving its goal. Perlarom complements Danisco in Asia extremely well,´ says Stephen Catling, President of Danisco Flavours.

For further information, please contact:
Stephen Catling, President, Danisco Flavours, tel.: +44 1933 30 42 00
Steen Loendal, Business Manager Asia Pacific, Danisco Flavours, mobile: + 60 12 423 77 89.

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14.8.2002

Campylobacter and Salmonella reduced in broilers fed diets supplemented with enzyme



An enzyme product used in the broiler industry to improve the digestibility of the cereal component of the feed has now been found to have an additional effect on the numbers of bacteria in the gut of broilers that are a primary cause of food poisoning in humans.

These enzyme effects are brought about through an increase in the rate of diet digestibility, which significantly changes both the substrate quality and quantity available to the bacteria in the bird´s gut.

Trials have shown that the levels of both *Salmonella* and *Campylobacter* were reduced in the gut of broilers fed diets supplemented with the multi-enzyme product Avizyme®, which was included at recomended commercial dose rates in the feed.

The above is an abstract of a press release published at Danisco Animal Nutrition´s website. To read the unabridged press release please click here.

For further information please contact:

Dr. Andrew Harker, Director of Marketing, Danisco Animal Nutrition, tel.: +44 (0) 1672 51 7777,
Dr. Milan Hruby, Technical Services Manager, Danisco Animal Nutrition, tel.: +44 (0) 1672 51 7777.

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28.8.2002
Danisco award

Mariann Fischer Boel, Danish Minister for Food, Agriculture and Fisheries, has accepted Danisco's invitation to present the Danisco Award, which is granted for the first time this year.

The name of the award winner will be revealed at the Danisco Food Industry Trends Symposium on 3 October 2002 in Copenhagen, Denmark. The scientific symposium is held for the first time this year.

The purpose of the Danisco Award, which is granted by Danisco's Fond (the Danisco Foundation), is to contribute to the improvement of food; especially industrially processed food. The award may be granted to institutions or individuals in Denmark and abroad as a reward for marked efforts to improve our food, or to finance food improvement initiatives.

Individuals as well as institutions can be granted the Danisco Award, which can amount to a maximum of DKK 500,000. The award will be granted at least every second year.

For further information, please contact:

Alf Duch-Pedersen, CEO Tel.: +45 32 66 20 00
Carsten Sivertsen, Media Relations Manager Tel.: +45 32 66 20 49
Mobile: +45 21 45 20 34

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28.8.2002

Minister visits laboratories in Brabrand





Yesterday, Mariann Fischer Boel, Danish Minister for Food, Agriculture and Fisheries, visited Danisco´s Research and Development Centre in Brabrand, Denmark. The Minister had the opportunity to deliberate on current food political issues with Alf Duch-Pedersen, CEO, Danisco, and Leif Kjærgaard, Senior Vice President, Business Development, Danisco.

During her visit, Mariann Fischer Boel was given a tour of Danisco´s laboratories which, with a total of more than 400 employees, plays an important role in the Group´s global activities. Danisco is the world´s leading producer of functional food ingredients and together with other Danish ingredients manufacturers, Danisco accounts for up to 20 per cent of the global food ingredients market.

Photo by: Søren Holm, Chili.

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2.9.2002

Sharing bakery expertise



Nine South African bakers have spent one week at Danisco´s Research and Development Centre in Brabrand, Denmark. The African visitors have gone through extensive training courses in the test bakery and will later participate in two more training sessions in their own country.
The bakers work for Butterfield, a company that has 120 franchisees all over South Africa. The company is known for making great efforts to improve the conditions of Previously Disadvantaged Individuals (PDIs), and when the nine South African return to their country, they are expected to share the newly acquired knowledge with their colleagues.

France Mamabolo:
- We used to ask ourselves a lot of questions about how to handle the bread. Here we get a deeper understanding of the baking process, something that we can share with our colleagues back home.

Sam Masemola adds that the participants have a.o. been chosen according to climatic criteria:
- South Africa has many different climates, and the dough reacts differently because the temperature and the humidity change a lot. Therefore, a deeper understanding of how the ingredients function under different conditions is essential.

Ruto Mills is another partner in the project. Ruto Mills supplies pre-mixed flour to Butterfield, and both South African companies see an interest in establishing a joint team of trainers in order to upgrade the skills of Butterfield´s franchisees. The Ruto advisors will function as backup on the technical side. A practical example of how the concept shall work is that an advisor from Butterfield spends about a week with the new franchisee. The following week an advisor from Ruto visits the bakery and goes into more details with what the employees have learned in the previous week. The advisors from Ruto play an important role regarding questions related to the function of the premixes delivered by Ruto.

Danisco transfers knowledge about the function of the ingredients and the baking process such as dough stability, enzymes, emulsifiers, flavour of the bread and analytical tools.

Applications Manager Morten Seeberg is responsible for the project on Danisco´s behalf:

- This project is very interesting for several reasons. One of the reasons is that products and ideas will be exposed to a large group of people. Furthermore, the participants are highly motivated which is indeed very encouraging for us.

All three partners have an interest in expanding the franchise concept and reach more consumers as it will increase the sales of bread, which will have a positive

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influence on the sales of enzymes and premixes.

It is anticipated that 100 new small concept Butterfield Bakeries will be established within the next three years, which will lead to employment of almost 200 entrepreneurs from previously disadvantaged communities. Their skills will be upgraded through the learning programme carried out by the training team that will enable them to run their small businesses successfully and profitably.

Since the deregulation of the South African baking industry in 1991, structural changes have continued to take place at a steady pace. The number of plant bakeries has declined and the consumers are increasingly acquiring bread via small bakery units in chain stores and supermarkets. However, the accessibility of bread as a staple food in rural areas (where much of the population growth takes place) has declined as plant bakeries were forced to rationalise their production and distribution. Butterfield has succeeded in taking advantage of this market trend and is experiencing a rapid expansion to meet the demand for fresh bread in the rural areas. The increasing demand for fresh bread has a positive influence on the sales of premixes and enzymes.
The training project is supported by Danida, The Danish Agency for Development Assistance.

For further information, please contact:
Frederik Gejl-Hansen, Vice President, Tel: 89 43 50 00
Carsten Sivertsen, Media Relations Manager, Tel.: 32 66 20 49,
mobil: 21 45 20 34

Want to know more about Danisco's business in South Africa? Go to:
www.danisco.com/press/PressDetail.asp?artid=192

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5.9.2002

A new clear profile

Click here to read the unabridged version of the Chairman´s report to the AGM 2002.





Today, Danisco´s resigning Chairman Hugo Schrøder made his last report at the Annual General Meeting (AGM).

´Today, Danisco has a very clear profile: We are among the leading suppliers of healthy and safe ingredients to the global food industry. The refocusing of Danisco, which was approved in connection with the acquisition of Cultor, has been carried out within the framework announced at the time. It is thus with peace of mind that I in my last year as Chairman of the Board can leave a refocused Danisco, which consists of two healthy business areas: Ingredients and Sweeteners as well as Sugar - both well run.´

´Danisco´s unique position as a listed company in a relatively unknown area: Ingredients for the food industry, has placed heavy demands on us. Throughout the year, we have used resources on informing the outside world, including investors and analysts, about what ingredients are all about. We will continue our efforts with unabated zeal in the years to come.´

Hugo Schrøder added that in order to maintain Danisco´s position as supplier of ingredients to the global food industry, it is essential to continuously expand this business area through organic growth and acquisitions:

´During the last decade, we have had annual organic growth of approx. 9 per cent. If we include acquisitions made during the same period, we have attained annual growth rates of approx. 15 per cent. Our most recent acquisition, Belgian-based Perlarom, has provided us with important knowledge of the European market for natural flavours. The acquisition led us from a position as no. 10 to no. 6 in Europe with annual sales of around DKK 2 billion.´

´As regards company acquisitions, we are in a situation where possible acquisition candidates are so highly priced that at present it would be difficult to expand through acquisitions and still meet our financial targets. As a consequence, we have prioritised organic growth to acquisitions in the past year. However, we are still focusing on both organic growth and acquisitions that could add value.´

´This expansion will be supported by increased efforts within research and development, which is facilitated by Danisco´s strong earnings.´

The Annual Accounts

In his presentation of the key figures of the annual report, Hugo Schrøder mentioned the divestments:

´As forecast, Group net sales dropped some 25 per cent to DKK 17.7 billion, which was mainly due to the divestments made. Operating profit before

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amortisation of goodwill came to DKK 2.3 billion, which is unchanged relative to last year despite the decline in sales. This is due to the good results from the Sugar and Ingredients segments. Consolidated profit thus came out as anticipated in spite of the profit warning for Ingredients and Sweeteners in the Announcement of Results for Q3. This illustrates the strength of Danisco´s aggregated business area in the financially insecure times following the tragic events in New York on 11 September 2001.´

The Danisco share
´The non-Danish investors´ influence on pricing at the Copenhagen Stock Exchange is still growing. Danisco has made a concerted effort to raise awareness of the Danisco share abroad. It is therefore with great pleasure we can say that foreign holdings of Danisco shares have increased significantly over the past year and, today, non-Danish investors hold 35 per cent of the shares. Over time, this will result in increased liquidity and thereby improve pricing of the Danisco share,´ said Hugo Schrøder.

The global influence
The Chairman pointed out the terror attacks in New York created insecurity: ´The global economy has been characterised by great uncertainty partly due to the tragic incident in New York on 11 September 2001 and partly due to increasing uncertainty in the financial markets. These matters made it very difficult to assess the general future financial growth. The result was that Danisco´s customers for a period of time changed their purchasing patterns, which meant that we had to readjust our expectations in connection with the Announcement of Results for Q3. Nonetheless, we managed to attain sales growth of 10 per cent for the entire year, of which the acquisition effect made up 7 per cent - hence, a moderate organic growth of 3 per cent.´

´The target of further growth was partially achieved through the acquisition of Germantown with net sales of around DKK 570 million in the 2000/01 financial year, and Perlarom with net sales of around DKK 350 million in the current financial year. Two acquisitions that each in their field, flavours and tailor-made ingredient blends, enable us to provide our customers with even better service. The acquisition of Germantown expands our production capacity and provides local presence in Australia and New Zealand. The acquisition of Perlarom provides us with a European flavours platform, which enhances our presence and competitiveness within this business area.´

2001/02 was yet another good year for Sugar. Sugar production reached a total of 1.246 million tonnes - well above Danisco´s EU quota of 1.061 million tonnes.

Sales increased by 1 per cent to DKK 8.4 billion. Operating profit before amortisation of goodwill advanced by 5 per cent to DKK 1.18 billion.

´A number of financial targets were set for Sugar in 1999/2000, and it is with great pleasure that I can inform you that all targets for the 2001/02 financial year have been met,´ said Hugo Schrøder.

Sustainable development
The Chairman of the Board of Directors said the following about sustainability: ´Consumers are increasingly voicing demands for products to meet higher quality and environmental standards and ethical and social standards.

Danisco´s policy for Safety, Health, Environment and Quality (SHEQ) takes a holistic approach to sustainability, including the impact of the Group´s products and production processes throughout the entire value chain.

In the autumn of 2002, Danisco will publish its second report on sustainability, which will not only deal with matters of safety, health, quality and environment, but will also include ethical and social issues. The social issues include matters such as human rights, employee rights, safety, business ethics as well as cultural and political sensitivity. These are areas of increasing interest to our shareholders and society in general.´

The Chairman touched upon the previously submitted proposal of a potential repeal of the present voting right restrictions of 7½ per cent:
´In principle, the Board of Directors is in favour of eliminating the restriction and steps will be taken to carry out this elimination when the Board of Directors assesses that it is in the best interest of the company and the majority of the shareholders.´

Expectations for 2002/2003
Hugo Schrøder presented the prospects for the current financial year:
´Consolidated profit is expected to be around DKK 1 billion for the year. Consolidated profit for the first quarter is expected to be DKK 200-250 million.´

The Board of Directors´ proposals
The AGM adopted the following proposals from the Board of Directors:

- That a dividend of DKK 6 per share be paid, unchanged from last year.
- That the holding of own shares as of 30 April 2002 and own shares if purchased during the period of 1 May 2002 to the convening of the AGM - with the exception of the shares provided as hedging for the existing share option programme - be cancelled.
- That the Board of Directors be authorised to establish a warrant programme covering all employees, excluding the group of executives included in the existing share option programme.
- That the company´s Articles of Association be amended in respect of secondary names, notice convening the AGM, number of Directors, term of office for directors and in consequence of the amendments made to the Danish Companies Act and the Danish Financial Statements Act.
- That in the period until next year´s Annual General Meeting the Board of Directors shall be empowered, as in previous years, to allow the Company to purchase its own shares up to the amount of 10 per cent of the share capital at market price at the time of purchase with a deviation of up to 10 per cent.

At the Annual General Meeting, Hugo Schrøder resigned from the Board of Directors in compliance with the company´s age limit rules. Further, Sten Scheibye has wished to retire from the Board of Directors.

The Board of Directors has decided to recommend only one candidate for the Board of Directors, thereby bringing the number of Board members elected by the Annual General Meeting down from eight to seven. Jørgen Tandrup, CEO of Skandinavisk Tobakskompagni A/S was elected new member of the Board of Directors. Furthermore, Heimo Karinen was re-elected as a member of the Board of Directors.

The Board of Directors elected Anders Knutsen Chairman and Matti Vuoria Deputy Chairman.

Click here to read the unabridged version of the Chairman´s report to the AGM 2002.

For further information, please contact:
Michael von Bülow, Communications, tel.: + 45 32 66 20 43,
mobile: +45 21 49 23 05
Carsten Sivertsen, Media Relations, tel.: +45 32 66 20 49,
mobile: +45 21 45 20 34

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6.9.2002

Change of Guards on the Board of Directors





Yesterday, Danisco´s Board of Directors elected Anders Knutsen new Chairman of the Board of Directors. Anders Knutsen succeeds Hugo Schrøder who after 16 years as Chairman has reached the age limit for serving on the Board of Directors.

Anders Knutsen, aged 55, holds an MSc in Economics and has had a long career in Bang & Olufsen, which he served as CEO from 1992 until he at his own request resigned this year. Knutsen joined Danisco´s Board of Directors in 1997 and became Deputy Chairman in 1999.

He also serves as Chairman of the Board of LM Glasfiber, which produces wings for windmills, Chairman of the Board of TVRopa, the media company (an offshoot of the movie empire in which the Dogme director Lars von Trier plays an important role) and Deputy Chairman of the Danish furniture manufacturer, Fritz Hansen A/S, which is world famous for its design. Furthermore, Anders Knutsen is a member of the Board of Directors of, among other companies, Topsikring A/S and Topdanmark Forsikring A/S.

For further information, please contact:
Carsten Sivertsen, Media Relations Manager Tel.: +45 32 66 20 49
Mobile: +45 21 45 20 34

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6.9.2002

Finnish Deputy Chairman of Danisco's Board of Directors



One of the two Finnish members of the Board of Directors has been elected Deputy Chairman and thus replaces Anders Knutsen.

The person in question is Matti Vuoria who joined the Board of Directors in 1999.

Matti Vuoria, Master of Law, was born in 1951. Among other duties, he holds the office of Chairman of the Board of Directors of Fortum Corporation in Finland, which with net sales exceeding EUR 10 billion is one of the largest energy companies in the Nordic region.

Jørgen Tandrup is a new member of Danisco's Board of Directors. He has been Managing Director of Skandinavisk Tobakskompagni A/S since 1993 and holds several chairmanships in the ST Group. Futhermore, Jørgen Tandrup serves as Deputy Chairman of A/S Kjøbenhavns Sommer-Tivoli, Vice Chairman of the Confederation of Danish Industries (DI) and as member of the Board of Directors of DONG A/S.

At yesterday's Annual General Meeting, Sten Scheibye resigned from the Board of Directors. Sten Scheibye, who is Chief Executive of Coloplast A/S, joined Danisco's Board of Directors in 1999. This year, the number of Board members elected at the Annual General Meeting was reduced from eight to seven.

Danisco's employees have elected Lis Glibstrup, Product Service Manager, and Bent Willy Larsen, Chief Engineer, as new members of the Board of Directors. Werner Hess, who has served as employee-elected member of the Board since 2001, has resigned from the Board of Directors. This year, the number of employee-elected Board members has been increased from three to four.

For further information, please contact:

Carsten Sivertsen, Media Relations Manager Tel.: +45 32 66 20 49

Mobile: +45 21 45 20 34

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9.9.2002
Continued potential for large sugar production in 2002



This year's second field samples of sugar beets made on 2 September in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:



	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	65.4	(53.9)	16.0	(16.3)	10.47	(8.79)
Sweden	55.6	(45.5)	17.9	(16.2)	9.96	(7.31)
Germany	60.9	(58.0)	16.9	(15.9)	10.29	(9.22)
Finland	43.6	(33.6)	16.3	(15.2)	7.12	(5.12)
Lithuania	38.3	(37.3)	19.2	(14.6)	7.37	(5.41)
The average of the last five years is shown in brackets.						

Danisco Sugar expects an overall production considerably above the quotas specified by the EU and on a par with production in recent record years. As in previous years, the final allocation of quotas will take place on 1 October when the European Commission will have assessed the need for quota reductions based on the sugar export conditions stipulated by the WTO (Danisco Sugar's EU quota in 1999: approx. 1,068,000 tonnes, in 2000: approx. 1,035,000 tonnes, in 2001: approx. 1,061,000 tonnes).

Due to favourable weather conditions up until this year's second field samples and provided that normal weather conditions prevail for the remaining part of the growing season, there is potential for a total sugar production in 2002 considerably above the current quotas for Denmark, Sweden, Germany, Finland and Lithuania of a total of 1,158,500 tonnes, and reaching the same levels as the production in previous record years (production in 1999: approx. 1,410,000 tonnes, in 2000: approx. 1,345,000 tonnes, in 2001: approx. 1,246,000).

In **Denmark**, there has been good sugar beet growth and the beets are exceptionally well-developed. Under normal growth conditions, this year's sugar production should be at least on a par with the production of recent years and considerably larger than the EU quota of 420,700 tonnes (production in 1999: approx. 552,000 tonnes, in 2000: approx. 533,000 tonnes, in 2001: approx. 479,000 tonnes).

In **Sweden**, sugar beet growth has also been good and under normal growth conditions, this year's sugar production should be considerably above the EU quota of 368,300 tonnes (production in 1999: approx. 430,000 tonnes, in 2000: approx. 412,000 tonnes, in 2001: approx. 402,000 tonnes).

In **Germany**, the beets are also well-developed and under normal growth conditions, this year's sugar production is likewise expected to exceed the EU quota of approx. 125,400 tonnes (production in 1999: approx. 145,000 tonnes, in 2000: approx. 142,000 tonnes, in 2001: approx. 132,000 tonnes).

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In **Finland**, the beets have also developed extremely well and this year's sugar production should exceed the EU quota of 146,100 tonnes (production in 1999: approx. 166,000 tonnes, in 2000: approx. 153,000 tonnes, in 2001: approx. 146,000 tonnes).

In **Lithuania**, the growth conditions have been characterised by very dry and warm weather. Production is expected to be at least on a par with the factories' sugar quotas of 98,000 tonnes in total.

The date for the campaign start for the local factories can be seen in the enclosed table.

For further information, please contact:
Mogens Granborg, Executive Vice President, COO, Danisco A/S, tel.: +45 3266 2000
Thomas B. Olsen, Communications Manager, Danisco Sugar, tel.: +45 3266 2585

Appendix: Results from the field samples from the factories in Denmark, Sweden, Germany, Finland and Lithuania.

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha	Campaign start date
Nakskov, DK	64.6	16.2	10.50	24.09.2002
Nykøbing, DK	67.2	16.0	10.74	24.09.2002
Assens, DK	64.8	15.7	10.17	24.09.2002
Köpingebro, SE	51.8	18.2	9.42	12.09.2002
Örtofta, SE	58.3	17.7	10.34	12.09.2002
Anklam, DE	60.9	16.9	10.29	21.09.2002
Salo, FI	45.4	16.9	7.67	23.09.2002
Säkylä, FI	42.1	15.8	6.65	23.09.2002
Kedainiai, LT	41.3	19.5	8.04	17.09.2002
Panevezys, LT	33.6	19.7	6.62	17.09.2002
Kursenai, LT	41.2	18.4	7.59	17.09.2002

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12.9.2002



Danisco joins sustainability elite



Danisco achieved second place in Dow Jones´ new global sustainability index for food manufacturers, the Dow Jones Sustainability World Index.
´It´s a very fine acknowledgement of the efforts we have put into this area over the past years,´ says Søren Vogelsang, Vice President, Sustainable Development, Danisco.

´Danisco´s inclusion in the Index is important in relation to customers and investors. Clearly, both groups are increasingly focusing on companies´ work on sustainability, which was why we applied for a listing in the index, and coming in second exceeds all our expectations.´

The basis of the Dow Jones Index is thorough assessment of the companies´ financial, environmental and social dimensions. Danisco has carefully accounted for these dimensions in its comprehensive 2001 Sustainability Report as well as completed an exceptionally extensive questionnaire. The Dow Jones Index is updated once a year, which means that Danisco will hold its second place for at least one year.

The company crowning the food group of the Index is Unilever.
´We supply products to Unilever and several other companies listed in the index, so no doubt our inclusion in the index will be noticed,´ Søren Vogelsang says.

Danisco will publish its next Sustainability Report in October.

For further information, please contact:
Søren Vogelsang, Vice President, tel.: +45 3266 2000
Carsten Sivertsen, Media Relations, tel.: +45 3266 2049,
mobile: +45 2145 2034

www.sustainability-index.com

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18.9.2002

Q1: Earnings better than expected



Announcement of results for 1st quarter 2002/03
1 May - 31 July 2002
(unaudited)

Notice: This is an excerpt of the unabridged Announcement of results for 1st quarter 2002/03.
▫ To view the complete Announcement of results for 1st quarter 2002/03 please click here.
To download the unabridged notice as a pdf file please click here.

Headlines for 1st quarter 2002/03

- Consolidated profit of DKK 278 million (DKK 281 million) against our forecast of DKK 200-250 million
- Healthy earnings in Ingredients and Sweeteners - increased volume, but lower prices
- Lag in sales of sugar compared with first quarter of last year
- Consolidated profit forecast for 2002/03 unchanged at around DKK 1 billion

First quarter
Sales in the Ingredients and Sweeteners segment advanced by 4%. Adjusted for the acquisition impact and the currency impact, better-than-forecast organic growth was 1%.

Sales in the Sugar segment went down 9% as forecast, as export sales of sugar declined due to a change in sales pattern in the last financial year as a result of the abolition of the EU´s compensation system for storage costs for sugar. The second field samples have confirmed that the sugar production is likely to be considerable above the EU quotas.

As forecast, net sales declined by 14% to DKK 4.23 billion as a result of the divestments last year.

Earnings (EBITA) in the Ingredients and Sweeteners segment came to DKK 390 million (DKK 387 million) after provisions made for restructuring costs of acquired undertakings of DKK 24 million. Earnings (EBITA) adjusted for the currency impact and for provisions made for restructuring costs would have been at an all-time high of DKK 428 million.

Earnings (EBITA) in the Sugar segment came to DKK 299 million (DKK 334 million) as anticipated.

Earnings (EBITA) at Group level were slightly lower than the first quarter of last year. However, operating margin (EBITA) increased by 1% to 15%.

Consolidated profit amounted to DKK 278 million (DKK 281 million). Earnings per share advanced by 5% as a result of purchasing of own shares.

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Notice: This is an excerpt of the unabridged Announcement of results for 1st quarter 2002/03.
▫ To view the complete Announcement of results for 1st quarter 2002/03 please click here.
To download the unabridged notice as a pdf file please click here.

For further information, please contact:
Michael von Bülow, Communications tel.: +45 3266 2043, mobile: +45 2149 2305,
Pia Berndt, Investor Relations, tel: +45 3266 2019, mobile: +45 4010 5709,
Carsten Sivertsen, Media Relations tel: +45 3266 2049, mobile +45 2145 2034.




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18.9.2002

New acknowledgement

A few weeks after Danisco got into the reputable Dow Jones Index for sustainability, Danisco is now also listed in the FTSE4Good Global Index. The index was created in a joint venture between Financial Times and the London Stock Exchange.

FTSE was founded in 1995. The companies in the index have all been recognised for their efforts for social and environmental sustainability. Before companies are accepted into the index, they are evaluated by the independent organisation EIRIS (Ethical Investment Research Service) which was established by clerical and charity institutions with the aim of providing consulting services about ethically sustainable investments.

´The inclusion in the index is yet another acknowledgement of the fact that Danisco is based on sound principles of respect for the environment and human rights. It is important to us and to our surroundings that our actions are ethically justifiable, but is also important to Danisco´s business,´ says Søren Vogelsang, Vice President, Sustainable Development, Danisco.

In October, Danisco will publish its second Sustainability Report.

For further information, please contact:

Søren Hjuler Vogelsang, Vice President, tel.: +45 3266 2000

Carsten Sivertsen, Media Relations Manager, tel.: +45 3266 2049, mobile +45 2145 2034

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19.9.2002

First-rate IR performance

In its European 2002 analysis, the international consulting firm Thomson Financial has elected Danisco's Investor Relations department as the 10th best within its group in Europe. The assessment was made by listed companies on the basis of recommendations from 860 fund managers with knowledge of the different company categories.

'It is nice to know that our efforts have been recognised by fund managers,' says Danisco's Michael von Bülow, Vice President, Communications. 'We work hard on promoting knowledge of Danisco. Some of these efforts are illustrated by a high frequency of meetings with potential investors. The current position in the new survey shows that our work is paying off,' Michael von Bülow adds.

This is one of the news items featured in the next issue of Danisco's shareholder magazine - Danisco Magazine. The magazine will be published on 25 September and also features an interview with Danisco's new Chairman of the Board of Directors, Anders Knutsen, and an article on obesity and dietary guidance - just to name a few.

For further information, please contact:
Michael von Bülow, Vice President, Communications, tel.: +45 3266 2000, mobile: +45 2149 2305,
Media Relations Manager Carsten Sivertsen, tel.: +45 3266 2049, mobile: +45 2145 2034.

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http://www.thomson.com/Businesses/index.jsp?Market=4

We were also included in the Dow Jones and FTSE sustainability indexes. Motivating recognitions for work that makes sense.

Seeing as working and environmental conditions have reached a high standard in the Nordic region, the task at hand for global Danish companies is to communicate their attitudes to ethical matters on a global level, thus helping to influence the environment and people in a positive way. Contributing to a long-term global development.

Contributing to a sustainable development at the same time as making money for the company are not incompatible - one could not exist without the other. Only by adding value both financially and ethically, can we develop our business for the benefit of owners, employees, customers and the societies in which we operate.

For further information, please contact:
The Sustainable Development Team
Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
E-mail: sustainability@danisco.com


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27.9.2002

Sustainability lasts

By Søren Vogelsang, Vice President, Sustainable Development, Danisco



Fortunately, those days are over when a company was merely measured on its bottom line and growth rates. Value is no longer generated from hard numbers but also from ´soft´ issues that ensure a sustainable development long-term. We are thinking long-term because in the future, companies will, to a greater extent than ever before, be judged on their social responsibility, environmental ethics, product safety and reduction of energy and water consumption used in production - to name but a few.

In the long run, a company cannot get by producing dangerous products, polluting the environment and having an unhealthy working environment. Unethical business conduct has negative human consequences and will eventually impact negatively on a business´ financial position.

As soon as a company starts to think in terms of sustainability, work processes get an extra meaningful dimension, which motivates both managers and employees alike. In addition, value is created within the company itself and in the societies in which it operates.

When our company supports the restoration of an old church in the Czech Republic, in a town where we own a factory, we do not do it so that the church will advertise Danisco on the church benches. We do it because we feel strongly about being a good citizen in the countries where we operate. And also because we make our Czech colleagues proud and create goodwill in the local community.

When we make a dedicated effort to increase traceability in our products -i.e. declaring the use of raw materials in our products - it is because we want our customers to feel convinced that food safety is never compromised and that none of our products will make up a health hazard. At the same time, we introduce technologies to ensure a sustainable production that impacts the environment to a minimal extent.

For the first time last year, we published an independent Sustainability Report describing our attitude to a variety of issues from animal trials and working environment to child labour. The report marked a new epoch for us, but did not attract as much attention as we had hoped.

One year later, with a new Sustainability Report in the pipeline and after extensive efforts to implement our attitudes, we find ourselves in an entirely new situation. Sustainable behaviour and attitudes have become a ´must´ for Danish companies. Customers and investors inquire about our ethical attitudes and new employees wish to know our views.

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LMC also establishes contact between university research and industry, primarily by initiating collaborative projects involving companies and research institutions, and further as intermediary of activities in the fields of research and education. LMC is primarily funded by the Ministry of Education and the Ministry of Science, Technology and Innovation. Moreover, some LMC projects are funded through collaboration agreements with the industry as well as through other research programmes.

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3.10.2002

Danisco Award to LMC for unique research



Today, Mariann Fischer Boel, Danish Minister for Food, Agriculture and Fisheries, presented the first Danisco Food Award to the Centre for Advanced Food Studies (LMC). The award was given to LMC because of the centre´s important innovation within food research over the last decade and the level of research which in specific areas is among the highest in the world.

The Food Award 2002 worth DKK 500,000 (approx. EUR 68,000) was presented to LMC at Danisco´s first Food Industry Trends Symposium addressing consumer demands for quality, health and convenience.

´The Centre for Advanced Food Studies (LMC) has brought Danish food research up to, and in some cases even ahead of, international standards. When the centre was established in 1992 by the Royal Veterinary and Agricultural University (KVL) and the Technical University of Denmark (DTU), two essential elements of food research were combined: food safety (KVL) and food technology (DTU). The combination is unique and LMC´s research within the field is unparalleled in Denmark,´ said Alf Duch-Pedersen, CEO, Danisco.

´We are very pleased to receive this award. We celebrate our 10th anniversary this year and to us the award is confirmation that we are on the right track. The money that comes with the award will be spent on further enhancing our research facilities and not least on broadening the knowledge about food science to potential students,´ said Anne Busk-Jensen, Head of Centre, Centre for Advanced Food Studies.

At the Food Industry Trends Symposium, a group of Danish and international scientists presented the latest advances within food technology, including sustainable production methods which ensure safe and even health-promoting ingredients for the industrially processed food industry.

For further information, please contact:
Anne Busk-Jensen, Head of Centre, Centre for Advanced Food Studies,
Tel.: +45 3528 3229
Carsten Sivertsen, Media Relations Manager, Danisco,
Tel.: +45 32 66 20 49, Mobile: +45 2145 2034

About the Centre for Advanced Food Studies
The Centre for Advanced Food Studies (LMC) was established in 1992 by the Royal Veterinary and Agricultural University (KVL) and the Technical University of Denmark (DTU) in collaboration with the Ministry of Education. LMC serves a dual purpose: To coordinate Danish food research financed by public funds and to coordinate joint degree courses in food science and technology.

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6.11.2002

Danisco Sugar erects wind turbine in Nakskov



Danisco Sugar has signed an agreement with VESTAS on the purchase and erection of a wind turbine at the sugar factory in Nakskov by the end of 2002. Amounting to about DKK 20 million (approx. EUR 2.7 million), the investment is yet another important step in the efforts to increase the sustainability of the production.

'This significant environmental initiative means that we're putting into action the words in our Safety, Health, Environment and Quality policy, which commits us to limiting the adverse environmental impact of our production. One way of doing this is to focus more and more on green energy sources,' says Erik Rosendal, Factory Manager.

The amount of power generated by the wind turbine will slightly exceed the amount Danisco Sugar Nakskov is currently buying from external suppliers, and it will eliminate the emission of about 6,600 tonnes of CO_2 a year. Hence, Danisco Sugar contributes to the fulfilment of the international Kyoto Protocol, aimed at limiting the emission of greenhouse gases.

The wind turbine is a new type with 3 MW capacity making it the biggest wind turbine ever erected in Denmark. Through the investment, Danisco Sugar helps support the development of wind-based power generation.

According to the agreement, the wind turbine must be ready to supply power to Danisco Sugar Nakskov at the end of 2002.

For further information, please contact:
Erik Rosendal Hansen, Factory Manager, Danisco Sugar Nakskov, tel.: +45 5491 4600
Thomas B. Olsen, Communications Manager, Danisco Sugar, tel.: +45 3266 2585

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11.11.2002

Danisco included in three Sustainability indexes



The launch of Danisco´s second Sustainability Report today coincides with the company´s inclusion in yet another international ethical index, the Norwegian Storebrand index. Storebrand has assessed Danisco´s aggregate efforts within environment, social responsibility and product safety.

56 companies were audited and 17 qualified for inclusion in the index. These companies include some of the world´s largest food manufacturers, such as Danone, Nestlé and Unilever.

Earlier this year, Danisco was included in two other indexes, the Dow Jones Sustainability Index and FTSE4Good.

´We see our inclusion in these indexes as an appreciation, but we´ve also got a lot of useful suggestions for how to improve our performance,´ says Vice President of Sustainable Development, Søren Vogelsang, who is responsible for Danisco´s sustainability efforts.

Danisco´s new Sustainability Report targets a number of areas for a focused effort over the next few months. One area is the ongoing internal communication of the company´s vision and strategy, another the commitment to detect GMOs, genetically modified organisms, in raw materials.

One of the incidents referred to in the Sustainability Report 2002 is the recall of a shipment of the sweetener fructose. At Danisco´s fructose plant in Finland on 20 March, there was some uncertainty as to whether three lots of fructose could have been contaminated by metal debris from a broken sieve screen. 16 shipments to 13 customers in eight countries were recalled, and although analyses failed to detect any contamination of the shipments, the goal of maintaining maximum consumer safety had been achieved.

For further information, please contact:

Søren Hjuler Vogelsang, Vice President, Sustainable Development, tel.: + 45 3266 2000
Carsten Sivertsen, Media Relations, tel.: + 45 3266 2049, mobile: + 45 2145 2034

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and highly flexible screening-based directed evolution process, Direvo is focused on several multi-billion dollar markets.

The company has collaborations with Danisco, Novozymes and Evotec OAI and a pipeline of numerous potential products. In 2000, Direvo was founded by Evotec OAI and the three private founders Dr. Koltermann, Dr. Kettling and Dr. Stephan. The company currently employs a staff of 40. For further company information, log onto Direvo´s Web site on the Internet at www.direvo.com.

About Danisco Venture
Danisco Venture is a corporate venture unit within Danisco A/S - one of the world´s largest producers of ingredients for the food and feed industry.

Danisco Venture focuses on creating significant value growth by investing in total DKK 500 million (approx. EUR 67 million) in ventures with high value-added products, services or technology platforms, which are relevant to Danisco. For further company information, log onto Danisco Venture´s Web site on the internet at www.danisco.com/venture.

For further information, please contact:

DIREVO Biotech AG
Christine Kasper, Public Relations
Phone: + 49 221 8887-160
Fax: + 49 221 8887-111
E-Mail: kasper@direvo.com

Danisco Venture
Anders Wilhjelm, Vice President Danisco Venture
Phone: + 45 32 66 22 97

Carsten Sivertsen, Media Relations Manager
Phone: + 45 32 66 20 49
Mobile: + 45 2145 2034
E-Mail: sfcsi@danisco.com

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26.11.2002

Direvo Raises EUR 10.5 Million in Series B Financing



Cologne, Germany - Direvo Biotech AG today announced that it has raised EUR 10.5 million in its Series B equity financing.

Direvo is a leading company in screening-based directed evolution and applies its integrated proprietary technologies to the development of better biopharmaceuticals, industrial enzymes, chemical biocatalysts and enzymes for food and feed. The company was established in the year 2000 and collaborates with world-leading companies such as Danisco A/S, Novozymes A/S and Evotec OAI AG.

With Danisco Venture, Copenhagen, as lead investor and TVM (Techno Venture Management), Munich, as co-lead investor, the Cologne-based German biotechnology company Direvo Biotech AG has raised EUR 10.5 million in new equity capital in its Series B financing. Further investors in this round are SK Kapitalbeteiligungsgesellschaft Köln mbH, New York based Sanders Morris Harris and the private investors Nobel laureate Prof. Manfred Eigen, Dr. Ruthild Winkler-Oswatitsch, Prof. Heinrich M. Schulte as well as all other investors from the Series A financing.

´We are extremely pleased to have attracted such a diverse group of new investors - a committed industrial investor with profound knowledge in one of our target markets, a representative of the local finance industry and an experienced US investor with a broad network - in combination with the excellent continuing support of our existing investors.´ stated Dr. Andre Koltermann, co-founder, President and CEO of Direvo. ´Raising this volume of funding in today´s challenging capital markets with a clear up-round encouraged us to continue with Direvo´s business strategy. The funding will secure the growth of the company for the next years and will support accelerated development of own and collaborative products.´

Lars Dybkjær, Investment Manager, Danisco Venture: ´We find both the technology and the management team behind Direvo very strong, and it makes us confident that this is a good investment. As Danisco is heavily engaged in both food and feed enzymes, the strategic fit is obvious. We look forward to working with the Direvo team.´

Dr. Hubert Birner, General Partner, TVM: ´In December 2000 we invested in a highly motivated team, which executed the business plan along pre-defined milestones. Now the endorsement of Direvo by industrial partners confirms our strategy of investing in early stage technologies which have near- to mid-term market potential.´

About Direvo
Direvo Biotech AG based in Cologne, Germany, is a leading company in screening-based directed evolution and applies its integrated proprietary technologies to the development of better biopharmaceuticals, industrial enzymes, chemical biocatalysts and enzymes for food and feed. With its rapid

Consolidated net sales fell as forecast by 9% to DKK 8.64 billion (DKK 9.48 billion) due to disposals in 2001/02, while consolidated profit increased by 3%.

The consolidated operating margin (EBITA) increased to 15% (14%). Earnings per share advanced 11% as a result of repurchases of own shares and the profit increase.

Please notice that this is an excerpt of the unabridged Announcement of results for 2nd quarter 2002/03.
▫ To view the complete Announcement of results for 2nd quarter 2002/03 please click here.
To download the unabridged notice as a Pdf file please click here.

For further information, please contact:
Michael von Bülow, Communications, tel.: + 45 3266 2043, mobile: + 45 2149 2305,
Pia Berndt, Investor Relations, tel.: +45 3266 2019, mobile: + 45 4010 5709,
Dan Togo Jensen, Investor Relations, tel.: + 45 3266 2023,
Carsten Sivertsen, Media Relations, tel.: + 45 3266 2049, mobile: + 45 2145 2034,
Natalie Weber, Media Relations, tel.: + 45 3266 2074, mobile: + 45 2876 5104


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17.12.2002

Q2: Consolidated profit grew 9%



Announcement of results for Q2 2002/03
1 August - 31 October 2002
(unaudited)

Please notice that this is an excerpt of the unabridged Announcement of results for 2nd quarter 2002/03.
▫ To view the complete Announcement of results for 2nd quarter 2002/03 please click here.
To download the unabridged notice as a Pdf file please click here.

Headlines

- Consolidated profit grew 9% to DKK 265 million (DKK 244 million)
- Operating margin (EBITA) 14% - up 1 percentage point
- Earnings per share advanced 18% to DKK 4.92 (DKK 4.16)
- Consolidated profit forecast for 2002/03 unchanged at around DKK 1 billion (DKK 940 million) but lower EBITA forecast in Ingredients and Sweeteners

Challenging markets

Second quarter:
Consolidated sales reduced by 3% to DKK 4.41 billion as a result of last year's disposals, which is in line with the forecast.

Consolidated earnings (EBITA) grew by 4% to DKK 627 million (DKK 603 million).

Consolidated profit came to DKK 265 million (DKK 244 million), an increase of 9%. Earnings per share advanced 18% as a result of repurchases of own shares and the profit increase.

Sales in the Ingredients and Sweeteners segment increased by 4% with organic growth of 3%. Organic growth in local currency terms would have been 5%, had fluctuations in the South American currencies against USD been taken into account.

Earnings (EBITA) in Ingredients and Sweeteners rose 7% to DKK 366 million (DKK 343 million).

Sales in Sugar increased 2% as forecast. This year's sugar production is expected to be considerably above the EU quotas.

Earnings (EBITA) in the Sugar segment fell 1% to DKK 297 million (DKK 300 million) as forecast.

6 months:

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18.12.2002
Danisco expands pectin production in the Czech Republic

The world´s second largest pectin producer expands its Czech production capacity by 40 per cent to accommodate an expected growth rate of 5-6 per cent on the world market.

´The current 40 per cent expansion of the production capacity and the further development of our product types will accommodate part of the expected growth in the world consumption of pectin and reduce production costs,´ says Hans Henrik Hjorth, President, Danisco Textural Ingredients.

Hans Henrik Hjorth expresses satisfaction at the prospect of the Czech Republic becoming part of the EU as this can only benefit business, seeing that custom procedures will be made easier.
Currently, export from Smirice is primarily directed at countries outside the EU - countries in Eastern Europe, Asia and Africa. When the Czech Republic joins the EU, the high tariff barriers will disappear and exports to EU countries will be made possible.

In addition to lowering the cost of production, the new facilities at Smirice will enable the plant to increase the production of speciality products for the dairy and confectionery industries - industries in which significant growth is expected. For instance, the dairy industry is seeing considerable growth within acidified milk drinks.

The new facilities will be ready for production in September 2003.

Danisco´s pectin market share is around 25 per cent and increasing - particularly within specialised applications.

Pectin is a stabiliser derived from the peel of citrus fruits. It is used to provide texture to food, primarily in confectionery, jam, dairy products and the pharmaceutical industry. Pectin is a preferred ingredient in the food industry because it is made from natural raw materials.

The Smirice plant is one of two Danisco pectin plants; the other plant is located in Tecomán in Mexico.

For further information, please contact:

Hans Henrik Hjorth, President, Danisco Textural Ingredients, tel.: +45 3266 2000

Blanka Valusová, Factory Manager, tel.: +420 4958 46111

Natalie E. Weber, Press Officer, tel.: +45 3266 2074, mobile +45 2876 5104, e-mail: sfnwq@danisco.com

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17.1.2003

A Danish-based company – but what else do you know about Danisco?



As one of the first manufacturing business-to-business companies in Denmark, Danisco has launched a wide-scale branding campaign to let the world know what Danisco is all about - starting with Denmark. You will see Danisco in commercials on the Danish TV channel TV2, in print ads in all major dailies and on billboards at Copenhagen Airport. Later this year, the campaign will reach select countries outside of Denmark.

A short while ago, Danisco comprised distillery activities, packaging, snacks and food. This has changed. The only remaining activities are food ingredients and sugar. And this is what Danisco wants to communicate.

A strong brand promotes good business results

Every day, hundreds of millions of people around the world consume foods containing ingredients from Danisco. Half of all ice cream around the world - and every fourth loaf of bread - contains ingredients from Danisco.

Danisco - First you add knowledge...

"First you add knowledge..." is the new slogan that describes the essence of Danisco. Knowledge is the added value a customer gets when purchasing an ingredient from Danisco - whether it is knowledge about the customer´s production, the food the ingredients are used in - or new consumer trends.


DANISCO
First you add knowledge...

Danisco´s aim is to share knowledge of ingredients with consumers, which is why Danisco has launched a Danish website - www.ingredienser.info, where consumers can learn more about ingredients and ask questions about them. Danisco´s new brochure about ingredients - "Tid til mere..." is available for download at www.danisco.com.

More to come

The international branding campaign will be rolled out later this year as a business-to-business campaign. Select countries will gain knowledge of Danisco through print ads, putting Danisco on the map as a leading supplier of ingredients to the food industry.

For further information, please contact:
Natalie E. Weber, Press Officer, Tel.: +45 3266 2074, mobile: +45 2876 5104, e-mail: sfnwq@danisco.com
Carsten Sivertsen, Media Relations Manager, Tel.: +45 3266 2049 or +45 2145 2034, e-mail: sfcsi@danisco.com

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27.1.2003

Sustainable competitiveness

Does sustainability give you return on investment?
This was one of the questions addressed by Danisco CEO Alf Duch-Pedersen in a speech at the Copenhagen Business School on January 24. He was invited to speak about the corporate branding of Danisco and started his speech by referring to the company values and sustainable development.

Danisco CEO Alf Duch-Pedersen during his speech at the Copenhagen Business School. Photographer: Søren Svendsen

'When a company decides to go down the sustainable road it has to realise the considerable costs that follow. But sustainability also gives you a competitive edge. Our customers - many of whom are listed in the same international sustainability indexes as we are - demand from their suppliers that they are committed to sustainability. That's where we get our return on investment.

Alf Duch-Pedersen emphasised the importance of the acquisition of Finnish Cultor in 1999:
'The Finns were well advanced in dealing with sustainability and made it possible for Danisco to adopt and further develop this programme at a time when very few companies even considered these issues.'

Addressing the ongoing branding of Danisco, Alf Duch-Pedersen said:
'Any campaign can be bought for a hundred million. But we decided to do the job in our own way thereby basing the branding process on a more solid internal foundation. Branding is not just a marketing concept. Branding is about how our employees see us. Branding is about our reputation and relation with stakeholders and customers.'

Professor Majken Schultz at the Copenhagen Business School stressed the importance of the CEO in any branding process:
'The ultimate responsibility for the process lies in the hands of the CEO.'
Majken Schultz emphasised the need for creating coherence ensuring that a corporate brand is created with the active involvement of not only top managers but also employees and external stakeholders.

In his response, Alf Duch-Pedersen said:
'How do I make sure that our employees in Mexico and Malaysia buy in? The answer is: 'By going there, by asking them and by discussing with them. So that's what I and we do.'

Alf Duch-Pedersen is the Ambassador for the CBS Executive MBA Class 2003/2004.

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For further information, please contact:
Carsten Sivertsen, Media Relations Manager, tel.: +45 32 66 20 49,
mobile: +45 21 45 20 34 or e-mail: sfcsi@danisco.com

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3.2.2003

Sugar production at record high



Danisco´s sugar production reached an all-time high of 1,363,000 tonnes in the 2002 beet campaign. Thus, combined, our factories in Denmark, Sweden, Finland, Germany and Lithuania beat the record from 2000 when output totalled some 1,345,000 tonnes of sugar.

The total sugar output in the four EU member countries Denmark, Sweden, Finland and Germany exceeded Danisco´s EU quotas by some 25 per cent, while production in Lithuania was somewhat above the factories´ national quota. The campaign result is thus on a par with expectations most recently published in Danisco´s Announcement of Results for Q2 2002/03.

High quality at all levels

The large sugar output was helped by favourable growth conditions, resulting in record-high sugar yields in several countries, coupled with efficient production.

Commenting on the campaign result, Executive Vice President, COO, Mogens Granborg says:

- We´re highly satisfied with this year´s production. The numerous initiatives we are taking to optimise our business are delivering results and contribute to consolidating our position among the leading European sugar producers. At the same time, sugar yield per hectare has steadily increased over the past few years helping to provide the basis for continued high-quality sugar production in the Nordic region.



Danisco´s sugar output 2002 by country:

Country	Production (tonnes of sugar)	Sugar yield (tonnes of sugar /ha)	Sugar quotas 2002/03 (tonnes of sugar)
Denmark	516,000 (479,000)	9.8 (9.1)	392,000
Sweden	432,000 (402,000)	8.7 (8.1)	355,000
Finland	163,000 (146,000)	6.2 (5.5)	141,000
Germany	145,000 (132,000)	8.5 (7.8)	116,000
Lithuania	107,000 (88,000)	5.6 (5.0)	97,000

(Figures for the 2001 campaign are shown in brackets.)

For further information, please contact:

Press Relations Manager Carsten Sivertsen, tel. +45 32 66 20 00, or
Communications Officer Dorthe Lindgreen, tel. +45 32 66 25 00.

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11.2.2003

Food safety with no permanent address

A decision on the location of the new EU food safety authority is needed. Otherwise, credibility is at risk, writes Lasse Skovby Rasmusson, Vice President, Danisco A/S, in a feature article in ErhvervsBladet on 10 February 2003:

When the EU Commission presented its white paper on food safety in January 2000, it became apparent that food safety had been given a high priority in the EU.

The flagship of the EU´s new food safety strategy is the European Food Safety Authority (EFSA), whose brief is to work for a high level of food safety in Europe and to restore and sustain consumer confidence in food products. One way to achieve this is to collect scientific data and coordinate the efforts to enhance food safety in partnership with the competent member state bodies and with companies and consumers. A major task for EFSA will be contributing to more openness and dialogue in the area of food safety.



The framework for EFSA´s area of responsibility seems to be in place, while the physical framework remains a problem that could make it difficult for EFSA to get started.

A major problem is, for instance, recruiting the necessary, highly qualified people as long as it is uncertain if their place of work will be Helsinki, Parma, Brussels or some other place.

At the moment, EFSA is temporarily located in Brussels, but its future home remains undecided. That decision lies with the European Council of heads of state and government, and so far, the Council has not shown determination in reaching a decision.

When the EU leaders gathered at the December 2001 summit in Laeken, Belgium, there
seemed to be a good chance of resolving the question of EFSA´s location. At that time, it was generally felt that the decision had been under way long enough, and the expectation was that EFSA could finally get down to business.

That was not the way things turned out. The Belgian presidency had to announce its failure to reach an agreement. A majority of the member states pointed to Helsinki as the future home for EFSA but Italy opposed, as Parma was one of the candidates for the EFSA base.

Since then, we have had two presidencies who did not even shortlist the location of EFSA for the agenda, and it does not seem as if the current Greek presidency will resolve the matter. Whether it is fear of repeating the Laeken failure, or there are other reasons why the Council has not taken it up again, remains unclear. But for the sake of food safety and the consumers, the Member States should come out in the open and settle the matter once and for all. Otherwise, the credibility of EFSA and the EU in terms of food safety is at risk. And that is something we

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cannot afford. We need European cooperation in order to create a high level of food safety, and it would be a great pity if good EU initiatives in this area are delayed on account of discussions as to where EFSA should be located, which cannot be said to be very credible.
In November 2002, the European Parliament said it would retain 50% of EFSA's 2003 grant because its permanent location had not yet been decided. That could be seen as an attempt to put pressure on the Council to come up with a permanent address, and if it has the desired effect, that is fine. But it will also make it even harder for EFSA to get down to work. The Management Board of EFSA has requested the European Parliament to release the full grant. The Board also wants a permanent address for EFSA as soon as possible, and made several requests to the Council for a solution in the past six-month period.

The enlargement of the EU dominated the Danish presidency, which goes to explain why EFSA did not make it to the agenda. But the enlargement has given us 10 new EU members who must adjust to the EU food safety requirements. And for that reason, it is important that EFSA gets the most optimal working conditions. We hope the Danish government will put an effort into having the location of EFSA determined during the Greek presidency.

The EU is the world's largest producer of food products, and the food industry is the largest industrial sector in the EU with an annual production value of EUR 600 billion. So, economy also makes it essential that EU food safety is under control.

As one of the largest producers of functional ingredients to the food industry, Danisco is a central link in the food chain from farm to table. Food safety is an area we work with every day, just like many other businesses. Our customers and the consumers expect it, and we find it natural, reasonable and necessary. We have closely followed the EU food safety efforts - notably EFSA. We still expect and hope that EFSA will play a central part, but it will take some action on behalf of the Member States. EFSA must get its place on the map - the sooner, the better.

Source: ErhvervsBladet, 10 February 2003, *www.erhvervsbladet.dk* (Only available in Danish. Link opens in new window)

For further information, please contact:
Carsten Sivertsen, Media Relations Manager, tel. +45 32 66 20 00, mobile mobile: +45 21 45 20 34 or e-mail: sfcsi@danisco.com

---

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25.2.2003

Million dollar question



In Børsen, Leif Kjærgaard, SVP, Global Innovation and Business Development at Danisco, argues that the quality of food ingredients is much more important to discuss than whether the food ingredients are "natural" or not:

One of the most sensible things the average Dane - slightly overweight and working in an office - can do is to go for a walk in the woods. In nature, we find room for exercise and reflection. Nature plays an important part in our everyday lives.

"Nature" is also a central element in the food debate. When asking consumers about additives, the answer is clear. We prefer natural additives. We do not want artificial additives. Of course, this debate also influences Børsen´s fine new food supplement and, for that matter, communication from producers of additives as well as their customers - the producers of finished consumer goods. Everyone wants to be associated with the term "natural".

What better example of a natural product than a first-class blue cheese, which pleases the eye, nose and palate? Well, the bacteria cultures used in the production have been cultivated in closed hi-tech circuits, and the enzyme used to make the cheese coagulate has been extracted from calves´ stomachs in a process, which presumably seems just as unnatural to the curious consumer as the routines in a slaughterhouse.

Or perhaps the rennet is the result of genetic engineering where the gene, which codes the original enzyme, has been isolated in a laboratory and mass-produced by diligent microorganisms in large fermenting tanks. Incidentally, this is the same principle used to produce Danisco´s own HOX bread enzyme. The original seaweed, in which the HOX enzyme is found, does not produce the enzyme in as large quantities as the microorganisms used in our production.

This leads to the million dollar question: Do we speak of "natural" enzymes when they come from calves´ stomachs and seaweed, and are the enzymes "unnatural" when produced by microorganisms in fermenting tanks?

And what about the other products that we and other producers define as ingredients but which Danish legislation refers to as additives. One example could be a nice milkshake, containing for instance banana flavour and a stabiliser (E407). The flavour may by natural, nature-identical (as in the above case of the enzyme) or maybe the ingredients manufacturer has produced a flavour containing less fragrance and flavour components than the original flavour, which classifies the flavour as "artificial." But this does not necessarily make the flavour any less good. The opposite might even be the case.

And what about the E407 stabiliser? That is carrageenan, which is extracted from seaweed. The extraction involves industrial processing, which is miles away from any romantic fantasies about nature, and the consumers, who are not keen on E-numbers to start with, therefore hardly associate the products with anything

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"natural". But in reality, the products are just as natural as the woods we want to enjoy or - if you like - just as artificial. The fact is that woods have been architect-designed and the wood owners are taking great care to keep up the woods in accordance with the rules stipulated by the authorities.

Thus, the question is: Could we not - as producers of foods and food ingredients - agree to talk about quality rather than continue discussing the unspecific subject of natural/unnatural? Is it not so that the reason why food ingredients producers such as Chr. Hansen, Novozymes and Danisco have managed to place Denmark in a leading position on the world market is that their products add quality to the end products by meeting the customers´ expectations?

Is it not so that part of this quality is based on the fact that our ingredients can be produced in a very pure and standardised form (this is where genetic engineering enters the picture as an excellent - but politically incorrect - tool)? Purity and standardisation are key words in industrial food production and these factors contribute to ensuring that today´s consumers can buy high-quality industrially produced foods. True - there are also many low-quality products to choose from but this is just another case of demand controlling supply.

When Danisco through its branding campaign explains that we use palm oil, seaweed, sugar beet and citrus peel and then add knowledge, we are telling the story about modern industrialised food production. Nature disappeared the day man began cultivating it. The industry should make an effort to promote acknowledgement of this fact - rather than contributing to maintaining the illusion.

It appeared from Børsen´s supplement on Monday that other important challenges ought to be addressed. One example was to support the Danish Asthma and Allergy Association´s rejection of the Danish Consumer Council´s claim that additives in general and flavours in particular are allergy-provoking. There are many issues to address.

Source:
Dagbladet Børsen, 25 February 2003, www.borsen.dk (Only available in Danish. Link opens in new window)

For further information:
Carsten Sivertsen, Media Relations Manager, tel. +45 32 66 20 00, mobile
mobile: +45 21 45 20 34 or e-mail: carsten.sivertsen@danisco.com

421






19.3.2003
Q3: Earnings per share up 16%



Announcement of results for Q3 2002/03
1 November - 31 January 2002
(unaudited)

Please notice that this is an excerpt of the unabridged Announcement of results for third quarter 2002/03.
To view the complete Announcement of results for third quarter 2002/03 please click here.
To download the unabridged notice as a Pdf file please click here.

Earnings per share up 16%
Operating profit (EBITA) increased 6% on last year's Q3 despite challenging market conditions, proving Danisco's ability to grow earnings in a demanding economic environment.

- Operating profit (EBITA) grew 6% to DKK 495 million (DKK 468 million) Operating margin (EBITA) was 13% - up 1 percentage point. Given unchanged exchange rates, earnings (EBITA) in Ingredients and Sweeteners grew 16%.
- Consolidated profit grew 9% to DKK 178 million (DKK 164 million) The lower USD rate resulted in lower financials.
- Earnings per share advanced 16% to DKK 3.31 (DKK 2.86) Buy-back of own shares YTD for DKK 711 million, corresponding to 2.6 million shares, and the positive development in financials raised earnings per share considerably.

Outlook

- Consolidated sales expected in the range of DKK 16.5-17.0 billion on account of the development in the USD rate.EBITA for Ingredients and Sweeteners is adjusted to around DKK 1,350 million. The weak exchange rates, mainly USD, impact the full-year outlook by around DKK 70 million. The uncertainty in the forecast has increased due to general market conditions.
- EBITA forecast in Sugar unchanged at DKK 1.1-1.2 billion.
- Consolidated profit expected to be in the range of DKK 950-1,000 million.
- Danisco expects to continue to buy back own shares on market terms up to the start of our quiet period on 21 May 2003.

Please notice that this is an excerpt of the unabridged Announcement of results for third quarter 2002/03.
To view the complete Announcement of results for third quarter 2002/03 please click here.
To download the unabridged notice as a Pdf file please click here.

For further information, please contact:

Investor & Analyst Relations:
Pia Berndt, Investor Relations, tel.: +45 3266 2019, mobile: + 45 4010 5709,
Dan Togo Jensen, Investor Relations, tel.: + 45 3266 2023,

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Media & Press Relations:
Carsten Sivertsen, Media Relations, tel.: + 45 3266 2049, mobile: + 45 2145 2034,
Natalie Weber, Media Relations, tel.: + 45 3266 2074, mobile: + 45 2876 5104

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20.3.2003

Danisco invests in Mexico

Danisco has decided to invest DKK 40 million in the production of speciality pectin at the plant in Tecomán, Mexico. The plant employs around 260 people.

The new plant, expected to be operational in April 2004, will produce a special kind of pectin, the so-called low ester pectin, which is especially useful in jam with low sugar content, fruit blends for sweets, bread and dairy products and as stabiliser in yoghurt.



Pectin is made from citrus peel and the decision to expand production at the Mexican-based plant involves, among other things, certain transportation benefits. Today, the production takes place in Grindsted, Denmark, and it has been decided that the ten employees engaged in this production will be offered other positions at Danisco, Grindsted, by far Danisco's biggest production site employing close to 700 people.

The market for low ester pectin is the fastest growing of all pectin markets, states Hans Henrik Hjorth, President, Danisco Textural Ingredients.

'The investment in Mexico will enable us to more than double our present capacity, reduce production costs and offer our customers entirely new products,' says Hans Henrik Hjorth.

The decision to invest in Mexico comes just a few months after Danisco's pectin plant in the Czech Republic began growing its capacity by 40 per cent. The Czech plant is expected to reach the increased capacity in September this year.

Since the early 1980s, Danisco has become the world's second largest producer of pectin with a market share of approximately 25 per cent.

For further information please contact:

Hans Henrik Hjorth, Textural Ingredients, tel.: +45 3266 2000
Carsten Sivertsen, Media Relations, tel.: +45 3266 2926,
mobile: +45 2145 2034

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27.3.2003

Danisco enters into cooperation with the Pantomime Theatre



- Boosting the cultural history of Tivoli Gardens

Danisco has just concluded a sponsorship agreement with Tivoli Gardens, which means that Tivoli's Pantomime Theatre will receive DKK 6 million from Danisco over the next three years.

Danisco is looking forward to the cooperation, which entitles the company to use the Pantomime Theatre and its characters for marketing purposes and to host employee events at Tivoli Gardens.

'Like Danisco, Tivoli is internationally known, Danish-based and stands for quality. That's why we've chosen to sponsor the Pantomime Theatre - a piece of cultural history we'd like to preserve. Art can only prosper and develop if given new resources,' says Danisco CEO Alf Duch-Pedersen.

Tivoli CEO Lars Liebst on the cooperation with Danisco: 'It allows us to continue the last couple of years' positive development of pantomime and the Pantomime Theatre. Audiences as well as the press have been thrilled with the theatre's new initiatives.'

The Pantomime Theatre - the Chinese peacock theatre - is the oldest and the only listed building in Tivoli. It was designed in 1874 by Danish architect Vilhelm Dahlerup, who created the Royal Danish Theatre around the same time. The theatre is renowned for its magnificent peacock curtain. When the bird lowers its tail, the curtain rises!

For further information, please contact:

Natalie E. Weber, Press Officer, Danisco, tel.: +45 32 66 29 27,
email: natalie.weber@danisco.com
Stine Lolk, Chief Press Officer, Tivoli, tel.: +45 33 75 03 38, email: sl@tivoli.dk

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28.4.2003
Minister visits Danisco, Brabrand



On Monday 28 April, the Danish Minister for Science, Technology and Innovation Helge Sander visited Danisco´s innovation centre in Brabrand, Denmark.

During a tour of the centre, Helge Sander was demonstrated how food research in private and public scientific institutions, such as the Danish Centre for Advanced Food Studies, is translated into tangible products.

Through practical demonstrations, it was illustrated how research and development of food ingredients plays a role in every household - how knowledge is turned into products. The HOX enzyme was mentioned as an example of a recently developed product and its beneficial properties in dough and baked bread were demonstrated. Other applications of food technology were also demonstrated - for instance within the dairy industry, which conducts research in everything from acidified milk beverages to all kinds of ice cream, ice lollies, fruit ice and new product concepts. Danisco´s ingredients are part of every second ice cream and every fourth loaf of bread produced around the world.

For further information, please contact:
Natalie E. Weber, Press Officer, Danisco A/S, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

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29.4.2003
Russia - major growth market for beet seed

Danisco Seed in Holeby, Denmark, has gained a solid foothold on the Russian market for sugar beet seed with 20 per cent of its seed exports going to Russia where Danisco Seed is market leader among the foreign companies. In addition, a new strategy has reversed declining trends on several existing markets and opened the doors to new markets, making the coming three-four years seem promising.



"Some years back, we had a difficult time as regards the processing of sugar beet seed. We therefore went through a major restructuring process to 'trim' the organisation and we focused more thoroughly on seed technology, so we're now able to offer a range of improved products. The restructuring was a success and led to considerable progress on most of our markets," says Torben Nielsen, Vice President, Sales and Marketing, Danisco Seed, Holeby.

Good growth potential
Last year, Danisco Seed's share of the European sugar beet market was 10-12 per cent. And even though the selling season is not entirely over, sales of sugar beet seed in terms of volume will outgrow last year's good sales. Torben Nielsen finds this highly satisfactory since the growing areas for sugar beets have been reduced by 5-10 per cent on most markets and by as much as 18 per cent in Italy. This means a considerable increase of Danisco Seed's market share.

"In the past years, we've been working hard to secure our position on our three most important European markets: Germany, France and the UK.' They are high-price markets previously dominated by our competitors. Now, our efforts have paid off, partly because we've been able to offer improved seed varieties. In addition, we've had a comeback in Holland, and the sales trend in Belgium is very positive indeed. In Denmark, the Czech Republic, Slovakia, Hungary, Poland and Italy, we've further enhanced our already strong position. Finally, we have Russia where we saw great progress last year and where we've already sold 50 per cent more than in 2002, so the Russian market has been a very pleasant surprise, and our progress is actually only limited by the amount of seed available to us," says Torben Nielsen.

"Today, Danisco Seed has its own Russian sales organisation with a stable and solid customer portfolio. It's definitely our sales organisation that makes the difference. The sugar beet seed market is very transparent. All seed providers offer high-quality seed and prices are more or less the same. Moreover, the sales organisation has eliminated the previous uncertainty as to getting paid by demanding full or partly pre-payment," says Torben Nielsen.

For further information, please contact:
Torben Nielsen, Vice President, Sales and Marketing, Danisco Seed, tel.: +45 54 60 60 31

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30.4.2003

Danisco launches ice lolly that does not melt



A combination of locust bean gum and another stabiliser has changed the way we eat ice lollies. Even on the hottest summer day, the new type of ice lolly does not melt, but turns into a fruity jelly due to the special blend of ingredients. The new concept is called Ice Dreams because it was a kind of ice lolly that a group of children expressed a wish for during their visit to the international food ingredients supplier Danisco.

Danisco´s Danish test dairy cooperates with customers all over the world and develops everything from ice cream, fruit ice and ice lollies to sweet and acidified milk beverages. Every second ice cream product in the world contains ingredients from Danisco, but the ice cream that does not melt, stick or drip on your clothes is brand new and it has so far been sold to the English supermarket chain Iceland.

"Ice Dreams is a little revolution on the ice lolly market. Until now, we"ve had ice lollies with various flavours and shapes. But Ice Dreams has entirely new qualities and is easier for children to eat and for their parents to handle," says Finn Hjort Christensen, Senior Application Manager, Danisco.

The Iceland supermarket chain received great media attention when it launched the new non-drip ice lolly and it has been well received by the customers. German-based Eisbär Eis produces the ice lolly and packs it in Iceland"s packaging. In a few weeks, Eisbär Eis will launch the ice cream in Germany under its own name.

Initially, the concept will be marketed in Italy, France, the Netherlands and the UK. A marketing plan for other countries is in the pipeline.

For further information, please contact:

Finn Hjort Christensen, Senior Application Manager, e-mail: G8fhc@danisco.com, tel.: +45 89 43 50 00
Natalie E. Weber, Press Officer, e-mail: sfnwq@danisco.com, tel.: +45 32 66 29 27 or +45 28 76 51 04

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12.5.2003
Danisco sponsors Bournonville Festival



Through a sponsorship agreement, Danisco has contributed to realising the visions behind the third Bournonville Festival of the Royal Danish Ballet to take place in June 2005.

In addition to activities and initiatives linked specifically to the festival in 2005, the sponsorship also comprises a new production of Bournonville´s La Sylphide, which will play already next season and be included in the festival repertoire in 2005.

CEO of Danisco Alf Duch-Pedersen gives the following reason for the sponsorship:
"The Royal Danish Ballet is characterised by professionalism and quality at high international standards. At the same time, the ballet builds on solid tradition and knowledge. These are values that we rate highly at Danisco, making it an honour for us to enter into this cooperation."

Artistic director Frank Andersen:
"Having Danisco as main sponsor of the third Bournonville Festival is a major step towards realising our ambitions - not just as regards the 2005 festival but also for the future. We´re very much looking forward to cooperating with one of Denmark´s leading companies in arranging an important cultural event."

In connection with the Bournonville Festival, a number of other initiatives will be launched to attract attention to the Bournonville tradition, including an international homepage, a biography on August Bournonville and videos of the six Bournonville ballet schools, which will all help keep the traditional ballet for posterity.

The sponsorship allows for employee and customer events at the Royal Danish Theatre.

The Royal Danish Ballet will receive a total of DKK six million over a three-year period.

Related links:
www.bournonvillefestival.com
www.kgl-teater.dk

For further information, please contact:
Natalie E. Weber, Press Officer, Danisco A/S, e-mail: sfnwq@danisco.com, tel.: +45 32 66 29 27 or +45 28 76 51 04
Eva Hein, Press Officer, The Royal Danish Ballet, e-mail: ehe@kgl-teater.dk, tel.: +45 33 69 69 80

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14.5.2003
Danisco in Nordic Sustainability Index

500 Nordic companies listed on five Nordic stock exchanges have been examined closely for their abilities in the fields of sustainability and corporate governance. 40 companies ended up making it into the new index - one of them Danisco, the only company in the Food, Beverage and Tobacco category.

'We're very pleased with our position in the index. Currently, we're working on our third sustainability report which will be published this autumn. We've increased our communication with our stakeholders, and are continuously making progress in the field. Our placement in the index is an encouraging recognition of our work,' says Søren Vogelsang, Vice President, Sustainable Development, Danisco.

The Nordic Sustainability Index is based on a survey conducted by CaringCompany AB and Oxford Research A/S. The survey is financed by The Nordic Council of Ministers, the Danish Ministry of Employment and The Danish Environmental Protection Agency.

Other acknowledgements
Danisco is listed on the Dow Jones Sustainability, FTSE4Good and Storebrand indexes - and active participant in the United Nations Global Compact, as well as a member of the World Business Council for Sustainable Development.

For more information, please contact:
Søren Vogelsang, Vice President, Sustainable Development, Danisco, Tel.: +45 3266 2000, e-mail: soren.hjuler.vogelsang@danisco.com
Natalie E. Weber, Press Officer, Danisco, Tel.: +45 3266 2927, e-mail: natalie.weber@danisco.com

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17.6.2003
Announcement of Results for 2002/03

Announcement of Results for 2002/03
1 May 2002 - 30 April 2003
(unaudited)

This is an excerpt of the unabridged Announcement of results for 2002/03.
▫ To view the complete Announcement of Results for 2002/2003 please click here.
To download the unabridged notice as a pdf file please click here.

Danisco's earnings per share increased 17%
Danisco maintains a satisfactory cash flow against adverse trends in the world economy, allowing us to continue the strategy and further strengthen our business platform.

- **Earnings (EBITA) were unchanged at DKK 2,316 million (DKK 2,315 million)**
  Operating margin (EBITA) was 14.0 % - up almost 1 percentage point. Translated at unchanged exchange rates, earnings (EBITA) would have been around DKK 2,400 million.

- Consolidated profit grew 8% to DKK 1,017 million (DKK 940 million)
  Profit exceeded the expectation announced at Q3 of around DKK 950 million. Lower interest rates and a lower USD rate impacted financial expenditure favourably.

- Earnings per share advanced 17% to DKK 19.02 (DKK 16.24)
  Buyback of own shares and the positive development in financials boosted earnings per share considerably.

- Proposed dividend of DKK 6.25 per share (DKK 6.00)
  The aim is to distribute surplus capital through share buyback and dividend payment out of profit for the year.

Outlook 2003/04

- Sales expected in the range of DKK 16.0 - 17.0 billion.
- Earnings (EBITA) expected in the range of DKK 2,100 - 2,300 million, on the back of current exchange rates and the changes in the EU sugar regime.
- Consolidated profit expected in the range of DKK 900 - 1,000 million

▫ To view the complete Announcement of Results for 2001/2002 please click here.
To download the unabridged notice as a pdf file please click here.

For further information, please contact:

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Investor & analyst relations
Pia Berndt, Investor Relations, tel.: +45 3266 2924, mobile: +45 4010 5709
Dan Togo Jensen, Investor Relations, tel.: +45 3266 2925, mobile +45 4043 4397

Media and press relations
Carsten Sivertsen, Media Relations, tel.: 3266 2926, mobile: +45 2145 2034
Natalie Weber, Media Relations tel.: +45 3266 2927, mobile: +45 2876 5104

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27.6.2003
Sustainability: Danisco ranked "Best in Class"

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI

Last night, Danisco received a ´Best in Class´ award given to companies that rank among the top 30 per cent on environmental and social performance on the Storebrand Index. Danisco earned this award for its leading environmental and social performance in the food and beverage industry, and is the only Danish company in the food industry to rank ´Best in Class.´

Living up to the goals
´The recognition shown to Danisco by the ´Best in Class´ award is important to us as this - and our other acknowledgements - shows that we are living up to the goals that we have set for ourselves in the areas of environmental and social performance. We know that our standards are high, as we have worked hard on being a responsible citizen in the communities in which we operate. However, we continuously strive to better ourselves and feel encouraged by an award like this,´ says Søren Vogelsang, Vice President, Sustainable Development, Danisco.

Previous sustainability acknowledgements
Danisco is also listed on the Dow Jones Sustainability, FTSE4Good and Nordic Sustainability indexes - an active participant in the United Nations Global Compact, as well as a member of the World Business Council for Sustainable Development.

Next Sustainability Report
Danisco´s next Sustainability Report is due later in 2003.

The next Storebrand ´Best in Class´ award will be given in approximately two years.

For further information, please contact:
Søren Vogelsang, Vice President, Sustainable Development, Danisco, Tel.: +45 3266 2000,
Daniel King, Reporting Manager, Danisco, Tel.: +45 3266 2031,

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24.7.2003
Benefat® - A low-calorie alternative

Following a recent positive opinion expressed in the EU's Standing Committee on the Food Chain and Animal Health, Danisco looks forward to offering a new innovative low-calorie fat, Salatrim, to the European confectionery and bakery industry. The product, which is patented, will be sold under the name Benefat® .



Benefat® meets the desired quality of taste
Fat is important in that it provides food with a good taste, but with lifestyle-related obesity becoming a still more serious problem, the food industry looks for alternatives to ordinary fat. Unlike traditional fat replacers that typically cannot match the taste profile of fat, Benefat® meets the desired quality of taste, as its structure resembles that of fat. Another advantage is that the product does not contain trans fatty acids, which through legislation is sought reduced as much as possible.



An alternative to conventional fat in the diet
President Torben Svejgaard, Danisco Emulsifiers, says:
'Benefat® is a constructive fat-based alternative to conventional fat in the diet. Benefat® offers food processors a safe and effective way of improving the nutritional profile of foods without compromising taste, as the calorie value is one third lower than ordinary fat.'

Benefat® are targeted at adults who want to fight obesity
Fat plays an important role in certain products. More than 30 per cent of a normal chocolate bar and 15 per cent of a biscuit is fat. This can successfully be replaced by Benefat®. Products containing Benefat® are targeted at adults who want to fight obesity and still be able to enjoy a treat now and then. All the components in Benefat® are present in the foods we normally consume.

Well received by US consumers
Benefat® has been sold on the US market for years and has been well received by consumers. With the approval from the EU, the product can be launched in Europe in a few months.
'We expect annual sales of between EUR 7 and 14 million after an introduction period of two-four years. This corresponds to approximately 0.1 per cent of the market for chocolate and cakes,' says Torben Svejgaard.

Click here for further information about Benefat®.

For further information, please contact:
Torben Svejgaard, President, Danisco Emulsifiers, +45 8943 5500, mobile +45 2360 0495
Carsten Sivertsen, Media Relations Manager, +45 3266 2926, mobile: +45 2145 2034

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4.8.2003

Proposal for reduction of share capital through cancellation of own shares

Notice no. 05/2003

As of 4 August 2003, Danisco holds 3,410,550 own shares of a nominal value of DKK 20 each, corresponding to 6.4 per cent of the total share capital of a nominal value of DKK 1,063,992,040 (53,199,602 shares).

Pursuant to Danisco´s Announcement of Results for 2002/03 of 17 June 2003, the Board of Directors has resolved to submit the following proposal to the Annual General Meeting to be held on 28 August 2003:

- cancellation of 2,131,050 own shares (nominal value DKK 42,621,000) corresponding to 4.0 per cent of the share capital. The shares have been bought back at a total purchase price of DKK 512,320,601, corresponding to an average purchase price of DKK 240.41 per share. The remaining holding of own shares, 1,279,500 shares, corresponding to 2.4 per cent of the share capital, is for hedging of the existing option programmes.

Danisco will continue the share buybacks under the current authorisation for the development of the capital structure, for the financing of acquisitions, for sale, for transfer in other respects or for cancellation at future Annual General Meetings.

As stated in the Announcement of Results for 2002/03 of 17 June 2003, the Board of Directors proposes that in the period until next year´s Annual General Meeting, the Board of Directors be authorised to allow the Company to buy back own shares up to the amount of 10 per cent of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10 per cent.

The proposals in full will appear from the notice convening the Annual General Meeting.

Yours faithfully

Alf Duch-Pedersen
Chief Executive Officer

For further information please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920,
mobile: +45 2149 2305
Pia Berndt, Investor Relations, tel.: +45 3266 2924, mobile: +45 4010 5709
Carsten Sivertsen, Media Relations, tel.: +45 3266 2926,
mobile: +45 2145 2034
Natalie Weber, Media Relations tel.: +45 3266 2927, mobile: +45 2876 5104

54




6.8.2003
Danisco Venture invests in Profos AG



Regensburg, Germany - Profos AG and Danisco Venture today announced that they have agreed to an equity financing of several million euros, of which some are subject to milestones being met. Certain patent rights, which Danisco Venture has secured from third parties, have also been transferred to Profos in order to further strengthen Profos´ technology base.

Profos is a leading company within the area of bacteriophages and bacteriophage proteins. A bacteriophage is a virus that identifies, attacks and spoils bacteria. Profos´ technology can therefore be applied in rapid diagnostics products to detect harmful bacteria, in bioseparation for protein purification and removal of bacterial residues (endotoxin), and in the development of antimicrobial agents against harmful bacteria. The products will be used in the food, feed, water and pharmaceutical industries. Profos is today selling a number of products used in the pharmaceutical industry, including ColTrapâ (protein purification) and EndoTrap (endotoxin removal). Additionally, Profos will within the next year complete the development of rapid food and feed diagnostic products.

Thomas Zander, CEO and co-founder of Profos: ´The funding will secure the growth of the company for the next years and will support accelerated development of own and collaborative products. With our fortified patent portfolio we extend our strong position in the field of bacteriophage protein technology.´

Lars Dybkjær, Investment Director, Danisco Venture: ´We believe that Profos is addressing high growth market segments with its unique bacteriophage technology. This combined with the strong team behind Profos, makes us confident that this is a good investment´.

Anders Wilhjelm, Vice President, Danisco Venture: ´Profos is the first company Danisco Venture has invested in, which is developing rapid diagnostic products for the food and feed industry. The investment is in line with Danisco A/S´ increased focus on food safety. We believe rapid diagnostics is one of several ways in which Danisco´s customers, the food and feed industry, can ensure their products are not only healthy and tasty, but also safe. According to WHO, around 30% of the population of industrialised countries suffers from a food borne illness every year. This underlines the need for a stronger focus on food safety´.

About Profos
Profos AG based in Regensburg, Germany, is a leading company within the area of bacteriophage technology, in particular related to phage ligands, which are the parts of the phage that bind to the bacteria. The company was established in year 2000 as a spin-off from University of Regensburg. Profos has already successfully launched a number of highly innovative proprietary products being used in the pharmaceutical industry, and is currently employing 22 people. For further company information, visit Profos on the Internet at www.profos.de.

About Danisco Venture
Danisco Venture is a corporate venture unit within Danisco A/S - one of the world´s largest producers of ingredients for the food and feed industry. Danisco Venture focuses on creating significant value growth by investing in total DKK 500 million (approx. EUR 67 million) in ventures with high value-added products, services or technology platforms, which are relevant to Danisco.

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For further company information visit Danisco Venture on the internet at www.danisco.com/venture.

Contacts:

Thomas Zander, CEO, Profos AG, Phone: + 49 941 942 62 0
Anders Wilhjelm, Vice President, Danisco Venture, Phone: + 45 32 66 22 97
Carsten Sivertsen, Media Relations Manager, Danisco A/S,
Phone: + 45 32 66 20 49, Mobile: + 45 2145 2034

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13.8.2003

Low-dust technology clears the air



International ingredients supplier Danisco has developed a novel low-dust powder technology for food manufacturers with an eye for a top factory environment. Capable of reducing up to 98% of the dust from dry-blended ingredients, the technology lies behind Danisco´s new range of low-dust ingredients.

The technology is applicable in all kinds of food production, The primary target will be powders for dairy, ice cream, soups and sauces, bakery and meat production.

Dust has long been the bane of food production, where a number of the ingredients used are in powder form. Inhalation by factory workers can give health problems, while dust on the floor leads to hazardous, slippery surfaces. Cross-contamination, caused by dust from raw materials getting into finished products, is another problem manufacturers are keen to avoid.

"We are very pleased with the new technology which we have already introduced to two customers. We expect that the demand for low-dust ingredients will increase rapidly. Besides creating a better working environment, the low-dust technology means an average increase of capacity of approx. 20 per cent. Also, manufacturers will experience less product loss," says Ejvind Kringelum, Vice President, Application & Development, Danisco Functional Systems.

Danisco has, for some years, supplied dust-free encapsulated ingredients, in which stabilisers are encapsulated by emulsifiers. The new range marks the first time dry-blended ingredients have been produced using low dust technology.

Danisco´s new low-dust range is designed to live up to customers´ shelf-life expectations. The low-dust technology is also suitable for many tailor-made ingredient blends.

For more information, please contact:

Ejvind Kringelum, Vice President, Application & Development, Danisco Functional Systems, tel.: +45 8943 5488

Natalie E. Weber, Press Officer, Communications, tel.: +45 3266 2927, mobile: +45 2876 5104

Related links

http://www.danisco.com/functionalsystems

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(2) **13-05-2002 - Own shares**
As at 13 May 2002 Danisco holds 4,147,800 own shares corresponding to 7.12 per cent of the total share capital.
read more...

(1) **07-05-2002 - Acquisition of Perlarom brings Danisco into the premier league of European flavour houses**
07-05-2002 Danisco has acquired Belgian-based flavour house, Perlarom, adding perfectly to Danisco's strong flavour position in the US, the UK and Scandinavia.
read more...

20-03-2002 - Announcement of Results for Q3 2001/2002
20-03-2002 As forecast, Danisco's consolidated profit came to DKK 164 million (DKK 223 million).
read more...

27-02-2002 - Delisting of Danisco on the Helsinki Exchanges
Danisco FDRs will be delisted from the Helsinki Exchanges' list on 27 March 2002.
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06-02-2002 - Danisco FDRs listed on the Helsinki Exchanges
The application for delisting will be filed with Helsinki Exchanges on February 18, 2002.
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06-02-2002 - Noteringen af Danisco FDRs på fondsbørsen i Helsinki
Ansøgning om afnotering vil blive indgivet til fondsbørsen i Helsinki den 18. februar 2002.
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03-01-2002 - Own shares
Notice is hereby given that as at 3 January 2002 Danisco holds 2,947,800 own shares corresponding to 5.06 per cent of the total share capital.
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13-08-2002 - Proposals for cancellation of own shares
Proposals for cancellation of own shares and authorisation to issue warrant programme for employees.
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08-08-2002 - Own shares
As at 8 August 2002 Danisco holds 5,822,177 own shares in denominations of DKK 20 corresponding to 10 per cent of the total share capital.
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08-08-2002 - Potential for large sugar production in 2002
The results of this year's first field samples of beets made on 5 August in Denmark, Sweden, Germany, Finland and Lithuania.
read more...



06-08-2002 - Purchase of own shares
As announced 19 June 2002, a proposal for cancellation of Danisco's holding of own shares will be submitted to the AGM on 5 September 2002.

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19-06-2002 - Announcement of Results 2001/02
19-06-2002 Danisco's business platform showed its strength in conjunction with the market conditions prevailing. The consolidated profit came to DKK 940 million.
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17 **04-08-2003 - Proposal for reduction of share capital through cancellation of own shares**
As of 4 August 2003, Danisco holds 3,410,550 own shares of a nominal value of DKK 20 each, corresponding to 6.4 per cent of the total share capital of a nominal value of DKK 1,063,992,040 (53,199,602 shares). The Board of Directors has resolved to propose cancellation of 2,131,050 own shares at the Annual General Meeting to be held on 28 August 2003.
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16 **23-06-2003 - Holding of own shares**
As of 23 June 2003, Danisco's holding of own shares totals 2,764,900 shares, corresponding to 5.20 per cent of the total share capital.
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15 **17-06-2003 - Announcement of results for Q4 2002/03**
Danisco's earnings per share increased 17%. Danisco maintains a satisfactory cash flow against adverse trends in the world economy, allowing us to continue the strategy and further strengthen our business platform.
read more...

14 **16-01-2003 - Own shares**
Own shares As at 12 July 2002 Danisco holds 5,367,800 own shares corresponding to 9.22 per cent of the total share capital.
read more...

13 **17-12-2002 - Holding of own shares**
The Board of Directors of Danisco A/S has today decided to carry out the capital reduction as adopted at the AGM
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12 **17-12-2002 - Announcement of results for Q2 2002/03**
17-12-2002 Consolidated profit forecast for 02/03 unchanged at around DKK 1 billion
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11 **04-12-2002 - Almost 7,000 employees subscribed for warrants**
89 per cent of the warrants offered were subscribed for.
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10 **18-09-2002 - Announcement of results for Q1 2002/03**
18-09-2002 Earnings better than expected
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9 **05-09-2002 - Annual General Meeting 2002**
Today, Danisco A/S held its Annual General Meeting (AGM), at which the 2001/2002 Annual Report was approved.
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8 **05-09-2002 - Excerpt of the Chairman's report at the AGM 2002**
The Chairman spoke about Corporate Governance and future payment of dividends or purchase of own shares.
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Notice no. 05/2002 to the Copenhagen Stock Exchange

Acquisition of Perlarom brings Danisco into the premier league of European flavour houses

- This acquisition brings Danisco into the premier league of European flavour houses and strengthens our position as leading global ingredients supplier
- Strong synergies will create economic value added in the third full financial year after the acquisition

As of today, Danisco has acquired Belgian-based flavour house, Perlarom S.A., headquartered in Louvain-La-Neuve. Perlarom employs 260 people and generates the major part of sales in Europe.

With net sales of EUR 47 million (approx. DKK 350 million), Perlarom's European flavour sales level ranks among the top ten in Europe. The acquisition gives Danisco a major sales position on mainland Europe, moving Danisco from a position as the European no. 10 to a position as no. 6 within flavours, adding perfectly to Danisco's strong flavour position in the US, the UK and Scandinavia. Perlarom has four production sites and 10 subsidiaries around the world. The acquisition is in line with Danisco's offensive strategy of being one of the leading flavour houses in the world.

Through technical know-how and intensive R&D activities, amounting to approx. 8% of net sales, Perlarom has become a major player in Europe with its wide range of sweet and savoury flavours. These flavours are used in various applications such as soft drinks, dairy products, confectionery, alcoholic beverages as well as bakery products.

Alf Duch-Pedersen, CEO, Danisco: 'With Perlarom's and Danisco's combined product expertise we're now able to offer the beverage industry an outstanding product portfolio. We're now the number three player in flavours for beverages in Europe. This is the segment where we see the highest growth on the world market today - exceeding the average growth in the industry of approx. 4%. We therefore expect the Perlarom business to bring us further growth in this segment in the coming years. And we will use Danisco's extensive worldwide sales network to promote and sell this new and wide variety of products that we now have access to. With this acquisition, Danisco has obtained a perfect position that will strengthen our organic growth', emphasises Alf Duch-Pedersen, adding that Perlarom supplies Danisco with a dedicated flavour sales network, marketing expertise, manufacturing capacity and R&D facilities.

The acquisition will strengthen Danisco's global image as a flavour house and Danisco expects to leverage the knowledge base from Perlarom to accelerate its organic growth strategy, as it invests further in people and worldwide flavour facilities.

The world market for flavours is estimated at approx. EUR 5.5 billion (approx. DKK 40 billion), of which Europe is just over one third. Danisco's flavour sales worldwide will amount to approx. EUR 240 million (approx. DKK 1.8 billion) after the acquisition.

Strong synergies of EUR 6 - 7 million (DKK 45-50 million) annually have been identified and are expected to be realised within the next 3 years. Synergies will be realised through optimisation of the organisation and accelerated sales growth, elimination of certain future investments and better purchasing possibilities. There will be a positive effect on EPS (earnings per share) as from next financial year (2003/04). In the financial year 2002/03 there will be a one-off cost of approx. EUR 5 million (just under DKK 40 million) relating to integration.

The price on a debt-free basis corresponds to approx. 13 times EBITDA (EUR 6 million or DKK

45 million in 2001) and 20 times EBITA (EUR 4 million or DKK 30 million in 2001) based on the calendar year 2001. Around 75% of the purchase price is goodwill.

The acquisition will fulfil Danisco's general financial target of achieving a return that exceeds the cost of capital (WACC - weighted average cost of capital) in the third full financial year after acquisition at the latest. The applied cost of capital is approx. 8% after tax.

Th e acquisition is conditional upon required regulatory approvals.

& lt; BR>Danisco operates in more than 40 countries.
To view Danisco's flavour applications, creation and production facilities, please **click here** (PowerPoint presentation 86 kb)

---

author:Morten Dal updated:07-05-2002

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Own shares

Notice no. 06/2002 to the Copenhagen Stock Exchange

Own shares

Pursuant to Section 28,2 of the Securities Trading Act, notice is hereby given that as at 13 May 2002 Danisco holds 4,147,800 own shares corresponding to 7.12 per cent of the total share capital of a nominal value of DKK 1,164,435,580 (58,221,779 shares).

As announced at the AGM, 6 September 2001, Danisco intends to purchase own shares through public trading in Denmark. The shares will be repurchased within the current 10 per cent authorisation and will be used for further development of the capital structure of the company, to finance or execute acquisitions, for selling, to be transferred in other ways, or to be cancelled.

Our most recent notice on Danisco's holding of own shares was that of 3 January 2002, in which we reported Danisco's holding of own shares to be 5.06 per cent of the share capital as at 3 January 2002.

For further information, please contact:
Michael von Bülow, Investor Relations,
Tel.: +45 32 66 20 43, mobile +45 21 49 23 05,
e-mail: sfmvb@danisco.com
Anders Hundahl, Corporate Communications,
Tel.: +45 32 66 20 50, mobile +45 40 43 93 70,
e-mail: peah@danisco.com

author:Morten Dal updated:13-05-2002

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Announcement of Results 2001/02

Notice no. 07/2002 to the Copenhagen Stock Exchange

Announcement of Results 2001/02
(1 May 2001-30 April 2002)

.

Headlines

- Business transformation enhanced earnings
- Danisco's consolidated profit came to DKK 940 million (DKK 112 million after write-down of undertakings under divestment)
- Earnings (EBITA) in the Ingredients and Sweeteners segment came to DKK 1,316 million - up 8%
- Earnings (EBITA) in the Sugar segment came to DKK 1,176 million - up 5%
- Proposal for cancellation of repurchased shares
- Consolidated profit forecast to be around DKK 1 billion in 2002/03

The unabridged announcement can be downloaded as a PDF file below

 (0,4 Mb)

author:Morten Dal updated:19-06-2002

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Own shares

Notice no. 08/2002 to the Copenhagen Stock Exchange

Own shares

Pursuant to Section 28,2 of the Securities Trading Act, notice is hereby given that as at 12 July 2002 Danisco holds 5,367,800 own shares corresponding to 9.22 per cent of the total share capital of a nominal value of DKK 1,164,435,580 (58,221,779 shares).

As announced at the AGM, 6 September 2001, Danisco intends to purchase own shares through public trading in Denmark. The shares will be repurchased within the current 10 per cent authorisation. As announced 19 June 2002, the Board of Directors resolved that a proposal for cancellation of the holding of own shares as at 18 June 2002 and subsequent purchases be submitted to the AGM 5 September 2002. However, the cancellation is not applicable to 800,000 shares provided as hedging for the existing share options programme.

Our most recent notice on Danisco's holding of own shares was that of 13 May 2002, in which we reported Danisco's holding of own shares to be 7.12 per cent of the share capital. As at 19 June 2002, we announced that Danisco's holding of own shares was 4,545,800 shares corresponding to 7.81 per cent of the share capital.

---

author:Morten Dal updated:16-01-2003

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Purchase of own shares

Notice no. 09/2002 the Copenhagen Stock Exchange

Purchase of own shares

As announced 19 June 2002, a proposal for cancellation of Danisco's holding of own shares will be submitted to the AGM on 5 September 2002. However, the cancellation is not applicable to 800,000 shares provided as hedging for the existing share options programme applying to the Executive Board and senior executives.

As at today, Danisco owns 5,647,800 shares corresponding to 9.70 per cent of the share capital and contemplates buying the remaining 174,378 shares corresponding to 0.30 per cent of the share capital before 12 August 2002. Hereby, the current authorisation will be fully utilised.

As announced at an earlier date, the Board of Directors intends to seek renewal of the authorisation to purchase own shares up to the amount of 10 per cent of the share capital at the AGM in September 2002.

author:Morten Dal updated:06-08-2002

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Own shares

Notice no. 10/2002 the Copenhagen Stock Exchange

Own shares

Pursuant to Section 29, subsection 2, of the Danish Securities Trading Act, notice is hereby given that as at 8 August 2002 Danisco holds 5,822,177 own shares in denominations of DKK 20 corresponding to 10 per cent of the total share capital of a nominal value of DKK 1,164,435,580 (58,221,779 shares).

The current authorisation to purchase own shares has thus been fully utilised.

---

author:Morten Dal updated:08-08-2002

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Potential for large sugar production in 2002

Notice no. 11/2002

Potential for large sugar production in 2002
This year's first field samples of beets made on 5 August in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	48.4	(38.8)	13.7	(15.2)	6.63	(5.89)
Sweden	39.9	(29.0)	14.3	(14.9)	5.69	(4.33)
Germany	42.4	(37.5)	14.5	(14.4)	6.16	(5.39)
Finland	28.5	(21.3)	12.6	(13.0)	3.59	(2.80)
Lithuania	34.0	(21.1)	15.2	(12.0)	5.16	(2.56)

The average of the last five years is shown in brackets.

At this stage, Danisco Sugar expects an overall production considerably above the quotas specified by the EU. However, the final allocation of this year's quotas will not be made until the European Commission has assessed the need for quota reductions based on the 2002/03 sugar export conditions stipulated by the WTO. This year's quota reduction in the EU is expected in the range of 3-5 per cent on a par with the production in 2000/01.

The previously announced full-year earnings forecast (EBITA) of around DKK 1.1-1.2 billion for Danisco Sugar remains unchanged following the result of this year's first field sample.

Generally, the sugar beets were sown about two weeks earlier than normal owing to favourable weather conditions. Due to the good weather conditions, the stand is larger than normal and, generally, the beet-growth has been optimum since germination.

Provided the favourable weather conditions continue during the rest of the growing period, there is potential for a total sugar production in 2002 considerably above the current quotas for Denmark, Sweden, Germany, Finland and Lithuania of 1,158,500 tonnes in total, and reaching the same levels as previous years with large production (production in 1999: approx 1,410,000 tonnes, in 2000: approx 1,345,000 tonnes and in 2001: approx 1,246,000 tonnes).

In Denmark, the beets are well developed and the potential for the year's sugar production is highly satisfactory. Under normal growth conditions, the year's yield per hectare should be at least on a par with last year and the sugar production should be considerably larger than the EU quota of 420,700 tonnes (production in 1999: approx 552,000 tonnes, in 2000: approx 533,000 tonnes and in 2001: approx 479,000 tonnes).

In Sweden, the potential for the year's sugar production is also very satisfactory. Under normal growth conditions the year's sugar production should be considerably higher than the EU quota of 368,300 tonnes (production in 1999: approx 430,000 tonnes, in 2000: approx 412,000 tonnes and in 2001: approx 402,000 tonnes).

In Germany, the beets are also well developed and the potential for the year's sugar production is fully satisfactory. Under normal growth conditions the year's sugar production should also exceed

the EU quota of 125,400 tonnes (production in 1999: approx 145,000 tonnes, in 2000: approx 142,000 tonnes and in 2001: approx 132,000 tonnes).

In Finland, the beets have also had very favourable growth conditions. Under normal growth conditions, the year's sugar production should exceed the EU quota of 146,100 tonnes (production in 1999: approx 166,000 tonnes, in 2000: approx 153,000 tonnes and in 2001: 146,000 tonnes).

In Lithuania, the beets have developed exceptionally well and the production is expected to be a somewhat larger than the factories' sugar quota of 98,000 tonnes in total.

As with last year, a total of two samples will be made this year. The results of this year's second sample will be announced at the beginning of September.

Appendix to notice of field samples

Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania on 5 August 2002:

8

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Proposals for cancellation of own shares

Notice no. 12/2002 the Copenhagen Stock Exchange

Proposals for cancellation of own shares and authorisation to issue warrant programme for employees

As stated in notice no. 10 to the Copenhagen Stock Exchange of 8 August 2002, Danisco's holding of own shares totals 5,822,177 shares corresponding to 10 per cent of the share capital. The current authorisation to purchase own shares has thus been fully utilised.

Pursuant to Section 22 of the Disclosure requirements for issuers of shares listed on the Copenhagen Stock Exchange A/S (contained in the Rules Governing Securities Listing on the Copenhagen Stock Exchange A/S) the following is announced.

With reference to the Preliminary Announcement of Results of 19 June 2002, Danisco's Board of Directors has resolved to submit the following proposals to the forthcoming Annual General Meeting:

- cancellation of 5,022,177 own shares (of a nominal value of DKK 100,443,540) corresponding to 8.6 per cent of the share capital. The shares were purchased at a total acquisition cost of DKK 1,429,734,955 corresponding to an average acquisition cost of DKK 284.68 per share. The holding of the remaining 800,000 own shares corresponding to 1.4 per cent of the share capital is provided as hedging for the existing share option programme.
- that the Board of Directors be authorised to establish a warrant programme and thus be authorised until 5 September 2007 to issue warrants to the employees (excluding the group of executives included in the existing share option programme), for which reason the company's shareholders shall not have any pre-emption right, and to execute the related share capital increase of projected 1,400,000 shares (of a nominal value of DKK 28,000,000) at a price equivalent to the average share price quoted on the first five trading days after the company's AGM in 2002 with addition of 2.5 per cent per annum until the beginning of the subscription period on 5 September 2005.

The full wording of the proposals will appear from the notice convening the AGM.

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Notice No. 13/2002 to the Copenhagen Stock Exchange

Excerpt of the Chairman's report - Annual General Meeting on 5 September 2002

- **Corporate Governance**
- **Future payment of dividends or purchase of own shares**

Speaking at the Annual General Meeting on 5 September 2002, Hugo Schrøder, Chairman of the Company's Board of Directors, said:

Corporate Governance

Corporate Governance is a relatively new term in Denmark. The meaning of the term, however, is well-know since it means "the overall management of the company" ? as well as the framework for and processes of the management. For several years, Danisco has targeted efforts towards these matters and as such, they are not new to the company.

We are, however, aware of the great interest the issue has received in Denmark and among our stakeholders, not least the shareholders, in recent years. That is why we have taken steps to provide more information about Danisco's efforts concerning corporate governance. In the last two years, we have thus had a special section dealing with this issue in our annual report to which I refer. The Board of Directors will submit a proposal to the Annual General Meeting for amending the company's Articles of Association as regards the terms of office for members of the Board of Directors, the notice for convening of the Annual General Meeting and other issues.

One subject that has attracted special attention recently is the assessment of the work of the Board of Directors. I can inform the Annual General Meeting that the Board of Directors already assesses its work and that we mean to further systemise this task in the years to come. As previously, this will include an assessment of the Executive Board.

I find it important to inform the Annual General Meeting that our extensive contact with domestic and international investors has given us the distinct impression that they are satisfied with the running of our company.

The Board of Directors has deliberated on the advantages and disadvantages for the shareholders of the voting right restriction at several Board meetings. In principle, the Board of Directors is in favour of eliminating the restriction and steps will be taken to carry out this elimination when the Board of Directors assesses that it is in the best interest of the company and the majority of the shareholders.

In case a bid is made for Danisco, the Board of Directors will impartially and diligently consider all advantages and disadvantages for the shareholders and then make a decision. In case a thorough assessment of a bid for Danisco shows that this is the best and most value-creating alternative for the shareholders, the Board of Directors will as a matter of course recommend the shareholders to accept the bid. There must be *no* doubt about this because this is the job and responsibility of the Board of Directors.

This is when our current voting right restriction comes into effect. The Board of Directors believes that in case of a takeover bid, the voting right restriction would serve the purpose of buying time and ensuring the Board of Directors a better negotiating position than without a voting right

restriction.

Finally, I would like to add that the financial players in Denmark and abroad, including Danisco's investors, certainly share no common opinion as to the importance of voting right restrictions. However, we do recognise that in spite of this, the 7.5 per cent voting right restriction should be abolished ? but in the opinion of the Board of Directors this should not be executed at this particular point in time.

Future payment of dividends or purchase of own shares

Danisco's fi nancial development is sound and will become even better in the future. Danisco will continue to use financial resources for acquisitions to the extent that it contributes to long-term value creation for the shareholders. This requires financial flexibility.

The Board of Directors continuously assesses how profits and shareholders' values are managed optimally against our target concerning the overall gearing of the Group and expectations for value-adding investments. This means that, to the extent that the cash-flow is not utilised for value-creating acquisitions, the surplus liquidity will be distributed to the shareholders through dividends and possibly through purchase of own shares. Hereby, our long-term objective of levelling the net interest-bearing debt with the share capital could be met.

Last year, I promised that the Board of Directors would make further considerations regarding purchase of own shares and payment of dividends.

The conclusion to this matter is that dividend should still be paid to Danisco shareholders and, to the extent that our financial targets allow for it, that purchase of own shares will also take place.

Chairman of the Board of Directors, Hugo Schrøder, further stated that the Board of Directors finds the Company's situation satisfactory.

The announcement of results for Q1 is due on 18 September 2002 and, as is common practice, we will then comment on our full-year expectations based on performance in the first quarter.

Yours faithfully,

Alf Duch-Pedersen
CEO

For further information, please contact:
Michael von Bülow, Communications tlf.: 32 66 20 43, mobil: 21 49 23 05, sfmvb@danisco.com
Pia Berndt, Investor Relations, tlf: 32 66 20 19, mobil: 40 10 57 09, sfpb@danisco.com
Carsten Sivertsen, Media Relations tlf: 32 66 20 49, mobil 21 45 20 34, sfcsi@danisco.com

---

author:Morten Dal updated:05-09-2002

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5.9.2002

Annual General Meeting of Danisco A/S on 5 September 2002

Notice no. 14/2002

Today, Danisco A/S held its Annual General Meeting (AGM), at which the 2001/2002 Annual Report was approved. The AGM adopted the proposal of the Board of Directors to pay dividend of DKK 6.00 per share of DKK 20.

Heimo Kalevi Karinen, MSc Engineering, was re-elected to the Board of Directors. Hugo Schrøder, Chairman of the Board of Directors, and Sten Scheibye resigned from the Board of Directors and Jørgen Tandrup was elected to the Board of Directors. Jørgen Tandrup is Managing Director of Skandinavisk Tobakskompagni A/S, Chairman of the Board of Orlik Tobacco Company A/S and Dagrofa A/S, member of the Board of Directors of A/S Kjøbenhavns Sommer-Tivoli A/S and DONG A/S as well as Vice-Chairman of the Confederation of Danish Industries (DI).

The terms of office of the three employee elected members of the Board of Directors expired at the conclusion of the AGM. The employee elected members of the Board of Directors Per Gertsen, Senior Shop Steward, and Børge A. Pedersen, Senior Shop Steward, have been re-elected by the employees and thus continue on the Board of Directors for another term, in which there are four employee elected members of the Board of Directors. Employee elected member of the Board of Directors, Werner Hess, retired from the Board of Directors, and Lis Glipstrup, Product Service Manager, and Bent Willy Larsen, Chief Engineer, joined the Board of Directors as employee elected Board members after the AGM.

The company's auditors, Deloitte & Touche Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors' proposal for reduction of the share capital by a nominal value of DKK 100,443,540 to a nominal value of DKK 1,063,992,040 through cancellation of 5,022,177 own shares, which have been acquired by the company at DKK 284.6843022 per share of DKK 20, which means that through the reduction an amount of DKK 1,429,734,955 is paid. The AGM authorised the Board of Directors to effect and register the capital reduction and to change Article 4.1 of the Articles of Association in compliance with the capital reduction resolution after expiry of the statutory notice.

The AGM adopted all resolutions for amendments of the Articles of Association proposed by the Board of Directors.

The AGM thus adopted the Board of Directors' proposal to insert in Article 4.7 of the Articles of Association an authorisation for the Board of Directors to issue warrants, after which the Board of Directors is authorised until 5 September 2007 to issue warrants to the employees (excluding the group of executives included in the existing share option programme) which is why the shareholders of the company will be granted no pre-emption right of subscription, and to carry through the consequent increase of the share capital of a nominal value of up to DKK 28 million at a price calculated as the average price quoted on the first five trading days after the AGM of the company in 2002 with the addition of 2.5 per cent per annum until the beginning of the subscription period on 5 September 2005, as the full wording of the adopted proposal appears from the previously announced agenda and the proposals in full for the AGM.

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The other resolutions for amendments of the Articles of Association related to insertion of a number of new secondary names in Article 1.2 of the Articles of Association, amendment of Article 10.1 of the Articles of Association to the effect that the minimum notice for convening of the AGM is 14 days, amendment of Article 17.1 of the Articles of Association to the effect that the number of members of the Board of Directors elected at the AGM is five to eight members, amendment of Article 17.2 of the Articles of Association to the effect that the term of office for members of the Board of Directors elected at the AGM is two years, and amendments of the Articles of Association in the nature of updating the Articles of Associations due to the amendments to the Danish Companies Act and the new Danish Financial Statements Act.

Finally, the AGM renewed the authorisation for the Board of Directors in the period until next year's AGM to allow the company to purchase its own shares up to the amount of 10 per cent of the share capital at market price at the time of purchase with a deviation of up to 10 per cent.

The full wording of the adopted proposals appears from the previously announced agenda and the proposals in full for the AGM.

After the AGM, the Board of Directors elected Anders Knutsen new Chairman of the Board of Directors and Matti Vuoria Deputy Chairman.

Yours faithfully,

Alf Duch-Pedersen
CEO

For further information, please contact:
Michael von Bülow, Communications tlf.: 32 66 20 43, mobil: 21 49 23 05, sfmvb@danisco.com
Pia Berndt, Investor Relations, tlf: 32 66 20 19, mobil: 40 10 57 09, sfpb@danisco.com
Carsten Sivertsen, Media Relations tlf: 32 66 20 49, mobil 21 45 20 34, sfcsi@danisco.com

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Announcement of results for Q1 2002/03

Notice no. 15/2002 to the Copenhagen Stock Exchange
Announcement of results for Q1 2002/03
(May-July 2002)

Headlines

- **Consolidated profit of DKK 278 million (DKK 281 million) against our forecast of DKK 200-250 million**
- **Healthy earnings in Ingredients and Sweeteners ? increased volume, but lower prices**
- **Lag in sales of sugar compared with first quarter of last year**
- **Consolidated profit forecast for 2002/03 unchanged at around DKK 1 billion**

Below you can download the unabridged announcement in PDF format

English (0,22 Mb)
author:Morten Dal updated:18-09-2002

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Almost 7,000 employees subscribed for warrants

Following the Board of Directors' decision on 18 September 2002 to launch the warrant programme adopted by the Annual General Meeting, Danisco's employees were invited to subscribe for warrants during the period 18 November 2002 ? 29 November 2002 (cf. notice to the stock exchange of 18 September 2002). A total of 1,180,525 warrants were subscribed for, corresponding to 1,180,525 shares (nominally DKK 23.6 million). 89 per cent of the warrants offered were subscribed for.

The warrants are offered to the benefit of all employees employed in Danisco A/S and its subsidiaries (excluding the group of executives included in the share option programme of 2000) based on criteria such as level of salary and seniority. 6,964 employees subscribed for warrants, which can be exercised to buy new shares at the price of DKK 299 from 5 September 2005 until 4 September 2007.

'I'm pleased that our employees show faith in Danisco as one of the world's leading ingredients companies and, thereby, in our ability to create value for the employees and the shareholders,' says Alf Duch-Pedersen, CEO, Danisco.

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Announcement of results for Q2 2002/03

Notice no. 17/2002 to the Copenhagen Stock Exchange
Announcement of results for Q2 2002/03
(1 August - 31 October 2002)

Headlines

- **Consolidated profit grew 9% to DKK 265 million (DKK 244 million)**
- **Operating margin (EBITA) 14% - up 1 percentage point**
- **Earnings per share advanced 18% to DKK 4.92 (DKK 4.16)**
- **Consolidated profit forecast for 2002/03 unchanged at around DKK 1 billion (DKK 940 million) but lower EBITA forecast in Ingredients and Sweeteners**

The announcement can be downloaded as a PDF file below

English (0,23 Mb)
author:Morten Dal updated:17-12-2002

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Holding of own shares

Notices no. 18 and 19 2002 to the Copenhagen Stock Exchange

Holding of own shares pursuant to Section 28 of the Danish Securities Trading Act

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S has today decided to carry out the capital reduction as adopted at the AGM on 5 September 2002 by cancelling 5,022,177 own shares, nom. DKK 100,433,540. After the reduction, the company's share capital will amount to nom. DKK 1,063,992,040, corresponding to 53,199,602 shares.

Pursuant to Section 28, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 17 December 2002, Danisco A/S's holding of own shares totals 1,281,000 own shares each of a nominal value of DKK 20, corresponding to nom. DKK 25,620,000, or 2.41% of the total share capital.

Our most recent notice on Danisco's holding of own shares was that of 8 August 2002, in which we reported a holding of own shares of 5,822,177 each of a nominal value of DKK 20, equivalent to 10% of the share capital as at 8 August 2002.

Holding of own shares pursuant to Section 29 of the Danish Securities Trading Act

Following the expiry of the statutory notice period, the Board of Directors of Danisco A/S has today decided to carry out the capital reduction as adopted at the AGM on 5 September 2002 by cancelling 5,022,177 own shares, nom. DKK 100,433,540. After the reduction, the company's share capital will amount to nom. DKK 1,063,992,040, corresponding to 53,199,602 shares.

Pursuant to Section 29, subsection 2, of the Danish Securities Trading Act we hereby announce that as of today, 17 December 2002, Danisco A/S's holding of own shares totals 1,281,000 own shares each of a nominal value of DKK 20, corresponding to nom. DKK 25,620,000, or 2.41% of the total share capital.

author:Morten Dal updated:17-12-2002

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Notice no. 03/2003

Announcement of Results for 2002/03
1 May 2002-30 April 2003

Danisco's earnings per share increased 17%
Danisco maintains a satisfactory cash flow against adverse trends in the world economy, allowing us to continue the strategy and further strengthen our business platform.

- **Earnings (EBITA) were unchanged at DKK 2,316 million (DKK 2,315 million)**
  Operating margin (EBITA) was 14.0 % - up almost 1 percentage point. Translated at unchanged exchange rates, earnings (EBITA) would have been around DKK 2,400 million.
- **Consolidated profit grew 8% to DKK 1,017 million (DKK 940 million)**
  Profit exceeded the expectation announced at Q3 of around DKK 950 million. Lower interest rates and a lower USD rate impacted financial expenditure favourably.
- **Earnings per share advanced 17% to DKK 19.02 (DKK 16.24)**
  Buyback of own shares and the positive development in financials boosted earnings per share considerably.
- **Proposed dividend of DKK 6.25 per share (DKK 6.00)**
  The aim is to distribute surplus capital through share buyback and dividend payment out of profit for the year.

Outlook 2003/04

- Sales expected in the range of DKK 16.0-17.0 billion.
- Earnings (EBITA) expected in the range of DKK 2,100-2,300 million, on the back of current exchange rates and the changes in the EU sugar regime.
- Consolidated profit expected in the range of DKK 900-1,000 million.

Click below to read the unabridged announcement of results.



(0,35 Mb)

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Holding of own shares

Pursuant to Section 29(2) of the Danish Securities Trading Act we hereby announce that as of today, 23 June 2003, Danisco's holding of own shares totals 2,764,900 shares, corresponding to 5.20 per cent of the total share capital of nom. DKK 1,063,992,040 (53,199,602 shares).

As announced at the Annual General Meeting held on 5 September 2002, Danisco intends to purchase own shares in the market. The shares have been bought within the current 10 per cent authorisation. As announced on 17 June 2003, the Board of Directors has resolved to propose the Annual General Meeting due on 28 August 2003 that Danisco's holding of own shares as of 16 June 2003 and subsequent share buybacks, excluding the shares used as hedging for the current share option programme, be cancelled.

author:Rikke Lerche updated:23-06-2003

17


danisco.com



4.8.2003

Proposal for reduction of share capital through cancellation of own shares

Notice no. 05/2003

As of 4 August 2003, Danisco holds 3,410,550 own shares of a nominal value of DKK 20 each, corresponding to 6.4 per cent of the total share capital of a nominal value of DKK 1,063,992,040 (53,199,602 shares).

Pursuant to Danisco's Announcement of Results for 2002/03 of 17 June 2003, the Board of Directors has resolved to submit the following proposal to the Annual General Meeting to be held on 28 August 2003:

- cancellation of 2,131,050 own shares (nominal value DKK 42,621,000) corresponding to 4.0 per cent of the share capital. The shares have been bought back at a total purchase price of DKK 512,320,601, corresponding to an average purchase price of DKK 240.41 per share. The remaining holding of own shares, 1,279,500 shares, corresponding to 2.4 per cent of the share capital, is for hedging of the existing option programmes.

Danisco will continue the share buybacks under the current authorisation for the development of the capital structure, for the financing of acquisitions, for sale, for transfer in other respects or for cancellation at future Annual General Meetings.

As stated in the Announcement of Results for 2002/03 of 17 June 2003, the Board of Directors proposes that in the period until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to buy back own shares up to the amount of 10 per cent of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10 per cent.

The proposals in full will appear from the notice convening the Annual General Meeting.

Yours faithfully

Alf Duch-Pedersen
Chief Executive Officer

For further information please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920,
mobile: +45 2149 2305
Pia Berndt, Investor Relations, tel.: +45 3266 2924, mobile: +45 4010 5709
Carsten Sivertsen, Media Relations, tel.: +45 3266 2926,
mobile: +45 2145 2034
Natalie Weber, Media Relations tel.: +45 3266 2927, mobile: +45 2876 5104

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Danish

07-05-2002 - **Køb af Perlarom bringer Danisco op i superligaen blandt aromahuse i Europa**
07-05-2002 Danisco har købt den belgiske aromavirksomhed Perlarom og udbygger derved den stærke position inden for aromaer i USA, England og Skandinavien.
read more...

20-03-2002 - Regnskabsmeddelelse for 3. kvartal
20-03-2002 Daniscos koncernresultat blev som forventet 164 mio. kr. (223 mio. kr.).
read more...

27-02-2002 - Afnotering af Danisco på Fondsbørsen i Helsinki
27-02-2002 Afnotering af Danisco på Fondsbørsen i Helsinki Noteringen af Danisco gennem et FDR-program på Fondsbørsen i Helsinki (HEX) vil ophøre pr. 27. marts 2002.
read more...

03-01-2002 - Egne aktier
Det oplyses, at Danisco pr. 3. januar 2002 besidder 2.947.800 stk. egne aktier svarende til 5,06 procent af den samlede aktiekapital.
read more...

LIST OF
STOCK XCHANGE
ANNOUNCEMENTS
IN
DANISH
SARTIN
May 7th, 2002
↓
June 25, 2003

2/3

13-08-2002 Forslag til annullering af egne aktier og bemyndigelse til tegningsoptionsordning for medarbejderne.
read more...

08-08-2002 - Egne aktier
Pr. 8. august 2002 besidder Danisco 5.822.177 stk. egne aktier svarende til 10 procent af den samlede aktiekapital.
read more...

08-08-2002 - Udsigt til stor sukkerproduktion i 2002
08-08-2002 Årets første prøveoptagninger af roer i Danmark, Sverige, Tyskland, Finland og Litauen
read more...

06-08-2002 - Køb af egne aktier
Som meddelt den 19. juni 2002 vil der på generalforsamlingen blive stillet forslag om annullering af Daniscos beholdning af egne aktier.
read more...

12-07-2002 - Egne aktier
Pr. 12. juli 2002 besidder Danisco 5.367.800 stk. egne aktier svarende til 9,22 procent af den samlede aktiekapital.
read more...

19-06-2002 - Regnskabsmeddelelse for året 2001/02
19-06-2002 Daniscos samlede forretningsgrundlag viste sin styrke i forbindelse med de markedsforhold, der gjorde sig gældende. Koncernresultatet blev 940 mio.kr.
read more...

13-05-2002 - Egne aktier
Det oplyses, at Danisco pr. 13. maj 2002 besidder 4.147.800 stk. egne aktier svarende til 7,12 procent af den samlede aktiekapital.
read more...

Danish

23-06-2003 - Meddelelse om besiddelse af egne aktier
Pr. 23. juni 2003 ejer Danisco A/S 2.764.900 stk. egne aktier svarende til 5,20 procent af den samlede aktiekapital.
read more...

17-06-2003 - Regnskabsmeddelelse for året 2002/03
Daniscos resultat pr. aktie steg 17%. Daniscos pengestrøm er fortsat tilfredsstillende til trods for en ugunstig udvikling i verdensøkonomien. Grundlaget for at videreføre vores strategi og styrke forretningsplatformen yderligere er fastholdt
read more...

17-12-2002 - Meddelelser om besiddelse af egne aktier
17-12-2002 Kapitalnedsættelse ved annullering af 5.022.177 stk. egne aktier
read more...

17-12-2002 - Regnskabsmeddelelse for andet kvartal 2002/03
17-12-2002 Forventet koncernresultat for 2002/03 uforandret ca. 1 mia. kr.
read more...

05-12-2002 - Næsten 7000 medarbejdere tegnede warrants hos Danisco
Tegningsprocenten udgjorde 89%..
read more...

18-09-2002 - Regnskabsmeddelelse for første kvartal 2002/03
18-09-2002 Indtjening bedre end forventet
read more...

05-09-2002 - Forløb af generalforsamling i Danisco
Forløb af generalforsamling i Danisco Danisco A/S holdt i dag sin ordinære generalforsamling, hvor bl.a. årsrapporten 2001/2002 blev godkendt.
read more...

05-09-2002 - Uddrag af formandens beretning på generalforsamlingen 2002
Formanden talte blandt andet om Corporate Governance.
read more...

13-08-2002 - Forslag til annullering af egne aktier
13-08-2002 Forslag til annullering af egne


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Meddelelse nr. 05/2002 til Københavns Fondsbørs

Køb af Perlarom bringer Danisco op i superligaen blandt aromahuse i Europa

- Købet af Perlarom bringer Danisco op blandt de førende aromahuse i Europa og styrker vores position som førende global leverandør af ingredienser
- Store synergifordele vil føre til værdiskabelse i det tredje hele regnskabsår efter købet

Danisco har i dag købt den belgiske aromavirksomhed Perlarom S.A. med hovedkvarter i Louvain-La-Neuve. Perlarom har 260 medarbejdere og størstedelen af sin omsætning i Europa.

Med en omsætning på 47 mio. euro (ca. 350 mio. kroner) er Perlarom blandt de ti største europæiske aromahuse målt på omsætningen i Europa. Købet giver Danisco en stærk salgsposition på det europæiske fastland, og Danisco avancerer fra en position som nr. 10 i Europa til en position som nr. 6 inden for aromaer, og udbygger derved den stærke position inden for aromaer som virksomheden har i USA, England og Skandinavien. Perlarom har fire produktionssteder og 10 datterselskaber spredt i hele verden. Købet er et led i Daniscos offensive strategi med sigte mod at være blandt verdens førende aromavirksomheder.

Med teknisk know-how og intensive aktiviteter inden for forskning og udvikling, der udgør ca. 8% af omsætningen, er Perlarom blevet en betydende aktør i Europa med et bredt udvalg af søde og krydrede aromaer. Disse aromaer bruges inden for en række forskellige områder som f.eks. sodavand, mejeriprodukter, konfekture, alkohol og bagværk.

Administrerende direktør i Danisco, Alf Duch-Pedersen siger: "Med Perlaroms og Daniscos samlede produktekspertise har vi nu en enestående produktpalette at tilbyde drikkevareindustrien. Vi er nu nr. 3 i Europa inden for aromaer til drikkevarer. Det er det segment, hvor vi ser den stærkeste vækst på verdensmarkedet i dag - en vækst, der overstiger den gennemsnitlige vækst i industrien på ca. 4%. Vi venter således, at Perlarom giver os yderligere vækst inden for dette segment i de kommende år. Og vi vil bruge Daniscos omfattende globale salgsnetværk til at markedsføre og sælge det nye brede udvalg af produkter, som vi nu har adgang til. Med opkøbet af Perlarom har Danisco opnået en perfekt position, som vil understøtte vores organiske vækst", understreger Alf Duch-Pedersen, og tilføjer, at der med Perlarom følger et specialiseret og stærkt salgsnetværk, marketingsekspertise, produktionskapacitet og forsknings- og udviklingsfaciliteter.

Opkøbet vil styrke Daniscos globale image som aromavirksomhed, og Danisco forventer at udnytte Perlaroms vidensbase til at fremme strategien om organisk vækst i takt med, at Danisco investerer yderligere i medarbejdere og globale aromafaciliteter.

Verdensmarkedet for aromaer skønnes at være på ca. 5,5 mia. euro (ca. 40 mia. kroner), hvoraf Europa udgør godt 1/3. Daniscos globale omsætning inden for aromaer vil efter overtagelsen af Perlarom udgøre ca. 240 mio. euro (ca. 1,8 mia. kroner).

Der er identificeret betydelige synergifordele på 6 til 7 mio. euro (45-50 mio. kr.). pr år, som ventes realiseret inden for de næste tre år. Synergifordelene vil blive realiseret gennem forbedringer af organisationen, øget omsætningsvækst, eliminering af visse fremtidige investeringer og bedre indkøbsmuligheder. Der vil være en positiv effekt på EPS (earnings per share) fra næste regnskabsår (2003/04). I regnskabsåret 2002/03 afholdes en engangsomkostning på ca. 5 mio. euro (knap 40 mio. kr.) i forbindelse med integrationen.

Prisen svarer på gældfri basis til ca. 13 gange EBITDA (6 mio. euro (45 mio. kr.) i 2001), og 20 gange EBITA (4 mio. euro (30 mio. kr.) i 2001) med udgangspunkt i kalenderåret 2001. Ca. 75% af købsprisen er goodwill.

Købet lever op til Daniscos generelle økonomiske mål om et afkast, der overstiger kapitalforrentningen (WACC - den vejede gennemsnitlige kapitalomkostning) senest i det tredje hele regnskabsår efter akkvisitionen. Den anvendte kapitalomkostning er ca. 8% efter skat.

Købet er betinget af nødvendige myndighedsg odkendelser.

Danisco er tilstede i mer e end 40 lande.
For at se Daniscos applikations-, udviklings- og produktionsfaciliteter inden for aromaer, **klik her** (PowerPoint præsentation 86 kb)

---

author:Morten Dal   **updated:07-05-2002**

Meddelelse nr. 06/2002 til Københavns Fondsbørs

Egne aktier

I henhold til §28 stk. 2 i lov om værdipapirhandel oplyses det, at Danisco pr. 13. maj 2002 besidder 4.147.800 stk. egne aktier svarende til 7,12 procent af den samlede aktiekapital på nominelt 1.164.435.580 kr. (58.221.779 stk.)

Som oplyst på generalforsamlingen den 6. september 2001, er det Daniscos hensigt at foretage opkøb af egne aktier i markedet. Aktierne er købt under den gældende 10 procents bemyndigelse og vil blive anvendt til yderligere udvikling af selskabets kapitalstruktur, til finansiering og udførelse af akkvisitioner, til salg, til overførsel i andre henseender, eller til annullering.

Vores seneste meddelelse om besiddelse af egne aktier fandt sted den 3. januar 2002, hvor det blev oplyst, at Danisco pr. denne dato ejede egne aktier svarende til 5,06 procent af aktiekapitalen.

---

author:Morten Dal updated:13-05-2002


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Regnskabsmeddelelse for året 2001/02

Meddelelse nr. 07/2002 til fondsbørsen i København

Regnskabsmeddelelse for året 2001/02
(1. maj 2001-30. april 2002)

.

Overskrifter

- Daniscos nye forretningsplatform forstærkede indtjeningen
- Koncernresultatet blev 940 mio. kr. (112 mio. kr. efter nedskrivning af virksomheder under salg)
- Indtjeningen (EBITA) blev 1.316 mio. kr. i Ingredienser og Sødemidler - en fremgang på 8%
- Indtjeningen (EBITA) blev 1.176 mio. kr. i Sukker -
  en fremgang på 5%
- Forslag om annullering af tilbagekøbte aktier
- Koncernresultatet for 2002/03 forventes at blive ca.
  1 mia. kr.

  Regnskabsmeddelelsen kan downloades som PDF herunder.

(0,2 Mb)</FONT< A>

author:Morten Dal updated:19-06-2002



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Egne aktier

Meddelelse nr. 08/2002 til Københavns Fondsbørs

Egne aktier

I henhold til §28 stk. 2 i lov om værdipapirhandel oplyses det, at Danisco pr. 12. juli 2002 besidder 5.367.800 stk. egne aktier svarende til 9,22 procent af den samlede aktiekapital på nominelt 1.164.435.580 kr. (58.221.779 stk.).

Som oplyst på generalforsamlingen den 6. september 2001, er det Daniscos hensigt at foretage opkøb af egne aktier i markedet. Aktierne er købt under den gældende 10 procents bemyndigelse. Som offentliggjort den 19. juni d.å. har bestyrelsen besluttet, at det vil blive indstillet til generalforsamlingen 5. september 2002, at beholdningen af egne aktier pr. 18. juni 2002 med efterfølgende køb, annulleres. Undtaget er dog 800.000 stk. aktier, der ligger som sikkerhed for det gældende optionsprogram.

Vores seneste meddelelse om besiddelse af egne aktier fandt sted den 13. maj 2002, hvor det blev oplyst, at Danisco pr. denne dato ejede egne aktier svarende til 7,12 procent af aktiekapitalen. Pr. 19. juni 2002 oplystes, at beholdningen var 4.545.800 stk. aktier svarende til 7,81 procent af aktiekapitalen.

author:Morten Dal updated:12-07-2002

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Køb af egne aktier

Meddelelse nr. 09/2002 til Københavns Fondsbørs

Køb af egne aktier

Som meddelt den 19. juni 2002 vil der på generalforsamlingen den 5. september 2002 blive stillet forslag om annullering af Daniscos beholdning af egne aktier. Undtaget herfra er 800.000 aktier, der afdækker det eksisterende optionsprogram for ledelsen.

Danisco ejer dags dato 5.647.800 stk. aktier svarende til 9,70 procent af aktiekapitalen og påtænker at købe de resterende 174.378 stk. svarende til 0,30 procent af aktiekapitalen inden 12. august 2002. Herefter vil den eksisterende bemyndigelse være fuldt udnyttet.

Som tidligere meddelt vil bestyrelsen på den kommende generalforsamling søge en ny bemyndigelse til inden for 10 procent af aktiekapitalen at lade selskabet erhverve egne aktier.

---

author:Morten Dal updated:06-08-2002

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Egne aktier

Meddelelse nr. 10/2002 til Københavns Fondsbørs

Egne aktier

I henhold til §29 stk. 2 i lov om værdipapirhandel oplyses det, at Danisco A/S pr. 8. august 2002 ejer 5.822.177 stk. egne aktier af pålydende værdi kr. 20, svarende til 10 procent af den samlede aktiekapital på nominelt 1.164.435.580 kr. (58.221.779 stk.).

Den gældende bemyndigelse til opkøb af egne aktier er således fuldt udnyttet..

---

author:Morten Dal updated:08-08-2002

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Udsigt til stor sukkerproduktion i 2002

Meddelelse nr. 11/2002 til Københavns Fondsbørs

Udsigt til stor sukkerproduktion i 2002

Årets første prøveoptagninger af roer i Danmark, Sverige, Tyskland, Finland og Litauen, der blev foretaget den 5. august, udviste følgende resultat:

	Tons roer pr. ha.		% sukker i roen		Tons sukker pr. ha.	
Danmark	48,4	(38,8)	13,7	(15,2)	6,63	(5,89)
Sverige	39,9	(29,0)	14,3	(14,9)	5,69	(4,33)
Tyskland	42,4	(37,5)	14,5	(14,4)	6,16	(5,39)
Finland	28,5	(21,3)	12,6	(13,0)	3,59	(2,80)
Litauen	34,0	(21,1)	15,2	(12,0)	5,16	(2,56)

Gennemsnittet for de sidste fem år er vist i parentes.

Totalt for Danisco Sugar forventes på nuværende tidspunkt en produktion væsentligt over de af EU fastsatte kvoter. Den endelige fastsættelse af årets kvoter vil dog først finde sted, når EU-Kommissionen har opgjort behovet for kvotereduktion som følge af de af WTO fastsatte vilkår for eksport af sukker i 2002/03. For dette år forventes en kvotereduktion i EU i størrelsesordenen 3-5% på samme niveau som i 2000/01.

Resultatet af årets første prøveoptagning ændrer ikke ved den tidligere meddelte forventning til Danisco Sugars indtjening (EBITA) i indeværende regnskabsår på 1,1-1,2 mia.kr.

Sukkerroerne blev generelt sået under gunstige vejrbetingelser ca. 2 uger tidligere end normalt. Som følge af de gode vejrforhold er plantebestanden større end normalt, og tilvæksten har stort set været optimal siden fremspiringen.

Under forudsætning af fortsat gode vejrbetingelser også i den resterende del af vækstperioden er der potentiale til, at den samlede produktion i 2002 bliver væsentligt større end de nugældende kvoter i Danmark, Sverige, Tyskland, Finland og Litauen på i alt 1.158.500 tons og på niveau med tidligere år med stor produktion (produktion i 1999: ca. 1.410.000 tons, i 2000: ca. 1.345.000 tons, i 2001: ca. 1.246.000 tons).

I Danmark er roerne veludviklede, og potentialet for årets sukkerproduktion er særdeles tilfredsstillende. Ved normale vækstbetingelser forventes det, at årets arealudbytte mindst bliver på niveau med de forudgående år, samt at produktionen vil blive væsentligt større end EU-kvoten på 420.700 tons (produktion i 1999: ca. 552.000 tons, i 2000: ca. 533.000 tons, i 2001: ca. 479.000 tons).

I Sverige er potentialet for årets sukkerproduktion ligeledes særdeles tilfredsstillende. Ved normale vækstbetingelser forventes det, at årets sukkerproduktion vil blive væsentligt større end EU-kvoten på 368.300 tons (produktion i 1999: ca. 430.000 tons, i 2000: ca. 412.000 tons, i 2001: ca. 402.000 tons).

I Tyskland er roerne også veludviklede, og potentialet for årets sukkerproduktion er fuldt tilfredsstillende. Ved normale vækstbetingelser forventes det, at årets sukkerproduktion ligeledes vil overstige EU-kvoten på 125.400 tons (produktion i 1999: ca. 145.000 tons, i 2000: ca. 142.000

tons, i 2001: 132.000 tons).

I Finland har roerne også haft særdeles gode vækstbetingelser. Ved normale vækstbetingelser forventes det, at årets sukkerproduktion vil overstige EU-kvoten på 146.100 tons (produktion i 1999: ca. 166.000 tons, i 2000: ca. 153.000 tons, i 2001: 146.000 tons).

I Litauen har roernes udvikling været exceptionelt god, og produktionen forventes at blive noget større end fabrikkernes sukkerkvote på i alt 98.000 tons.

I lighed med sidste år vil der i alt blive foretaget to prøveoptagninger. Resultatet af årets anden prøveoptagning offentliggøres i begyndelsen af september.

For yderligere information:

Koncerndirektør Mogens Granborg, Danisco A/S, tlf.: 32 66 20 00
Communications Manager Thomas B. Olsen, tlf. 32 66 25 00

Bilag til meddelelse om prøveoptagningsresultater

Resultaterne pr. fabrik ved årets første prøveoptagning i Danmark, Sverige, Tyskland, Finland og Litauen den 5. august 2002:

Fabrik	Tons roer pr. ha	% sukker i roen	Tons sukker pr. ha
Nakskov, DK	49,0	13,8	6,75
Nykøbing, DK	50,3	13,7	6,86
Assens, DK	45,9	13,6	6,26
Köpingebro, SE	36,8	15,0	5,54
Örtofta, SE	42,0	13,8	5,79
Anklam, DE	42,4	14,5	6,16
Salo, FI	30,6	13,4	4,10
Säkylä, FI	26,7	11,8	3,15
Kedainiu, LT	34,6	15,8	5,47
Panevezio, LT	30,4	15,5	4,71
Kursenai, LT	38,1	14,2	5,39

---

author:Morten Dal updated:08-08-2002

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Forslag til annullering af egne aktier

Meddelelse nr. 12/2002 til Københavns Fondsbørs

Forslag til annullering af egne aktier og bemyndigelse til tegningsoptionsordning for medarbejderne

Som anført i meddelelse nr. 10 til Københavns Fondsbørs af 8. august 2002 udgør Daniscos beholdning af egne aktier 5.822.177 stk. aktier svarende til 10 procent af aktiekapitalen. Den gældende bemyndigelse til opkøb af egne er aktier er således fuldt udnyttet.

I henhold til § 22 i Oplysningsforpligtelser for udstedere af aktier på Københavns Fondsbørs A/S (indeholdt i Regler for notering på Københavns Fondsbørs A/S) meddeles følgende.

Med henvisning til det i årsregnskabsmeddelelsen af 19. juni 2002 anførte har bestyrelsen besluttet at stille følgende forslag på den kommende generalforsamling:

- annullering af 5.022.177 stk. egne aktier (nominelt kr. 100.443.540) svarende til 8,6 procent af aktiekapitalen, der er erhvervet til en samlet anskaffelsessum på kr. 1.429.734.955 svarende til en gennemsnitlig anskaffelsespris på 284,68 kr. pr. aktie. Den resterende beholdning af egne aktier, 800.000 aktier, svarende til 1,4 procent af aktiekapitalen, ligger til sikkerhed for det eksisterende optionsprogram.

- at bestyrelsen bemyndiges til at etablere en tegningsoptionsordning og derfor bemyndiges til indtil den 5. september 2007 at udstede tegningsoptioner (warrants) til medarbejderne (eksklusiv den ledergruppe, der deltager i det bestående optionsprogram), hvorfor selskabets aktionærer ikke skal have fortegningsret, samt til at gennemføre den deraf følgende forhøjelse af aktiekapitalen med forventet 1.400.000 stk. aktier (nominelt kr. 28.000.000) til en kurs, der beregnes som gennemsnitskursen for de første fem børsdage efter selskabets ordinære generalforsamling i 2002 med tillæg af 2,5 %. p.a. indtil tegningsperiodens begyndelse den 5. september 2005.

Den fuldstændige ordlyd af forslagene vil fremgå af indkaldelsen til generalforsamlingen.

author:Morten Dal updated:13-08-2002

If you would like to k about the Danisco In Portal, please visit o **area**

If you have commen questions, please **le**

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Uddrag af formandens beretning på generalforsamlingen 2002

Meddelelse nr. 13/2002 til Fondsbørsen i København

Uddrag af formandens beretning - Generalforsamlingen den 5. september 2002

· Corporate Governance
· Fremtidigt udbytte eller tilbagekøb af egne aktier

Ved Daniscos generalforsamling den 5. september 2002 udtalte bestyrelsesformand Hugo Schrøder bl.a. følgende:

Corporate Governance

Corporate Governance er nye ord i Danmark. Begrebets indhold er imidlertid velkendt, idet det betyder "den overordnede styring af selskabet" ? samt rammerne herfor og processerne i styringen. Det er forhold, Danisco har arbejdet målrettet med gennem mange år og fortsat vil gøre, og som ikke indeholder noget afgørende nyt for selskabet.

Vi er imidlertid meget opmærksomme på den store interesse, der i de seneste år har været for emnet i Danmark og blandt selskabets interessenter, ikke mindst blandt aktionærerne. Derfor har vi også taget skridt til at oplyse mere om, hvad Danisco gør på området. Gennem de to seneste år har vi således haft et særligt afsnit herom i vor årsrapport, som jeg henviser til. Til denne generalforsamling stiller bestyrelsen forslag til ændring af selskabets vedtægter, bl.a. om valgperioden for bestyrelsesmedlemmer og varsel for indkaldelse af generalforsamlingen.

Et emne, som har tiltrukket sig særlig opmærksomhed i den seneste tid, er evaluering af bestyrelsens arbejde. Jeg kan oplyse generalforsamlingen om, at bestyrelsen allerede i dag evaluerer bestyrelsesarbejdet, og at vi fremover vil systematisere dette arbejde yderligere. Dette vil som hidtil også omfatte evaluering af direktionen.

Til generalforsamlingens orientering er det væsentligt for mig at oplyse, at vi fra den omfattende kontakt med vore investorer i ind- og udland har det bestemte indtryk, at der er tilfredshed med ledelsen af selskabet.

Bestyrelsen har på flere møder indgående drøftet stemmeretsbegrænsningens fordele og ulemper for aktionærerne. Bestyrelsen er principielt for at fjerne begrænsningen, og den vil tage skridt hertil, når det efter bestyrelsens vurdering er i selskabets og hovedparten af aktionærernes interesse.

Bestyrelsen vil, såfremt der på et tidspunkt fremsættes et købstilbud på Danisco, uhildet og omhyggeligt overveje alle fordele og ulemper for aktionærerne og gøre stillingen klar. Bestyrelsen vil, hvis det efter en tilbundsgående vurdering er klart, at et eventuelt købstilbud er det bedste og mest værdiskabende alternativ for aktionærerne, naturligvis indstille til aktionærerne at acceptere tilbuddet. Det skal der ikke herske tvivl om, for det er bestyrelsens opgave og ansvar.

Her kommer vor nuværende stemmeretsbegrænsning ind. For efter bestyrelsens vurdering vil stemmeretsbegrænsningen ved et eventuelt købstilbud tjene det for aktionærerne fornuftige formål at vinde tid og sikre bestyrelsen en bedre forhandlingsposition, end hvis der ikke var en stemmeretsbegrænsning.

Endelig skal jeg tilføje, at der bestemt ikke er en entydig holdning blandt de finansielle aktører i ind- og udland, herunder blandt investorer i Danisco, til betydningen af en stemmeretsbegrænsning. Men vi anerkender, at trods dette bør de 7½ procent stemmeretsbegrænsning ophæves ? det bør efter bestyrelsens opfattelse blot ikke ske netop nu.

Fremtidigt udbytte eller tilbagekøb af egne aktier

Den økonomiske udvikling er sund i Danisco og vil blive endnu bedre i fremtiden. Danisco skal også fremover anvende finansielle ressourcer på opkøb af virksomheder i det omfang det bidrager til værdiskabelse for

aktionærerne på lang sigt. Det stiller krav om finansiel fleksibilitet.

Bestyrelsen vurderer løbende, hvorledes overskuddet og aktionærernes værdier bedst forvaltes, set i lyset af vores målsætning om koncernens samlede finansielle gearing og forventning til værdiskabende investeringer. Det betyder at i det omfang, at pengestrømmen ikke anvendes til værdiskabende opkøb vil den overskydende likviditet blive udbetalt til aktionærerne gennem udbytte og eventuelt tilbagekøb af egne aktier. Herved vil den langsigtede målsætning om, at den rentebærende gæld netto er på niveau med aktiekapitalen kunne opfyldes.

Sidste år lovede jeg, at bestyrelsen ville foretage yderligere overvejelser vedrørende tilbagekøb af egne aktier og udbyttebetaling.

Konklusionen herpå er, at der også fremover bør udbetales udbytte i Danisco, samt at, i den udstrækning det kan rummes inden for vor finansielle målsætning, der tillige sker tilbagekøb af egne aktier.

Bestyrelsesformand Hugo Schrøder udtalte tillige, at Bestyrelsen finder Selskabets situation tilfredsstillende.

Offentliggørelse af regnskabet for første kvartal sker den 18. september. I denne forbindelse vil der, som vanligt, blive kommenteret på Selskabets forventninger til resten af regnskabsåret 2002/03.

Med venlig hilsen

Alf Duch-Pedersen
Administrerende direktør

Yderligere oplysninger:
Michael von Bülow, Communications tlf.: 32 66 20 43, mobil: 21 49 23 05, **sfmvb@danisco.com**
Pia Berndt, Investor Relations, tlf: 32 66 20 19, mobil: 40 10 57 09, **sfpb@danisco.com**
Carsten Sivertsen, Media Relations tlf: 32 66 20 49, mobil 21 45 20 34, **sfcsi@danisco.com**

---

author:Morten Dal updated:05-09-2002

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Forløb af generalforsamling i Danisco

Meddelelse nr. 14/2002 til Fondsbørsen i København
Forløb af ordinær generalforsamling i Danisco A/S den 5. september 2002

Danisco A/S holdt i dag sin ordinære generalforsamling, hvor årsrapporten 2001/2002 blev godkendt. Generalforsamlingen besluttede som foreslået af bestyrelsen at udbetale et udbytte på 6,00 kr. pr. aktie à 20 kr.

Til bestyrelsen genvalgtes civilingeniør Heimo Kalevi Karinen. Bestyrelsesformand Hugo Schrøder og Sten Scheibye udtrådte af bestyrelsen og adm. direktør Jørgen Tandrup nyvalgtes til bestyrelsen. Jørgen Tandrup er adm. direktør for Skandinavisk Tobakskompagni A/S, formand for bestyrelsen for Orlik Tobacco Company A/S og Dagrofa A/S, medlem af bestyrelsen for A/S Kjøbenhavns Sommer-Tivoli A/S og DONG A/S samt viceformand for Dansk Industri.

Valgperioden for de tre medarbejdervalgte bestyrelsesmedlemmer udløb ved generalforsamlingens slutning. De medarbejdervalgte bestyrelsesmedlemmer fællestillidsrepræsentant Per Gertsen og

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Regnskabsmeddelelse for første kvartal 2002/03

Meddelelse nr. 15/2002 til Fondsbørsen i København
Regnskabsmeddelelse for 1. kvartal 2002/03 (maj-juli 2002)

- **Koncernresultatet blev 278 mio. kr. (281 mio. kr.) mod forventet 200-250 mio. kr.**
- **God indtjening i Ingredienser og Sødemidler ? volumenfremgang, men svagere priser**
- **Forskydning i salget af Sukker i forhold til første kvartal sidste år**
- **Forventet koncernresultat for 2002/03 uændret ca. 1 mia. kr.**

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author:Morten Dal updated:18-09-2002

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Næsten 7000 medarbejdere tegnede warrants hos Danisco

Det på generalforsamlingen vedtagne warrantprogram (tegningsoptioner) er efter bestyrelsens beslutning den 18. september 2002 blevet udbudt til medarbejderne i Danisco i perioden fra den 18. november 2002 til den 29. november 2002 (jvf. meddelelse den 18. september 2002). I alt blev der tegnet 1.180.525 tegningsoptioner (warrants) svarende til 1.180.525 stk. aktier (nominelt kr. 23.6 mio.). Tegningsprocenten udgjorde 89%.

Tegningsoptionerne er udstedt til fordel for samtlige medarbejdere ansat i Danisco A/S og dets datterselskaber (med undtagelse af ledende medarbejdere omfattet af aktieoptionsordningen fra 2000) på baggrund af kriterier som lønniveau og anciennitet. Optionerne blev fordelt på 6964 medarbejdere og kan udnyttes til tegning af nye aktier til kurs 299 fra 5. september 2005 til 4. september 2007.

"Jeg er glad for, at medarbejderne viser tro på Danisco som en af verdens førende ingrediensvirksomheder og dermed evnen til at skabe værdi for medarbejdere og aktionærer," siger administrerende direktør Alf Duch-Pedersen.

author:Morten Dal updated:05-12-2002

16?

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Regnskabsmeddelelse for andet kvartal 2002/03

Meddelelse nr. 17/2002 til Fondsbørsen i København

- **Koncernresultatet steg 9% til 265 mio. kr. (244 mio. kr.)**
- **Overskudsgrad (EBITA) i koncernen blev 14% - en stigning på 1 procentpoint**
- **Resultat pr. aktie steg 18% til 4,92 kr. (4,16 kr.)**
- **Forventet koncernresultat for 2002/03 uforandret ca. 1 mia. kr. (940 mio. kr.) men lavere EBITA-forventning for Ingredienser og Sødemidler .**

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author:Morten Dal updated:17-12-2002

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Meddelelser om besiddelse af egne aktier

Meddelelser nr. 18 + 19 2002 (combined here)

Meddelelse om besiddelse af egne aktier i henhold til §28 i lov om værdipapirhandel

Bestyrelsen for Danisco A/S har i dag efter proklamafristens udløb besluttet at gennemføre den på selskabets ordinære generalforsamling den 5. september 2002 besluttede kapitalnedsættelse ved annullering af 5.022.177 stk. egne aktier, nominelt 100.433.540 kr., hvorefter selskabets aktiekapital udgør nominelt 1.063.992.040 kr. (53.199.602 stk.).

På den baggrund skal vi i henhold til §28 stk. 2 i lov om værdipapirhandel oplyse, at Danisco A/S pr. 17. december 2002 ejer 1.281.000 stk. egne aktier hver af pålydende værdi 20 kr., svarende til nominelt 25.620.000 kr., hvilket udgør 2,41% af den samlede aktiekapital.

Vor seneste offentliggjorte meddelelse om besiddelse af egne aktier fandt sted den 8. august 2002, hvor det blev oplyst, at Danisco pr. denne dato ejede 5.822.177 stk. egne aktier, hver af pålydende værdi 20 kr., svarende til 10% af aktiekapitalen.

Meddelelse om besiddelse af egne aktier i henhold til §29 i lov om værdipapirhandel

Bestyrelsen for Danisco A/S har i dag efter proklamafristens udløb besluttet at gennemføre den på selskabets ordinære generalforsamling den 5. september 2002 besluttede kapitalnedsættelse ved annullering af 5.022.177 stk. egne aktier, nominelt 100.433.540 kr., hvorefter selskabets aktiekapital udgør nominelt 1.063.992.040 kr. (53.199.602 stk.).

På den baggrund skal vi i henhold til §29 stk. 2 i lov om værdipapirhandel oplyse, at Danisco A/S pr. 17. december 2002 ejer 1.281.000 stk. egne aktier hver af pålydende værdi 20 kr., svarende til nominelt 25.620.000 kr., hvilket udgør 2,41% af den samlede aktiekapital.

author:Morten Dal updated:17-12-2002

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Meddelelse nr. 03/2003

Regnskabsmeddelelse for året 2002/03
1. maj 2002 - 30. april 2003 17. juni 2003

Daniscos resultat pr. aktie steg 17%
Daniscos pengestrøm er fortsat tilfredsstillende til trods for en ugunstig udvikling i verdensøkonomien. Grundlaget for at videreføre vores strategi og styrke forretningsplatformen yderligere er fastholdt.

- **Indtjeningen (EBITA) blev uforandret 2.316 mio. kr. (2.315 mio. kr.)**
  Overskudsgraden blev 14,0 % - en stigning på næsten 1 procentpoint. Ved uændrede omregningskurser ville indtjeningen (EBITA) have været ca. 2.400 mio. kr.
- **Koncernresultatet steg 8% til 1.017 mio. kr. (940 mio. kr.)**
  Resultatet var højere end det forventede resultat ved meddelelsen for tredje kvartal på 950 mio. kr. Lavere rentesatser samt en lavere US-dollar har påvirket finansielle udgifter positivt.
- **Resultat pr. aktie steg 17% til 19,02 kr. (16,24 kr.)**
  Tilbagekøb af egne aktier samt den positive udvikling i de finansielle poster har løftet indtjeningen pr. aktie betydeligt.
- **Udbytte foreslås til 6,25 kr. pr. aktie (6,00 kr)**
  Målet er at udlodde overskydende kapital gennem udbetaling af årets overskud i form af udbytte og ved tilbagekøb af egne aktier

Forventninger til 2003/04:
- Omsætningen forventes at blive i intervallet 16,0-17,0 mia. kr.
- Indtjeningen (EBITA) forventes at blive i intervallet 2.100-2.300 mio. kr. på baggrund af de gældende valutakurser og de gennemførte ændringer i EUs sukkermarkedsordning.
- Koncernresultatet forventes at blive i størrelsesordenen 900-1.000 mio. kr.

Klik herunder for den fulde version af regnskabsmeddelelsen.

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Meddelelse om besiddelse af egne aktier

I henhold til §29 stk. 2 i lov om værdipapirhandel oplyses det, at Danisco A/S pr. 23. juni 2003 besidder 2.764.900 stk. egne aktier svarende til 5,20 procent af den samlede aktiekapital på nominelt 1.063.992.040 kr. (53.199.602 stk.)

Som oplyst på generalforsamlingen den 5. september 2002, er det Daniscos hensigt at foretage opkøb af egne aktier i markedet. Aktierne er købt under den gældende 10 procents bemyndigelse. Som offentliggjort den 17. juni 2003 har bestyrelsen besluttet at stille forslag til generalforsamlingen den 28. august 2003 om, at beholdningen af egne aktier pr. 16. juni 2003 med efterfølgende køb annulleres. Undtaget er dog de aktier, der ligger til sikkerhed for det gældende optionsprogram.

author:Rikke Lerche updated:23-06-2003



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Preliminary Announcement of Results 2001/2002
1 May 2001 - 30 April 2002
(Unaudited)



To download the unabridged notice (Q4) as a pdf file please click here.
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Announcement of results for 2001/02

1 May 2001 – 30 April 2002

- **Business transformation enhanced earnings**
- **Danisco's consolidated profit came to DKK 940 million (DKK 112 million after write-down of undertakings under divestment)**
- **Earnings (EBITA) in the Ingredients and Sweeteners segment came to DKK 1,316 million – up 8%**
- **Earnings (EBITA) in the Sugar segment came to DKK 1,176 million – up 5%**
- **Proposal for cancellation of repurchased shares**
- **Consolidated profit forecast to be around DKK 1 billion in 2002/03**

A challenging year

Danisco's business platform showed its strength during 2001/02 in conjunction with the market conditions prevailing.

As planned, the business platform for Ingredients and Sweeteners was strengthened through acquisitions. These acquisitions helped to enlarge the existing business areas through geographic and capacity expansion (Germantown) as well as product expansion in the field of flavours (Perlarom).

The final divestments of Danisco Pack and Danisco Foods helped to further sharpen the focus of Danisco, and the company is now ready to execute the clearly defined strategy: Innovation and acquisitions in the ingredients business.

Financial results for 2001/02

As expected, net sales declined 25% as a result of divestments to DKK 17.71 billion (DKK 23.54 billion). Despite divestment of operations, earnings (EBITA) reached DKK 2.32 billion (DKK 2.31 billion). Operating margin (EBITA) advanced to 13%, up 3 percentage points on last year's. Profit on ordinary activities came to DKK 940 million (DKK 906 million), reflecting an increase of about 4%, which was primarily due to the completion of Danisco's restructuring programme.

Consolidated profit came to DKK 940 million (DKK 112 million), which was somewhat above the latest projected consolidated profit of around DKK 900 million and resulting from Genencor's better-than-expected Q1 2002 profit.

Net sales in Danisco's main business areas – Ingredients, Sweeteners and Sugar – grew 5% on last year, reaching DKK 16.67 billion (DKK 15.88 billion). This increase was comprised of a 10% improvement in Ingredients and Sweeteners with net sales amounting to DKK 8.53 billion (DKK 7.78 billion), whereas net sales of Sugar as forecast rose to DKK 8.35 billion (DKK 8.27 billion), up 1%.

Earnings (EBITA) in the main business areas amounted to DKK 2,308 million (DKK 2,195 million), up 5%. The progress made in the Ingredients and Sweeteners business areas was based partly on the favourable market conditions prevailing at the beginning of the year and partly on acquisitions. Sugar was impacted primarily by favourable currency effects and good feed product prices and world market sugar prices.

For further information, please contact:
Michael von Bülow, Investor Relations, tel.: +45 3266 2043, mobile +45 2149 2305, e-mail: sfmvb@danisco.com
Anders Hundahl, Corporate Communications, tel.: +45 3266 2050, mobile +45 4043 9370, e-mail: peah@danisco.com

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		1997/98	1998/99	1999/00	2000/01	**2001/02**
Profit and loss account in DKK million						
Net sales		18,802	19,219	27,829	23,541	17,705
of which main business areas		9,748	10,032	14,991	15,875	16,673
Operating profit before amortisation of goodwill, etc. (EBITA)		2,158	2,133	2,577	2,306	2,315
of which main business areas		1,478	1,448	1,771	2,195	2,308
Amortisation of goodwill, etc.		(203)	(546)	(539)	(437)	(399)
Operating profit (EBIT)		1,955	1,587	2,038	1,869	1,916
of which main business areas		1,410	1,024	1,400	1,821	1,909
Profit on ordinary activities before tax		1,785	1,360	1,521	1,368	1,467
Profit on ordinary activities		1,225	936	871	906	940
Consolidated profit		1,225	936	1,282	112	940
Cash flows in DKK million						
Cash flow from operating activities		2,008	1,992	2,342	2,182	2,064
Cash flow from investing activities		(1,831)	(3,435)	(9,485)	2,135	566
Cash flow from financing activities		(193)	1,686	6,590	(3,840)	(2,952)
Total cash flow		(16)	243	(553)	477	(322)
Balance sheet in DKK million						
Assets total		21,732	25,614	36,829	31,956	27,771
Capital and reserves		12,534	12,265	13,690	12,795	12,580
Interest-bearing debt, net		2,828	5,763	12,669	11,278	9,182
Invested capital		17,001	19,693	25,374	23,007	19,993
Financial ratios in %						
Operating margin (EBITA)		11.5	11.1	9.3	9.8	13.1
Operating margin (EBIT)		10.4	8.3	7.3	7.9	10.8
Return on average invested capital (ROAIC)		12.1	8.9	8.4	7.7	9.3
Return on average capital and reserves		10.2	7.5	6.4	6.6	7.1
Solvency ratio		57.7	47.9	37.2	40.0	45.3
Other data						
Average number of shares exclusive own shares	'000	59,930	58,566	57,891	57,377	55,734
Basic earnings per share (EPS)	DKK	20.35	15.83	14.44	15.22	16.24
Cash flow per share	DKK	33.51	34.01	40.45	38.03	37.03
Net asset value per share (NAV)	DKK	209	211	235	220	216
Average number of employees		13,732	15,413	17,712	14,680	9,105

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies. Please see Danisco's report and accounts 2000/01 for definitions.

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs about 8,000 people in some 40 countries. In 2001/02, Danisco boasted net sales of DKK 17.7 billion. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavourings and sweeteners such as xylitol and fructose. Many of these ingredients are produced from natural raw materials and contribute for instance to improving the texture of products such as bread, ice cream and yoghurt. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNT FOR DANISCO'S STRATEGIC PLATFORM
Ingredients, Sweeteners and Sugar
1 May 2001 - 30 April 2002

DKK million	1999/00	2000/01	**2001/02**
Net sales	14,991	15,875	16,673
Cost of sales	(10,216)	(10,859)	(11,209)
Gross profit	**4,775**	**5,016**	**5,464**
Research and development costs	(420)	(380)	(427)
Distribution and sales costs	(1,465)	(1,533)	(1,754)
Administrative expenses	(1,173)	(1,076)	(1,059)
Ordinary operating profit before amortisation of goodwill	**1,717**	**2,027**	**2,224**
Other operating income	154	193	131
Other operating expenses	(100)	(25)	(47)
Operating profit before amortisation of goodwill (EBITA)	**1,771**	**2,195**	**2,308**
Amortisation of goodwill	(371)	(374)	(399)
Operating profit (EBIT)	**1,400**	**1,821**	**1,909**
Income from associated undertakings	84	34	(8)
Income from other investments and capital participation	14	94	4
Interest receivable and similar income	498	553	299
Interest payable and similar charges	(889)	(992)	(729)
Profit on ordinary activities before tax	**1,107**	**1,510**	**1,475**
Tax on profit on ordinary activities	(509)	(490)	(540)
Adjustment of tax for previous years	29	(57)	14
Profit on ordinary activities	**627**	**963**	**949**

Profit on ordinary activities	**627**	**963**	**949**
Gain on IPO of associated undertaking	-	297	-
Consolidated profit, main business areas	**627**	**1,260**	**949**
Consolidated profit, other activities	655	(1,148)	(9)
Consolidated profit	**1,282**	**112**	**940**

Fourth quarter

Net sales fell from DKK 5.69 billion to DKK 4.24 billion, which was fully in line with expectations and ascribable to Danisco's divestment programme. Earnings (EBITA) amounted to DKK 566 million (DKK 591 million), down 4%, while operating margin (EBITA) rose to 13%, reflecting an increase of around 3 percentage points on last year. This was primarily ascribable to Danisco's refocusing process. Profit on ordinary activities before tax came to DKK 360 million (DKK 365 million), down 1% as projected.

Net sales in the main business areas – Ingredients, Sweeteners and Sugar – grew to DKK 4.19 billion (DKK 4.05 billion), up 3% on the same period of last year. Earnings (EBITA) before unallocated costs reached DKK 619 million (DKK 581 million) – up 7%.

2001/02 – a different year

Ingredients and Sweeteners

- Earnings improvement of 8% (EBITA)
- Operating margin of 15% (EBITA)
- ROAIC 10%

The year ended was marked by the uncertainty prevailing after the tragic events on 11 September in the USA. This led to a temporary change in food producers' procurement patterns.

In DKK terms, net sales grew 10% on last year, amounting to DKK 8.53 billion (DKK 7.78 billion). This increase was comprised of 7% from acquisition and organic growth of 3%. Earnings (EBITA) amounted to DKK 1,316 million (DKK 1,215 million), up 8%. Operating margin (EBITA) was 15%, unchanged from last year. Return on average invested capital (ROAIC) was 10%, which was unchanged compared with last year, even though acquisition had a dilutive effect. The organic growth was achieved on the basis of healthy growth rates despite difficult market conditions prevailing at the end of the calendar year with customers reducing their inventories considerably. At the same time, market conditions were challenging in Brazil and Argentina.

Markets

Europe

Net sales in Europe grew 3% in DKK terms. Sales in the European market were characterised by fluctuating growth rates during the year ended, which was partly ascribable to the reorganisation of marketing from being country-focused to being industry-focused, general price competition, and healthy ice-cream sales seen at the end of the financial year.

Sales in the East European and Russian markets remained buoyant. Organic growth in Eastern Europe was 6% compared with last year. Organic growth in Russia was 7% compared with last year.

North America

Net sales in North America were up 22% in DKK terms, comprised of 2% from currency, 17% from acquisition and organic growth of 3%.

The largest product group, Texturant Products, recorded a 5% improvement in organic growth compared with last year. This improvement was based on healthy sales of textural ingredients. Price competition on emulsifiers has been prevailing during the last six months as new capacity has been added to the market. Depending on the underlying growth, it will take 6-12 months before normal price conditions will prevail again.

Latin America

Net sales in Latin America were up 5% in DKK terms, comprised of 2% from currency, 6% from acquisition and 3% from a decline in organic growth compared with last year.

The economic situation has been unstable in this region during the year ended, particularly in Brazil and Argentina. This situation aggravated towards the end of the financial year 2001/02. In Mexico, healthy sales growth was recorded in the Speciality Products segment.

Asia-Pacific

Sales remained buoyant in Asia-Pacific with sales advancing 13% in DKK terms compared with the same period of last year. This increase was comprised of minus 3% from currency, 8% from acquisition and 8% from organic growth. The impact of declining sales of fructose in Japan was around 4%. Sales in Japan accounted for approximately 8% of total net sales in the Ingredients and Sweeteners segment.

In China, sales of textual ingredients, flavours and functional systems to the ice-cream and dairy industries showed healthy growth rates.

Sales of xylitol in South Korea showed satisfactory growth rates as a result of the targeted marketing drive.

Products

Texturant products

Texturant products (emulsifiers, textural ingredients and functional systems) showed a sales growth of 16% compared with the same period of last year, comprised of 1% from currency, 11% from acquisition and 4% from organic growth. This

growth was achieved despite emulsifier price competition. Textural ingredients saw healthy demand throughout the year. The acquisition of Germantown consolidated Danisco's position in functional systems. Raw material prices showed a satisfactory development during the year ended.

Speciality products
Sales of speciality products (including flavours, bio and feed ingredients) advanced 6% on 2000/01. This increase was comprised of 5% from acquisition and 1% from organic growth.
In the segment of protectants price competition prevailed. At the end of the year under review, sales of bioingredients developed on a positive note and new products were launched. The flavour plant in China was commissioned during the year ended and flavour sales in the Chinese market are showing very satisfactory growth rates. After the closing of the financial year, the Belgian-based flavour house Perlarom was acquired and thereby Danisco strengthened its flavour position.

Sweeteners
Net sales in the Sweeteners segment were up 4% on the same period of last year. There was a 2% currency impact and organic growth was 6%, sparked by significant progress in the xylitol segment. The continued targeted branding drive has resulted in expansion of the customer base and increasing sales volumes. This strategy has been particularly efficient in South Korea and a considerable market share has been captured there. In North America, efforts to raise the profile of xylitol as a unique product continue, and new customers have been added to the customer portfolio, including some of the leading chewing gum manufacturers.

Sales of other sweeteners saw moderate growth rates. Sales of fructose showed a decline in Japan due to the weather conditions prevailing, coupled with a shift in consumer preferences from sweet soft drinks towards unsweetened soft drinks. The impact of the shift in fructose sales is estimated at 4% of total sweetener sales.

Fourth quarter
Net sales increased 11% on 2000/01 to DKK 2,185 million, and this improvement was comprised of 9% from acquisition and 2% from organic growth. Organic growth seen from Q3 2001/02 to Q4 2001/02 was about 9%.

Earnings (EBITA) increased to DKK 345 million, up 30%. Operating margin (EBITA) was 16%. Growth in the ingredients market has returned to the level seen before Q3.
Organic growth from Q3 2001/2002 to Q4 2001/02 was (by region):

- Europe: 9%
- North America 4%
- Latin America (16%)
- Asia-Pacific 30%
- In total 9%

Sugar

- Earnings growth of 5% (EBITA)
- ROAIC reached the targeted 12%
- Positive currency impact of DKK 80 million

Net sales for 2001/02 came to DKK 8.35 billion (DKK 8.27 billon), up 1%. Operating margin (EBITA) was 14%, reflecting an increase of 0.5 percentage point on last year. Earnings (EBITA) reached DKK 1,176 million (DKK 1,119 million), showing 5% growth. Return on invested capital was 12%, an improvement of 1 percentage point. This return was in line with Danisco's long-term financial targets. The favourable earnings development resulted from a positive currency effect (DKK/SEK), which had an estimated DKK 80 million impact, and favourable molasses and feed prices. Earnings (EBITA) were negatively affected by around DKK 70 million due to the amendments to the EU sugar regime.

Production and sale
The sugar campaign produced a total of 1,246,000 tonnes of sugar, some 99,000 tonnes below last year's output, but around 10% above the quotas specified by the EU. Of this, C sugar production totalled 97,000 tonnes.The EU quotas were utilised in all countries.

The sugar yield of sugar beets was lower than usual, but the beet volume was higher, which led to increasing production costs but also lower sugar beet settling prices.

All factories have met the defined efficiency targets, and several factories managed to set production records. For instance, the factory at Örtofta in Sweden succeeded in handling 50% more beets following an expansion worth DKK 700 million.

Danisco considers the 15,000 beet growers as its most important collaborators. In 2001, Danisco and the beet growers agreed on new industrial agreements to apply in Denmark and Sweden. The agreements are satisfactory for both parties and thus represent a joint interest in maintaining a sound financial policy for both beet growing and sugar production.

New product range
Changes in the product portfolio and a new design have been implemented in all markets. This has

resulted in a retail customer base of some 30 million consumers in Northern Europe.

The EU's sugar market regime

Danisco expects that governments within the EU will continue to see the need for sugar beet growing within the Union, and that in accordance with the EU Treaty, a basis will exist for continuous development of a competitive industry. Changes, if any, are expected in 2006 at the earliest.

Price and quota adjustments are likely due to the fact that the EU foreign ministers have decided to give the world's 48 poorest nations free export access to the European market with gradual effect from 2006 in accordance with the agreement, which will come into full effect in 2009.

Fourth quarter

Net sales amounted to DKK 2,057 million, reflecting an increase of 4% compared with the same quarter of last year, as expected. Earnings (EBITA) were down 13% at DKK 274 million as forecast. The main reason for this anticipated decline was the change in sales pattern that has taken place following the amendments to the EU sugar regime.

Other business

Danisco Pack and the remaining operations of Danisco Foods were divested. Earnings (EBITA) of these operations amounted to DKK 7 million.

Associated undertakings

Income from associated undertakings Genencor and Amcor Flexibles Europe, amounted to (minus) DKK 8 million, of which (minus) DKK 3 million derived from Genencor. In Genencor, restructuring costs amounting to approximately DKK 35 million were offset by a significant part of the annual profits being realised in the company's first quarter of 2002. Income from associated undertakings thus was better than expected.

Research and development

Research and development (R&D) costs amounted to DKK 428 million, corresponding to 2.4% of net sales, reflecting a significant increase on 2000/01, when R&D corresponded to 1.9% of net sales.
R&D in the Ingredients and Sweeteners segment corresponded to approx. 3.9% of Ingredients' and Sweeteners' sales. In the Sugar segment, R&D corresponded to approx. 1.5% of sales, primarily due to the R&D work carried out by Seed. Other activities accounted for a significant part of the total R&D costs.

The year ended saw the launch of Danisco's HOX enzyme designed for use in the baking and dairy industries.

Also, gelatine replacers for the dairy and confectionery industries were launched.

In China, the laboratory facilities were expanded. To this should be added the research cooperation with Genencor that develops as planned.

Flavours excluded, 20% of sales in the Ingredients and Sweeteners segment covers products that are less than five years old.

Danisco Venture

Danisco has committed an amount of DKK 500 million for its venture investments, funds that are expected to be invested within five years. At the end of April, more than 300 businesses and business ideas had been assessed, of which three have so far been turned into specific investments during the financial year: Biologic A/S, WellGen Inc., and DTU Invest. To this should be added Zylepsis, which in 1998 Danisco invested in.

An important requirement for Danisco Venture's activities, as for Danisco's other R&D work, is to identify new opportunities for products, technologies, or savings for our customers. Overall, Danisco's R&D costs will continue to form an increasing part of net sales. Danisco regards R&D investments as an important competitive parameter.

Acquisitions and divestments

During the year ended, a number of businesses were acquired and divested as part of the refocusing strategy pursued: to become the leading global ingredients supplier.

In August 2001, Danisco acquired Australia-based Germantown, the intention being to consolidate Danisco's position as the globally leading supplier of functional systems. The products of Germantown are sold primarily to the ice-cream and baking industries. The purchase price was approx. DKK 850 million. Germantown has been integrated faster than expected, and therefore the anticipated synergies of around DKK 70 million will be leveraged within a period of two years.

After the end of the 2001/2002 year, Danisco acquired Perlarom, a Belgian-based flavour house, which provided Danisco with a strong platform in Europe. The purchase price was around DKK 580 million, and anticipated synergies of DKK 45 million will be leveraged within a period of three years.

During the year ended, the remaining parts of Danisco Foods were divested. In September 2001, Danisco Pack UK was sold to Mondi Packaging for an amount of DKK 770 million corresponding to the book value.

Hence, Danisco's divestment programme has been satisfactorily completed and within the time frame announced on the acquisition of Cultor in 1999.

Tax

The Group's total net tax was DKK 527 million, corresponding to an effective tax rate of 36. Before amortisation of goodwill, etc., which is non-

deductible in the computation of taxable income, the tax rate was 28 against 26 per cent for 2000/01. 2001/02 benefited from the use of losses in foreign subsidiaries to be carried forward.

Cash flow

Net interest-bearing debt was reduced by DKK 2,096 million to DKK 9,182 million. Cash flow from operating activities was DKK 2,064 million against DKK 2,182 million last year, a reduction which was mainly due to businesses divested. The strong cash flow from operating activities was supplemented by proceeds derived from the sale of businesses amounting to DKK 2,064 million and was, in addition to being used to reduce net interest-bearing debt, spent primarily on acquisitions (DKK 863 million), net investments in fixed assets (DKK 635 million), repurchase of own shares (DKK 603 million) and dividends (DKK 339 million).

Financial review

Realised financial expenses for 2001/02 were DKK 441 million against DKK 535 million in 2000/01. The 2000/01 financial year included one-off capital gains of DKK 86 million, whereas no net one-off items affected this year's costs. The decrease was mainly the result of reduced interest rates on the borrowings and lower interest-bearing debt compared with last year.

At year-end, capital and reserves were DKK 12,580 million against DKK 12,837 million last year due to dividends (DKK 339 million), repurchase of own shares (DKK 603 million) and currency adjustments, etc., of (minus) DKK 220 million.

Danisco's long-term financial target is a gearing where net interest bearing debt is on par with capital and reserves.

Accounting policies

IAS 39 Financial Instruments: Recognition and Measurement has become effective and is applied from the current financial year. Apart from this, the accounting policies are the same as those applied in the annual accounts 2000/01.
The implementation of IAS 39 had no impact on the profit and loss account. Capital and reserves were revalued at 1 May 2001 by an amount of DKK 42 million, representing the value of forward exchange contracts as hedging of future transactions. This amount was not previously taken to the balance sheet but was stated in a note, cf. Danisco's report and accounts 2000/01, note 24.

Purchase of own shares

As announced at the AGM on 6 September 2001, Danisco intends to purchase its own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellations. As of 18 June 2002, Danisco had a holding of 4,545,800 own shares, equivalent to 7.81% of the share capital, of which 1.4% is hedging of management options. During the period from 1 May 2001 to 18 June 2002, Danisco has increased the holding of own shares by 2,793,800 shares, corresponding to 4.8% of the share capital.

Outlook for 2002/03

Sales

Sales of the Ingredients and Sweeteners segment are projected to be in the range of DKK 9.1-9.8 billion, an increase of about 10%. Net sales in the Sugar segment are projected to be in the range of DKK 8.0 - 8.4 billion, which is unchanged from last year. Combined, sales are forecast to be in the range of DKK 17.1 – 18.2 billion.

Earnings (EBITA)

Ingredients and Sweeteners

The Ingredients and Sweeteners segment should see full-year earnings (EBITA) in the upper end of a DKK 1.4-1.5 billion range. Earnings (EBITA) are expected to be more equally distributed over the year than seen in 2001/02, however, Q3 is still expected to be the weakest quarter due to the winter season. In contrast to 2001/02 where the strongest earnings performance was seen in Q1, Q4 is expected to be the strongest quarter in 2002/03.

Sugar

Earnings (EBITA) in the Sugar segment are projected to be in the range of DKK 1.1-1.2 billion. In contrast to 2001/02 where the major part of earnings was generated in the first half of the financial year due to the amendments to the EU sugar regime, a more equal distribution is expected over the 2002/03 financial year.

Consolidated profit

Consolidated profit for 2002/03 is forecast to increase to around DKK 1 billion. Q1 is expected to see a consolidated profit of DKK 200-250 million.

In addition to global cyclical movements, fluctuations in the US dollar, interest rates, and purchase of own shares will impact on the full-year profit.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related

problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.
Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

The Board of Directors' decisions and resolutions at the AGM

Danisco's Annual General Meeting will be held on Thursday 5 September 2002 at 4:30pm at the Bella Center, Center Boulevard 5, DK-2300 Copenhagen S. The agenda for the meeting will be included in the convening notice, which will be sent to shareholders in mid-August.

The Board of Directors proposes:

- That a dividend of DKK 6.00 be paid per share (unchanged).

- That the holding of own shares as of 30 April 2002 and own shares if purchased during the period of 1 May 2002 to the convening of the AGM – with the exception of the shares provided as hedging for the existing share option programme – be cancelled.

- That the Board of Directors be authorised to establish a warrant programme covering all employees, excluding the group of executives included in the existing share option programme. The final proposal for authorisation will be stated in the notice convening the AGM.

- That the company's Articles of Association be amended in respect of secondary names, notice convening the AGM, number of Directors, term of office for directors and in consequence of the amendments made to the Danish Companies Act and the Danish Financial Statements Act.

- Renewal of the authorisation granted in previous years to the Board of Directors in the period until next year's Annual General Meeting to purchase Danisco shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

The Board of Directors

At the Annual General Meeting 2002, Chairman Hugo Schrøder will retire from the Board of Directors in compliance with the company's age limit rules. Further, Sten Scheibye has wished to retire from Danisco's Board of Directors.

The Board of Directors has decided to recommend only one candidate for the Board of Directors, thereby bringing the number of Board members elected by the Annual General Meeting down from eight to seven. It is recommended that Jørgen Tandrup, CEO of Skandinavisk Tobakskompagni A/S, be appointed new member of the Board of Directors. In addition, it is proposed that Heimo Karinen be re-elected as a member of the Board of Directors.

Provided that the candidates are elected as proposed, the Board of Directors intends to elect Anders Knutsen as Chairman and Matti Vuoria as Deputy Chairman after the Annual General Meeting.

Danisco's Annual Report 2001/02 will be available at www.danisco.com by the end of June 2002. The printed report is expected to be available by mid-July.

19 June 2002

Hugo Schrøder, Chairman of the Board of Directors

Alf Duch-Pedersen, CEO

Financial calendar

28 Aug.	2002	Quiet period for Q1
05 Sep.	2002	Annual General Meeting
18 Sep.	2002	Q1 accounts (May-July)
26 Nov.	2002	Quiet period for Q2
17 Dec..	2002	Q2 accounts (Aug.-Oct.)
26 Feb.	2003	Quiet period for Q3
19 Mar.	2003	Q3 accounts (Nov.-Jan.)
30 April	2003	End of financial year
27 May	2003	Quiet period for full year 2003
17 June	2003	Annual Accounts for 2002/03

This announcement of results is also available at www.danisco.com.
The meeting for institutional investors, equity analysts and the press to be held today at 3pm can be followed at the above website and at www.stockwise.dk

PROFIT AND LOSS ACCOUNT 1 May 2001 - 30 April 2002

PARENT COMPANY			GROUP	
2000/01	**2001/02**	DKK million	2000/01	**2001/02**
6,872	5,976	Net sales	23,541	17,705
(5,085)	(4,238)	Cost of sales	(17,004)	(11,975)
1,787	**1,738**	**Gross profit**	**6,537**	**5,730**
(236)	(267)	Research and development costs	(439)	(428)
(563)	(504)	Distribution and sales costs	(2,354)	(1,921)
(492)	(404)	Administrative expenses	(1,620)	(1,145)
496	**563**	**Ordinary operating profit before amortisation of goodwill**	**2,124**	**2,236**
96	10	Other operating income	230	132
2	(7)	Other operating expenses	(48)	(53)
594	**566**	**Operating profit before amortisation of goodwill (EBITA)**	**2,306**	**2,315**
(40)	(13)	Amortisation of goodwill	(437)	(399)
554	**553**	**Operating profit (EBIT)**	**1,869**	**1,916**
1,040	1,123	Income from participating interests in subsidiary undertakings	.	.
-	(4)	Income from associated undertakings	34	(8)
29	-	Income from other investments and capital participation	94	4
737	563	Interest receivable and similar income	362	279
(1,025)	(803)	Interest payable and similar charges	(991)	(724)
1,335	**1,432**	**Profit on ordinary activities before tax**	**1,368**	**1,467**
(542)	(529)	Tax on profit on ordinary activities	(536)	(541)
80	2	Adjustment of tax for previous years	74	14
873	**905**	**Profit on ordinary activities**	**906**	**940**
297	-	Gains on disposal of undertakings	297	-
(1,091)	-	Writedown of undertakings under divestment	(1,091)	-
79	**905**	**Consolidated profit**	**112**	**940**
-	-	Consolidated profit attributable to minority shareholders	(33)	(35)
79	**905**	**Danisco's share of consolidated profit**	**79**	**905**
		Basic earnings per share (EPS) DKK	15.22	16.24
		Diluted earnings per share (DEPS) DKK	15.20	16.22
		Proposed appropriation of profit for the year:		
339	327	Proposed dividend DKK 6.00 per share		
(537)	1,302	Set aside as reserve for revaluation according to the equity method		
277	(724)	Transferred to (from) other reserves		
79	**905**			

BALANCE SHEETS at 30 April 2002

PARENT COMPANY		ASSETS	GROUP	
30 April 2001	**30 April 2002**	DKK million	30 April 2001	**30 April 2002**
		Fixed assets		
		Intangible fixed assets		
104	91	Goodwill	6,550	6,491
132	191	Other intangible fixed assets	491	380
236	**282**	**Total**	**7,041**	**6,871**
		Tangible fixed assets		
1,105	988	Land and buildings	3,182	2,707
1,792	1,666	Plant and machinery	5,988	5,131
214	141	Fixtures, fittings, tools and equipment	595	290
107	47	Prepayments and assets under construction	747	307
-	23	Leased equipment and plant	44	26
3,218	**2,865**	**Total**	**10,556**	**8,461**
		Financial fixed assets		
17,028	16,387	Participating interests in subsidiary undertakings	.	.
385	362	Loans to subsidiary undertakings	.	.
6	456	Participating interests in associated undertakings	2,478	2,853
6	208	Other investments and capital participation	21	227
-	-	Pension assets	50	49
-	-	Deferred tax assets	224	376
4	4	Other financial fixed assets	243	216
17,429	**17,417**	**Total**	**3,016**	**3,721**
20,883	**20,564**	**Fixed assets total**	**20,613**	**19,053**
		Current assets		
		Stocks		
274	167	Raw materials and consumables	1,238	874
103	104	Work in progress	336	325
1,335	1,143	Finished goods and goods for resale	4,070	3,546
-	-	Prepayments for goods	67	61
1,712	**1,414**	**Total**	**5,711**	**4,806**
		Debtors		
636	498	Trade debtors	3,739	2,529
10,064	7,948	Amounts owed by subsidiary undertakings	.	.
-	-	Amounts owed by associated undertakings	-	9
381	227	Other debtors	551	520
34	27	Prepayments and accrued income	167	63
11,115	**8,700**	**Total**	**4,457**	**3,121**
33	39	Investments and capital participation	94	41
393	91	Cash and cash equivalents	1,081	750
13,253	**10,244**	**Current assets total**	**11,343**	**8,718**
34,136	**30,808**	**Assets total**	**31,956**	**27,771**

PARENT COMPANY		LIABILITIES	GROUP	
30 April 2001	**30 April 2002**	DKK million	30 April 2001	**30 April 2002**
		Capital and reserves		
1,164	1,164	Share capital	1,164	1,164
-	1,302	Reserve according to the equity method		
11,631	10,114	Other reserves	11,631	11,416
12,795	**12,580**	**Capital and reserves total**	**12,795**	**12,580**
-	**-**	**Minority interests**	**280**	**296**
		Provisions		
-	-	Provision for pensions	307	219
582	681	Provision for deferred tax	1,233	1,340
424	336	Other provisions	968	637
1,006	**1,017**	**Provisions total**	**2,508**	**2,196**
		Creditors		
		Amounts falling due after more than one year		
273	270	Mortgage debt	282	276
9,039	2,945	Bank debt	9,160	2,947
20	-	Other creditors	33	87
-	5	Capitalised lease obligation	7	6
-	-	Other debt	35	13
9,332	**3,220**	**Total**	**9,517**	**3,329**
		Amounts falling due within one year		
13	-	Mortgage debt	15	3
2,832	6,535	Bank debt	2,919	6,627
26	22	Other creditors	72	27
-	-	Capitalised lease obligation	9	1
346	251	Trade creditors	1,676	979
7,071	6,541	Amounts owed to subsidiary undertakings		
-	4	Corporation tax	58	176
610	484	Other debt	1,795	1,229
105	154	Accruals	312	328
11,003	**13,991**	**Total**	**6,856**	**9,370**
20,335	**17,211**	**Creditors total**	**16,373**	**12,699**
34,136	**30,808**	**Liabilities total**	**31,956**	**27,771**

CHANGES IN CAPITAL AND RESERVES

PARENT COMPANY

DKK million	Share capital	Reserve according to the equity method	Other reserves	Total
Balance at 1 May 2000	1,164	537	11,989	13,690
Profit for the year	-	1,055	(976)	79
Dividends paid	-	-	(344)	(344)
Repurchase of own shares	-	-	(292)	(292)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	-	-	(196)	(196)
Other movements in capital and reserves	-	-	(142)	(142)
Dividends from subsidiary undertakings	-	(1,592)	1,592	-
Balance at 30 April 2001	**1,164**	**-**	**11,631**	**12,795**
Changed accounting policy	-	-	42	42
Restated balance at 1 May 2001	1,164	-	11,673	12,837
Profit for the year	-	1,619	(714)	905
Dividends paid	-	-	(339)	(339)
Repurchase of own shares	-	-	(603)	(603)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	-	-	(187)	(187)
Other movements in capital and reserves	-	-	(39)	(39)
Hedging of future transactions, change	-	-	6	6
Dividends from subsidiary undertakings	-	(317)	317	-
Balance at 30 April 2002	**1,164**	**1,302**	**10,114**	**12,580**

GROUP

DKK million	Share capital	Other reserves	Total
Balance at 1 May 2000	1,164	12,526	13,690
Profit for the year	.	79	79
Dividends paid	.	(344)	(344)
Repurchase of own shares	.	(292)	(292)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	.	(196)	(196)
Other movements in capital and reserves	.	(142)	(142)
Balance at 30 April 2001	**1,164**	**11,631**	**12,795**
Changed accounting policy	.	42	42
Restated balance at 1 May 2001	1,164	11,673	12,837
Profit for the year	.	905	905
Dividends paid	.	(339)	(339)
Repurchase of own shares	.	(603)	(603)
Exchange rate adjustment of foreign subsidiary undertakings, etc.	.	(187)	(187)
Other movements in capital and reserves	.	(39)	(39)
Hedging of future transactions, change	.	6	6
Balance at 30 April 2002	**1,164**	**11,416**	**12,580**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2001	1,752,000	35,040	3.01
Purchase	2,045,800	40,916	3.51
Holding at 30 April 2002	**3,797,800**	**75,956**	**6.52**

Market value of own shares at 30 April 2002 amounts to DKK 1,075 million. The purchase amount this year was DKK 603 million, which has been charged to capital and reserves.

800,000 own shares have been acquired as hedging of Danisco's share option programme. The remaining shares will be used for further development of the capital structure of the company, to finance or execute acquisitions, for sale, to be transferred in other ways, or to be cancelled.

CASH FLOW STATEMENT 1 May 2001 - 30 April 2002

DKK million	GROUP 2000/01	GROUP 2001/02
Cash flow from operating activities		
Danisco's share of consolidated profit	79	905
Adjustments	3,097	1,937
Change in stocks	(92)	43
Change in debtors	319	(59)
Change in creditors	(348)	(11)
Change in working capital	(121)	(27)
Income from other investments and capital participation	91	4
Interest receivable and similar income	379	152
Interest payable and similar charges	(1,031)	(539)
Interest payments, net	(561)	(383)
Corporation tax paid	(312)	(368)
Cash flow from operating activities	**2,182**	**2,064**
Cash flow from investing activities		
Purchase of undertakings and activities	(253)	(863)
Sale of undertakings and activities	826	2,064
Purchase of tangible fixed assets	(1,255)	(838)
Sale of tangible fixed assets and investment grants	119	84
Purchase of intangible fixed assets	(65)	(135)
Sale of intangible fixed assets	-	89
Change in financial assets, net	677	165
Change in amount receivable concerning sale of activities	2,086	-
Cash flow from investing activities	**2,135**	**566**
Cash flow from financing activities		
Change in financial liabilities	(3,204)	(2,010)
Repurchase of own shares	(292)	(603)
Dividends paid	(344)	(339)
Cash flow from financing activities	**(3,840)**	**(2,952)**
Decrease/increase in cash and cash equivalents	**477**	**(322)**
Cash and cash equivalents at 1 May	608	1,081
Exchange adjustment of cash and cash equivalents	(4)	(9)
Cash and cash equivalents at 30 April	**1,081**	**750**

BUSINESS SEGMENTS

Primary segments

DKK million	Ingredients and Sweeteners 97/98	98/99	99/00	00/01	01/02	Sugar 97/98	98/99	99/00	00/01	01/02
Net sales	3,375	3,645	7,146	7,784	8,529	6,467	6,581	7,985	8,270	8,345
Internal sales	(6)	(5)	(31)	(5)	(8)	(92)	(75)	(202)	(200)	(210)
External sales	3,369	3,640	7,115	7,779	8,521	6,375	6,506	7,783	8,070	8,135
Gross profit	1,304	1,358	2,890	3,119	3,435	1,744	1,723	1,880	1,916	2,070
Earnings before interest, tax, depreciation and amortisation (EBITDA)	717	732	1,408	1,653	1,762	1,367	1,312	1,463	1,499	1,600
Operating profit before amortisation of goodwill (EBITA)	548	545	976	1,215	1,316	1,057	1,032	1,093	1,119	1,176
Operating profit (EBIT)	526	497	761	983	1,057	1,011	983	968	991	1,051
Segment goodwill	370	881	4,190	4,116	4,672	592	665	2,068	1,891	1,794
Segment other fixed assets, net	1,864	2,343	3,366	3,501	3,603	3,890	3,995	4,688	4,598	4,482
Segment working capital	844	920	2,027	2,517	2,636	1,986	2,478	3,129	2,805	2,618
Invested capital	3,078	4,144	9,583	10,134	10,911	6,468	7,138	9,885	9,294	8,894
Segment cash flow	(133)	(569)	(4,678)	433	279	725	313	(1,779)	1,583	1,450
Investments, tangible fixed assets	277	305	331	422	417	437	381	692	438	384
Investments, acquisitions	452	888	3,390	257	573	-	287	2,355	-	-
Depreciation	(169)	(187)	(432)	(439)	(447)	(310)	(280)	(370)	(380)	(425)
Amortisation of goodwill	(22)	(48)	(215)	(232)	(259)	(46)	(49)	(125)	(128)	(125)
Gross margin	39%	37%	41%	40%	40%	27%	26%	24%	24%	25%
Operating margin (EBITA)	16%	15%	14%	16%	15%	17%	16%	14%	14%	14%
Operating margin (EBIT)	16%	14%	11%	13%	12%	16%	15%	12%	12%	13%
Return on average invested capita (ROAIC)	19%	15%	9%	10%	10%	17%	15%	10%	11%	12%
Return on average capital employed (ROACE)	19%	15%	11%	12%	12%	16%	15%	11%	11%	12%
Return on average operating net assets (ROAONA)	21%	19%	17%	21%	21%	19%	17%	14%	15%	17%

DKK million	Other business 97/98	98/99	99/00	00/01	01/02
Net sales	9,093	9,108	12,938	7,694	1,049
Internal sales	(37)	(35)	(7)	(2)	0
External sales	9,056	9,073	12,931	7,692	1,049
Gross profit	2,379	2,287	2,835	1,521	266
Earnings before interest, tax, depreciation and amortisation (EBITDA)	1,059	920	1,377	476	53
Operating profit before amortisation of goodwill (EBITA)	680	684	806	111	7
Operating profit (EBIT)	545	562	638	48	7
Segment goodwill	1,562	1,981	923	294	-
Segment other fixed assets, net	4,048	4,921	2,778	1,586	(9)
Segment working capital	1,553	1,499	1,378	1,112	15
Invested capital	7,163	8,401	5,079	2,992	6
Segment cash flow	(255)	(676)	3,959	2,135	2,993
Investments, tangible fixed assets	662	440	550	387	12
Investments, acquisitions	501	1,386	1,922	-	-
Depreciation	(379)	(236)	(571)	(364)	(46)
Amortisation of goodwill	(135)	(122)	(168)	(63)	0
Gross margin	26%	25%	22%	20%	25%
Operating margin (EBITA)	8%	8%	6%	1%	1%
Operating margin (EBIT)	6%	6%	5%	1%	1%
Return on average invested capital (ROAIC)	8%	7%	9%	1%	1%
Return on average capital employed (ROACE)	9%	7%	10%	2%	1%
Return on average operating net assets (ROAONA)	13%	10%	15%	3%	1%

Reconciliation 2001/02

DKK million	Ingredients and Sweeteners	Sugar	Unallo-cated	Main business areas	Other business	Group eliminations	Group
Net sales	8,529	8,345	(201)	16,673	1,049	(17)	17,705
Internal sales	(8)	(210)	201	(17)	-	17	-
External sales	**8,521**	**8,135**	**-**	**16,656**	**1,049**	**-**	**17,705**
Gross profit	3,435	2,070	(41)	5,464	266	-	5,730
Operating profit before amortisation of goodwill (EBITA)	**1,316**	**1,176**	**(184)**	**2,308**	**7**	**-**	**2,315**
Amortisation of goodwill	(259)	(125)	(15)	(399)	-	-	(399)
Operating profit (EBIT)	**1,057**	**1,051**	**(199)**	**1,909**	**7**	**-**	**1,916**
Financial items	-	-	(434)	(434)	(15)	-	(449)
Profit on ordinary activities before tax	-	-	-	1,475	(8)	-	1,467
Tax	-	-	(526)	(526)	(1)	-	(527)
Consolidated profit	-	-	-	**949**	**(9)**	-	**940**
Consolidated profit attributable to minority shareholders	-	-	(35)	(35)	-	-	(35)
Danisco's share of consolidated profit	-	-	-	**914**	**(9)**	-	**905**
Segment fixed assets	8,454	6,392	486	15,332	-	-	15,332
Segment current assets	3,722	4,072	12	7,806	52	-	7,858
Segment financial assets	49	11	-	60	-	-	60
Financial and interest-bearing assets	-	-	4,679	4,679	112	(270)	4,521
Assets total	-	-	-	**27,877**	**164**	**(270)**	**27,771**
Segment provisions	179	127	322	628	9	-	637
Segment creditors, etc.	1,135	1,454	(6)	2,583	37	-	2,620
Interest-bearing debt	-	-	10,121	10,121	116	(270)	9,967
Tax, and other financial liabilities	-	-	1,669	1,669	2	-	1,671
Capital and reserves and minority interests	-	-	12,876	12,876	-	-	12,876
Liabilities total	-	-	-	**27,877**	**164**	**(270)**	**27,771**
Invested capital	10,911	8,894	182	19,987	6	-	19,993
Segment cash flow	279	1,450	208	1,937	2,993	-	4,930
Investments, tangible fixed assets	417	384	25	826	12	-	838
Investments, acquisitions	573	-	290	863	-	-	863

GEOGRAPHIC SEGMENTS

Secondary segments

DKK million	Segment fixed assets		Segment current assets		Segment assets total		Investments, tangible fixed assets		Investments, acquisitions	
	00/01	**01/02**	00/01	**01/02**	00/01	**01/02**	00/01	**01/02**	00/01	**01/02**
Denmark	4,032	3,721	2,232	1,655	6,264	5,376	337	308	-	1
Nordic countries exclusive Denmark	4,935	4,287	2,158	2,102	7,093	6,389	336	261	-	-
Rest of Western Europe	5,023	4,259	3,334	1,486	8,357	5,745	426	90	-	5
Eastern Europe	286	317	403	446	689	763	51	26	-	-
North America	2,455	1,326	975	1,060	3,430	2,386	84	93	257	402
Latin America	569	666	379	404	948	1,070	30	27	-	97
Asia-Pacific	286	689	154	688	440	1,377	13	30	-	358
Rest of the world	11	67	458	88	469	155	1	3	-	-
Total	**17,597**	**15,332**	**10,093**	**7,929**	**27,690**	**23,261**	**1,278**	838	**257**	**863**

The above information has been specified by location of the customers and assets.

PROFIT AND LOSS ACCOUNT Q4 1 February 2002 - 30 April 2002
(Unaudited)

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**
Net sales	5,688	**4,242**	23,541	**17,705**
Cost of sales	(4,089)	**(2,853)**	(17,004)	**(11,975)**
Gross profit	1,599	**1,389**	6,537	**5,730**
Research and development costs	(130)	**(138)**	(439)	**(428)**
Distribution and sales costs	(557)	**(462)**	(2,354)	**(1,921)**
Administrative expenses	(413)	**(267)**	(1,620)	**(1,145)**
Ordinary operating profit before amortisation of goodwill	499	**522**	2,124	**2,236**
Other operating income	96	**54**	230	**132**
Other operating expenses	(4)	**(10)**	(48)	**(53)**
Operating profit before amortisation of goodwill (EBITA)	591	**566**	2,306	**2,315**
Amortisation of goodwill	(109)	**(107)**	(437)	**(399)**
Operating profit (EBIT)	482	**459**	1,869	**1,916**
Income from associated undertakings	20	**(13)**	34	**(8)**
Other financial expenses, net	(137)	**(86)**	(535)	**(441)**
Profit on ordinary activities before tax	365	**360**	1,368	**1,467**
Income tax	(101)	**(109)**	(462)	**(527)**
Profit on ordinary activities	264	**251**	906	**940**
Gains and writedowns, etc. on disposal of undertakings	(794)	**-**	(794)	**-**
Consolidated profit	(530)	**251**	112	**940**
Consolidated profit attributable to minority shareholders	(9)	**(6)**	(33)	**(35)**
Danisco's share of consolidated profit	(539)	**245**	79	**905**
Diluted earnings per share (DEPS) DKK	4.46	**4.48**	15.20	**16.22**

CASH FLOW STATEMENT 1 February 2002 - 30 April 2002
(Unaudited)

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**
Cash flow from operating activities				
Danisco's share of consolidated profit	(539)	**245**	79	**905**
Depreciation and amoritisation	278	**258**	1,235	**961**
Amortisation of goodwill	109	**107**	437	**399**
Change in working capital	687	**319**	(121)	**(27)**
Other adjustments	445	**(109)**	552	**(174)**
Cash flow from operating activities	980	**820**	2,182	**2,064**
Cash flow from investing activities	(331)	**(106)**	2,135	**566**
Cash flow from financing activities	(329)	**(679)**	(3,840)	**(2,952)**
Decrease/increase in cash and cash equivalents	320	**35**	477	**(322)**
Cash and cash equivalents at the beginning of the period	750	**722**	608	**1,081**
Exchange adjustment of cash and cash equivalents	11	**(7)**	(4)	**(9)**
Cash and cash equivalents at the end of the period	1,081	**750**	1,081	**750**

OTHER SEGMENT DETAILS
Q4 1 February 2002 - 30 April 2002
(Unaudited)

Net sales by business segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD
Ingredients and Sweeteners	1,960	**2,185**	7,784	**8,529**	10
Sugar	2,143	**2,057**	8,270	**8,345**	1
Other business	1,638	**54**	7,694	**1,049**	(86)
Unallocated (group eliminations)	(53)	**(54)**	(207)	**(218)**	.
Total	5,688	**4,242**	23,541	**17,705**	(25)

Net sales by geographic segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD	Distribution % YTD
Denmark	625	**589**	2,589	**2,213**	(15)	12
Nordic countries exclusive Denmark	1,266	**1,174**	5,018	**4,617**	(8)	26
Rest of Western Europe	2,152	**826**	9,252	**3,875**	(58)	22
Eastern Europe	410	**349**	1,205	**1,347**	12	8
North America	497	**618**	2,053	**2,434**	19	14
Latin America	174	**178**	842	**799**	(5)	5
Asia-Pacific	376	**439**	1,433	**1,625**	13	9
Rest of the world	188	**69**	1,149	**795**	(31)	4
Total	5,688	**4,242**	23,541	**17,705**	(25)	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD	Margin % YTD
Ingredients and Sweeteners	265	**345**	1,215	**1,316**	8	15
Sugar	316	**274**	1,119	**1,176**	5	14
Unallocated	(14)	**(52)**	(139)	**(184)**	.	.
Other business	24	**(1)**	111	**7**	(94)	1
Total	591	**566**	2,306	**2,315**	0	13

Operating profit (EBIT) by business segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD	Margin % YTD
Ingredients and Sweeteners	206	**274**	983	**1,057**	8	12
Sugar	285	**243**	991	**1,051**	6	13
Unallocated	(18)	**(57)**	(153)	**(199)**	.	.
Other business	9	**(1)**	48	**7**	(85)	1
Total	482	**459**	1,869	**1,916**	3	11

GROWTH IN INGREDIENTS AND SWEETENERS Q4 1 February 2002 - 30 April 2002

(Unaudited)

Growth in geographic segment

Change in % 1)	Europe Q4	Europe YTD	North America Q4	North America YTD	Latin America Q4	Latin America YTD	Asia-Pacific Q4	Asia-Pacific YTD	Rest of the world Q4	Rest of the world YTD	Total Q4	Total YTD
Growth	(1)	3	29	22	8	5	29	13	(20)	(1)	11	10
Acquisition of undertakings and activities	0	0	25	17	10	6	13	8	-	0	9	7
Change in currency	(0)	(0)	1	2	1	2	(2)	(3)	(3)	(3)	-	(0)
Organic growth	(1)	3	3	3	(3)	(3)	18	8	(17)	2	2	3

Growth in product segment

Change in % 1)	Texturant products Q4	Texturant products YTD	Speciality products Q4	Speciality products YTD	Sweeteners Q4	Sweeteners YTD	Other products Q4	Other products YTD	Total Q4	Total YTD
Growth	23	16	5	6	0	4	(6)	(1)	11	10
Acquisition of undertakings and activities	18	11	6	5	-	-	-	-	9	7
Change in currency	1	1	-	-	(2)	(2)	(0)	-	-	(0)
Organic growth	4	4	(1)	1	2	6	(6)	(1)	2	3

1) Q4 2001/02 compared to Q4 2000/01 and YTD 2001/02 compared to YTD 2000/01

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		1997/98	1998/99	1999/00	2000/01	**2001/02**
Profit and loss account in DKK million						
Net sales		18,802	19,219	27,829	23,541	17,705
of which main business areas		*9,748*	*10,032*	*14,991*	*15,875*	*16,673*
Operating profit before amortisation of goodwill, etc. (EBITA)		2,158	2,133	2,577	2,306	2,315
of which main business areas		*1,478*	*1,448*	*1,771*	*2,195*	*2,308*
Amortisation of goodwill, etc.		(203)	(546)	(539)	(437)	(399)
Operating profit (EBIT)		1,955	1,587	2,038	1,869	1,916
of which main business areas		*1,410*	*1,024*	*1,400*	*1,821*	*1,909*
Profit on ordinary activities before tax		1,785	1,360	1,521	1,368	1,467
Profit on ordinary activities		1,225	936	871	906	940
Consolidated profit		1,225	936	1,282	112	940
Cash flows in DKK million						
Cash flow from operating activities		2,008	1,992	2,342	2,182	2,064
Cash flow from investing activities		(1,831)	(3,435)	(9,485)	2,135	566
Cash flow from financing activities		(193)	1,686	6,590	(3,840)	(2,952)
Total cash flow		(16)	243	(553)	477	(322)
Balance sheet in DKK million						
Assets total		21,732	25,614	36,829	31,956	27,771
Capital and reserves		12,534	12,265	13,690	12,795	12,580
Interest-bearing debt, net		2,828	5,763	12,669	11,278	9,182
Invested capital		17,001	19,693	25,374	23,007	19,993
Financial ratios in %						
Operating margin (EBITA)		11.5	11.1	9.3	9.8	13.1
Operating margin (EBIT)		10.4	8.3	7.3	7.9	10.8
Return on average invested capital (ROAIC)		12.1	8.9	8.4	7.7	9.3
Return on average capital and reserves		10.2	7.5	6.4	6.6	7.1
Solvency ratio		57.7	47.9	37.2	40.0	45.3
Other data						
Average number of shares exclusive own shares	'000	59,930	58,566	57,891	57,377	55,734
Basic earnings per share (EPS)	DKK	20.35	15.83	14.44	15.22	16.24
Cash flow per share	DKK	33.51	34.01	40.45	38.03	37.03
Net asset value per share (NAV)	DKK	209	211	235	220	216
Average number of employees		13,732	15,413	17,712	14,680	9,105

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies. Please see Danisco's report and accounts 2000/01 for definitions.

PROFIT AND LOSS ACCOUNT FOR DANISCO'S STRATEGIC PLATFORM
Ingredients, Sweeteners and Sugar
1 May 2001 - 30 April 2002

DKK million	1999/00	2000/01	**2001/02**
Net sales	14,991	15,875	16,673
Cost of sales	(10,216)	(10,859)	(11,209)
Gross profit	**4,775**	**5,016**	**5,464**
Research and development costs	(420)	(380)	(427)
Distribution and sales costs	(1,465)	(1,533)	(1,754)
Administrative expenses	(1,173)	(1,076)	(1,059)
Ordinary operating profit before amortisation of goodwill	**1,717**	**2,027**	**2,224**
Other operating income	154	193	131
Other operating expenses	(100)	(25)	(47)
Operating profit before amortisation of goodwill (EBITA)	**1,771**	**2,195**	**2,308**
Amortisation of goodwill	(371)	(374)	(399)
Operating profit (EBIT)	**1,400**	**1,821**	**1,909**
Income from associated undertakings	84	34	(8)
Income from other investments and capital participation	14	94	4
Interest receivable and similar income	498	553	299
Interest payable and similar charges	(889)	(992)	(729)
Profit on ordinary activities before tax	**1,107**	**1,510**	**1,475**
Tax on profit on ordinary activities	(509)	(490)	(540)
Adjustment of tax for previous years	29	(57)	14
Profit on ordinary activities	**627**	**963**	**949**

Profit on ordinary activities	**627**	**963**	**949**
Gain on IPO of associated undertaking	-	297	-
Consolidated profit, main business areas	**627**	**1,260**	**949**
Consolidated profit, other activities	655	(1,148)	(9)
Consolidated profit	**1,282**	**112**	**940**

PROFIT AND LOSS ACCOUNT 1 May 2001 - 30 April 2002

PARENT COMPANY			GROUP	
2000/01	**2001/02**	DKK million	2000/01	**2001/02**
6,872	5,976	Net sales	23,541	17,705
(5,085)	(4,238)	Cost of sales	(17,004)	(11,975)
1,787	**1,738**	**Gross profit**	**6,537**	**5,730**
(236)	(267)	Research and development costs	(439)	(428)
(563)	(504)	Distribution and sales costs	(2,354)	(1,921)
(492)	(404)	Administrative expenses	(1,620)	(1,145)
496	**563**	**Ordinary operating profit before amortisation of goodwill**	**2,124**	**2,236**
96	10	Other operating income	230	132
2	(7)	Other operating expenses	(48)	(53)
594	**566**	**Operating profit before amortisation of goodwill (EBITA)**	**2,306**	**2,315**
(40)	(13)	Amortisation of goodwill	(437)	(399)
554	**553**	**Operating profit (EBIT)**	**1,869**	**1,916**
1,040	1,123	Income from participating interests in subsidiary	.	.
-	(4)	Income from associated undertakings	34	(8)
29	-	Income from other investments and capital participation	94	4
737	563	Interest receivable and similar income	362	279
(1,025)	(803)	Interest payable and similar charges	(991)	(724)
1,335	**1,432**	**Profit on ordinary activities before tax**	**1,368**	**1,467**
(542)	(529)	Tax on profit on ordinary activities	(536)	(541)
80	2	Adjustment of tax for previous years	74	14
873	**905**	**Profit on ordinary activities**	**906**	**940**
297	-	Gains on disposal of undertakings	297	-
(1,091)	-	Writedown of undertakings under divestment	(1,091)	-
79	**905**	**Consolidated profit**	**112**	**940**
-	-	Consolidated profit attributable to minority shareholders	(33)	(35)
79	**905**	**Danisco's share of consolidated profit**	**79**	**905**
		Basic earnings per share (EPS) DKK	15.22	16.24
		Diluted earnings per share (DEPS) DKK	15.20	16.22
		Proposed appropriation of profit for the year:		
339	327	Proposed dividend DKK 6.00 per share		
(537)	1,302	Set aside as reserve for revaluation according to the equity method		
277	(724)	Transferred to (from) other reserves		
79	**905**			

BALANCE SHEETS at 30 April 2002

PARENT COMPANY		ASSETS	GROUP	
30 April 2001	**30 April 2002**	DKK million	30 April 2001	**30 April 2002**
		Fixed assets		
		Intangible fixed assets		
104	91	Goodwill	6,550	6,491
132	191	Other intangible fixed assets	491	380
236	**282**	**Total**	**7,041**	**6,871**
		Tangible fixed assets		
1,105	988	Land and buildings	3,182	2,707
1,792	1,666	Plant and machinery	5,988	5,131
214	141	Fixtures, fittings, tools and equipment	595	290
107	47	Prepayments and assets under construction	747	307
-	23	Leased equipment and plant	44	26
3,218	**2,865**	**Total**	**10,556**	**8,461**
		Financial fixed assets		
17,028	16,387	Participating interests in subsidiary undertakings	.	.
385	362	Loans to subsidiary undertakings	.	.
6	456	Participating interests in associated undertakings	2,478	2,853
6	208	Other investments and capital participation	21	227
-	-	Pension assets	50	49
-	-	Deferred tax assets	224	376
4	4	Other financial fixed assets	243	216
17,429	**17,417**	**Total**	**3,016**	**3,721**
20,883	**20,564**	**Fixed assets total**	**20,613**	**19,053**
		Current assets		
		Stocks		
274	167	Raw materials and consumables	1,238	874
103	104	Work in progress	336	325
1,335	1,143	Finished goods and goods for resale	4,070	3,546
-	-	Prepayments for goods	67	61
1,712	**1,414**	**Total**	**5,711**	**4,806**
		Debtors		
636	498	Trade debtors	3,739	2,529
10,064	7,948	Amounts owed by subsidiary undertakings	.	.
-	-	Amounts owed by associated undertakings	-	9
381	227	Other debtors	551	520
34	27	Prepayments and accrued income	167	63
11,115	**8,700**	**Total**	**4,457**	**3,121**
33	39	Investments and capital participation	94	41
393	91	Cash and cash equivalents	1,081	750
13,253	**10,244**	**Current assets total**	**11,343**	**8,718**
34,136	**30,808**	**Assets total**	**31,956**	**27,771**

PARENT COMPANY		LIABILITIES	GROUP	
30 April 2001	**30 April 2002**	DKK million	30 April 2001	**30 April 2002**
		Capital and reserves		
1,164	1,164	Share capital	1,164	1,164
-	1,302	Reserve according to the equity method	.	.
11,631	10,114	Other reserves	11,631	11,416
12,795	**12,580**	**Capital and reserves total**	**12,795**	**12,580**
-	**-**	**Minority interests**	**280**	**296**
		Provisions		
-	-	Provision for pensions	307	219
582	681	Provision for deferred tax	1,233	1,340
424	336	Other provisions	968	637
1,006	**1,017**	**Provisions total**	**2,508**	**2,196**
		Creditors		
		Amounts falling due after more than one year		
273	270	Mortgage debt	282	276
9,039	2,945	Bank debt	9,160	2,947
20	-	Other creditors	33	87
-	5	Capitalised lease obligation	7	6
-	-	Other debt	35	13
9,332	**3,220**	**Total**	**9,517**	**3,329**
		Amounts falling due within one year		
13	-	Mortgage debt	15	3
2,832	6,535	Bank debt	2,919	6,627
26	22	Other creditors	72	27
-	-	Capitalised lease obligation	9	1
346	251	Trade creditors	1,676	979
7,071	6,541	Amounts owed to subsidiary undertakings	.	.
-	4	Corporation tax	58	176
610	484	Other debt	1,795	1,229
105	154	Accruals	312	328
11,003	**13,991**	**Total**	**6,856**	**9,370**
20,335	**17,211**	**Creditors total**	**16,373**	**12,699**
34,136	**30,808**	**Liabilities total**	**31,956**	**27,771**

CHANGES IN CAPITAL AND RESERVES

PARENT COMPANY

DKK million	Share capital	Reserve according to the equity method	Other reserves	Total
Balance at 1 May 2000	1,164	537	11,989	13,690
Profit for the year	.	1,055	(976)	79
Dividends paid	.	.	(344)	(344)
Repurchase of own shares	.	.	(292)	(292)
Exchange rate adjustment of foreign subsidiary	.	-	(196)	(196)
Other movements in capital and reserves	.	-	(142)	(142)
Dividends from subsidiary undertakings	.	(1,592)	1,592	-
Balance at 30 April 2001	**1,164**	**-**	**11,631**	**12,795**
Changed accounting policy	.	.	42	42
Restated balance at 1 May 2001	1,164	-	11,673	12,837
Profit for the year	.	1,619	(714)	905
Dividends paid	.	.	(339)	(339)
Repurchase of own shares	.	.	(603)	(603)
Exchange rate adjustment of foreign subsidiary	.	-	(187)	(187)
Other movements in capital and reserves	.	-	(39)	(39)
Hedging of future transactions, change	.	.	6	6
Dividends from subsidiary undertakings	.	(317)	317	-
Balance at 30 April 2002	**1,164**	**1,302**	**10,114**	**12,580**

It is proposed that a dividend for the year of DKK 6,00 per share (2000/01 DKK 6,00 per share) be approved by the Annual General Meeting.

GROUP

DKK million	Share capital	Other reserves	Total
Balance at 1 May 2000	1,164	12,526	13,690
Profit for the year	.	79	79
Dividends paid	.	(344)	(344)
Repurchase of own shares	.	(292)	(292)
Exchange rate adjustment of foreign subsidiary	.	(196)	(196)
Other movements in capital and reserves	.	(142)	(142)
Balance at 30 April 2001	**1,164**	**11,631**	**12,795**
Changed accounting policy	.	42	42
Restated balance at 1 May 2001	1,164	11,673	12,837
Profit for the year	.	905	905
Dividends paid	.	(339)	(339)
Repurchase of own shares	.	(603)	(603)
Exchange rate adjustment of foreign subsidiary	.	(187)	(187)
Other movements in capital and reserves	.	(39)	(39)
Hedging of future transactions, change	.	6	6
Balance at 30 April 2002	**1,164**	**11,416**	**12,580**

The share capital of DKK 1,164,435,580 is made up of 58,221,779 shares of DKK 20 each. As of 21 April 1999, the share capital was written down by an amount of DKK 37,770,580 from DKK 1,202,206,160 to DKK 1,164,435,580 through cancellation of own shares.

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2001	1,752,000	35,040	3.01
Purchase	2,045,800	40,916	3.51
Holding at 30 April 2002	**3,797,800**	**75,956**	**6.52**

Market value of own shares at 30 April 2002 amounts to DKK 1,075 million. The purchase amount this year was DKK 603 million, which has been charged to capital and reserves.

800,000 own shares have been acquired as hedging of Danisco's share option programme. The remaining shares will be used for further developement of the capital structure of the company, to finance or execute acquisitions, for sale, to be transferred in other ways, or to be cancelled.

CASH FLOW STATEMENT 1 May 2001 - 30 April 2002

DKK million	GROUP 2000/01	GROUP 2001/02
Cash flow from operating activities		
Danisco's share of consolidated profit	79	905
Adjustments	3,097	1,937
Change in stocks	(92)	43
Change in debtors	319	(59)
Change in creditors	(348)	(11)
Change in working capital	(121)	(27)
Income from other investments and capital participation	91	4
Interest receivable and similar income	379	152
Interest payable and similar charges	(1,031)	(539)
Interest payments, net	(561)	(383)
Corporation tax paid	(312)	(368)
Cash flow from operating activities	**2,182**	**2,064**
Cash flow from investing activities		
Purchase of undertakings and activities	(253)	(863)
Sale of undertakings and activities	826	2,064
Purchase of tangible fixed assets	(1,255)	(838)
Sale of tangible fixed assets and investment grants	119	84
Purchase of intangible fixed assets	(65)	(135)
Sale of intangible fixed assets	-	89
Change in financial assets, net	677	165
Change in amount receivable concerning sale of activities	2,086	-
Cash flow from investing activities	**2,135**	**566**
Cash flow from financing activities		
Change in financial liabilities	(3,204)	(2,010)
Repurchase of own shares	(292)	(603)
Dividends paid	(344)	(339)
Cash flow from financing activities	**(3,840)**	**(2,952)**
Decrease/increase in cash and cash equivalents	**477**	**(322)**
Cash and cash equivalents at 1 May	608	1,081
Exchange adjustment of cash and cash equivalents	(4)	(9)
Cash and cash equivalents at 30 April	**1,081**	**750**

BUSINESS SEGMENTS

Primary segments

DKK million	Ingredients and Sweeteners 97/98	98/99	99/00	00/01	01/02	Sugar 97/98	98/99	99/00	00/01	01/02
Net sales	3,375	3,645	7,146	7,784	8,529	6,467	6,581	7,985	8,270	8,345
Internal sales	(6)	(5)	(31)	(5)	(8)	(92)	(75)	(202)	(200)	(210)
External sales	3,369	3,640	7,115	7,779	8,521	6,375	6,506	7,783	8,070	8,135
Gross profit	1,304	1,358	2,890	3,119	3,435	1,744	1,723	1,880	1,916	2,070
Earnings before interest, tax, depreciation and amortisation	717	732	1,408	1,653	1,762	1,367	1,312	1,463	1,499	1,600
Operating profit before amortisation of goodwill (EBITA)	**548**	**545**	**976**	**1,215**	**1,316**	**1,057**	**1,032**	**1,093**	**1,119**	**1,176**
Operating profit (EBIT)	526	497	761	983	1,057	1,011	983	968	991	1,051
Segment goodwill	370	881	4,190	4,116	4,672	592	665	2,068	1,891	1,794
Segment other fixed assets, net	1,864	2,343	3,366	3,501	3,603	3,890	3,995	4,688	4,598	4,482
Segment working capital	844	920	2,027	2,517	2,636	1,986	2,478	3,129	2,805	2,618
Invested capital	**3,078**	**4,144**	**9,583**	**10,134**	**10,911**	**6,468**	**7,138**	**9,885**	**9,294**	**8,894**
Segment cash flow	(133)	(569)	(4,678)	433	279	725	313	(1,779)	1,583	1,450
Investments, tangible fixed assets	277	305	331	422	417	437	381	692	438	384
Investments, acquisitions	452	688	3,390	257	573	-	287	2,355	-	-
Depreciation	(169)	(187)	(432)	(439)	(447)	(310)	(280)	(370)	(380)	(425)
Amortisation of goodwill	(22)	(48)	(215)	(232)	(259)	(46)	(49)	(125)	(128)	(125)
Gross margin	39%	37%	41%	40%	40%	27%	26%	24%	24%	25%
Operating margin (EBITA)	**16%**	**15%**	**14%**	**16%**	**15%**	**17%**	**16%**	**14%**	**14%**	**14%**
Operating margin (EBIT)	16%	14%	11%	13%	12%	16%	15%	12%	12%	13%
Return on average invested capital (ROAIC)	19%	15%	9%	10%	10%	17%	15%	10%	11%	12%
Return on average capital employed (ROACE)	19%	15%	11%	12%	12%	16%	15%	11%	11%	12%
Return on average operating net assets (ROAONA)	21%	19%	17%	21%	21%	19%	17%	14%	15%	17%

DKK million	Other business 97/98	98/99	99/00	00/01	01/02
Net sales	9,093	9,108	12,938	7,694	1,049
Internal sales	(37)	(35)	(7)	(2)	0
External sales	9,056	9,073	12,931	7,692	1,049
Gross profit	2,379	2,287	2,835	1,521	266
Earnings before interest, tax, depreciation and amortisation	1,059	920	1,377	476	53
Operating profit before amortisation of goodwill (EBITA)	**680**	**684**	**806**	**111**	**7**
Operating profit (EBIT)	545	562	638	48	7
Segment goodwill	1,562	1,981	923	294	-
Segment other fixed assets, net	4,048	4,921	2,778	1,586	(9)
Segment working capital	1,553	1,499	1,378	1,112	15
Invested capital	**7,163**	**8,401**	**5,079**	**2,992**	**6**
Segment cash flow	(255)	(676)	3,959	2,135	2,993
Investments, tangible fixed assets	662	440	550	387	12
Investments, acquisitions	501	1,386	1,922	-	-
Depreciation	(379)	(236)	(571)	(364)	(46)
Amortisation of goodwill	(135)	(122)	(168)	(63)	0
Gross margin	26%	25%	22%	20%	25%
Operating margin (EBITA)	**8%**	**8%**	**6%**	**1%**	**1%**
Operating margin (EBIT)	6%	6%	5%	1%	1%
Return on average invested capital (ROAIC)	8%	7%	9%	1%	1%
Return on average capital employed (ROACE)	9%	7%	10%	2%	1%
Return on average operating net assets (ROAONA)	13%	10%	15%	3%	1%

Reconciliation 2001/02

DKK million	Ingredients and Sweeteners	Sugar	Unallocated	Main business areas	Other business	Group eliminations	Group
Net sales	8,529	8,345	(201)	16,673	1,049	(17)	17,705
Internal sales	(8)	(210)	201	(17)	-	17	-
External sales	**8,521**	**8,135**	-	**16,656**	**1,049**	-	**17,705**
Gross profit	3,435	2,070	(41)	5,464	266	-	5,730
Operating profit before amortisation of goodwill (EBITA)	**1,316**	**1,176**	**(184)**	**2,308**	**7**	-	**2,315**
Amortisation of goodwill	(259)	(125)	(15)	(399)	-	-	(399)
Operating profit (EBIT)	**1,057**	**1,051**	**(199)**	**1,909**	**7**	-	**1,916**
Financial items	.	.	(434)	(434)	(15)	-	(449)
Profit on ordinary activities before tax	.	.	-	1,475	(8)	-	1,467
Tax	.	.	(526)	(526)	(1)	-	(527)
Consolidated profit	.	.	-	949	(9)	-	940
Consolidated profit attributable to minority shareholders	.	.	(35)	(35)	-	-	(35)
Danisco's share of consolidated profit	.	.	-	914	(9)	-	905
Segment fixed assets	8,454	6,392	486	15,332	-	-	15,332
Segment current assets	3,722	4,072	12	7,806	52	-	7,858
Segment financial assets	49	11	-	60	-	-	60
Financial and interest-bearing assets	.	.	4,679	4,679	112	(270)	4,521
Assets total	.	.	.	27,877	164	(270)	27,771
Segment provisions	179	127	322	628	9	-	637
Segment creditors, etc.	1,135	1,454	(6)	2,583	37	-	2,620
Interest-bearing debt	.	.	10,121	10,121	116	(270)	9,967
Tax, and other financial liabilities	.	.	1,669	1,669	2	-	1,671
Capital and reserves and minority interests	.	.	12,876	12,876	.	-	12,876
Liabilities total	.	.	.	27,877	164	(270)	27,771

GEOGRAPHIC SEGMENTS

Secondary segments

DKK million	Segment fixed assets		Segment current assets		Segment assets total		Investments, tangible fixed assets		Investments, acquisitions	
	00/01	**01/02**	00/01	**01/02**	00/01	**01/02**	00/01	**01/02**	00/01	**01/02**
Denmark	4,032	3,721	2,232	1,655	6,264	5,376	337	308	-	1
Nordic countries exclusive Denmark	4,935	4,287	2,158	2,102	7,093	6,389	336	261	-	-
Rest of Western Europe	5,023	4,259	3,334	1,486	8,357	5,745	426	90	-	5
Eastern Europe	286	317	403	446	689	763	51	26	-	-
North America	2,455	1,326	975	1,060	3,430	2,386	84	93	257	402
Latin America	569	666	379	404	948	1,070	30	27	-	97
Asia-Pacific	286	689	154	688	440	1,377	13	30	-	358
Rest of the world	11	67	458	88	469	155	1	3	-	-
Total	**17,597**	**15,332**	**10,093**	**7,929**	**27,690**	**23,261**	**1,278**	**838**	**257**	**863**

The above information has been specified by location of the customers and assets.

PROFIT AND LOSS ACCOUNT Q4 1 February 2002 - 30 April 2002

(Unaudited)

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**
Net sales	5,688	**4,242**	23,541	**17,705**
Cost of sales	(4,089)	**(2,853)**	(17,004)	**(11,975)**
Gross profit	1,599	**1,389**	6,537	**5,730**
Research and development costs	(130)	**(138)**	(439)	**(428)**
Distribution and sales costs	(557)	**(462)**	(2,354)	**(1,921)**
Administrative expenses	(413)	**(267)**	(1,620)	**(1,145)**
Ordinary operating profit before amortisation of goodwill	499	**522**	2,124	**2,236**
Other operating income	96	**54**	230	**132**
Other operating expenses	(4)	**(10)**	(48)	**(53)**
Operating profit before amortisation of goodwill (EBITA)	591	**566**	2,306	**2,315**
Amortisation of goodwill	(109)	**(107)**	(437)	**(399)**
Operating profit (EBIT)	482	**459**	1,869	**1,916**
Income from associated undertakings	20	**(13)**	34	**(8)**
Other financial expenses, net	(137)	**(86)**	(535)	**(441)**
Profit on ordinary activities before tax	365	**360**	1,368	**1,467**
Income tax	(101)	**(109)**	(462)	**(527)**
Profit on ordinary activities	264	**251**	906	**940**
Gains and writedowns, etc. on disposal of undertakings	(794)	**-**	(794)	**-**
Consolidated profit	(530)	**251**	112	**940**
Consolidated profit attributable to minority shareholders	(9)	**(6)**	(33)	**(35)**
Danisco's share of consolidated profit	(539)	**245**	79	**905**
Diluted earnings per share (DEPS) DKK	4.46	**4.48**	15.20	**16.22**

CASH FLOW STATEMENT 1 February 2002 - 30 April 2002

(Unaudited)

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**
Cash flow from operating activities				
Danisco's share of consolidated profit	(539)	**245**	79	**905**
Depreciation and amoritisation	278	**258**	1,235	**961**
Amortisation of goodwill	109	**107**	437	**399**
Change in working capital	687	**319**	(121)	**(27)**
Other adjustments	445	**(109)**	552	**(174)**
Cash flow from operating activities	980	**820**	2,182	**2,064**
Cash flow from investing activities	(331)	**(106)**	2,135	**566**
Cash flow from financing activities	(329)	**(679)**	(3,840)	**(2,952)**
Decrease/increase in cash and cash equivalents	320	**35**	477	**(322)**
Cash and cash equivalents at the beginning of the period	750	**722**	608	**1,081**
Exchange adjustment of cash and cash equivalents	11	**(7)**	(4)	**(9)**
Cash and cash equivalents at the end of the period	1,081	**750**	1,081	**750**

OTHER SEGMENT DETAILS Q4 1 February 2002 - 30 April 2002

(Unaudited)

Net sales by business segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD
Ingredients and Sweeteners	1,960	**2,185**	7,784	**8,529**	10
Sugar	2,143	**2,057**	8,270	**8,345**	1
Other business	1,638	**54**	7,694	**1,049**	(86)
Unallocated (group eliminations)	(53)	**(54)**	(207)	**(218)**	.
Total	5,688	**4,242**	23,541	**17,705**	(25)

Net sales by geographic segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD	Distribution % YTD
Denmark	625	**589**	2,589	**2,213**	(15)	12
Nordic countries exclusive Denmark	1,266	**1,174**	5,018	**4,617**	(8)	26
Rest of Western Europe	2,152	**826**	9,252	**3,875**	(58)	22
Eastern Europe	410	**349**	1,205	**1,347**	12	8
North America	497	**618**	2,053	**2,434**	19	14
Latin America	174	**178**	842	**799**	(5)	5
Asia-Pacific	376	**439**	1,433	**1,625**	13	9
Rest of the world	188	**69**	1,149	**795**	(31)	4
Total	5,688	**4,242**	23,541	**17,705**	(25)	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD	Margin % YTD
Ingredients and Sweeteners	265	**345**	1,215	**1,316**	8	15
Sugar	316	**274**	1,119	**1,176**	5	14
Unallocated	(14)	**(52)**	(139)	**(184)**	.	.
Other business	24	**(1)**	111	**7**	(94)	1
Total	591	**566**	2,306	**2,315**	0	13

Operating profit (EBIT) by business segment

DKK million	Q4 2000/01	**Q4 2001/02**	YTD 2000/01	**YTD 2001/02**	Change % YTD	Margin % YTD
Ingredients and Sweeteners	206	**274**	983	**1,057**	8	12
Sugar	285	**243**	991	**1,051**	6	13
Unallocated	(18)	**(57)**	(153)	**(199)**	.	.
Other business	9	**(1)**	48	**7**	(85)	1
Total	482	**459**	1,869	**1,916**	3	11

GROWTH IN INGREDIENTS AND SWEETENERS Q4 1 February 2002 - 30 April 2002

(Unaudited)

Growth in geographic segment

Change in % 1)	Europe		North America		Latin America		Asia-Pacific		Rest of the world		Total	
	Q4	YTD	Q4	YTD	Q4	YTD	Q4	YTD	Q4	YTD	Q4	YTD
Growth	(1)	3	29	22	8	5	29	13	(20)	(1)	11	10
Acquisition of undertakings and activities	0	0	25	17	10	6	13	8	-	0	9	7
Change in currency	(0)	(0)	1	2	1	2	(2)	(3)	(3)	(3)	-	(0)
Organic growth	(1)	3	3	3	(3)	(3)	18	8	(17)	2	2	3

Growth in product segment

Change in % 1)	Texturant products		Speciality products		Sweetener s		Other products		Total	
	Q4	YTD	Q4	YTD	Q4	YTD	Q4	YTD	Q4	YTD
Growth	23	16	5	6	0	4	(6)	(1)	11	10
Acquisition of undertakings and activities	18	11	6	5	-	-	-	-	9	7
Change in currency	1	1	-	-	(2)	(2)	(0)	-	-	(0)
Organic growth	4	4	(1)	1	2	6	(6)	(1)	2	3

1) Q4 2001/02 compared to Q4 2000/01 and YTD 2001/02 compared to YTD 2000/01

2.


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Announcement of Results for Q1 2002/2003
(1 May - 31 July 2002)
(Unaudited)



This is an excerpt of the unabridged Results for Q1 2001/2002 (and notice number 15/2002 to the stock exchanges).
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The figures are available in an MS Excel spreadsheet.

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EXECUTIVE BOARD

DANISCO
Danisco A/S
Langebrogade 1
PO Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
E-mail: investor@danisco.com
Website: www.danisco.com

Notice no. 15/2002

18 September 2002

Announcement of results for Q1 2002/03

1 May – 31 July 2002
(unaudited)

- **Consolidated profit of DKK 278 million (DKK 281 million) against our forecast of DKK 200-250 million**
- **Healthy earnings in Ingredients and Sweeteners – increased volume, but lower prices**
- **Lag in sales of sugar compared with first quarter of last year**
- **Consolidated profit forecast for 2002/03 unchanged at around DKK 1 billion**

Earnings better than expected

First quarter:

Sales in the Ingredients and Sweeteners segment advanced by 4%. Adjusted for the acquisition impact and the currency impact, better-than-forecast organic growth was 1%.

Sales in the Sugar segment went down 9% as forecast, as export sales of sugar declined due to a change in sales pattern in the last financial year as a result of the abolition of the EU's compensation system for storage costs for sugar. The second field samples have confirmed that the sugar production is likely to be considerable above the EU quotas.

As forecast, net sales declined by 14% to DKK 4.23 billion as a result of the divestments last year.

Earnings (EBITA) in the Ingredients and Sweeteners segment came to DKK 390 million (DKK 387 million) after provisions made for restructuring costs of acquired undertakings of DKK 24 million. Earnings (EBITA) adjusted for the currency impact and for provisions made for restructuring costs would have been at an all-time high of DKK 428 million.

Earnings (EBITA) in the Sugar segment came to DKK 299 million (DKK 334 million) as anticipated.

Earnings (EBITA) at Group level were slightly lower than the first quarter of last year. However, operating margin (EBITA) increased by 1% to 15%.

Consolidated profit amounted to DKK 278 million (DKK 281 million). Earnings per share advanced by 5% as a result of purchasing of own shares.

For further information, please contact:
Michael von Bülow, Communications tel.: +45 3266 2043, mobile: +45 2149 2305, sfmvb@danisco.com
Pia Berndt, Investor Relations, tel: +45 3266 2019, mobile: +45 4010 5709, sfpb@danisco.com
Carsten Sivertsen, Media Relations tel: +45 3266 2049, mobile +45 2145 2034, sfcsi@danisco.com

KEY FIGURES AND FINANCIAL RATIOS

GROUP

	Q1 2001/02	Q1 2002/03	YTD 2001/02	YTD 2002/03
Profit and loss account in DKK million				
Net sales	4,940	**4,230**	4,940	**4,230**
of which main business areas	4,329	**4,230**	4,329	**4,230**
Operating profit before amortisation of goodwill (EBITA)	678	**639**	678	**639**
of which main business areas	668	**639**	668	**639**
Amortisation of goodwill	(94)	**(102)**	(94)	**(102)**
Operating profit (EBIT)	584	**537**	584	**537**
of which main business areas	574	**537**	574	**537**
Profit on ordinary activities before tax	444	**436**	444	**436**
Consolidated profit	281	**278**	281	**278**
Danisco's share of consolidated profit	267	**265**	267	**265**
Cash flows in DKK million				
Cash flow from operating activities	1,263	**1,166**	1,263	**1,166**
Cash flow from investing activities	996	**(653)**	996	**(653)**
Cash flow from financing activities	(2,422)	**(542)**	(2,422)	**(542)**
Total cash flow	(163)	**(29)**	(163)	**(29)**
Financial ratios				
Diluted average number of shares 1)	56,552	**53,572**	56,552	**53,572**
Diluted earnings per share (DEPS)	4.72	**4.95**	4.72	**4.95**
Cash flow per share	22.33	**21.77**	22.33	**21.77**
Net asset value per share (NAV)			231	**227**

	31 July 2001	30 April 2002	31 July 2002
Balance sheet in DKK million			
Assets total	28,239	27,771	**26,882**
Capital and reserves	13,048	12,580	**11,925**
Interest-bearing debt, net	8,519	9,182	**9,062**
Invested capital	19,973	19,993	**19,400**

1) The effect of the share option programme has been included.

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies. Please see Danisco's Annual Report 2001/02 for definitions.

OPERATING PROFIT FOR DANISCO'S STRATEGIC PLATFORM
Ingredients, Sweeteners and Sugar
1 May - 31 July 2002

DKK million	Q1 2000/01	Q1 2001/02	**Q1 2002/03**
Net sales	3,880	4,329	**4,230**
Cost of sales	(2,648)	(2,911)	**(2,793)**
Gross profit	1,232	1,418	**1,437**
Research and development costs	(77)	(85)	**(90)**
Distribution and sales costs	(354)	(414)	**(420)**
Administrative expenses	(267)	(264)	**(267)**
Ordinary operating profit before amortisation of goodwill	534	655	**660**
Other operating income	24	21	**12**
Other operating expenses	(17)	(8)	**(33)**
Operating profit before amortisation of goodwill (EBITA)	541	668	**639**
Amortisation of goodwill	(94)	(94)	**(102)**
Operating profit (EBIT), strategic platform	447	574	**537**

DKK million	Q1 2000/01	Q1 2001/02	**Q1 2002/03**
Operating profit (EBIT), strategic platform	447	574	**537**
Operating profit (EBIT), other activities	46	10	**0**
Operating profit (EBIT)	493	584	**537**
Income from associated undertakings	1	(5)	**12**
Other financial expenses, net	(174)	(135)	**(113)**
Profit on ordinary activities before tax	320	444	**436**
Estimated tax on profit on ordinary activities	(137)	(163)	**(158)**
Consolidated profit	183	281	**278**
Consolidated profit attributable to minority shareholders	(10)	(14)	**(13)**
Danisco's share of consolidated profit	173	267	**265**
Diluted earnings per share (DEPS) DKK	3.01	4.72	**4.95**

Ingredients and Sweeteners

- Earnings (EBITA) unchanged
- Operating margin of 17% (EBITA)
- Market growth of 2-4%

Net sales in Q1 2002/03 were up 4% on last year in DKK terms to DKK 2,273 million (DKK 2,178 million). The increase was derived from an acquisition impact of 10%, a currency impact of (7%) and organic growth of 1%. Texturant products experienced healthy volume growth whereas prices were impacted by price competition in North American and other markets as well as declining raw material prices. Speciality products saw sound growth within flavours and cultures, but were impacted by the phasing out of the remaining part of the product area protectants. The strategy for increased xylitol usage resulted in healthy volume growth in the Sweeteners segment in the Asian markets, however prices were reduced as planned.

The continued uncertainty relating to projections for global economic developments and the generally changed price-volume ratio have generated uncertainty as to the overall future growth within food ingredients. For a number of years, general annual market growth of 4-6% has prevailed, but it is currently estimated to be 2-4% a year.

Earnings (EBITA) were DKK 390 million (DKK 387 million) after provisions for restructuring costs relating to the Perlarom acquisition of DKK 24 million. By applying the same rates of exchange as in Q1 of last year, operating profit (EBITA) before provisions for restructuring costs would have been an all-time high of DKK 428 million. Operating margin (EBITA) was 17%.

Markets

Europe
Net sales in Europe advanced 4% in DKK terms and were comprised of (1%) from currency, 4% from acquisition and organic growth of 1%. The somewhat low organic growth is derived from the relatively large differences between the individual countries and product areas. In Eastern Europe, organic growth was around 27%, whereas organic growth in Western Europe was negative by some 2%. Texturants products saw organic growth of 4%, which was attributable to sound growth rates for functional systems. Speciality products achieved no organic growth, which was due to price competition within nutrient media for cultures and natural protectants, whereas healthy growth rates were achieved in the flavours segment.

North America
Net sales in North America went up by 4% in DKK terms and were comprised of a currency impact of (13%), an acquisition impact of 18% and a decline in organic growth of 1%. Organic growth for texturant products was sound due to buoyant sales to the dairy sector. Sales of flavours to this industry and beverages showed considerable organic growth. Sweeteners, on the other hand, saw a considerable decline, mainly attributable to a management decision to change the price-volume ratio for the product area xylitol.

The increased price competition on emulsifiers throughout the past nine months is a result of added capacity in the market. This has led to increased price competition resulting in reduced growth in net sales. Danisco has managed to increase volume without reducing operating margin. Depending on the underlying growth, it will take 6-12 months to restore the price-volume ratio to normal.

Latin America
Net sales in Latin America were up 3% in DKK terms. The increase was comprised of a currency impact of (12%), an acquisition impact of 8% and organic growth of 7% compared with the same period of last year.

For a long time, economic conditions have been unstable in this region, especially in Brazil and Argentina. Nevertheless, Danisco has succeeded in upping sales in all product areas. The economic situation in the region remains uncertain, however.

Asia-Pacific
Net sales went up 4% in DKK terms on Q1 of last year. This increase was comprised of (10%) from currency and 14% from acquisition. In China, organic growth was 31%. Xylitol sales stabilised at a high level, inducing a lower product growth rate than previously. Fructose sales stabilised at a lower level. The market for

textural ingredients under Texturant Products was marked by sound growth, whereas emulsifiers experienced increasing price competition from local producers, which caused a decline. Thus, Texturant Products experienced zero growth in Q1.

Products

Texturant Products
Sales of texturant products (emulsifiers, textural ingredients and functional systems) increased 15% on the same period of last year. There was a currency impact of (8%), an acquisition impact of 18% and organic growth of 5%. The growth was a result of a changed price-volume strategy where, in spite of price competition, Danisco succeeded in increasing volume and maintaining operating margin. The integration of Germantown is progressing faster than forecast. Raw material prices developed satisfactorily during the first quarter.

Speciality Products
Sales of Speciality Products, including flavours, bio and feed ingredients, were down 1% compared to Q1 2001/02. This was comprised of an acquisition impact of 6%, a currency impact of (6%) and a decline in organic growth of 1%. The decline was attributable to fierce price competition on nutrient media for cultures, natural protectants and the phasing out of bulk products within protectants. The phasing out accounted for approx. 4% of the sales of Speciality Products. Launching of the new enzyme, HOX, for the bakery industry is progressing according to plan and the product was well received by the market. Flavours saw organic growth of 5%. The integration of Perlarom is progressing satisfactorily.

Sweeteners
Sweeteners showed negative sales figures of 7% compared to the same period of last year. The currency impact was (6%), resulting in a decline in organic growth of 1% whereas volume went up by 10%. A strategic decision to further optimise the price/volume ratio resulted in a price adjustment. This allowed for more efficient usage of production capacity and therefore only a small adjustment of operating margin. Fructose sales in Japan stabilised at a lower level.

Sugar

- Sales pattern changed
- Operating margin of 15% (EBITA)
- Sugar production expected to be considerably above EU quotas

Sales in the first quarter of 2002/03 were down 9%, and earnings (EBITA) were 10% down on the same period of last year. This is attributable to the sales pattern for export sugar changing as a result of the abolition of the EU's compensation scheme for storage costs.

Operating margin (EBITA) was at an unchanged 15% compared to the first quarter of last year.

Earnings (EBITA) were impacted negatively by a weakening of the EUR against the SEK. The negative currency impact has been calculated at DKK 12 million compared with the same period of last year. World market prices were lower than last year's.

Favourable weather conditions allowed for sowing to take place two weeks ahead of schedule. The growth period also benefited from the favourable weather conditions.

The second field samples at the beginning of September further confirmed the results of the first field samples. Therefore, the present forecast predicts that the 2002 sugar production will be significantly higher than the EU sugar quotas.

Associated undertakings

Income from associated undertakings, Genencor and Amcor Flexible Europe, amounted to DKK 12 million, of which Genencor accounted for DKK 6 million.

Accounting policies

The accounting policies applied are unchanged from last year. A few reclassifications have been made without implying a change of applied accounting policies. The reclassification means that bonus and quantity discounts are now recognised as net sales, whereas they were previously recognised as distribution and sales costs. Comparative figures have been restated accordingly. For the full financial year 2001/02, the amount represents DKK 39 million.

Warrant programme

The Board of Directors has decided to use the authorisation granted by the AGM to set up a warrant programme under which Danisco employees can buy shares worth a total nominal amount of up to DKK 28 million.
The purpose of the warrant programme is to contribute to value creation at Danisco.
The warrant programme, which does not entail any pre-emption rights for the company's shareholders, covers all employees of Danisco A/S and its subsidiary undertakings and is based on criteria such as pay level, seniority, etc., as specified by Danisco's Executive Board. However, the group of senior executives, who received share options in 2000, are not covered by the warrant programme.
The subscription period for warrants runs from 18 – 29 November 2002.
The warrants may be exercised and converted into new Danisco shares at a share price of DKK 299 in the period from 5 September 2005 – 4 September 2007.
Based on the Black-Scholes model, the value of a warrant has been estimated at approx. DKK 59 as of the beginning of September 2002, corresponding to an overall value of the warrant programme of around DKK 83 million according to this method of calculation.

Purchase of own shares

As announced at the AGM on 5 September 2002, Danisco intends to purchase its own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellations. As of 17 September 2002, Danisco had a holding of 800,000 own shares, equivalent to 1.5% of the reduced share capital as adopted at the AGM.

Outlook for 2002/03

Sales

Full-year sales in the Ingredients and Sweeteners segment will be affected by the currency impact on consolidation of subsidiary undertakings. The impact is projected to be approx. DKK 0.4 billion, resulting in a sales forecast of DKK 8.7-9.4 billion. The sales forecast for the Sugar segment is maintained at DKK 8.0-8.4 billion. Combined, sales are expected to be in the range of DKK 16.7-17.8 billion.

Earnings (EBITA)

Earnings (EBITA) in the Ingredients and Sweeteners segment are expected to be at the upper end of DKK 1.4-1.5 billion for 2002/03 in spite of a currency impact on consolidation of subsidiary undertakings of around DKK 50 million. Likewise, full-year earnings in the Sugar segment are projected at DKK 1.1-1.2 billion for the same period.

Consolidated profit

The consolidated profit forecast for 2002/03 is maintained at around DKK 1 billion. Consolidated profit for the second quarter is expected to be DKK 225-275 million. In addition to the risk factors mentioned below, consolidated profit is subject to impact from purchasing of own shares.

Foreign exchange risk – USD

For details on financial risk management, see Danisco's Annual Report 2001/02 pages 36 and 37.
In addition, the impact of translating the profit and loss accounts of foreign undertakings using USD as their basic currency into DKK has been assessed. If the exchange rate for USD 1 changes by DKK 1 (for instance from DKK 8.00 to 7.00) and this change applies for one year, the impact on net sales, earnings (EBITA) and consolidated profit will be in the range of DKK 350 million, DKK 55 million and DKK 25 million, respectively. The changed competitive conditions following a change in exchange rates as well as any impact on for instance raw materials and energy prices have not been taken into account.

Other risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

18 September 2002

Anders Knutsen, Chairman of the Board of Directors

Alf Duch-Pedersen, CEO

Financial calendar

26 Nov.	2002	IR quiet period for Q2
17 Dec.	2002	Q2 accounts (Aug.-Oct.)
26 Feb.	2003	IR quiet period for Q3
19 Mar.	2003	Q3 accounts (Nov.-Jan.)
30 Apr.	2003	End of financial year
27 May	2003	IR quiet period for 2002/03
17 Jun.	2003	Accounts for 2002/03
28 Aug.	2003	Annual General Meeting
01 Sep.	2003	IR quiet period for Q1
22 Sep.	2003	Q1 accounts (May-July)

This announcement of quarterly results is also available on www.danisco.com.

The meeting for institutional investors, equity analysts and the press to be held today at 3pm can be followed on the above website and on www.stockwise.dk.

PROFIT AND LOSS ACCOUNT 1 May - 31 July 2002

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**
Net sales	4,940	**4,230**	4,940	**4,230**
Cost of sales	(3,354)	**(2,793)**	(3,354)	**(2,793)**
Gross profit	1,586	**1,437**	1,586	**1,437**
Research and development costs	(86)	**(90)**	(86)	**(90)**
Distribution and sales costs	(511)	**(420)**	(511)	**(420)**
Administrative expenses	(317)	**(267)**	(317)	**(267)**
Ordinary operating profit before amortisation of goodwill	672	**660**	672	**660**
Other operating income	21	**12**	21	**12**
Other operating expenses	(15)	**(33)**	(15)	**(33)**
Operating profit before amortisation of goodwill (EBITA)	678	**639**	678	**639**
Amortisation of goodwill	(94)	**(102)**	(94)	**(102)**
Operating profit (EBIT)	584	**537**	584	**537**
Income from associated undertakings	(5)	**12**	(5)	**12**
Other financial expenses, net	(135)	**(113)**	(135)	**(113)**
Profit on ordinary activities before tax	444	**436**	444	**436**
Estimated tax on profit on ordinary activities	(163)	**(158)**	(163)	**(158)**
Consolidated profit	281	**278**	281	**278**
Consolidated profit attributable to minority shareholders	(14)	**(13)**	(14)	**(13)**
Danisco's share of consolidated profit	267	**265**	267	**265**
Diluted earnings per share (DEPS) DKK	4.72	**4.95**	4.72	**4.95**

CASH FLOW STATEMENT 1 May - 31 July 2002

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**
Cash flow from operating activities				
Danisco's share of consolidated profit	267	**265**	267	**265**
Depreciation	252	**220**	252	**220**
Amortisation of goodwill	94	**102**	94	**102**
Change in working capital	584	**558**	584	**558**
Other adjustments	66	**21**	66	**21**
Cash flow from operating activities	1,263	**1,166**	1,263	**1,166**
Cash flow from investing activities	996	**(653)**	996	**(653)**
Cash flow from financing activities	(2,422)	**(542)**	(2,422)	**(542)**
Decrease/increase in cash and cash equivalents	(163)	**(29)**	(163)	**(29)**
Cash and cash equivalents at the beginning of the period	1,081	**750**	1,081	**750**
Exchange adjustment of cash and cash equivalents	4	**(34)**	4	**(34)**
Cash and cash equivalents at the end of the period	922	**687**	922	**687**

OTHER SEGMENT DETAILS 1 May - 31 July 2002

Net sales by business segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1
Ingredients and Sweeteners	2,178	**2,273**	2,178	**2,273**	4
Sugar	2,195	**2,008**	2,195	**2,008**	(9)
Other business	617	-	617	-	.
Unallocated (group eliminations)	(50)	**(51)**	(50)	**(51)**	.
Total	4,940	**4,230**	4,940	**4,230**	(14)

Net sales by geographic segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1	Distribution % Q1
Denmark	527	**475**	527	**475**	(10)	11
Other Nordic countries	1,164	**1,171**	1,164	**1,171**	1	28
Rest of Western Europe	1,343	**813**	1,343	**813**	(39)	19
Eastern Europe	417	**412**	417	**412**	(1)	10
North America	573	**593**	573	**593**	3	14
Latin America	196	**196**	196	**196**	-	5
Asia-Pacific	413	**430**	413	**430**	4	10
Rest of the world	307	**140**	307	**140**	(54)	3
Total	4,940	**4,230**	4,940	**4,230**	(14)	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1	Margin % Q1
Ingredients and Sweeteners	387	**390**	387	**390**	1	17
Sugar	334	**299**	334	**299**	(10)	15
Other business	10	-	10	-	.	.
Unallocated	(53)	**(50)**	(53)	**(50)**	.	.
Total	678	**639**	678	**639**	(6)	15

Operating profit (EBIT) by business segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1	Margin % Q1
Ingredients and Sweeteners	328	**319**	328	**319**	(3)	14
Sugar	302	**267**	302	**267**	(12)	13
Other business	10	-	10	-	.	.
Unallocated	(56)	**(49)**	(56)	**(49)**	.	.
Total	584	**537**	584	**537**	(8)	13

BALANCE SHEET

Assets

DKK million	31 July 2001	30 April 2002	31 July 2002
Intangible fixed assets	6,583	6,871	**7,017**
Tangible fixed assets	9,027	8,461	**8,369**
Financial fixed assets	3,673	3,721	**3,664**
Fixed assets total	19,283	19,053	**19,050**
Stocks	4,053	4,806	**3,944**
Debtors	3,884	3,121	**3,148**
Investments and capital participation	97	41	**53**
Cash and cash equivalents	922	750	**687**
Current assets total	8,956	8,718	**7,832**
Assets total	28,239	27,771	**26,882**

Liabilities

DKK million	31 July 2001	30 April 2002	31 July 2002
Share capital	1,164	1,164	**1,164**
Other reserves	11,884	11,416	**10,761**
Capital and reserves total	13,048	12,580	**11,925**
Minority interests	295	296	**313**
Provisions total	2,320	2,196	**2,271**
Amounts falling due after more than one year	6,958	3,329	**4,133**
Amounts falling due within one year	5,618	9,370	**8,240**
Creditors total	12,576	12,699	**12,373**
Liabilities total	28,239	27,771	**26,882**

Changes in capital and reserves

DKK million	31 July 2001	31 July 2002
Balance at the beginning of the period	12,837	**12,580**
Profit for the period	267	**265**
Repurchase of own shares	-	**(509)**
Exchange rate adjustment of foreign subsidiary undertakings, etc.	(35)	**(399)**
Other movements in capital and reserves	(21)	**(12)**
Balance at the end of the period	13,048	**11,925**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2002	3,797,800	75,956	6.52
Purchase	1,825,000	36,500	3.13
Holding at 31 July 2002	**5,622,800**	**112,456**	**9.65**

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May - 31 July 2002

Q1 2002/03 compared to Q1 2001/02

Change in %	Growth	Acquisitions	Change in currency	Organic growth	Distribution % Q1
Sales growth in geographic segment					
Europe	4	4	(1)	1	43
North America	4	18	(13)	(1)	26
Latin America	3	8	(12)	7	9
Asia-Pacific	4	14	(10)	-	18
Rest of the world	21	8	(6)	19	4
Total	4	10	(7)	1	100
Sales growth in product segment					
Texturant products	15	18	(8)	5	48
Speciality products	(1)	6	(6)	(1)	34
Sweeteners	(7)	-	(6)	(1)	18
Total	4	10	(7)	1	100

YTD 2002/03 compared to YTD 2001/02

Change in %	Growth	Acquisitions	Change in currency	Organic growth	Change % YTD
Sales growth in geographic segment					
Europe	4	4	(1)	1	43
North America	4	18	(13)	(1)	26
Latin America	3	8	(12)	7	9
Asia-Pacific	4	14	(10)	-	18
Rest of the world	21	8	(6)	19	4
Total	4	10	(7)	1	100
Sales growth in product segment					
Texturant products	15	18	(8)	5	48
Speciality products	(1)	6	(6)	(1)	34
Sweeteners	(7)	-	(6)	(1)	18
Total	4	10	(7)	1	100

GROUP

	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**
Profit and loss account in DKK million				
Net sales	4,940	**4,230**	4,940	**4,230**
of which main business areas	4,329	**4,230**	4,329	**4,230**
Operating profit before amortisation of goodwill (EBITA)	678	**639**	678	**639**
of which main business areas	668	**639**	668	**639**
Amortisation of goodwill	(94)	**(102)**	(94)	**(102)**
Operating profit (EBIT)	584	**537**	584	**537**
of which main business areas	574	**537**	574	**537**
Profit on ordinary activities before tax	444	**436**	444	**436**
Consolidated profit	281	**278**	281	**278**
Danisco's share of consolidated profit	267	**265**	267	**265**
Cash flows in DKK million				
Cash flow from operating activities	1,263	**1,166**	1,263	**1,166**
Cash flow from investing activities	996	**(653)**	996	**(653)**
Cash flow from financing activities	(2,422)	**(542)**	(2,422)	**(542)**
Total cash flow	(163)	**(29)**	(163)	**(29)**
Financial ratios				
Diluted average number of shares 1)	56,552	**53,572**	56,552	**53,572**
Diluted earnings per share (DEPS)	4.72	**4.95**	4.72	**4.95**
Cash flow per share	22.33	**21.77**	22.33	**21.77**
Net asset value per share (NAV)			231	**227**

	31 July 2001	30 April 2002	**31 July 2002**
Balance sheet in DKK million			
Assets total	28,239	27,771	**26,882**
Capital and reserves	13,048	12,580	**11,925**
Interest-bearing debt, net	8,519	9,182	**9,062**
Invested capital	19,973	19,993	**19,400**

1) The effect of the share option programme has been included.

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies. Please see Danisco's Annual Report 2001/02 for definitions.

OPERATING PROFIT FOR DANISCO'S STRATEGIC PLATFORM
Ingredients, Sweeteners and Sugar
1 May - 31 July 2002

DKK million	Q1 2000/01	Q1 2001/02	**Q1 2002/03**
Net sales	3,880	4,329	**4,230**
Cost of sales	(2,648)	(2,911)	**(2,793)**
Gross profit	1,232	1,418	**1,437**
Research and development costs	(77)	(85)	**(90)**
Distribution and sales costs	(354)	(414)	**(420)**
Administrative expenses	(267)	(264)	**(267)**
Ordinary operating profit before amortisation of goodwill	534	655	**660**
Other operating income	24	21	**12**
Other operating expenses	(17)	(8)	**(33)**
Operating profit before amortisation of goodwill (EBITA)	541	668	**639**
Amortisation of goodwill	(94)	(94)	**(102)**
Operating profit (EBIT), strategic platform	447	574	**537**

DKK million	Q1 2000/01	Q1 2001/02	**Q1 2002/03**
Operating profit (EBIT), strategic platform	447	574	**537**
Operating profit (EBIT), other activities	46	10	**0**
Operating profit (EBIT)	493	584	**537**
Income from associated undertakings	1	(5)	**12**
Other financial expenses, net	(174)	(135)	**(113)**
Profit on ordinary activities before tax	320	444	**436**
Estimated tax on profit on ordinary activities	(137)	(163)	**(158)**
Consolidated profit	183	281	**278**
Consolidated profit attributable to minority shareholders	(10)	(14)	**(13)**
Danisco's share of consolidated profit	173	267	**265**
Diluted earnings per share (DEPS) DKK	3.01	4.72	**4.95**

PROFIT AND LOSS ACCOUNT 1 May - 31 July 2002

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**
Net sales	4,940	**4,230**	4,940	**4,230**
Cost of sales	(3,354)	**(2,793)**	(3,354)	**(2,793)**
Gross profit	1,586	**1,437**	1,586	**1,437**
Research and development costs	(86)	**(90)**	(86)	**(90)**
Distribution and sales costs	(511)	**(420)**	(511)	**(420)**
Administrative expenses	(317)	**(267)**	(317)	**(267)**
Ordinary operating profit before amortisation of goodwill	672	**660**	672	**660**
Other operating income	21	**12**	21	**12**
Other operating expenses	(15)	**(33)**	(15)	**(33)**
Operating profit before amortisation of goodwill (EBITA)	678	**639**	678	**639**
Amortisation of goodwill	(94)	**(102)**	(94)	**(102)**
Operating profit (EBIT)	584	**537**	584	**537**
Income from associated undertakings	(5)	**12**	(5)	**12**
Other financial expenses, net	(135)	**(113)**	(135)	**(113)**
Profit on ordinary activities before tax	444	**436**	444	**436**
Estimated tax on profit on ordinary activities	(163)	**(158)**	(163)	**(158)**
Consolidated profit	281	**278**	281	**278**
Consolidated profit attributable to minority shareholders	(14)	**(13)**	(14)	**(13)**
Danisco's share of consolidated profit	267	**265**	267	**265**
Diluted earnings per share (DEPS) DKK	4.72	**4.95**	4.72	**4.95**

CASH FLOW STATEMENT 1 May - 31 July 2002

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**
Cash flow from operating activities				
Danisco's share of consolidated profit	267	**265**	267	**265**
Depreciation	252	**220**	252	**220**
Amortisation of goodwill	94	**102**	94	**102**
Change in working capital	584	**558**	584	**558**
Other adjustments	66	**21**	66	**21**
Cash flow from operating activities	1,263	**1,166**	1,263	**1,166**
Cash flow from investing activities	996	**(653)**	996	**(653)**
Cash flow from financing activities	(2,422)	**(542)**	(2,422)	**(542)**
Decrease/increase in cash and cash equivalents	(163)	**(29)**	(163)	**(29)**
Cash and cash equivalents at the beginning of the period	1,081	**750**	1,081	**750**
Exchange adjustment of cash and cash equivalents	4	**(34)**	4	**(34)**
Cash and cash equivalents at the end of the period	922	**687**	922	**687**

OTHER SEGMENT DETAILS 1 May - 31 July 2002

Net sales by business segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1
Ingredients and Sweeteners	2,178	**2,273**	2,178	**2,273**	4
Sugar	2,195	**2,008**	2,195	**2,008**	(9)
Other business	617	**-**	617	**-**	.
Unallocated (group eliminations)	(50)	**(51)**	(50)	**(51)**	.
Total	4,940	**4,230**	4,940	**4,230**	(14)

Net sales by geographic segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1	Distribution % Q1
Denmark	527	**475**	527	**475**	(10)	11
Other Nordic countries	1,164	**1,171**	1,164	**1,171**	1	28
Rest of Western Europe	1,343	**813**	1,343	**813**	(39)	19
Eastern Europe	417	**412**	417	**412**	(1)	10
North America	573	**593**	573	**593**	3	14
Latin America	196	**196**	196	**196**	-	5
Asia-Pacific	413	**430**	413	**430**	4	10
Rest of the world	307	**140**	307	**140**	(54)	3
Total	4,940	**4,230**	4,940	**4,230**	(14)	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1	Margin % Q1
Ingredients and Sweeteners	387	**390**	387	**390**	1	17
Sugar	334	**299**	334	**299**	(10)	15
Other business	10	**-**	10	**-**	.	.
Unallocated	(53)	**(50)**	(53)	**(50)**	.	.
Total	678	**639**	678	**639**	(6)	15

Operating profit (EBIT) by business segment

DKK million	Q1 2001/02	**Q1 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q1	Margin % Q1
Ingredients and Sweeteners	328	**319**	328	**319**	(3)	14
Sugar	302	**267**	302	**267**	(12)	13
Other business	10	**-**	10	**-**	.	.
Unallocated	(56)	**(49)**	(56)	**(49)**	.	.
Total	584	**537**	584	**537**	(8)	13

BALANCE SHEET

Assets

DKK million	31 July 2001	30 April 2002	**31 July 2002**
Intangible fixed assets	6,583	6,871	**7,017**
Tangible fixed assets	9,027	8,461	**8,369**
Financial fixed assets	3,673	3,721	**3,664**
Fixed assets total	19,283	19,053	**19,050**
Stocks	4,053	4,806	**3,944**
Debtors	3,884	3,121	**3,148**
Investments and capital participation	97	41	**53**
Cash and cash equivalents	922	750	**687**
Current assets total	8,956	8,718	**7,832**
Assets total	28,239	27,771	**26,882**

Liabilities

DKK million	31 July 2001	30 April 2002	**31 July 2002**
Share capital	1,164	1,164	**1,164**
Other reserves	11,884	11,416	**10,761**
Capital and reserves total	13,048	12,580	**11,925**
Minority interests	295	296	**313**
Provisions total	2,320	2,196	**2,271**
Amounts falling due after more than one year	6,958	3,329	**4,133**
Amounts falling due within one year	5,618	9,370	**8,240**
Creditors total	12,576	12,699	**12,373**
Liabilities total	28,239	27,771	**26,882**

Changes in capital and reserves

DKK million	31 July 2001	**31 July 2002**
Balance at the beginning of the period	12,837	**12,580**
Profit for the period	267	**265**
Repurchase of own shares	-	**(509)**
Exchange rate adjustment of foreign subsidiary undertakings, etc.	(35)	**(399)**
Other movements in capital and reserves	(21)	**(12)**
Balance at the end of the period	13,048	**11,925**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2002	3,797,800	75,956	6.52
Purchase	1,825,000	36,500	3.13
Holding at 31 July 2002	**5,622,800**	**112,456**	**9.65**

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May - 31 July 2002

Q1 2002/03 compared to Q1 2001/02

Change in %	Growth	Acquisitions	Change in currency	Organic growth	Distribution % Q1
Sales growth in geographic segment					
Europe	4	4	(1)	1	43
North America	4	18	(13)	(1)	26
Latin America	3	8	(12)	7	9
Asia-Pacific	4	14	(10)	-	18
Rest of the world	21	8	(6)	19	4
Total	4	10	(7)	1	100
Sales growth in product segment					
Texturant products	15	18	(8)	5	48
Speciality products	(1)	6	(6)	(1)	34
Sweeteners	(7)	-	(6)	(1)	18
Total	4	10	(7)	1	100

YTD 2002/03 compared to YTD 2001/02

Change in %	Growth	Acquisitions	Change in currency	Organic growth	Change % YTD
Sales growth in geographic segment					
Europe	4	4	(1)	1	43
North America	4	18	(13)	(1)	26
Latin America	3	8	(12)	7	9
Asia-Pacific	4	14	(10)	-	18
Rest of the world	21	8	(6)	19	4
Total	4	10	(7)	1	100
Sales growth in product segment					
Texturant products	15	18	(8)	5	48
Speciality products	(1)	6	(6)	(1)	34
Sweeteners	(7)	-	(6)	(1)	18
Total	4	10	(7)	1	100

3

DANISCO

17 December 2002
Announcement of Results for Q2 2002/03
(August-October 2002)



Danisco A/S
Langebrogade 1
PO Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
E-mail: investor@danisco.com
Website: www.danisco.com

Announcement no. 17/2002

17 December 2002

Announcement of results for Q2 2002/03

1 August - 31 October 2002
(unaudited)

- **Consolidated profit grew 9% to DKK 265 million (DKK 244 million)**
- **Operating margin (EBITA) 14% - up 1 percentage point**
- **Earnings per share advanced 18% to DKK 4.92 (DKK 4.16)**
- **Consolidated profit forecast for 2002/03 unchanged at around DKK 1 billion (DKK 940 million) but lower EBITA forecast in Ingredients and Sweeteners**

Challenging markets

Second quarter:

Consolidated sales reduced by 3% to DKK 4.41 billion as a result of last year's disposals, which is in line with the forecast.

Consolidated earnings (EBITA) grew by 4% to DKK 627 million (DKK 603 million).

Consolidated profit came to DKK 265 million (DKK 244 million), an increase of 9%. Earnings per share advanced 18% as a result of repurchases of own shares and the profit increase.

Sales in the Ingredients and Sweeteners segment increased by 4% with organic growth of 3%. Organic growth in local currency terms would have been 5%, had fluctuations in the South American currencies against USD been taken into account.

Earnings (EBITA) in Ingredients and Sweeteners rose 7% to DKK 366 million (DKK 343 million).

Sales in Sugar increased 2% as forecast. This year's sugar production is expected to be considerably above the EU quotas.

Earnings (EBITA) in the Sugar segment fell 1% to DKK 297 million (DKK 300 million) as forecast.

6 months:

Consolidated net sales fell as forecast by 9% to DKK 8.64 billion (DKK 9.48 billion) due to disposals in 2001/02, while consolidated profit increased by 3%.

The consolidated operating margin (EBITA) increased to 15% (14%). Earnings per share advanced 11% as a result of repurchases of own shares and the profit increase.

For further information, please contact:
Michael von Bülow, Communications tel.: + 45 3266 2043, mobile: + 45 2149 2305, sfmvb@danisco.com
Pia Berndt, Investor Relations, tel.: +45 3266 2019, mobile: + 45 4010 5709, sfpb@danisco.com
Dan Togo Jensen, Investor Relations, tel.: + 45 3266 2023, sfdtj@danisco.com
Carsten Sivertsen, Media Relations tel.: + 45 3266 2049, mobile: + 45 2145 2034, sfcsi@danisco.com
Natalie Weber, Media Relations tel.: + 45 3266 2074, mobile: + 45 2876 5104, sfnwq@danisco.com

KEY FIGURES AND FINANCIAL RATIOS

GROUP

	Q2 2001/02	**Q2 2002/03**	YTD 2001/02	**YTD 2002/03**
Profit and loss account in DKK million				
Net sales	4,543	**4,410**	9,483	**8,640**
of which main business areas	4,282	**4,410**	8,611	**8,640**
Operating profit before amortisation of goodwill (EBITA)	603	**627**	1,281	**1,266**
of which main business areas	599	**627**	1,267	**1,266**
Amortisation of goodwill	(98)	**(105)**	(192)	**(207)**
Operating profit (EBIT)	505	**522**	1,089	**1,059**
of which main business areas	501	**522**	1,075	**1,059**
Profit on ordinary activities before tax	387	**425**	831	**861**
Consolidated profit	244	**265**	525	**543**
Danisco's share of consolidated profit	235	**258**	502	**523**
Cash flows in DKK million				
Cash flow from operating activities	1,192	**1,212**	2,455	**2,378**
Cash flow from investing activities	(476)	**(271)**	520	**(924)**
Cash flow from financing activities	(822)	**(909)**	(3,244)	**(1,451)**
Total cash flow	(106)	**32**	(269)	**3**
Financial ratios[1]				
Diluted average number of shares	56,429	**52,403**	56,491	**52,986**
Diluted earnings per share (DEPS)	4.16	**4.92**	8.88	**9.87**
Diluted cash flow per share	21.12	**23.11**	43.46	**44.88**
Diluted number of shares period end			56,077	**52,114**
Diluted book value per share (BV)			224	**225**

	31 October 2001	30 April 2002	**31 October 2002**
Balance sheet in DKK million			
Assets total	27,514	27,771	**27,790**
Capital and reserves	12,551	12,580	**11,723**
Interest-bearing debt, net	8,123	9,182	**8,519**
Invested capital	18,820	19,993	**18,707**

[1] The effect of Danisco's share option programme has been included in the diluted values.

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies. Please see Danisco's Annual Report 2001/02 for definitions.

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs about 8,000 people in some 40 countries. In 2001/02, Danisco boasted net sales of DKK 17.7 billion. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavourings and sweeteners such as xylitol and fructose. Many of these ingredients are produced from natural raw materials and contribute for instance to improving the texture of products such as bread, ice cream and yoghurt. Danisco is also one of the largest and most efficient sugar producers in Europe.

OPERATING PROFIT FOR DANISCO'S STRATEGIC PLATFORM
Ingredients, Sweeteners and Sugar
1 May - 31 October 2002

DKK million	YTD 2000/01	YTD 2001/02	**YTD 2002/03**
Net sales	7,984	8,611	**8,640**
Cost of sales	(5,481)	(5,812)	**(5,803)**
Gross profit	2,503	2,799	**2,837**
Research and development costs	(171)	(183)	**(191)**
Distribution and sales costs	(769)	(840)	**(854)**
Administrative expenses	(524)	(529)	**(522)**
Ordinary operating profit before amortisation of goodwill	1,039	1,247	**1,270**
Other operating income	65	43	**32**
Other operating expenses	(23)	(23)	**(36)**
Operating profit before amortisation of goodwill (EBITA)	1,081	1,267	**1,266**
Amortisation of goodwill	(187)	(192)	**(207)**
Operating profit (EBIT), strategic platform	894	1,075	**1,059**

Operating profit (EBIT), strategic platform	894	1,075	**1,059**
Operating profit (EBIT), other activities	53	14	**0**
Operating profit (EBIT)	947	1,089	**1,059**
Income from associated undertakings	1	1	**8**
Other financial expenses, net	(174)	(259)	**(206)**
Profit on ordinary activities before tax	774	831	**861**
Estimated tax on profit on ordinary activities	(137)	(306)	**(318)**
Consolidated profit	637	525	**543**
Consolidated profit attributable to minority shareholders	(10)	(23)	**(20)**
Danisco's share of consolidated profit	627	502	**523**
Diluted earnings per share (DEPS) DKK	6.99	8.88	**9.87**
Index DEPS	100	127	**141**

Ingredients and Sweeteners

- Earnings (EBITA) up 7%
- Currency adjusted sales growth 8%
- Operating margin 16% (EBITA)
- Lower operating margin in flavours

Net sales in the second quarter of 2002/03 grew 4% in DKK terms to DKK 2,227 million on last year (DKK 2,144 million). Translated at the exchange rates prevailing in last year's Q2, growth was 8%. Organic growth came to 3% compared to the same period last year. Organic growth in local currency terms would have been 5%, had fluctuations in the South American currencies against USD been taken into account.

Earnings (EBITA) increased DKK 23 million to DKK 366 million (DKK 343 million). Translated at the exchange rates prevailing in last year's Q2, earnings (EBITA) would have been higher by DKK 14 million, resulting in an increase of around 11%. Operating margin (EBITA) was sustained at 16%, in spite of the lower-than-forecast operating margin in flavours.

The one-stop-supplier business model combined with more focus on major customers proved its effective worth, as Danisco has managed to enhance its market share position in the ingredients market since the beginning of the current financial year.

The progress of Q2 has demonstrated that future prospects now appear more stable and somewhat better, but the development in the world economy continues to be subject to uncertainty. The estimate for food ingredients growth continues to be 2-4%. Our target is to outgrow this forecast.

6 months:
Net sales came to DKK 4.50 billion (DKK 4.32 billion), up 4% on the same period last year. Currency adjusted growth for the last six months was 10% with organic growth of 2%. Organic growth in local currency terms would have been 3%, had fluctuations in the South American currencies against USD been taken into account. Currency adjusted growth in the company's largest product area, texturant products, was 16 %, of which organic growth accounted for 5%.

Earnings (EBITA) in the first six months rose 4% to DKK 756 million (DKK 730 million). Translated at the exchange rates prevailing in the same period last year, earnings (EBITA) would have been higher by DKK 28 million, an increase of 7%.

Markets

Europe
Net sales in Europe in DKK terms advanced 11% on last year. Organic growth was 3% compared with the same period last year. Sales in mature markets were at the same level as in last year's Q2. All product areas in Eastern Europe saw good progress with organic growth of 27%.

North America
Currency adjusted sales growth in North America came to 3% though Sweetener sales declined somewhat on the back of the competitive situation. Organic growth was down by 1% compared with last year's Q2. A 7-9% price increase in texturant products was announced in mid-September due to rapidly rising raw material prices and a more balanced supply/demand situation.

Texturant products growth was satisfactory deriving from good sales to the ice-cream industry.

Latin America
Net sales in USD terms were flat on last year's Q2. Organic growth fell by only 2% in spite of the current difficult market situation in the region. All the same, organic growth came to 15% when taking into account the development in the South American currencies against USD. This was achieved against the uncertainty of the general economic situation in the region, resulting in a decline in food producers' development of new consumer products.

Asia-Pacific
Currency adjusted sales advanced by 12% compared with the same period last year. Organic growth was 8%. China saw organic growth of around 40% and a satisfactory development for all product areas.

The market situation for texturant products continued to reflect competition from the local environment, which impacted somewhat on the

price/volume ratio. Xylitol sales were sustained at a high level, while the growth rate was relatively low due to a large market share in the existing markets.

Products

Texturant products

Currency adjusted sales in Texturant products (emulsifiers, textural ingredients and functional systems), the largest product area, grew 8% compared with last year's Q2. Organic growth was 4%, which was achieved in spite of increased price competition. Raw material prices developed satisfactorily during the period, however on a rising trend, requiring that sales prices are increased in the coming months in order to sustain operating margins. The integration of Germantown is proceeding faster than planned.

Speciality products

Currency adjusted sales in Speciality products (including flavours, bio and feed ingredients) increased by 15%. Organic growth was 4% without adjustment for the phase-out effect of bulk products within protectants. Adjusted for the last phasing-out, organic growth would have been 7%. Cultures, enzymes and speciality protectants showed satisfactory growth rates.

Flavours

Organic growth in flavour sales accounted for approximately 11%. However, a changed product mix and high raw material costs (particularly of vanilla) resulted in a decline of the operating margin (EBITA). These effects are expected to impact the operating margin for the remainder of the financial year. Sales and factory integration of Perlarom is progressing according to plan.

Sweeteners

Sweeteners showed volume growth of around 10%, while currency adjusted growth fell by 2% compared with the same period last year. Growth was impacted by price competition, notably in the American market. The Japanese market is still key to Sweeteners, and fructose sales have stabilised at a satisfactory level in spite of adverse economic conditions.

Sugar

- Sales up 2%
- Operating margin 13% (EBITA)
- Satisfactory sugar campaign

Net sales in the second quarter of 2002/03 advanced 2%, but earnings (EBITA) were down by 1% on the same period of last year. Operating margin (EBITA) was 13%, a decline on last year when the operating margin was 14%.

The lower earnings (EBITA) compared with the same period last year are due to the considerable positive currency impact from SEK in the same period last year.

The present sugar campaign is progressing smoothly, and the sugar beet quality is high. The production is expected to be significantly larger than the EU quotas.

As anticipated, the EU decided to implement a 5.4% quota adjustment in accordance with the WTO Agreement. The quota adjustment will not impact earnings (EBITA) in the current financial year. At the beginning of the financial year, one of Danisco's factories in Finland was hit by a serious fire, however, luckily no individuals were injured. Subsequently, part of the Finnish sugar consumption had to be covered by deliveries from Sweden and Denmark. The incident is not expected to impact earnings (EBITA) as Danisco was adequately insured against fire.

6 months:

Net sales in the first six months were DKK 4.24 billion (DKK 4.39 billion), corresponding to an expected 3% decline on the same period last year. Earnings (EBITA) came to DKK 596 million (DKK 634 million), corresponding to an expected 6% decline on the same period last year.

Research and Development

In the first six months of 2002/03, Danisco spent DKK 191 million on research and development, equivalent to approximately 2% of sales. The major part (around 85%) was spent in Ingredients and Sweeteners, corresponding to around 4% of Ingredients and Sweetener sales.

New products
The Hexose Oxidase enzyme has now been introduced in the baking industry and also made ready for sale to the dairy industry.

New products/product applications in the last five years account for 20% of Ingredients sales.

Danisco Venture
In the second quarter, Danisco Venture together with the German venture fund TVM were lead-investors in a EUR 10.5 million capital increase in the German company Direvo. In addition to the co-ownership, Danisco also signed a research agreement with Direvo. Founded in 2000, Direvo is a leading biotech company applying its integrated proprietary technologies to the development of better biopharmaceuticals, industrial enzymes, chemical biocatalysts and enzymes for food and feed.

Genencor
The collaboration with Genencor is progressing satisfactorily, and launch of the first products resulting from the collaboration is still set for early 2004.

Sustainability Report
Danisco's second Sustainability Report was published in mid-November and was a contributing factor to the company's listing in the Dow Jones Sustainability Index, the FTSE4Good Index and Storebrand's Sustainability Index, which is a recognition of Danisco's sustainability efforts.

Danisco Award
The Food Award 2002 worth DKK 500,000 was presented to the Danish Centre for Advanced Food Studies (LMC) at Danisco's first Food Industry Trends Symposium addressing consumer demands for quality, health and convenience. The award was given to LMC by the Danisco Foundation because of the centre's important efforts over the last 10 years within food research on an international level.

Associated undertakings
Income from the associated undertakings, Genencor and Amcor Flexible Europe, was a negative DKK 4 million, of which Genencor accounted for DKK 0 million.

Accounting policies
The accounting polices applied are unchanged from last year.

Purchase of own shares
As announced at the AGM on 5 September 2002, Danisco intends to purchase its own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation. Between 1 May 2002 and 16 December 2002, the company purchased own shares for a total of DKK 680 million, equivalent to 2,505,377 shares.

The AGM also resolved to reduce the share capital by nominally DKK 100,443,540 to DKK 1,063,992,040, corresponding to 5,022,177 shares, by cancellation of own shares. Following the expiry of the statutory notice period, the Board of Directors today, 17 December 2002, decided finally to effect the share capital reduction and to register this with the Danish Commerce and Companies Agency.

Danisco holds 1,281,000 own shares corresponding to 2.41% of the share capital.

Outlook for 2002/03

Sales
The total sales forecast remains in the range of DKK 16.7-17.8 billion. Full-year sales in Ingredients and Sweeteners are sustained in the range of DKK 8.7-9.4 billion. The sales forecast in Sugar continues to be in the range of DKK 8.0-8.4 billion.

Earnings (EBITA)
The continued adverse development in exchange rates, in particular USD, and the expected lower operating margin in flavours imply a reduction of the full-year earnings forecast (EBITA) for Ingredients and Sweeteners to around DKK 1.4 billion from the last forecast of the upper end of DKK 1.4-1.5 billion (DKK 1,316 million). The full-year earnings forecast in Sugar is sustained at DKK 1.1-1.2 billion (DKK 1,176 million).

Consolidated profit

The consolidated profit forecast for 2002/03 remains at approximately DKK 1 billion. This is partly due to lower interest payable and a reduction of tax. Q3 consolidated profit is expected to be DKK 150-200 million. Additional to the risk factors outlined below, consolidated profit may be impacted by purchase of own shares.

USD - sensitivity

A change in the USD exchange rate of DKK 1 against DKK will have a full-year impact on sales by around DKK 350 million and on earnings (EBITA) by some DKK 55 million. The impact on consolidated profit will be approximately DKK 25 million.

Other risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

17 December 2002

Anders Knutsen
Chairman of the Board of Directors

Alf Duch-Pedersen
CEO

Financial calendar

21 Feb.	2003	IR quiet period for Q3
19 Mar.	2003	Q3 Results (Nov.-Jan.)
30 Apr.	2003	End of financial year
21 May	2003	IR quiet period for 2002/03
17 Jun.	2003	Full-year Results 2002/03
21 Aug.	2003	IR quiet period for Q1
28 Aug.	2003	Annual General Meeting
22 Sep.	2003	Q1 Results (May-July)
21 Nov.	2003	IR quiet period for Q2
16 Dec.	2003	Q2 Results (Aug.-Oct.)

This announcement of quarterly results is also available at www.danisco.com.
The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website and on www.stockwise.dk.

PROFIT AND LOSS ACCOUNT 1 May - 31 October 2002

DKK million	Q2 2001/02	**Q2 2002/03**	YTD 2001/02	**YTD 2002/03**
Net sales	4,543	**4,410**	9,483	**8,640**
Cost of sales	(3,092)	**(3,010)**	(6,446)	**(5,803)**
Gross profit	1,451	**1,400**	3,037	**2,837**
Research and development costs	(97)	**(101)**	(183)	**(191)**
Distribution and sales costs	(475)	**(434)**	(986)	**(854)**
Administrative expenses	(286)	**(255)**	(603)	**(522)**
Ordinary operating profit before amortisation of goodwill	593	**610**	1,265	**1,270**
Other operating income	25	**20**	46	**32**
Other operating expenses	(15)	**(3)**	(30)	**(36)**
Operating profit before amortisation of goodwill (EBITA)	603	**627**	1,281	**1,266**
Amortisation of goodwill	(98)	**(105)**	(192)	**(207)**
Operating profit (EBIT)	505	**522**	1,089	**1,059**
Income from associated undertakings	6	**(4)**	1	**8**
Other financial expenses, net	(124)	**(93)**	(259)	**(206)**
Profit on ordinary activities before tax	387	**425**	831	**861**
Estimated tax on profit on ordinary activities	(143)	**(160)**	(306)	**(318)**
Consolidated profit	244	**265**	525	**543**
Consolidated profit attributable to minority shareholders	(9)	**(7)**	(23)	**(20)**
Danisco's share of consolidated profit	235	**258**	502	**523**
Diluted earnings per share (DEPS) DKK	4.16	**4.92**	8.88	**9.87**

CASH FLOW STATEMENT 1 May - 31 October 2002

DKK million	Q2 2001/02	**Q2 2002/03**	YTD 2001/02	**YTD 2002/03**
Cash flow from operating activities				
Danisco's share of consolidated profit	235	**258**	502	**523**
Depreciation	229	**222**	481	**442**
Amortisation of goodwill	98	**105**	192	**207**
Change in working capital	848	**631**	1,432	**1,189**
Other adjustments	(218)	**(4)**	(152)	**17**
Cash flow from operating activities	1,192	**1,212**	2,455	**2,378**
Cash flow from investing activities	(476)	**(271)**	520	**(924)**
Cash flow from financing activities	(822)	**(909)**	(3,244)	**(1,451)**
Decrease/increase in cash and cash equivalents	(106)	**32**	(269)	**3**
Cash and cash equivalents at the beginning of the period	922	**687**	1,081	**750**
Exchange adjustment of cash and cash equivalents	(20)	**(9)**	(16)	**(43)**
Cash and cash equivalents at the end of the period	796	**710**	796	**710**

OTHER SEGMENT DETAILS 1 May - 31 October 2002

Net sales by business segment

DKK million	Q2 2001/02	**Q2 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q2	Change % YTD
Ingredients and Sweeteners	2,144	**2,227**	4,322	**4,500**	4	4
Sugar	2,191	**2,234**	4,386	**4,242**	2	(3)
Other business	268	-	885	-	.	.
Unallocated 1)	(60)	**(51)**	(110)	**(102)**	.	.
Total	4,543	**4,410**	9,483	**8,640**	(3)	(9)

1) Incl. group eliminations

Net sales by geographic segment

DKK million	Q2 2001/02	**Q2 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q2	Change % YTD	Distribution % Q2	Distribution % YTD
Denmark	586	**518**	1,113	**993**	(12)	(11)	12	11
Other Nordic countries	1,240	**1,249**	2,404	**2,420**	1	1	28	28
Rest of Western Europe	919	**818**	2,262	**1,631**	(11)	(28)	19	19
Eastern Europe	289	**342**	706	**754**	18	7	8	9
North America	626	**590**	1,199	**1,183**	(6)	(1)	13	14
Latin America	209	**195**	405	**391**	(7)	(3)	4	4
Asia-Pacific	408	**416**	821	**846**	2	3	10	10
Rest of the world	266	**282**	573	**422**	6	(26)	6	5
Total	4,543	**4,410**	9,483	**8,640**	(3)	(9)	100	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q2 2001/02	**Q2 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients and Sweeteners	343	**366**	730	**756**	7	4	16	17
Sugar	300	**297**	634	**596**	(1)	(6)	13	14
Other business	4	-	14	-	.	.	.	.
Unallocated	(44)	**(36)**	(97)	**(86)**	.	.	.	.
Total	603	**627**	1,281	**1,266**	4	(1)	14	15

Operating profit (EBIT) by business segment

DKK million	Q2 2001/02	**Q2 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q2	Change % YTD	Margin % Q2	Margin % YTD
Ingredients and Sweeteners	279	**294**	607	**613**	5	1	13	14
Sugar	269	**265**	571	**532**	(1)	(7)	12	13
Other business	4	-	14	-	.	.	.	.
Unallocated	(47)	**(37)**	(103)	**(86)**	.	.	.	.
Total	505	**522**	1,089	**1,059**	3	(3)	12	12

BALANCE SHEET

Assets

DKK million	31 October 2001	30 April 2002	**31 October 2002**
Intangible fixed assets	6,975	6,871	**6,901**
Tangible fixed assets	8,664	8,461	**8,390**
Financial fixed assets	3,604	3,721	**3,670**
Fixed assets total	19,243	19,053	**18,961**
Stocks	4,287	4,806	**4,770**
Debtors	3,103	3,121	**3,280**
Investments and capital participation	85	41	**69**
Cash and cash equivalents	796	750	**710**
Current assets total	8,271	8,718	**8,829**
Assets total	27,514	27,771	**27,790**

Liabilities

	31 October 2001	30 April 2002	**31 October 2002**
Share capital 1)	1,164	1,164	**1,064**
Other reserves 1)	11,387	11,416	**10,659**
Capital and reserves total	12,551	12,580	**11,723**
Minority interests	288	296	**293**
Provisions total	2,192	2,196	**2,243**
Amounts falling due after more than one year	6,139	3,329	**3,118**
Amounts falling due within one year	6,344	9,370	**10,413**
Creditors total	12,483	12,699	**13,531**
Liabilities total	27,514	27,771	**27,790**

Changes in capital and reserves

DKK million	31 October 2001	**31 October 2002**
Balance at the beginning of the period	12,837	**12,580**
Profit for the period	502	**523**
Dividends paid	(339)	**(314)**
Repurchase of own shares	(140)	**(633)**
Exchange rate adjustment of foreign subsidiary undertakings, etc.	(263)	**(448)**
Other movements in capital and reserves	(46)	**15**
Balance at the end of the period	12,551	**11,723**

Own shares[1)]

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2002	3,797,800	75,956	6.52
Purchase	2,310,377	46,208	
Reduction of share capital	(5,022,177)	(100,444)	
Holding at 31 October 2002	**1,086,000**	**21,720**	**2.04**

[1)] On 5 September 2002, the AGM adopted a reduction of share capital by nominally DKK 100.4 million to DKK 1,064.0 million through cancellation of own shares. After expiry of the statutory notice, the Board of Directors today decided finally to effect the capital reduction and to register the capital reduction with The Danish Commerce and Companies Agency.

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May - 31 October 2002

Q2 2002/03 compared to Q2 2001/02

Change in %	Growth	Change in currency[1])	**Currency adjusted growth[1]**	Acquisitions	**Organic growth[1]**	Distribution of sales % Q2
Sales growth in geographic segment						
Europe	11	-	**11**	8	**3**	42
North America	(5)	(8)	**3**	4	**(1)**	27
Latin America	(7)	(7)	**-**	2	**(2)**	9
Asia-Pacific	5	(7)	**12**	4	**8**	18
Rest of the world	19	(4)	**23**	6	**17**	4
Total	4	(4)	**8**	5	**3**	100
Sales growth in product segment						
Texturant products	3	(5)	**8**	4	**4**	47
Speciality products	11	(4)	**15**	11	**4**	37
Sweeteners	(6)	(4)	**(2)**	-	**(2)**	16
Total	4	(4)	**8**	5	**3**	100

YTD 2002/03 compared to YTD 2001/02

Change in %	Growth	Change in currency[1])	**Currency adjusted growth[1]**	Acquisitions	**Organic growth[1]**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	7	(1)	**8**	6	**2**	43
North America	(1)	(10)	**9**	11	**(2)**	26
Latin America	(2)	(9)	**7**	5	**2**	9
Asia-Pacific	5	(8)	**13**	8	**5**	18
Rest of the world	20	(5)	**25**	7	**18**	4
Total	4	(6)	**10**	8	**2**	100
Sales growth in product segment						
Texturant products	9	(7)	**16**	11	**5**	47
Speciality products	5	(5)	**10**	9	**1**	36
Sweeteners	(6)	(5)	**(1)**	-	**(1)**	17
Total	4	(6)	**10**	8	**2**	100

[1]) Based on input from Latin American countries in USD, the decrease in local currencies against USD is not included in "Change in currency".

Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

4.

DANISCO

First you add knowledge...

19 March 2003

Announcement of Results for Q3 2002/03

(November 2002 - January 2003)

Announcement of Results for Q3 2002/03

1 November 2002 - 31 January 2003
(unaudited)

19 March 2003

Earnings per share up 16%

Operating profit (EBITA) increased 6% on last year's Q3 despite challenging market conditions, proving Danisco's ability to grow earnings in a demanding economic environment.

- **Operating profit (EBITA) grew 6% to DKK 495 million (DKK 468 million)**
  Operating margin (EBITA) was 13% – up 1 percentage point.
  Given unchanged exchange rates, earnings (EBITA) in Ingredients and Sweeteners grew 16%.
- **Consolidated profit grew 9% to DKK 178 million (DKK 164 million)**
  The lower USD rate resulted in lower financials.
- **Earnings per share advanced 16% to DKK 3.31 (DKK 2.86)**
  Buy-back of own shares YTD for DKK 711 million, corresponding to 2.6 million shares, and the positive development in financials raised earnings per share considerably.

Outlook

- Consolidated sales expected in the range of DKK 16.5-17.0 billion on account of the development in the USD rate.
- EBITA for Ingredients and Sweeteners is adjusted to around DKK 1,350 million. The weak exchange rates, mainly USD, impact the full-year outlook by around DKK 70 million. The uncertainty in the forecast has increased due to general market conditions.
- EBITA forecast in Sugar unchanged at DKK 1.1-1.2 billion.
- Consolidated profit expected to be in the range of DKK 950-1,000 million.
- Danisco expects to continue to buy back own shares on market terms up to the start of our quiet period on 21 May 2003.

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		Q3 2001/02	**Q3 2002/03**	YTD 2001/02	**YTD 2002/03**
Profit and loss account in DKK million					
Net sales		3,949	**3,827**	13,432	**12,467**
of which main business areas		3,843	**3,827**	12,454	**12,467**
Operating profit before amortisation of goodwill (EBITA)		468	**495**	1,749	**1,761**
of which main business areas		474	**495**	1,741	**1,761**
Amortisation of goodwill		(100)	**(103)**	(292)	**(310)**
Operating profit (EBIT)		368	**392**	1,457	**1,451**
of which main business areas		374	**392**	1,449	**1,451**
Profit on ordinary activities before tax		276	**296**	1,107	**1,157**
Consolidated profit		164	**178**	689	**721**
Danisco's share of consolidated profit		158	**172**	660	**695**
Cash flows in DKK million					
Cash flow from operating activities		(1,211)	**(1,012)**	1,244	**1,366**
Cash flow from investing activities		152	**(250)**	672	**(1,174)**
Cash flow from financing activities		971	**1,131**	(2,273)	**(320)**
Total cash flow		(88)	**(131)**	(357)	**(128)**
Financial ratios 1)					
Diluted average number of shares	'000	55,527	**51,938**	56,169	**52,645**
Diluted earnings per share (DEPS)	DKK	2.86	**3.31**	11.74	**13.21**
Diluted cash flow per share 2)	DKK	(22.00)	**(19.48)**	22.15	**25.95**
Diluted number of shares period end	'000			54,804	**51,788**
Diluted book value per share (BV)	DKK			228	**219**

	31 January 2002	30 April 2002	**31 January 2003**
Balance sheet in DKK million			
Assets total	**29,296**	27,771	**27,641**
Equity	**12,498**	12,580	**11,321**
Interest-bearing debt, net	**10,035**	9,182	**9,637**
Invested capital	**20,719**	19,993	**19,689**

1) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.
2) The negative cash flow in the third quarter results from Sugar division's ordinary season for payment of beet growers and stock building.

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies. Please see Danisco's Annual Report 2001/02 for definitions.

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs about 8,000 people in some 40 countries. In 2001/02, Danisco boasted net sales of DKK 17.7 billion. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavourings and sweeteners such as xylitol and fructose. Many of these ingredients are produced from natural raw materials and contribute for instance to improving the texture of products such as bread, ice cream and yoghurt. Danisco is also one of the largest and most efficient sugar producers in Europe.

OPERATING PROFIT FOR DANISCO'S STRATEGIC PLATFORM
Ingredients, Sweeteners and Sugar
1 May 2002 - 31 January 2003

DKK million	YTD 2000/01	YTD 2001/02	**YTD 2002/03**
Net sales	11,781	12,454	**12,467**
Cost of sales	(8,063)	(8,394)	**(8,341)**
Gross profit	3,718	4,060	**4,126**
Research and development costs	(264)	(290)	**(299)**
Distribution and sales costs	(1,116)	(1,272)	**(1,299)**
Administrative expenses	(789)	(798)	**(777)**
Ordinary operating profit before amortisation of goodwill	1,549	1,700	**1,751**
Other operating income	121	78	**59**
Other operating expenses	(42)	(37)	**(49)**
Operating profit before amortisation of goodwill (EBITA)	1,628	1,741	**1,761**
Amortisation of goodwill	(280)	(292)	**(310)**
Operating profit (EBIT), strategic platform	1,348	1,449	**1,451**

DKK million	YTD 2000/01	YTD 2001/02	**YTD 2002/03**
Operating profit (EBIT), strategic platform	1,348	1,449	**1,451**
Operating profit (EBIT), other activities	39	8	**0**
Operating profit (EBIT)	1,387	1,457	**1,451**
Income from associated undertakings	14	5	**2**
Other financial expenses, net	(398)	(355)	**(296)**
Profit on ordinary activities before tax	1,003	1,107	**1,157**
Estimated tax on profit on ordinary activities	(361)	(418)	**(436)**
Consolidated profit	642	689	**721**
Consolidated profit attributable to minority shareholders	(24)	(29)	**(26)**
Danisco's share of consolidated profit	618	660	**695**
Diluted earnings per share (DEPS) DKK	10.74	11.74	**13.21**
Index DEPS	100	109	**123**

Ingredients and Sweeteners

- 7% earnings (EBITA) growth
- EBITA margin up 1 percentage point
- Higher prices for emulsifiers in North America

Organic sales growth was 5%. Adjusted for the local currency development in Latin America, organic growth would have been 8%. Earnings (EBITA) grew 7% to DKK 257 million with operating margin of 13%, up 1 percentage point compared to the same period last year. Translated at the exchange rates prevailing in last year's Q3, earnings (EBITA) would have been DKK 280 million, equivalent to earnings growth of 16% compared to the same period last year.

9 months:
Net sales grew 3% to DKK 6,497 million. Earnings (EBITA) were DKK 1,013 million, corresponding to an operating margin of 16%, outperforming our financial target. Translated at the exchange rates prevailing in last year's Q3, net sales and EBITA would have been DKK 6,913 million and DKK 1,064 million respectively.

First you add knowledge...
Market growth is considered to be unchanged. Food producers maintained their efforts to streamline their supply chain and extract additional value from their suppliers. Our "one-stop-supplier" strategy with focus on "knowledge management" places us in a preferred position. The 10 largest customers account for 15% of Ingredients sales.

Markets

Europe
Currency adjusted net sales in Europe increased 8%. Adjusted for acquisitions, organic growth was negative by 1%, which is accounted for by lower sales to the baking industry and the flavour-consuming industry. Sales in Eastern Europe remained strong with growth of around 40%

North America
Organic sales growth was 2%. The North-American market reported strong demand for functional systems and speciality products for the baking and dairy industries. Sales in Sweeteners saw a satisfactory development in all product areas. The market for Texturant products remained exposed to price competition, but we managed to implement the earlier announced price increases of 7-9%.

Latin America
The region still suffers from great economic uncertainty. Organic growth was negative by 9% in USD terms, which is satisfactory in the light of the region's general economic climate.

Asia-Pacific
Net sales showed organic growth of 21% compared with the same period last year. The main reasons continue to be growth in China, where all product areas recorded high organic growth totalling approximately 150%. Also, fructose sales in Japan are on the rise after a low-growth period. Sales of xylitol were stable.

Products

Texturant products
The largest product area, Texturant products (emulsifiers, textural ingredients and functional systems), representing close to 50% of sales in Ingredients and Sweeteners, recorded organic growth of 7%. Volume growth was close to 4% compared to the same period last year. This is satisfactory considering the rising raw material prices and the continued price competition. Good capacity utilization helped improve the operating margin.

Speciality products
Organic growth in Speciality products (including flavours, bio and feed ingredients) was 4%. Adjusted for the phasing-out of products with a low contribution margin, organic growth was 9%. Bio-ingredients saw satisfactory progress with enzymes and protectants recording good growth rates.

Flavours
Growth in flavours remained high with organic growth of 8%. Operating margin (EBITA) is still at an unacceptable level due to high raw material prices and a changed product mix, but managed to climb on Q2. In Q3, the management of Flavours was considerably strengthened. Normal-level earnings are

expected to be achieved in the new financial year.

Sweeteners
Organic growth in Sweeteners was 6% with a negative impact from price competition, which, however, also resulted in a 12% volume increase. Lactitol sales saw a very satisfactory development.

Sugar

- Record-high sugar production
- EBITA margin up 1 percentage point
- Efficient production

Net sales were DKK 1.88 billion, down 1% compared to the same period last year. Earnings (EBITA) increased 4% to DKK 279 million, resulting in a 1-percentage point increase in operating margin (EBITA) to 15%. This is mainly explained by increased sales of molasses and lower production costs.

The sugar crop output totalled 1,363,000 tonnes, outgrowing last year's output by 103,000 tonnes and also our total he quota by 25%.

The sugar beet content was higher than usual and volumes were bigger, resulting in lower production costs.

The sugar campaign progressed satisfactorily and production efficiency improved, thus setting several production records.

9 months:
Net sales were DKK 6.12 billion, in line with the expected 3% decline. Earnings (EBITA) came to DKK 875 million, an expected 3% decline compared to the same period last year.

Research and development
In the first nine months of 2002/03, Danisco spent DKK 299 million (DKK 290 million) on research and development. The lower net sales resulted in an increase in the sales/research and development ratio from 2.2% to 2.4%. The major part (around 80%) was spent in Ingredients and Sweeteners, corresponding to 3.7% of sales in Ingredients and Sweeteners.

Products less than five years old continue to account for around 20% with Specialities representing the largest part. Our development partnership with Genencor is progressing as planned.

Branding
Danisco has launched a branding process to sharpen the company's profile towards investors, customers, employees and other stakeholders. The campaign is one of the first examples of branding a business-to-business corporation. Some of our stakeholders have already expressed appreciation of our initiative.

Sustainability Report
Within the past year, we have made progress in integrating sustainability in the way we do business. An intensified dialogue with our stakeholders clearly shows that sustainable development is important to them and that in the future, our cooperation will build on the principles behind sustainability. We have made progress in forming partnerships and direct cooperation with suppliers and customers. We have set up a Danisco Advisory Board on sustainable development and initiated the implementation of key performance indicators for the social area.

Corporate Governance
Danisco's rules and practices within Corporate Governance were reviewed in 2002, and were found to comply with the suggested requirements for Danish listed companies. There were no major changes, but a number of clarifications, adjustments and new initiatives were implemented. The Board of Directors intends to review the rules and practices once a year.

Associated undertakings
Income from the associated undertakings, Genencor and Amcor Flexible Europe, was negative by DKK 6 million, of which Genencor accounted for a negative DKK 11 million.

Accounting policies
The accounting policies applied are unchanged from last year.

Purchase of own shares
As announced at the AGM on 5 September 2002, Danisco intends to purchase its own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure,

for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation. Between 17 December 2002 and 18 March 2003, the company purchased own shares for a total of DKK 62 million, equivalent to 263,000 shares.

From 1 May 2002 to 18 March 2003, Danisco bought back own shares for DKK 741 million, corresponding to 2,768,377 shares.

At 18 March 2003, Danisco's holds 1,544,000 own shares corresponding to 2.90% of the share capital.

Danisco expects to purchase own shares on market terms up to the start of our quiet period on 21 May 2003.

Outlook for 2002/03

The general market conditions and the weak exchange rates, mainly USD, have increased the uncertainty and caused an adjustment of our outlook.

Sales

Total sales are now expected to be in the range of DKK 16.5–17.0 billion against the previous forecast of DKK 16.7–17.8 billion. Full-year sales in Ingredients and Sweeteners are expected in the range of DKK 8.5–8.8 billion against the earlier announced range of DKK 8.7–9.4 billion on account of the development in the USD rate. The sales forecast in Sugar continues to be in the range of DKK 8.0-8.2 billion.

Earnings (EBITA)

The full-year earnings forecast (EBITA) in Ingredients and Sweeteners is expected to be around DKK 1,350 million (DKK 1,316 million) against the earlier expectation of around DKK 1.4 billion. If exchange rates had remained at our USD budget rate (DKK 8.35), this would have had a favourable impact of around DKK 70 million. The new expectation is based on an average USD rate of DKK 6.88 for the remaining part of the current financial year. The full-year earnings forecast in Sugar is sustained at DKK 1.1–1.2 billion (DKK 1,176 million).

Consolidated profit

Consequently, consolidated profit for 2002/03 is expected to be in the range of DKK 950-1,000 million. Additional to the risk factors outlined below, consolidated profit will be impacted by the repurchase of own shares.

Other risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

19 March 2003

Anders Knutsen,
Chairman of the Board of Directors

Alf Duch-Pedersen
CEO

Financial calendar

30 Apr.	2003	End of financial year
21 May	2003	IR quiet period for 2002/03
17 Jun.	2003	Full-year Results 2002/03
21 Aug.	2003	IR quiet period for Q1
28 Aug.	2003	Annual General Meeting
22 Sep.	2003	Q1 Results (May-July)
21 Nov.	2003	IR quiet period for Q2
16 Dec.	2003	Q2 Results (Aug.-Oct.)
19 Feb.	2004	IR quiet period for Q3
18 Mar.	2004	Q3 Results (Nov.-Jan.)

This announcement of quarterly results is also available at www.danisco.com.
The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed on the above website and on www.stockwise.dk.

For further information, please contact:

Investor & Analyst Relations:
Pia Berndt, Investor Relations, tel.: + 45 3266 2924, mobile: + 45 4010 5709, sfpb@danisco.com
Dan Togo Jensen, Investor Relations, tel.: + 45 3266 2925, mobile: + 45 4043 4397, sfdtj@danisco.com

Media & Press Relations:
Carsten Sivertsen, Media Relations, tel.: + 45 3266 2926, mobile: + 45 2145 2034, sfcsi@danisco.com
Natalie Weber, Media Relations, tel.: + 45 3266 2927, mobile: + 45 2876 5104, sfnwq@danisco.com

PROFIT AND LOSS ACCOUNT 1 May 2002 - 31 January 2003

DKK million	Q3 2001/02	**Q3 2002/03**	YTD 2001/02	**YTD 2002/03**
Net sales	3,949	**3,827**	13,432	**12,467**
Cost of sales	(2,676)	**(2,538)**	(9,122)	**(8,341)**
Gross profit	1,273	**1,289**	4,310	**4,126**
Research and development costs	(107)	**(108)**	(290)	**(299)**
Distribution and sales costs	(442)	**(445)**	(1,428)	**(1,299)**
Administrative expenses	(275)	**(255)**	(878)	**(777)**
Ordinary operating profit before amortisation of goodwill	449	**481**	1,714	**1,751**
Other operating income	32	**27**	78	**59**
Other operating expenses	(13)	**(13)**	(43)	**(49)**
Operating profit before amortisation of goodwill (EBITA)	468	**495**	1,749	**1,761**
Amortisation of goodwill	(100)	**(103)**	(292)	**(310)**
Operating profit (EBIT)	368	**392**	1,457	**1,451**
Income from associated undertakings	4	**(6)**	5	**2**
Other financial expenses, net	(96)	**(90)**	(355)	**(296)**
Profit on ordinary activities before tax	276	**296**	1,107	**1,157**
Estimated tax on profit on ordinary activities	(112)	**(118)**	(418)	**(436)**
Consolidated profit	164	**178**	689	**721**
Consolidated profit attributable to minority shareholders	(6)	**(6)**	(29)	**(26)**
Danisco's share of consolidated profit	158	**172**	660	**695**
Diluted earnings per share (DEPS) DKK	2.86	**3.31**	11.74	**13.21**

CASH FLOW STATEMENT 1 May 2002 - 31 January 2003

DKK million	Q3 2001/02	**Q3 2002/03**	YTD 2001/02	**YTD 2002/03**
Cash flow from operating activities				
Danisco's share of consolidated profit	158	**172**	660	**695**
Depreciation	222	**213**	703	**655**
Amortisation of goodwill	100	**103**	292	**310**
Change in working capital	(1,778)	**(1,485)**	(346)	**(296)**
Other adjustments	87	**(15)**	(65)	**2**
Cash flow from operating activities	(1,211)	**(1,012)**	1,244	**1,366**
Cash flow from investing activities	152	**(250)**	672	**(1,174)**
Cash flow from financing activities	971	**1,131**	(2,273)	**(320)**
Decrease/increase in cash and cash equivalents	(88)	**(131)**	(357)	**(128)**
Cash and cash equivalents at the beginning of the period	796	**710**	1,081	**750**
Exchange adjustment of cash and cash equivalents	14	**(24)**	(2)	**(67)**
Cash and cash equivalents at the end of the period	722	**555**	722	**555**

OTHER SEGMENT DETAILS 1 May 2002 - 31 January 2003

Net sales by business segment

DKK million	Q3 2001/02	**Q3 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q3	Change % YTD
Ingredients and Sweeteners	1,991	**1,997**	6,313	**6,497**	-	3
Sugar	1,902	**1,879**	6,288	**6,121**	(1)	(3)
Other business	110	**-**	995	**-**	.	.
Unallocated 1)	(54)	**(49)**	(164)	**(151)**	.	.
Total	3,949	**3,827**	13,432	**12,467**	(3)	(7)

1) Incl. group eliminations

Net sales by geographic segment

DKK million	Q3 2001/02	**Q3 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q3	Change % YTD	Distribution % Q3	Distribution % YTD
Denmark	509	**469**	1,622	**1,462**	(8)	(10)	12	12
Other Nordic countries	1,039	**1,112**	3,443	**3,532**	7	3	29	28
Rest of Western Europe	778	**728**	3,040	**2,359**	(6)	(22)	19	19
Eastern Europe	290	**256**	996	**1,010**	(12)	1	7	8
North America	608	**527**	1,807	**1,710**	(13)	(5)	14	14
Latin America	212	**166**	617	**557**	(22)	(10)	4	4
Asia-Pacific	362	**406**	1,183	**1,252**	12	6	11	10
Rest of the world	151	**163**	724	**585**	8	(19)	4	5
Total	3,949	**3,827**	13,432	**12,467**	(3)	(7)	100	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q3 2001/02	**Q3 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients and Sweeteners	241	**257**	971	**1,013**	7	4	13	16
Sugar	268	**279**	902	**875**	4	(3)	15	14
Other business	(6)	**-**	8	**-**	.	.	.	.
Unallocated	(35)	**(41)**	(132)	**(127)**	.	.	.	.
Total	468	**495**	1,749	**1,761**	6	1	13	14

Operating profit (EBIT) by business segment

DKK million	Q3 2001/02	**Q3 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients and Sweeteners	176	**186**	783	**799**	6	2	9	12
Sugar	237	**247**	808	**779**	4	(4)	13	13
Other business	(6)	**-**	8	**-**	.	.	.	.
Unallocated	(39)	**(41)**	(142)	**(127)**	.	.	.	.
Total	368	**392**	1,457	**1,451**	7	-	10	12

BALANCE SHEET

Assets

DKK million	31 January 2002	30 April 2002	**31 January 2003**
Intangible fixed assets	6,992	6,871	**6,675**
Tangible fixed assets	8,722	8,461	**8,190**
Financial fixed assets	3,694	3,721	**3,510**
Fixed assets total	19,408	19,053	**18,375**
Stocks	5,886	4,806	**5,734**
Debtors	3,252	3,121	**2,910**
Investments and capital participation	28	41	**67**
Cash and cash equivalents	722	750	**555**
Current assets total	9,888	8,718	**9,266**
Assets total	29,296	27,771	**27,641**

Liabilities and equity

DKK million	31 January 2002	30 April 2002	**31 January 2003**
Share capital[1)]	1,164	1,164	**1,064**
Other reserves[1)]	11,334	11,416	**10,257**
Equity total	12,498	12,580	**11,321**
Minority interests	299	296	**299**
Provisions total	2,220	2,196	**2,183**
Amounts falling due after more than one year	7,961	3,329	**4,336**
Amounts falling due within one year	6,318	9,370	**9,502**
Creditors total	14,279	12,699	**13,838**
Liabilities and equity total	29,296	27,771	**27,641**

Changes in equity

DKK million	31 January 2002	**31 January 2003**
Balance at the beginning of the period	12,837	**12,580**
Profit for the period	660	**695**
Dividends paid	(339)	**(314)**
Repurchase of own shares	(520)	**(711)**
Exchange rate adjustment of foreign subsidiary undertakings, etc.	(101)	**(857)**
Other movements in equity	(39)	**(72)**
Balance at the end of the period	12,498	**11,321**

Own shares[1)]

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2002	3,797,800	75,956	6.52
Purchase	2,636,377	52,728	
Reduction of share capital	(5,022,177)	(100,444)	
Holding at 31 January 2003	**1,412,000**	**28,240**	**2.65**

1) On 5 September 2002 the share capital was reduced by nominally DKK 100.4 million to DKK 1,064.0 million through cancellation of own shares.

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May 2002 - 31 January 2003

Q3 2002/03 compared to Q3 2001/02

Change in %	Growth	Change in currency[1]	**Currency adjusted growth[1]**	Acquisitions	**Organic growth[1]**	Distribution of sales % Q3
Sales growth in geographic segment						
Europe	6	(2)	**8**	9	**(1)**	42
North America	(13)	(15)	**2**	-	**2**	26
Latin America	(22)	(13)	**(9)**	-	**(9)**	8
Asia-Pacific	11	(12)	**23**	2	**21**	19
Rest of the world	79	(1)	**80**	9	**71**	5
Total	-	(9)	**9**	4	**5**	100
Sales growth in product segment						
Texturant products	(3)	(10)	**7**	-	**7**	47
Speciality products	7	(8)	**15**	11	**4**	37
Sweeteners	(2)	(8)	**6**	-	**6**	16
Total	-	(9)	**9**	4	**5**	100

YTD 2002/03 compared to YTD 2001/02

Change in %	Growth	Change in currency[1]	**Currency adjusted growth[1]**	Acquisitions	**Organic growth[1]**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	7	(1)	**8**	7	**1**	42
North America	(5)	(12)	**7**	7	**-**	26
Latin America	(9)	(11)	**2**	3	**(1)**	9
Asia-Pacific	7	(9)	**16**	6	**10**	19
Rest of the world	37	(4)	**41**	8	**33**	4
Total	3	(7)	**10**	7	**3**	100
Sales growth in product segment						
Texturant products	5	(8)	**13**	7	**6**	47
Speciality products	5	(6)	**11**	9	**2**	36
Sweeteners	(5)	(6)	**1**	-	**1**	17
Total	3	(7)	**10**	7	**3**	100

1) Based on the fact that the input from Latin American countries is in USD, and therefore the decrease in local currencies compared to USD is not included in "Change in currency".

Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

5

DANISCO

First you add knowledge...

17 June 2003
Announcement of Results for 2002/03
1 May 2002 – 30 April 2003

Danisco the last 12 months

7 May	2002	Acquisition of Perlarom (Belgian flavour house)
10 July	2002	HOWARU™ cultures introduced
5 September	2002	Annual General Meeting
18 September	2002	Announcement of Q1 Results
11 November	2002	Danisco listed on three sustainability indexes
26 November	2002	Danisco Venture invests in Direvo (German biotech company)
2 December	2002	Danisco expands pectin production in Czech Republic
17 December	2002	Announcement of Q2 Results
3 February	2003	Danisco Sugar announces record-high sugar production
19 March	2003	Announcement of Q3 Results
20 March	2003	Danisco invests DKK 40 million in pectin production in Mexico
30 April	2003	Danisco introduces non-melting ice lolly

Post balance-sheet date events

12 May	2003	Holding of own shares
14 May	2003	Danisco listed on Nordic Sustainability Index

Announcement of Results for 2002/03
1 May 2002 – 30 April 2003

17 June 2003

Danisco's earnings per share increased 17%

Danisco maintains a satisfactory cash flow against adverse trends in the world economy, allowing us to continue the strategy and further strengthen our business platform.

- **Earnings (EBITA) were unchanged at DKK 2,316 million (DKK 2,315 million)**
  Operating margin (EBITA) was 14.0 % – up almost 1 percentage point. Translated at unchanged exchange rates, earnings (EBITA) would have been around DKK 2,400 million.

- **Consolidated profit grew 8% to DKK 1,017 million (DKK 940 million)**
  Profit exceeded the expectation announced at Q3 of around DKK 950 million. Lower interest rates and a lower USD rate impacted financial expenditure favourably.

- **Earnings per share advanced 17% to DKK 19.02 (DKK 16.24)**
  Buyback of own shares and the positive development in financials boosted earnings per share considerably.

- **Proposed dividend of DKK 6.25 per share (DKK 6.00)**
  The aim is to distribute surplus capital through share buyback and dividend payment out of profit for the year.

Outlook 2003/04

- Sales expected in the range of DKK 16.0 – 17.0 billion.
- Earnings (EBITA) expected in the range of DKK 2,100 – 2,300 million, on the back of current exchange rates and the changes in the EU sugar regime.
- Consolidated profit expected in the range of DKK 900 – 1,000 million.

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		1998/99	1999/00	2000/01	2001/02	2002/03
Profit and loss account in DKK million						
Net sales		19,219	27,829	23,492	17,666	16,551
of which main business areas		*10,032*	*14,991*	*15,826*	*16,634*	*16,551*
Operating profit before amortisation of goodwill, etc. (EBITA)		2,133	2,577	2,306	2,315	2,316
of which main business areas		*1,448*	*1,771*	*2,195*	*2,308*	*2,316*
Amortisation of goodwill		(546)	(539)	(437)	(399)	(404)
Operating profit (EBIT)		1,587	2,038	1,869	1,916	1,912
of which main business areas		*1,024*	*1,400*	*1,821*	*1,909*	*1,912*
Financials (net)		*(227)*	*(517)*	*(501)*	*(449)*	*(350)*
Profit on ordinary activities before tax		1,360	1,521	1,368	1,467	1,562
Profit on ordinary activities		936	871	906	940	1,017
Consolidated profit		936	1,282	112	940	1,017
Cash flows in DKK million						
Cash flow from operating activities		1,992	2,342	2,182	2,064	1,987
Cash flow from investing activities		(3,435)	(9,485)	2,135	566	(1,457)
of which investments in intangible fixed assets, net		(176)	(139)	(65)	(46)	(90)
of which investments in tangible fixed assets, net		(1,069)	(1,295)	(1,136)	(754)	(797)
Cash flow from financing activities		1,686	6,590	(3,840)	(2,952)	(798)
Total cash flow		243	(553)	477	(322)	(268)
Balance sheet in DKK million						
Assets total		25,614	36,829	31,956	27,771	26,540
Equity		12,265	13,690	12,795	12,580	11,420
Interest-bearing debt, net		5,763	12,669	11,278	9,182	9,439
Invested capital		19,693	25,374	23,007	19,993	19,464
Financial ratios in %						
Operating margin (EBITA)		11.1	9.3	9.8	13.1	14.0
Operating margin (EBIT)		8.3	7.3	8.0	10.8	11.6
Return on average invested capital (ROAIC)		8.9	8.4	7.7	9.3	9.8
Return on average equity		7.5	6.4	6.6	7.1	8.3
Solvency ratio		47.9	37.2	40.0	45.3	43.0
Share data						
Average number of shares excluding own shares	'000	58,566	57,891	57,377	55,734	52,366
Diluted average number of shares excluding own shares	'000	58,566	57,891	57,444	55,795	52,372
Diluted number of shares at year-end excluding own shares	'000	58,007	57,547	56,517	54,447	51,127
Earnings per share:						
Basic (EPS)	DKK	15.83	14.44	15.22	16.24	19.02
Diluted (DEPS)	DKK	15.83	14.44	15.20	16.22	19.02
Diluted, amortisation of goodwill added (DEPSAA)	DKK	25.15	23.75	22.80	23.37	26.73
Diluted cash flow per share	DKK	34.01	40.45	37.98	36.99	37.94
Diluted net asset value per share (NAV)	DKK	211	238	226	231	223
Market price per share	DKK	325	247	292	283	243
Other data						
Average number of employees		15,413	17,712	14,680	9,105	8,356

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Society of Financial Analysts, on the basis of the Group's accounting policies. Please see Danisco's Annual Report 2001/02 for definitions.

OPERATING PROFIT FOR DANISCO'S STRATEGIC PLATFORM
Ingredients, Sweeteners and Sugar
1 May 2002 - 30 April 2003

DKK million	YTD 2000/01	YTD 2001/02	**YTD 2002/03**
Net sales	15,826	16,634	**16,551**
Cost of sales	(10,859)	(11,209)	**(11,040)**
Gross profit	4,967	5,425	**5,511**
Research and development costs	(380)	(427)	**(445)**
Distribution and sales costs	(1,484)	(1,715)	**(1,772)**
Administrative expenses	(1,076)	(1,059)	**(1,045)**
Ordinary operating profit before amortisation of goodwill	2,027	2,224	**2,249**
Other operating income	193	131	**155**
Other operating expenses	(25)	(47)	**(88)**
Operating profit before amortisation of goodwill (EBITA)	2,195	2,308	**2,316**
Amortisation of goodwill	(374)	(399)	**(404)**
Operating profit (EBIT), strategic platform	1,821	1,909	**1,912**

Operating profit (EBIT), strategic platform	1,821	1,909	**1,912**
Operating profit (EBIT), other activities	48	7	**0**
Operating profit (EBIT)	1,869	1,916	**1,912**
Income from associated undertakings	34	(8)	**22**
Other financial expenses, net	(535)	(441)	**(372)**
Profit on ordinary activities before tax	1,368	1,467	**1,562**
Tax on profit on ordinary activities	(462)	(527)	**(545)**
Profit on ordinary activities	906	940	**1,017**
Gains on disposal of divisions	297	-	**-**
Writedown of undertakings under divestment	(1,091)	-	**-**
Consolidated profit	112	940	**1,017**
Consolidated profit attributable to minority shareholders	(33)	(35)	**(21)**
Danisco's share of consolidated profit	79	905	**996**
Diluted earnings per share (DEPS) DKK	15.20	16.22	**19.02**
Index DEPS	100	107	**125**

Ingredients and Sweeteners

DKK million	Q4 2001/02	**Q4 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q4	Change % YTD
Net sales						
- Texturant products	1,080	**1,039**	4,055	**4,172**	(4)	3
- Speciality products	730	**787**	2,996	**3,175**	8	6
- Sweeteners	409	**381**	1,584	**1,495**	(7)	(6)
Unallocated[1)]	(42)	**(53)**	(145)	**(191)**	.	.
Total	2,177	**2,154**	8,490	**8,651**	(1)	2

[1)] Incl. group eliminations

EBITA	345	**322**	1,316	**1,335**	(7)	1
EBITA margin	15.8	**14.9**	15.5	**15.4**	(6)	(1)

- **Market shares sustained**
- **11% volume growth in Texturants**
- **Organic growth target met in Q4**

Growth target achieved

Organic growth was 3% compared with 2001/02. Adjusted for local currency development in Latin America, the growth rate was 6%. Organic growth in Q4 was 5% against Q4 of last year. Full-year and Q4 growth rates complied with our target of outperforming market growth by 30-50%.

Adverse impact of USD-rate

Earnings (EBITA) were adversely impacted by the weak USD rate. We managed to achieve an operating margin (EBITA) of 15% in accordance with the financial targets. Translated at unchanged exchange rates, EBITA would have been DKK 1,423 million.

Market growth continues around 2-4% in 2003/04

Market growth for ingredients is sustained at 2-4%. We continue our efforts to enter into partnership with our customers to ensure that our most important resource – knowledge of food ingredients – is applied efficiently with the best possible benefit for our stakeholders. Being a knowledgeable and efficient organisation is what makes Danisco a preferred partner for the food industry.

Product areas

Texturant products

Satisfactory growth

Texturant products (emulsifiers, textural ingredients and functional systems), the largest product group in Ingredients and Sweeteners, achieved the growth target with organic growth of 6% compared to last year. Sales in all product groups saw a satisfactory development. Volume growth was satisfactory at 11% compared with last year, with acquisitions accounting for 5%.
The stable/favourable development in raw material prices combined with optimal capacity utilization allowed us to sustain operating margin at a satisfactory level. In the course of the year, we decided to expand capacity at our pectin plant in Mexico to accommodate demand.

Speciality products
Organic growth for speciality products (including flavours, feed and bio-ingredients) rose 2%, and acquisitions represented 11%, in total 13%. Adjusted for products that we are phasing out, organic growth was 7%. Growth in bio-ingredients, notably enzymes and cultures, was satisfactory.

Flavours

Flavours improving

Organic growth in Flavours was satisfactory at 7% compared with last year, with operating margin (EBITA) on a rising trend in Q4. In the wake of the Perlarom acquisition, and in order to boost our analytical and technical knowledge, innovation efforts have been focused at Danisco's Dutch flavour centre to provide the foundation for sustaining profitable growth. Normal-level earnings are expected to be achieved in the 2003/04 financial year.

Sweeteners

High volume growth but lower prices

Organic growth was 1% compared with last year, reflecting volume growth in a number of product groups of around 11%. Xylitol sales in Japan and South Korea continued their very satisfactory trend. Sweetener sales to the North American market were still characterised by price competition and good volume progress.

Geographic markets

Europe

Weak growth in mature markets

Organic growth was 2% compared with 2001/02, with acquisitions adding 8%. Sales were influenced by low economic growth in Europe, while organic growth in Eastern Europe, including Russia, was around 30%, mainly on account of good sales in Texturants and Specialities. The non-melting ice lolly was marketed primarily in Europe, where customers welcomed the new concept. It is our estimate that we maintained market shares in Europe while progressing in Eastern Europe and Russia.

North America

Price increase at end of period

Net sales organic growth was 1%. The market for Texturant products was subject to price competition throughout the year due to added capacity. Moderate price increases of 7-9 % were implemented late in the period when the market situation developed favourably.

The market saw healthy demand in all product groups, particularly within sugar-free products for the ice-cream industry. It is Danisco's estimate that we have increased our market share in the region.

Latin America

Two-digit growth in local currency

On the back of the general economic uncertainty prevailing in the region throughout the year, Danisco achieved two-digit sales growth in local currency, which is satisfactory. Notably the last part of the period saw growing optimism, but the uncertainty continues. Products for the meat and dairy industries in particular were in healthy demand. At present, it is difficult to assess the market situation and hence our market share.

Asia-Pacific

Growing sales to food industry in China

Growth in the region was satisfactory, with 7% organic growth compared with last year, and China as a major contributor recording annual growth of about 60%. The growing Chinese food industry increasingly uses ingredients, and Danisco is well positioned on account of our unique ingredients knowledge and our local presence. The sales development in former Germantown added more than expected to boost performance and market share.

Q4

Good growth

As expected, Q4 was influenced by food producers' launch of summer-related products. Organic sales growth was 5% with total sales of DKK 2,154 million and earnings (EBITA) of DKK 322 million. SARS had a slightly adverse impact on sales in Asia-Pacific.

Sugar

DKK million	Q4 2001/02	Q4 2002/03	YTD 2001/02	YTD 2002/03	Change % Q4	Change % YTD
Net sales	2,057	**1,984**	8,345	**8,105**	(4)	(3)
EBITA	274	**294**	1,176	**1,169**	7	(1)
EBITA margin	13.3	**14.8**	14.1	**14.4**	11	2

- **Record-high sugar production**
- **EU sugar regime changes**
- **Low C-sugar price**

Operating margin (EBITA) was sustained against lower world market sugar prices and reduced quotas. ROAIC and the strong cash flow were also sustained, thus performing to the financial targets.

Record-high production outgrew quota by 25%

Production and sales

Operating margin (EBITA) was 14.4%, in line with last year. Return on invested capital was 12%, delivering on our commitment to create shareholder value. The sugar crop output totalled 1,363,000 tonnes, outgrowing last year's output by 103,000 tonnes and the total quota by 25%. The prices for C-sugar were considerably lower and combined with the quota reduction of 5.3% impacted adversely on earnings (EBITA). This impact was fully offset by high sugar content in the sugar beet and higher volumes, resulting in lower production costs. The sugar campaign progressed satisfactorily with high efficiency and production records. At the sugar factory in Kantvik, Finland, there was a heavy fire in July, which discontinued production of sugar specialities for several months. To ensure sugar supplies to the Finnish market, sugar was exported to Finland to avoid any shortage of sugar for the consumers.

Kantvik fire did not cause failure of supply in Finland

Necessary change of EU sugar regime from 2006

The EU sugar regime

The sugar regime is up for review in 2006, but it is assumed that already in 2003, expert reports will provide recommendations, signalling the potential changes in the regime. The sugar regime should be changed within the framework of the WTO rounds, and only if all the sugar regimes in the world are liberalised at the same rate.

Q4

Net sales in Q4 were DKK 1,984 million, down 4% compared to the same quarter last year, as expected. Earnings (EBITA) came to DKK 294 million, up 7%, due among other things to higher prices for quota sugar.

Innovation

Research costs up

In the financial year 2002/03, DKK 445 million (DKK 428 million) was spent on innovation, comprising research and development as well as business development, representing 2.7% of sales, an increase on last year's 2.4%. The major part was spent in Ingredients and Sweeteners with innovation costs accounting for 4.2% (4.0%) of net sales.

Launch of Holdbac culture

The combination of biotechnology and emulsifier knowledge has provided for lower-priced natural preservatives for the meat industry in China. Other new trails in this area include the development of preservative cultures, Holdbac, protectants against Listeria and Salmonella. The Holdbac cultures were introduced in 2002 for meat, cheese and fish products.

HOX into new industries

During the financial year, Danisco followed up on last year's launch of the new bakery enzyme HOX (hexose oxidase). With a new formulation, other food products can also benefit from this enzyme, the dairy industry being the first new area for HOX.

Genencor collaboration paying off

Danisco's collaboration with Genencor continued, and based on the expertise build-up as regards design of enzyme molecules and the application of high throughput techniques, the finalising of the first new enzymes for the food industry resulting from this partnership has been moved forward.

Non-melting ice lolly introduced

Danisco's ingredients are in half of all the ice cream produced in the world, and early 2003 saw the launch of a product that prevents an ice lolly from melting and dripping. By combining a special blend of locust bean gum and another stabiliser, the ice lolly does not melt but turns into a fruity jelly – even on a very hot summer's day. The new ice concept has so far been sold to customers in France, Holland, Italy, Britain and Germany.

Danisco Venture

Danisco Venture investment in Direvo

Danisco Venture invests in internal and external ideas to further enhance the value creation from Danisco's knowledge. Founded two years ago, Danisco Venture had at 30 April 2003 assessed around 500 companies and business ideas. During the year ended, Danisco Venture invested in Direvo Biotech AG and made another investment in Poalis A/S (formerly BioLogic A/S).

Screening continues

Danisco Venture made fewer investments than expected during the year, largely due to the negative development in the venture finance market, reducing the number of first-rate investment opportunities.

An important requirement for Danisco Venture's activities is to identify new opportunities for products, technologies or savings for our customers. The enzyme development project between Danisco and Direvo is an example of how Danisco Venture activities can result in new product opportunities for Danisco

Acquisitions and divestments

Few relevant acquisition targets in 2002/03

At the beginning of the financial year, Danisco acquired Belgian flavour house Perlarom, providing a stronger platform for Danisco in Europe, as we moved up from tenth to sixth rank. Otherwise, there were no acquisitions during 2002/03. The general activity level in the ingredients sector was low,

offering rather few options. Several acquisition targets were thoroughly assessed, but lack of business area coherence and insufficient synergies refrained Danisco from other investments, leaving us unable to deliver on the target of creating value for the investors through acquisitions. We continue to assess acquisition potential for Ingredients and Sweeteners, targeting the business areas cultures, flavours and enzymes.

Sustainability

During the year ended, we continued our efforts to integrate sustainability in our business. We issued a guideline for local assessment of suppliers covering environmental, health and safety as well as social issues. All sites returned the scorecard with social indicators, and the results are now under evaluation.

The Nordic Sustainability Index

Danisco was included in The Nordic Sustainability Index as the only food company. The index is based on a survey conducted by CaringCompany AB and Oxford Research A/S, and is financed by The Nordic Council of Ministers, the Danish Ministry of Employment and The Danish Environmental Protection Agency.

Associated undertakings

Income from the associated undertakings Genencor and Amcor Flexibles Europe was DKK 5 million and DKK 17 million respectively, totalling DKK 22 million.

Corporate governance

Yearly review

Danisco's rules and practices within Corporate Governance were reviewed by the Board of Directors in 2002, and are in compliance with the suggested requirements for Danish listed companies. There were no major changes, but a number of clarifications, adjustments and new initiatives were implemented. The Board of Directors intends to review the rules and practices once a year.

Tax

The Group's net tax for the year was DKK 545 million, corresponding to a tax rate of 28 on profit before tax adjusted for non-deductible goodwill amortisation and associated undertakings. The tax rate was impacted by changes to previous years. After goodwill amortisation and associated undertakings, the tax rate was 35 against 36 in 2001/02.

Investments

Investments lower than originally planned

Consolidated net investments in intangible and tangible assets totalled DKK 887 million (DKK 800 million), which was lower than originally planned. Ingredients and Sweeteners invested a total of DKK 438 million in tangible assets, of which approximately DKK 350 million relates to maintenance. Sugar investments in tangible assets totalled DKK 374 million, exceeding maintenance level due to environmental protection and the rebuilding of the Kantvik facilities after the fire.

Cash flow

Cash flow from operating activities came to DKK 1,987 million against DKK 2,064 million in 2001/02. The main variance was the increase in working capital in Ingredients, Sweeteners and Sugar as well as higher on account taxes compared to last year. Cash flow from operating activities less net investments in tangible and intangible assets was DKK 1,100 million (DKK 1,264 million) mainly due to the lower cash flow from operating activities and higher investments.

Financials

Strong financial position

Financial expenses realised in 2002/03 excluding income from associated undertakings came to DKK 372 million against DKK 441 million in 2001/02. The reduction primarily resulted from lower interest rates and lower net interest-bearing debt as compared with last year. Equity at year-end was DKK 11,420 million against DKK 12,580 million last year on account of dividend payouts of DKK 314 million, share buybacks of DKK 864 million and exchange rate fluctuations when translating equity in subsidiaries outside Denmark of DKK 978 million.

Dividend policy

Dividend of DKK 6.25 per share

Danisco aims to ensure the necessary shareholders' equity for the Company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year.

Accounting policies

Unchanged accounting policies, but reclassification

The accounting policies applied are unchanged from last year. A reclassification has been made which does not qualify as an accounting policy change. The reclassification applies to bonus and quantity discounts granted, which are now recognised under Net sales against formerly under Distribution and sales cost. Comparative figures have been restated accordingly. For 2001/02, the amount was DKK 39 million.

Buyback of own shares

Own shares at 16 June 2003

As announced at the AGM on 5 September 2002, Danisco intends to buy back own shares in the market. The shares will be bought back within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation. From 18 March 2003 to 30 April 2003, Danisco bought back own shares for DKK 122.8 million, corresponding to 528,300 shares. At 30 April 2003, Danisco held 2,072,300 own shares, corresponding to 3.9% of the share capital. From 1 May 2003 to 21 May 2003, Danisco bought back own shares for DKK 83.9 million, corresponding to 345,000 shares. At 16 June 2003, Danisco held 2,417,300 own shares, corresponding to 4.54% of the share capital, of which 1.5% is hedging of the management share option programme.

Warrants

In the period of 18 November to 29 November 2002, 6,964 Danisco employees subscribed for a total of 1,165,910 warrants corresponding to 1,165,910 shares. The warrants may be exercised to subscribe for new shares at the price of DKK 299 each from 5 September 2005 to 4 September 2007.

Share option programme

The Board of Directors decided to grant the Executive Board and senior managers, totalling some 100 persons, 500,000 share options, of which 200,000 options are for the Executive Board. The share options entitle the holder to buy shares in the Company at a price that corresponds to the average share price of the five trading days before and the five trading days after the Announcement of Results on 17 June 2003 with a premium of 5% added. The options may be exercised in the period 1 May 2006 to 1 May 2009 in continuation of the current programme, which may be exercised not later than 1 May 2005. The Company's commitment in respect of the share option programme is covered by the holding of own shares. According to the Black & Scholes model, the theoretical value of the programme is around DKK 22 million (dividend DKK 6.25, volatility 22.5%, interest rate 3.22%).

Outlook for 2003/04

Due to the nature of the business, Danisco will focus on year-on-year development and therefore we do not in the future intend to make forecasts for the coming quarter, but we will continue to provide quarterly updates of our full-year expectations.

Exchange rates impact sales growth

Sales

Total sales are expected to be in the interval DKK 16.0-17.0 billion. Ingredients and sweetener sales are expected in the range of DKK 8.5 – 9.0 billion. At the exchange rates prevailing in 2002/03, expected growth for 2003/04 would have been 6%. Sales in Sugar are expected to be in the range of DKK 7.5 – 8.0 billion, a slight decline on last year on account of the quota reductions.

... and also EBITA

Earnings (EBITA)

Consolidated earnings (EBITA) are expected to be in the range of DKK 2,100 – 2,300 million. For Ingredients and Sweeteners, earnings (EBITA) are expected in the range of DKK 1,250 – 1,400 million, with Q3 as the weakest quarter on account of the winter season. At the exchange rates prevailing in 2002/03, earnings growth (EBITA) would have been 5%. At the exchange rates prevailing in 2001/02, expected earnings growth (EBITA) over the two years would have been 11%. Sugar earnings (EBITA) are expected to be in the range of DKK 1,050 – 1,100 million, equally distributed over the year due to the changes in the EU sugar regime and lower prices on C-sugar and by-products.

Profit level sustained

Consolidated profit

Consolidated profit for 2003/04 is expected to be in the range of DKK 900 – 1,000 million.

USD sensitivity
A change in the USD/DKK rate of DKK 1.00 impacts full-year sales by around DKK 350 million, and earnings (EBITA) by around DKK 55 million. The impact on consolidated profit is around DKK 25 million. The outlook is based on a USD rate of DKK 6.28.

Risk factors
The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price changes resulting from market-driven price changes, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Proposals for the Annual General Meeting
The Annual General Meeting will be held on Thursday 28 August 2003 at 4 pm, at the Bella Center, Center Boulevard, Copenhagen S. The agenda for the AGM will be included in the invitation to the AGM, which is expected to be published and sent to shareholders in mid-August.

The Board of Directors proposes:

- that a dividend of DKK 6.25 per share be paid (DKK 6.00), equalling the same total dividend payout as in 2001/02,

- that the holding of own shares at 30 April 2003 and any buybacks of own shares in the period 1 May 2003 to the convening of the AGM – with the exception of the shares provided as hedging for the share option programme – be cancelled,

- that the Board of Directors' current authorisation to increase the Company's share capital and to raise convertible loans, cf. The Articles of Association, section 4 (3) and (4), corresponding to a potential increase of the share capital of DKK 250 million, be extended for a period of five years and

- that in the period until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at market price at the time of purchase with a deviation of up to 10%.

The Board of Directors
At the Annual General Meeting, the following board members are up for election: Anders Knutsen, Matti Vuoria, Bo Berggren, Peter Højland and Jon Krabbe. They are all recommended for re-election.

Provided the re-elections recommended are adopted, the Board of Directors intends to appoint Anders Knutsen Chairman and Matti Vuoria Deputy Chairman.

Danisco's publications

Communication focuses on Web

Danisco is committed to an ongoing and open dialogue with our stakeholders, and we have therefore strengthened our web communication. This also means that Danisco's shareholder magazine will from now on be issued once a year only, in connection with the invitation to the AGM. The 2002/03 Annual Report will be available at www.danisco.com by mid-July. The printed Annual Report will be available at the beginning of August. Danisco's Sustainability Report will be available at www.danisco.com/sustainability in late October 2003.

17 June 2003

Anders Knutsen	Alf Duch-Pedersen
Chairman of the Board of Directors	CEO

Financial Calendar

21 August	2003	IR quiet period for Q1
28 August	2003	Annual General Meeting
22 September	2003	Q1 Results (May-July)
21 November	2003	IR quiet period for Q2
16 December	2003	Q2 Results (Aug-Oct)
19 February	2004	IR quiet period for Q3
18 March	2004	Q3 Results (Nov-Jan)
30 April	2004	End of financial year
21 May	2004	IR quiet period for full year 2003/04
17 June	2004	Full-year Results 2003/04

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. Many of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNTS 1 May 2002 - 30 April 2003

PARENT COMPANY			GROUP	
2001/02	**2002/03**	DKK million	2001/02	**2002/03**
5,973	5,942	Net sales	17,666	16,551
(4,238)	(4,238)	Cost of sales	(11,975)	(11,040)
1,735	**1,704**	**Gross profit**	**5,691**	**5,511**
(267)	(285)	Research and development costs	(428)	(445)
(501)	(536)	Distribution and sales costs	(1,882)	(1,772)
(404)	(405)	Administrative expenses	(1,145)	(1,045)
563	**478**	**Ordinary operating profit before amortisation of goodwill**	**2,236**	**2,249**
10	89	Other operating income	132	155
(7)	(16)	Other operating expenses	(53)	(88)
566	**551**	**Operating profit before amortisation of goodwill (EBITA)**	**2,315**	**2,316**
(13)	(13)	Amortisation of goodwill	(399)	(404)
553	**538**	**Operating profit (EBIT)**	**1,916**	**1,912**
1,123	1,215	Income from participating interests in subsidiary undertakings	-	-
(4)	17	Income from associated undertakings	(8)	22
-	12	Income from other participating interests and investments	4	13
563	359	Interest receivable and similar income	279	258
(803)	(600)	Interest payable and similar charges	(724)	(643)
1,432	**1,541**	**Profit on ordinary activities before tax**	**1,467**	**1,562**
(529)	(540)	Tax on profit on ordinary activities	(541)	(582)
2	(5)	Adjustment of tax for previous years	14	37
905	**996**	**Consolidated profit**	**940**	**1,017**
-	-	Consolidated profit attributable to minority shareholders	(35)	(21)
905	**996**	**Danisco's share of consolidated profit**	**905**	**996**
		Basic earnings per share (EPS) DKK	16.24	19.02
		Diluted earnings per share (DEPS) DKK	16.22	19.02
		Diluted earnings per share, amortisation of goodwill added (DEPSAA) DKK	23.37	26.73
		Appropriation of profit for the year:		
1,302	(620)	Set aside as reserve for net revaluation according to the equity method		
(397)	1,616	Transferred to (from) other reserves		
905	**996**			

The Board of Directors proposes that a dividend for the year of DKK 6.25 per share (2001/02 DKK 6.00 per share) be adopted by the Annual General Meeting.

BALANCE SHEETS at 30 April 2003

PARENT COMPANY		ASSETS	GROUP	
30 April 2002	30 April 2003	DKK million	30 April 2002	30 April 2003
		Fixed assets		
		Intangible fixed assets		
91	78	Goodwill	6,491	6,190
191	203	Other intangible fixed assets	380	373
282	**281**	**Total**	**6,871**	**6,563**
		Tangible fixed assets		
988	984	Land and buildings	2,707	2,608
1,666	1,605	Plant and machinery	5,131	4,908
141	131	Fixtures, fittings, tools and equipment	290	267
47	70	Prepayments and assets under construction	307	373
23	21	Leased equipment and plant	26	21
2,865	**2,811**	**Total**	**8,461**	**8,177**
		Financial fixed assets		
16,387	16,249	Participating interests in subsidiary undertakings	.	.
362	312	Loans to subsidiary undertakings	.	.
456	446	Participating interests in associated undertakings	2,853	2,570
208	352	Other participating interests and investments	227	369
-	-	Pension assets	49	42
-	-	Deferred tax assets	376	250
4	4	Other financial fixed assets	216	230
17,417	**17,363**	**Total**	**3,721**	**3,461**
20,564	**20,455**	**Fixed assets total**	**19,053**	**18,201**
		Current assets		
		Stocks		
167	203	Raw materials and consumables	874	1,052
104	113	Work in progress	325	360
1,143	1,102	Finished goods and goods for resale	3,546	3,434
-	-	Prepayments for goods	61	69
1,414	**1,418**	**Total**	**4,806**	**4,915**
		Debtors		
498	438	Trade debtors	2,529	2,482
7,948	6,552	Amounts owed by subsidiary undertakings	.	.
-	2	Amounts owed by associated undertakings	9	2
227	147	Other debtors	520	471
27	18	Prepayments and accrued income	63	60
8,700	**7,157**	**Total**	**3,121**	**3,015**
39	-	Other participating interests and investments	41	1
91	26	Cash and cash equivalents	750	408
10,244	**8,601**	**Current assets total**	**8,718**	**8,339**
30,808	**29,056**	**Assets total**	**27,771**	**26,540**

PARENT COMPANY		LIABILITIES and EQUITY	GROUP	
30 April 2002	**30 April 2003**	DKK million	30 April 2002	**30 April 2003**
		Equity		
1,164	1,064	Share capital	**1,164**	**1,064**
1,302	682	Reserve according to the equity method	**-**	**-**
10,114	9,674	Other reserves	**11,416**	**10,356**
12,580	**11,420**	**Equity total**	**12,580**	**11,420**
-	**-**	**Minority interests**	**296**	**247**
		Provisions		
-	-	Provision for pensions	**219**	**228**
681	681	Provision for deferred tax	**1,340**	**1,406**
336	308	Other provisions	**637**	**480**
1,017	**989**	**Provisions total**	**2,196**	**2,114**
		Creditors		
		Amounts falling due after more than one year		
270	241	Mortgage creditors	**276**	**245**
2,945	6,479	Other creditors	**3,034**	**6,611**
5	4	Capitalised lease obligation	**6**	**5**
-	-	Other debt	**13**	**1**
3,220	**6,724**	**Total**	**3,329**	**6,862**
		Amounts falling due within one year		
-	15	Mortgage creditors	**3**	**17**
6,557	2,919	Other creditors	**6,654**	**2,956**
-	1	Capitalised lease obligation	**1**	**1**
251	265	Trade creditors	**979**	**1,041**
6,541	5,889	Amounts owed to subsidiary undertakings	**-**	**-**
4	198	Corporation tax	**176**	**426**
638	626	Other debt	**1,557**	**1,435**
-	10	Accruals	**-**	**21**
13,991	**9,923**	**Total**	**9,370**	**5,897**
17,211	**16,647**	**Creditors total**	**12,699**	**12,759**
30,808	**29,056**	**Liabilities and equity total**	**27,771**	**26,540**

CHANGES IN EQUITY

PARENT COMPANY

DKK million	Share capital	Reserve according to the equity method	Other reserves	Total
Equity at 1 May 2001	1,164	-	11,673	**12,837**
Profit for the year	.	1,619	(714)	**905**
Dividends paid	.	.	(339)	**(339)**
Repurchase of own shares	.	.	(603)	**(603)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	-	(187)	**(187)**
Hedging of future transactions, change	.	.	6	**6**
Other movements in equity	.	-	(39)	**(39)**
Dividends from subsidiary undertakings	.	(317)	317	**-**
Equity at 30 April 2002	**1,164**	**1,302**	**10,114**	**12,580**
Profit for the year	.	(117)	1,113	**996**
Reduction of share capital through cancellation of own shares	(100)	.	100	**-**
Dividends paid	.	.	(314)	**(314)**
Repurchase of own shares	.	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	-	(950)	**(950)**
Hedging of future transactions, change	.	.	(46)	**(46)**
Other movements in equity	.	-	18	**18**
Dividends from subsidiary undertakings	.	(503)	503	**-**
Equity at 30 April 2003	**1,064**	**682**	**9,674**	**11,420**

The Board of Directors proposes that a dividend for the year of DKK 6.25 per share (2001/02 DKK 6.00 per share) be adopted by the Annual General Meeting. No dividend is distributed on own shares.

GROUP

DKK million	Share capital	Other reserves	Total
Equity at 1 May 2001	**1,164**	11,673	**12,837**
Profit for the year	.	905	**905**
Dividends paid	.	(339)	**(339)**
Repurchase of own shares	.	(603)	**(603)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(187)	**(187)**
Hedging of future transactions, change	.	6	**6**
Other movements in equity	.	(39)	**(39)**
Equity at 30 April 2002	**1,164**	**11,416**	**12,580**
Profit for the year	.	996	**996**
Reduction of share capital through cancellation of own shares	(100)	100	**-**
Dividends paid	.	(314)	**(314)**
Repurchase of own shares	.	(864)	**(864)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	.	(950)	**(950)**
Hedging of future transactions, change	.	(46)	**(46)**
Other movements in equity	.	18	**18**
Equity at 30 April 2003	**1,064**	**10,356**	**11,420**

Deferred gain relating to hedging of future transactions amounts to DKK 2 million (at 30 April 2002 DKK 48 million).

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2002	3,797,800	75,956	**6.52**
Purchase 1 May - 5 September 2002	2,024,377	40,488	**3.48**
Holding at the AGM	5,822,177	116,444	**10.00**
Reduction of share capital	(5,022,177)	(100,444)	**(8.63)**
Holding after share capital reduction	800,000	16,000	**1.51**
Purchase 6 September 2002 - 30 April 2003	1,272,300	25,446	**2.39**
Holding at 30 April 2003	**2,072,300**	**41,446**	**3.90**

On 5 September 2002, the share capital was reduced by nominally DKK 100.4 million to DKK 1,064.0 million through cancellation of own shares.

The market value of own shares at 30 April 2003 amounted to DKK 504 million (2001/02 DKK 1,075 million). The purchase amount this year was DKK 864 million (2001/02 DKK 603 million), which has been taken to equity.

The holding contains 779,500 own shares (2001/02 800,000) to hedge Danisco's share option programme. The remaining shares will be used for further development of the capital structure, for the financing or execution of acquisitions, for sale, for other types of transfers or for cancellation.

CASH FLOW STATEMENT 1 May 2002 - 30 April 2003

DKK million	GROUP 2001/02	2002/03
Cash flow from operating activities		
Danisco's share of consolidated profit	905	996
Adjustments	1,937	2,022
Change in stocks	43	(258)
Change in debtors	(59)	122
Change in creditors	(11)	(15)
Change in working capital	(27)	(151)
Income from other participating interests and investments	4	2
Interest receivable and similar income	152	177
Interest payable and similar charges	(539)	(635)
Financials, net	(383)	(456)
Corporation tax paid	(368)	(424)
Cash flow from operating activities	**2,064**	**1,987**
Cash flow from investing activities		
Purchase of undertakings and activities	(863)	(470)
Sale of undertakings and activities	2,064	-
Purchase of tangible fixed assets	(838)	(844)
Sale of tangible fixed assets and investment grants	84	47
Purchase of intangible fixed assets	(135)	(104)
Sale of intangible fixed assets	89	14
Change in financial assets, net	165	(100)
Cash flow from investing activities	**566**	**(1,457)**
Cash flow from financing activities		
Change in financial liabilities	(2,010)	380
Repurchase of own shares	(603)	(864)
Dividends paid	(339)	(314)
Cash flow from financing activities	**(2,952)**	**(798)**
Decrease/increase in cash and cash equivalents	**(322)**	**(268)**
Cash and cash equivalents at 1 May	1,081	750
Exchange adjustment of cash and cash equivalents	(9)	(74)
Cash and cash equivalents at 30 April	**750**	**408**

BUSINESS SEGMENTS

PRIMARY SEGMENTS	Ingredients and Sweeteners 98/99	99/00	00/01	01/02	**02/03**	Sugar 98/99	99/00	00/01	01/02	**02/03**
Profit and loss account in DKK million										
Net sales	3,645	7,146	7,735	8,490	8,651	6,581	7,985	8,270	8,345	8,105
Internal sales	(5)	(31)	(5)	(8)	(9)	(75)	(202)	(200)	(210)	(196)
External sales	**3,640**	**7,115**	**7,730**	**8,482**	**8,642**	**6,506**	**7,783**	**8,070**	**8,135**	**7,909**
Gross profit	1,358	2,890	3,070	3,396	3,545	1,723	1,880	1,916	2,070	2,000
Earnings before depreciation and amortisation (EBITDA)	**732**	**1,408**	**1,654**	**1,763**	**1,813**	**1,312**	**1,463**	**1,499**	**1,601**	**1,583**
Depreciation	(187)	(432)	(439)	(447)	(478)	(280)	(370)	(380)	(425)	(414)
Operating profit before amortisation of goodwill (EBITA)	**545**	**976**	**1,215**	**1,316**	**1,335**	**1,032**	**1,093**	**1,119**	**1,176**	**1,169**
Amortisation of goodwill	(48)	(215)	(232)	(259)	(276)	(49)	(125)	(128)	(125)	(128)
Operating profit (EBIT)	**497**	**761**	**983**	**1,057**	**1,059**	**983**	**968**	**991**	**1,051**	**1,041**
Balance sheet in DKK million										
Segment goodwill	881	4,190	4,116	4,672	4,523	665	2,068	1,891	1,794	1,667
Segment other fixed assets, net	2,343	3,366	3,501	3,603	3,440	3,995	4,688	4,598	4,482	4,463
Segment working capital	920	2,027	2,517	2,636	2,791	2,478	3,129	2,805	2,618	2,547
Invested capital	**4,144**	**9,583**	**10,134**	**10,911**	**10,754**	**7,138**	**9,885**	**9,294**	**8,894**	**8,677**
Cash flows in DKK million										
Investments, tangible fixed assets	305	331	422	417	438	381	692	438	384	374
Investments, acquisitions	888	3,390	257	573	470	287	2,355	-	-	-
Financial ratios in %										
Gross margin	37	40	40	40	41	26	24	23	25	25
Operating margin:										
(EBITDA)	20	20	21	21	21	20	18	18	19	20
(EBITA)	15	14	16	16	15	16	14	14	14	14
(EBIT)	14	11	13	12	12	15	12	12	13	13
Return on average invested capital (ROAIC)	15	9	10	10	10	15	10	11	12	12
Return on average capital employed (ROACE)	15	11	12	11	11	15	11	11	12	13
Return on average operating net assets (ROAONA)	19	20	21	21	21	17	14	15	17	17

BUSINESS SEGMENTS

RECONCILIATION 2002/03

DKK million	Ingredients and Sweeteners	Sugar	Unallocated and Group eliminations	Group
Net sales	8,651	8,105	(205)	16,551
Internal sales	(9)	(196)	205	-
External sales	**8,642**	**7,909**	**-**	**16,551**
Gross profit	3,545	2,000	(34)	5,511
Operating profit before amortisation of goodwill (EBITA)	**1,335**	**1,169**	**(188)**	**2,316**
Amortisation of goodwill	(276)	(128)	-	(404)
Operating profit (EBIT)	**1,059**	**1,041**	**(188)**	**1,912**
Financials	.	.	.	(350)
Profit on ordinary activities before tax	.	.	.	**1,562**
Tax	.	.	.	(545)
Consolidated profit	.	.	.	**1,017**
Consolidated profit attributable to minority shareholders	.	.	.	(21)
Danisco's share of consolidated profit	.	.	.	**996**
Segment fixed assets	8,021	6,246	473	14,740
Segment current assets	3,586	4,027	155	7,768
Segment financial assets	-	9	42	51
Financial and interest-bearing assets	.	.	.	3,981
Assets total	.	.	.	**26,540**
Segment provisions	58	125	297	480
Segment creditors, etc.	795	1,480	340	2,615
Interest-bearing debt	.	.	.	9,829
Tax, and other financial liabilities	.	.	-	1,949
Equity and minority interests	.	.	-	11,667
Liabilities and equity total	.	.	.	**26,540**
Invested capital	10,754	8,677	33	19,464
Investments, tangible fixed assets	438	374	32	844
Investments, acquisitions	470	-	-	470

GEOGRAPHIC SEGMENTS

SECONDARY SEGMENTS

	Segment fixed assets		Segment current assets		Segment assets total		Investments, tangible fixed assets		Investments, acquisitions	
DKK million	01/02	**02/03**	01/02	**02/03**	01/02	**02/03**	01/02	**02/03**	01/02	**02/03**
Denmark	3,721	3,132	1,655	1,589	5,376	4,721	308	241	1	-
Other Nordic countries	4,287	4,180	2,102	2,285	6,389	6,465	261	242	-	-
Rest of Western Europe	4,259	4,418	1,486	1,563	5,745	5,981	90	105	5	473
Eastern Europe	317	299	446	504	763	803	26	20	-	-
North America	1,326	1,566	1,060	876	2,386	2,442	93	178	402	-
Latin America	666	483	404	383	1,070	866	27	27	97	-
Asia-Pacific	689	591	688	634	1,377	1,225	30	28	358	(3)
Rest of the world	67	71	88	95	155	166	3	3	-	-
Total	**15,332**	**14,740**	**7,929**	**7,929**	**23,261**	**22,669**	**838**	**844**	**863**	**470**

The above information has been specified by location of the customers and assets.

PROFIT AND LOSS ACCOUNT Q4 1 February 2003 - 30 April 2003

(Unaudited)

DKK million	Q4 2001/02	**Q4 2002/03**	YTD 2001/02	**YTD 2002/03**
Net sales	4,234	**4,084**	17,666	**16,551**
Cost of sales	(2,853)	**(2,699)**	(11,975)	**(11,040)**
Gross profit	1,381	**1,385**	5,691	**5,511**
Research and development costs	(138)	**(146)**	(428)	**(445)**
Distribution and sales costs	(454)	**(473)**	(1,882)	**(1,772)**
Administrative expenses	(267)	**(268)**	(1,145)	**(1,045)**
Ordinary operating profit before amortisation of goodwill	522	**498**	2,236	**2,249**
Other operating income	54	**96**	132	**155**
Other operating expenses	(10)	**(39)**	(53)	**(88)**
Operating profit before amortisation of goodwill (EBITA)	566	**555**	2,315	**2,316**
Amortisation of goodwill	(107)	**(94)**	(399)	**(404)**
Operating profit (EBIT)	459	**461**	1,916	**1,912**
Income from associated undertakings	(13)	**20**	(8)	**22**
Other financial expenses, net	(86)	**(76)**	(441)	**(372)**
Profit on ordinary activities before tax	360	**405**	1,467	**1,562**
Tax on profit on ordinary activities	(109)	**(109)**	(527)	**(545)**
Consolidated profit	251	**296**	940	**1,017**
Consolidated profit attributable to minority shareholders	(6)	**5**	(35)	**(21)**
Danisco's share of consolidated profit	245	**301**	905	**996**
Diluted earnings per share (DEPS) DKK	4.48	**5.84**	16.22	**19.02**

CASH FLOW STATEMENT Q4 1 February 2003 - 30 April 2003

(Unaudited)

DKK million	Q4 2001/02	**Q4 2002/03**	YTD 2001/02	**YTD 2002/03**
Cash flow from operating activities				
Danisco's share of consolidated profit	245	**301**	905	**996**
Depreciation and amortisation for the year	258	**262**	961	**917**
Amortisation of goodwill	107	**94**	399	**404**
Change in working capital	319	**145**	(27)	**(151)**
Other adjustments	(109)	**(181)**	(174)	**(179)**
Cash flow from operating activities	820	**621**	2,064	**1,987**
Cash flow from investing activities	(106)	**(283)**	566	**(1,457)**
Cash flow from financing activities	(679)	**(478)**	(2,952)	**(798)**
Decrease/increase in cash and cash equivalents	35	**(140)**	(322)	**(268)**
Cash and cash equivalents at the beginning of the period	722	**555**	1,081	**750**
Exchange adjustment of cash and cash equivalents	(7)	**(7)**	(9)	**(74)**
Cash and cash equivalents at the end of the period	750	**408**	750	**408**

OTHER SEGMENT DETAILS Q4 1 February 2003 - 30 April 2003

(Unaudited)

Net sales by business segment

DKK million	Q4 2001/02	**Q4 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q4	Change % YTD
Ingredients and Sweeteners	2,177	**2,154**	8,490	**8,651**	(1)	2
Sugar	2,057	**1,984**	8,345	**8,105**	(4)	(3)
Other activities	54	-	1,049	-	.	.
Unallocated[1]	(54)	**(54)**	(218)	**(205)**	.	.
Total	4,234	**4,084**	17,666	**16,551**	(4)	(6)

1) Incl. group eliminations

Net sales by geographic segment

DKK million	Q4 2001/02	**Q4 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q4	Change % YTD	Distribution % Q4	Distribution % YTD
Denmark	591	**524**	2,213	**1,986**	(11)	(10)	**13**	**12**
Other Nordic countries	1,173	**1,122**	4,616	**4,654**	(4)	1	**28**	**28**
Rest of Western Europe	824	**894**	3,864	**3,253**	8	(16)	**22**	**20**
Eastern Europe	349	**343**	1,345	**1,353**	(2)	1	**8**	**8**
North America	614	**532**	2,421	**2,242**	(13)	(7)	**13**	**14**
Latin America	177	**173**	794	**730**	(2)	(8)	**4**	**4**
Asia-Pacific	437	**400**	1,620	**1,652**	(8)	2	**10**	**10**
Rest of the world	69	**96**	793	**681**	39	(14)	**2**	**4**
Total	4,234	**4,084**	17,666	**16,551**	(4)	(6)	100	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q4 2001/02	**Q4 2002/03**	YTD 2001/02	**YTD 2002/03**	Change % Q4	Change % YTD	Margin % Q4	Margin % YTD
Ingredients and Sweeteners	345	**322**	1,316	**1,335**	(7)	1	**15**	**15**
Sugar	274	**294**	1,176	**1,169**	7	(1)	**15**	**14**
Other activities	(1)	-	7	-	.	.	.	.
Unallocated	(52)	**(61)**	(184)	**(188)**	.	.	.	.
Total	566	**555**	2,315	**2,316**	(2)	-	**14**	**14**

Operating profit (EBIT) by business segment

DKK million	Q4 2001/02	**Q4 2002/03**	ÅTD 2001/02	**YTD 2002/03**	Change % Q4	Change % YTD	Margin % Q4	Margin % YTD
Ingredients and Sweeteners	274	**260**	1,057	**1,059**	(5)	-	**12**	**12**
Sugar	243	**262**	1,051	**1,041**	8	(1)	**13**	**13**
Other activities	(1)	-	7	-	.	.	.	.
Unallocated	(57)	**(61)**	(199)	**(188)**	.	.	.	.
Total	459	**461**	1,916	**1,912**	-	-	**11**	**12**

SALES GROWTH IN INGREDIENTS AND SWEETENERS Q4 1 February 2003 - 30 April 2003

(Unaudited)

Q4 2002/03 compared to Q4 2001/02

Change in %	Growth	Change in currency[1]	Currency adjusted growth[1]	Acquisitions	Organic growth[1]	Distribution of sales % Q4
Sales growth in geographic segment						
Europe	13	(2)	**15**	10	**5**	45
North America	(15)	(19)	**4**	-	**4**	25
Latin America	(3)	(19)	**16**	-	**16**	8
Asia-Pacific	(11)	(13)	**2**	2	**-**	18
Rest of the world	12	(1)	**13**	17	**(4)**	4
Total	(1)	(11)	**10**	5	**5**	100
Sales growth in product segment						
Texturant products	(5)	(12)	**7**	-	**7**	47
Speciality products	7	(10)	**17**	15	**2**	36
Sweeteners	(6)	(9)	**3**	-	**3**	17
Total	(1)	(11)	**10**	5	**5**	100

YTD 2002/03 compared to YTD 2001/02

Change in %	Growth	Change in currency[1]	Currency adjusted growth[1]	Acquisitions	Organic growth[1]	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	8	(2)	**10**	8	**2**	44
North America	(7)	(14)	**7**	6	**1**	26
Latin America	(8)	(13)	**5**	3	**2**	8
Asia-Pacific	2	(10)	**12**	5	**7**	18
Rest of the world	30	(2)	**32**	10	**22**	4
Total	2	(7)	**9**	6	**3**	100
Sales growth in product segment						
Texturant products	2	(9)	**11**	5	**6**	47
Speciality products	6	(7)	**13**	11	**2**	36
Sweeteners	(5)	(6)	**1**	-	**1**	17
Total	2	(7)	**9**	6	**3**	100

1) Based on the fact that the input from Latin American countries is in USD, and therefore the decrease in local currencies compared to USD is not included in "Change in currency".

For further information:
Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

Michael von Bülow, Communications, tel.: +45 3266 2920, mobile: +45 2149 2305, sfmvb@danisco.com
Pia Berndt, Investor Relations, tel.: +45 3266 2924, mobile: +45 4010 5709, sfpb@danisco.com
Dan Togo Jensen, Investor Relations, tel.: +45 3266 2925, mobile: +45 4043 4397, sfdtj@danisco.com
Carsten Sivertsen, Media Relations, tel.: +45 3266 2926, mobile: +45 2145 2034, sfcsi@danisco.com
Natalie Weber, Media Relations, tel.: +45 3266 2927, mobile: +45 2876 5104, sfnwq@danisco.com





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Key Figures

Key Figures		1998/99	1999/00	2000/01	2001/02	2002/03
Net sales	DKK million	19,219	27,829	23,541	17,705	16,551
Operating profit before ... (EBITA)	DKK million	2,133	2,577	2,306	2,315	2,316
Operating profit (EBIT)	DKK million	1,587	2,038	1,869	1,916	1,912
Invested capital	DKK million	19,693	25,374	23,007	19,993	19,464
Average number of shares	'000	58,566	57,891	57,377	55,734	52,366
Net asset value (NAV)	DKK	211	235	220	216	223
Earnings per share (BEPS)	DKK	15.83	14.44	15.22	16.24	19.02
Dividend per share	DKK	6.00	6.00	6.00	6.00	6.25
Average number of employees	No.	15,413	17,712	14,680	9,105	8,356

Source: Annual Report 2002/03

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Financial Statement Analyser

Important notice: Due to a reconstructing of the Financial Statement Analyser tool the service is temporarily not accessible.

Financial Statement Analyser is a performance analysis tool that contains financial report data. The tool allows you to specify the desired benchmark figures within the analysis period, after which an analysis is created according to the specified parameters.

Financial Statement Analyser allows for easy viewing and comparison of key figure data, as desired key figures can be selected from a menu and each figure is identifiable by its colour.

You can specify a visual format (i.e. bar chart, line chart, area chart) as well as the desired report format (table, downloadable CSV file for spreadsheet use).

Notice: Reasonable care is being taken to ensure that the site content is accurate and up-to-date. However, Danisco A/S makes no warranties or representations about accuracy, sequence, timeliness or completeness of this website's content and may discontinue distributing the site without prior notice. The information on this site is intended for general guidance only.

▫ Read more in Danisco's disclaimer.

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Financial Dictionary

A | B | C | D | E | F | G | H | I | K | L | M | N | O | P | R | S | T | V | W | Y |

A

Accounts payable.
Amounts companies owe suppliers for goods and services. Listed in the current liabilities section on the statement of financial position.

Accounts receivable.
Amounts customers owe a company from sales of goods or services that the company expects to collect within one year. Listed in the current assets section on the statement of financial position.

Amortisation.
Writing off intangible assets.

Annual report.
A report a company publishes for its stockholders at the end of each fiscal year. The report includes required elements such as an auditors' report and the company's statement of earnings, statement of financial position, and statement of cash flows. The report also includes elements such as letters and articles by the company's executives, information on its financial condition, and significant events.

Assets.
Anything companies own. These things might be physical assets such as buildings, trucks, inventories of products, equipment, and cash. Or these things might be intangible assets such as goodwill, trademarks, and patents. Listed as a category on the statement of financial position. See also accounts receivable, current assets, fixed assets, noncurrent assets.

Auditor.
A firm of certified public accountants a company hires as an independent third party to review its financial information. The auditor's main purpose is to make sure the statement of earnings, statement of financial position, and statement of cash flows fairly present the company's financial condition, and that they comply with GAAP.

Auditors' opinion.
A summary of the findings of a firm of certified public accountants that audits, or examines, a company's financial statements. This report is included in the company's annual report. Also called auditors' report and report of independent accountants.

Auditors' report.
A summary of the findings of a firm of certified public accountants that audits, or examines, a company's financial statements. This report is included in the company's annual report. Also called auditors' opinion and report of independent accountants.

Top

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View the complete list of roa
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Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring solu
customer requirements.
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Business areas
Danisco is one of the world's
producers of food ingredient
complete product portfolio, i
wide range of ingredients m
natural raw materials.
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Danisco sends an e-mail ev
release major news. Registe
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B

Backlog.
The amount of a company's unfilled orders at the end of the year. When the company fills the orders the following year, it records the revenue on the statement of earnings. Frequently, a company will give its perspective on backlog in the management discussion section in the annual report.

Balance sheet.
A financial statement that reports a company's assets and the claims against them - liabilities and stockholders' equity - at a set date noted on the statement. Also called statement of financial position.

Bond.
A form of debt security a government or corporation issues, promising payment of the original investment plus interest on specified future dates. See also marketable securities.

Book value. The value of an asset, a liability, or a stockholders' equity account. For a fixed asset, it is typically the cost of the asset minus accumulated depreciation. As companies continue to use fixed assets to generate revenue, the book values lessen, and sometimes ultimately reach zero. See also depreciation.

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C

Cash.
Currency and checks on hand and deposits in banks. Listed in the current assets section on the statement of financial position. See also cash equivalents.

Cash equivalents.
Short-term, temporary securities that can be quickly and easily converted to cash. Listed in the current assets section on the statement of financial position. See also cash. consolidated statements. Financial statements of a company that presents the financial information of all its holdings as one company.

Cash earnings per share.
Earnings before depreciation, etc. per share. This key figure is sometimes used instead of cash flow per share (see below).

Cash flow.
Calculated by subtracting investments in current assets and liabilities as well as tangible fixed assets from the company's operating profit and adding the company's depreciation and other items with no liquidity requirements.

Cash flow from operations.
Cash flow before investments in tangible fixed assets.

Cash flow per share.
Cash flow from operation measured per share. Abbreviated CFPS.

$$\text{Cash flow per share} = \frac{\text{cash flow from operating activities}}{\text{average number of shares}}$$

CEPS.
Short for cash earnings per share.

Cost of capital.
Weighted market value cost of capital, which can meet a company's

requirements for capital and reserves as well as loan capital.

Current assets.
Assets a company can convert to cash within one year. Examples are accounts receivable and inventories of products to sell. Listed in the assets category on the statement of financial position. See also accounts receivable, assets, fixed assets.

Current liabilities.
Obligations a company has to others, such as creditors, suppliers, and tax authorities, payable within one year. Listed in the liabilities category on the statement of financial position. See also accounts payable, debt, income taxes.

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D

Debt.
Money a company has borrowed and must repay, frequently with interest. Listed in the liabilities category on the statement of financial position.

Debt ratio.
The debt ratio indicates how large a proportion of a company's capital is financed by loan capital. It gives the company a measure of the company's dependence on the capital market and consequently, the degree of flexibility it will have in connection with future borrowing. Also called gearing ratio.

Depreciation.
Lowering of the value of an asset due to a decrease in value.

Dividends.
Cash or stock payments from a company's profits distributed to stockholders, an equal amount for each share of stock owned. Listed as dividends on the statement of stockholders' equity.

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E

Earnings before interest and tax (EBIT).
Income before interest and tax, i.e. operating profit. Abbreviated EBIT.

Earnings per share (EPS).
Profit (after tax) per share. The portion of a company's profit assigned to each share of stock. Abbreviated EPS. For example, if the profit is $1 million and 500,000 shares are outstanding, the earnings per share would be $2 ($1 million 500,000 shares = $2).

$$\text{Earnings per share} = \frac{\text{Danisco's share of profit on ordinary activities}}{\text{average number of shares}}$$

Earnings report.
A financial statement that reports the results of a company's business operations (revenue and expenses) for a set period, usually one year. Also called an income statement, statement of earnings, statement of operations, and statement of profit and loss.

EBIT.
See earnings before interest and tax.

EBITDA.
Short for earnings before interest, tax, depreciation and amortisation.

Economic value added (EVA).
Profit after return on investment. Abbreviated EVA.

Enterprise value.
A company's value without debts.

EPS.
See earnings per share.

Equity.
A company's total assets minus its total liabilities. In other words, the amount that would remain if a company sold all of its assets and paid off all of its liabilities.

Equity ratio.
Capital and reserves/total assets.

Euro.
Single currency in the EMU (ISO currency code: EUR). Until 1 January 2002 when single notes and coins are introduced, the euro will exist only as book money and national currencies will continue to be used for cash payment. On 1 July 2002 at the latest, the euro will become the only legal means of payment within in the EMU.

EVA.
See economic value added.

Exchange rate exposure.
An open foreign exchange position, i.e. the possibility of a loss or a profit in connection with exchange rate fluctuations.

Expenses.
Costs such as salaries, rent, office supplies, advertising, and taxes. Listed in the operating expenses category on the statement of earnings.

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F

Financial Accounting Standards Board (FASB).
An association of accounting professionals that decides, maintains, and communicates generally accepted accounting principles (GAAP).

Financial leverage/financial gearing.
Borrowing to increase the expected return on investment on capital and reserves. It is calculated as the relationship between loan capital and loan capital plus capital and reserves. The term is also used as a reflection of the relationship between a company's net interest-bearing debt and the market value of the company's capital and reserves. Also called financial lever effect/financial risk.

Fixed assets.
Anything companies use for more than one year to manufacture, display, store, and transport products. Often called "Property, plant, and equipment" because that's what fixed assets usually are. Listed after current assets in the assets category on the statement of financial position. See also assets, noncurrent assets.

Footnotes.
An annual report section that provides information essential to fully understanding

the financial statements. Notes explain the financial statements' numbers and any significant events affecting them. Notes also provide additional detail and provide supplementary financial information. Also called notes.

Form 10-K.
A financial report the SEC requires companies to submit yearly. This audited form contains more detailed information than the financial statements in the annual report.

Form 10-Q.
A financial report the SEC requires companies to submit quarterly. This unaudited form includes briefer, less detailed financial statements than those in the annual report.

Forward contract.
Contract for future delivery. The term refers to an individually concluded agreement for future delivery at an already fixed price and due date. The opposite of futures contracts, which are standardised contracts.

Forward (exchange) rate.
The spot rate of a currency minus or plus the interest rate differential converted into exchange rate premium and exchange rate deduction, respectively. Also called forward rate of exchange.

Forward rate agreement.
Future agreement on interest rate, i.e. an agreement between two parties to freeze the interest rate on a future deposit or future bank loan. Abbreviated FRA.

FRA.
See forward rate agreement.

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G

GAAP.
See Generally accepted accounting principles.

Gearing.
Debt relative to capital and reserves. This is a British term.

Generally accepted accounting principles (GAAP).
A set of rules and financial reporting guidelines companies must follow to prepare and present the financial information on the statements. See also Financial Accounting Standards Board (FASB).

Going concern.
A company that is expected to continue its activities in the near future. The value of a going concern is assessed differently than a company that is expected to go out of business.

Goodwill.
An intangible asset that adds value to the worth of a company; for example, the reputation of its products, services, or personnel. Listed in the assets category (sometimes as "Investments and sundry assets") on the statement of financial position. See also asset, intangible assets, noncurrent assets.

Gross income.
The difference between a company's total sales and its cost of sales. Listed as a category on the statement of earnings. Also called gross profit.

Gross profit.
The difference between a company's total sales and its cost of sales. Listed as a category on the statement of earnings. Also called gross income.

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H

Hedging.
Precautions against losses caused by future exchange rate fluctuations.

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I

Income statement.
A financial statement that reports the results of a company's business operations (revenue and expenses) for a set period, usually one year. Also called an earnings report, statement of earnings, statement of operations, and statement of profit and loss.

Income taxes.
Fees placed by federal, state, local, and foreign governments on a company's earnings. Listed on the statement of earnings.

Initial public offering (IPO).
Flotation, i.e. admission of securities for quotation on a stock exchange.

Institutional investor.
An organisation with a major investment volume (professional investors). The term is used, for instance, about pension funds, insurance businesses, unit trusts, etc as well as about investment funds, whose purpose is to conduct an investment business.

Intangible assets.
Anything nonphysical, such as goodwill, trademarks, and patents, that have value for a company. Listed in the assets category (sometimes as "Investments and sundry assets") on the statement of financial position. See also asset, fixed assets, goodwill.

Internal rate of return (IRR).
The discount rate where the present value of a future cash flow equals the invested amount. Abbreviated IRR. Also called effective rate of return.

In-the-money option.
Option where the actual market price of the underlying claim is higher than the exercise price.

Inventories.
All goods and materials available for sale (in the case of wholesalers, retailers, and distributors) or raw materials and supplies, work in process, and finished goods (in the case of manufacturers). Listed in the current assets section on the statement of financial position.

Invested capital

invested capital	=	working capital, intangible and tangible fixed assets, participating interests in associated undertakings less other provisions.

Investments.
A company's equity ownership in unconsolidated subsidiaries and affiliates. Listed in the category of assets (for example, "Investments and sundry assets") on the statement of financial position.

Investor relations.
The division of a company that answers stockholders' questions and sends them regular updates about the company's performance.

IPO.
See initial public offering.

IRR.
See internal rate of return.

ISO Currency Codes.
International standardised abbreviations for all current currencies developed by ISO.
These are the ISO currency codes for some of the most important currencies:

AUD = Australian dollar
BEF = Belgian franc (convertible)
CAD = Canadian dollar
CHF = Swiss franc
DEM = Deutsche Mark
DKK = Danish krone
ESP = Spanish peseta
EUR = Euro
FIM = Finnish mark
FRF = French franc
GBP = British pound sterling
GRD = Greek drachma
IEP = Irish pound
ITL = Italian lira
JPY = Japanese yen
LUF = Luxemburg franc
NLG = Dutch guilder
NOK = Norwegian krone
SEK = Swedish krona
PTE = Portuguese escudo
USD = American dollar
XEU = European Currency Unit
XDR = Special Drawing Rights

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K

KFX.
Share index consisting of the 20 most liquid Danish shares quoted on the Copenhagen Stock Exchange. The KFX index is revised every half year.

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L

Leasing
An agreement under which the owner of an asset, against payment, guarantees the user the user right to the said asset for a given period.

Leverage.
A company's use of debt, instead of its equity, to support its assets and grow.

Liabilities.
A company's debts to a lender, a supplier of goods and services, a tax authority, a landlord, and others. Listed as a category on the statement of financial position

Liquid asset.
An asset that can be quickly converted into cash. Examples include cash and marketable securities. See also cash equivalents.

Long-term.
In accounting conventions, refers to debt with a term to maturity of more than 1 year.

Long-term debt.
Debt a company will repay after one year. Listed in the liabilities category on the statement of financial position.

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M

Market price / market value.
The price at which a given security, loan, etc. is traded or is expected to be traded. Calculated as price multiplied by nominal value. This price does not include accrued interest. For shares, the market price is normally calculated as price per share (per item).
Also, the value of a company determined by multiplying the total number of outstanding shares by the market price per share. For example, if a company has 4,000,000 shares of stock outstanding and the current price per share is $50, the company's market value is 4,000,000 x $50 or $200 million.

Marketable securities.
Financial assets, such as stocks and bonds, that companies can convert to cash. Listed as assets on the statement of financial position.

Mortgage loan.
Loan against mortgage on real property.

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N

Nasdaq
Short for National Association of Securities Dealers Automated Quotation system.

Net asset value.
Total assets less debt.

Net asset value per share

$$\textbf{net asset value per share} = \frac{\text{capital and reserves at 30 April}}{\text{number of shares at 30 April}}$$

Net earnings.
A company's total revenue less total expenses, showing what a company earned (or if lost, called net loss) for a set period, usually one year. Listed often literally as the "bottom line" on the statement of earnings. Also called net income and net profit.

Net income.
A company's total revenue less total expenses, showing what a company earned (or lost, called net loss) for a set period, usually one year. Listed often literally as the "bottom line" on the statement of earnings. Also called net earnings and net profit.

Net present value.
For an asset, the present value of cash flow less the initial investment.

Net profit.
A company's total revenue less total expenses, showing what a company earned (or lost, called net loss) for a set period, usually one year. Listed often literally as the "bottom line" on the statement of earnings. Also called net earnings and net income.

Net sales.
A company's total sales less returned merchandise and discounts. Listed on the statement of earnings. net worth. The amount of a company's stockholders' equity. Listed as total stockholders' equity on the statement of financial position.

Noncurrent assets.
Anything of long-term value to a company, including fixed assets and intangible assets. Listed in the assets category (after current assets) on the statement of financial position. See also fixed assets, goodwill, intangible assets.

Notes.
An annual report section that provides information essential to fully understanding the financial statements. Notes explain the financial statements' numbers and any significant events affecting them. Notes also provide additional detail and provide supplementary financial information. Also called footnotes.

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O

One-on-one meeting.
Investor meeting where a company's management presents the company to one investor or a very limited group of investors, for instance in connection with an issue of securities or the company's release of its preliminary announcement of results.
Click here to view Danisco's IR activities.

Operating expenses.
Costs related to a company's operations. Examples are salaries, advertising, sales commissions, travel, and entertainment. Listed as a category on the statement of earnings.

Operating income (or loss).
The result of deducting the cost of all sales and operating expenses from a company's net sales. Listed on the statement of earnings.

Operating margin

$$\text{operating margin} = \frac{\text{operating profit x 100}}{\text{net sales}}$$

Option.
An agreement that gives the owner (buyer) the right, but not the obligation, to buy or sell a claim at an agreed price at an agreed future date.
The following types of options exist:
1) Call option: The right to buy.

2) Put option: The right to sell.
Options are classified according to when they can be exercised:
1) European option: The right can only be exercised at the expiry date.
2) American option: The right can be exercised in the entire period until the expiry date.

Out-of-the-money.
Option where the actual market price of the underlying claim is lower than the exercise price.

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P

Pay-out ratio

$$\text{pay-out ratio} = \frac{\text{dividend paid x 100}}{\text{Danisco's share of profit on ordinary activities}}$$

PBV.
Short for price book value.

PCE.
Short for price cash earnings.

PCF.
Short for price/cash flow.

PE.
Short for price earnings ratio.

Present value.
The present value of a cash flow.

Price book value.
Market price/book value.

Price cash earnings.
Market price/net profit plus depreciation.

Price/cash flow.
Market price per share relative to cash flow per share. See also cash flow per share.

Price earnings ratio (P/E ratio).
A ratio used to evaluate the relationship between a company's price per share and the earnings per share (EPS). Price per share relative to earnings per share (EPS). Or how much an investor is willing to pay for each surplus currency unit in a company. Abbreviated PE or P/E.
For example, if a company's stock is selling for $12 per share and the earnings per share is $2, the P/E ratio is 12 / 2 = 6.

$$\text{price earnings ratio} = \frac{\text{market capitalisation}}{\text{annual income after tax}}$$

Principal.
The capital sum in a liability.

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R

Ratio.
A measure of the relative size of two numbers. Usually, financial ratios are expressed as a times multiple (x) or a percentage (%). Ratios provide a quick way to compare a company to its performance over time, to other companies in the same industry, and to the industry average.

Report of independent accountants.
A summary of the findings of a firm of independent certified public accountants that audits, or examines, a company's financial statements. This report is included in the company's annual report. Also called auditors' report and auditors' opinion.

Retail investor.
The term is used for all investors that cannot be categorised as institutional investors and qualified institutional investors. Also called private investor.

Retained earnings.
The total amount of a company's net earnings since its inception, minus any payments made to stockholders. Retained earnings is actually part of stockholders' equity and represents the portion of a company's assets that are financed from profitable operations rather than from selling stock to investors or borrowing from external sources. Listed on the statement of financial position.

Return on assets.
Operating profit/total assets.

Return on average invested capital (ROAIC).

$$\text{return on average inv. capital} = \frac{\text{operating profit x 100}}{\text{average invested capital}}$$

Return on capital employed (ROCE).
Measure of profitability.

$$\text{return on capital employed} = \frac{\text{Danisco's operating profit + interest earned}}{\text{average working capital}}$$

Return on capital and reserves.

$$\text{return on capital and reserves} = \frac{\text{Danisco's share of profit on ordinary activities X 100}}{\text{average capital and reserves}}$$

Return on equity (ROE).

$$\text{return on equity} = \frac{\text{Net profit}}{\text{capital and reserves}}$$

Return on invested capital (ROIC).
Key figure that focuses on a company's ability to create value and is calculated as the relationship between earnings and invested capital (interest-bearing debt +

capital and reserves or net interest-bearing debt + capital and reserves. Abbreviated ROIC.

Return on investments (ROI).
Rate of return on an investment. Abbreviated ROI.

Revenue.
The total flow of funds into a company, mostly for sales of its goods or services. Listed as the first category on the statement of earnings.

ROA.
Short for return on assets.

Road show.
Major marketing event where a company's management presents the company at investor presentations and or investor meetings at selected locations (often at major investors' domiciles and or financial centres) for instance in connection with an issue of securities or the publication of the announcement of results of a listed company. See also one-on-one meeting. Click here to view Danisco's IR activities.

ROAIC.
See return on average invested capital.

ROCE.
See return on capital employed.

ROE.
See return on equity.

ROI.
See return on investments

ROIC.
See return on invested capital.

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S

Securities and Exchange Commission (SEC).
A U.S. government agency responsible for, among other things, ensuring publicly held companies report financial information to stockholders regularly.

Securities.
Investments, including stocks and bonds. Listed as assets on the statement of financial position.

Share.
A certificate of ownership in a company. Also called stock.

SHEQ policy.
Danisco's policy on Safety, Health, the Environment, and Quality.

Solvency ratio.

$$\text{solvency ratio} = \frac{\text{capital and reserves x 100}}{\text{assets total}}$$

Spot.
See spot market.

Spot market.
Market for immediate transfer. Disposal in the spot market for foreign exchange takes place two days after the trade date.

Statement of cash flows.
A financial statement that reports the flow of cash in and out of a company for a set period, usually one year. It reports the operating activities, investing activities and financing activities of the company.

Statement of earnings.
A financial statement that reports the results of a company's business operations (revenue and expenses) for a set period, usually one year. Also called an earnings report, income statement, statement of operations, and statement of profit and loss.

Statement of financial position.
A financial statement that reports a company's assets and the claims against them - liabilities and stockholders' equity - at a set date noted on the statement. Also called the balance sheet.

Statement of operations.
A financial statement that reports the results of a company's business operations (revenue and expenses) for a set period, usually one year. Also called an earnings report, income statement, statement of earnings, and statement of profit and loss.

Statement of owners' equity.
A financial statement that reports the changes in the owners' interests (equity); for example, by detailing changes in net earnings or dividends paid to stockholders. This statement is usually separate but a company may prepare a statement of retained earnings instead. Also called statement of stockholders' equity.

Statement of profit and loss.
A financial statement that reports the results of a company's business operations (revenue and expenses) for a set period, usually one year. Also called an earnings report, income statement, statement of earnings, and statement of operations.

Statement of stockholders' equity.
A financial statement that reports the changes in the owners' interests (equity); for example, by detailing changes in net earnings or dividends paid to stockholders. This statement is usually separate but a company may prepare a statement of retained earnings instead. Also called statement of owners' equity.

Stock.
A certificate of ownership in a company. Also called share.

Stockholder.
An owner of part of a company. Also called a shareholder.

Stock split.
The change in the denomination of a share. A stock split can be combined with the issue of bonus shares to achieve a suitable denomination.

Synergy.
Advantage achieved through integration of business units.

Top

T

trend.
A pattern in a company's financial performance over time. For example, if a company's sales have been increasing over many months or years, analysts would describe this pattern as a sales growth trend.

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V

VP (Værdipapircentralen).
The Danish Securities Centre, abbreviated VP in Danish secures electronic book entries of the trade in and the deposit of listed securities.

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W

WACC.
See weighted average cost of capital

Weighted average cost of capital (WACC).
Yield requirement for loan capital and capital and reserves. Calculated on the basis of the company's capital structure, i.e. the market value of the capital and reserves relative to the market value of the interest-bearing debt. Abbreviated WACC.

Withholding tax.
Tax at source. For instance, used in connection with withholding tax on interest, i.e. the interest is disbursed after deducting withholding tax (coupon tax).

Working capital.
Working capital consists of current assets and liabilities.

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Y

Yield curve.
Shows the correlation between interest and term to maturity.

Top


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DANISCO
First you add knowle

Finacial Q & A

Please find below some of the questions asked by analysts and investors at the latest quarterly annoncement.

Q&A following Q4 2002/03

Q: How much of your debt is based on fixed rates?
A: Currently, some 10 per cent of our debt is in fixed-rate loans. Most of our debt is short-term so we can benefit from the low interest rates.

Q: In Q4 2002/03, the EBITA margin dropped by almost 1 percentage point compared to last year. What was the reason for this?
A: This development can to a great extent be explained by our decision to enter the US market for sweeteners, which is yielding high volume growth but at lower prices.

Q: What will your capital expenditure be in the coming year?
A: We expect capex in the area of DKK 900-1,000 million. Sugar is expected to exceed maintenance level due to the reconstruction of the Kantvik site in Finland following the fire.

Q: During the financial year 2002/03, you experienced a loss on vanilla contracts. Has this situation improved?
A: Yes, the vanilla contracts from last year have now been renewed and we have bought vanilla forwards at a price, which will give us a reasonable margin.

Q: Organic growth within speciality products is very much subdued by the phasing out of products. When is that done with?
A: Yes, organic growth was 2% for speciality products in 2002/03 and adjusting for the phasing out of products growth would have been 7%. The phasing out is almost complete meaning reduced impact going forward.

Q: The tough business environment considered, can we expect a cost cutting programme in 2003/04?
A: No, that is not on the cards. We are constantly working to reduce costs, so that is an ongoing process. We are among the top performers in the industry as regards growth as well as margins and we intend to remain so.

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Q: Your sugar quota was reduced by 5.3% last year, what impact will this have in this financial year?
A: The quota reduction will reduce EBITA from sugar by some DKK 50-100m in the financial year 2003/04.

Q: Can you elaborate on your new dividend policy?
A: If we do not make any acquisitions, we are in surplus of cash. We are happy with the balance sheet as it is at the moment so it has been decided to distribute to the shareholders an amount corresponding to the net profit going forward. This will be done through dividends and share buybacks.

---

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2001/02	1/5 2001	1/5 2002	1/5 2003	1/5 2004	Total
Executive Board	37,000	74,000	74,000	37,000	222,000
Senior executives	95,000	191,500	194,000	97,500	578,000
Total	132,000	265,500	268,000	134,500	800,000

In 2003/04, Danisco issued share options to the Executive Board and senior executives. The programme includes 116 employees and runs from 2006 to 2009. Strike prices are DKK 264. The programme corresponds to 500,000 shares, which are hedged by the holding of own shares.

Share option programme end 2009	1/5 2006
Executive Board	200,000
Senior executives	300,000
Total	500,000

Warrants
In the autumn of 2002, Danisco issued warrants to all its employees, excluding the employees included in the share option programme. Almost 7,000 employees subscribed for warrants and a total of 1,180,525 warrants were issued, corresponding to 89 per cent of the warrants offered. The warrants can be exercised to buy new shares at the price of DKK 299 from 5 September 2005 until 4 September 2007. The warrants are not covered by the holding of own shares.

12




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DANISCO
First you add knowle

Facts

Facts for financial year 2001/02:

- The shares are traded in units of DKK 20.
- Share capital: DKK 1,064 million.
- Number of shares: 58.2 million.
- Number of registered shareholders: 30,000.
- Registered shareholders hold about 73 per cent of the share capital.
- Private investors are estimated to account for 10 to 15 per cent of the share capital.
- Foreign investors (outside Denmark) holds 35 to 40 per cent of the share capital.

Listing
Danisco's shares are listed on the Copenhagen Stock Exchange and were listed on the HEX Helsinki Exchanges until 27 March 2002.

Reduction of the company's share capital
On 5 September 2002, the Annual General Meeting adopted the Board of Directors' proposal for a reduction of the company's share capital by a nominal value of DKK 100,443,540 to a nominal value of DKK 1,063,992,040 through cancellation of 5,022,177 own shares acquired by the company at a price of DKK 284.6843022 per share of DKK 20. This means that through the cancellation an amount of DKK 1,429,734,955 is paid to the shareholders.

The AGM authorised the Board of Directors after expiry of the statutory notice to effect and register the capital reduction, and to change Article 4.1 of the Articles of Association in compliance with the capital reduction resolution.

Class of shares
Danisco has only one class of share and no shares have special rights. The shares are negotiable, may be freely transferred and are issued to bearer. As Daniscos wishes to be able to provide investors with information about the company, the Group invites shareholders to register in the Company's Register of Shares. However, registration is not obligatory. For further details please contact the Shareholder's Secretariat.

No shareholder is entitled to exercise the voting rights - either by proxy or in his own right - for a holding of more than 7.5 per cent of the company's issued share capital.

Share split
Adopted at the Annual General Meeting held on 15 September 1993 each Danisco share of DKK 100 was split into five equal shares of DKK 20 each.

Share capital

		1997/98	1998/99	1999/00	2000/01	2001/02
Average no. of shares	'000	59,930	58,566	57,891	57,377	55,734
Earnings per						

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share (BEPS)	DKK	20.35	15.83	14.44	15.22	16.24
Cash flow per share	DKK	33.51	34.01	40.45	38.03	37.03
Net asset value per share (NAV)	DKK	209	211	235	220	216
Market capitalisation	DKK mill.	25,480	18,852	14,214	16,489	15,402
Price / earnings	DKK	20.93	20.53	17.11	19.19	17.43
Dividend per share	DKK	6.00	6.00	6.00	6.00	6.00
Pay-out ratio	%	29.4	37.5	41.3	38.8	36.1

- Click here to view Danisco's financial dictionary.

Source: Danisco's Annual Report 2001/02.

13




DANISCO
First you add knowle

Facts

Facts for financial year 2002/03:

- The shares are traded in units of DKK 20.
- Share capital: DKK 1,064 million.
- Number of shares: 53.2 million.
- Number of registered shareholders: 30,500.
- Registered shareholders hold about 75 per cent of the share capital.
- Private investors are estimated to account for 10 to 15 per cent of the share capital.
- Foreign investors (outside Denmark) holds approximately 40 per cent of the share capital.

Listing
Danisco's shares are listed on the Copenhagen Stock Exchange and were listed on the HEX Helsinki Exchanges until 27 March 2002.

Reduction of the company's share capital
On 5 September 2002, the Annual General Meeting adopted the Board of Directors' proposal for a reduction of the company's share capital by a nominal value of DKK 100,443,540 to a nominal value of DKK 1,063,992,040 through cancellation of 5,022,177 own shares acquired by the company at a price of DKK 284.6843022 per share of DKK 20. This means that through the cancellation an amount of DKK 1,429,734,955 is paid to the shareholders.

The AGM authorised the Board of Directors after expiry of the statutory notice to effect and register the capital reduction, and to change Article 4.1 of the Articles of Association in compliance with the capital reduction resolution.

Class of shares
Danisco has only one class of share and no shares have special rights. The shares are negotiable, may be freely transferred and are issued to bearer. As Daniscos wishes to be able to provide investors with information about the company, the Group invites shareholders to register in the Company's Register of Shares. However, registration is not obligatory. For further details please contact the Shareholder's Secretariat.

No shareholder is entitled to exercise the voting rights - either by proxy or in his own right - for a holding of more than 7.5 per cent of the company's issued share capital.

Share split
Adopted at the Annual General Meeting held on 15 September 1993 each Danisco share of DKK 100 was split into five equal shares of DKK 20 each.

Share capital

		1998/99	1999/00	2000/01	2001/02	2002/03
Average no. of shares	'000	58,566	57,891	57,377	55,734	52,366
Diluted number						

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of shares at year-end excluding own shares	'000	58,007	57,547	56,517	54,447	**51,127**
Earnings per share						
- Basic (BEPS)	DKK	15.83	14.44	15.22	16.24	**19.02**
- Diluted (DEPS)	DKK	15.83	14.44	15.20	16.22	**19.02**
- Dilluted, amortisation of goodwill added (DEPSAA)	DKK	25.15	23.75	22.80	23.37	**26.73**
Cash flow per share	DKK	34.01	40.45	37.98	36.99	**37.94**
Diluted net asset value per share (NAV)	DKK	211	238	226	231	**223**
Market value	DKK mill.	18,852	14,214	16,503	15,409	**12,424**
Price / earnings	DKK	20.53	17.11	19.19	17.43	**12.78**
Dividend per share	DKK	6.00	6.00	6.00	6.00	**6.25**
Pay-out ratio	%	37.5	41.3	38.8	34.7	**32.1**

Source: Danisco's Annual Report 2002/03.

- Click here to view Danisco's financial dictionary.

14





DANISCO
First you add knowle

Shareholders

Danisco has around 30,000 registered shareholders, of whom close to 29,000 are private investors. Registered shareholders thus account for 73 per cent of the total share capital.

Danisco shareholders are encouraged to register in the company's Register of Sharesinn order to provide investors with information about the company.

No shareholder is entitled to exercise voting rights - either by proxy or in his own right - for a holding of more than 7.5 per cent of the company's issued share capital.

Danisco's share ownership is broadly based with shares held by private individuals as well as institutional investors in and outside Denmark. Private investors are estimated to account for 10 to 15 per cent of the share capital, and foreign investors hold almost 40 per cent. As a group, the 25 largest shareholders hold about 50 per cent of Danisco's share capital.

Institutional investors include asset management companies, investment funds, pension funds, insurance companies, banks and labour market related funds. In accordance with sections 28 and 29 of the Danish Securities Trading Act, two shareholders have announced that they each hold more than five per cent of the share capital:

Shareholder	Announced	Share
ATP, The Danish Labour Market Supplementary Pension Fund, Hilleroed, Denmark	30 December 2002	10.2%
LD Pensions, Copenhagen, Denmark 1)	30 April 2002	6.2 %

1) The percentage share has been adjusted to reflect the share of the reduced share capital

Holding of own shares
As announced at the AGM on 5 September 2002, Danisco intends to purchase its own shares in the market.

Danisco can repurchase up to 10 per cent of the company's share capital in the period until the next AGM due on 28 August 2003. The shares will be used for the continued development of the company's capital structure, for financing and execution of acquisitions, for sales, for other transfer purposes or for cancellations.

The table below illustrates the development in Danisco's holding of own shares up until the end of the second quarter in the financial year 2002/03 ending 31 October 2002.

	Holding of own shares beginning of period	Reduction of share	Holding of own shares end of	Total share capital end of	Own shares % of total

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Period		Purchase	capital	period	period	capital
	No. shares					
Q3 2002/03	1,086,000	326,000	0	1,412,000	53,199,602	2.6%
Q2 2002/03	5,622,800	485,377	-5,022,177	1,086,000	53,199,602	2.0%
Q1 2002/03	3,797,800	1,825,000	0	5,622,800	58,221,779	9.7%
Q4 2001/02	3,497,800	300,000	0	3,797,800	58,221,779	6.5%
Q3 2001/02	2,226,800	1,271,000	0	3,497,800	58,221,779	6.0%
Q2 2001/02	1,752,000	474,800	0	2,226,800	58,221,779	3.8%
Q1 2001/02	1,752,000	0	0	1,752,000	58,221,779	3.0%
Q4 2000/01	852,000	900,000	0	1,752,000	58,221,779	3.0%
Q3 2000/01	822,000	30,000	0	852,000	58,221,779	1.5%
Q2 2000/01	815,000	7,000	0	822,000	58,221,779	1.4%
Q1 2000/01	675,000	140,000	0	815,000	58,221,779	1.4%

In the Q2 (2002/03) report published on 19 December 2002, Danisco announced that the company had a holding of 1,281,000 own shares, equivalent to 2.4 per cent of the reduced share capital.

Prior to that, we had made announcements on the holding of own shares on the following dates in the financial year 2002/03: 17 December 2002, 13 August 2002, 8 August 2002, 6 August 2002, 12 July 2002, 13 May 2002. All announcements can be found in the financial news archive.

Board of Directors
As of February 2003, the members of the Board of Directors own a total of 15,732 shares in Danisco A/S.

Executive Board
As of February 2003, the members of the Executive Board own a total of 7,559 shares in Danisco A/S. In addition, the members of the Executive Board hold 222,000 share options.
Click here to download the latest quarterly statement of shareholdings as of 17 January 2002 as a PDF file.

Employee shares
Over the past 12 years, Danisco has issued employee shares on three occasions. The latest programme of April 1997, under which a total of 343,556 shares were issued, remains in force. The shares were released in January 2003.

Issued	No. of shares	Release
November 1990	146,075 shares	January 1996
November 1994	204,409 shares	January 2000
April 1997	343,556 shares	January 2003

Share options
In 2000/01, Danisco issued share options to the Executive Board and senior

executives. The programme includes 116 employees and runs from 2001 to 2005. Strike prices are DKK 262, DKK 275 and DKK 287. The programme corresponds to 800,000 shares, which are hedged by the holding of own shares. Below, you will find a table illustrating the programme as stated in the Annual Report 2001/02. The number of share options will decline during the programme as options are exercised.

Share option programme end 2001/02	1/5 2001	1/5 2002	1/5 2003	1/5 2004	Total
Executive Board	37,000	74,000	74,000	37,000	222,000
Senior executives	95,000	191,500	194,000	97,500	578,000
Total	132,000	265,500	268,000	134,500	800,000

Warrants

In the autumn of 2002, Danisco issued warrants to all its employees, excluding the employees included in the share option programme. Almost 7,000 employees subscribed for warrants and a total of 1,180,525 warrants were issued, corresponding to 89 per cent of the warrants offered. The warrants can be exercised to buy new shares at the price of DKK 299 from 5 September 2005 until 4 September 2007. The warrants are not covered by the holding of own shares.

15,





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DANISCO
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Insider register

Danish authorities (the Danish Folketing and the Danish Financial Supervisory Authority) have decided to increase transparency in the Danish stock market with respect to insider trading. In order to do so, listed companies are obliged to make public a list of shareholdings and major transactions of the employees deemed to have access to inside information and their related persons.

Insiders at Danisco are defined as the members of the Board of Directors and the Executive Board, and other employees and persons, who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises approximately 150 individuals. The reported trading of this group also includes trading in Danisco shares by beneficiary owners.

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to publish reported trading in Danisco shares by insiders and related persons when the net trading value of transactions by the said persons as a group exceeds DKK 50,000. Furthermore, Danisco is required to publish a quarterly update of insiders' and related persons' holdings of Danisco shares.

Below is a list of the latest and expected future notices to the Copenhagen Stock Exchange regarding insider holdings and trading:

Past announcements	Release date
Quarterly statement of shareholdings	16 April 2003
Statement of transactions	21 March 2003
Quarterly statement of shareholdings	17 January 2003
Initial statement of shareholdings	29 November 2002

Expected future announcements	Release date
Quarterly statement of shareholdings	16 July 2003

Employee shares
Over the past 12 years, Danisco has issued employee shares on three occasions. The latest programme of April 1997, under which a total of 343,556 shares were issued remains in force, the shares being scheduled for release in January 2003.

	Issued	No. of shares	Release
▫	November 1990	146,075 shares	January 1996
▫	November 1994	204,409 shares	January 2000
▫	April 1997	343,556 shares	January 2003

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EXECUTIVE BOARD

DANISCO

16.

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
E-mail: investor@danisco.com
Website: www.danisco.com

No. 1/2002

29 November 2002

Initial statement of shareholdings as at 29 November 2002

Statement of the total holding of shares and the market price thereof as at 29 November 2002 is hereby submitted.

	Number of shares as at 29 November 2002	Market price as at 29 November 2002
Executive Board	7,559	1,849,234
Board of Directors	15,822	3,870,694
Other persons	26,802	6,556,841

Yours faithfully,

Alf Duch-Pedersen

For further information, please contact:
Michael von Bülow, Communications, tel. +45 32 66 20 43, e-mail: sfmvb@danisco.com
Jette Grøn Larsen, Communications, tel. +45 32 66 20 29, e-mail: irjl@danisco.com

/7

DANISCO

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
E-mail: investor@danisco.com
Website: www.danisco.com

17 January 2003

Quarterly statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco hereby submits a statement of shareholdings in Danisco A/S by members of the Board of Directors, members of the Executive Board and employees defined as insiders.

Securities code: DK0010207497	Portfolio	Market value in DKK
Board of Directors	15,732	3,928,595
Executive Board	7,559	1,887,633
Other insiders	26,815	6,696,242
All insiders and their connected persons	50,106	12,512,470

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 161 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

The next quarterly statement of shareholdings will be submitted to the Copenhagen Stock Exchange on 16 April 2003, upon expiry of the four-week trading period following Danisco's announcement of results on 19 March 2003.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2029, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2043, e-mail: sfmvb@danisco.com

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

18.

21 March 2003

Statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to report the trading in Danisco shares of insiders and their connected persons when the net trading value for the individual insider and his connected persons taken as a group exceeds DKK 50,000.

The statement below shows insider trading in Danisco shares as reported to Danisco A/S.

Securities code: DK0010207497

Trading date: 20 March 2003

Shares traded, net: 740

Market value: DKK 168,420.00

Total insider register

Number of shares prior to change: 50,106
Market value prior to change: DKK 11,390,096

Number of shares after change: 50,846
Market value after change: DKK 11,490,117

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 161 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2029, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2043, e-mail: sfmvb@danisco.com

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

19.

16 April 2003

Quarterly statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco hereby submits a statement of shareholdings in Danisco A/S by members of the Board of Directors, members of the Executive Board and employees defined as insiders.

Securities code: DK0010207497	Portfolio	Market value in DKK
Board of Directors	15,732	3,792,670
Executive Board	7,999	1,928,399
Other insiders	27,260	6,571,840
All insiders and their connected persons	50,991	12,292,909

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 162 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

The next quarterly statement of shareholdings will be submitted to the Copenhagen Stock Exchange on 16 July 2003, upon expiry of the four-week trading period following Danisco's announcement of Annual Accounts for 2002/03 on 17 June 2003.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2029, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2043, e-mail: sfmvb@danisco.com

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

20.

16 July 2003

Quarterly statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco hereby submits a statement of shareholdings in Danisco A/S by members of the Board of Directors, members of the Executive Board and employees defined as insiders.

Securities code: DK0010207497	Portfolio	Market value in DKK
Board of Directors	15,732	3,908,615
Executive Board	7,999	1,987,351
Other insiders	27,240	6,767,778
All insiders and their connected persons	50,971	12,663,744

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 165 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

The next quarterly statement of shareholdings will be submitted to the Copenhagen Stock Exchange on 21 October 2003, upon expiry of the four-week trading period following Danisco's announcement of results on 22 September 2003.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2029, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2043, e-mail: sfmvb@danisco.com

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DANISCO
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Dividend

Dividends are declared by the Annual General Meeting (AGM).

At the coming AGM (2002) the Board of Directors of the company will propose a dividend of DKK 6.00 per DKK 20 share (unchanged).

Dividends for the year will be paid automatically through the Danish Securities Centre immediately after the AGM (see the financial calendar). Danisco does not pay interim dividends as this is not allowed under the Danish Companies Act.

		1997/98	1998/99	1999/00	2000/01	2001/02
Average no. of shares	'000	59,930	58,566	57,891	57,377	55,734
Basic earnings per share (BEPS)	DKK	20.35	15.83	14.44	15.22	16.24
Cash flow per share	DKK	33.51	34.01	40.45	38.03	37.03
Net asset value per share (NAV)	DKK	209	211	235	220	216
Market capitalisation	DKK mill.	25,480	18,852	14,214	16,489	15,402
Dividend per share	DKK	6.00	6.00	6.00	6.00	6.00
Pay-out ratio	%	29.4	37.5	41.3	38.8	36.1

Click here to view Danisco's financial dictionary.

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Business areas
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Download articles of ass
You can download the articl in English and Danish versio

English As a Pd

Danish As a Pd

Download appendix to th association
You can download the appe articles as a pdf file in Englis versions below:

English As a Pd

Danish As a Pd

To download the file to your mouse button and choose "s as".

ARTICLES OF ASSOCIATION
for
Danisco A/S

December 2002

Name, Registered Office and Objects

Article 1

1.1 The Company's name is Danisco A/S.

1.2 The Company also carries on operations under the secondary names:

- Aktieselskabet De Danske Sukkerfabrikker (Danisco A/S)
- Grindsted Products A/S (Danisco A/S)
- Maribo Frø A/S (Danisco A/S)
- Danisco Sugar A/S (Danisco A/S)
- Danisco Ingredients A/S (Danisco A/S)
- Danisco Seed A/S (Danisco A/S)
- Danisco-Cultor A/S (Danisco A/S)
- Danisco Cultor A/S (Danisco A/S)
- Danisco Sweeteners A/S (Danisco A/S)
- Danisco Cultor Ingredients A/S (Danisco A/S)
- Danisco Emulsifiers A/S (Danisco A/S)
- Danisco Functional Systems A/S (Danisco A/S)
- Danisco Textural Ingredients A/S (Danisco A/S)
- Danisco Flavours A/S (Danisco A/S)
- Danisco Specialities A/S (Danisco A/S)
- Danisco Animal Nutrition A/S (Danisco A/S)
- Danisco Venture A/S (Danisco A/S)

1.3 The Company is officially listed on the Copenhagen Stock Exchange.

Article 2

2.1 The registered office of the Company is situated in the Municipality of Copenhagen.

Article 3

3.1 The objects for which the Company has been established are to carry on industrial and trading activities at home and abroad and any other activities which may seem to the Board of Directors to be related to the above objects.

The Company's Share Capital and Shares

Article 4

4.1 The Company has a share capital of DKK 1,063,992,040.00 divided into shares of DKK 20 each.

4.2 The shares have been issued through the Danish Securities Centre.

4.3 By a decision of the Board of Directors, the Company's share capital may be increased by one or more share issues by up to DKK 250,000,000.

Such increase may be effected by settlement in cash, by conversion of debt, or as consideration for the acquisition of a going concern or specific capital assets. Where the subscription price is equal to the market price, the Board of Directors may determine that subscription shall be effected without any pre-emptive rights for existing shareholders. Where the increase is effected by conversion of debt or as consideration for the acquisition of a going concern, the existing shareholders shall not have any pre?emptive rights.

The authorisation granted to the Board of Directors shall apply for the period until 1 September 2003. The time and terms and conditions governing the increase shall be determined by the Board of Directors, with due observance of the provisions set out in Article 4.5 below.

4.4 For a period of five years until 1 September 2003 the Company may, by a decision of the Board of Directors, raise a loan by one or more issues of bonds or other instruments of debt with a right for the bondholder to convert his claim into new shares, at the most DKK 250,000,000 (convertible loans).

Convertible loans may be raised in DKK or the equivalent in foreign currency computed at the rates of exchange ruling at the day of the loan. At the same time the Board of Directors shall be empowered to make the consequent capital increase. Convertible loans may be raised against settlement in cash or in some other way. The Board of Directors may decide that the pre-emption rights of the shareholders shall be departed from. If the shareholders' pre-emption rights are departed from, the convertible loans shall be offered at a subscription price and a conversion price which in the aggregate at least correspond to the market price of the shares at the date of the decision of the Board of Directors, however, not less than DKK 21 per share.

The time limit for conversion may be fixed for a longer period than five years after the raising of the convertible loan. The terms and conditions for raising convertible loans shall be determined by the Board of Directors, including loan terms and provisions for conversion and the legal position of the bondholders in the event of a capital increase, capital reduction, the raising of new convertible loans, the dissolution, merger or demerger of the Company, before the expiry of the right of conversion.

The time and terms and conditions for the capital increase shall be fixed by the Board of Directors in accordance with the provisions set out in Article 4.5.

4.5 New shares issued in pursuance of the authorisation of the Board of Directors in accordance with Articles 4.3, 4.4 and 4.7 shall be negotiable instruments, issued to bearer and shall rank for dividend as from a date to be fixed by the Board of Directors, however not later than for the accounting year following the year of the capital increase.

No restrictions shall apply to the pre-emption rights attached to the new shares, which shall rank pari passu with existing shares with respect to rights, redeemability and transferability. The Board of Directors shall be empowered to make such amendments to the Articles of Association as are necessitated by the anticipated capital increase.

4.6 The authorisation of the Board of Directors pursuant to Articles 4.3 and 4.4, irrespective of the amounts indicated in each authorisation, shall only apply to the extent corresponding to an aggregate increase of the share capital of DKK 250,000,000.

4.7

The Company's Board of Directors has on 18 September 2002 resolved to exercise the authorisation given to the Board of Directors on the Annual General Meeting of 5 September 2002 to issue warrants as the Board of Directors has resolved to issue warrants without pre-emption right for the shareholders of the Company. The warrants are issued to all employees employed by the Company or its subsidiaries who did not receive share options from the Company in 2000. The offer and allotment of warrants shall occur on the basis of reasonable criteria (such as level of salary, seniority, number of working hours and similar criteria) determined by the Company's Executive Board.

The warrants shall provide the right to subscribe to shares in the Company up to a
nominal amount of DKK 28,000,000. However, the adjustment mechanisms determined may result in a higher amount. As a consequence hereof, the Board of Directors has at the same time resolved upon the capital increases related to the warrants of up to nominally DKK 28,000,000. However, the adjustment mechanisms determined may result in a higher amount.

The exact terms for subscription for and exercise of the warrants and the related cash capital increases are set out in appendix 1 which constitutes the complete decision of the Board of Directors and is an integrated part of the Company's Articles of Association.

Article 5

5.1 The Company's shares shall be issued to bearer but may be registered in the name of the shareholder in the Company's Register of Shares.

5.2 The Company's shares are negotiable and may be freely transferred.

5.3 The Board of Directors shall ensure that a Register of Shares is kept containing a complete list of the Company's shares. Where the shareholder requests registration of his shares, the name of the shareholder shall be registered in the Register of Shares.

Article 6

6.1 Payment of dividends shall be made by transfer to the accounts designated by the shareholders in accordance with the regulations from time to time applicable to the Danish Securities Centre.

General Meeting

Article 7

7.1 The General Meeting has supreme authority in all company matters within the scope of Danish legislation and these Articles of Association.

Article 8

8.1 General Meetings shall be held in Greater Copenhagen.

Article 9

9.1 The Annual General Meeting shall be held in every year within four months after the close of the accounting year.

9.2 An Extraordinary General Meeting shall be held when deemed appropriate by the Board of Directors, or on the request of the auditor or shareholders holding in aggregate one tenth of the share capital. Such a request shall be submitted in writing to the Board of Directors and shall specify the business desired to be transacted. Such Extraordinary General Meeting shall be convened 14 days after the receipt of the request at the latest.

Article 10

10.1 Annual General Meetings shall be convened by the Board of Directors giving not more than four weeks' nor less than 14 days' notice, and Extraordinary General Meetings shall be convened by the Board of Directors giving not more than four weeks' nor less than eight days' notice by an advertisement inserted once in the Official Gazette and a Copenhagen newspaper at the discretion of the Board of Directors, and by ordinary mail addressed to all shareholders registered in the Register of Shares who have requested to be notified of the General Meeting. The notice convening the General Meeting shall contain the agenda and the essentials of any proposals for changes in the Articles of Association.

Article 11

11.1 Any shareholder shall be entitled to request that any resolutions proposed by him be dealt with at the Company's General Meeting. Resolutions must be submitted in writing to the Board of Directors sufficiently early to permit their inclusion in the agenda of the General Meeting, i.e. with respect to the Annual General Meeting normally at least 30 days in advance.

Article 12

12.1 The agenda of the General Meeting and the resolutions in full intended to be submitted at the Meeting - and, in the case of the Annual General Meeting, the audited annual report - shall be available for the inspection by the shareholders at the Company's registered office eight days before any General Meeting at the latest. At the same time, the documents referred to above shall be sent to any shareholders who have so requested.

Article 13

13.1 The agenda of the Annual General Meeting shall include the following:

1. The Directors' report on the Company for the year ended.
2. Submission of the audited annual report, and resolutions for the approval of the annual report and of the discharge of the Board of Directors from their obligations.
3. Resolution on the appropriation of profits or covering of losses in respect of the approved annual accounts.
4. The election of members to the Board of Directors.
5. The election of two Danish state-authorised public accountants to serve as auditors.
6. Any other resolutions submitted by the Board of Directors or shareholders.

Article 14

14.1 Each DKK 20 share shall give the shareholder one vote. However, no one shall be entitled to exercise the voting rights - either by proxy or in his own right - for a share amount of more than 7 1/2% of the Company's issued share capital. This restriction shall not apply to the Board of Directors voting as proxy of any shareholder, provided that the said proxy does not confer voting rights amounting to more than 7 1/2% of the Company's share capital.

14.2 For the purposes of Article 14.1, shares which according to the entry in the Register of Shares are owned by different individuals shall be deemed to be owned by one shareholder if the owners constitute an interest group, either expressly or tacitly, or if the individual shareholders are not free to exercise their voting rights due to any special relationship.

14.3 Voting rights can only be exercised by shareholders or their proxies if an admission card has been obtained in due time, cf. Article 14.4, and if the

share conferring the voting right is registered in the name of the shareholder in the Register of Shares. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question at the General Meeting if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting or if the shareholders before that time have applied for registration and filed proof of the acquisition.

14.4 Every shareholder shall be entitled to attend the General Meeting, provided that he has requested and obtained an admission card at the Company's offices at least two weekdays before the Meeting. Proof that he is a shareholder shall have been conclusively provided on the presentation of an extract copy from the Danish Securities Centre, which shall not be more than one month old.

14.5 Any shareholder shall be entitled to attend together with an adviser or be represented by a proxy, who shall produce a written and dated Form of Proxy issued for a period of one year or less.

Article 15

15.1 General Meetings shall be presided over by a Chairman nominated by the Board of Directors. The Chairman shall decide all procedural issues arising at the Meeting and in connection with the casting of votes.

15.2 Minutes shall be taken of the proceedings at General Meetings and shall be signed by the Chairman.

Article 16

16.1 All matters submitted to General Meetings shall be decided by simple majority of votes.

16.2 To pass a resolution - excepting those for which unanimity or a special qualified majority are required by Danish legislation - relating to

1) Changes in the Articles of Association;

2) Changes in the Company's share capital, unless such changes fall within Articles 4.3 - 4.4 and 4.A;

3) The dissolution of the Company or merger with another company; requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the General Meeting vote in favour of the resolution.

Board of Directors

Article 17

17.1 The Board of Directors shall consist of, apart from the employee representatives referred to in the Danish Companies Act, five to eight members, who shall be elected at the Annual General Meeting.

17.2 The members of the Board of Directors elected by the shareholders at Annual General Meetings are elected for a term of two years. Re-election is possible.

Article 18

18.1 The Board of Directors shall elect a Chairman and one or two Deputy Chairmen from among their number.

18.2 In the event of parity of votes, the Chairman or, in his absence, the acting Deputy Chairman shall have a casting vote.

Article 19

19.1 The Board of Directors shall determine its own rules of procedure for the discharge of their duties.

19.2 The Board of Directors shall keep minutes of the proceedings at Board Meetings, such minutes to be signed by all Directors present.

Article 20

20.1 The Directors shall receive an annual emolument to be approved by the shareholders in General Meeting.

Executive Board

Article 21

21.1 The Board of Directors shall appoint an Executive Board to be composed of not less than three nor more than ten members to be in charge of day-to-day management of the Company.

21.2 The Board of Directors shall appoint a President of the Executive Board. The distribution of duties among the members of the Executive Board is subject to the approval of the Board of Directors.

Binding Signatures

Article 22

22.1 The Company shall be bound by the joint signatures of the Chairman of the Board of Directors or a Deputy Chairman together with a member of the Executive Board, or by the joint signatures of two members of the Executive Board, or by the joint signatures of the whole Board of Directors.

Audit

Article 23

23.1 The shareholders in General Meeting shall appoint two Danish state-authorised public accountants to serve as auditors for the period until the next Annual General Meeting.

23.2 The auditors shall keep an audit book to be submitted at every Board of Directors' meeting. Any addition to the audit book must be signed by all the Directors.

Annual Accounts, etc.

Article 24

24.1 The Company's accounting year runs from 1 May to 30 April.

Article 25

25.1 The annual report shall be drawn up in accordance with the provision of the Danish Financial Statements Act.

As approved and adopted by the Company's General Meeting on 8 May 1989, and later amended on 6 September 1990 (General Meeting resolution), 28 January 1991 (Board of Directors' resolution), 19 April 1991 (Board of Directors' resolution), 10 September 1991 (General Meeting resolution), 10 September 1992 (General Meeting resolution), 16 September 1993 (General Meeting resolution), 7 February 1994 (General Meeting resolution), 15 September 1994 (General Meeting resolution), 19 December 1994 (Board of Directors' resolution), 28 April 1995 (Board of Directors' resolution), 19 September 1995 (General Meeting resolution), 18 December 1995 (Board of Directors' resolution), 6 May 1996 (Board of Directors' resolution), 17 September 1996 (General Meeting resolution), 22 October 1996 (Board of Directors' resolution), 18 December 1996 (Board of Directors' resolution), 23 January 1997 (Board of Directors' resolution), 12 February 1997 (Board of Directors' resolution), 3 April 1997 (Board of Directors' resolution), 16 September 1997 (General Meeting resolution), 17 December 1997 (Board of Directors' resolution), 1 September 1998 (General Meeting resolution), 21 April 1999 (Board of Directors' resolution) and 6 September 1999 (General Meeting resolution), 7 September 2000 (General Meeting resolution), 6 September 2001 (General Meeting resolution), 5 September 2002 (General Meeting resolution), 18 September 2002 (Board of Directors' resolution) and 17 December 2002 (Board of Directors' resolution).

Download the appendix to the articles as a pdf file in English or Danish

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DANISCO

First you add knowle

Online Share Price

Danisco's Share Monitor is an interactive tool for viewing and analysing the market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

You may choose between two versions of Share Monitor: a functionally-rich Java applet and a more basic HTML-based version. The latter benefits users with low bandwidth Internet connections.

Latest value

DKK 242.00	% +0.41 ↑


DKK ■ Danisco
KFX ■ DKK
250
245
240
220
218
216
214
1 month

Updated: 08-08-2003

JAVA MONITOR

This applet is about 300 Kb and will take about 40 seconds to load on a 56 Kbps modem.

If you experience any difficulties in starting the Share Monitor, clear your browser's cache-memory and reload the application.

Requirements: Java-enabled browser such as IE or Netscape 4.0 or newer. JDK 1.1. support required.

HTML MONITOR

This version is 25 Kb and will take couple of seconds to download on a 56 Kbps modem.

HTML- monitor is recommended for users who do not have Java-capable browsers and for those with slower Internet connections and/or computers. Also, you should use this version if you experience any difficulties with the Java version.

Browser requirements: IE or Netscape 3.0 or newer.

Related links

Facts about the shares
Danisco's shares are listed
Copenhagen Stock Exchan
Read more

Copenhagen Stock Excha
Follow the Danisco share pi
Copenhagen Stock Exchan
click here to visit the wet

Genencor's shares
Genencor International is lis
technology stock exchange,
follow the share price at Na
please click here.
Click here to visit the wel

Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring soli
customer requirements.
read more

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

24.

Investment Calculator

The investment calculator is an interactive tool for calculating the share yield.
Enter the amount of money (DKK) and the date of investment.
Click on "Calculate" to see results.

Amount Invested 1000 DKK

Date 3 / May / 1990 dd/mm/yyyy

☑ Dividend reinvested

Calculate

---

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

25,

Historical Price Lookup

You can search historical closing quote of Danisco´s share. The data is split adjusted and is available from May 3, 1990.

Select format: (•) HTML ( ) Excel

Select timehorizon:

2 | Jun | 2003 - 2 | Jul | 2003

Show data

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DANISCO

First you add knowle

Trading Codes

How to find Danisco on different financial information systems:

- ISIN Codes: DK0010207497
- Datastream: N:DAOG
- Reuters Instrument Code: DEMC.CO
- Bloomberg: DCS.DC

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Facts about the shares
Danisco's shares are listed o
Copenhagen Stock Exchang
Read more

Copenhagen Stock Excha
Follow the Danisco share pr
Copenhagen Stock Exchang
click here to visit the web

Genencor's shares
Genencor International is lis
technology stock exchange,
follow the share price at Nas
please click here.
Click here to visit the web

27.





DANISCO

First you add knowle

Analysts

Danisco A/S is followed by the analysts listed below.
Click on company name for further information.

- ABG Sundal Collier
- ABN Amro/Alfred Berg Bank A/S
- Alm. Brand Børs
- Bank Vontobel AG
- BNP Paribas
- Carnegie Danmark
- Crédit Agricole Indosuez Cheuvreux Ltd.
- CS First Boston Ltd.
- Danske Equities
- Deutsche Bank AG London
- Enskilda Securities
- Fortis Bank
- Goldman Sachs
- GP Børsmæglerselskab A/S
- Handelsbanken Securities
- HSBC Bank plc
- Jyske Bank
- Nordea Securities
- Merril Lynch
- Schroder Salomon Smith Barney
- Spar Nord Bank A/S
- Sydbank
- UBS Warburg
- WestLB Panmure

Please note that any opinions, estimates or forecasts regarding Danisco A/S's performance made by these analysts are theirs alone and do not represent opinions, forecasts or predictions of Danisco A/S or its management. Danisco A/S does not by its reference above or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.

Related links

Road shows
View the complete list of roa
investor meetings or confere
read more

Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring solu
customer requirements.
read more

Business areas
Danisco is one of the world's
producers of food ingredient
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notification
Danisco sends an e-mail ev
release major news.
subscribe mailing list

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DANISCO
First you add knowle

General presentations

Here, you will find general presentations of Danisco. It provides an overview of Danisco's activities and is therefore often used at introductory meetings.

Presentation	
General presentation, June 2003	PDF file (3,7 Mb)
General presentation, March 2003	PDF file (3,2 Mb)
General presentation, January 2003	PDF file (3,2 Mb)
General presentation, September 2002	PDF file (2,2 Mb)
General presentation, July 2002	PDF file (5,3 Mb)

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Annual Report and Accou
Read the latest Annual Repo
Accounts online.
read the annual report

Software
To optimize use of this webs
need to download and instal
following free software.
Click on logo to visit the sup
for download.

Adobe Get Acrobat Reader


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Windows Media Player 7 Bonus Pack

28.

DANISCO



Forward – looking statements

DANISCO

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.

Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Danisco 2001/2002

DANISCO

(DKK million)



Ingredients & Sweeteners
Net sales DKK 8,529m
EBITA DKK 1,316m

The business platform

DANISCO



(DKK million)

(%)

30000
25000
20000
15000
10000
5000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

Strategy

DANISCO

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions	Stable cash-flow generator
Profitable growth	Efficient production



Market leader	Market leader
Global presence	Regional presence
Proven track record	Proven track record
Strong knowledge-base	EU – sugar regime

DANISCO

The catalyst

DANISCO


DANISCO
Raw materials
R&D
Production
Marketing
Distribution
Food producer´s value chain

Targets

DANISCO

	99/00	00/01	01/02	Acc.		Target 2004/05	
Ingredients and Sweeteners							
Net sales bn	7.1	7.8	8.5	20%		14.2	100%
Organic bn		+0.7	+0.1	11%	✓	2.4 - 3.3	30 - 50%
Acquisition bn		+0.0	+0.6	8%		3.8 - 4.7	50 - 70%
EBITA Margin %	14	16	15		✓	>15%	
ROAIC %	9	10	10			>15%	
Sugar							
Net sales bn	8.0	8.3	8,3		✓	Unchanged	
Cash flow bn	-1.8	1.6	1.5		✓	5 - 6% CAGR	
ROAIC %	10	11	12		✓	>12	

Other financial targets

DANISCO


• Net interest bearing debt is on a par with capital and reserves
• The return on acquisition must exceed the WACC after year 3

Ingredients and Sweeteners
Growth in sales

DANISCO



(DKK million)

9,000
7,500
6,000
4,500
3,000
1,500
0
20%
15%
10%
5%
0%
Average organic growth
13Y: 8.0%
1989/90
1991/92
1993/94
1995/96
1997/98
1999/00
2001/02
Net sales excl. acquisitions
Net sales acquisitions
EBITA margin (total sales)

Organic growth

DANISCO



Corporate R&D budgets
In-house R&D, approx DKK 400 million/year
Danisco Venture R&D, DKK 500 million
Genencor R&D, USD 20 million

Commitment to Innovation

DANISCO

2.4% of annual turnover spent on corporate innovation
YTD 430m DKK in 2001/02

Focus industries:

- Bakery
- Beverages
- Confectionery
- Dairy
- Frozen Desserts
- Fruit preparations
- Oils & Fats
- Animal Nutrition

Research and development costs in % of net sales for 2001/02

DANISCO



(%)

5
4
3
2
1
0

Ingredients & Sweeteners
Sugar
Group

Growth driver - population

DANISCO



Estimated and Projected Population of the World
Estimated Population (million)
10,000
8,000
6,000
4,000
2,000
0
1950
2000
2050?
CAGR 2000-50E: 1.7%
CAGR 2000-50E: 0.0%
More Developed Regions
Less Developed Regions

Source: MSDW

Food manufacturing value-added versus GDP/ capita

DANISCO



Food manufacturing value-added/ capita
800
600
400
200
0
0
5000
10000
15000
20000
25000
30000
35000
GDP/ capita
Japan
Spain
France
Germany
USA
India
Cyprus
Canada
Israel
Italy
Korea
Croatia
Chile
Russia
Thailand
Mexico
Colombia
China Urban
Iran
Peru
China
Malaysia

Source: MSDW

Trends in preparation of meals

DANISCO

1978: USD 247 billon.

39%
61%

At home ■ Outside the home

1988: USD 485 billon.

45%
55%

At home ■ Outside the home

1998: USD 738 billon.

50%
50%

At home ■ Outside the home





Food ingredients
- world market

DANISCO


8%
8%
15%
30%
8%
15%
16%
Emulsifiers
Functional Systems
Texturant Ingredients
Flavours
Sweeteners
Preservatives/Antioxidants
Other

What does Danisco mean by food ingredients?

DANISCO



	Content	Price
Functional systems	**0.3-0.5%**	**3%**
Flavour	**0,1%**	**3%**
Fat	4.5%	45%
Dried milk	5.0%	36%
Sugar	6.3%	13%
Water	33.4%	0%
Air	50.0%	0%

	Content	Price
Emulsifier Enzymes	**0.3%**	**2.6%**
Salt	1.2%	0.6%
Fat	1.5%	7.9%
Yeast	1.8%	7.4%
Sugar	1.2%	4.1%
Water	35.3%	0%
Flour	58.8%	77.4%

Uniquely placed for one-stop supplying

DANISCO



	Emulsifiers	Functional systems	Textural ingredients	Flavourings	Enzymes	Starter cultures	Protectants	Sweeteners
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓
Degussa (D)	✓	✓	✓	✓	✓	✓		
ICI/Quest (GB)	✓	✓	✓	✓	✓	✓	✓	
Rhodia (F)		✓	✓	✓	✓	✓	✓	
CP Kelco (DK/USA)			✓					
Grünau/Cognis (D)	✓		✓		✓			
Novozymes (DK)					✓			
Chr. Hansen (DK)				✓	✓	✓		
DSM (NL)		✓			✓	✓	✓	✓
IFF (USA)				✓				
Givaudan (CH)				✓				
Danisco´s position	1	1	2	9	2	4		1

Where is the competition?

DANISCO



	Denmark	Nordic countries ex. Denmark	Other EU-countries	Other W. Europe	E. Europe	N. America	Central and South America	Sotheeast Asia	Rest of World
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓	✓
Degussa (D)	✓	✓	✓	✓	✓	✓	✓	✓	✓
ICI/Quest (GB)		✓	✓		✓	✓	✓	✓	✓
Rhodia (F)			✓	✓	✓	✓	✓	✓	✓
CP Kelco (DK/USA)	✓		✓	✓	✓	✓	✓	✓	✓
Grünau/Cognis (D)			✓				✓	✓	
Novozymes (DK)	✓	✓	✓	✓	✓	✓	✓	✓	✓
Chr. Hansen (DK)	✓	✓	✓	✓	✓	✓	✓	✓	✓
DSM/Gist Brocades (NL)			✓		✓	✓	✓	✓	✓

Ingredients
Global sales network

DANISCO


Mature markets
Emerging markets

Ingredients
Local production

DANISCO


Mature markets
Emerging markets


Growth Rates – Organic growth (1991/92-2001/02)
Emerging markets vs. Mature markets
DANISCO
%
25
20
15
10
5
0
Mature markets
Emerging markets
Total


Growth Rates – Total growth (1991/92-2001/02)
Emerging markets vs. Mature markets
DANISCO
%
25
20
15
10
5
0
Mature markets
Emerging markets
Total

Mature vs. Emerging markets

DANISCO

1991/92	2001/02
Net sales DKK 1.8 billion	Net sales DKK 7.0 billion



81%
19%



72%
28%

■ Mature markets ▨ Emerging markets

DANISCO

Flavours

A nice taste of profit
and
hard work

Vision

DANISCO

1. Top 5 player on Flavours

2. Profitable Flavour House

3. Recognised image as a Flavour House

4. Core Supplier status at Corporate Key Accounts



Flavour Market

DANISCO

Corporate Strategies

- Leading Global players seek partnerships with key customers - to avoid
- competitive pitching for new product development briefs

- Significant investment in people
  - availability/quality of expertise
  - drive to develop innovative product solutions

- Leading players seek to anticipate changing consumer requirements in
- products - flavours

Danisco Flavour Strengths

DANISCO

...... through acquisition/organic growth

- **Danisco:** Butter, Margarine, Dairy, Ice-Cream, Bakery
- **Borthwicks (1997):** Cold beverage, Dairy, Ice Cream, Confectionery
- **Beck (1998):** Hot/cold beverages, Ice-Cream, Dairy
- **Cultor (1999):** Hot/cold beverages, Dairy, Ice Cream
- **Florida Flavors (2001):** Juices, Cold beverages
- **Perlarom (2002):** Dairy, Confectionery, Cold beverages, Bakery

Innovation investments

DANISCO


% of sales by major F&F companies 1999
8
7
6
5
4
3
2
1
0
Givaudan
IFF
Quest
H&R
BBA
Hasegawa
Danisco

Source: Euromonitor

Flavour Market - The Future

DANISCO

Sales Trend

- Sales of Flavours forecast to reach 6 billion USD by 2005 (4% pa)*
- Europe & USA remain two largest regions. Asia Pacific strengthening

Markets

- High growth end user markets for Flavours (to 2005*)
- Soft Drinks + 28%
- Alcoholic Beverages + 19%
- Hot Beverages + 21%
- Snack Products + 17%
- Frozen/Convenience Foods + 23%
- Canned Food + 21%
- Functional Foods + 70%

* Source: IAL
* Danisco SBUF
* Mintel

Perlarom

DANISCO

- Flavour house with a strong position in Europe
- Moving Danisco to no. 6 from no. 10 in Europe
- R&D costs approx. 8% of net sales
- Strengthen Daniscos position as a flavour house
- Will achieve our financial acquisition targets
- Closing as of June 19, 2002

Sugar
From growth to efficiency

DANISCO

Strategic focus 1996-2000
Production investments

- Efficient production structure
- Fewer factories
- Technological development

Factory investments
DKK 1.6 billion



Strategic focus 2001-2006
Market investments

- Market focus
- Efficient logistics
- Branding
- Product & application development
- Operational excellence

Few investments in production




Sugar factories and offices
Slide 33
ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
LITHUANIA
DENMARK
GERMANY
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainiai
Vilnius
Denmark
Sweden
Finland
Germany
Lithuania
Sales office
Head office

No price changes in EU sugar-regime in more than 12 years!



DANISCO


DKK
600
500
400
300
200
100
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Sugar in bulk
Gross intervention price
A quota beet
World market

Relative price reductions for the industry and consumers

Sugar

EU Sugar regime

DANISCO

- 5 year continuation
- Abolition of the compensation system for storage costs
  - Full-year 2001/02 impact: DKK (71m)
- 0.8% quota reduction
- Mid-term valuation of the regime

Sugar
EU Sugar regime

DANISCO

- 5 year continuation
- Abolition of the compensation system for storage costs
  - Full-year 2001/02 impact: DKK (71m)
- 0.8% quota reduction
- Mid-term valuation of the regime

29



DANISCO
Danisco Presentation 2002
www.danisco.com
Slide 1

DANISCO

Forward – looking statements

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.
Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

DANISCO

Mission | Vision | Strategy

www.danisco.com

Mission

To accommodate consumer demand for healthy, safe and tasty food

Vision

Danisco wants to be the leading supplier of ingredients to the global food industry

Strategy

Danisco's strategy is to expand through:

- organic growth
- acquisitions
- research and development


DANISCO



DANISCO
Danisco in numbers (2001/02)
www.danisco.com
Slide 4
Net sales:
other business activities
DKK 1.1 billion
Net sales:
sugar
DKK 8.1 billion
Net sales: 17,705
EBITA: 2,315
Invested capital: 19,993
Operating margin (EBITA): 13.1%
DANISCO
DE DANSKE SUKKERFABRIKKER

DANISCO

The business platform

www.danisco.com Slide 5




(DKK million)
(%)
30000
25000
20000
15000
10000
5000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

DANISCO

Strategy

www.danisco.com | Slide 6

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions	Stable cash-flow generator
Profitable growth	Efficient production



Market leader	Market leader
Global presence	Regional presence
Proven track record	Proven track record
Strong knowledge-base	EU – sugar regime

DANISCO

Targets

	99/00	00/01	01/02	Acc.		Target 2004/05	
Ingredients and Sweeteners							
Net sales bn	7.1	7.8	8.5	20%		14.2	100%
Organic bn		+0.7	+0.1	11%	✓	2.4 - 3.3	30 - 50%
Acquisition bn		+0.0	+0.6	8%		3.8 - 4.7	50 - 70%
EBITA Margin %	14	16	15		✓	>15%	
ROAIC %	9	10	10			>15%	
Sugar							
Net sales bn	8.0	8.3	8,3		✓	Unchanged	
Cash flow bn	-1.8	1.6	1.5		✓	5 - 6% CAGR	
ROAIC %	10	11	12		✓	>12	

Other financial targets

- Net interest bearing debt is on a par with capital and reserves
- The return on acquisition must exceed the WACC after year 3


DANISCO
Ingredients & Sweeteners (Q1 2002/03)
www.danisco.com
Slide 9
18%
424m
48%
1,107m
34%
789m
Texturant products
Speciality products
Sweeteners
(2001/02)
Net sales: 8,529
EBITA: 1,316
Invested capital: 10,911
Operating margin (EBITA): 15%

DANISCO

The knowledge provider

DANISCO

Raw materials → **R&D** → **Production** → Marketing → Distribution



Food producer´s value chain



DANISCO

Food ingredients value chain

www.danisco.com

Raw materials, sources	Technologies	Food Ingredients	Processed food

• Plants,
• Micro-organisms,
• Animal fats
• Processing aids
	• Separation
	  • Extraction,
	  • Destillation
	• Drying
	• Blending
	• Fermentation
		• Texture,
		• Taste & flavour,
		• Processing aid,
		• Preservation,
		• Shelf life
		• Health & nutrition	


100
80
60
40
20
XYLITOL


DANISCO
What does Danisco mean by food ingredients?
www.danisco.com
Slide 12
Content
Price
Functional systems 0.3-0.5% 3%
Flavour 0,1% 3%
Fat 4.5% 45%
Dried milk 5.0% 36%
Sugar 6.3% 13%
Water 33.4% 0%
Air 50.0% 0%



DANISCO
What are ingredients?
www.danisco.com
Slide 13
Milk
Sugar
Beets
Stabiliser
Locust bean gum
Wood
Carageenan
Seaweed
Taste
Vanilla
Bush
Emulsifier
Palm oil
Palm trees

DANISCO

Ice cream

www.danisco.com | Slide 14

Ice cream
with ingredients



Food ingredients

- world market


DANISCO
16%
8%
8%
15%
15%
8%
30%
Emulsifiers
Functional Systems
Texturant Ingredients
Flavours
Sweeteners
Preservatives/Antioxidants
Other

World market USD 21 bn average annual growth rate 2 - 4% p.a.

DANISCO

Organic growth

www.danisco.com | Slide 16

Consumer demand

- GDP growth in emerging markets
- Demographic changes
- Functional food
- Convenience food

Organic Growth

- In-house R&D, approx DKK 400 m/year
- Danisco Venture R&D, DKK 500 million
- Genencor R&D, USD 20 million

Danisco´s R&D budgets



Research and development costs in % of net sales for 2001/02

DANISCO




(%)
5
4
3
2
1
0
Ingredients & Sweeteners
Sugar
Group


DANISCO
Food manufacturing value-added versus GDP/ capita
www.danisco.com
Slide 18
Food manufacturing value-added/ capita
800
600
400
200
0
0
5000
10000
15000
20000
25000
30000
35000
GDP/ capita
Japan
Spain
France
Germany
USA
Cyprus
Canada
Israel
Italy
Korea
Croatia
Chile
Russia
Thailand
Mexico
Colombia
China Urban
Iran
Peru
China
Malaysia
Source: MSDW

DANISCO

Trends in preparation of meals

1978: USD 247 billon.


39%
61%

At home ■ Outside the home

1988: USD 485 billon.


45%
55%

■ At home ■ Outside the home

1998: USD 738 billon.


50%
50%

■ At home ■ Outside the home

- Every year, 1% of EU food spent switches to the 'Outside the home' channel
- The 'food service' market is highly fragmented, but 'fast food' and 'institutional' catering outlets continue to gain share

Ingredients and Sweeteners
Growth in sales


(DKK million)
9,000
7,500
6,000
4,500
3,000
1,500
0
20%
15%
10%
5%
0%
Average organic growth
13Y: 8.0%
1989/90
1991/92
1993/94
1995/96
1997/98
1999/00
2001/02
Net sales excl. acquisitions
Net sales acquisitions
EBITA margin (total sales)


Growth Rates – Organic growth (1991/92-2001/02)
Emerging markets vs. Mature markets
DANISCO
www.danisco.com
Slide 21
%
25
20
15
10
5
0
Mature markets
Emerging markets
Total

Growth Rates – Total growth (1991/92-2001/02)
Emerging markets vs. Mature markets

DANISCO


%
25
20
15
10
5
0
Mature markets
Emerging markets
Total

DANISCO

Mature vs. Emerging markets

1991/92

Net sales DKK 1.8 billion


81%
19%

2001/02

Net sales DKK 7.0 billion


72%
28%

Mature markets   Emerging markets

DANISCO

Uniquely placed for one-stop supplying

	Emulsifiers	Functional systems	Textural ingredients	Flavourings	Enzymes	Starter cultures	Protectants	Sweeteners
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓
Degussa (D)	✓	✓	✓	✓	✓	✓		
ICI/Quest (GB)	✓	✓	✓	✓	✓	✓	✓	
Rhodia (F)		✓	✓	✓	✓	✓	✓	
CP Kelco (DK/USA)			✓					
Grünau/Cognis (D)	✓		✓		✓			
Novozymes (DK)					✓			
Chr. Hansen (DK)				✓	✓	✓		
DSM (NL)		✓			✓	✓	✓	✓
IFF (USA)				✓				
Givaudan (CH)				✓				
Danisco´s position	1	1	2	8	2	4		1

Ingredients
Global sales network

DANISCO

www.danisco.com | Slide 25


Mature markets
Emerging markets



Ingredients
Local production

DANISCO


Mature markets
Emerging markets


DANISCO
Sugar (2001/02)
www.danisco.com
Slide 27
Production 2001
Lithuania
Germany
Finland
Denmark
Sweden
Net sales: 8,345
EBITA: 1,176
Invested capital: 8,894
Operating margin (EBITA): 14%

Sugar

From growth to efficiency

Strategic focus 1996-2000 Production investments		Strategic focus 2001-2006 Market investments
Efficient production structure Fewer factories Technological development Factory investments DKK 1.6 billion	→	Market focus Efficient logistics Branding Product & application development Operational excellence Few investments in production


Conclusion: Cash flow provider in Danisco


DANISCO
Sugar factories and offices
www.danisco.com
Slide 29
ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
LITHUANIA
DENMARK
GERMANY
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainiai
Vilnius
Denmark
Sweden
Finland
Germany
Lithuania
Sales office
Head office


No price changes in EU sugar- regime
in more than 12 years!
DANISCO
www.danisco.com
Slide 30
DKK
600
500
400
300
200
100
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Sugar in bulk
Gross intervention price
A quota beet
World market
Relative price reductions for the industry and consumers

Sugar

EU Sugar regime

- Quota system
  - A-quota 12,7 million tonnes sugar equals EU's sugar consumption
  - B-quota 1,8 million tonnes sugar Sold out-side EU
  - Import sugar 1,7 million tonnes of cane sugar
- Self-financed scheme
- Basis quotas can be changed before 1 October each year to apply with WTO
- Prices fixed until 2003
- Mid term evaluation of the sugar regime in 2003 by European Commission
- Next revision of sugar regime 2006

DANISCO

Financials Q1 2002/03

www.danisco.com



P & L key figures 2001/02

(DKK million)

	2000/01	**2001/02**	Δ in %
Net sales	23,541	**17,705**	(25%)
Main business areas	15,875	**16,673**	5%
Other business areas	7,666	**1,032**	
Ordinary EBITA			
Main business areas	2,027	**2,224**	10%
Other business areas	97	**12**	
EBITA			
Main business areas	2,195	**2,308**	5%
Other business areas	111	**7**	
EBIT			
Main business areas	1,821	**1,909**	5%
Other business areas	48	**7**	

P & L key figures 2001/02, cont.

DANISCO

(DKK million)

	2000/01	**2001/02**
EBIT	1,869	**1,916**
Financial expenses	(621)	**(441)**
Gain on shares	86	**-**
Associates	34	**(8)**
Financial expenses, net	(501)	**(449)**
Tax on ordinary activities	(536)	**(541)**
Adjustment previous years	74	**14**
Tax, net	(462)	**(527)**
Profit on ordinary activities	906	**940**

DANISCO

Balance sheet

(DKK million)

	2000/01	**2001/02**
Goodwill	6,257	**6,491**
Other fixed assets	8,501	**8,225**
Working capital	5,257	**5,271**
Invested capital main business areas	20,015	**19,987**
Associated undertakings	2,468	**2,842**
Assets under divestment, net	2,926	-
Other financial assets, net	171	**369**
Equity incl. minority interests	13,075	**12,876**
Tax (Deferred)	1,227	**1,140**
Net-interest bearing debt	11,278	**9,182**

DANISCO

Cash flow

(DKK million)

	2000/01	**2001/02**
Profit incl. adjustments	3,176	**2,842**
Change in working capital	(121)	**(27)**
Interest payment net	(561)	**(383)**
Corporation tax paid	(312)	**(368)**
Cash flow from operating activities	2,182	**2,064**
Cash flow from investing activities	2,135	**566**
Paid to shareholders	(636)	**(942)**
Change in financial liabilities net	(3,681)	**(1,688)**


DANISCO
Paid to shareholders
www.danisco.com
Slide 37
(DKK million)
1400
1200
1000
800
600
400
200
0
97/98
98/99
99/00
00/01
01/02
Dividend
Share buy back

DANISCO

Sustainable development in Danisco

- Sustainable development is an integrated part of Danisco´s business model
- We want close dialogue with our network
- We are convinced that it has - and will have - increasing business value



DANISCO

Danisco's five values

We create value

We are innovative

We build competencies

We take responsibility

We believe in dialogue



Danisco milestones for sustainability

- Member of World Business Council of Sustainable Development
  - January 2002
- Dow Jones Sustainability Index
  - Included from September 2002
- FTSE4Good index
  - Included from September 2002
- Next report
  - Late October 2002

Currency impact

USD/DKK Δ DKK 1.00 full-year implies:

- Sales DKK 350m
- EBITA DKK 55m
- Consolidated profit DKK 25m


DANISCO

Outlook 2002/03

- Net sales full-year forecast:
  - DKK 16.7 - 17.8bn
    - Δ DKK -0.4bn - currency
    - Ingredients & Sweeteners
      - DKK 8.7 - 9.4bn
    - Sugar
      - DKK 8.0 - 8.4bn
- EBITA full-year forecast:
  - Ingredients & Sweeteners:
    - DKK 1.4 - 1.5bn upper end of range
  - Sugar
    - DKK 1.1 - 1.2bn



The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.

Outlook 2002/03

- Consolidated profit full-year forecast:
  - Approx. DKK 1bn
- Consolidated profit for Q2 2002/03 forecast:
  - DKK 225 - 275m

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.

30.


DANISCO
Danisco Presentation 2003
www.danisco.com
Slide 1

Forward – looking statements

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.

Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

DANISCO

Mission	Vision	Strategy
To accommodate consumer demand for healthy, safe and tasty food	Danisco wants to be the leading supplier of ingredients to the global food industry	Danisco's strategy is to expand through: ▪ organic growth ▪ acquisitions ▪ research and development


DANISCO


DANISCO
Danisco in numbers (2001/02)
www.danisco.com
Slide 4
Net sales:
other business activities
DKK 1.1 billion
Net sales:
sugar
DKK 8.1 billion
DE DANSKE
SUKKERFABRIKKER
Net sales: 17,705
EBITA: 2,315
Invested capital: 19,993
Operating margin (EBITA): 13.1%


DANISCO
The business platform
www.danisco.com
Slide 5
(DKK million)
(%)
30000
25000
20000
15000
10000
5000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

Strategy

www.danisco.com | Slide 6

DANISCO

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions	Stable cash-flow generator
Profitable growth	Efficient production



Market leader
Glo al p ese e
Pro en t
Stron knowledge-base
Market leader
ona p esen e
en t k rec d
EU – ugar re ime
DANISCO

DANISCO

Targets

	99/00	00/01	01/02	Acc.		Target 2004/05	
Ingredients and Sweeteners							
Net sales bn	7.1	7.8	8.5	20%		14.2	100%
Organic bn		+0.7	+0.1	11%	✓	2.4 - 3.3	30 - 50%
Acquisition bn		+0.0	+0.6	8%		3.8 - 4.7	50 - 70%
EBITA Margin %	14	16	15		✓	>15%	
ROAIC %	9	10	10			>15%	
Sugar							
Net sales bn	8.0	8.3	8,3		✓	Unchanged	
Cash flow bn	-1.8	1.6	1.5		✓	5 - 6% CAGR	
ROAIC %	10	11	12		✓	>12	

DANISCO

Other financial targets

- Net interest bearing debt is on a par with capital and reserves
- The return on acquisition must exceed the WACC after year 3


DANISCO
DE DANSKE
SUKKERFABRIKKER


DANISCO
Ingredients & Sweeteners (2001/02)
www.danisco.com
Slide 9
18%
48%
34%
Texturant products
Speciality products
Sweeteners
(2001/02)
Net sales: 8,529
EBITA: 1,316
Invested capital: 10,911
Operating margin (EBITA): 15%

The knowledge provider

DANISCO

Raw materials → R&D → Production → Marketing → Distribution


Food producer's
value chain

Food ingredients value chain

Raw materials, sources → Technologies → Food Ingredients → Processed food

- Plants,
- Micro-organisms,
- Animal fats
- Processing aids

- Separation
  - Extraction,
  - Destillation
- Drying
- Blending
- Fermentation

- Texture,
- Taste & flavour,
- Processing aid,
- Preservation,
- Shelf life
- Health & nutrition


100
80
60
40
20
XYLITOL


DANISCO
What does Danisco mean by food ingredients?
www.danisco.com
Slide 12
Content
Price
Functional systems 0.3-0.5% 3%
Flavour 0,1% 3%
Fat 4.5% 45%
Dried milk 5.0% 36%
Sugar 6.3% 13%
Water 33.4% 0%
Air 50.0% 0%


DANISCO
What are ingredients?
www.danisco.com
Slide 13
Milk
Sugar
Beets
Stabiliser
Locust bean gum
Wood
Carageenan
Seaweed
Taste
Vanilla
Bush
Emulsifier
Palm oil
Palm trees

DANISCO

Ice cream

Ice cream
with ingredients



Food ingredients
- world market

DANISCO


28%
35%
10%
27%
Texturant Ingredients
Specialities
Sweeteners
Other

World market USD 21 bn average annual growth rate 2 - 4% p.a.

Organic growth

Consumer demand

- GDP growth in emerging markets
- Demographic changes
- Functional food
- Convenience food

Organic Growth

- In-house R&D, approx DKK 400 m/year
- Danisco Venture R&D, DKK 500 million
- Genencor R&D, USD 20 million

Danisco's R&D budgets



Research and development costs in % of net sales for 2001/02



DANISCO


(%)
5
4
3
2
1
0
Ingredients & Sweeteners
Sugar
Group


Food manufacturing value-added versus GDP/ capita
DANISCO
www.danisco.com
Slide 18
Food manufacturing value-added/ capita
800
600
400
200
0
5000
10000
15000
20000
25000
30000
35000
GDP/ capita
Japan
Spain
France
Germany
USA
Cyprus
Canada
Israel
Italy
Korea
Croatia
Chile
Russia
Thailand
Mexico
Iran
Colombia
China Urban
Peru
China
Malaysia
Source: MSDW

Trends in preparation of meals

DANISCO


1978: USD 247 billon.
39%
61%
At home
Outside the home
1988: USD 485 billon.
45%
55%
At home
Outside the home
1998: USD 738 billon.
50%
50%
At home
Outside the home

- Every year, 1% of EU food spent switches to the 'Outside the home' channel
- The 'food service' market is highly fragmented, but 'fast food' and 'institutional' catering outlets continue to gain share

Ingredients and Sweeteners
Growth in sales

DANISCO

www.danisco.com | Slide 20



(DKK million)
9,000
7,500
6,000
4,500
3,000
1,500
0
20%
15%
10%
5%
0%
1989/90
1991/92
1993/94
1995/96
1997/98
1999/00
2001/02
Average organic growth
13Y: 8.0%
Net sales excl. acquisitions
Net sales acquisitions
EBITA margin (total sales)


Growth Rates – Organic growth (1991/92-2001/02)
Emerging markets vs. Mature markets
DANISCO
www.danisco.com
Slide 21
%
25
20
15
10
5
0
Mature markets
Emerging markets
Total

Growth Rates – Total growth (1991/92-2001/02)
Emerging markets vs. Mature markets



DANISCO


%
25
20
15
10
5
0
Mature markets
Emerging markets
Total

DANISCO

Mature vs. Emerging markets

1991/92

Net sales DKK 1.8 billion


81%
19%

2001/02

Net sales DKK 8.5 billion


72%
28%

Mature markets   Emerging markets

DANISCO

Uniquely placed for one-stop supplying

www.danisco.com



	Emulsifiers	Functional systems	Textural ingredients	Flavourings	Enzymes	Starter cultures	Protectants	Sweeteners
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓
Degussa (D)	✓	✓	✓	✓	✓	✓		
ICI/Quest (GB)	✓	✓	✓	✓	✓	✓	✓	
Rhodia (F)		✓	✓	✓	✓	✓	✓	
CP Kelco (DK/USA)			✓					
Grünau/Cognis (D)	✓		✓		✓			
Novozymes (DK)					✓			
Chr. Hansen (DK)				✓	✓	✓		
DSM (NL)		✓			✓	✓	✓	✓
IFF (USA)				✓				
Givaudan (CH)				✓				
Danisco´s position	1	1	2	8	2	4		1



Ingredients
Global sales network

DANISCO

www.danisco.com


Mature markets
Emerging markets



Ingredients
Local production

DANISCO


Mature markets
Emerging markets




DANISCO
Sugar (2001/02)
www.danisco.com
Slide 27
Production 2001
Lithuania
88.000 t
Germany
132.000 t
Finland
145.000 t
Sweden
402.000 t
Denmark
479.000 t
Net sales: 8,345
EBITA: 1,176
Invested capital: 8,894
Operating margin (EBITA): 14%

Sugar

From growth to efficiency

DANISCO

www.danisco.com

Strategic focus 1996-2000
Production investments

Efficient production structure
Fewer factories
Technological development

Factory investments
DKK 1.6 billion

→

Strategic focus 2001-2006
Market investments

Market focus
Efficient logistics
Branding
Product & application development
Operational excellence

Few investments in production


Conclusion: Cash flow provider in Danisco

Sugar factories and offices

DANISCO


ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
LITHUANIA
DENMARK
GERMANY
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainiai
Vilnius
Denmark
Sweden
Finland
Germany
Lithuania
Sales office
Head office

No price changes in EU sugar- regime in more than 12 years!

DANISCO


DKK/100 kg
600
500
400
300
200
100
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Sugar in bulk
Gross intervention price
A quota beet
World market

Relative price reductions for the industry and consumers

Sugar

EU Sugar regime

- Quota system
  - A-quota 12,7 million tonnes sugar equals EU's sugar consumption
  - B-quota 1,8 million tonnes sugar Sold out-side EU
  - Import sugar 1,7 million tonnes of cane sugar
- Self-financed scheme
- Basis quotas can be changed before 1 October each year to apply with WTO
- Prices fixed until 2003
- Mid term evaluation of the sugar regime in 2003 by European Commission
- Next revision of sugar regime 2006

DANISCO

Financials 2001/02


www.danisco.com
Slide 32

DANISCO

P & L key figures 2001/02

(DKK million)	2000/01	**2001/02**	Δ in %
Net sales	23,541	**17,705**	(25%)
Main business areas	15,875	**16,673**	5%
Other business areas	7,666	**1,032**	
Ordinary EBITA			
Main business areas	2,027	**2,224**	10%
Other business areas	97	**12**	
EBITA			
Main business areas	2,195	**2,308**	5%
Other business areas	111	**7**	
EBIT			
Main business areas	1,821	**1,909**	5%
Other business areas	48	**7**	

P & L key figures 2001/02, cont.

(DKK million)	2000/01	**2001/02**
EBIT	1,869	**1,916**
Financial expenses	(621)	**(441)**
Gain on shares	86	**-**
Associates	34	**(8)**
Financial expenses, net	(501)	**(449)**
Tax on ordinary activities	(536)	**(541)**
Adjustment previous years	74	**14**
Tax, net	(462)	**(527)**
Profit on ordinary activities	906	**940**

DANISCO

Balance sheet

(DKK million)	2000/01	**2001/02**
Goodwill	6,257	**6,491**
Other fixed assets	8,501	**8,225**
Working capital	5,257	**5,271**
Invested capital main business areas	20,015	**19,987**
Associated undertakings	2,468	**2,842**
Assets under divestment, net	2,926	**-**
Other financial assets, net	171	**369**
Equity incl. minority interests	13,075	**12,876**
Tax (Deferred)	1,227	**1,140**
Net-interest bearing debt	11,278	**9,182**

DANISCO

Cash flow

(DKK million)	2000/01	**2001/02**
Profit incl. adjustments	3,176	**2,842**
Change in working capital	(121)	**(27)**
Interest payment net	(561)	**(383)**
Corporation tax paid	(312)	**(368)**
Cash flow from operating activities	2,182	**2,064**
Cash flow from investing activities	2,135	**566**
Paid to shareholders	(636)	**(942)**
Change in financial liabilities net	(3,681)	**(1,688)**


DANISCO
Payments to shareholders
www.danisco.com
Slide 37
(DKK million)
1,000
800
600
400
200
0
99/00
00/01
01/02
H1 02/03
Dividend
Share buy back

DANISCO

Why Sustainable Development in Danisco?

www.danisco.com | Slide 38

- We want to be a recognised member of Society
- We believe that dialogue with our stakeholders is a must in today's business
- Today's business is based on Sustainability



DANISCO

The Value Chain

www.danisco.com

- Preferred Suppliers
- Supplier Auditing Procedures
- Customer Questionnaires
- Dow Jones; FTSE4Good
- Network Creation
- Corporate Crisis Management



Danisco's five values

We create value

We are innovative

We build competencies

We take responsibility

We believe in dialogue



DANISCO

Outlook 2002/03

- Net sales full-year forecast:
  - DKK 16.7 - 17.8bn
    - Ingredients & Sweeteners
      - DKK 8.7 - 9.4bn
    - Sugar
      - DKK 8.0 - 8.4bn

- EBITA full-year forecast:
  - Ingredients & Sweeteners:
    - Approx. DKK 1.4bn
  - Sugar
    - DKK 1.1 - 1.2bn

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANISCO

DANISCO

Outlook 2002/03

- Consolidated profit full-year to be approx. DKK 1bn
- Consolidated profit for Q3 2002/03 to be DKK 150 - 200m

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANISCO

DANISCO

Danisco Presentation 2003



www.danisco.com
Slide 1

DANISCO

Forward – looking statements

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products. Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

DANISCO

Mission

To accommodate consumer demand for healthy, safe and tasty food

Vision

Danisco wants to be the leading supplier of ingredients to the global food industry

Strategy

Danisco's strategy is to expand through:

- organic growth
- acquisitions
- research and development


DANISCO

DANISCO

Danisco in numbers (2001/02)


Net sales:
other business activities
DKK 1.1 billion
Net sales:
sugar
DKK 8.1 billion
DANISCO
DE DANSKE SUKKERFABRIKKER

Net sales:	17,705
EBITA:	2,315
Invested capital:	19,993
Operating margin (EBITA):	13.1%



DANISCO
The business platform
www.danisco.com
Slide 5
(DKK million)
(%)
30000
25000
20000
15000
10000
5000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

DANISCO

Strategy

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions	Stable cash-flow generator
Profitable growth	Efficient production

↓ ↓

Market leader	Market leader
Global presence	Regional presence
Proven track record	Proven track record
Strong knowledge-base	EU – sugar regime

Targets

	99/00	00/01	01/02	Acc.		Target 2004/05	
Ingredients and Sweeteners							
Net sales bn	7.1	7.8	8.5	20%		14.2	100%
Organic bn		+0.7	+0.1	11%	✓	2.4 - 3.3	30 - 50%
Acquisition bn		+0.0	+0.6	8%		3.8 - 4.7	50 - 70%
EBITA Margin %	14	16	15		✓	>15%	
ROAIC %	9	10	10			>15%	
Sugar							
Net sales bn	8.0	8.3	8,3		✓	Unchanged	
Cash flow bn	-1.8	1.6	1.5		✓	5 - 6% CAGR	
ROAIC %	10	11	12		✓	>12	

DANISCO

Other financial targets

- Net interest bearing debt is on a par with capital and reserves
- The return on acquisition must exceed the WACC after year 3


DANIS
DE DANSKE
SUKKERFABRIKKER


DANISCO
Ingredients & Sweeteners (2001/02)
www.danisco.com
Slide 9
18%
48%
34%
Texturant products
Speciality products
Sweeteners
(2001/02)
Net sales: 8,529
EBITA: 1,316
Invested capital: 10,911
Operating margin (EBITA): 15%

The knowledge provider

DANISCO

Raw materials → R&D → Production → Marketing → Distribution


Food producer's
value chain

DANISCO

Food ingredients value chain

Raw materials, sources → Technologies → Food Ingredients → Processed food

Raw materials, sources	Technologies	Food Ingredients

• Plants,
• Micro-organisms,
• Animal fats
• Processing aids
	• Separation
	  • Extraction,
	  • Destillation
	• Drying
	• Blending
	• Fermentation
		• Texture,
		• Taste & flavour,
		• Processing aid,
		• Preservation,
		• Shelf life
		• Health & nutrition


100
80
60
40
20
hummel
XYLITOL


DANISCO
What does Danisco mean by food ingredients?
www.danisco.com
Slide 12
Content
Price
Functional systems 0.3-0.5% 3%
Flavour 0,1% 3%
Fat 4.5% 45%
Dried milk 5.0% 36%
Sugar 6.3% 13%
Water 33.4% 0%
Air 50.0% 0%


DANISCO
What are ingredients?
www.danisco.com
Slide 13
Milk
Sugar
Beets
Stabiliser
Locust bean gum
Wood
Carageenan
Seaweed
Taste
Vanilla
Bush
Emulsifier
Palm oil
Palm trees

DANISCO

Ice cream

www.danisco.com

Ice cream
with ingredients



Food ingredients
- world market


28%
27%
10%
35%
Texturant Ingredients
Specialities
Sweeteners
Other

World market USD 21 bn average annual growth rate 2 - 4% p.a.


DANISCO
Organic growth
www.danisco.com
Slide 16
Consumer demand
GDP growth in emerging markets
Demographic changes
Functional food
Convenience food
Organic Growth
In-house R&D, approx DKK 400 m/year
Danisco Venture R&D, DKK 500 million
Genencor R&D, USD 20 million
Danisco´s R&D budgets

Research and development costs in % of net sales for 2001/02



DANISCO

(%)
5
4
3
2
1
0
Ingredients & Sweeteners
Sugar
Group


DANISCO
Food manufacturing value-added versus GDP/ capita
www.danisco.com
Slide 18
Food manufacturing value-added/ capita
800
600
400
200
0
0
5000
10000
15000
20000
25000
30000
35000
GDP/ capita
Japan
Spain
France
Germany
USA
Cyprus
Canada
Israel
Italy
Korea
Croatia
Chile
Russia
Thailand
Mexico
Iran
Colombia
China Urban
Peru
China
Malaysia
Source: MSDW

DANISCO

Trends in preparation of meals


1978: USD 247 billon.
39%
61%
At home
Outside the home
1988: USD 485 billon.
45%
55%
At home
Outside the home
1998: USD 738 billon.
50%
50%
At home
Outside the home

- Every year, 1% of EU food spent switches to the 'Outside the home' channel
- The 'food service' market is highly fragmented, but 'fast food' and 'institutional' catering outlets continue to gain share

Ingredients and Sweeteners
Growth in sales

DANISCO

 www.danisco.com

(DKK million)
9,000
7,500
6,000
4,500
3,000
1,500
0
20%
15%
10%
5%
0%
1989/90
1991/92
1993/94
1995/96
1997/98
1999/00
2001/02
Average organic growth
13Y: 8.0%
Net sales excl. acquisitions
Net sales acquisitions
EBITA margin (total sales)


Growth Rates – Organic growth (1991/92-2001/02)
Emerging markets vs. Mature markets
DANISCO
www.danisco.com
Slide 21
%
25
20
15
10
5
0
Mature markets
Emerging markets
Total

Growth Rates – Total growth (1991/92-2001/02) Emerging markets vs. Mature markets

DANISCO



www.danisco.com


%
25
20
15
10
5
0
Mature markets
Emerging markets
Total

DANISCO

Mature vs. Emerging markets

1991/92

Net sales DKK 1.8 billion


81%
19%

2001/02

Net sales DKK 8.5 billion


72%
28%

Mature markets **Emerging markets**

DANISCO

Uniquely placed for one-stop supplying

www.danisco.com

	Emulsifiers	Functional systems	Textural ingredients	Flavourings	Enzymes	Starter cultures	Protectants	Sweeteners
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓
Degussa (D)	✓	✓	✓	✓	✓	✓		
ICI/Quest (GB)	✓	✓	✓	✓	✓	✓	✓	
Rhodia (F)		✓	✓	✓	✓	✓	✓	
CP Kelco (DK/USA)			✓					
Grünau/Cognis (D)	✓		✓		✓			
Novozymes (DK)					✓			
Chr. Hansen (DK)				✓	✓	✓		
DSM (NL)		✓			✓	✓	✓	✓
IFF (USA)				✓				
Givaudan (CH)				✓				
Danisco´s position	1	1	2	8	2	4		1

Ingredients

Global sales network

DANISCO

www.danisco.com



Mature markets
Emerging markets

Ingredients
Local production

DANISCO

www.danisco.com


Mature markets
Emerging markets


DANISCO
Sugar (2001/02)
www.danisco.com
Slide 27
Production 2001
Lithuania
88.000 t
Germany
132.000 t
Finland
145.000 t
Sweden
402.000 t
Denmark
479.000 t
Net sales: 8,345
EBITA: 1,176
Invested capital: 8,894
Operating margin (EBITA): 14%

Sugar

From growth to efficiency

DANISCO

Strategic focus 1996-2000 Production investments	Strategic focus 2001-2006 Market investments
Efficient production structure Fewer factories Technological development Factory investments DKK 1.6 billion	Market focus Efficient logistics Branding Product & application development Operational excellence Few investments in production


Conclusion: Cash flow provider in Danisco


DANISCO
Sugar factories and offices
www.danisco.com
Slide 29
ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
LITHUANIA
DENMARK
GERMANY
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainiai
Vilnius
Denmark
Sweden
Finland
Germany
Lithuania
Sales office
Head office

No price changes in EU sugar- regime in more than 12 years!

DANISCO



DKK/100 kg
600
500
400
300
200
100
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Sugar in bulk
Gross intervention price
A quota beet
World market

Relative price reductions for the industry and consumers

Sugar
EU Sugar regime

- Quota system
  - A-quota 12,7 million tonnes sugar equals EU's sugar consumption
  - B-quota 1,8 million tonnes sugar Sold out-side EU
  - Import sugar 1,7 million tonnes of cane sugar
- Self-financed scheme
- Basis quotas can be changed before 1 October each year to apply with WTO
- Prices fixed until 2003
- Mid term evaluation of the sugar regime in 2003 by European Commission
- Next revision of sugar regime 2006


DANISCO
Financials 2001/02
www.danisco.com
Slide 32

DANISCO

P & L key figures 2001/02

www.danisco.com | Slide 33

(DKK million)	2000/01	**2001/02**	Δ in %
Net sales	23,541	**17,705**	(25%)
Main business areas	15,875	**16,673**	5%
Other business areas	7,666	**1,032**	
Ordinary EBITA			
Main business areas	2,027	**2,224**	10%
Other business areas	97	**12**	
EBITA			
Main business areas	2,195	**2,308**	5%
Other business areas	111	**7**	
EBIT			
Main business areas	1,821	**1,909**	5%
Other business areas	48	**7**	

DANISCO

P & L key figures 2001/02, cont.

(DKK million)	2000/01	**2001/02**
EBIT	1,869	**1,916**
Financial expenses	(621)	**(441)**
Gain on shares	86	**-**
Associates	34	**(8)**
Financial expenses, net	(501)	**(449)**
Tax on ordinary activities	(536)	**(541)**
Adjustment previous years	74	**14**
Tax, net	(462)	**(527)**
Profit on ordinary activities	906	**940**

Balance sheet

(DKK million)	2000/01	**2001/02**
Goodwill	6,257	**6,491**
Other fixed assets	8,501	**8,225**
Working capital	5,257	**5,271**
Invested capital main business areas	20,015	**19,987**
Associated undertakings	2,468	**2,842**
Assets under divestment, net	2,926	**-**
Other financial assets, net	171	**369**
Equity incl. minority interests	13,075	**12,876**
Tax (Deferred)	1,227	**1,140**
Net-interest bearing debt	11,278	**9,182**

DANISCO

Cash flow

(DKK million)	2000/01	**2001/02**
Profit incl. adjustments	3,176	**2,842**
Change in working capital	(121)	**(27)**
Interest payment net	(561)	**(383)**
Corporation tax paid	(312)	**(368)**
Cash flow from operating activities	2,182	**2,064**
Cash flow from investing activities	2,135	**566**
Paid to shareholders	(636)	**(942)**
Change in financial liabilities net	(3,681)	**(1,688)**

DANISCO

Why Sustainable Development in Danisco?

- We want to be a recognised member of Society
- We believe that dialogue with our stakeholders is a must in today's business
- Today's business is based on Sustainability



The Value Chain

- Preferred Suppliers
- Supplier Auditing Procedures
- Customer Questionnaires
- Dow Jones; FTSE4Good
- Network Creation
- Corporate Crisis Management



DANISCO

Danisco's five values

We create value

We are innovative

We build competencies

We take responsibility

We believe in dialogue



32,


DANISCO
First you add knowledge...
Danisco Presentation 2003
www.danisco.com
Slide 1
Danisco proudly sponsors Royal Danish Ballet
Roadshow June/July 2003

Forward – looking statements

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.

Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

DANISCO
First you add knowledge...

Mission

To accommodate consumer demand for healthy, safe and tasty food

Vision

Danisco wants to be the leading supplier of ingredients to the global food industry

Strategy

Danisco's strategy is to expand through:

- organic growth
- acquisitions
- research and development

www.danisco.com


DANISCO

DANISCO
First you add knowledge...

Danisco in numbers (2002/03)

www.danisco.com

Slide 4

Net sales:
ingredients and
sweeteners
DKK 8.6 billion

Net sales:
sugar
DKK 8.1 billion



0% 20% 40% 60% 80% 100%

Ingredienser og sødemidler Sukker

Net sales:	16,551
EBITA:	2,316
Invested capital:	19,464
Operating margin (EBITA):	14%


DANISCO
DE DANSKE SUKKERFABRIKKER



The business platform
DANISCO
First you add knowledge...
www.danisco.com
Slide 5
(DKK million)
(%)
30000
25000
20000
15000
10000
5000
0
16
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
02/03
Net sales
EBITA margin

Strategy



DANISCO
First you add knowledge ...
www.danisco.com
Slide 6
Danisco Ingredients
One company
- one source
- many solutions
Profitable growth
Danisco Sugar
Stable cash-flow generator
Efficient production
Market leader
Global presence
Proven track record
Strong knowledge-base
Market leader
Regional presence
Proven track record
EU – sugar regime

Ingredients & Sweeteners (2002/03)

DANISCO
First you add knowledge...

Texturant products	Speciality products	Sweeteners
47	36	17

0% 20% 40% 60% 80% 100%

Net sales:	8,651
EBITA:	1,335
Invested capital:	10,754
Operating margin (EBITA):	15%

The knowledge provider

DANISCO
First you add knowledge...

www.danisco.com

Emulsifiers
Functional systems
Sugar
Texture, health
Texture
Stabiliser
Textural
Ingredients
Taste
Customers
Dairy
Beverage
Ice cream
Bakery
etc
Stabiliser
Nutri-
tion
Taste
Animal
Nutrition
Taste, health
Processing
aid, shelf life,
preservation
Flavours
Sweeteners
Specialities

Food ingredients value chain

DANISCO
First you add knowledge...

www.danisco.com | Slide 9

Raw materials, sources → Technologies → Food Ingredients → Processed food

Raw materials, sources

- Plants,
- Micro-organisms,
- Animal fats
- Processing aids

Technologies

- Separation
  - Extraction,
  - Destillation
- Drying
- Blending
- Fermentation

Food Ingredients

- Texture,
- Taste & flavour,
- Processing aid,
- Preservation,
- Shelf life
- Health & nutrition

Processed food



100
80
60
40
20
XYLITOL


DANISCO
First you add knowledge...
What does Danisco mean by food ingredients?
www.danisco.com
Slide 10

	Content	Price
Functional systems	**0.3-0.5%**	**3%**
Flavour	**0,1%**	**3%**
Fat	4.5%	45%
Dried milk	5.0%	36%
Sugar	6.3%	13%
Water	33.4%	0%
Air	50.0%	0%


What are ingredients?
DANISCO
First you add knowledge...
www.danisco.com
Slide 11
Milk
Sugar
Beets
Stabiliser
Locust bean gum
Wood
Carageenan
Seaweed
Taste
Vanilla
Bush
Emulsifier
Palm oil
Palm trees

Danisco in every second ice-cream

DANISCO
First you add knowledge...









Danisco in every fourth bread

DANISCO
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www.danisco.com



Food ingredients
- world market

DANISCO
First you add knowledge...

www.danisco.com Slide 14



28%
35%
10%
27%
0%
20%
40%
60%
80%
100%
Texturant Ingredients
Specialities
Sweeteners
Other



World market USD 22 bn average annual growth rate 2 - 4% p.a.

The Food NPD cycle

DANISCO
First you add knowledge...

www.danisco.com | Slide 15

2001

2.1 years

Estimate 2006


1.3 years

Reuters Business Insight 2001


DANISCO
First you add knowledge...
Organic growth
www.danisco.com
Slide 16
Consumer demand
GDP growth in emerging markets
Demographic changes
Functional food
Convenience food
Organic growth
In-house R&D, approx DKK 450 m/year
Danisco Venture R&D, DKK 500 million
Genencor R&D, USD 20 million
Danisco's R&D budgets

Research and development costs in % of net sales for 2002/03

DANISCO
First you add knowledge...



www.danisco.com
Slide 17





Group
Sugar
Ingredients & Sweeteners
2.4
1.5
3.9
0
1
2
3
4
5
(%)

Trends in preparation of meals

DANISCO
First you add knowledge...




www.danisco.com
Slide 18


USD 247 billon.
USD 485 billon.
USD 738 billon.
1998
1988
1978
50 %
50 %
45 %
55 %
39 %
61 %
0
20
40
60
80
100
Outside the home
At home

- Every year, 1% of EU food spent switches to the 'Outside the home' channel
- The 'food service' market is highly fragmented, but 'fast food' and 'institutional' catering outlets continue to gain share

Ingredients and Sweeteners
Growth in sales



DANISCO
First you add knowledge...
www.danisco.com
Slide 19
(DKK million)
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
20%
15%
10%
5%
0%
Average organic growth
14Y: 7.6%
1989/90
1991/92
1993/94
1995/96
1997/98
1999/00
2001/02
Net sales excl. acquisitions
Net sales acquisitions
EBITA margin (total sales)

Growth Rates – Organic growth (1992/93-2002/03)
Emerging markets vs. Mature markets

DANISCO
First you add knowledge...



Total
9
Emerging markets
19
Mature markets
4
0
5
10
15
20
25
(%)

Growth Rates – Total growth (1992/93-2002/03)
Emerging markets vs. Mature markets

DANISCO
First you add knowledge...



www.danisco.com
Slide 21



Total
15
Emerging markets
19
Mature markets
13
0
5
10
15
20
25
(%)


DANISCO
First you add knowledge...
Mature vs. Emerging markets
www.danisco.com
Slide 22
2002/03
1992/93
27.3
72.7
18.3
81.7
0
20
40
60
80
100
(%)
Emerging markets
Mature markets
1992/93
Net sales DKK 1.8 billion
2002/03
Net sales DKK 8.7 billion

DANISCO

First you add knowledge...

Uniquely placed for one-stop supplying

www.danisco.com

Slide 23

	Emulsifiers	Functional systems	Textural ingredients	Flavourings	Enzymes	Starter cultures	Protectants	Sweeteners
Danisco (DK)	✓	✓	✓	✓	✓	✓	✓	✓
Degussa (D)	✓	✓	✓	✓	✓	✓		
ICI/Quest (GB)	✓	✓	✓	✓	✓	✓	✓	
Rhodia (F)		✓	✓	✓	✓	✓	✓	
CP Kelco (DK/USA)			✓					
Grünau/Cognis (D)	✓		✓		✓			
Novozymes (DK)					✓			
Chr. Hansen (DK)				✓	✓	✓		
DSM (NL)		✓			✓	✓	✓	✓
IFF (USA)				✓				
Givaudan (CH)				✓				
Danisco´s position	1	1	2	8	2	4	1	1

DANISCO
First you add knowledge...

Danisco world wide

www.danisco.com | Slide 24

Canada
Scarborough
USA
New Century, KS
St. Louis, MI
St. Joseph, MI
Thomson, IL
Milwaukee, WI
Terre Haute, IN
Closter, NJ
Ardsley, NY
Lakeland, FL
UK
Wellingborough
Beaminster
Redhill
Netherlands
An Uden
Barendrecht
Belgium
Lauvain-La-Neuve
France
Paris
Grasse
Landerneau
Seillans
Spain
Valencia
Viladecans
Italy
Milan
Mexico
México City
Tecomán
Guadalajara
Colombia
Santafé de Bogota
Brazil
São Paulo
Pirapozinho
Chile
Santiago
Puerto Montt
Argentina
Buenos Aires
Finland
Espoo
Kantvik
Kotka
Sweden
Norrköbing
Norway
Bryne
Denmark
Brabrand
Copenhagen
Grindsted
Haderslev
Germany
Niebüll
Quickborn
Russia
Moscow
Poland
Poznan
Czech Republic
Smirice
Austria
Vienna
Lenzing
Croatia
Zagreb
Serbia and Montenegro
Belgrade
India
Delhi
Malysia
Penang
Kuala Lumpur
Singapore
Singapore
South Africa
Johannesburg
Cape Town
China
Kunshan
Shanghai
Beijing
Guangzhou
Korea
Seoul
Japan
Tokyo
Australia
Sydney
New Zealand
Auckland
Sales office
Innovation centre
Production plant

Sugar (2002/03)

DANISCO
First you add knowledge...



www.danisco.com
Slide 25
Production 2002
Lithuania
107,000
Germany
145,000
Finland
163,000
Sweden
432,000
Denmark
516,000
0
100
200
300
400
500
600
(tonnes)
Total output: 1.363.000 tonnes sugar
Total length of all trucks carrying sugar beet: 3,500 km

Sugar
From growth to efficiency

DANISCO
First you add knowledge...

Strategic focus 1996-2000 Production investments		Strategic focus 2001-2006 Market investments
Efficient production structure Fewer factories Technological development Factory investments DKK 1.6 billion	→	Market focus Efficient logistics Branding Product & application development Operational excellence Few investments in production


Conclusion: Cash flow provider in Danisco

Sugar factories and offices

DANISCO
First you add knowledge...

www.danisco.com — Slide 27

ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
LITHUANIA
DENMARK
GERMANY
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainiai
Vilnius
Denmark
Sweden
Finland
Germany
Lithuania
Sales office
Head office

DANISCO
First you add knowledge...

No price changes in EU sugar- regime in more than 15 years!



DKK/100 kg
600
500
400
300
200
100
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002
Sugar in bulk
Gross intervention price
A quota beet
World market

Relative price reductions for the industry and consumers

Sugar

EU Sugar regime

DANISCO

First you add knowledge...

- Quota system
  - A-quota 12,7 million tonnes sugar equals EU's sugar consumption
  - B-quota 1,8 million tonnes sugar Sold out-side EU
  - Import sugar 1,7 million tonnes of cane sugar
- Self-financed scheme
- Basis quotas can be changed before 1 October each year to apply with WTO
- Prices fixed until 2003
- Mid term evaluation of the sugar regime in 2003 by European Commission
- Next revision of sugar regime 2006



Financials 2002/03

DANISCO

First you add knowledge...

www.danisco.com

Slide 30

Danisco proudly sponsors Royal Danish Ballet

Royal Danish Ballet • Season 2002/2003
John Cranko: Onegin
Gitte Lindstrøm
Photo: David Amzallag

P & L key figures 2002/03

DANISCO
First you add knowledge...

(DKK million)	2001/02	**2002/03**	Δ in %
Net sales	17,666	**16,551**	(6)
Main business areas	16,634	**16,551**	-
Ordinary EBITA			
Main business areas	2,224	**2,249**	1
EBITA	2,315	**2,316**	-
Main business areas	2,308	**2,316**	-
EBIT	1,916	**1,912**	-
Main business areas	1,909	**1,912**	-

P & L key figures 2002/03, cont.

DANISCO
First you add knowledge...

(DKK million)	2001/02	**2002/03**	Δ in %
EBIT	1,916	**1,912**	-
Financial expenses	(441)	**(372)**	16
Associates	(8)	**22**	-
Financial expenses, net	(449)	**(350)**	22
Tax on ordinary activities	(541)	**(582)**	8
Adjustment previous years	14	37	164
Tax, net	(527)	**(545)**	3
Profit on ordinary activities	940	**1,017**	8

Balance sheet

DANISCO
First you add knowledge...

(DKK million)	2001/02	**2002/03**
Goodwill	6,491	**6,190**
Fixed assets, net	8,215	**8,078**
Working capital	5,287	**5,196**
Invested capital	19,993	**19,464**
Associated undertakings	2,842	**2,561**
Other financial assets, net	369	**562**
Equity and minority interests	12,876	**11,667**
Tax	1,140	**1,481**
Interest bearing debt,net	9,182	**9,439**

Cash flow

(DKK million)	2001/02	2002/03
Daniscos share of consolidated profit	905	**996**
Depreciation	960	**918**
Amortisation of goodwill	399	**404**
Change in working capital	(27)	**(151)**
Other adjustments	(173)	**(179)**
Cash flow from operating activities	**2,064**	**1,987**
Purchase of undertakings and activities	(863)	**(470)**
Sale of undertakings and activities	2,064	**0**
Investments	(635)	**(987)**
Paid to shareholders and share buybacks	(942)	**(1,178)**
Change in financial liabilities net	(1,688)	**648**
Diluted cash flow per share	36.99	**37.94**


DANISCO
First you add knowledge...
Payments to shareholders
www.danisco.com
Slide 35
02/03
01/02
00/01
99/00
314
864
1,178
339
603
942
344
292
636
348
115
463
0
200
400
600
800
1,000
1,200
1,400
(DKK million)
Dividend
Share buy back

Sustainable Development

www.danisco.com


Slide 36
Danisco proudly sponsors Royal Danish Ballet

Royal Danish Ballet • Season 2002/2003
Sir Kenneth MacMillan: Manon
Caroline Cavallo
Photo: Henrik Stenberg

Why Sustainable Development in Danisco?

DANISCO
First you add knowledge...

- We want to be a recognised member of Society
- We believe that dialogue with our stakeholders is a must in today's business
- Today's business is based on Sustainability



DANISCO
First you add knowledge...

The Value Chain

www.danisco.com

Slide 38

- Preferred Suppliers
- Supplier Auditing Procedures
- Customer Questionnaires
- Dow Jones; FTSE4Good, Storebrand, The Nordic Sustainability Index
- Network Creation
- Corporate Crisis Management



Danisco's five values

DANISCO
First you add knowledge...

www.danisco.com

We create value

We are innovative

We build competencies

We take responsibility

We believe in dialogue



DANISCO
First you add knowledge...

www.danisco.com


Danisco proudly sponsors Royal Danish Ballet

The Nutcracker
Choreography: Alexei Ratmansky
Set and costume design: Mikael Melbye
Cecilie Lassen, Mathilde Søe,
Ditte Teildorf, Haley Henderson
Photographer: Martin Mydtskov Rønne

Dividend policy



- Ensure necessary shareholders' equity
- Distribute surplus capital through:
  - Dividends
  - Share buybacks

- AGM proposal:
  - Dividend DKK 6.25 (DKK 6.00)
  - Renewal of 10% authorisation to purchase own shares
  - cancellation of own shares

Outlook 2003/04
(Based on exchange rates end of May 2003)

DANISCO
First you add knowledge...

- Net sales forecast:
  - DKK 16.0 - 17.0bn (DKK 16.6bn)

- EBITA forecast:
  - DKK 2,100 – 2,300m (DKK 2,316m)

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANIS
DE DANSKE
SUKKERFABRIKKER

Outlook 2003/04
(Based on exchange rates end of May 2003)

- Full-year consolidated profit in the range of DKK 900 - 1,000m (DKK 1,017m)
- Outlook for each quarter will no longer be released but we will continue to update full year on a quarterly basis

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANISCO

Forecast for Ingredients and Sweeteners
(Based on exchange rates end of May 2003)

DANISCO
First you add knowledge...

Net sales forecast: DKK 8.5 – 9.0bn (DKK 8.7bn)

EBITA forecast: DKK 1,250 – 1,400m (DKK 1,335m)


Sensitivity of currency effect
DKKm
1,600
1,500
1,400
1,300
1,200
1,100
1,000
5%
11%
EBITA guidance 2003/04, USD/DKK 6.28
EBITA guidance 2003/04, USD/DKK 7.28
EBITA guidance 2003/04, USD/DKK 8.44
EBITA 2002/03
Currency effect

Forecast for Sugar
(Based on exchange rates end of May 2003)

DANISCO
First you add knowledge...

www.danisco.com

Net sales forecast: DKK 7.5 - 8.0bn (DKK 8.1 bn)

EBITA forecast: DKK 1,050 – 1,100m (DKK 1,169m)



DKKm
1,200
1,100
1,000
900
800
Guidance avg 2003/04
Without quota cut
Guidance
Effect of quota cut and low prices

Full year CEPS – Rolling 4 Quarters

DANISCO

First you add knowledge...


DKK
50
40
30
20
10
0
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
Q1 2002/03
Q2 2002/03
Q3 2002/03
Q4 2002/03
CEPS
CEPS after CAPEX

Full year CEPS/Share Price – Rolling 4 Quarters

DANISCO
First you add knowledge...


20 %
15 %
10 %
5 %
0 %
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
Q1 2002/03
Q2 2002/03
Q3 2002/03
Q4 2002/03
CEPS/share price
CEPS after CAPEX/share price

Full year CEPS/Share Price excl. GCOR and AFE – Rolling 4 Quarters

DANISCO
First you add knowledge...


30 %
25 %
20 %
15 %
10 %
5 %
0 %
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
Q1 2002/03
Q2 2002/03
Q3 2002/03
Q4 2002/03
CEPS/share price excl. GCOR & AFE
CEPS after CAPEX/share price excl. GCOR & AFE

DANISCO
First you add knowledge...

Financial targets 1

Danisco

- Maintain current capital structure assuming no acquisitions
- The return on acquisition must exceed the WACC after year 3


DANISCO
DE DANSKE SUKKERFABRIKKER

Financial targets 2

DANISCO
First you add knowledge...

Ingredients and Sweeteners

- The target for Ingredients and Sweeteners segment, is to double sales in the period 2000-2005 by organic growth above market average and acquisitions
- Organic growth 30-50% above market growth
- Operating margin (EBITA) > 15%
- ROAIC > 15%

Sugar

- The target for Sugar is to have a stable sales
- Cash flow from operations will improve by an annual 5-6 per cent (CAGR) in 2000-2005
- ROAIC > 12%


DE DANSKE
SUKKERFABRIKKER

Ingredients & Sweeteners
Net sales by geographic segment

DANISCO
First you add knowledge...


www.danisco.com



Rest of the world
4
Asia-Pacific
18
Latin America
8
North America
26
Eatern Europe
6
Rest of Western Europe
32
Other Nordic countries
4
Denmark
2
0
5
10
15
20
25
30
35
(%)

Ingredients
Net sales by industry 2002/03

DANISCO
First you add knowledge...


www.danisco.com



Other
Feed, non-foods, etc.
Beverages
Oil and fat products
Confectionery, condiments, ect.
Dairy, etc.
Bakeries
17
14
10
7
9
25
18
0
5
10
15
20
25
30
(%)

Ingredients and Sweeteners
Net sales by product group

DANISCO
First you add knowledge...


47%
36%
17%
0%
20%
40%
60%
80%
100%
Texturant products
Speciality products
Sweeteners



Danisco´s sugar production 2002

DANISCO
First you add knowledge...


Lithuania
(Kedainiai, Panevezys
and Kursenai)
107
Germany
(Anklam)
145
Finland
(Salo and Säkylä)
163
Sweden
(Örtofta and Köbingebro)
432
Danmark
(Nakskov, Nykøbing and Assens)
516
0
100
200
300
400
500
600
(1,000 tonnes)



Danisco´s EU sugar quotas in 2002

DANISCO
First you add knowledge...

www.danisco.com



Total
B quota
A quota
1,004
116
141
355
392
162
27
13
32
89
843
89
128
323
303
0
200
400
600
800
1000
1200
(1,000 tonnes)
Denmark
Sweden
Finland
Germany
Total

Sugar
Net sales by geographic segment




DANISCO
First you add knowledge...

Segment	(%)
Rest of the world	4
Eastern Europe	11
Othr EU countries	2
Germany	5
Norway/Iceland	10
Finland	17
Sweden	28
Denmark	23

(%) 0 5 10 15 20 25 30

Sugar
Volume by industry 2002/03


DANISCO
First you add knowledge...


www.danisco.com
Slide 57


Retail
23
Non-food use
3
Other food stuff
8
Bakery
12
Preserves
11
Confectionery
18
Beverages
25
0
5
10
15
20
25
30
(%)



Danisco´s shareholder composition as per 30 April 2003
DANISCO
First you add knowledge...
www.danisco.com
Slide 58
Unregistered
24.5
Foreign investors
23.9
Private
12.4
Investment Funds
2.4
Foundations
0.9
Pension Funds
4.4
Banks and business undertakings
6.8
Insurance companies
4.3
LD
6.3
Danisco
3.9
Labour Market Supplementary Pension Fund (ATP)
10.2
0
5
10
15
20
25
30
(%)

News and activities - 2003

12 August 2003	Field trip to Brabrand (Ingredients)
28 August 2003	Annual General Meeting
22 September 2003	Q1 announcement
October 2003	Sustainability Report
October 2003	Field trip to a sugar factory
16 December 2003	Q2 announcement
18 March 2004	Q3 announcement
17 June 2004	Announcement of results for 2003/04
26 August 2004	Annual General Meeting

33

DANISCO



Forward – looking statements

DANISCO

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as: global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market driven price reductions, market acceptance of new products, launches of rivalling products.

Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Headlines

DANISCO

- Consolidated profit of DKK 940m
  - Exceeding latest forecast
- Transformation completed
  - Business platform has enhanced earnings
    - and did absorb market dynamics
- Challenging ingredients markets
  - Q4 back on track as expected
- Proposal for cancellation of repurchased shares
- Purchase of own shares



Net sales and EBITA margin



DANISCO



(DKK million)
(%)
30,000
25,000
20,000
15,000
10,000
5,000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

Strategy

DANISCO

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions	Stable cash-flow generator
Profitable growth	Efficient production



Market leader	Market leader
Global presence	Regional presence
Proven track record	Proven track record
Strong knowledge-base	EU – sugar regime

Ingredients & Sweeteners

DANISCO



- **EBITA: DKK 1,316m - up 8 %**
  - Q4: DKK 345m – up 30%
- **EBITA margin: YTD: 15% (16%)**
  - Q4: 16% (14%)
- **Sales in: Y/Y**
  - North America: up 22%
  - Asia-Pacific: up 13%
  - Europe: up 3%
  - Latin America: up 5%
- **A challenging year – markets are stabilising**
- **Germantown integration is on a fast track**



Ingredients & Sweeteners Markets

DANISCO

- Strong sales in all product areas in China
  - Organic growth: up 60% (Y/Y)
- Sales progress in Eastern Europe
  - Organic growth: up 6% (Y/Y)
- Price competition in emulsifiers in the USA
- Market conditions in Brazil & Argentina are tough
- Markets are stabilising

Perlarom

DANISCO

- Flavour house with a strong position in Europe
- Moving Danisco to no. 6 from no. 10 in Europe
- R&D costs approx 8% of net sales
- Strengthens Daniscos position as a flavour house
- Will meet our financial acquisition targets
- Closing as of June 19, 2002

Ingredients & Sweeteners
EBITA

DANISCO



(DKK million)

(%)

400
350
300
250
200
150
20
18
16
14
12
10
8
6
Q1 1999/00
Q2 1999/00
Q3 1999/00
Q4 1999/00
Q1 2000/01
Q2 2000/01
Q3 2000/01
Q4 2000/01
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
EBITA
Margin



Ingredients & Sweeteners
Net sales & EBITA margin
DANISCO
(DKK million)
(%)
10,000
7,500
5,000
2,500
0
18
16
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net Sales
EBITA margin

Ingredients and Sweeteners
Growth in sales

DANISCO



(DKK million)

9,000
7,500
6,000
4,500
3,000
1,500
0
20%
15%
10%
5%
0%
Average organic growth
13Y: 8.0%
1989/90
1991/92
1993/94
1995/96
1997/98
1999/00
2001/02
Net sales excl. acquisitions
Net sales acquisitions
EBITA margin (total sales)

Growth in geographic segment 2001/02 on 2000/01 in %

DANISCO

Ingredients & Sweeteners

	Europe	North America	Latin America	Asia-Pacific	Total
Growth	3	22	5	13	10
Acquisition	0	17	6	8	7
Currency	0	2	2	(3)	0
Organic growth	3	3	(3)	8	3

DANISCO

Ingredients & Sweeteners
Net sales by region

(YTD 2001/02)



4%
2%
4%
18%
31%
9%
4%
28%
Denmark
Nordic countries excl. Denmark
Rest of Western Europe
Eastern Europe
North America
Latin America
Asia-Pacific
Rest of the world

Growth by product group 2001/02 on 2000/01 in %

DANISCO

Ingredients & Sweeteners

	Texturant products	Speciality products	Sweeteners	Total
Growth	16	6	4	10
Acquisition	11	5	-	7
Currency	1	-	(2)	0
Organic growth	4	1	6	3

Ingredients & Sweeteners
Net sales by product groups

DANISCO

(YTD 2001/02)


5%
19%
46%
30%
Texturant products
Speciality products
Sweeteners
Other products


Research and development costs
in % of net sales for 2001/02
DANISCO
(%)
5
4
3
2
1
0
Ingredients & Sweeteners
Sugar
Group

Sugar
2001/02

DANISCO

- EBITA: YTD: DKK 1,176m – up 5%
  - Q4 DKK 274m – down 13%
- EBITA margin: YTD: 14% (14%)
  - Q4:13% (15%)
- EU sugar regime: DKK (71m)
  - Sugar storage compensation system
- Currency impact (SEK/EURO): DKK 80m
- C sugar price profitable
  - Favourable rates on fodder and molasses
- Agreement reached with the beet growers

New design and products

DANISCO



Strösocker
Sukker
Taloussokeri
Fibrex
Pärlsocker
Perlesukker
Raesokeri
Brun Farin
Kulva Fariinisokeri
KANDISOCKER
KANDIS SUKKER
KANDISOKERI
RÅSOCKER DIT
HUGGET RØRSUKKER
RUOKOPALASOKERI
RÅSOCKER STRÖ
RØRSUKKER

Sugar
EBITA margin

DANISCO





(DKK million)
(%)
10,000
7,500
5,000
2,500
0
18
16
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

Sugar
EBITA

DANISCO



(DKK million)
(%)
350
330
310
290
270
250
230
210
190
170
150
16
15
14
13
12
11
10
9
8
7
6
Q1 1999/00
Q2 1999/00
Q3 1999/00
Q4 1999/00
Q1 2000/01
Q2 2000/01
Q3 2000/01
Q4 2000/01
Q1 2001/02
Q2 2001/02
Q3 2001/02
Q4 2001/02
EBITA
Margin

DANISCO

Financials 2001/02



P & L key figures 2001/02

DANISCO

(DKK million)

	2000/01	2001/02	Δ
Net sales	23,541	**17,705**	(25%)
Main business areas	15,875	**16,673**	5%
Other business areas	7,666	**1,032**	
Ordinary EBITA			
Main business areas	2,027	**2,224**	10%
Other business areas	97	**12**	
EBITA			
Main business areas	2,195	**2,308**	5%
Other business areas	111	**7**	
EBIT			
Main business areas	1,821	**1,909**	5%
Other business areas	48	**7**	

P & L key figures 2001/02, cont.

DANISCO

(DKK million)

	2000/01	2001/02
EBIT	1,869	**1,916**
Financial expenses	(621)	**(441)**
Gain on shares	86	**-**
Associates	34	**(8)**
Financial expenses, net	(501)	**(449)**
Tax on ordinary activities	(536)	**(541)**
Adjustment previous years	74	**14**
Tax, net	(462)	**(527)**
Profit on ordinary activities	906	**940**

Balance sheet

DANISCO

(DKK million)

	2000/01	2001/02
Goodwill	6,257	**6,491**
Other fixed assets	8,501	**8,225**
Working capital	5,257	**5,271**
Invested capital main business areas	20,015	**19,987**
Associated undertakings	2,468	**2,842**
Assets under divestment, net	2,926	**-**
Other financial assets, net	171	**369**
Equity incl. minority interests	13,075	**12,876**
Tax (Deferred)	1,227	**1,140**
Net-interest bearing debt	11,278	**9,182**

Cash flow

DANISCO

(DKK million)

	2000/01	**2001/02**
Profit incl. adjustments	3,176	**2,842**
Change in working capital	(121)	**(27)**
Interest payment net	(561)	**(383)**
Corporation tax paid	(312)	**(368)**
Cash flow from operating activities	2,182	**2,064**
Cash flow from investing activities	2,135	**566**
Paid to shareholders	(636)	**(942)**
Change in financial liabilities net	(3,681)	**(1,688)**

Danisco's transformation into a focused food ingredients company - the financials

DANISCO

(DKK million)

	98/99	01/02 [1]	
Sales per employee	1.25	2.04	63%
Gross profit per employee	0.35	0.67	91%
EBITA per employee	0.14	0.28	100%
Invested operating capital per employee [2]	1.05	1.65	57%
Return on operating net assets (ROAONA)	13%	17%	31%
Return on capital employed (ROACE) [3]	10%	11%	10%

1) Continuing businesses
2) ONA = Operating Net AssetInvested (Invested Capital without goodwill)
3) CE = Invested Capital incl. of goodwill with amortisation added

Outlook 2002/03

DANISCO

- Net sales:
  - DKK 17.1 - 18.2bn
    - Ingredients & Sweeteners
      - DKK 9.1 - 9.8bn
    - Sugar
      - DKK 8.0 – 8.4bn
- **EBITA full-year forecast:**
  - Ingredients & Sweeteners:
    - DKK 1.4 - 1.5bn
      - Upper end of range
  - Sugar
    - DKK 1.1 - 1.2bn

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.



Outlook 2002/03

DANISCO





- **Consolidated profit full-year forecast:**
  - approx DKK 1bn
- **Consolidated profit for Q1 2002/03 forecast:**
  - DKK 200 - 250m



The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.

Targets

DANISCO

	99/00	00/01	01/02	Acc.		Target 2004/05	
Ingredients and Sweeteners							
Net sales bn	7.1	7.8	8.5	20%		14.2	100%
Organic bn		+0.7	+0.1	11%	✓	2.4 - 3.3	30 - 50%
Acquisition bn		+0.0	+0.6	8%		3.8 - 4.7	50 - 70%
EBITA Margin %	14	16	15		✓	>15%	
ROAIC %	9	10	10			>15%	
Sugar							
Net sales bn	8.0	8.3	8,3		✓	Unchanged	
Cash flow bn	-1.8	1.6	1.5		✓	5 - 6% CAGR	
ROAIC %	10	11	12		✓	>12	

34.



Roadshow

Announcement of Results for Q1 2002/03

DANISCO

DANISCO

Results Q1 - 2002/03

www.danisco.com | Page 1



DANISCO

Forward – looking statements

www.danisco.com | Page 2

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products.
Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Headlines Q1 2002/03

DANISCO

www.danisco.com | Page 3

- Better than expected consolidated profit DKK 278m (forecast DKK 200-250m)
- Good earnings in Ingredients & Sweeteners
- Change in sales pattern for Sugar
- EPS 4.95 – up 5%



Ingredients & Sweeteners Headlines Q1 2002/03

DANISCO

www.danisco.com | Page 4

- Good volume growth
- Strategic utilisation of production capacity
- Discontinued products

- EBITA: DKK 390m (DKK 387m)
  - EBITA before restructuring costs and currency effect would be DKK 428m
  - EBITA margin 17% (18%)

- Perlarom integration is on track
  - Restructuring costs DKK 24m





DANISCO

Growth

www.danisco.com | Page 5

- Market growth temporarily estimated to 2-4% p.a.
  - Internal assessment and market reports
  - Lower growth in emerging markets
  - Focus on cost efficiency in supply chain
  - Increased volume but lower prices
- Temporary shift in growth for Danisco
  - Still out-performing estimated market growth

DANISCO

Ingredients & Sweeteners - Markets



www.danisco.com | Page 6



- Sales progress in Eastern Europe
  - Organic growth: up 27%
- Market conditions in Brazil and Argentina are still tough – but improved
- Markets for xylitol have stabilised at a high level in Asia
- Good growth in China: up 31%

DANISCO

Ingredients & Sweeteners - Products

www.danisco.com Page 7

- Texturant products
    - Organic growth - up 5%
    - Change in price/volume
- Speciality products
    - Flavour – organic growth up 5%
    - Fierce price competition on media and natural protectants
- Sweeteners
    - Change in price/volume
    - Fructose in Japan has stabilised



DANISCO

Ingredients & Sweeteners EBITA

www.danisco.com Page 8



(DKK million)
(%)
450
400
350
300
250
200
150
20
18
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
EBITA
Margin

Growth by geographic segment
Q1 2002/03 on Q1 2001/02 in %

DANISCO


www.danisco.com
Page 9
Ingredients & Sweeteners

	Growth	Acquisitions	Currency	Organic growth
Europe	4	4	(1)	1
North America	4	18	(13)	(1)
Latin America	3	8	(12)	7
Asia-Pacific	4	14	(10)	-
Total	4	10	(7)	1

Ingredients & Sweeteners
Net sales by region

DANISCO


www.danisco.com
Page 10
(Q1 2002/03)
4%
2%
4%
18%
32%
9%
26%
5%
Denmark
Other Nordic countries
Rest of Western Europe
Eastern Europe
North America
Latin America
Asia-Pacific
Rest of the world

Growth by product group
Q1 2002/03 on Q1 2001/02 in %

DANISCO



www.danisco.com Page 11

Ingredients & Sweeteners

	Growth	Acquisitions	Currency	Organic growth
Texturant products	15	18	(8)	5
Speciality products	(1)	6	(6)	(1)
Sweeteners	(7)	–	(6)	(1)
Total	4	10	(7)	1

Ingredients & Sweeteners
Net sales by product group

DANISCO


www.danisco.com
Page 12
(Q1 2002/03)
18%
48%
34%
Texturant products
Speciality products
Sweeteners

Sugar Headlines Q1 2002/03

DANISCO

- Change in sales pattern and lower C-sugar prices
- Sales: DKK 2.008m - down 9%
- EBITA: DKK 299m - down 10%
- EBITA margin: 15% (15%)
- (SEK/EUR) impact: (DKK 12m)



Sugar EBITA

DANISCO



(DKK million)
(%)
350
300
250
200
150
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
EBITA
Margin

Financials Q1 2002/03

DANISCO

www.danisco.com | Page 15



P & L Key figures Q1 2002/03

DANISCO

www.danisco.com | Page 16

(DKK million)	Q1 2001/02	**Q1 2002/03**	Δ in %
Net sales	4,940	**4,230**	(14)
Main business areas	4,329	**4,230**	(2)
EBITA			
Main business areas	668	**639**	(4)
Other business areas	10	**0**	(1)
EBIT			
Main business areas	574	**537**	(6)
Other business areas	10	**0**	(1)
Financial expenses, net	(140)	**(101)**	28
Ordinary profit before tax	444	**436**	(2)
Consolidated profit	281	**278**	(1)
EPS	4.72	**4.95**	5

Balance sheet

DANISCO

www.danisco.com | Page 17

(DKK million)

	Q1 2001/02	Q1 2002/03
Invested capital main business areas	19,070	**19,400**
Associated undertakings	2,895	**2,749**
Assets under divestments, net	903	**0**
Other financial assets, net	243	**407**
Equity and minority interests	13,343	**12,238**
Tax	1,249	**1,256**
Interest bearing debt,net	8,519	**9,062**

Cash flow

DANISCO

www.danisco.com | Page 18

(DKK million)

	Q1 2001/02	Q1 2002/03
Danisco's share of consolidated profit	267	**265**
Depreciation	252	**220**
Amortisation of goodwill	94	**102**
Change in working capital	584	**558**
Other adjustments	66	**21**
Cash flow from operating activities	1,263	**1,166**
Purchase of undertakings and activities	0	**(475)**
Sale of undertakings and activities	1,199	**0**
Investments	(203)	**(178)**
Buy back of own shares	(0)	**(509)**
Change in financial liabilities net	(2,259)	**(4)**

DANISCO

Payments to shareholders

www.danisco.com Page 19


(DKK million)
1400
1200
1000
800
600
400
200
0
97/98
98/99
99/00
00/01
01/02
Dividend
Share buy back

DANISCO

Sustainable development in Danisco

www.danisco.com Page 20

- Sustainable development is an integrated part of Danisco's business model
- We want close dialogue with our network
- We are convinced that it has - and will have - increasing business value



Danisco's five values

DANISCO

www.danisco.com Page 21

We create value

We are innovative

We build competencies

We take responsibility

We believe in dialogue



Milestone for Danisco within sustainability

DANISCO

www.danisco.com Page 22

- Member of World Business Council of Sustainable Development
  - January 2002
- Dow Jones Sustainability Index
  - Included from September 2002
- FTSE4Good index
  - Included from September 2002
- Next report
  - Late October 2002

Currency impact

DANISCO

→ www.danisco.com | Page 23

USD/DKK Δ DKK 1.00 full-year implies:

- Sales DKK 350m
- EBITA DKK 55m
- Consolidated profit DKK 25m

Outlook 2002/03

DANISCO

→ www.danisco.com | Page 24

- Net sales full-year forecast:
  - DKK 16.7 - 17.8bn
    - Δ DKK -0.4bn - currency
    - Ingredients & Sweeteners
      - DKK 8.7 - 9.4bn
    - Sugar
      - DKK 8.0 - 8.4bn
- EBITA full-year forecast:
  - Ingredients & Sweeteners:
    - DKK 1.4 - 1.5bn upper end of range
  - Sugar
    - DKK 1.1 - 1.2bn

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.

DANISCO

Outlook 2002/03

www.danisco.com Page 25

- Consolidated profit full-year forecast:
  - Approx. DKK 1bn
- Consolidated profit for Q2 2002/03 forecast:
  - DKK 225 - 275m

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.

35

DANISCO

Results Q2 – 2002/03



www.danisco.com
Slide 1

Forward – looking statements

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products.
Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Headlines Q2 2002/03

- Consolidated profit up 9%
- EBITA margin: 14% - up 1%
- Strong organic growth in flavours
  – but lower margins
- DEPS 4.92 – up 18%
- Share buy back continued
- FY forecast for consolidated profit maintained approx. DKK 1bn



Ingredients & Sweeteners
Headlines Q2 2002/03

DANISCO



- 4% growth – 8% adjusted for currency
- EBITA up 7% - 11% adjusted for currency
- EBITA-margin: 16%
    - YTD: 17%

- Challenging conditions in flavours:
    - Raw material prices
    - Tough price conditions

EBITA: FY forecast adjustment to approx. DKK 1.4bn

Ingredients & Sweeteners Markets

DANISCO


www.danisco.com

- Sales progress in Eastern Europe
  - Organic sales growth: up 27%

- Market conditions in Brazil and Argentina are still tough – increased demand
  - Organic sales up approx. 15% in local currency

- Excellent business model performance in China
  - Organic sales up approx. 40%

- Market for xylitol in Asia still favourable



Ingredients & Sweeteners
Growth by geographic segment

DANISCO

Q2 2002/03 on Q2 2001/02 (%)

	Growth	Currency	**Currency adjusted growth**	Acquisitions	Organic growth
Europe	11	-	**11**	8	3
North America	(5)	(8)	**3**	4	(1)
Latin America	(7)	(7)	**-**	2	(2)
Asia-Pacific	5	(7)	**12**	4	8
Total	4	(4)	**8**	5	3

Ingredients & Sweeteners Products

DANISCO

- Texturant products
  - Organic sales growth 4%
  - Increasing sales and raw material prices
- Speciality products
  - Flavours – organic growth 11%
    - Lower EBITA-margin
  - Solid growth rates in cultures & enzymes
- Sweeteners
  - Aggressive price strategy in the US
  - Market for xylitol in Asia still favourable
  - Fructose in Japan has stabilised on a satisfactory level



Ingredients & Sweeteners
Growth by product group

DANISCO

Q2 2002/03 on Q2 2001/02 (%)

	Growth	Currency	**Currency adjusted growth**	Acquisitions	Organic growth
Texturant products	3	(5)	**8**	4	4
Speciality products	11	(4)	**15**	11	4
Sweeteners	(6)	(4)	**(2)**	-	(2)
Total	4	(4)	**8**	5	3

Ingredients & Sweeteners
Market dynamics

DANISCO

www.danisco.com | Slide 9

Estimated market growth 2-4% + Daniscos target +30-50%

- Demographic
- Functional food
- Convenience
- Limit no. of new products

- One-stop supplier
- Knowledge provider
- Expanding application area
- Key account management





Total Ingredients and Sweeteners organic growth



Ingredients & Sweeteners
EBITA


DANISCO
(DKK million)
(%)
450
400
350
300
250
200
150
20
18
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
EBITA
Margin

Sugar
Headlines Q2 2002/03

DANISCO

- Sales: DKK 2,234m - up 2%
- EBITA: DKK 297m - down 1%
- EBITA margin: 13% (14%)
  - YTD: 14%
- Satisfactory sugar campaign
- 5.4% quota reduction in this campaign
- Explosion at factory in Kantvik, Finland



Sugar
EBITA



DANISCO
(DKK million)
(%)
350
300
250
200
150
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
EBITA
Margin

Danisco
Warrant and share option programme

DANISCO

www.danisco.com

Slide 13



- Share option programme for the executive board and senior executives issued in 2000/01
  - No. Shares: 800.000
  - Strike prices at:
    DKK 262, DKK 275, DKK 287
  - Exercise in 2005 at latest
  - Hedged by own shares

- Warrant programme – almost 7000 employees subscribed, issued autumn 2002
  - No. warrants: 1.180.525
  - Strike price at DKK 299
  - Exercise in 2007 at latest

DANISCO

Financials Q2 2002/03



www.danisco.com
Slide 14

DANISCO

P & L Key figures Q2 2002/03

(DKK million)	Q2 2001/02	**Q2 2002/03**	Δ in %
Net sales	4,543	**4,410**	(3)
Main business areas	4,282	**4,410**	3
EBITA			
Main business areas	599	**627**	5
Other business areas	4	**0**	(100)
EBIT			
Main business areas	501	**522**	4
Other business areas	4	**0**	(100)
Financial expenses, net	(124)	**(93)**	25
Ordinary profit before tax	387	**425**	10
Consolidated profit	244	**265**	9
DEPS	4.16	**4.92**	18

DANISCO

Cash flow

(DKK million)	Q2 2001/02	**Q2 2002/03**
Danisco´s share of consolidated profit	235	**258**
Depreciation	229	**222**
Amortisation of goodwill	98	**105**
Change in working capital	848	**631**
Other adjustments	(218)	**(4)**
Cash flow from operating activities	1,192	**1,212**
Purchase of undertakings and activities	(827)	**(9)**
Sale of undertakings and activities	764	**0**
Investments	(413)	**(262)**
Paid to shareholders and buy back of own shares	(479)	**(438)**
Change in financial liabilities net	(237)	**(503)**

Balance sheet

(DKK million)	Q2 2001/02	**Q2 2002/03**
Invested capital main business areas	18,784	**18,707**
Associated undertakings	2,880	**2,743**
Assets under divestments, net	36	**0**
Other financial assets, net	451	**383**
Equity and minority interests	12,839	**12,016**
Tax	1,189	**1,298**
Interest bearing debt,net	8,123	**8,519**

DANISCO

Changes in capital and reserves

YTD (DKK million)	31 October 2001	**31 October 2002**
Balance at the beginning of the period	12,837	**12,580**
Profit for the period	502	**523**
Dividends paid	(339)	**(314)**
Repurchase of own shares	(140)	**(633)**
Exchange rate adjustment of foreign subsidiary undertakings, etc.	(263)	**(448)**
Other movements in capital and reserves	(46)	**15**
Balance at the end of the period	12,551	**11,723**


DANISCO

Earnings per share

www.danisco.com


(DKK)
19
18
17
16
15
14
13
12
11
10
1999/00
2000/01
2001/02
Estimate
2002/03

Share buy back

- AGM
  - 8.6% of share cancelled
  - Renewal of share buy back program
  - Up to 10% of existing share capital (53,2m shares)

- Holding of own shares as of December 17
  - 2.41% corresponding to 1,281,000 shares



![DANISCO]

Payments to shareholders

www.danisco.com Slide 21

(DKK million)



1,000
800
600
400
200
0
99/00
00/01
01/02
H1 02/03
Dividend
Share buy back


DANISCO
Corporate Sustainable Development
www.danisco.com
Slide 22
Corporate Sustainable Development
Transparent dialogue with our stakeholders
Verified Annual Sustainability Report

DANISCO

How do we work with Sustainability?

Danisco's focus areas for sustainability

SHEQ	Product Safety	Environmental Ethics	Social Issues and Business Integrity



DANISCO

Why Sustainable Development in Danisco?

- We want to be a recognised member of Society
- We believe that dialogue with our stakeholders is a must in today's business
- Today's business is based on Sustainability



DANISCO

The Value Chain

- Preferred Suppliers
- Supplier Auditing Procedures
- Customer Questionnaires
- Dow Jones; FTSE4Good
- Network Creation
- Corporate Crisis Management



Danisco wants to be known for:

Results based on Sustainability



DANISCO

Outlook 2002/03



www.danisco.com
Slide 27

Outlook 2002/03

- Net sales full-year forecast:
  - DKK 16.7 - 17.8bn
    - Ingredients & Sweeteners
      - DKK 8.7 - 9.4bn
    - Sugar
      - DKK 8.0 - 8.4bn

- EBITA full-year forecast:
  - Ingredients & Sweeteners:
    - Approx. DKK 1.4bn
  - Sugar
    - DKK 1.1 - 1.2bn

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANI
DE DANSKE
SUKKERFABRIKKER

DANISCO

Outlook 2002/03

- Consolidated profit full-year to be approx. DKK 1bn
- Consolidated profit for Q3 2002/03 to be DKK 150 - 200m

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANISCO
DE DANSKE SUKKERFABRIKKER

News and activities - 2003

19 March 2003	Q3 announcement
2 April 2003	Capital Market Day – Innovation
17 June 2003	Full year announcement
August 2003	Field trip to Brabrand (Ingredients)
28 August 2003	AGM
22 September 2003	Q1 announcement
October 2003	Field trip to a sugar factory
16 December 2003	Q2 announcement

Appendices



Ingredients & Sweeteners
Net sales by product group

DANISCO

www.danisco.com

(Q2 2002/03)


16%
47%
37%
Texturant products
Speciality products
Sweeteners

Ingredients & Sweeteners
Net sales by region

DANISCO

(Q2 2002/03)


4%
2%
4%
18%
31%
9%
5%
27%
Denmark
Other Nordic countries
Rest of Western Europe
Eastern Europe
North America
Latin America
Asia-Pacific
Rest of the world



DKK/USD


9.00
8.50
8.00
7.50
7.00
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02

Price Comparison Vegetable Oils
Crude, EX Crusher or CIF Rotterdam

DANISCO

www.danisco.com Slide 35



750
650
550
450
350
250
Jan-98
May-98
Sep-98
Jan-99
May-99
Sep-99
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Soya bean oil
Rape oil
Palm oil

Source: Reuters Commodity Europe

36

Results Q3 – 2002/03

DANISCO
First you add knowledge...

Agenda

Highlights for Q3
Financials for Q3
Outlook for 2002/03
Q&A



Forward–looking statements

DANISCO
First you add knowledge...

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products.

Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Headlines Q3 2002/03

- Earnings per share DKK 3.31 - up 16%

- Consolidated profit - up 9%
- EBITA margin 13% - up 1%
- Organic growth Ingredients & Sweeteners 5%
- Strong organic growth in flavours
  – Margins low, but improving on Q2 (2002/03)

- Share buy-back continued

- Consolidated profit FY forecast
  in the range of DKK 950 – 1,000m (DKK 940m)



Ingredients & Sweeteners
Headlines Q3 - 2002/03

DANISCO
First you add knowledge...

- Stable sales in DKK
  - 9% growth adjusted for currency
  - 5% organic sales growth
- EBITA DKK 495m (DKK 468m)
  - up 7%, 16% adjusted for currency



- EBITA DKK 1,013m (DKK 971m) YTD
  - up 4%, 10% adjusted for currency
- EBITA-margin Q3: 13% - YTD: 16%
- Challenging conditions in flavours:
  - 8% organic growth – despite tough price conditions
  - Management team strengthened
- Outlook adjusted to EBITA around DKK 1.35bn (DKK 1.4bn)

Ingredients & Sweeteners Markets

DANISCO
First you add knowledge...

- Price increases on Texturant products in North America of 7 - 9% had effect during Q3(02/03) - organic growth 2%
- Sales progress in Eastern Europe
    - Organic growth 40%
- Market conditions in Latin America still tough
    - Organic growth negative by 9%
    - Positive growth in local currency
- ASPAC again strong
    - Organic growth of approx. 150% in China



Ingredients & Sweeteners
Growth by geographic segment

DANISCO
First you add knowledge...

Q3 2002/03 on Q3 2001/02 (%)

	Growth	Currency	**Currency adjusted growth**	Acquisitions	**Organic growth**
Europe	6	(2)	**8**	9	**(1)**
North America	(13)	(15)	**2**	-	**2**
Latin America	(22)	(13)	**(9)**	-	**(9)**
Asia-Pacific	11	(12)	**23**	2	**21**
Total	-	(9)	**9**	4	**5**

Ingredients & Sweeteners Products

DANISCO
First you add knowledge...

- Texturant products
  - Organic growth 7%
  - Price increases despite tough competition
- Speciality products
  - Flavours – organic growth 8%
    - Margins low, but improving on Q2 (2002/03)
  - Cultures and enzymes performing well
- Sweeteners
  - Aggressive price strategy in the US
  - Market for xylitol in Asia still favourable
  - Lactitol sales satisfactory



Ingredients & Sweeteners
Growth by product group

DANISCO
First you add knowledge...

Q3 2002/03 on Q3 2001/02 (%)

	Growth	Currency	**Currency adjusted growth**	Acquisitions	**Organic growth**
Texturant products	(3)	(10)	**7**	-	**7**
Speciality products	7	(8)	**15**	11	**4**
Sweeteners	(2)	(8)	**6**	-	**6**
Total	-	(9)	**9**	4	**5**

Ingredients & Sweeteners
EBITA

DANISCO
First you add knowledge...

www.danisco.com Slide 9



(DKK million)
(%)
450
400
350
300
250
200
150
20
18
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
Q3 2002/03
EBITA
Margin

Sugar
Headlines Q3 2002/03

DANISCO
First you add knowledge...

- Sales DKK 1,879m - down 1%
- EBITA DKK 279m - up 4%
- EBITA margin 15% (14%)
  - YTD: 14% (14%)
- Record sugar production, but lower C-sugar price
- 5.4% quota reduction in this campaign



Sugar
EBITA

DANISCO
First you add knowledge...

www.danisco.com | Slide 11



(DKK million)
(%)
350
300
250
200
150
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
Q3 2002/03
EBITA
Margin

Financials Q3 2002/03

DANISCO
First you add knowledge...



P & L Key figures Q3 2002/03

(DKK million)	Q3 2001/02	**Q3 2002/03**	**Δ in %**
Net sales	3,949	**3,827**	(3.1)
Main business areas	3,843	**3,827**	(0.4)
EBITA	468	**495**	5.8
Main business areas	474	**495**	4.4
EBIT	368	**392**	6.5
Main business areas	374	**392**	4.8
Financial expenses, net	(92)	**(96)**	4.4
Ordinary profit before tax	276	**296**	7.2
Consolidated profit	164	**178**	8.5
DEPS	2.86	**3.31**	15.7

Cash flow

DANISCO
First you add knowledge...

(DKK million)	Q3 2001/02	**Q3 2002/03**
Danisco´s share of consolidated profit	158	**172**
Depreciation	222	**213**
Amortisation of goodwill	100	**103**
Change in working capital	(1,778)	**(1,485)**
Other adjustments	87	**(15)**
Cash flow from operating activities	(1,211)	**(1,012)**
Cash flow from investing activities*	152	**(250)**
Cash flow from financing activities**	1,059	**1,262**
*Including CAPEX	(196)	**(205)**
** Including buy-back of own shares	(380)	**(78)**
Diluted cash flow per share, YTD	22.15	**25.95**

Balance sheet

(DKK million)	Q3 2001/02	**Q3 2002/03**
Invested capital main business areas	20,638	**19,689**
Associated undertakings	2,931	**2,592**
Assets under divestments, net	81	**0**
Other financial assets, net	474	**446**
Equity and minority interests	12,797	**11,620**
Tax	1,292	**1,470**
Interest bearing debt, net	10,035	**9,637**

Changes in equity

YTD (DKK million)	31 January 2002	**31 January 2003**
Balance at the beginning of the period	12,837	**12,580**
Profit for the period	660	**695**
Dividends paid	(339)	**(314)**
Repurchase of own shares	(520)	**(711)**
Exchange rate adjustment of foreign subsidiary undertakings, etc.	(101)	**(857)**
Other movements in equity	(39)	**(72)**
Balance at the end of the period	12,498	**11,321**

Share buy-back

- Holding of own shares at 18 March 2003
  - 2.9% - 1,544,000 shares
  - 1.5% of which covers management share options
- Since 1 May 2002 DKK 741m spent on share buy-back equal to 2,768,377 shares
- Share buy-back programme continues
- We can purchase up to 10% until the next AGM



Share buy-back


(No. Shares, in thousands)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
12%
10%
8%
6%
4%
2%
0%
Purchase, no shares
Pct. Share, Right hand scale
Q1(2001/02)
Q2(2001/02)
Q3(2001/02)
Q4(2001/02)
Q1(2002/03)
Q2(2002/03)
Q3(2002/03)

Payments to shareholders



DANISCO
First you add knowledge...


(DKK million)
1,200
1,000
800
600
400
200
0
99/00
00/01
01/02
9M 02/03
Dividend
Share buy back



Outlook 2002/03

DANISCO
First you add knowledge...

www.danisco.com

Slide 20



Outlook 2002/03

DANISCO
First you add knowledge...

- Net sales FY forecast:
  - DKK 16.5 - 17.0bn
    - Ingredients & Sweeteners
      - DKK 8.5 - 8.8bn (DKK 8.7 - 9.4bn)
    - Sugar
      - Unchanged DKK 8.0 - 8.2bn



- EBITA FY forecast:
  - Ingredients & Sweeteners:
    - Around DKK 1.35bn (DKK 1.4bn)
    - Increased uncertainty
  - Sugar
    - Unchanged DKK 1.1 - 1.2bn

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANIS
DE DANSKE
SUKKERFABRIKKER

Outlook 2002/03

DANISCO
First you add knowledge...

- FY consolidated profit in range of DKK 950 - 1,000m against previously around DKK 1bn

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.


DANISCO
DE DANSKE
SUKKERFABRIKKER

News and activities - 2003

DANISCO
First you add knowledge...

2 April 2003	Capital Market Day – Innovation
17 June 2003	Full year announcement
August	Field trip to Brabrand (Ingredients)
28 August 2003	AGM
22 September 2003	Q1 announcement
October 2003	Sustainability Report
October 2003	Field trip to a sugar factory
16 December 2003	Q2 announcement
18 March 2004	Q3 announcement

Appendices

Ingredients & Sweeteners
Net sales by product group

DANISCO
First you add knowledge...

(YTD 2002/03)


17%
47%
36%
Texturant products
Speciality products
Sweeteners

Ingredients & Sweeteners
Net sales by region

DANISCO
First you add knowledge...


www.danisco.com

(YTD 2002/03)


4%
2%
4%
31%
5%
26%
9%
19%
Denmark
Other Nordic countries
Rest of Western Europe
Eastern Europe
North America
Latin America
Asia-Pacific
Rest of the world

Ingredients and Sweeteners
Organic growth Y/Y - Geographic segment

DANISCO
First you add knowledge...



(%)
25
20
15
10
5
0
-5
-10
-15
Europe
North America
Latin America
Asia Pacific
70% sales
<30% sales
Q1(2002/03)
Q2(2002/03)
Q3(2002/03)

Ingredients and Sweeteners
Organic growth Y/Y - Product segment

DANISCO
First you add knowledge...

www.danisco.com


(%)
8
6
4
2
0
-2
-4
Texturant products
Speciality products
Sweeteners
47% sales
37% sales
16% sales
Q1(2002/03)
Q2(2002/03)
Q3(2002/03)

DKK/USD

DANISCO
First you add knowledge...

9,0
8,5
8,0
7,5
7,0
6,5
Jan-02
Feb-02
Mar-02
Apr-02
Maj-02
Jun-02
Jul-02
Aug-02
Sep-02
Okt-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03

Price Comparison Vegetable Oils
Crude, EX Crusher or CIF Rotterdam

DANISCO
First you add knowledge...



EUR/MT
750
650
550
450
350
250
Jan-98
May-98
Sep-98
Jan-99
May-99
Sep-99
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
Soy oil
Rape oil
Palm oil

Source: Reuters Commodity Europe

C Sugar prices – World market

DANISCO
First you add knowledge...

www.danisco.com

Slide 31


(USD per ton)
290
270
250
230
210
190
170
150
05-Jun-98
05-Jan-99
05-Aug-99
05-Mar-00
05-Oct-00
05-May-01
05-Dec-01
05-Jul-02
05-Feb-03





Roadshow

Announcement of Results for Q1 2002/03

DANISCO

DANISCO

Results Q1 - 2002/03

www.danisco.com Page 1



DANISCO

Forward – looking statements

www.danisco.com Page 2

The forward-looking statements contained in this announcement, including forecast of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products.
Danisco is only obliged to update and adjust the specifically stated expectations in as far as this is required by law, including the Securities Trading Act.

Headlines Q1 2002/03

DANISCO

www.danisco.com | Page 3

- Better than expected consolidated profit DKK 278m (forecast DKK 200-250m)
- Good earnings in Ingredients & Sweeteners
- Change in sales pattern for Sugar
- EPS 4.95 – up 5%



Ingredients & Sweeteners Headlines Q1 2002/03

DANISCO

www.danisco.com | Page 4

- Good volume growth
- Strategic utilisation of production capacity
- Discontinued products

- EBITA: DKK 390m (DKK 387m)
  - EBITA before restructuring costs and currency effect would be DKK 428m
  - EBITA margin 17% (18%)

- Perlarom integration is on track
  - Restructuring costs DKK 24m



Growth

DANISCO

www.danisco.com

Page 5

- Market growth temporarily estimated to 2-4% p.a.
  - Internal assessment and market reports
  - Lower growth in emerging markets
  - Focus on cost efficiency in supply chain
  - Increased volume but lower prices
- Temporary shift in growth for Danisco
  - Still out-performing estimated market growth

Ingredients & Sweeteners - Markets

DANISCO

www.danisco.com

Page 6

- Sales progress in Eastern Europe
  - Organic growth: up 27%
- Market conditions in Brazil and Argentina are still tough – but improved



- Markets for xylitol have stabilised at a high level in Asia
- Good growth in China: up 31%

Ingredients & Sweeteners - Products

DANISCO

www.danisco.com | Page 7

- Texturant products
  - Organic growth - up 5%
  - Change in price/volume
- Speciality products
  - Flavour – organic growth up 5%
  - Fierce price competition on media and natural protectants
- Sweeteners
  - Change in price/volume
  - Fructose in Japan has stabilised



Ingredients & Sweeteners EBITA

DANISCO

www.danisco.com | Page 8



(DKK million)
(%)
450
400
350
300
250
200
150
20
18
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
EBITA
Margin


Growth by geographic segment
Q1 2002/03 on Q1 2001/02 in %
DANISCO
www.danisco.com
Page 9
Ingredients & Sweeteners
Growth
Acquisitions
Currency
Organic growth
Europe
North America
Latin America
Asia-Pacific
Total

	Growth	Acquisitions	Currency	Organic growth
Europe	4	4	(1)	1
North America	4	18	(13)	(1)
Latin America	3	8	(12)	7
Asia-Pacific	4	14	(10)	-
Total	4	10	(7)	1


Ingredients & Sweeteners
Net sales by region
DANISCO
www.danisco.com
Page 10
(Q1 2002/03)
4%
2%
4%
18%
32%
9%
26%
5%
Denmark
Other Nordic countries
Rest of Western Europe
Eastern Europe
North America
Latin America
Asia-Pacific
Rest of the world


Growth by product group
Q1 2002/03 on Q1 2001/02 in %
DANISCO
www.danisco.com
Page 11
Ingredients & Sweeteners

	Growth	Acquisitions	Currency	Organic growth
Texturant products	15	18	(8)	5
Speciality products	(1)	6	(6)	(1)
Sweeteners	(7)	-	(6)	(1)
Total	4	10	(7)	1


Ingredients & Sweeteners
Net sales by product group
DANISCO
www.danisco.com
Page 12
(Q1 2002/03)
18%
48%
34%
Texturant products
Speciality products
Sweeteners

Sugar Headlines Q1 2002/03

DANISCO

www.danisco.com Page 13

- Change in sales pattern and lower C-sugar prices
- Sales: DKK 2.008m - down 9%
- EBITA: DKK 299m - down 10%
- EBITA margin: 15% (15%)
- (SEK/EUR) impact: (DKK 12m)

Sugar EBITA

DANISCO

www.danisco.com Page 14


(DKK million)
(%)
350
300
250
200
150
16
14
12
10
8
6
Q1 1999/00
Q3 1999/00
Q1 2000/01
Q3 2000/01
Q1 2001/02
Q3 2001/02
Q1 2002/03
EBITA
Margin

Financials Q1 2002/03

DANISCO

www.danisco.com | Page 15



P & L Key figures Q1 2002/03

DANISCO

www.danisco.com | Page 16

(DKK million)	Q1 2001/02	**Q1 2002/03**	Δ in %
Net sales	4,940	**4,230**	(14)
Main business areas	4,329	**4,230**	(2)
EBITA			
Main business areas	668	**639**	(4)
Other business areas	10	**0**	(1)
EBIT			
Main business areas	574	**537**	(6)
Other business areas	10	**0**	(1)
Financial expenses, net	(140)	**(101)**	28
Ordinary profit before tax	444	**436**	(2)
Consolidated profit	281	**278**	(1)
EPS	4.72	**4.95**	5

DANISCO

Balance sheet

www.danisco.com | Page 17

(DKK million)

	Q1 2001/02	Q1 2002/03
Invested capital main business areas	19,070	**19,400**
Associated undertakings	2,895	**2,749**
Assets under divestments, net	903	**0**
Other financial assets, net	243	**407**
Equity and minority interests	13,343	**12,238**
Tax	1,249	**1,256**
Interest bearing debt,net	8,519	**9,062**

DANISCO

Cash flow

www.danisco.com | Page 18

(DKK million)

	Q1 2001/02	Q1 2002/03
Danisco's share of consolidated profit	267	**265**
Depreciation	252	**220**
Amortisation of goodwill	94	**102**
Change in working capital	584	**558**
Other adjustments	66	**21**
Cash flow from operating activities	1,263	**1,166**
Purchase of undertakings and activities	0	**(475)**
Sale of undertakings and activities	1,199	**0**
Investments	(203)	**(178)**
Buy back of own shares	(0)	**(509)**
Change in financial liabilities net	(2,259)	**(4)**

DANISCO

Payments to shareholders

→ www.danisco.com | Page 19


(DKK million)
1400
1200
1000
800
600
400
200
0
97/98
98/99
99/00
00/01
01/02
Dividend
Share buy back

DANISCO

Sustainable development in Danisco

→ www.danisco.com | Page 20

- Sustainable development is an integrated part of Danisco's business model
- We want close dialogue with our network
- We are convinced that it has - and will have - increasing business value



Danisco's five values

DANISCO


www.danisco.com
Page 21
We create value
We are innovative
We build competencies
We take responsibility
We believe in dialogue

Milestone for Danisco within sustainability

DANISCO

www.danisco.com | Page 22

- Member of World Business Council of Sustainable Development
  - January 2002
- Dow Jones Sustainability Index
  - Included from September 2002
- FTSE4Good index
  - Included from September 2002
- Next report
  - Late October 2002

Currency impact

DANISCO

www.danisco.com Page 23

USD/DKK Δ DKK 1.00 full-year implies:

- Sales DKK 350m
- EBITA DKK 55m
- Consolidated profit DKK 25m

Outlook 2002/03

DANISCO

www.danisco.com Page 24

- Net sales full-year forecast:
  - DKK 16.7 - 17.8bn
    - Δ DKK -0.4bn - currency
    - Ingredients & Sweeteners
      - DKK 8.7 - 9.4bn
    - Sugar
      - DKK 8.0 - 8.4bn
- EBITA full-year forecast:
  - Ingredients & Sweeteners:
    - DKK 1.4 - 1.5bn upper end of range
  - Sugar
    - DKK 1.1 - 1.2bn



The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.

Outlook 2002/03

DANISCO

www.danisco.com

- Consolidated profit full-year forecast:
  - Approx. DKK 1bn
- Consolidated profit for Q2 2002/03 forecast:
  - DKK 225 - 275m

The above expectations for the future are inherently associated with uncertainty and risks, which may imply that the realised results will deviate from our forecasts.





Knowledge in focus

DANISCO

First you add knowledge ...

Strategic focus and targets

Preparing food for others is a great responsibility – in particular on an industrial scale. More and more food is produced outside the home, and as a supplier of ingredients to food producers, it is important to Danisco to help consumers get healthy, safe and tasty foods.

Danisco offers a broad range of products within ingredients, sweeteners and sugar.

Vision

Danisco wants to be the leading supplier of ingredients to the global food industry.

Financial targets

Danisco builds on the concept of value-based management, creating value through the Group's financial and human resources.

The Ingredients and Sweeteners segment targets to double sales in the period 2000-2005 through organic growth above market average and acquisitions.

Danisco is also committed to achieving organic growth in this segment with an operating margin (operating profit before goodwill amortisation, EBITA) of at least 15 per cent during this five-year period and return on average invested capital (ROAIC) of at least 15 per cent before tax during the same period.

For acquisitions in Ingredients and Sweeteners, Danisco seeks to ensure that return on investment will exceed the weighted average capital cost (WACC) no later than in the third full financial year after the acquisition.

In the Sugar segment, the target is to sustain net sales and grow cash flow from operations by an annual 5-6 per cent (CAGR) in 2000-2005 and to report ROAIC of at least 12 per cent before tax.

Net sales by geographic segment


Rest of the world 4%
Asia-Pacific 10%
Latin America 4%
North America 14%
Eastern Europe 8%
Denmark 12%
Other Nordic countries 28%
Rest of Western Europe 20%

Contents

Design, production and print: Datagraf Auning AS

Ingredients + knowledge = Danisco

Picture a hot summer day on the beach. Children playing and ice lollies for the entire family, but as often as not, the little one's ice lolly ends up in the sand or on his white T-shirt. Many parents have probably wished for a non-melting ice lolly, and now their wish has come through. If you take locust bean gum and add knowledge, you get an ingredient that turns the ice lolly into a fruity jelly instead of dripping all over your clothes. In the past year, we mixed locust bean gum with knowledge, and thereby set off a small-scale revolution on the ice-lolly market and in the ice-cream industry.

Half of all ice cream produced in the world contains Danisco ingredients, and our products are found in a vast array of foods. Our ingredients provide flavour, texture, shelf life and nutritional value – properties that are all essential in order to supply consumers with healthy, safe and tasty foods that are also quick and easy to prepare. Most consumers would like to have more time for leisure, and they therefore spend increasingly less time cooking while sales of convenience food and ready-made dishes continue to rise. Busy consumers tend to choose the easy way out during the week, but in the weekend, they often prefer to spend time shopping for food and preparing meals from scratch. Solid food traditions are an important part of every nation's cultural heritage.

First you add knowledge...

At Danisco, we have five strong values about value creation, innovation, competency building, responsibility and dialogue. We all strive to live these values every single day. Earlier this year, we poured our values into a pot, stirred and boiled them down to the essence of Danisco. Out came four words epitomising who we are and what we stand for: First you add knowledge... The essence of Danisco's five values is that we always add knowledge first, no matter what we do. That is our guarantee to food producers and consumers.

First you add knowledge... fittingly describes the everyday work of a Danisco employee. In the following pages, you will meet civil engineer Hanne Thorsøe, who holds knowledge and experience as core elements in her daily work.

Enjoy your reading.

Alf Duch-Pedersen
Chief Executive Officer

Knowledge, experience and cooperation

At 33, Hanne Thorsøe is already internationally acclaimed for her expertise on pectin. She holds an MSc in engineering from the Technical University of Denmark and today works as Senior Scientist with Danisco in Brabrand.

Danisco's slogan, First you add knowledge..., fits perfectly into Hanne Thorsøe's working day, as knowledge and experience are central to the innovation work in Textural Ingredients.

For a number of years, she has been working specifically on developing pectin for drinking yoghurt, an area of high growth potential. Spreading from Japan to other countries in the East, progress has also reached Europe and the USA in the last few years, fuelled by the growing interest in functional foods.

'My colleagues in the dairy department are important partners because they have the necessary knowledge about the countless consumer products based on milk – anything from ice cream and desserts to cheese, milk and various kinds of yoghurt', explains Hanne Thorsøe.

The launch of the international brand, Grindsted® Pectin AMD, in 1999 was the culmination of Hanne Thorsøe's long-standing research work. AMD is short for Acidified Milk Drink, and this particular kind of pectin is used in modern foods such as drinking yoghurt, milk juice, soy juice and other kinds of nutritious beverages.

This is how we work

'A project always has four project leaders each with his special competency, and then the overall project leader', explains Hanne Thorsøe, whose expertise centres on the functionality of pectin. 'When we develop a new kind of pectin, I'm the one describing its practical characteristics, while my colleagues deal with the molecular structure of pectin, the production technicalities and maintain contact with the people in the dairy department.

The fact that we're the number two producer of pectin* in the world today makes it easier to access potential customers. Another strength is obviously that Danisco is a globally recognised supplier to the food industry in general and has a good reputation. And it's precisely the reputation that very often decides whether you're considered a potential supplier.'

Almost like being a creative artist

The main part of Hanne Thorsøe's job is either to develop an entirely new product, or to provide an alternative stabiliser to an existing product:

'When for instance a customer wants to cooperate with us about a stabiliser, we must develop the ingredient that complies best with the technical requirements. Price is often an important factor. Of course, we use as much as we can from Danisco's existing product portfolio, but if the requirements are very specific, we have to develop new products.

As chemists, we work with various parameters in order to get the best possible result – just like an artist who mixes the paint on his palette', says Hanne Thorsøe, who also has a gift for communication.

Not only is she a competent lecturer, she also has a gift for the interaction of words, numbers, graphic design and illustrations. That is why – concurrently with her scientific responsibilities – she is web editor for Innovation on ***www.danisco.com/innovation***

Inspiring international environment

Growing up in a family of engineers in Sønderborg in southern Denmark, Hanne Thorsøe got the scientific interest at an early age, and later even married into a family where 'engineer' is the most common job title.

It was a particular incident during her studies at the Technical University of Denmark that made her choose to work with food processing chemistry at an international level at Danisco.

'My colleague-to-be from Danisco, Niels Krog, was guest lecturer, and he opened my eyes to the fascinating world of food ingredients – especially emulsifiers that allow water and oil to combine. So after graduating, I sent an unsolicited application and was hired', Hanne Thorsøe says, and adds with a wry smile:

** Danisco produces pectin at three plants in Denmark, Mexico and the Czech Republic.*

Her colleagues in the dairy department are important partners for Hanne Thorsøe.

From folk medicine to high technology



Stabilisers act as thickeners and gelling agents in for example jam, dressings and sweets. To the sceptical consumer, it all sounds very 'chemical', but in fact these ingredients are extracted from natural products:

- fresh seaweed becomes alginate and carrageenan
- the seeds of the carob tree become locust bean gum
- pectin is extracted from citrus peel, but also exists in apples.

Pectin is used to reduce the fat content in fluid food products and at the same time maintain the mouthfeel known from the more fatty versions of the product. This is an advantage for those who want to keep slim without sacrificing the good taste.

Using pectin as a thickener is an old family remedy. When you boil apples to make juice and add sugar, the result is a gel-like texture, primarily because of the natural pectin content in apples. Grated apples have been used in folk medicine for centuries as a cure for diarrhoea, utilising pectin's special properties. *www.danisco.com/ingredients*

'The only 'drawback' is that as a food chemist you can stay with the company for your entire career. That's because Danisco is the company with the widest platform within food chemistry and food processes.'

Educational stay in Brazil

Her job with Danisco has not tied Hanne Thorsøe down to Brabrand. When her husband, graduate engineer Peter Schneider, was sent to Brazil as project leader for six months, she went along.

The next six months she worked from Danisco in São Paulo, while at the same time participating in local R&D activities.

'Our stay in Brazil was a huge opportunity for me to work under entirely different conditions than what I was used to in Denmark. It was also very inspiring to work with colleagues in the application laboratory and as a member of the sensory panel where we tasted finished products.'

At a conference in Brazil, Hanne Thorsøe presented Danisco's latest results in the pectin area, thus contributing to boosting pectin sales to the Brazilian dairy industry.

Colleagues all over the world

The fact that Danisco is an international company with activities all over the world only adds an extra positive dimension to Hanne Thorsøe's daily work.

'I get inspired, and I learn a lot from my colleagues all over the world. We often tend to think of our own country as the centre of the universe, but the way we do things is not necessarily the only way to do them.'

Hanne Thorsøe values being there 100 per cent for the family when she is not working.

To make family life work, structure and planning are important: 'It's often a bit of a puzzle to match our calendars, but I must say that we feel privileged that we've been able to have careers and two children at the same time,' says Hanne Thorsøe.





More than just food

'Functional food' is for example yoghurt containing special cultures that may improve digestion, or food with vitamins added to prevent illness. Chewing gum added with the sweetener xylitol is an example of Danisco's direct involvement. Scientific studies have shown that xylitol prevents the development of tooth cavities. As the functional food market is growing more rapidly than the food market in general, it is essential for Danisco as a leading producer of food ingredients to constantly research and develop products that customers can use when they launch new functional foods.

www.danisco.com/sweeteners

The main part of Hanne Thorsøe's job concerns development projects.


DANISCO

Consumers want variation and high quality

We take inspiration from ethnic traditions. Professor Klaus G. Grunert shares his view on tomorrow's global food habits.

Although food ingredients play an essential role in regard to taste, texture, keeping quality and nutritional value, they are usually invisible.

Something similar is also the case when looking at numbers: According to ***Promar International****, ingredients account for less than one per cent of sales in the food market. However, this one per cent represents estimated annual global sales of around USD 22 billion – and what is more interesting – annual food ingredients growth is estimated to be two to four per cent, exceeding growth in the food market in general.

Danisco has previously announced that the company expects food ingredients sales to outgrow the market average, and this forecast is still part of the company's business strategy.

Sales growth forecasts for the various kinds of food ingredients differ – with enzymes and flavours as expected high-jumpers.

Recent years' progress in food ingredients sales has increasingly been driven by consumer demand and food producers' needs. Building on its one-stop-supplier strategy, Danisco has contributed to turning market focus to solutions rather than products.

Increased welfare means new food habits

Two decisive factors support Danisco's business model.

One is that food producers, according to Promar International, will increasingly prefer complete solutions, buying ingredient blends rather than separate ingredients. This is in line with Danisco's one-stop-supplier strategy.

*** Promar International:** *'Building Profitability in the European Food Ingredients Sector'. Promar International provides market data to companies in the agriculture, food and pharmaceutical industries.*






CHAUMES
A servir
dans sa boîte



Marke



Klaus G. Grunert

Expert in food and consumer behaviour

Professor Klaus G. Grunert was born in Germany and is Dr. oec. habil. from the University of Hohenheim and Diplom-Volkswirt from the University of Cologne. Since 1987, he has been professor at the Department of Marketing at the Aarhus School of Business where in 1991 he became Director of the MAPP Centre (Centre for research on customer relations in the food sector). He also holds a part-time professorship at the University of Tromsø in Norway.

Another is that the food industry will by far outgrow GDP per capita in excess of around USD 8,000.

Rural to urban migration plays an essential role in the increasing consumer demand for industrially produced foods. This development is well under way in Latin America, South East Asia and Eastern Europe where the food industry is booming. These emerging markets consider processed foods a luxury.

The largest of the fast growing emerging markets is China whose affluent middle class of some 200 million people supplement staples like rice with processed foods. This powerful middle class with their great purchasing power will grow within the next 30 years, as another 500 million Chinese are expected to migrate to the cities.

Danisco has typically improved annual sales of food ingredients by some 20 per cent in the new markets.

Growth will level out only when GDP per capita reaches USD 10,000-15,000, which happened a long time ago in Australia, Japan, the USA, Western Europe and other affluent areas.

Faster food – more time

Professor at the Aarhus School of Business Klaus Grunert points to the close connection between income level and demand for processed food. 'In highly developed countries, people want to minimise the time they spend in the kitchen during the busy working week. The demographic development with women's higher occupational rate has particularly contributed to making time a scarce resource.

As wealth increases, consumers demand higher product quality, which is a challenge to the food industry. The development of high-quality convenience products is one of the strongest trends today. Convenience food used to be low-status, but in recent years it has become possible to produce highly processed foods with culinary qualities that will also satisfy the food-conscious consumer – who is willing to pay more for better quality.

Another interesting trend is that older consumers with traditional eating habits have also started to take an interest in convenience products. We will therefore see many more varieties of this new type of foods in the coming years.'

Klaus Grunert adds that shopping patterns will also change. Meals are increasingly eaten away from home, bought at takeaways or delivered ready-to-eat to your front door.

Health as a major issue

Increased prosperity brings on an interest for healthy living. This, in turn, leads to growing demand for food with special health-promoting or disease-preventing qualities (functional food). Demographic trends are also important: When a country's elderly population grows, it is reflected in a rising interest in healthy foods, says Klaus Grunert.

'So consumers' demand for healthy foods plays an increasingly important role. However, the perception of what is healthy differs – resulting in a growing need for more varied product offerings. Here, geographical differences also play a role. In a number of South East Asian countries and on the American market, there's been an interest in food with extra health-promoting qualities for many years. In other parts of the world, Europe for example, the concept of functional food has so far met with scepticism – mainly because consumers don't like 'unnatural hocus-pocus' in their food. There will, however, also be a market for products with naturally added health-promoting qualities in these areas,' says Klaus Grunert.

More variation, please

It is a fact that consumer demand for products that satisfy personal wishes and needs is on the rise. In that way, food does not differ much from material goods where the trend also moves towards greater individuality as prosperity increases.

'There's another thing that also calls for more variation of the individual products,' says Klaus Grunert. 'The more processing involved in the production of a food product, the faster consumers want something new. The explanation is quite simple: Ready-to-eat dishes taste the same every time, while it's much easier in traditional cooking to prepare dishes in different ways.

This is a major challenge for the food industry. It's not enough to develop new products – you have to develop entire series of new products with certain culinary themes. If a product only exists in one variety, it may end up with a very short lifecycle,' warns Klaus Grunert.

Food with care

It is increasingly important that food is produced in an acceptable manner.

'Organic products in particular have become popular among consumers – primarily in the cities. The farther away you live from the origin of food, the greater the interest in organic food. This also applies to e.g. animal welfare.

The listeria, salmonella and BSE problems of recent years have helped increase focus on the origin of the products, and resistance against new technologies, such as gene technology, has made many consumers interested in how industrially produced foods are actually manufactured.

There are signals, however, that this trend is phasing out. Organic produce has gained a certain market share; many criticised production conditions have improved and consumers have gradually come to terms with the use of modern technology in food production. But the industry needs to recognise that, going forward, consumers will expect food to be produced in a manner that's acceptable to them,' says Klaus Grunert.

Consumers control the future

Consumers' attitude towards the products greatly impacts on their success rate. Consumer power increases year by year and in order to accommodate consumer demands, food producers develop new products at an ever rising rate.

Food producers who fail to read the new trends in time will lose market shares, the more so because the booming supply of new products is likely to make consumers less loyal. In a free market economy with healthy competition, it is only natural that consumers are powerful: They decide when and how to spend their money.

According to Promar International, market shares in the food industry will shift towards takeaway businesses and other upmarket food producers, with discount stores and home shopping also progressing.

Big supermarket chains and other traditional stores will end up losers unless they allow for changes in consumer needs in time and adjust their concept accordingly.

Looking into the crystal ball

Promar International expects the food market in the present 15 EU member states to change dramatically in the period 2000-2010.

The elderly population will grow, leading to increased demand for health-promoting and disease-preventing foods.

At the same time, consumers will increasingly become aware of their clout with the business sector, leaving businesses with no other option than to form relations and partnerships throughout the supply chain.

Income gaps will become more pronounced. Medium-income groups will shrink, while income groups comprising the 10 per cent very rich and 10 per cent very poor will swell to make up 25-30 per cent of the population.

Especially the large number of wealthy consumers will demand a wide and highly varied supply of fresh, high-quality food – delivered exactly where they need it.

Highlights



HOWARU™ is one of the ingredients in yoghurt

Healthy bacteria

(July 2002) Following an agreement concluded with New Zealand-based NZMP Ltd., Danisco is now able to launch two new bacteria cultures in most of the world. The cultures are sold under the brand name **HOWARU™**, referring to the English expression How Are You because of the cultures' beneficial effects on the human immune system. Globally, there is a growing interest for health-promoting food.

www.howaru.com



Inauguration of the new plant is celebrated in the traditional Chinese manner.

New flavour plant in China

(October 2002) Traditional lion dance, Chinese drums and fireworks are some of the features at the inauguration of Danisco's new flavour plant in **Kunshan** on 8 October. The plant will be producing flavours locally to accommodate regional taste preferences.

Danisco's Kunshan plant opened in 1999 and also produces emulsifiers and flavour blends. Danisco has become a significant supplier to the Chinese food industry, which like the beverage industry is progressing fast.

www.danisco.com/flavours

FINANCIAL YEAR 2002/03 — 19 June, Q4 results 2001/02 — 18 September, Q1 results

May | June | July | August | September | October

Sixth largest flavour house in Europe

(May 2002) With the acquisition of Belgian flavour house **Perlarom S.A.**, Danisco's flavour sales worldwide climb to approximately DKK 1.8 billion on an annual basis, ranking Danisco sixth among flavour houses in Europe and ninth globally. The acquisition is in line with Danisco's strategy of being one of the world's leading flavour houses. With net sales of approximately DKK 350 million, primarily in Europe, Perlarom is a significant player within sweet and savoury flavours used in soft drinks, dairy products, confectionery, alcoholic beverages as well as bakery products.
In Europe and the Asian region, Perlarom complements Danisco Flavours' activities, both in the market and the product portfolio.
Perlarom's plant in Singapore now becomes Danisco Flavour's regional headquarters in the area.

www.danisco.com/flavours



Flavours for soft drinks have been a Perlarom speciality for many years.

Danisco Award presented for the first time

(October 2002) On 3 October, the Danish Minister for Food, Agriculture and Fisheries, **Mariann Fischer Boel**, presents the Danisco Food Award to Head of Centre Anne Bust Jensen from the Danish Centre for Advanced Food Studies (LMC). The award is for the centre's research performance, which over the last decade has placed it among the leading international food research institutions.
This is the first presentation of Danisco's DKK 500,000 Food Award, taking place at Danisco's Food Industry Trends Symposium in Copenhagen.

www.lmc.dk

Danisco in sustainability elite

(September 2002) Danisco achieves an impressive second place in Dow Jones' global sustainability index for food manufacturers. This is the result of a thorough assessment of Danisco's efforts within financial, environmental and social issues. In the coming months, Danisco is listed in four other international indices, including the **FTSE4Good Index**.

www.danisco.com/sustainability

 

Hugo Schrøder is replaced by Anders Knutsen (right) as Chairman.

New chairman

(September 2002) Hugo Schrøder retires from his position as Chairman of the Board of Directors after serving **16 years as a board member**. New Chairman is Anders Knutsen, former CEO of Bang & Olufsen. Anders Knutsen was elected to Danisco's Board of Directors for the first time in 1997 and became Deputy Chairman in 1999. Matti Vuoria is elected new Deputy Chairman.

Dialogue with consumers

(January 2003) Danisco launches a new website focusing on dialogue with the consumers. Many of the myths and prejudices associated with industrially manufactured food arise out of insufficient information about what ingredients are and how they contribute to the quality of food. At the website, consumers can download specific information about Danisco's many ingredients. Consumers can also ask written questions to the two experts: **Orla Zinck**, BSc in food science and **Leif Kjærgaard**, Senior Vice President in Global Innovation and Business Development at Danisco. The website initially targets Danish users.

Higher dividend

(September 2002) The Annual General Meeting adopts the Board of Directors's proposal to pay dividend of DKK 6.00 per share. The following year the Board proposes **dividend raised to DKK 6.25.**

www.danisco.com/investor

New enzyme: Phyzyme™ XP

(March 2003) Danisco Animal Nutrition launches Phyzyme™ XP in countries outside the EU. The enzyme breaks down phytin, which contains phosphate, allowing chicken and pig producers to **reduce the environmental strain** caused by phosphorous. Phyzyme™ XP, which is added to feed, is an important milestone in Danisco's strategy to offer customers a wider range of sustainable products. An analysis shows that measured on feed intake, weight growth and feed utilisation rate, Danisco's new enzyme outperforms competing Phytase products by 32, 44 and 65 per cent respectively.

www.danisco.com/animalnutrition

The carob tree whose pods are one of the ingredients in the ice lolly.

Non-melting ice lolly

(April 2003) The ice lolly that does not melt is a new example of Danisco's product innovation. By using a special combination of locust bean gum and another stabiliser, Danisco has developed the ice lolly that does not melt until you eat it. Developed at **Danisco's test dairy in Brabrand**, the ice lolly has already been sold to several ice cream producers.

www.danisco.com/ingredients

Sponsoring Tivoli and the Royal Danish Ballet

(March 2003) Danisco enters sponsorship agreements with Tivoli and the Royal Danish Ballet, landing each of them with DKK 6 million from Danisco over the next three years. The Royal Danish Ballet and the Pantomime Theatre in Tivoli are internationally recognised, based in Denmark and a hallmark of quality. These characteristics also apply to Danisco, who with the sponsorships contributes to preserving **a piece of cultural history**.

The Pantomime Theatre – a Hip Hop production.

www.kgl-teater.dk
www.tivoli.dk

17 December, Q2 results | 19 March, Q3 results

November | December | January | February | March | April | May

Launch of branding campaign

(January 2003) Knowledge is the very essence of Danisco, and with the new slogan 'First you add knowledge...', Danisco highlights its position as a **knowledge-based company**. Without knowledge – no innovation.
The aim of the branding campaign is to communicate a clearer profile of Danisco to potential investors, opinion leaders, customers and future employees.
The branding campaign kicks off in Denmark where Danisco's headquarters, several shareholders and 29 per cent of its employees are located. The campaign will continue globally, primarily targeting food producers and food industries.



Danisco goes to Hollywood.



The Crown Prince adds splendour to the expansion of Danisco's flavour plant.

Danish Crown Prince visits plant in India

(February 2003) Monday 3 February is a very special day at Danisco's flavour plant in Indian capital, **New Delhi**, as Danish Crown Prince Frederik and Danish Minister for Economics and Business Affairs, Bendt Bendtsen, are visiting the newly expanded plant.
Danisco has exported from Denmark to India since the 1960s and set up a local sales organisation in India in 1998. Production started in 2000.

Expansion in Mexico

(March 2003) Danisco invests DKK 40 million in the production of speciality pectin at the plant in Tecomán. The investment consolidates Danisco's position as **the world's second-largest pectin producer** with close to 25 per cent market share.
Expected to be operational in April 2004, the new plant will be producing a type of pectin that is especially suitable in jam with low sugar content and in fruit blends for sweets, bread and dairy products. This particular pectin outgrows all other pectin markets.
The expansion more than doubles the existing capacity in Mexico.



The investment in Tecomán enables Danisco to offer entirely new products.

Record-high sugar production

(February 2003) Danisco announces record-high sugar production in 2002 of 1,363,000 tonnes. The sugar output is helped by favourable growth conditions coupled with efficient production.
Total sugar output in the four EU countries Denmark, Finland, Sweden and Germany **outperforms Danisco's EU quotas by some 25 per cent**, while production in Lithuania is somewhat above the national quota. Danisco's sales to the other markets will also be significant in 2003 .
Since March 2001, the shared brand Dansukker has been marketed in Scandinavia. Apart from the marketing advantages gained from this strategy, it also turns out to provide more practical benefits when in 2002, fire suspends all production at the sugar factory in Kantvik, Finland. The situation is handled by sending deliveries from the other factories and by temporarily stationing a group of Finnish employees in Denmark.



New record campaign for Danisco Sugar.

www.dansukker.com
www.daniscosugar.com

The invisible ingredients

Danisco is one of the world's largest producers of ingredients for the food and drink industry. In addition, we are a leading supplier of sweeteners and one of Europe's most efficient sugar producers. Our products are the invisible ingredients that ensure the right texture in jam, give bread a crispy crust, prevent frying margarine from spattering when heated – as well as adding health-promoting cultures to yoghurt.

Flavours, enzymes, stabilisers, sweeteners, sugar and all the other ingredients help the modern consumer spend less time on cooking, leaving more time for family, friends and leisure interests.

Below is a list of Danisco's most important food and beverage ingredients. Read more at

www.ingredienser.info

INGREDIENT	RAW MATERIALS	APPLICATION	PRODUCTS
Cultures (also known as dairy cultures or bio-ingredients)	Pure cultures of microorganisms isolated from raw milk grown on milk.	Acidify milk in the production of cheese, set milk and yoghurt, etc.	Lactococcus, Leuconostoc, Lactobacilllus, Streptococcus, Bifidobacteria, Penicillum, Geotrichum
Emulsifiers (also known as texturisers)	Vegetable oil, animal fats or organic acids such as citric, lactic or tartaric acids.	Binder of oil and water. Primarily used in bread, cakes, margarine and ice cream.	DATEM, Distilled monoglycerides, Fatty acid ester
Enzymes (also known as bio-ingredients)	Microorganisms	Used in bread, juice, beer and wine to promote natural processes, improving, for instance, the kneading of bread and cake dough.	Amylase, Xylanase, Hexose oxidase, Lipase
Flavours (also known as flavourings and fragrances)	Made from e.g. vanilla pods and citrus fruits. Can also be nature-identical or synthetic.	Add or enhance taste in foods such as yoghurt, ice cream, cakes and confectionery.	Danisco produces almost all kinds of flavours.
Protectants and antioxidants (also know as Food Safety Products)	Fats and ascorbic acid – or pure cultures from e.g. raw milk grown on milk.	Prevents • fat rancidity • growth of harmful microorganisms	Ascorbylpalmitate, Natamax™, Nisaplin®
Stabilisers (also known as thickening, gelling or stabilising agents)	Citrus fruits, apples, seaweed, and pods from the carob tree and the guar plant.	Bind water making it viscous or gel-like. Used in e.g. chocolate milk, drinking yoghurt and jam.	Alginates, Carrageenan, Locust bean gum, Guar gum, Pectin
Sugar	Sugar beet and sugar cane	Enhances and preserves taste and freshness of flavours in fruits for jam, juice and confectionery.	Granulated sugar, Soft brown sugar, Pearl sugar, Syrup
Sweeteners	Sap from birch and beech trees, fruits, lactose, starch and dextrose.	Replace sugar and add or enhance taste in dairy products, ice cream and low-calorie products.	Xylitol, Mannitol, Fructose, Lactitol, Maltitol, Polydextrose

Key figures and financial ratios

The complete Financial Statements for 2002/03 and other information about Danisco are available at ***www.danisco.com***

GROUP		1998/99	1999/00	2000/01	2001/02	2002/03
Profit and loss account in DKK million						
Net sales		19,219	27,829	23,492	17,666	16,551
of which main business areas		*10,032*	*14,991*	*15,826*	*16,634*	*16,551*
Operating profit before amortisation of goodwill, etc. (EBITA)		2,133	2,577	2,306	2,315	2,316
of which main business areas		*1,448*	*1,771*	*2,195*	*2,308*	*2,316*
Amortisation of goodwill etc.		(546)	(539)	(437)	(399)	(404)
Operating profit (EBIT)		1,587	2,038	1,869	1,916	1,912
of which main business areas		*1,024*	*1,400*	*1,821*	*1,909*	*1,912*
Financials, net		(227)	(517)	(501)	(449)	(350)
Profit on ordinary activities before tax		1,360	1,521	1,368	1,467	1,562
Profit on ordinary activities		936	871	906	940	1,017
Consolidated profit		936	1,282	112	940	1,017
Cash flows in DKK million						
Cash flow from operating activities		1,992	2,342	2,182	2,064	1,987
Cash flow from investing activities		(3,435)	(9,485)	2,135	566	(1,457)
of which investments in intangible fixed assets, net		*(176)*	*(139)*	*(65)*	*(46)*	*(90)*
of which investments in tangible fixed assets, net		*(1,069)*	*(1,295)*	*(1,136)*	*(754)*	*(797)*
Cash flow from financing activities		1,686	6,590	(3,840)	(2,952)	(798)
Total cash flow		243	(553)	477	(322)	(268)
Balance sheet in DKK million						
Assets		25,614	36,829	31,956	27,771	26,540
Equity		12,265	13,690	12,795	12,580	11,420
Interest-bearing debt, net		5,763	12,669	11,278	9,182	9,439
Invested capital		19,693	25,374	23,007	19,993	19,464
Financial ratios in %						
Operating margin (EBITA)		11.1	9.3	9.8	13.1	14.0
Operating margin (EBIT)		8.3	7.3	8.0	10.8	11.6
Return on average invested capital (ROAIC)		8.9	8.4	7.7	9.3	9.8
Return on average equity		7.5	6.4	6.6	7.1	8.3
Solvency ratio		47.9	37.2	40.0	45.3	43.0
Share data						
Average number of shares excluding own shares	'000	58,566	57,891	57,377	55,734	52,366
Diluted average number of shares excluding own shares	'000	58,566	57,891	57,444	55,795	52,372
Diluted number of shares at year-end excluding own shares	'000	58,007	57,547	56,517	54,447	51,127
Earnings per share:						
Basic (EPS)	DKK	15.83	14.44	15.22	16.24	19.02
Diluted (DEPS)	DKK	15.83	14.44	15.20	16.22	19.02
Diluted, amortisation of goodwill added (DEPSAA)	DKK	25.15	23.75	22.80	23.37	26.73
Diluted cash flow per share	DKK	34.01	40.45	37.98	36.99	37.94
Diluted net asset value per share	DKK	211	238	226	231	223
Market price per share	DKK	325	247	292	283	243
Other data						
Average number of employees		15,413	17,712	14,680	9,105	8,356

The key figures and financial ratios are calculated according to "Guidelines for Computation of Financial Ratios and Key Figures 1997", issued by the Danish Association of Financial Analysts, on the basis of the Group's accounting policies. See definition of key figures and financial ratios in the Annual Report 2002/03 on page 51.



Danisco A/S
Langebrogade 1
P. O. Box 17
1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com

Communications
Investor Relations
www.danisco.com/investor
investor@danisco.com

Media Relations
www.danisco.com/press
info@danisco.com

Human Resources
www.danisco.com/people
corporatehr@danisco.com

Sustainability
www.danisco.com/sustainability
sustainability@danisco.com

DANISCO

First you add knowledge ...

DANISCO

DANISCO


www.danisco.com
Slide 2
Nakskov
29 October 2002

Vision

Danisco wants to be the
leading supplier of ingredients
to the global food industry


DANISCO

The business platform

DANISCO




(DKK million)
(%)
30,000
25,000
20,000
15,000
10,000
5,000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

DANISCO

Targets

	99/00	00/01	01/02	Acc.		Target 2004/05	
Ingredients and Sweeteners							
Net sales DKK bn	7.1	7.8	8.5	20%		14.2	100%
Organic DKK bn		+0.7	+0.1	11%	✓	2.4 - 3.3	30 - 50%
Acquisition DKK bn		+0.0	+0.6	8%		3.8 - 4.7	50 - 70%
EBITA Margin %	14	16	15		✓	>15%	
ROAIC %	9	10	10			>15%	
Sugar							
Net sales DKK bn	8.0	8.3	8,3		✓	Unchanged	
Cash flow DKK bn	-1.8	1.6	1.5		✓	5 - 6% CAGR	
ROAIC %	10	11	12		✓	>12	

Strategy

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions Profitable grow[illegible]	Stable cash flow generator Efficient production
Market leader	Market leader
Global presence	Regional presence
Proven track record	Proven track record
Strong knowledge-base	EU – sugar regime


DANISCO
Sugar factories and offices
www.danisco.com
Slide 7
ICELAND
NORWAY
SWEDEN
FINLAND
ESTONIA
LITHUANIA
DENMARK
GERMANY
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainiai
Vilnius
Denmark
Sweden
Finland
Germany
Lithuania
Sales office
Head office

Significant restructuring of the North European Sugar Industry

DANISCO

1989

Danish sugar producer

5 factories in DK

→

5 major acquisitions in Denmark, Germany, Sweden, Lithuania and Finland

>10 factories closed

→

2001

The most efficient in Northern Europe

One organisation
10 factories in 4 countries

Majority interests in Lithuania

Sugar

From growth to efficiency

Strategic focus 1996-2000 Production investments		Strategic focus 2001-2006 Market investments
Efficient production structure Fewer factories Technological development Factory investments DKK 1.6 billion	→	Market focus Efficient logistics Branding Product & application development Operational excellence Few investments in production



Conclusion: Cash flow provider in Danisco

Sugar
2001/02

- EBITA: YTD: DKK 1,176m – up 5%
  - DKK 274m – down 13%
- EBITA margin: YTD: 14% (14%)
  - Q4:13% (15%)
- EU sugar regime: DKK (71m)
  - Sugar storage compensation system
- Currency impact (SEK/EURO): DKK 80m
- C sugar price profitable
  - Favourable rates on fodder and molasses
- Agreement reached with the beet growers

Sugar
EBITA margin




(DKK million)
(%)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
18
16
14
12
10
8
6
4
2
0
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA
EBITA margin

Sugar
Segment cash flow

DANISCO

(DKK million)


1,800
1,400
1,000
600
200
-200
-600
-1,000
-1,400
-1,800
97/98
98/99
99/00
00/01
01/02

No price changes in the EU Sugar Regime for more than 12 years!

DANISCO

www.danisco.com

Slide 13



DKK/ 100kg
600
500
400
300
200
100
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Sugar in bulk
Gross intervention price
A quota beet
World market

Relative price reductions for the industry and consumers

EU Sugar Policy

DANISCO

Present Regime

- 2001/02 – 2005/06
- Production quotas
- Minimum prices
- Self-financing
- Conform to WTO

Next Step

- Review in 2003
- Independent studies
  - quota/price system
  - competition in food
  - EU and Sweden
- Proposals for reform
- Effective from 2006?

External Pressure

- CAP-review 2002/03
- Enlargement 2004?
- WTO 2006?
- NGO world trade
- Sugar import 2006/09
  - ACP min.1.6 MT
  - EBA: 0.5-2.5 MT





Sugar
EU's Sugar Regime

DANISCO

- Runs until 1 July 2006
- Abolition of the storage compensation scheme
  - Impact on financial year 2001/02: DKK 71 million
- Quota reduction of 0.8% in 2001/02
- Quota reduction of 5% in 2002/03
- Possible mid-term evaluation of sugar regime in 2003



New Sugar Regime

- Duration: 5 years from 1 July 2001
- Permanent quota reduction of 115.000 tonnes (0,8%)
- Unchanged minimum beet and intervention price until at least 2003
- Abolition of the storage compensation scheme
- Finland is authorised to introduce a nationally funded storage compensation scheme for carry-over of C-sugar



New Sugar Regime

- National aid in Southern Italy, Spain (cane) and Portugal (beet) shall be maintained

- No obligation to keep minimum stocks

- Abolition of EU funding for production aid for 60,000 tonnes of sugar for the chemical industry



Studies to be organised by the European Commission

In the beginning of 2003, the Commission shall present a report, accompanied – if necessary – by appropriate proposals based on Commission studies of:

- the impact of options on the future reform of the Sugar Regime
- competition, concentration and price transmission in the agro-food sector



Everything But Arms (EBA)
Free Import from Least Developed Countries

DANISCO

- Free access to EU for sugar from 48 LDC-countries
- Limited quantities and effect until 2006 as it replaces other import of sugar from ACP-countries
- Gradually dismantling of import duty: (2006/07: -20%; 2007/08: -50%; 2008/09: -80%; 2009: -100%)
- Potential import of 74,185 tonnes (2001/02) to 2.0 million tonnes after 2009/10



EU Enlargement

Production and consumption of sugar in future EU countries

Balance main producers (1,000 tonnes raw value; source F.O. Licht)

1995/96-1999/2000 (2000-2001 in brackets)	Poland	Hungary	Czech. Rep.	**Sub-total**	Slovakia	Bulgaria	Rumania	Total
Production	2,082	516	536	**3,134**	205	7	193	**3,539**
	(2,188)	(292)	(437)	**(2,917)**	(140)	(2)	(65)	**(2,996)**
Consumption	1,763	429	478	**2,670**	225	242	530	**3,667**
	(1,728)	(412)	(490)	**(2,630)**	(232)	(265)	(545)	**(3,672)**
Balance	319	87	58	**464**	-20	-235	-337	**-128**
	(460)	(120)	(53)	**(287)**				**(676)**
Balance in White Sugar	293	80	53	**427**	-18	-216	-310	**-118**
	(423)	(110)	(49)	**(264)**				**(622)**

WTO on Agriculture
Doha, 9-14 November 2001

Ambitions:

- Substantial improvements in market access
- Reduction of all forms of export subsidies with a view to phasing them out
- Substantial reductions in trade-distorting domestic support

The calendar for Agriculture:

- before March 2003: adoption of the % in each pillar (market access, export subsidies and domestic support)
- before end of 2003: presentation of the precise commitments of each WTO country (ex. sugar)
- implementation may only begin in July 2006

List of Commission options for reform in 2006

Economic impact to be evaluated on:

- Stepwise reductions in quotas
- Stepwise cut in support prices
- "Agenda 2000-like" with partial compensation
- A combination of both quota and price reductions, with partial compensation
- Stepwise suppression of quotas, combined with partial compensation
- Full liberalization of the Sugar Regime



DANISCO

US Sugar Policy

Past Regime

- Import protection
- No production quota
- Intervention system
- Conform to WTO
- Low profitability

New Regime

- Import protection
- Storage regime
- Supply control
- Min. price system
- Low public cost

External Pressure

- Import from Mexico
- Other sweeteners
- US proposal in WTO
- Cooperatives
- Environment







International Sugar Policy

Australia

- No import protection
- National support
- Dependent on export
- Increasing cost
- Low profitability

Brazil

- World's largest prod.
- World's largest exp.
- Ethanol programme
- Low cost production
- Devaluation
  - since 1997: 118%

Mexico

- US/Nafta problems
- Exp. of surplus to US
- Import of HFCS
- Financial support
- Low profitability



- A revision of the sugar regime needed in 2006 to comply with EBA
- Danisco supports increased liberalisation on equal, sustainable terms
  - Food safety, working conditions, environment etc
- Danisco can compete with sustainable producers in the third world
- Danisco is engaged in dialogue with many stakeholders about world sugar policy, including NGOs

Danisco Sugar is a profitable and cash flow generating activity in Danisco



DANISCO

40.

DANISCO

Danisco Presentation 2002

www.danisco.com

Slide 1

DANISCO

Mission	Vision	Strategy
To accommodate consumer demand for healthy, safe and tasty food	Danisco wants to be the leading supplier of ingredients to the global food industry	Danisco's strategy is to expand through: ▪ organic growth ▪ acquisitions ▪ research and development


DANISCO

DANISCO

Danisco in numbers (2001/02)

www.danisco.com | Slide 3



Net sales:
other business activities
DKK 1.1 billion
Net sales:
sugar
DKK 8.1 billion

Net sales:	17,705
EBITA:	2,315
Invested capital:	19,993
Operating margin (EBITA):	13.1%

DANISCO

The business platform

www.danisco.com | Slide 4

(DKK million)
(%)
30000
25000
20000
15000
10000
5000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Net sales
EBITA margin

DANISCO

Strategy

Danisco Ingredients	Danisco Sugar
One company - one source - many solutions Profitable growth	Stable cash-flow generator Efficient production



Market leader	Market leader
Global presence	Regional presence
Proven track record	Proven track record
Strong knowledge-base	EU – sugar regime

Focusing

1999

Aquisitions	Divestments
CULTOR	Danisco Flexible
Wisby	Danisco Distillers
Beck Flavors	Ewos
Borthwicks	Danisco Pack DK
Florida Flavors	Suomen Rehu
Germantown	Danisco Pack UK
Perlarom	Danisco Foods

98/99	
Net sales	DKK 19bn
EBITA	DKK 2.1bn
Empl.	14,000 worldwide of which 6,500 in DK
Net sales/empl.	1.3m
EBITA/empl.	0.140m

Transaction value: Approx. 20 billion DKK

2002

Ingredients

Sweeteners

Sugar

01/02	
Net sales	DKK 17,7bn
EBITA	DKK 2.3bn
Empl.	8,000 worldwide of which 2,500 in DK
Net sales/empl.	2.2m
EBITA/empl.	0.287m

DANISCO

Main products

www.danisco.com | Slide 7

Ingredients

- Emulsifiers
- Stabilisers
- Tailor-made blends
- Enzymes
- Dairy cultures
- Flavours



Sweeteners

- Xylitol
- Litesse®
- Fructose
- Lactitol

Sugar

- White sugar products
- Syrup products
- Liquid sugar
- Organic sugar
- Molasses


Dan Sukker


DANISCO


DANISCO
What does Danisco mean by food ingredients?
www.danisco.com
Slide 8

	Content	Price
Functional systems	**0.3-0.5%**	**3%**
Flavour	**0,1%**	**3%**
Fat	4.5%	45%
Dried milk	5.0%	36%
Sugar	6.3%	13%
Water	33.4%	0%
Air	50.0%	0%



DANISCO
What are ingredients?
www.danisco.com
Slide 9
Milk
Sugar
Beets
Stabiliser
Locust bean gum
Wood
Carageenan
Seaweed
Taste
Vanilla
Bush
Emulsifier
Palm oil
Palm trees

DANISCO

How does Danisco work with sustainble development?

Areas of cooperation with our stakeholders

Safety, health, environment and quality (SHEQ)	Product safety	Environmental ethics	Business integrity and social issues



DANISCO

Danisco and SHEQ

www.danisco.com

- Management systems implemented continuously
- Common Danisco database
- Data and systems are verified



Danisco and product safety

- Value chain
- Quality management systems
- Product safety assessments
- Traceability analyses



Danisco and environmental ethics

- Danisco A/S has an attitude to modern biotechnological methods
- Customer focused activities in the individual divisions



DANISCO

Danisco's social aspects and business integrity

- Social policies implemented in accordance with the Social Index and the UN's Global Compact

- We allocate resources for dialogue with the society around us and our stakeholders



Why a sustainable development at Danisco?

- We want to be an honest and recognised member of the societies in which we operate
- We want close dialogue with our network
- We are convinced that it has - and will have - increasing business value



DANISCO

Danisco A/S and Sustainable Development

Danisco wants to be known for:

Sustainability-based results



DANISCO

Danisco's five values

We create value

We are innovative

We build competencies

We take responsibility

We believe in dialogue



DANISCO

We create value

We create value for our customers, shareholders, employees and the societies in which we operate by being the leading food ingredients company.

The Danisco Way

We create value for customers through a profound understanding of their business and by understanding the demands and needs of the consumers.

We create value for shareholders through continuous profit and growth.

We create value for employees by maintaining and improving their employability.

We create value for the societies in which we operate by integrating sustainability in to the things we do.

opportunities



growth

DANISCO

We are innovative

www.danisco.com

The Danisco Way

We challenge the present in order to create tomorrow's solutions.

We are open-minded about new ideas and new ways of doing things.

We use our knowledge and creativity for innovation and continuous improvements.


creativity

DANISCO

We build competencies

The Danisco Way

We develop new knowledge, new skills and new attitudes in order to constantly improve our company.

We have a challenging working environment where continuous learning and development are natural parts of everyday life.

We learn from each other in an organisation without boundaries.


development

DANISCO

We take responsibility

www.danisco.com

The Danisco Way

We take responsibility for our company, for ourselves and for our surroundings.

We all take responsibility for the quality and safety of our products and for safety at the workplace.

We know the business objectives and our contribution, and we are committed to achieving our objectives.

We act as responsible neighbours wherever we operate.

safety





DANISCO

We believe in dialogue

www.danisco.com | Slide 22

The Danisco Way

We engage in an open and honest dialogue, both internally and externally.

We listen, discuss and invest time in dialogue with colleagues throughout our organisation.

Our communication and dialogue with the surroundings are a foundation for the sustainability of our business.




communication

DANISCO

First you add knowledge...

A global business

DANISCO
First you add knowledge...

Net sales
DKK 17.7 billion
EUR 2.4 billion
8,000 employees

Danisco is present in 38 countries

Sales in more than 100 countries

Sustainability Vision and Strategy

DANISCO
First you add knowledge...



We promote value creation by integrating sustainability into everything we do

Corporate Sustainable Development

DANISCO
First you add knowledge...

Sustainable Development organisation

Transparent dialogue with our stakeholders

Verified annual Sustainability Report



How do we work with Sustainability ?

DANISCO
First you add knowledge...

www.danisco.com

Danisco's focus areas for sustainability

SHEQ	Product Safety	Environmental Ethics	Social Issues and Business Integrity



Danisco and SHEQ

DANISCO
First you add knowledge...

www.danisco.com



- Management systems
- Danisco EHS database
- Verified data and systems

Danisco and Product Safety

DANISCO
First you add knowledge...

www.danisco.com

Slide 7

- Value chain management
- Quality management systems
- Safety assessment
- Traceability



Danisco and Environmental Ethics

DANISCO
First you add knowledge...

- Sustainable production methods
- Raw materials on a sustainable basis
- Position papers on modern biotechnology
- Customer relations and demands



Danisco and Social Issues


DANISCO
First you add knowledge...

www.danisco.com


Slide 9

- Corporate social accountability in accordance with the social index and UN's Global Compact

- We use resources on stakeholder dialogue



Danisco and Stakeholders

DANISCO
First you add knowledge...

www.danisco.com | Slide 10

- Corporate level
- Local level
- Coordination




Unilever

Coca-Cola
Classic

DANONE

BACARDI


BIMBO

GENERAL MILLS

Procter&Gamble

Nestlé
The Minute Maid Company

KRAFT

Yoplait
SODIAL

USA, Mexico, Brazil, Europe, Thailand, Australia, South Africa



Sustainability and you

DANISCO
First you add knowledge...

- Sustainability is being effectively used as a key marketing and sales tool
- Every Danisco employee plays a role in the success of Danisco's efforts
- Sustainability efforts promote the long-term stability of Danisco and your site



Why Sustainable Development in Danisco?

- We want to be a recognised member of Society
- We believe that dialogue with our stakeholders is imperative in today's business
- Today's business is based on Sustainability



Why Sustainable Development in Danisco?

DANISCO
First you add knowledge...

www.danisco.com

- Included in key sustainability indices
  - Dow Jones World Group Sustainability Index
  - FTSE 4 Good
  - Storebrand


First you add knowledge...

Danisco Sustainability Report

DANISCO
First you add knowledge...

www.danisco.com

- New organisation
- Vision & Strategy
- Danisco's 4 pillars
- Stakeholder Engagement
- Verification Statement
- New objectives



Verification Statement

DANISCO

First you add knowledge...

- Danisco among the leaders in the food industry
- Good progress on alignment of the vision
- More evidence on site-based data assurance
- Expected more progress on Crisis Management and Social Policy



Focus Areas

- Supplier evaluation
- Product Safety and Traceability
- Social Issues – knowledge resources



New Objectives

DANISCO
First you add knowledge...

- Creation of Advisory Board
- Corporate crisis management
- Procedure
- Corporate performance objectives
- Supplier auditing procedures
- Animal trail data
- KPI's on Social Issues



flexibility
We'll strive to reach the highest level of ethics for people and environment

DANISCO
First you add knowledge...

Sustainable development is
...development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

Our approach to sustainability

Being committed to sustainability is an integral part of Danisco's vision of being the leading supplier of selected food and feed ingredients to customers worldwide.

As part of this, we are committed to understanding what sustainability means for our business, building it into every component of our value chain, and involving everyone in the Danisco organisation.

We believe that by making corporate social accountability an integral part of the way we work we will create long-term value on an economically, socially, and environmentally sustainable basis.

Related links

Danisco SUSTAINABILITY REPORT 2002

Click on cover to view Danisco's Sustainability Report 2002 (Flash version).

Send your feed back to:

Danisco A/S

DANISCO
First you add knowledge...

Danisco wants to be known for:

Results based on Sustainability



News and activities - 2003

DANISCO
First you add knowledge...

19 March 2003	Q3 announcement
2 April 2003	Capital Market Day – Innovation
17 June 2003	Full year announcement
August	Field trip to Brabrand (Ingredients)
28 August 2003	AGM
22 September 2003	Q1 announcement
October 2003	Field trip to a sugar factory
16 December 2003	Q2 announcement

42.

Sustainable Development

DANISCO
First you add knowledge...

DANISCO

First you add knowledge...

A global business

DANISCO
First you add knowledge...

Net sales
DKK 17.7 bn
US$ 2.6 bn
8,000 employees

Danisco is present in 38 countries

Sales in more than 100 countries

Sustainability Vision and Strategy

DANISCO
First you add knowledge...



We promote value creation by integrating sustainability into everything we do

Corporate Sustainable Development

DANISCO
First you add knowledge...

Sustainable Development organization

Transparent dialogue with our stakeholders

Verified annual Sustainability Report



How do we work with Sustainability ?

DANISCO
First you add knowledge...

Danisco's focus areas for sustainability

SHEQ	Product Safety	Environmental Ethics	Social Issues and Business Integrity



Danisco and SHEQ

DANISCO
First you add knowledge...



- Management systems
- Danisco EHS database
- Verified data and systems

Danisco and Product Safety

DANISCO
First you add knowledge...

www.danisco.com

Slide 7

- Value chain management
- Quality management systems
- Safety assessment
- Traceability



DANISCO
First you add knowledge...

Danisco and Environmental Ethics

- Sustainable production methods
- Raw materials on a sustainable basis
- Position papers on modern biotechnology
- Customer relations and demands



Danisco and Social Issues

DANISCO
First you add knowledge...

www.danisco.com

- Corporate social accountability in accordance with the social index and UN's Global Compact

- We use resources on stakeholder dialogue



Danisco and Stakeholders

DANISCO
First you add knowledge...

www.danisco.com

Slide 10

- Corporate level
- Local level
- Coordination



Customer Relations

DANISCO
First you add knowledge...

www.danisco.com | Slide 11


Unilever

Coca-Cola
CLASSIC

DANONE

BACARDI.


BIMBO

GENERAL MILLS Procter&Gamble


Nestlé


The Minute Maid Company


KRAFT Yoplait SODIAL

USA, Mexico, Brazil, Europe, Thailand, Australia, South Africa



Sustainability and you

DANISCO
First you add knowledge...

- Sustainability is being effectively used as a key marketing and sales tool
- Every Danisco employee plays a role in the success of Danisco's efforts
- Sustainability efforts promote the long-term stability of Danisco and your site



Why Sustainable Development in Danisco?

DANISCO
First you add knowledge...

- We want to be a recognised member of Society
- We believe that dialogue with our stakeholders is imperative in today's business
- Today's business is based on Sustainability



DANISCO
First you add knowledge...

Why Sustainable Development in Danisco?

- Included in key sustainability indices
  - Dow Jones World Group Sustainability Index
  - FTSE 4 Good
  - Storebrand


First you add knowledge...

DANISCO
First you add knowledge ...

Slide 15

Danisco Sustainability Report

www.danisco.com

- New organization
- Vision & Strategy
- Danisco's 4 pillars
- Stakeholder Engagement
- Verification Statement
- New objectives

Verification Statement

DANISCO
First you add knowledge...

- Danisco among the leaders in the food industry
- Good progress on alignment of the vision
- More evidence on site-based data assurance
- Expected more progress on Crisis Management and Social Policy



Focus Areas

DANISCO
First you add knowledge...

- Supplier evaluation
- Product Safety and Traceability
- Social Issues – knowledge resources



New Objectives

DANISCO
First you add knowledge...

- Creation of Advisory Board
- Corporate crisis management procedure
- Corporate performance objectives
- Supplier auditing procedures
- Animal trail data
- KPI's on Social Issues



DANISCO
First you add knowledge...

www.danisco.com

flexibility

We'll strive to reach the highest level of ethics for people and environment

DANISCO
First you add knowledge...

Sustainable development is
...development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

Our approach to sustainability

Being committed to sustainability is an integral part of Danisco's vision of being the leading supplier of selected food and feed ingredients to customers worldwide.

As part of this, we are committed to understanding what sustainability means for our business, building it into every component of our value chain, and involving everyone in the Danisco organisation.

We believe that by making corporate social accountability an integral part of the way we work we will create long-term value on an economically, socially, and environmentally sustainable basis.

Related links

DANISCO SUSTAINABILITY REPORT 2002

Click on cover to view Danisco's Sustainability Report 2002 (Flash version).

Send your feed back to:

Danisco A/S

Danisco wants to be known for:

Results based on Sustainability



News and activities - 2003

DANISCO
First you add knowledge...

17 June 2003	Full year announcement
August	Field trip to Brabrand (Ingredients)
28 August 2003	AGM
22 September 2003	Q1 announcement
October 2003	Sustainability Report
October 2003	Field trip to a sugar factory
16 December 2003	Q2 announcement
18 March 2004	Q3 announcement

Danisco

DANISCO
First you add knowledge...

www.danisco.com

Slide 1

Den Sorte Diamant

12. maj 2003

Program:

- Danisco
- Branding

Den Kongelige Ballet/Royal Danish Ballet · Sæson/Season 2002/2003
Sir Kenneth MacMillan: Manon
Caroline Cavallo
Foto/Photo: Henrik Stenberg

Risikofaktorer

De her tilkendegivne udsagn om fremtiden (forward-looking statements), som omfatter forventninger til nettoomsætning og økonomiske resultater er i sagens natur forbundet med risici og usikkerhed, der kan påvirkes af faktorer som blandt andet: Globale økonomiske forhold, inklusive rente- og valutakursudvikling, produktionsproblemer, misligholdelse eller uventet opsigelse af kontrakter, prisreduktioner som følge af markedsdrevne prisnedsættelser, markedets accept af nye produkter og lancering af konkurrerende produkter.
Danisco er alene forpligtet til at opdatere og justere de specifikt anførte forventninger såfremt det følger af Lov om værdipapirhandel.

DANISCO
First you add knowledge...

www.danisco.com | Slide 3

Mission	Vision	Strategi
At imødekomme forbrugernes ønsker om sunde, sikre og velsmagende fødevarer	Danisco vil være den førende leverandør af ingredienser til den globale fødevareindustri	Daniscos strategi er at vokse gennem: ▪ organisk vækst ▪ opkøb ▪ forskning og udvikling


DANISCO

Fokusering

DANISCO
First you add knowledge...

1999

2002

Transaktionsværdi: Ca. 20 mia. kr.

- Ingrediensleder
- Vidensorienteret
- Proaktiv

Oms.: 17 mia. kr.
EBITA: 2,4 mia. kr.
EBITA-margin: 13%

Oms/MA: 2,1 mio. kr.
EBITA/MA: 0,3 mio. kr.

Forretningsplatform

DANISCO
First you add knowledge...

www.danisco.com | Slide 5



(mio. kr.)
(%)
30000
25000
20000
15000
10000
5000
0
14
12
10
8
6
4
2
0
96/97
97/98
98/99
99/00
00/01
01/02
Nettoomsætning
EBITA margin

Strategi

DANISCO
First you add knowledge...

One-stop-supplier
Ét selskab
- én kilde
- mange løsninger
Lønsom vækst

Danisco Sugar
Stabil finansieringskilde
Effektiv produktion



Markedsleder
Globalt tilstedeværelse
Har vist gode resultater over tid
Stærk vidensbase

Markedsleder
Regional tilstedeværelse
Har vist gode resultater over tid
EU's sukkermarkedsordning

Udvalg i supermarkedet

DANISCO
First you add knowledge...

www.danisco.com | Slide 7


yoggi

Behov for tid

Udvalg i supermarkedet uden ingredienser

DANISCO
First you add knowledge...





Fødevaremarkedets ønsker

DANISCO
First you add knowledge...

Hvilke tendenser er gældende for konsumentmarkedet for fødevarer?

- Funktionelle fødevarer
- Nye og anderledes produkter
- Reduceret fedt- og kalorieindhold
- Bekvemme fødevarer
- Naturlige produkter

Det globale konsumentmarked for fødevarer udgør ca. 1.100 mia. dollar

Nøddeknækkeren/The Nutcracker
Koreografi/Choreography: Alexei Ratmansky
Scenografi og kostumer/Set and costume design: Mikael Melbye
Dansere: Caroline Cavallo

Fotograf/photographer: Martin Mydtskov Rønne

Hvorfor Danisco?

DANISCO
First you add knowledge...

www.danisco.com | Slide 10

Danisco tilbyder den globale fødevareindustri:

- Ingredienser
- Teknisk rådgivning
- Træning
- Teknisk litteratur
- Udvikling og optimering
- Udvikling af nye produkter

VIDEN OM INGREDIENSER
OG
FØDEVARER

Den Kongelige Ballet/Royal Danish Ballet · Sæson/Season 2002/2003
Sir Kenneth MacMillan: Manon
Caroline Cavallo
Foto/Photo: Henrik Stenberg

Vidensudbyder

DANISCO
First you add knowledge...

www.danisco.com

Slide 11



Emulsifiers
Functional systems
Sugar
Konsistens
sundhed
Konsistens
Stabilisatorer
Textural
Ingredients
Smag
Kunder
Mejeri
Drikkevarer
Is
Bageri
osv
Stabilisator
Ernæring
Smag
Animal
Nutrition
Smag, sundhed
Forarbejdning,
holdbarhed,
konservering
Flavours
Sweeteners
Specialities

Hvad forstår Danisco ved fødevareingredienser?

DANISCO
First you add knowledge...

	Indhold	Pris
Funktionelle systemer	**0,3-0,5%**	**3%**
Aroma	**0,1%**	**3%**
Fedt	4,5%	45%
Tørmælk	5,0%	36%
Sukker	6,3%	13%
Vand	33,4%	0%
Luft	50,0%	0%

Vækstrater – vækst i alt (1991/92-2001/02)
Nye markeder over for modne markeder

DANISCO
First you add knowledge...

www.danisco.com | Slide 13


%
25
20
15
10
5
0
Modne markeder
Nye markeder
I alt

Modne markeder over for nye markeder

DANISCO
First you add knowledge...

www.danisco.com

1991/92

Omsætning 1,8 mia. kr.


81%
19%

2001/02

Omsætning 8,5 mia. kr.


72%
28%

Modne markeder
Nye markeder

Ingredienser
Globalt salgsnetværk

DANISCO
First you add knowledge...

Modne markeder

Nye markeder

Sukker (2002/03)

DANISCO
First you add knowledge...

www.danisco.com

Slide 16

Produktion 2002


Litauen
107.000 t
Tyskland
145.000 t
Finland
163.000 t
Sverige
432.000 t
Danmark
516.000 t

Totalproduktion: 1.363.000 tons sukker
Total længde af samlede lastvognstog med roer: 3.500 km

EU's sukkermarkedsordning

- Detaljeret sukkerregulering i 56 andre lande
- Sukker handlet til verdensmarkeds priser er typisk ikke produceret indenfor de normer vedr. miljø, arbejdsmiljø og produktsikkerhed, der forventes af forbrugere i den industrialiserede verden
- En isoleret ændring af EUs sukkerordning vil ikke komme de fattige lande til gode
- EUs sukkerordning bør ændres indenfor rammerne af WTO forhandlinger og kun hvis alle sukkerordninger i verden liberaliseres i samme takt



Sukkerfabrikker og salgskontorer

DANISCO
First you add knowledge...

www.danisco.com

Slide 18



Island
Norge
Sverige
FINLAND
Estland
Litauen
Danmark
Tyskland
Säkylä
Kantvik
Salo
Arlöv
Örtofta
Köpingebro
Copenhagen
Assens
Nakskov
Nykøbing
Anklam
Kursenai
Panevezys
Kedainia
Vilnius
Danmark
Sverige
Finland
Tyskland
Litauen
Salgskontor
Hovedkontor

Overskrifter 3. kvartal 2002/03

- Resultat pr. aktie 3.31 kr. – 16% stigning

- Koncernresultat - 9% stigning
- EBITA margin 13% - 1% stigning
- Organisk vækst i Ingredients & Sweeteners 5%
- Høj organisk vækst i flavours
  – Lav margin, men bedre end Q2 (2002/03)

- Aktietilbagekøb fortsætter

- Koncernresultat for hele året forventes at ligge i intervallet 950–1.000 mio. kr. (940 mio. kr.)



Ingredients & Sweeteners
Vækst pr. segment

DANISCO
First you add knowledge...

ÅTD 2002/03 i forhold til ÅTD 2001/02 (%)

	Vækst	Valuta	**Valutakorrigeret vækst**	Opkøb	**Organisk vækst**
Europa	7	(1)	**8**	7	**1**
Nordamerika	(5)	(12)	**7**	7	**-**
Latinamerika	(9)	(11)	**2**	3	**(1)**
Sydøstasien	7	(9)	**16**	6	**10**
I alt	3	(7)	**10**	7	**3**

DKK/USD

DANISCO
First you add knowledge...

www.danisco.com

- Følsomhed - US-Dollar
  - 1 DKK/USD i et fuldt år betyder at:
  - Omsætning ændres ca. 350 Mio. kr.
  - Koncernresultat ændres ca. 20-25 Mio. kr.



9.00
8.50
8.00
7.50
7.00
6.50
Jan-02
Mar-02
Maj-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
Maj-03

Forventninger til 2002/03

DANISCO
First you add knowledge...

- Forventet nettoomsætning for hele året:
  - 16,5–17,0 mia. kr.
- Forventet koncernresultat for hele året i intervallet 950–1.000 mio. kr mod tidligere forventet ca. 1 mia. kr.

De nævnte fremtidige forventninger er i sagens natur forbundet med usikkerhed og risici, hvilket kan betyde, at de endelige resultater afviger fra de udmeldte forventninger.


DE DANSKE SUKKERFABRIKKER

DANISCO

First you add knowledge...

BRANDING

STORYTELLING

Hvorfor branding?

DANISCO
First you add knowledge...

www.danisco.com — Slide 24

Efter fokuseringen af Danisco

- Forvirrende hvem/hvad vi er

- Uklart hvad Danisco står for som virksomhed



værdier
organisation
image
strategi
vision
Branding
organisation
værdier
vision
image
strategi

Hvad ønsker vi at ændre?

DANISCO
First you add knowledge...

www.danisco.com

Slide 25

Danmark

Før
konservativ • reserveret • dansk • professionel • sukker, sprit og fødevarer

Efter
moderne • viden • dynamisk • ingredienser til den globale fødevareindustri

Globalt

Før
produktion • industrileder • reaktiv

Efter
viden • partner • innovativ • bæredygtig • proaktiv

før





Claus Riis illustration
"Danisco før"

efter



DANISCO
First you add knowledge...

Brandinginteressenter

www.danisco.com

Slide 26

Medarbejdere
Bedre forståelse for hvad Danisco står for, mere målrettet indsats, og højere motivation



Kommende medarbejdere
Flere dygtige og talentfulde personer, der ønsker at arbejde for Danisco



Kunder
Øget markedstilstedeværelse og loyalitet

Aktiemarkedet
Højere aktiekurs

Opinionsdannere
Bedre kendskab til, accept af og tro på vores målsætninger

Vores ambition

DANISCO
First you add knowledge...

I 2005
Det mest kendte ingrediens-brand inden for den globale fødevareindustri





Et stærkt brand betyder

- at omverdenen kender os bedre
- at omverdenen forstår os bedre
- forbedret konkurrenceevne

Tre hovedelementer i vores identitet

DANISCO
First you add knowledge...

Vision, mission, værdier og hovedstrategier

Intern dialog og workshops på tværs af grænser og funktioner

Definere vores identitet eller brand platform

Ekstern undersøgelse om globalt omdømme

Daniscos fem værdier

DANISCO
First you add knowledge...

Vi skaber værdi

Vi er innovative

Vi opbygger kompetencer

Vi tager ansvar

Vi tror på dialog



DANISCO
First you add knowledge...

Vores nye slogan

www.danisco.com

Slide 30

DANISCO
First you add knowledge...

- viden er essensen
- fokus på ingredienser
- enestående globalt set


First you add knowledge...

Vi tilbyder information og viden

Ingrediensbrochure og website

- ernæringsinformation til forbrugerne
- beskrivelse af udvalgte ingredienser
  – hvordan de bliver til, og hvordan de bruges

- FAQ og panel

For yderligere information: www.ingredienser.info

tid til mere

tidtilmere.dk

...og det starter med topledelsen

DANISCO
First you add knowledge...

www.danisco.com | Slide 32


DANISCO
First you add knowledge...

Aktiviteter – 2003/04

17. juni 2003	Årsregnskabsmeddelelse
28. august 2003	Generalforsamling
22. september 2003	Regnskabsmeddelelse for Q1
oktober 2003	Bæredygtighedsrapport
16. december 2003	Regnskabsmeddelelse for Q2
18. marts 2004	Regnskabsmeddelelse for Q3

Denne præsentation kan bestilles hos mette.graversen@danisco.com

44


danisco.com



DANISCO

First you add knowle

Financial Calendar

At this site you can see when Danisco has released or will release important financial information. For further information please contact Danisco's Investor Relations.

Financial events	Date
Quiet periode for Q1	21 August 2003
Annual General Meeting	28 August 2003
Q1 accounts 2003/2004 (May-July)	22 September 2003
Quiet period for Q2	21 November 2003
Q2 accounts 2003/2004 (August-October)	16 December 2003
IR quiet period for Q3	19 February 2003
Q3 Results (Nov.-Jan.)	18 March 2004
End of financial year	30 April 2004
IR quite period for full year 2003/04	21 May 2004
End of financial year	17 June 2004
Other important events:	**Date**
End of financial year	30 April 2003
Q3 accounts 2002/2003 (Nov.-Jan.)	19 March 2003
Q2 accounts 2002/2003 (Aug. - Oct.)	17 December 2002
Q1 accounts 2002/2003 (May-July)	18 September 2002
Annual General Meeting	5 September 2002
Accounts for 2001/02	19 June 2002
Q3 accounts (Nov - Jan)	20 March 2002
Q2 accounts 2001/2002 (Aug. - Oct.)	17 December 2001
Q1 accounts 2001/2002 (May - July)	18 September 2001
Annual General Meeting	6 September 2001
Accounts for 2000/01	20 June 2001

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Related links

Annual General Meeting
More information about Dan
General Meeting
annual general meeting

Road shows
View the complete list of ro
investor meetings or confer
view road shows

Focus on growth
Danisco's strategy is to foc
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificati
Danisco sends an e-mail ev
release major news.
subscribe mailing list

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DANISCO
First you add knowle

Investor Relations Activities

Danisco's Executive Board and Investor Relations department participates in different road shows, fairs, conferences and investor meetings during the year.

Date	Event	Location	Presentation
Year 2003			
October	Plant visit Sugar	Nakskov, Denmark	-
19-20 August	Road Show, ABG Sundal Collier	London, England	-
12 August	Investor presentation	Brabrand, Denmark	-
7-11 July	Road Show, Goldmann Sachs	USA	-
2 July	Road Show, Vontobel Securities	Switzerland	-
1 July	Road Show, ABN Amro/ Alfred Berg	Amsterdam, Netherlands	-
30 June	Road Show, ABN Amro/ Alfred Berg	Brussels, Belgium & Luxembourg	-
30 June	Road Show, Carnegie	Paris, France	-
26-27 June	Road Show, UBS Warburg	London, England	-
25 June	Road Show, ABN Amro/ Alfred Berg	Germany	-
24 June	Road Show, ABN Amro/ Alfred Berg	Germany	-
23 June	Road Show, Deutsche Bank	Edinburgh, Scotland	-
20 June	Road Show, Enskilda Securities	Oslo, Norway	Presentation (pdf 1,2 Mb)
19 June	Road Show, Enskilda Securities	Stockholm, Sweden	Presentation (pdf 1,2 Mb)
18 June	Breakfast presentation, Enskilda Securities	Copenhagen, Denmark	Presentation (pdf 1,2 Mb)
17 June	Conference Call, Accounts for 2001/02	Copenhagen, Denmark	Presentation (pdf 15,3 Mb)
12 May	Investor meeting at The Black Diamond	Copenhagen, Denmark	Presentation (pdf 15,3 Mb)

Related links

Financial Calendar
When will Danisco release f statements? Find the answe Financial Calendar.
financial calendar

Contact Investor Relations
For further information pleas Danisco's Investor Relations
contact investor relations

Download service
Download factsheets, accou presentations and much mo
download service

Any news?
Read the latest press releas Danisco.
read more


Adobe
Get Acrobat Reader

6-9 May	SRI Road Show, HSBC	USA	Presentation (pdf 3,1 Mb)
30 April	Road Show, Goldmann Sachs	Schwitzerland	Presentation (pdf 2.6 Mb)
29 April	Road Show, Carnegie	Paris, France	Presentation (pdf 2.6 Mb)
28 April	Road Show, Danske Equities	Frankfurt, Germany	Presentation (pdf 2.6 Mb)
25. April	Road Show, Handelsbanken Securities	Helsinki, Finland	Presentation (pdf 2.6 Mb)
25. April	Road Show, Handelsbanken Securities	Oslo, Norway	Presentation (pdf 2.6 Mb)
9 April	Road Show, Carnegie	Dublin, Ireland	Presentation (pdf 2.6 Mb)
7-8 April	Road Show, Enskilda Securities	London, England	Presentation (pdf 2.6 Mb)
2 April	Capital Markets Day	Copenhagen, Denmark	Presentation (pdf 2.6 Mb)
27 March	Company Presentation, Unge Aktionærer Fyn	Odense, Funen, Denmark	Presentation (pdf 5.6 Mb)
24 March	Breakfast Presentation, Danske Equities	Copenhagen	Presentation (pdf 1.8 Mb)
19 March	Conference Call, 3rd quarter results	Copenhagen, Denmark	Presentation (pdf 2.6 Mb)
27 February	Sustainability Road Show, HSBC	Paris, France	Presentation (pdf 3.5 Mb)
26 Februar	Sustainability Road Show, HSBC	London, England	Presentation (pdf 3.5 Mb)
22 January	Road Show, ABG Sundal Collier	Milan, Italy	Presentation (pdf 1.6 Mb)
21 - 24 January	Road Show, Schroders Salomon Smith Barney	USA	Presentation (pdf 1.6 Mb)
6 - 8 January	Road Show, Carnegie	London, England, Edinburgh, Scotland and Dublin, Ireland	Presentation (pdf 1.6 Mb)
Year 2002			
18 December	Breakfast meeting, ABN Amro/ Alfred Berg	Copenhagen, Denmark	Presentation (pdf 7.1 Mb)
17 December	Conference Call, 2nd quarter results	Copenhagen, Denmark	Presentation (pdf 2 Mb)
25 November	Corporate Presentation	Aarhus, Denmark	Presentation (pdf 7.5 Mb)
13 November	Road Show, UBS Warburg	Milan, Italy	Presentation (pdf 2.2 Mb)
12 November	Road Show,	Paris, France	Presentation

	Danske Securities		(pdf 2.2 Mb)
7 November	Road Show, HSBC	Madrid, Spain	Presentation (pdf 2.2 Mb)
6 November	Road Show, Cheuvreux	Brussels, Belgium	Presentation (pdf 2.2 Mb)
29 October	Plant Visit,	Nakskov Sugar Plant, Denmark	Presentation (pdf 3.5 Mb)
16-17 October	Road Show, Enskilda Securities	Frankfurt/ Munich, Germany	Presentation (pdf 2.2 Mb)
8 October	Road Show, Deutsche Bank	Edinburgh, Scotland and Dublin, Ireland	Presentation (pdf 2.2 Mb)
7 October	Road Show, Deutsche Bank	London, England	Presentation (pdf 2.2 Mb)
27 September	Road Show, Handelsbanken Securities	Stockholm, Sweden	Presentation (pdf 2.2 Mb)
25 September	Defensive Seminar, Danske Securities	Copenhagen, Denmark	Presentation (pdf 2.4 Mb)
23-27 September	Road Show, Vontobel Securities	USA	Presentation (pdf 2.2 Mb)
19 September	Breakfast Meeting Carnegie	Copenhagen, Denmark	Presentation (pdf 0.8 Mb)
18 September	Conference Call, 1st quarter results	Copenhagen, Denmark	Presentation (pdf 0.6 Mb)
23 August	Road Show Danske Securities	Oslo, Norway	Presentation (pdf 4.9 Mb)
8-12 July	Road Show Carnegie	USA	Presentation (pdf 3.2 Mb)
1 July	Road Show HSBC	Amsterdam, The Netherlands	Presentation (pdf 3.4 Mb)
28 June	Road Show HSBC	Paris, France	Presentation (pdf 3.4 Mb)
27 June	Road Show ABN Amro/ Alfred Berg	Frankfurt, Germany	Presentation (pdf 3.4 Mb)
25-26 June	Road Show Enskilda Securities	London, England	Presentation (pdf 3.4 Mb)
24 June	Road Show Danske Securities	Stockholm, Sweden	Presentation (pdf 3.4 Mb)
20 June	Breakfast Meeting Danske Securities	Copenhagen, Denmark	Presentation (pdf 3 Mb)
19 June	Conference Call, Accounts for 2001/02	Copenhagen, Denmark	Presentation (pdf 4.1 Mb)

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

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DANISCO

First you add knowle

Corporate overview

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs some 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Earnings (EBITA) amounted to DKK 2,316 billion.

Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners, etc. Many of Danisco's ingredients are produced from natural raw materials and contribute to improving, for instance, the texture of bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

The majority of the products are sold to the food industry. Sugar, however, is also sold directly to the consumers under the Dansukker brand name. Our vision is to become the leading supplier of ingredients to the global food industry. Danisco is already number one or two within many of our product categories.

---

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Related links

- **Focus on growth**
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

- **Business areas**
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

- **Receive e-mail notificati**
Danisco sends an e-mail ev
release major news.
subscribe mailing list

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DANISCO

First you add knowle

Strategy

In 1999, Danisco acquired the Finnish company Cultor and changed business strategy. This meant a radical reorganisation of Danisco over a period of a few years. Today, Danisco emerges as a company focusing on ingredients, sweeteners and sugar with satisfactory earnings after several acquisitions of ingredients businesses and divestments of non-profitable business areas.

Danisco is now the world's leading supplier of ingredients and sweeteners controlling approx. 6 per cent of the world market.

The 2001/02 financial year marked a turning point for Danisco because the sales of the ingredients and sweeteners segments exceeded that of the sugar segment.

The target is for ingredients and sweeteners to make up two thirds of net sales by 2005. This target will be obtained through organic growth with considerable investments in research and development, as well as acquisitions.

---

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000

Related links

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificati
Danisco sends an e-mail ev
release major news.
subscribe mailing list

Need a job in an innovativ international company?
Look for available jobs or se
application.
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news finance shareholders info share price analysts presentations calendar corporate overview contact

strategy peer group faq

DANISCO
First you add knowle

Peer Group

Company	Website
ADM	www.admworld.com
Associated British Foods	www.abfoods.com/
Christian Hansen Group	www.chr-hansen.com
CP Kelco	www.cpkelco.com
CSM	www.csm.nl
Degussa	www.degussa.com
DSM	www.dsm.nl
Béghin Say	www.beghin-say.com
Givaudan	www.givaudan.com
Grünau Illertissen GmbH	
Imperial Chemical Industries	www.ici.com
International Flavour and Fragrance	www.iff.com
Novozymes	www.novozymes.com
Rhodia	www.rhodia.com
Sensient Technologies Corporation	www.ufoods.com
Suedzucker	www.suedzucker.de
Tate and Lyle	www.tate-lyle.co.uk

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disclaimer | privacy policy | sitemap | help | contact | info@danisco.com

Related links

Road shows
View the complete list of roa
investor meetings or confer
read more

Focus on growth
Danisco's strategy is to foc
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Regist
mailing list.
read more

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DANISCO
First you add knowle

Frequently Asked Questions

Q: What is the registered company name?
A: The registered company name of the company is Danisco A/S. For information about trading codes please click here.

Q: What is the number of shares in issue?
A: 53,199,602 (2002/2003). For further information about Danisco's shares please click here.

Q: When was each share of DKK 100 split into five equal shares of DKK 20 each?
A: Adopted at the Annual General Meeting held on 15 September 1993.

Q: When did Danisco last issue new shares?
A: In April 1997 (employee shares).

Q: I have shares in Danisco, but I do not receive the Danisco Magazine.
A: To receive the Danisco Magazine you must be registered in the Company's Register. Registration can be made by the bank where the shares are deposited.

Q: How many times has Danisco issued employee shares since the merger in 1989?
A: Three times: November 1990, November 1994, April 1997.

Q: How or where can I buy Danisco shares?
A: Danisco shares are sold through banks and brokers

Q: Tax legislation regarding shares owned by private individuals was changed under the Danish tax reform of 1993. Accordingly, the price quoted on 19 May 1993 may be used instead of the purchase price. What was the share price at that time?
A: The share price was DKK 792 (denomination DKK 100) or DKK 158.4 (denomination DKK 20).

Related links

Road shows
View the complete list of roa
investor meetings or confer
read more

Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring sol
customer requirements.
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news.
subscribe mailing list

---

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000









Contact Investor Relations

Investors, financial analysts and other interested parties are welcome to contact Danisco's Investor Relations Department. Enquiries concerning shareholdings should be addressed to the Shareholders' Secretariat at the same address.

Danisco A/S
Investor Relations Department
Langebrogade 1
PO Box 17
DK-1001 Copenhagen K.
Denmark

Tel.: +45 3266 2000
Fax: +45 3266 2152

E-mail: investor@danisco.com

Web: http://investor.danisco.com

Vice President
Michael von Bülow
Tel.: +45 3266 2920
Mobil: +45 2149 2305
E-mail: michael.von.bulow@danisco.com



Investor Relations Manager
Pia Berndt
Tel.: +45 3266 2924
Mobil: +45 4010 5709
E-mail: pia.berndt@danisco.com



Investor Relations Manager
Dan Togo Jensen
Tel.: +45 3266 2925
Mobil: +45 4043 4397
E-mail: dan.togo.jensen@danisco.com



Events Co-ordinator
Veronica Fay Bermann
Tel.: +45 3266 2021
E-mail: veronica.fay.bermann@danisco.com



Events Co-ordinator
Mette Graversen
Tel.: +45 3266 2022
E-mail: mette.graversen@danisco.com

Shareholders' Secretariat:

Related links

Road shows
View the complete list of roa
investor meetings or confere
read more

Focus on growth
Danisco's strategy is to focu
in the food producing value
considered to provide the hi
value added by tailoring solu
customer requirements.
read more

Business areas
Danisco is one of the world's
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
release major news. Registe
mailing list.
read more



Senior Clerk
Jette Grøn Larsen
Tel.: +45 3266 2029
E-mail: jette.gron.larsen@danisco.com

51.







search:

IR Policy

Danisco aims to reduce the company-specific risk by providing a consistently high level of information and by carrying on an active and open dialogue with investors and analysts.

We strive to provide comprehensive information to the stock market about our financial and operational circumstances and our strategies.

Through communication, we aim to ensure that the valuation of Danisco shares always reflects the company's situation and expectations.

Danisco's Investor Relations department is responsible for maintaining contact with investors and analysts through regular meetings both in Denmark and abroad.

For further information please contact Danisco's Investor Relations department.

DANISCO

First you add knowle

Related links

Annual General Meeting
Danisco's Annual General M
held on 7 September 2000.
read more

Danisco Magazine
Read articles from the Dani
on-line.
read more

Business areas
Danisco is one of the world'
producers of food ingredien
complete product portfolio, i
wide range of ingredients m
natural raw materials.
read more

Receive e-mail notificatio
Danisco sends an e-mail ev
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DANISCO

Sustainability Report 2002



Danisco in Brief

- Develops and produces food ingredients, sweeteners, and sugar
- Listed on the Copenhagen Stock Exchange
- Employees: 9,000 (2001/2002)
- Net sales: DKK 18 billion (2001/2002)
- International presence: 38 countries
- Headquarters: Copenhagen, Denmark
- Chairman of the Board: Anders Knutsen
- Chief Executive Officer: Alf Duch-Pedersen

Key figures and markets

Danisco reported net sales of DKK 18 billion for the 2001/2002 financial year and employs some 9,000 people in 38 countries[1]. Danisco's profit on ordinary activities totalled DKK 949 million, and its consolidated profit, DKK 940 million. Danisco's products are sold on five continents, with a focus on Europe, the Americas, and the Asia-Pacific region.

The figures for 2001/2002 include data for a number of non-core businesses that were divested during the year as part of Danisco's strategic divestment plan announced in 1999.

Acquisitions

Danisco acquired Germantown, a leading supplier of texturants, with production in Australia, New Zealand, Canada, USA, and Mexico, in 2001/2002. The Germantown acquisition has made Danisco the leading supplier of functional ingredients to the dairy and ice-cream industry in the Asia-Pacific region. Danisco also acquired Florida Flavors Inc, one of the world's top three flavour houses in its business area, focusing on fruit flavours for the fruit juice industry.



As of December 2001
DANISCO
Business Development
Corporate Staff
Shared Functions
Staff Service
Emulsifiers
Functional Systems
Textural Ingredients
Flavours
Specialities
Sweeteners
Animal Nutrition
Sugar

Associated businesses: Genencor International (41.7%). Amcor Flexibles Europe (25%). Other business: Danisco Foods.

[1] Argentina, Australia, Austria, Belgium, Brazil, Canada, Chile, China, Colombia, Croatia, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Iceland, India, Ireland, Italy, Japan, Korea, Lithuania, Malaysia, Mexico, The Netherlands, New Zealand, Norway, Poland, Russia, Singapore, South Africa, Spain, Sweden, Switzerland, United Kingdom, USA, and Yugoslavia.



CEO's Statement

I believe that we have made good progress in living up to our goal of making sustainability an integral part of Danisco's way of doing business over the past year. At the same time, however, we recognise that further progress calls for an increasingly broad-based effort.

Being committed to sustainability means understanding what sustainability really means for our various businesses, for our value chains, and for each and every person in the Danisco organisation. Our approach to sustainability has been based on building this commitment around four focal areas: safety, health, environment, and quality (SHEQ); product safety; environmental ethics; and business integrity and social issues.

We now have policies in place, and have defined our objectives for continuous improvement, in all of these areas. By necessity, we are at different stages of implementing these objectives, however. Our challenge is to ensure that we can extend our systematic strengths in areas such as SHEQ and product safety to social performance, and to ensure that we can move from corporate guidelines to developing practical codes of conduct for the different levels of our organisation.

I believe that our decision to make the Sustainable Development function directly responsible to myself as CEO, which was taken in January this year, should make a valuable contribution here. It also reflects the importance that we, as a highly focused ingredients company, attach to sustainable development. The transformation that Danisco has gone through over the last few years has made sustainable development increasingly relevant for us.

Danisco's participation in various national and international networks, such as the Nordic Partnership and the UN Global Compact, has been valuable in helping us to share best practice and learn from the experience of others. We became a member of the World Business Council of Sustainable Development in January 2002.

Working with others will become even more important in the future, I believe. We will have to devote more time and effort to areas such as guaranteeing sustainable supply chain management and traceability for our customers – and to broadening our capability and readiness for dialogue with our various stakeholders. The better all those in our value chains understand each other, the more everyone will benefit.

After all, our ultimate aim is to create long-term sustainable value for Danisco and for all our partners and stakeholders.

Alf Duch-Pedersen
CEO

Organisation

Danisco's divisions and sites have primary responsibility for complying with the Group's commitment to sustainability management and continuous improvement.

At Group level, the responsibility for sustainability management was revised in January 2002, and the Sustainable Development organisation, headed by a Vice President, Sustainable Development, and supported by a SHEQ and Regulatory Team, now reports directly to the CEO. The change underlines the importance of sustainability-related efforts to Danisco and is designed to foster their implementation. A Senior Vice President, Human Resources, reporting to the CEO, is responsible for the management of social issues.

Group Sustainable Development Organisation


CEO
VP, Head of Sustainable Development
Regulatory, Product Safety, Enviromental Ethics
SHEQ
Stakeholder Engagement

The Group Regulatory and SHEQ Networks have continued their work in implementing objectives and developing internal know-how. The SHEQ Network has concentrated on value chain management, preparing a sustainability questionnaire for suppliers, and reviewing and revising supplier selection criteria. Data has also been collected from Danisco sites on stakeholder engagement issues. For more information on this, see Page 22.

The main focus of the Regulatory Network has been on issues related to EU regulations on the traceability and labelling of food and feed produced from genetically modified organisms.

A special working group has been set up under the Stakeholder Value Process Steering Committee to concentrate on stakeholder engagement, and a workshop on the subject was organised in Malaysia. See Page 24.

A Danisco Sustainability Advisory Board will be established during the 2002/03 financial year. Danisco's CEO will serve as chairman of the new Advisory Board and its other members will consist of divisional and regional representatives, together with personnel from Human Resources, Communications, and Sustainability.

Danisco and Sustainability

Summary and scope of the report

This report provides an overview of Danisco's sustainability vision, strategy, and objectives, and reports on performance during the 2001/2002 financial year. Due to the short time available since the publication of Danisco's first Sustainability Report in December 2001, which concentrated on outlining the Group's vision, strategy, and policies and objectives for the future, the overall time for implementing these goals has been limited. This has been reflected in slower-than-planned progress. An overview of what has been achieved can be found in Table 1.

The report is intended for Danisco's stakeholders with which the Group is closely involved as well as Danisco's employees, and it covers the Group's core business areas: ingredients, sugar, and sweeteners. The sugar sites in Lithuania[1], together with Genencor International[2] and Amcor Flexibles Europe[2], are excluded because they are not wholly owned businesses. Lithuania will be included in the scope of Danisco's sustainability reporting during the 2002/2003 financial year.

The reporting process for the 2001 report included extensive verification. The verification statement indicated that the 2001 report represented a balanced view of the Group's performance and highlighted the fact that several difficult issues, such as genetic modification and animal testing, had been addressed.

The statement also drew attention to the need in the future to move beyond developing systems and to integrate sustainability considerations into all relevant business processes, such as innovation and supply chain. In response to these findings, supplier criteria have been assessed in the light of Danisco's four-pillar approach to sustainability (see Pages 10 and 20). In addition to existing environmental, quality, and product safety criteria, consideration is also being given to emerging social and ethical issues.

[1] Due to country-specific circumstances, Lithuania has not been integrated into Danisco Sugar's overall environmental programme. Instead, Danisco has concentrated on providing consultative services covering beet growing, productivity, investments, and environmental and health and safety issues. A management programme in the area of SHEQ with overall goals, local targets, and action plans for the 2002/2003 and 2003/2004 financial years has been established.

[2] See www.amcor.com and www.genencor.com

Table 1. Objectives and progress

Sustainability objectives outlined in the 2001 report		Progress and revised objectives from 2002 onwards
Vision and Strategy	To be refined and communicated through the organisation	Communicated through the Internet, internal/external magazines, and by SHEQ personnel when participating in internal meetings and visiting sites. This approach will continue.
Sustainability Advisory Board		An advisory board will be established during the 2002/03 financial year. See Page 2.
SHEQ	To continue the implementation of the documented management systems for safety, health, environment, and quality	Implementation will continue according to the slightly modified schedule presented in the last Sustainability Report. See Pages 8-9.
	To develop an audit procedure for the entire area of sustainability	A procedure will be finalised during the 2002/03 financial year, and an auditing programme to cover all major[3] sites will be developed during the same timeframe. The target is to audit all major sites during the 3-year period starting from the 2002/03 financial year.
	To create a Group crisis management procedure	A procedure will be finalised during the 2002/03 financial year. All current divisional and site level procedures will be updated accordingly.
	To revise Group-level performance objective-setting, including specified targets in the area of sustainability.	Performance objectives have been defined at Group level, see Page 8. Targets will be set for potable water and energy consumption per tonne of production during the 2003/04 fiscal year.
	To improve the environmental database to better meet the needs of both the Group and business areas.	A data warehouse solution has been developed, providing tools for data assurance and reporting. Implementation will take place during autumn 2002.
Product safety	To continue expanding the scope of management systems to cover raw material traceability as appropriate. To introduce supplier auditing programmes at major production sites.	See progress on traceability on Page 15. The first sustainability supplier review has been conducted with major suppliers. Supplier auditing procedures will be updated to cover all the SHEQ aspects of sustainability during the 2003/04 fiscal year. Social issues will follow.
Environmental ethics	To implement the new Danisco Position Paper on Modern Biotechnology and Animal Trials in day-to-day operations	Polices have been translated into several languages and will form part of sustainability audit procedure.
	To continue to develop the GMO traceability programme for products	Work will continue through the development of the analytical techniques required to detect modified DNA. See Page 17.
	Animal trial data	Non-verifiable data has been collected. A system to gather verifiable animal trial data is to be developed during the 2002/03 fiscal year.
Social issues	To introduce the Corporate Social Responsibility Policy throughout the organisation	Introduction work continues through divisional activities, such as local prioritisation. Group guidelines for divisions (including indicators) are to be developed before the end of the 2002/03 financial year.
	To identify key indicators and start gathering basic data	Indicators will be defined before the end of the 2002/03 financial year. Data gathering will start from the 2003/2004 financial year onwards.
	To include social issues as part of sustainability audit procedure.	Have been included in the draft procedure.
	To develop system to evaluate suppliers based on social performance	Divisional and site-level supplier auditing procedures will be updated.
Stakeholder engagement	To develop stakeholder engagement models at both Group and local level. To continue to organise stakeholder workshops on an annual basis.	A stakeholder workshop was held in Malaysia. Danisco will continue to organise stakeholder workshops or meetings on an annual basis.

[3] Site with more than 100 employees and/or more than 25 hectare of property



Vision and Strategy

Danisco's sustainability vision

Danisco's vision is to be the leading supplier of food ingredients to the global food industry; and our vision of sustainability management is to promote value creation by integrating sustainability into the things we do.

To succeed in this, we need to ensure that we build corporate social accountability into the way we actually work, thus creating long-term value on an economically, socially, and environmentally sustainable basis. We will do this by being holistic, transparent, and open to dialogue with our stakeholders.

Danisco's sustainability vision is closely linked to the Group's corporate values, which address the importance of responsibility and dialogue. These values form an integral part of the Group's activities and its business, and the way that we interact with the societies in which we operate and promote the well-being of our personnel and the overall success of the Group.

Danisco's values

- We create value
- We are innovative
- We build competencies
- We take responsibility
- We believe in dialogue

In defining its approach to sustainability, Danisco has involved its internal and external stakeholders. The outcome of this has been the development of a four-pillar approach based on: SHEQ, Product Safety, Environmental Ethics, and Social Issues and Business Integrity. In considering and appraising these factors, Danisco works with stakeholders and players in the food production value chain in which Danisco and its customers and suppliers play a vital role.

Achievements

In recognition of the work Danisco has done, the Group was selected as a component of both the Dow Jones Sustainability Index (DJSI) World and STOXX on September 4, 2002.



Danisco's four-pillar approach to sustainability

	SHEQ	Product safety	Environmental ethics	Social issues and Business integrity
Issues	Safety, Health, Environmental and Quality Management, Value chain management, Continuous improvement	Safety assessments, Traceability / Value chain management	Utilisation of modern biotechnology / GMO traceability Animal trials / Alternative experimental models	Human rights, Employee rights, Community rights / involvement, International society, Security, Advocacy, Business ethics, Compliance, Cultural and political sensitivity, Business partners



We all have a role to play in building a more
– together with our colleagues, families, friends, and

CONTENTS


Ensuring that
everyone can enjoy
healthy, safe food.

Safety, Health, Environment, and Quality

A major part of Danisco's sustainability-related activities during the 2001/2002 financial year were focused on developing environmental, health and safety, and quality management systems, and integrating sustainability considerations in all relevant business processes, such as the supply chain. Danisco Sugar already has extensive certified quality and environmental management systems, and the Group is to continue the implementation of documented environmental management systems in Ingredients and Sweeteners according to a set timetable.

Danisco has been investigating the consumption of natural resources such as energy and potable water and the potential for savings in these areas. Our objective is to set Group targets for reducing energy and water consumption for the next three-year period, beginning from the 2003/2004 financial year.

This is supported by several individual projects, such as energy agreements in Denmark and Finland and major optimisation efforts directed towards reducing water and energy consumption, such as those in Tecoman in Mexico. The water conservation programme introduced at the latter site has yielded a 10% annual reduction in raw water usage after five months of operation.

Table 2. New investments

Energy	
Veracruz and Apatzingan sites, Mexico	Investments totalling DKK142,000 were made to save energy by developing exhaust gas recirculation systems.
Tecoman site, Mexico	The site optimised boiler efficiency and began to use RO water instead of soft water. As a result, heavy fuel oil usage has been cut by 5 – 15%, reducing air emissions and electricity consumption.
Norrkøping site, Sweden	An investment of DKK 131,000 in a closed loop cooling system will reduce water and energy consumption.
Air	
Kansas site, USA	Over DKK 3.16 million was invested in new steam boilers. Natural gas usage has been cut by 3% compared to 2000/2001.
Water and wastewater	
Region site, Chile	A new DKK 4.8 million wastewater plant was built to meet the Chilean norm for wastewaster and sludge disposal.
Pirapozinho site, Brazil	DKK 915,000 was invested in a wastewater pretreatment system for liquid wastes. This pretreatment operation has been designed to reduce BOD by 80%. The plant will become operational in August 2002.
Penang site, Malaysia	A DKK 505,000 investment to upgrade the drainage system to reduce the risk of contamination leaving the facility was completed in the 2001/2002 financial year. The facility also extended the bund wall for one of its tanks.
Kunshan, China	The site invested DKK 157,000 in a new wastewater treatment system.
Thomson site, USA	An environmental project was completed in October 2001. The project, started in 1999, included a contribution in construction aid to the nearby village of Thomson of some DKK 23 million to ensure that a planned wastewater treatment plant could be increased in size to include treatment of Danisco's wastewater. An additional approximately DKK 4 million was spent on site improvements to separate cooling water from wastewater.

Implementation of environmental management systems in Ingredients

A project to implement environmental and health and safety management systems at all Ingredients sites was initiated in December 2001. This is being rolled out in small groups, with sites in Denmark, Sweden, and Spain acting as the pilot group. Experience from these locations will be used to fine-tune the approach and to pass on lessons learned.

Project members met twice during the 2001/2002 financial year and will meet five times during the 18-month project period. Meetings will be used to train participants in a variety of subjects and to share experience and best practices between sites. Work with a second group consisting of sites in Brazil, Chile, and Mexico was kicked off in May 2002. The process will be extended to three sites in North America and another four in Europe in autumn 2002.

Auditing and crisis management

Danisco has set a Group-wide objective to develop a framework for sustainability audits to be used at all Danisco sites worldwide. Both Danisco Sugar and Ingredients sites have developed division-specific auditing programmes to cover the various areas of sustainability. As an additional benefit, audits are used in the transfer of best practise. The Group-wide framework is currently being developed and has been tested in connection with a Group audit in Malaysia. (See Page 24). Danisco Sweeteners has continued implementing its independent site-level auditing procedures, and will implement a new Business Management System responsible for quality audits at all sites in autumn 2002.

As a global player in the food production chain, crisis management has been identified as a vital area for Danisco. Crisis management is largely about reputation management and fulfilling legal obligations for Danisco, but is also a mechanism for minimising business inter-



ruptions and other financial losses. A Group-level Crisis Management Procedure has been drafted for final approval during the 2002/2003 financial year. This is intended to extend existing divisional-level crisis management procedures and will introduce additional requirements for sites to report to the Group SHEQ Team.

EHS database

An online environmental database has been used to gather and collate data on environment and health and safety (EHS), together with data on EHS investments and expenditure, since 1999/2000. A project was implemented during the 2001/2002 financial year to transfer all the information in the database to a data warehouse solution to provide sophisticated reporting at the corporate, divisional, and site levels. This will also switch the emphasis towards site-based data assurance, as recommended by the verification team, by giving sites a tool for effective data checking and validation. The implementation the new system will take place in autumn 2002.

Environmental management in the value chain

Supplier evaluations

Quality and product safety are important elements in selecting suppliers for Danisco. Established quality management systems, together with GMP, HACCP, or related food safety systems, have been key indicators when assessing suppliers. Environmental issues have been added when suppliers have established their own environmental management systems.

In order to gain a better understanding of the current status of Danisco's suppliers with regard to SHEQ, product safety, and environmental ethics, these issues were surveyed as part of a new supplier sustainability questionnaire (See Page 20). Questions focused on corporate SHEQ polices, management systems, recall procedures, crisis management plans, the usage of GMOs, and animal trials.

The results of this questionnaire, which was sent to all Danisco's major suppliers, showed that most suppliers have SHEQ policies in place, and over 60% of those questionned have certified quality systems. 20% of suppliers have certified environmental management systems and only two had established a certified health and safety management system.

Practically every supplier responding to the questionnaire has a recall procedure in place, and almost 50% have a procedure for crisis management. As crisis management is seen as one of the most important elements in corporate reputational risk management, more focus will be given to this area and our suppliers will be encouraged to build appropriate systems. None of Danisco's major suppliers conduct animal trials and only 8% use GMO materials in their production.

Implementation of management systems in agricultural production

The 'Clean Beet' project, which saw a significant reduction in the amount of soil coming to factories in Sweden and Denmark, has now been adopted as part of routine sugar beet cultivation. These positive results have been taken into account in the new Inter-Professional Agreement (IPA) between growers and industry in Denmark, where the payment for farmers delivering 'clean beets' has been improved.

Following the example in Denmark and Sweden, initial trials of new 'clean beet' varieties with improved shape and less root grooving were started in Finland during the 2001/2002 financial year in conjunction with the Sugar Beet Research Centre. Finnsugar's environmental management system also includes goals to support the implementation of quality and environmental management systems by beet and barley growers. Some 70 beet growers were trained in the basic elements of quality management and how these can be adopted in practical farming techniques during the 2001/2002 financial year.



A strategic project to cut the amount of processing aids was initiated in Danisco Sugar during the year. The project will last until 2006 and includes action plans and specific targets covering various processing aids used in sugar processing.

Transportation

Improving transportation logistics was the subject of another strategic project at Danisco Sugar during the 2001/2002 financial year.

All customers in Sweden are offered delivery by rail, even those with no direct rail connection; trucks are used as supplementary transport in these cases. Over the last four financial years, the quantities delivered by rail in Sweden have increased from 100,000 tonnes to 150,000 tonnes. The same trend has been seen in Finland, where almost 112,000 tonnes was carried by rail in 2001/2002 compared to a target of 120,000 tonnes. A proportion of bulk sugar deliveries to Norway are now transported from Örtofta in Sweden rather than sites in Denmark to streamline transportation needs.

In the future, it will be possible to transfer sugar beet quotas from one grower to another and thereby shift beet growing closer to factories, with the help of financial assistance from Danisco Sugar.

Danisco Sweeteners in Finland has prioritised the use of transportation companies that are committed to reducing their overall impact on the environment, and has set a target for the 2002/2003 financial year of increasing the use of companies committed to reduce their airborne emissions by 4%.

In Danisco Ingredients' flavour business, a consignment stock solution has been introduced under which raw materials suppliers deliver supplies for the next 2–3 months as a single delivery. The same consignment stock arrangement is also in place for finished goods in respect of some key customers. This arrangement eliminates the need for small deliveries and increases the efficiency of the supply chain. In future, Danisco's goal is to start using cross-docking between sites and between divisions, to ensure the use of full loads.

Divestments and acquisitions

It is Danisco policy to conduct audits in connection with acquisitions and divestments. Table 3 summarises the main findings and corrective actions associated with divestments conducted during the 2001/2002 financial year and the follow-up associated with earlier divestments. Danisco acquired two major companies, Florida Flavors Inc. and Germantown, during the 2001/2002 financial year.

Table 3. Environmental due diligence studies

Divestments	Main findings/Corrective action
Danisco Sugar (Poland) in July 2000	Formal shut-down of an old depot containing waste gypsum has been completed.
Danisco Flexible (Denmark, UK, Holland, France, Portugal, Spain, Switzerland) in June 2001.	Environmental due diligence has been carried out at the sites of both the vendor and the purchaser. The Phase 2 investigation is still ongoing. Minor corrections to the Directive 98/37/EC relating to machinery will take place in 2003.
Danisco Pack (UK) in September 2001	Findings were made known to the buyer, including a Phase 1 investigation and an asbestos survey. No significant findings. No corrective action taken.
Danisco Foods Fruit (Denmark) in October 2001	No significant findings. No corrective action taken.
Danisco Foods Onion (Holland) in March 2002	Findings were made known to the buyer. No corrective action taken.
Danisco Foods Condiments (Denmark) in April 2002.	Findings were made known to the buyer. No corrective action taken.
Acquisitions	
Florida Flavors (USA) in April 2001	Environmental Phase 1 due diligence was included. No significant findings.
Germantown (Australia, New Zealand, Canada, USA, Mexico) in August 2001	Environmental Phase 1 due diligence was included. No significant findings. Follow-up will take place in 2002.

Environmental risks and liabilities

Danisco's primary objective is to be in compliance with all applicable laws and regulations, and operate proactively in the areas of safety, health, environment, and quality. A number of incidents took place during the 2001/2002 financial year, nevertheless. The most significant of these are listed in Table 4 below. Costs and remedial work have been covered by operational costs and no material impact on the Group's financial position is to be expected.

Table 4. Most significant incidents

Ingredients	
Bohemia site, Czech Republic	A spillage of nitric acid occurred when a flange on the outlet piping of a storage tank leaked. During the night, a total of 20 tonnes of acid from the tank leaked out. The acid was partly absorbed by the upper layer of the soil and partly created a puddle around the tank. The liquid acid was collected, neutralised, and pumped to the wastewater treatment plant. The polluted soil was removed by a specialised company. Clean-up costs totalled DKK 109,600 and a fine of DKK 6,000 was paid. The site took some immediate steps to avoid recurrence and the storage and unloading area will be renovated in 2002/2003.
Calchauvet site, France	Trespassers who broke into the site at night cut the gauge level and opened storage tank and solvent container valves. Most of the solvent was contained in a retention tank. Some of the solvent created soil pollution at the site (12 m³) and a small amount was discharged into the nearby river (600 litres). The polluted soil was removed by a specialised company. Clean-up costs totalled DKK 655,000.
Pirapozinho site, Brazil	Due to an operator error, a batch of final emulsifier product was pumped to the wastewater treatment plant. The increase in wastewater volume resulted in an overflow to a wastewater concrete inspection ditch, from where a small amount leaked to the rainwater drainage system. It is estimated that 500 kg of product reached the nearby river. Preventive actions have been carried out and the rainwater drainage system is being renovated.
Tecoman site, Mexico	Two minor spills occurred the same week. The first incident involved 5 tonnes of IPA, which spilled over from a containment tank, damaging a small floor area. The second incident involved a non-toxic extract, which was pumped into the internal sewer, causing

	further damage. Investigations showed that a contractor had recently plugged a vent pipe, which caused these incidents. The site has taken steps to avoid overfill conditions. Separate drain systems are also under evaluation. The incidents resulted in damage totalling DKK 24,000.
Haupaugge site, USA	A transportation incident occurred while materials were being shipped from Danisco's Long Island facility to a Danisco Innovation location. A box containing concentrated flavour compounds and extracts was dropped by the shipping company at their sorting facility, and one of the containers in the box broke open. Due to the odiferous nature of the materials involved, a number of site workers were sent to the local hospital as a precautionary measure. No one was kept at the hospital following initial evaluation. The process and procedures for shipping hazardous materials have been reviewed by all of Danisco's US operations.
Wellingborough site, UK	The local water authority visited the site after orange wastewater was received by the local water treatment works. The material was deemed non-hazardous and the works treated the water and released the resulting effluent. Thorough detailed investigations ensued on site, and remedial actions were identified and taken.
Sweeteners	
Kotka site, Finland	The facility exceeded the local limitation for nickel in the site's wastewater effluent 47 times. The source of the nickel is from site catalytic operations. There was no regulatory or financial impact. Several improvements have been made to improve performance. Outgoing water flow has been divided into two separate streams, which are measured and analysed individually. Ion exchange resins have been replaced with grades of better performance, and filtering procedures in the nickel precipitation process updated. As a result, the nickel level in the plant effluent has been well below the approved maximum level of 0.5 mg/l since December 2001. The site also exceeded its normal BOD_7 load to the municipal wastewater treatment plant during two different months during the reporting period. These incidents increased the standard waste treatment fee by a total of DKK 213,000.
Thomson site, USA	Equipment failure resulted in the release of 15.2 cubic metres of low-pH wastewater. This release did not result in any off-site impact. On January 24, the site was notified by state and Federal authorities of a large number of dead fish at the outfall of a newly completed wastewater treatment plant in Thomson, Illinois, to which the Danisco facility and other entities discharge pre-treated wastewater. A Notice of Violation for the Sweetener site was issued on May 24, 2002. Problems at the site's pretreatment operations resulted in difficulties at the municipal wastewater treatment plant, resulting in a discharge that allegedly caused the death of over 1,000 minnows. The authorities were not able to determine the cause of death or if the fish deaths were un-natural, however. Working together with the local community, the site has developed an action plan to ensure that a similar situation does not occur in the future. Several modifications to site operations and site permits were made to rectify the potential source of the problems. Investigations and dialogue continue.
Sugar	
Nykøbing site, Denmark	Excess heavy fuel oil was pumped from a ship to a tank at the site, damaging the tank prior to pumping being stopped. Remedial costs and other measures totalled DKK 581,400. New procedures now require that two trained personnel measure tank volume at the site and on the ship before unloading takes place.


Contributing
to the debate.

Product Safety

Product safety and related risks were one of Danisco's focus areas during the 2001/2002 financial year. Increased site security measures were introduced after September 11, 2001, and a site security survey was conducted at all Ingredients sites in November 2001. Sugar and Ingredients use tamper-evident sealing for bulk deliveries, and also for small containers if requested by the customer.

A 'Security Norm', based on US Standard F1029 – 86, level 3, has been under implementation for some years at Sugar's Danish and Swedish sites. The same norm is now being introduced at Sugar sites in Finland, Germany, and Lithuania.

An allergen project designed to provide an overview of substances that can produce allergic reactions was started in the Ingredients business area in October 2001. The project is designed to create a worldwide Danisco allergen concept and to ensure uniformity and transfer of knowledge. The focus is on preventing cross-contamination and incorporating allergens into Hazard Analysis Critical Control Point (HACCP) plans.

A specific risk assessment project was also started in Ingredients in December 2001 to supplement the extensive experience that has been built up on HACCP and



CASE: *Fructose recall in Finland*

Having an efficient product recall procedure in place can be a key issue in rapidly containing a problem and minimising any possible negative consequences further downstream. The rapid response made possible by Danisco Sweetener's procedure to an incident at the fructose plant in Finland in spring 2002 is a good case in point.

Following the discovery of a broken sieve screen on March 20, plant personnel concluded that three lots of fructose could have become contaminated with small metal debris. Sieving was immediately halted and the affected material on site put to one side. Although laboratory analysis failed to detect anything abnormal and the fact that metal detectors on the production line had not signalled any alarms, preparations were begun the next day to recall potentially contaminated material that had already been delivered. This comprised 16 shipments to 13 customers in eight countries.

Divisional management took the formal decision to recall the material as a precautionary measure the same day. A fact sheet was sent to sales offices, with instructions on how to inform customers and distributors and a statement from medical experts on possible health risks should a person ingest any such metal fragments, on March 22.

Danisco Executive Board members were informed the same day, and the corporate SHEQ organisation the next day. The latter provided an action checklist the same day. A meeting with packaging personnel was held on March 25 to review corrective actions to prevent anything similar occurring in the future. A questionnaire was sent to sales offices to identify the possible actual impact of the incident. Sales offices, customers, and distributors filed their answers on March 26.

A status report was submitted to divisional management on March 28, after which the local authorities were informed about the recall, and further meetings were held with the company's insurers. A status report was sent to the Finnish Food Agency on April 22. As of mid-June, two claims had been received, one of which had been settled.

Thanks to the efficiency of the procedure, which was commended by the Finnish Food Agency in feedback received on May 2, any danger to the consumer was avoided.

risk analysis. This is concentrating on food processing equipment rather than processing lines.

Traceability

Danisco has focused on traceability as part of a well-functioning quality system and a major contributor to food safety over the past year. The importance of functioning recall systems, together with an annual recall exercise, has been addressed throughout the company. These elements have also been taken into account in crisis management, and have been audited at several locations.

Based on the security survey conducted at Ingredients sites, all sites provide full traceability for both raw materials and finished goods. In Sugar, the traceability issue is more complex because of the agricultural origin of the raw materials involved and the nature of production, which involves bulk storage silos for end-products.


Setting standards
for ourselves and
learning from others.

Environmental Ethics

Danisco published position papers on modern biotechnology and animal trials in its previous Sustainability Report. To foster implementation work, both papers have been translated into eight languages and can be consulted at Danisco's web site. Both position papers have also been incorporated into the Group Sustainability Audit programme.

Animal trials

In the area of animal studies, Danisco has continued to conduct studies related to legal and regulatory safety requirements, nutritional implications, and product efficacy.

Nutritional issues are studied with the help of clinical human studies. Enteromix® technology developed by Danisco Innovation is used as an alternative technique for screening and applications development in the field of functional foods and feed ingredients.

Danisco is in the process of gathering animal trial data for the 1999/2000, 2000/2001, and 2001/2002 financial years. During the reporting period, approximately 900 animals were used for safety studies, and



approximately 28,000 for efficacy studies. Data gathering will be further developed to ensure verifiable numerical data prior to the publication of information on the exact number of animals involved; this is expected to be completed during the 2002/2003 financial year.

Traceability of Genetically Modified Organisms (GMOs) – transparency and choice

The food industry continues to face a number of challenges with respect to the issue of genetic modification and the need to find the appropriate balance between raw material supply, customer and retailer requirements, public concerns, and regulatory compliance. Danisco's approach is to be transparent with its customers and offer them the choices they need to meet their policies on the use of modern biotechnology. A dedicated Group-level GMO Working Group monitors developments worldwide.

Danisco is monitoring the draft regulations under development in Europe that will set the requirements for the traceability and labelling of GMOs, together with other worldwide developments. In preparation for the implementation of these regulations, and in response to customer demands, which often exceed legal requirements, Danisco is continuing to develop its traceability systems by:

- modifying its GMO questionnaire to suppliers to increase response reliability,
- including questions on the use and segregation of GMOs in supplier audits, where appropriate, and
- amending its product descriptions and statements to customers to reflect changes in legislation, such as the new definition of a GMO contained in Directive 2001/18/EC.

Some divisions within the Group have switched to using non-GM raw materials. This is in line with the Danisco Position Paper on the use of modern biotechnology, which makes each division responsible for deciding their use of this technology in line with the needs of their customers.


Interacting with the communities in which we operate.

Business Integrity & Social Values

Danisco's new Corporate Social Responsibility Policy, introduced at the beginning of the 2001/2002 financial year, has been rolled out across the organisation. Following discussion at the Danisco Council, a body made up of some 30 people from senior management, in December 2001, line managers have taken over responsibility for cascading it down in their own areas. The policy has also been discussed at local staff forums and other employer-employee bodies and has generated active dialogue. From the dialogue we have conducted so far, no violations in any of the areas covered by the policy have been identified.

An evaluation of social policies will form a part of the due diligence process and work is progressing on determining the key indicators needed for monitoring social performance and collecting basic data, and these should be in place by the end of the 2002/03 financial year.

Training and employee satisfaction

Training of both managers and other personnel plays an important role in the overall success of Danisco. Non-managerial staff continue to be trained locally, largely through on-the-job training, which has proved to be the most effective way of sharing experience and emphasises the importance of learning by doing.

In respect of management training, another internal



CASE: *Danisco China and the new Danisco Corporate Social Policy*

Danisco's presence in China consists of a plant producing emulsifiers, stabilisers, and flavours in Kunshan, an application and development laboratory, also in Kunshan, and sales and offices in Beijing, Guangzhou, Hong Kong, Kunshan, and Shanghai.

The plant and application laboratory employ 140 people, most of who have a university education. The advanced technology utilised at the site requires relatively few highly skilled operators. Middle and senior managers come from all over China, while entry-level workers are normally locally born. The government encourages employee development, and training plays an important part of operations at the Kunshan site. Last year, Danisco spent an average of over DKK 6,000 per employee on training in China. In respect of layoffs and working hours, Danisco follows local legislation, which has been established to protect employees.

All companies employing more than 25 employees in China are required by law to have a union. Although unions can negotiate wages, this is not widely practised as yet. Due to the early development stage of the company, Danisco China does not yet have a union, but one will be formed in the near future. Danisco China pays salaries based on market levels; on average, salaries for key personnel are at the median level or above. The provincial authorities are responsible for setting the minimum wage in China today, and its level changes annually. In Kunshan, the minimum salary is currently DKK 420/month. Danisco China's salaries exceed this minimum.

Brian Jones
General Manager
Danisco China

programme for young managers, developed in collaboration with outside experts from bodies such as IMD, has been run in Europe and the US, and another one is planned. Around 70 senior managers took part in a programme on acquisitions held in February and May 2002. Designed to support Danisco's ambitious growth goals, this focused on building awareness of issues such as human resources and corporate culture in ensuring the successful integration of new companies.

Although some businesses within Danisco have carried out small-scale, local employee satisfaction studies, no Group-wide studies have been made as yet. The intention is to make these wider in scope and more regular in nature, and to use the information collected as a systematic input for internal human resource development, as part of work on developing key indicators.

Recruitment and manning levels

Danisco continues to be seen as an attractive employer, according to studies such as the Universum Graduate Survey carried out annually. Engineering and science students ranked Danisco as among the top 20 most attractive employers in Denmark in the 2002 study.

Danisco also came out well in an April 2002 survey of technical students' perceptions of Danish-based companies commissioned by the magazine, Ingeniøren. Danisco placed within the top 20 companies in 2002 compared to within the top 50 in 2001, while graduate engineers rated Danisco among the top 30. This improvement reflects the enhanced perception of Danisco as an innovative and dynamic employer.

A small number of people, around 25 in all, were laid off at Danisco Ingredients' plant at Grindsted in spring 2002. Danisco prepared a programme to foster their employability and offered ongoing support. Most of the people involved have found new employment. Negotiations are under way at the same location to outsource maintenance.

A decision was taken in early 2002 to eliminate Danisco's head office activities at Keilaranta in Finland by the end of 2002. A need for a regional head office of this type no longer exists, as existing functions there are to be integrated with the Group's central management in Copenhagen and Finnish production plants are now managed through their respective divisions. A total of 18 employees are affected. Of these, five have found new jobs within Danisco in Finland and 13 are being provided with outplacement and other assistance to find alternative employment, as well as enhanced pension provisions.

Knowledge accounting

As part of Danisco's commitment to further developing its knowledge resources, Danisco has taken part in a knowledge accounting project sponsored by the Danish Ministry of Industry since May 2001. An internal project group has been studying knowledge resource-related issues to identify issues relevant to Danisco's business objectives. One area where there is a clear need to share knowledge is between Innovation sites around the world. To support this, a Global Innovation Network (GIN) database maintained by Danisco's Innovation organisation has been developed.



CASE: The value of diverse human capital

Danisco USA implemented its first Equal Employment Opportunity/Affirmative Action Program (EEO/AAP) in the United States in 1993. The programme is updated annually, and the workforce is analysed based on minority/non-minority and female/male workforce utilisation to validate that workplace equal employment opportunity is in effect.

In addition to the legal requirement of affirmative action, Danisco USA is committed to zero tolerance of any and all discrimination with regard to employment, recruitment, promotions, and training. As part of this commitment, Danisco management receives monthly reports providing statistical minority/non-minority and male/female data on new hirings, terminations, recruitment, training, and promotions. Danisco USA also submits an annual EEO-1 Report to the Office of Federal Contract Compliance covering the demographics of the total workforce by location and race/ethnic classification.

Danisco USA sees multicultural diversity as one of its key strengths, promoting cross-cultural awareness, as well as sharing knowledge. In June 2001, Danisco USA launched a management programme designed to provide employees in the Americas with management training based on Danisco's values and core competencies and embrace cultural differences. To date, 53 people have participated in the programme, approximately 32 employees from the US and Canada and 21 from Mexico and South America. Danisco USA plans to continue developing diversity initiatives such as this and further promote the value of diversity, and thereby enhance employee productivity and loyalty.

Elaina Jeavons
Director, HR
Danisco USA

Social supply chain management

One of Danisco's future objectives outlined in the Group's Sustainability Report for 2001 is to ensure that sustainability is integrated into all relevant business processes, such as the supply chain. While SHEQ, product safety, and issues related to modern biotechnology have been important supplier criteria in Danisco for some time (see Page 10), there is a clear need to establish procedures to evaluate and select suppliers based on their social performance as well.

A task force consisting of Group and divisional SHEQ personnel, together with Group-level and divisional purchasing personnel, has been set up to evaluate Danisco's supplier criteria and to extend these to include a social dimension.

A questionnaire was sent out to major suppliers requesting information on whether they have a social policy and its scope. In cases where a social policy does not exist, information was requested on child labour, forced labour, harassment, and equal opportunities. These issues have also now been added to Danisco's supplier criteria.

Only 28% of Danisco's major suppliers questioned were found to have a social policy in place. Despite this, over 50% have addressed child labour issues and 50% forced labour issues. 46% have clear rules for harassment and 56% have development programmes for equal opportunities.

Health and safety management

Due to an oversight, a significant incident was not included in Danisco's last Sustainability Report. This concerns a fatality that occurred in October 1999 at Danisco Sugar's Gorlev factory in Denmark, when a driver was pinned under his truck while unloading. The driver in question crawled under the truck to connect a vacuum pipe, in contravention of site safety rules. As a result of the incident, practices and procedures in Sugar were reviewed and upgraded as necessary.

During the 2001/2002 financial year, two accidents took place in Ingredients that resulted in the loss of a finger. In both cases, the finger was lost in rotating equipment at a production plant when an employee opened equipment to clear a blockage or to clean the equipment.

- Kansas, USA : An employee lost part of a finger when cleaning a rotary valve. An electrical switch has been installed for lockout/tagout, and the site examined for similar hazards.
- Bohemia, Czech Republic: An employee lost a finger when cleaning a screw conveyor. Subsequently, all lids not already protected by a lock were locked, and the site examined for similar hazards.

Following the lost time injury in Bohemia, all Ingredients sites were requested to draw up an action plan for equipment with moving parts. Most sites completed these plans during the 2001/2002 financial year, and all will have completed them during the next financial year.

Safety statistics for the last three financial years are presented below. The Sweeteners Division, particularly the site in Finland, has been able to reduce the number of lost time incidents significantly. At Group level, both lost time incident frequency and absence frequency have remained fairly constant. A total of 22 sites, accounting for over 1,300,000 man-hours, completed the financial year without any lost time incidents. This accounts for 13% of the total man-hours worked in Danisco and is 500,000 man-hours more than in the 2000/2001 financial year.

Table 5. Danisco's safety statistics

Business Area	Number of Lost Time Incidents [1]	Lost Time Incident Frequency [2] (EU)	Lost Time Incident Frequency [3] (USA)	Absence Frequency [4]
Ingredients				
1999/2000	59	10.42	2.08	1.05
2000/2001	65	11.42	2.28	1.24
2001/2002	64	10.36	2.07	0.96
Sweeteners				
1999/2000	12	18.24	3.65	2.05
2000/2001	13	20.86	4.17	1.84
2001/2002	9	14.22	2.84	1.52
Sugar				
1999/2000	82	21.15	4.23	1.35
2000/2001	77	23.44	4.69	1.84
2001/2002	83	28.19	5.64	2.60
Seed				
1999/2000	1	3.42	0.68	0.18
2000/2001	2	8.34	1.67	1.61
2001/2002	3	13.47	2.96	0.73
Total				
1999/2000	154	14.68	2.94	1.20
2000/2001	157	15.95	3.19	1.48
2001/2002	159	15.93	3.19	1.47

[1] Lost Time Incident: a work-related injury that results in absence lasting more than one day from work, following the day of injury. [2] Lost Time Incident Frequency (EU): (Number of Lost Time Incidents x 1,000,000)/Total Man Hours [3] Lost Time Incident Frequency (USA): (Number of Lost Time Incidents x 200,000)/Total Man Hours [4] Absence Frequency: (Number of Lost Work Hours x 1,000)/Total Man Hours



Stakeholder Engagement

Dialogue is one of Danisco's values. In line with this, we encourage everybody in the company to invest time in dialogue internally; and believe that communication and dialogue with society is a foundation stone for the sustainability of our business.

At Group level, we have worked with stakeholders to help us define our four-pillar approach to sustainability. The stakeholder value creation process, which was started in spring 2000, has proved a valuable tool in better understanding the needs of different societies around the world. Two Group-level workshops, in Malaysia and Mexico, were organised during spring 2001; a more focused workshop was arranged in Penang in Malaysia in summer 2002.

Engaging the stakeholder locally

Information on site-level stakeholder engagement was collected for the first time as part of Danisco's annual Group-level data gathering process. Sites were asked to indicate if they engage stakeholders (the authorities, non-governmental organisations, local communities, neighbours, trade unions, employees, customers, and suppliers) on economic, environmental, and social issues, and to provide examples of such engagement. A summary of the results of the questionnaire is shown in Table 6.

Examples:

- Danisco St. Louis has a neighbourhood contact group that meets regularly to discuss local issues. A meeting was organised after the events of September 11 to discuss safety.
- Danish Sugar sites distribute Danisco's Green Accounts to local schools, trade unions, and the authorities; and arrange tours of facilities for stakeholders during beet campaigns.
- Danisco Brazil organises visits to the plant for schools and employees' families, and engages trade unions to measure the site's health and safety risks.
- Danisco Sugar organises meetings and social events with beet growers; and has established an on-line service for 5,200 Danish, Swedish, and German beet growers. The service was visited by 37,000 people during the 2001 beet campaign.

Table 6. Stakeholder engagement at site level

Stakeholder/Nature of dialogue	Economic	Environmental	Social
Authorities	9%	60%	45%
NGOs	12%	0%	0%
Community	3%	27%	18%
Neighbours	3%	33%	18%
Trade Unions	33%	30%	39%
Employees	67%	61%	88%
Customers	12%	9%	3%
Suppliers	12%	6%	15%



Focus workshop in Penang, Malaysia

Danisco Malaysia arranged a workshop in Penang on July 4, 2002 with local stakeholders to address Malaysian issues related to Danisco's focus areas for sustainability (Safety, Health, Environment, Quality, Product Safety, Environmental Ethics and Social Issues). KPMG Sustainability Services acted as the workshop's facilitator.

Stakeholders participating in the workshop represented the entire local value chain: customers, suppliers, employees, the authorities, the local community, neighbours, and other business partners.

The workshop focused on identifying and prioritising corporate responsibility issues related to the operations of Danisco Malaysia from a stakeholder perspective; generating ideas for practical actions/best practices for demonstrating responsible conduct and cooperation between different stakeholders; and identifying indicators and ways of communicating progress.

Discussions took place initially in small groups, followed by discussion with the entire group to provide learning opportunities and clarify potential contradictions between the interests of different stakeholders. Areas covered included health and safety at work, product and food safety, environmental management, and GMO issues.

As a result of the discussions, which provided an excellent insight into practical actions and best practices for social responsibility in the Malaysian context, a number of important issues were highlighted by local stakeholders.

In respect of the workplace, human resource development and health and safety at work were identified as particularly important.

In the area of product and food safety, participants drew attention to the need to meet all food safety standards and establish food safety programmes where appropriate. The need to educate those in the supply chain was also highlighted.

Knowledge sharing was also seen as an important area for Malaysia. In particular, participants believed that training business partners would yield a number of benefits, as would sharing knowledge with neighbours.

The workshop also generated a number of ideas for concrete cooperation and knowledge sharing among different stakeholders in the area of sustainability. All those involved showed a clear interest in learning and working together more closely within this continuously evolving and complex area.



Danisco Malaysia's Approach to Sustainability

Danisco's Malaysia site located in Penang produces food emulsifiers. Some 80% of output goes for export, to 25 countries. The site was established in 1990.

To review how well Danisco's four pillars of sustainability have been implemented locally, members of the Group and divisional SHEQ teams conducted a sustainability review in July 2002, following a Group sustainability audit procedure at the site. A local stakeholder workshop was organised at the same time (see Page 23).

A site's performance is audited against the following documents in a sustainability audit:

- Objective- and target-setting at Group level, and at divisional and site level, if appropriate.
- The Group SHEQ Policy, and related divisional and site policies
- The Danisco Position Paper on Modern Biotechnology, and related divisional and site policies
- The Danisco Position Paper on Animal Trials, and related divisional and site policies
- Danisco's Corporate Social Responsibility Policy, and related divisional and site policies
- Group Crisis Management Procedure
- Verification recommendations, if appropriate
- EHS data
- Stakeholder dialogue

As Danisco is a vital player in the food production value chain, all the issues specified in these documents should be addressed with respect to downstream and upstream partners. In addition, the following issues should also be addressed:

- All standards relevant to the site: ISO 9001, ISO 14001, OHSAS 18001
- Division-specific guidelines and recommendations
- Site-specific requirements, such as GMP, HACCP, etc.

As this was the first corporate audit of this type to be carried out, the exercise was done in the form of a review rather than an official audit.

Findings

The mission of Danisco Ingredients' Malaysian site is to be customers' preferred supplier, supporting Danisco's vision of being the most efficient and innovative one-stop supplier of value-added functional ingredients to the international food industry.

The site's total quality management is based on the following components:

System	Scope	Status
ISO 9002 ISO 9001:2000	QA for the entire organisation and operations	Certified 1997 Targeted to be in place in July 2003
ISO/IEC Guide 25	QC testing competency	In place
GMP & HACCP (AIB Standards, MS 1480)	Food safety systems for manufacturing and distribution	In place. GMP inspection in 1999, HACCP certification in 2000
ISO 14001	Environmental management	To be certified in October2002
OHSAS 18001	Occupational health and safety management	To be certified in October 2002

Danisco Malaysia believes that this system of total quality management will provide a platform for sustainable development that will enable the organisation to create value-added solutions for customers and to deliver on the expectations and needs of shareholders and other stakeholders.

As the site had just gone through the document review for its upcoming ISO 14001/ OHSAS 18001 certification a week previously, a full environmental audit was not conducted; the findings of the third party were discussed, however.

These findings highlighted the fact that, despite having ongoing improvement programmes with mainly

qualitative target-setting, the site lacks objective-setting with quantitative, measurable targets. This is planned, however, and will be supported by Danisco's EHS database. The site is already addressing its procedures for identifying all legal requirements for compliance. In the health and safety area, more extensive risk control measures are being developed. Emergency preparedness and response regarding confined space work needs further improvement, and corrective measures to address this are now being undertaken.

In the area of SHEQ and product safety, the site has a good understanding of, and complies with Group and divisional-level policies, procedures, and guidelines. The only exception to this is the divisional guideline for minimum environmental requirements and methodology for risk assessment. Both of these documents will need to be taken into account when updating the environmental and occupational health and safety management systems.

The site was visited by Environmental Resources Management (ERM) last year in the course of verifying Danisco's Sustainability Report 2001. The recommendations given then have been implemented, except for those covering a measurement system for VOCs and a separate drainage system for the solid waste area. The measurement of VOCs is no longer relevant as production of alcohol esters has stopped, but the drainage issue needs to be addressed.

The site manages food safety proactively through its GMP and HACCP programmes. The allergen programme is in the early stage of implementation and needs more time to be fully addressed. All these elements, together with GMO traceability, have been taken into account in formulating the site's supplier criteria. Suppliers have been informed of the upcoming ISO 14001 certification.

The procedure for crisis management is good and includes product recall. However, it was suggested that the site should consider adding procedures for natural disasters and terrorist acts. The level of site security was found to be good and in line with divisional requirements. The procedure for the tamper evident sealing of end-products was in excellent order and the recommendation was to switch the focus to similar sealing procedures by suppliers.

Being a new area of focus for Danisco as a whole, social issues have not been addressed as part of Danisco Malaysia's supplier criteria. As a result of the review, the site was asked to consider implementing child labour, forced labour, discrimination, and freedom of association as its social criteria for suppliers.

Danisco's Corporate Social Responsibility – Reviewing the policy at Danisco Malaysia
Danisco's SHEQ team also reviewed Danisco's Policy on Corporate Social Responsibility from a site-level perspective in Malaysia. The policy was published in autumn 2001 and comprises three main elements: protection of human rights, with an emphasis on labour rights, business ethics, and supply chain monitoring.

The review was conducted with the specific objective of evaluating the relevance, applicability, and understandability of the policy from the Malaysian perspective, and discussing current local management practices within the area.

The review methodology consisted of two main phases. Prior to the visit, a desktop review was conducted to evaluate the general Malaysian environment regarding corporate social responsibility and to review the relevant documented policies and guidelines at Danisco Malaysia. The second phase of the review was conducted at the site and comprised a site tour, management and employee interviews, and review of the social indicators collected by Danisco Malaysia.

The policy covers the main corporate social responsibility aspects as understood by current standards and best practice in this area fairly well. In general, Danisco Malaysia does not appear to have encountered any major obstacles in implementing corporate policy, and the company is already collecting data on a number of social issues, such as gender and age distribution in different employee categories, staff turnover, working hours, and wage rates compared to industry averages. See Tables 7 and 8.

Work to collect information on country-specific issues and risks within corporate social responsibility will continue as part of the stakeholder workshop objectives to broaden Danisco's overall understanding of this field. The results from the stakeholder workshop conducted at Danisco Malaysia also gave good insights into possible practical actions around these issues (see Page 23).

Table 7. Danisco Malaysia Gender Distribution

Category	Male	Female	Total
Senior Management	3	1	4
Executives	17	12	29
Clerical	6	16	22
General worker (Security Guard)	5	0	5
Innovation/QC laboratory	9	2	11
Warehouse/Production/ Maintenance	79	0	79
Total	119	31	150

Table 8. Age Distribution

Age Group	Total %	Age Group	Total %
Below 16	0	36–40	18
16–20	1	41–45	9
21–25	17	46–50	3
26–30	21	Above 50	8
31–35	23		

Verification Statement

ERM was asked to verify Danisco's Sustainability Report for 2002. Our scope was broad, covering both validation of data and a broader assessment of the Report for balance and fairness. In conducting our verification we referred both to the main international reporting standards, and recognised industry best practice

Verification involved visits to two Sites selected by us following consultations with Danisco; one in Europe, and one in the United States. As the Company has grown through acquisition, we visited one Site which had been acquired within the previous year to give us an insight into integration of approaches to Sustainability. We briefly toured the Sites, held discussions with site management and ran workshops to review how Safety, Health, Environment and Quality (SHEQ) issues are managed. We also discussed issues and management systems with operations and support functions at Group and Division level, and interviewed Executive Board members. Data was checked on a sample basis, and systems for data gathering and processing were reviewed at Site, Division and Group level.

General comments

This is Danisco's second year of full Sustainability reporting, and this Report builds on the excellent start made last year. In the nine months since the previous Report it is clear that the understanding of Sustainability has advanced and gained coherence throughout the organisation, even though there is not really significant evidence of performance improvement. We are confident that this 'consolidation' period was necessary, and that it provides a good foundation for progress in the future.

The publication of this Report confirms Danisco's place among the leaders in the food industry on Sustainability.

Our findings and recommendations are summarised below:

Sustainability Vision and Strategy

- There has been good progress on alignment of the Vision for sustainability in Danisco. We found Executive Board members, senior Division management and Group support functions well aligned on the concept and its importance to the Business.
- There has been some re-organisation in recent months as the organisation has grown. There is evidence that new arrangements – such as the direct reporting line from the Sustainability VP to the CEO, the proposal to set up a Sustainability Advisory Board, and the intention to merge the former Group and Division SHEQ organisations – will provide a good foundation for further progress on Sustainability in the coming year.

Report and Data Management

- Performance data is being moved to a data warehousing solution. This will almost certainly improve the utility of the SHEQ performance data.
- Data accuracy continues to improve. Data assurance at Division level is good, but we would like to see more evidence of site-based data assurance.

Management of Sustainability

- Good progress has been made on Sustainability Audits in several areas. While the coordinated Group programme is still under development, many audits have been conducted with scopes that cover many of the issues, and good practice has been shared between Sites as a result.
- Good progress has also been made on integrating Sustainability considerations into the assessment of suppliers.
- We recognise the difficulties that Danisco faces with reporting progress since the publication of the 2001 Sustainability Report (for example, the shorter reporting period, Division re-structuring and SHEQ Group re-organisation). However, we would have expected more progress on at least one or two of the following areas which we highlighted last year:
  - Issues management and crisis response
  - Site-based data assurance
  - Formal processes for exchange of best practice between Sites and among Divisions
  - Reporting performance and demonstrating progress on the Social Policy
  - Better use of data to support decision-making
  - Integration of Sustainability considerations into Group / Division business processes
- On crisis management, plans depend heavily on the experience and initiative of senior management.
- Sharing best practice has improved between sites, although there is still an opportunity for more systematic sharing to benefit sustainability and other aspects of Danisco's business.
- As the Report says, active dialogue has begun on the Corporate Social Responsibility Policy, and key performance indicators are under development. We found evidence of good practice on social responsibility in the areas we visited, although we also found that 'active dialogue' has not yet reached some sites.

Simon Berkeley

ERM

Summary Table

	Energy	Emissions to air [1]		Waste [3] [4]							
	Total Energy Usage, TJ	CO_2 Emissions,[2] 1,000 t	SO_2 Emissions, t	Landfilled waste, t	Incinerated waste, t	Recycled/ recovered waste[5], t	Temporary waste[6], t	Total waste, t	Total waste without any beet origin material, t	Beet Soil[7], t
Danisco Ingredients										
1999/2000	3 334	156.9	1 718	10 974	1 520	154 728	808	168 029	168 029	
2000/2001	3 313	172.0	1 778	11 888	1 970	154 583	302	168 744	168 744	
2001/2002	3 485	172.4	1 914	15 768	2 728	176 943	1	195 441	195 441	
Danisco Sugar & Danisco Seed										
1999/2000	10 539	680.3	1 361	10 973	699	178 761	31 593	222 027	41 273	518 412
2000/2001	9 837	617.0	1 218	5 716	651	106 642	22 660	135 670	26 024	538 870
2001/2002	9 554	550.1	1 095	1 227	657	17 437	0	19 320	19 320	779 374
Danisco Sweeteners										
1999/2000	1 623	23.8	0.1	1 821	156	2 986	0	4 964	4 964	
2000/2001	1 503	17.4	0.1	2 150	57	2 233	0	4 439	4 439	
2001/2002	1 452	16.6	0.1	2 137	79	2 157	0	4 373	4 373	
Total										
1999/2000	15 497	860.9	3 079	23 768	2 375	336 475	32401	395 019	395 019	518 412
2000/2001	14 653	806.4	2 996	19 755	2 679	263 457	22962	308 853	308 853	538 870
2001/2002	14 491	739.1	3 009	19 132	3 464	196 537	1	219 134	219 134	779 374

Some data published in the Sustainability Report 2001 has been revised due to errors detected during this reporting period.

1) Does not include CO_2 or SO_2 emissions for purchased electricity.

2) In some cases, CO_2 emissions from burning biogas produced from waste-water treatment at the site have been included.

   In the 2001/2002 financial year, these emissions are not included as the biogas is a renewable energy source.

   The CO_2 from biogas accounted for approximately 3,000 tonnes in previous years.

3) Starting from the 2001/2002 financial year, the Sugar Division does not report any sugar beet origin material under waste.

   See 'Total waste without any beet origin material' for comparison.

4) Some waste figures for the 1999/2000 financial year are based on estimates.

5) Recycled/recovered waste includes beet waste (151,570 t), of which 45,100 t is beet soil (99/00) and 87,460 t (00/01), respectively.

   Recycled/reused waste includes beet origin waste 151,570 t (99/00), of which 45,100 t was beet soil. In (00/01) beet origin waste totalled 87,460 t and beet soil was zero.

6) Temporary storage on site includes stones from sugar beet: 24,140 t (1999/2000) and 15,240 t (2000/2001). The figures exclude gravel (99/00; 4,620 t and 00/01; 3,700 t) stored at the Köpingebro site for further use.

7) The definition of beet soil has changed for the 2001/2002 financial year. Beet soil is now defined as dirt tare with stones, gravel, and sand.

Summary Table

	Packaging	Water	Waste water [8]					Expenses
	Total packaging, t	Drinking water, 1,000 m³	Own WWTP, 1,000 m³	BOD[9], t	COD[9], t	P, t	N, t	Environmental expenses, million DKK
Danisco Ingredients								
1999/2000	6 571	4 833.2	1 772.5	250.1	249	4.1	36.4	
2000/2001	6 494	5 046.4	1 603.4	249.2	180.4	4.6	22.7	
2001/2002	6 393	4 999.2	1 650.5	397.2	270.3	4.8	26.3	
Danisco Sugar & Danisco Seed								
1999/2000	8 559	1 311.0	6 058.3	5 186.1	8 120.6	18.7	258.7	
2000/2001	8 760	1 197.3	5 628.2	2 582.7	4 167.3	12.4	237.0	
2001/2002	7 720	1 161.2	5 853.7	4 564.4	6 593.1	14.5	245.2	
Danisco Sweeteners								
1999/2000	873	1 103.8	234.1	59.0	333.6	3.8	4.6	
2000/2001	1 000	1 003.3	215.0	47.6	235.7	4.6	3.4	
2001/2002	1 252	814.4	185.0	54.6	294.0	7.6	3.2	
Total								
1999/2000	16 003	7 248.0	8 064.9	5 495	8 703	26.5	300	196
2000/2001	16 254	7 247.0	7 446.6	2 880	4 583	21.7	263	197
2001/2002	15 365	6 974.7	7 689.2	5 016	7 157	26.9	275	210

8) Wastewater purified at in-house wastewater treatment plants. Loading figures also include cooling water when analysed.

9) The reduction in the BOD load (00/01) for Danisco Sugar is mainly due to the introduction of a new anaerobic treatment plant at Nykøping. The increase in the BOD/COD load for the 2001/2002 financial year is due to brittle beets.

Glossary of Terms and Abbreviations

AIB *American Institute of Baking.* AIB International provides food safety and hygiene education, training, and audit services to food processors around the world. Many customers use its comprehensive GMP audit services as a guarantee of suppliers' performance in terms of food safety.

Auditing A systematic and independent examination to determine whether quality and environmental activities and related results comply with planned arrangements. Audits are designed to ensure that arrangements are implemented effectively and are compatible with achieving objectives.

BOD_5/BOD_7 *Biological Oxygen Demand.* The amount of oxygen needed by micro-organisms to break down organic matter in effluent. Usually measured over a period of five or seven days under standard conditions.

COD *Chemical Oxygen Demand.* The amount of organic materials in waste water. The amount of oxygen needed to fully break down all the organic matter contained in effluent.

The Dow Jones Sustainability World Indexes
The Dow Jones Sustainability World Indexes (DJSI World) track the performance of companies that lead the field in terms of corporate sustainability on a global basis. All indexes of the DJSI World family are assessed according to the same corporate sustainability methodology and respective criteria.

The Dow Jones STOXX Sustainability Indexes
The Dow Jones STOXX Sustainability Indexes track the European sustainability leaders. The DJSI STOXX components are the leading 20% of the Dow Jones STOXX 600 Index.

EMAS *EU Council Regulation* (no. 1836/93/EC of 29 June 1993). The Environmental Management and Audit Scheme covers industrial companies' voluntary participation in a common environmental management and audit scheme.

Genetic modification A new area of biotechnology that allows inheritable material within an organism to be modified in a specific and controlled way.

GMM *Genetically Modified Micro-organism.* A micro-organism that has been modified using genetic engineering. Micro-organisms of this type include bacteria, moulds, yeasts, protozoa, and algae.

GMO *Genetically Modified Organism.* An organism that has been modified using genetic engineering, such as plants, microbes, and animals.

GMP GMP refers to the *Good Manufacturing Practice* Regulations promulgated by the US Food and Drug Administration under the authority of the Federal Food, Drug, and Cosmetic Act. The regulations address issues including recordkeeping, personnel qualifications, sanitation, cleanliness, equipment verification, process validation, and complaint handling.

Green Accounts A reporting system used in Denmark. The Danish Environmental Protection Act of 1995 has been expanded to include requirements for green accounts to be drawn up by specified companies, which must submit annual accounts and reports on specific environmental and resource parameters to the Danish Commerce and Companies Agency.

HACCP *Hazard Analysis Critical Control Points.* A self-evaluation system for identifying the most critical steps of a process with respect to food safety and quality and their appropriate management. The system is usually inspected and approved by local food authorities.

IPA *Isopropyl Alcohol,* CAS No.: 67-63-0. A flammable, colourless liquid with an odour resembling alcohol.

ISO *International Organization for Standardization.* The ISO standards on quality management (ISO 9000 series) and environmental management (ISO 14001) have been widely adopted.

Modern biotechnology The use of living organisms, cells, or enzymes to produce foods, medicines, and other products. Molecular biological tools, such as genetic engineering, play an important role in modern biotechnology.

OHSAS The *Occupational Health and Safety Assessment Series* (OHSAS) –18001 are the drivers for a systematic approach to occupational safety and health programmes, and the first internationally agreed standard for safety. The standard emphasises the use of proactive and preventive practices for identifying hazards and evaluating and managing work-related risks.

Regulatory affairs A function within a company responsible for ensuring that its business activities are compatible with legislation and agreed ethical standards relating to quality, safety, and consumer protection.

Responsible Care A voluntary environmental and security management programme that is widely used in the international chemical industry. Contains similar elements to EMAS and ISO 14001, although reporting requirements are specified differently.

RO *Reverse Osmosis.* A technique used to purify water to remove salts and other impurities. Can also be used to desalinate seawater.

Self-assessment A systematic approach for identifying strengths and development areas, and targeting resources to key improvement areas. Self-assessment tools are used for measuring performance against a wide range of key indicators, covering areas such as customer satisfaction, products, services, operations, and finance. A number of national self-assessment criteria have been developed, such as the Malcolm Baldrige Award.

Sustainable Development An approach that focuses on using the earth's resources in a way that secures current needs and contributes to the beneficial development of mankind and does not compromise the needs of future generations. The concept originates in the 1987 Bruntland Report: "Our common future".

Verification A process making use of examination and objective evidence to confirm that specified requirements have been fulfilled.

VOC *Volatile Organic Compounds.* An abbreviation for organic solvents released into the atmosphere.


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a presentation





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part of life
24 hours a day



DANISCO

Danisco ingredients in most food products

Danisco ranks among the world's largest producers of ingredients for food and beverages. Danisco is also a leading supplier of sweeteners and one of Europe's most efficient sugar producers. The bulk of our products are sold to food manufacturers, whereas our sugar products are sold to both consumers, under the trademark Dansukker, and the food industry.

Danisco's vision is to be the leading supplier of ingredients to the global food industry, and Danisco already ranks number 1 or 2 in a large number of our product categories.

In the period between 2000 and 2005, we aim to double net sales in the business areas of food ingredients and sweeteners by developing our existing companies through organic and acquisitive growth. In the business area of sugar, the goal is to achieve increased profits on the basis of unchanged net sales.

Danisco is listed on the Copenhagen Stock Exchange. Our head office is located in Copenhagen, Denmark and we have R&D centres, production facilities and sales companies in 38 countries spread across five continents.

Mini lexicon

Products	Function	Raw ingredients
Animal nutrition	Enzymes (increase nutritional intake), betaine (reduces dehydration) and flavours (improve taste)	Enzymes and flavours: See elsewhere in table. Betaine is extracted from sugar beets
Bulking agents	Speciality carbohydrates that enhance mouthfeel and texture in desserts, bakery products and beverages. They are typically used to reduce sugar and fat	Produced by synthesis of natural carbohydrates, typically dextrose
Cultures	Micro-organisms used to acidify milk in the production of yoghurt, butter and various cheeses, etc.	Raw milk and bacterial strain collections
Emulsifiers	Make it possible to mix water and oil - used in e.g. margarine, mayonnaise, bread and ice cream	Primarily vegetable oils, e.g. palm oil
Enzymes	Proteins used to give bread greater volume and softer crumb structure and to make dough easier to knead	Made by fermenting micro-organisms
Fat replacers	Replace fat and oil in processed food	Fat with a low-calorie content - made from vegetable oils
Flavours	Add flavour to a range of food products and beverages such as soft drinks, cakes, sweets, margarine, yoghurt and ice cream	Primarily natural flavours extracted from fruits, berries, etc. However, flavours may also be produced chemically
Functional systems	Used as ingredients in ice cream, yoghurt, dairy products, UHT milk, etc.	Customised blends of stabilisers and emulsifiers and/or other ingredients
Natural protectants and antioxidants	Prolong the shelf-life of food products	Made by synthesising or fermenting micro-organisms
Stabilisers	Act as thickener and gelling agents and provide mouthfeel in e.g. jam, dressings, sweets and yoghurt drinks	Citrus fruits (pectin), seaweed (carrageenan and alginate) and beans from the locust tree (locust bean gum)
Sugar	A spice, flavour enhancer and protectant	Sugar beets and sugar canes
Sweeteners	An alternative and supplement to sugar in a number of products, e.g. chewing gum, beverages, toothpaste, sweets and scores of sugar-free products	Mainly produced from natural raw ingredients, e.g. xylitol extracted from birch trees



facts



24 hours a day, billions of people around the world eat food containing Danisco products. On the breakfast table, you find the products in items such as yoghurt, cheese and jam, as well as in one of every four loaves of bread produced in bakeries around the world. In the evening, Danisco is in your pasta, pizza or wok dishes.

By and large, food ingredients, sweeteners and sugar are essential to the majority of the groceries we find on the shelves of a modern supermarket: Without them, jam would be too runny, soft drinks would not have the right sweetness or taste, chewing gum would be too hard, and ice cream would lack bite and texture. As a matter of fact, every other ice cream consumed around the world contains products supplied by Danisco.

When you go to bed or have a quick midnight snack, people in other countries wake up to the scent of coffee containing Danisco flavours. We are part of many meals around the world – 24 hours a day.

This presentation of Danisco is based on our five core values that pervade all we do and say. In it, you can find examples of how Danisco innovates, creates value, develops competencies, takes responsibility and how highly we value dialogue.

Yours sincerely,

Alf Duch-Pedersen
Chief Executive Officer

Ice cream is more than meets the eye

Roughly half of all ice cream in the world contains ingredients from Danisco. The ingredients may include locust bean gum, pectin from citrus fruits, sugar or the sweetener lactitol, which is derived from milk sugar.

A world of difference
However, ice cream comes in various forms: Northern Europeans like their ice cream creamier than Southern Europeans. Asians want super-fresh ice cream that from the very first bite quickly releases the distinctive taste of vanilla, green tea or any number of other flavours. The Americans prefer something in between.

Ice cream can also be adjusted to suit other consumer needs, for example in regard to calorie content, sweetness and the time it takes for the ice cream to melt.

Products are developed and improved in close, confidential cooperation with the individual ice-cream manufacturer. Danisco has accumulated its extensive knowledge of foods – not only ice cream, but also bread, pasta, noodles, cheese, yoghurt, soft drinks, etc. – through intensive research and studies on food trends.

Great taste!

If you visited a US campus about a decade ago, you would typically find 20 bars and one coffee shop. Today, the tables have turned in many places. Coffee has become a lifestyle beverage, especially when flavoured with e.g. cinnamon, hazelnut or vanilla.

Flavours for hot beverages are an interesting niche for Danisco, and in North America, Danisco is the leading supplier of coffee flavours.

Incidentally, vanilla is the most used flavour in the world – and Danisco is one of the world's largest buyers of natural vanilla.



What we do		How we do it
We create value	We create value for our customers, shareholders, employees and the societies in which we operate by being the leading food ingredients company	• We create value for customers through a profound understanding of their business and by understanding the demands and needs of the consumers • We create value for shareholders through continuous profit and growth • We create value for employees by maintaining and improving their employability • We create value for the societies in which we operate by integrating sustainability in the things we do



facts

Danisco's objective is to create value for

- customers
- shareholders
- employees
- society

New high growth markets

By maintaining a high growth rate, Danisco is able to satisfy its customers, shareholders, employees and society. In markets with highly developed food industries such as Australia, Canada, Japan, the USA and Western Europe, Danisco has continued to strengthen its market position. In many emerging markets, including Asia, processed foods are growing rapidly and, consequently, Danisco invests heavily in precisely these parts of the world.

Processed foods are a highly sought-after luxury in many emerging markets and in Danisco's product areas, annual growth rates of 10 to 30 per cent are not unusual. The largest emerging market is China's affluent middle class, numbering some 150 million people, who supplement staples such as rice with processed foods. This section of the population is forecast to grow rapidly over the coming years.

Danisco is present in the new markets. In 1999, Danisco established an emulsifier plant in Kunshan close to Shanghai and in spring 2002, a new flavour house opened in the same location. Business acquisitions also contribute to growth. One example is the 2001 acquisition of the ingredients company Germantown, with production facilities in Australia, New Zealand and other countries. The acquisition made Danisco the leading supplier of functional ingredients to the dairy and ice-cream industries in the entire Asia-Pacific region.

How to ensure growth

Danisco's path to success in emerging markets:

- In-depth knowledge of local market conditions
- Awareness of present and future consumer needs
- Close cooperation with food producers
- Development of customised technical solutions
- Short delivery times
- Quick and flexible service
- Development of new types of ingredients
- New ingredient applications

Well-known product reaches new heights

Creativity has generated new growth in sales of xylitol, a sweetener extracted from birch trees.

The pharmaceutical industry was once the only significant group of customers for xylitol, but over the last decade, sales to the food industry have boomed and now dwarf sales to the pharmaceutical industry.

One of the main reasons why xylitol has quickly become an alternative to other sweeteners and sugar in Europe and the US is that independent research findings from the 1970s to date have shown that xylitol inhibits oral bacterial growth and helps reduce the development of dental caries.

When xylitol was about to be launched in Japan in the late 1990s, Danisco concentrated its marketing efforts on dentists.

The strategy paid off. A survey shows that today two thirds of Japan's 60,000 dental clinics sell xylitol chewing gum to their patients.

A marketing campaign in South Korea focused on the home country of xylitol, Finland, as a clean and healthy place to live, and within a short time, xylitol chewing gum captured a substantial market share. In addition, the south Koreans' consumtion of chewing gum is increasing rapidly.

Today, Danisco is the world's largest producer of xylitol.

Increased customer focus

Danisco's objective is to be among the leading sugar companies in Europe by 2006. That is why we are increasing focus on our customers in both the food industry and among the consumers. This is carried out through close product development co-operation with the industry and by launching new modern sugar products under the trademark Dansukker to consumers in the Nordic countries and Baltic states.

In addition, we concentrate on continuous improvements through e.g. optimising production and working methods. Logistics, customer service, quality and food safety are also primary focal points as is developing employee competencies.

Negotiations between the EU and the World Trade Organization (WTO) take place on a continuous basis. The purpose of the negotiations is to liberalise international trade in agricultural products and, in the long term, it is expected that the negotiations will influence the EU's current sugar regime. The next general revision of the sugar regime is to take place in 2006.

These are some of the reasons why Danisco has invested DKK 1.6 billion (approx. EUR 216 million) over the last five years in rationalising and enhancing the efficiency of its sugar factories.

Research and Development

Costs per employee

DKK 1,000

50
40
30
20
10
0

97/98 98/99 99/00 00/01 01/02

Research and Development is one of Danisco's core activities.

By acquiring new knowledge and combining it with existing know-how, Danisco develops products that enable the food industry to efficiently meet consumer demands.

Extensive research

Consumers demand quality, good taste and a wide range of goods. In order for the food producers to keep up with consumer demands, new products should be developed and existing products improved. Danisco plays an important and indispensable role in this process.

R&D primarily aims at the following business areas:

- Bread
- Beverages
- Sweets/chocolate
- Dairy products
- Frozen desserts
- Fruit-based products, e.g. jam for yoghurt
- Oils and fat
- Feed

In addition to in-house research and development, Danisco also invests up to USD 20 million in its associated undertaking, Genencor International. Since 2000, Danisco has been cooperating with the US company on development projects in biotechnology and the first products are expected on the market in 2004.



What we do		How we do it
We are innovative	We challenge the present in order to create tomorrow's solutions	• We are open-minded about new ideas and new ways of doing things • We use our knowledge and creativity for innovation and continuous improvements



Research behind everyday food

Considerable research goes into the development of ordinary, everyday food – research that can take years to complete.

The enzyme hexose oxidase, commonly referred to as the HOX enzyme, is an example of this. The enzyme improves dough elasticity and the volume and crumb structure of bread. It also provides practical benefits for industrial pizza production, as the enzyme can control the browning of the cheese layer during cooking.

The much sought-after enzyme is derived from seaweed which, however, contains only very limited quantities of the enzyme, rendering profitable production impossible. Danisco scientists spent several years identifying a method to produce the enzyme in adequate quantities and in 2002, Danisco announced that by applying modern biotechnology its scientists had found the solution.

The launch of the enzyme was the result of many years' research and is one of many examples of how Danisco helps the food industry meet consumer demands.

Beneficial food

Another example of Danisco's high priority on research is the development of cultures for dairy products.

In 2001, Danisco obtained licences for two cultures used in yoghurt and other products. These are probiotic cultures that can strengthen the immune system, and which were developed during a five-year project by leading researchers in New Zealand. The term probiotic stems from the Latin-Greek word *pro* and the Greek work *bios* and can be translated into „beneficial to (pro) living (bios) organisms."

The first product, to be marketed primarily in Europe and the United States, has been named HOWARU™ Bifido. The name refers to the English „How Are You." „Bifido" is part of the Latin name for this particular bacterium.

HOWARU™Bifido is categorised as a functional ingredient – i.e. an ingredient that enhances people's health and sense of well-being or prevents diseases. Food containing functional ingredients is undergoing rapid development, and the following years are expected to bring more of this type of food.

From molecule to food

Many factors come into play when Danisco develops food ingredients – but it always begins with a molecule, since researchers start with the composition and structure of the product's smallest components.

Next, they create and thoroughly test the new product, before subjecting the product to the ultimate test: the taste experience of the final food product.

In the process of creating the new product, various experts are called in from areas such as: Biotechnology, microbiology, chemistry, health & nutrition, separation, process development, food technology as well as hypersensitivity and allergy.



Knowledge systematised

In a company operating in many countries worldwide, it is necessary to systematise the sharing of knowledge and experience. To accommodate this need, Danisco has established networks, expertise centres, etc., each of which helps to:

- Maintain and share existing knowledge
- Encourage the development of new products
- Secure rights via patents
- Offer economies of scale
- Translate knowledge into earnings



Chocolate-coated ice cream

may contain the following Danisco ingredients:

- **Sugar** Provides sweetness and texture
- **Sweeteners** Provide sweetness and texture
- **Flavours** E.g. vanilla
- **Stabilisers** Bind water and prevent big ice crystals from forming while the ice cream freezes. Stabilisers also give the ice-cream texture and bite
- **Emulsifiers** Help create a creamy sensation as well as a smooth chocolate coating
- **Functional systems** A mixture of emulsifiers and stabilisers tailor-made for each customer

What we do		How we do it
We build competencies	We develop new knowledge, new skills and new attitudes in order to constantly improve our company	• We have a challenging working environment where continuous learning and development are natural parts of everyday life • We learn from each other in an organisation without boundaries



facts

Employees – the paramount asset

Knowledge, experience and an innovative approach are key priorities at Danisco, which has set ambitious growth targets for the years ahead. The challenges are great, and it will be exciting to meet them. To a wide extent, the success of a modern company depends on its ability to attract the right employees. Therefore, Danisco gives emphasis to offering competitive terms and conditions of employment as well as an inspiring working environment.

Training, education, an international environment and a broad range of jobs ensure that the employees can change tracks and have their requests for new challenges fulfilled. These opportunities for constant personal development mean that the employees increase their own „market value" – also if they want to seek employment elsewhere later on.

Knowledge sharing is necessary in order to maintain, and make full use of, the skills and competencies available in the company. This is why Danisco, over the past few years, has designed systems to strengthen cooperation across the divisions and departments of the company.


Safelir

Close partnership ensures a good start

A good start in a new job presents an opportunity to quickly build own competencies. The so-called peer training programme ensures that new employees in the production facilities are always linked to at least one experienced colleague for a certain period of time. Besides knowledge of production processes at the factory, new employees are given detailed information about Danisco's procedures, for instance, clothing and hygiene matters. Similarly, safety instructions are of prime importance.

Customised management development

Danisco has created various international development programmes, which are carried out internally or in close cooperation with professors from leading business schools, such as IMD in Switzerland and INSEAD in France. The programmes are wide-ranging and directed at both the newly appointed and the very experienced manager.

Young Managers Programme is one of Danisco's international development programmes. Here, newly appointed managers go through a personal development programme with challenges designed to develop the individual's potential.

First, the team participants practise different management situations, which identify the individual manager's strengths and weaknesses. Then the further course of events is mapped out so that every participant obtains precisely the tools that are required to make him or her a professional manager. In the development programme, various workshops are conducted on a parallel basis, where the participants choose to follow the workshop that best suits their specific development needs.

If, for example, a participant finds it difficult to handle conflicts, special attention is focused on this problem. The goal is to ensure that the manager can cope with day-to-day management situations in an effective and constructive manner.

Throughout the programme, every participant will have a Danisco senior manager designated to serve as his or her sounding board and coach.



A clean and safe company

From 2000 to 2002, Danisco's Mexican-based pectin plant implemented a comprehensive environmental management project in close cooperation with the Colima government for the purpose of being accredited as a „Clean Company".

To attain this accreditation, the company needed not only to comply with new, strict statutory requirements, it also needed to take further steps in a number of vital areas.

A similar one-year project will be launched, targeted at achieving „Safe Industry" accreditation.

Furthermore, the factory is about to have its quality management system ISO 9001 certified, just as an ISO 14001 documented environmental management system will be ready in 2003.

Sustainable developement

Danisco focuses on four factors:

- Safety, health, environment and quality
- Product safety
- Environmental ethics
- Social conditions and good business practice

Dialogue and involvement = safety

Spending time on dialogue with colleagues at every level of the organisation is important at Danisco, just as dialogue with external parties has high priority. Dialogue and communication have become management tools in the Group.

One example of how communication can help change old habits and attitudes is „Project Stumbling Stone" implemented in Danisco's three Danish-based sugar factories. Between them, they employ about 800 people, and from 1995-2001, the number of accidents a year resulting in staff absence was halved from 60 to slightly under 30.

The key words from the outset of the project were dialogue and involvement. All employees attended courses in psychology and problem solving. A new system for reporting safety problems was introduced, making it easy for employees to pinpoint potential risks. Immediate action is taken to eliminate any risk registered, and employees also help crush the „Stumbling Stone," as the safety problem is generally dubbed.

Denmark's National Working Environment Authority was involved as an external cooperation partner, making its expertise available to the project. Rather than acting as a regulator, the public authorities became a partner in the project.

This successful dialogue in „Project Stumbling Stone" has meant that staff and management today fully support health and safety work. Project implementation was not „without costs", but the investment yielded a handsome profit as staff satisfaction improved and the number of absence days dropped.



What we do		How we do it
We take responsibility	We take responsibility for our company, for ourselves and for our surroundings	• We all take responsibility for the quality and safety of our products and for safety at the workplace • We know our business objectives and our contribution, and we are committed to achieving our objectives • We act as responsible neighbours wherever we operate



facts

Danisco – part of the local community

Anybody who has tried to prepare jam knows the importance of using a gelling agent. Made from citrus peel, pectin is an ideal gelling agent for both jam and other food.

Danisco's Mexican-based pectin plant is located in Tecomán on the Pacific coast of Mexico just over 500 kilometres west of Mexico City. Not only does the plant provide a considerable number of local jobs, its production also benefits the cattle breeders residing in the state of Colima, because citrus peel - once pectin has been extracted – has turned out to be a valuable feed supplement for animals.

Before introducing this arrangement, Danisco joined forces with the local university to examine the possibility of combining citrus peel with conventional cattle feed. The results were presented at a meeting at which 80 per cent of the cattle breeders in Tecomán, and some from the city of Colima, were represented and given thorough instructions. Apart from paying a symbolic amount, charged for taxation purposes, the cattle breeders need only arrange for transport from the plant to the individual farms.

Diverse activities

Danisco also provides financial support to a range of other projects in Mexico, aimed at contributing to society at large, such as a biological centre helping to ensure the survival of turtles. Furthermore, Danisco sponsors a nursing home, the Red Cross local office and a Catholic-Indian school in a monastery founded by a monk, Jacob of Denmark.

Moreover, the pectin plant in Tecomán has been appointed to sit, as a representative of the state's industrial companies, on a public board set up to ensure sustainable use of Mexico's limited water resources. The government of Colima has involved not only general industry, but also the agricultural sectors, local authorities and a number of public authorities, in this interdisciplinary project.

Cleaner beets

Earth, gravel and stones tend to stick to sugar beets. Sugar factories spend a lot of resources on removing such material, just as the earth makes transport from beet growers to factories heavier, resulting in higher energy consumption.

So, in the clean beet project, Danisco has not only been in dialogue with producers of agricultural equipment to improve machinery, but also cooperated with growers to create a financial system that makes it attractive for growers to supply beets that are as clean as possible.

Today, volumes of earth brought into Danisco's factories in Denmark and Sweden have dropped by 50 per cent, compared to the levels seen ten years ago.

Reputation and responsibility

A company must take responsibility and contribute to society at large. No question about that.

Consequently, companies focusing on fulfilling this objective should add significant resources into areas such as safety, health, environment, quality, social responsibility and good business practice.

A company must act responsibly internally as well as externally towards customers, investors, neighbours, politicians, authorities and towards the environment to be passed on to future generations.

Danisco wants to act responsibly and has a tradition of being a good citizen. Besides observing the legislation of individual countries as a matter of course, Danisco has – not least in recent years – done its utmost to make a difference in many areas, promoting responsibility and sustainable development.

This effort will bring us closer to creating value on a sustainable basis for our customers, shareholders, employees and society.

These are but a few examples of Danisco's efforts to become an even better citizen, but Danisco's report on sustainability, issued for the first time in 2001, contains more examples.

Dialogue and involvement = safety

Spending time on dialogue with colleagues at every level of the organisation is important at Danisco, just as dialogue with external parties has high priority. Dialogue and communication have become management tools in the Group.

One example of how communication can help change old habits and attitudes is „Project Stumbling Stone" implemented in Danisco's three Danish-based sugar factories. Between them, they employ about 800 people, and from 1995-2001, the number of accidents a year resulting in staff absence was halved from 60 to slightly under 30.

The key words from the outset of the project were dialogue and involvement. All employees attended courses in psychology and problem solving. A new system for reporting safety problems was introduced, making it easy for employees to pinpoint potential risks. Immediate action is taken to eliminate any risk registered, and employees also help crush the „Stumbling Stone," as the safety problem is generally dubbed.

Denmark's National Working Environment Authority was involved as an external cooperation partner, making its expertise available to the project. Rather than acting as a regulator, the public authorities became a partner in the project.

This successful dialogue in „Project Stumbling Stone" has meant that staff and management today fully support health and safety work. Project implementation was not „without costs", but the investment yielded a handsome profit as staff satisfaction improved and the number of absence days dropped.



	What we do	How we do it
We believe in dialogue	We engage in an open and honest dialogue, both internally and externally	• We listen, discuss and invest time in dialogue with colleagues throughout our organisation • Our communication and dialogue with our surroundings are a foundation for the sustainability of our business



20°C
SBW-borosilicate
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facts

Dialogue via the Internet

Being an open company, Danisco aims to provide a high level of information, including keeping an open and active dialogue with investors, equity research analysts, decision makers, organisations, journalists, consumers, customers and other parties.

Danisco's website at www.danisco.com offers a detailed description of the entire Group. Danisco's press releases, annual reports and the report on sustainability are also available.

Interested parties may contact Corporate Communications to receive the Danisco Magazine, published every quarter.



Write to us

Shares and investments:
investor@danisco.com

Environmental aspects and sustainability:
sustainability@danisco.com

Jobs and careers:
corporatehr@danisco.com

Other issues:
info@danisco.com



Contact with investors

Danisco values regular information to and being in constant dialogue with the stock market. All investors are therefore invited to contact Investor Relations. This applies not only to institutional and private investors, but also to equity research analysts and other interested parties.

Investor Relations is the link informing investors and equity research analysts about Danisco's strategies as well as financial and operational positions.



Good ideas get a chance

Danisco has a long-term interest in cooperating with researchers at universities and research institutions, chiefly in the EU and North America.

The same applies to start-up companies supporting Danisco's business areas.

Since spring 2001, the venture unit Danisco Venture has therefore been on the lookout for promising projects and companies that it can actively take part in. Not just by investing in them, but also by being an active sounding board and by establishing contact between the start-ups on the one hand and Danisco and its network, including customers and suppliers, on the other.

Danisco has earmarked DKK 500 million (approx. EUR 67.3 million) for total venture investments, due to be spent within a short span of years.



International company based in Denmark

The company's history reaches as far back as 1872 and 1881, when Danish Sugar and Danish Distillers, respectively, were established. Dansk Handels- og Industri-Compagni (A/S Danisco) was founded in 1934 as a conglomerate - i.e. a company engaged in activities in various industries. In 1989, the three companies merged and up until 1999, Danisco was a conglomerate.

Today, the company focuses exclusively on ingredients, including sweeteners and sugar for the food and beverage industries, and on animal nutrition. Our products help give food better taste, nutritional value, texture, appearance and shelf-life.

Danisco wants to be the world's leading supplier of food ingredients. Management strategy is to strengthen the company through organic growth and acquisitions. From 1999 until today, 2002, Danisco has acquired four companies: the Finnish ingredient, sweetener and sugar group Cultor, the American flavour house Florida Flavors, the Australian ingredient company Germantown and the Belgian-based flavour house Perlarom.

Over 100 years of experience has given us extensive expertise in developing and producing food ingredients, as well as profound knowledge of what consumers want to put on their dinner tables today and in the future. Danisco is an important reason why consumers get what they want, since we cooperate with food manufacturers all over the world to develop new and better food.

Organisation


Danisco A/S
Business Development
Corporate Staff
Shared Functions
Staff Services
Emulsifiers
Functional Systems
Textural Ingredients
Flavours
Specialities
Sweeteners
Animal Nutrition
Sugar

Associated undertakings:
Genencor International (41.7 per cent)
Amcor Flexibles Europe (25 per cent)

2001/02		
Stock exchange	Copenhagen Stock Exchange	
Class of shares	One class	
Net sales	DKK million	17,705
Danisco's share of consolidated profit	DKK million	905
Average number of shares	Million shares	55.7
Earnings per share (EPS)	DKK	16.2
Net asset value per share (NAV)	DKK	216
Market price per share as of 30 April	DKK	283
Market value	DKK billion	15.4

facts

Danisco operates in 38 countries and has sales in more than 100 countries worldwide. Our sales offices, R&D centres and production plants are located close to our customers and the raw materials used in the production.



For further information, please visit www.danisco.com/worldmap

In from the beginning

Danisco can be found at the beginning of the food chain. Delivering value through improved animal nutrition, Danisco's ingredients are found in feed for pigs, poultry and certain aqua species.

The ingredients include feed enzymes to improve the nutritional value of the feed, betaine from sugar beet, which is fundamental for life and protects body cells and tissue from dehydration and feed flavours, which improve the taste of the feed, optimising feed intake for efficient animal production.

Developing healthy beets

Although sugar is an age-old agricultural product, sugar beets are constantly undergoing development.

Danisco also conducts research in, develops, produces and markets seeds – not just for sugar beets but also for rape, peas and sunflowers, all of which are vital to the food industry.






an Francisco


Copenhagen



Beijing

Rio de Janeiro

Nairobi

Johannesburg

0:04 am 3:22 am 5:36 am 6:52 am 8:35 am 10:42 am 12:03 pm

The essential food ingredients

Cooking does not necessarily require food ingredients, that is, if you have access to the fresh ingredients needed, have plenty of time and consume the food while it is still fresh. Homemade ice cream is a popular treat. However, if it is factory produced, sent on a long journey to a shop, stored in a warehouse freezer for a few weeks, transported home in a warm car and kept in a home freezer until served – well, then you are going to need a few food ingredients.

Without food ingredients, the world would not have a modern food industry.

Danisco produces ingredients that help give food taste, nutritional value, texture, appearance and shelf-life.

Billions of people all over the world want quality food that is tasty and easy to prepare. Danisco plays a valuable role in the food production and produces high-quality ingredients and tailor-made solutions to the food industry based on principles of sustainability.

Danisco is the preferred choice for customers and an exciting workplace because we stand for safety, reliability, quality, efficiency, innovation, value creation and sustainable growth.

Danisco employs approx. 8,000 people in 38 countries. In 2001/02 Danisco reported net sales of DKK 18 billion (EUR 2.4 billion).

24 hours a day, billions of people around the world eat food containing Danisco products.

Every second ice cream and every fourth loaf of bread made by food producers contain Danisco ingredients.

DANISCO

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Phone +45 32 66 20 00
Fax +45 32 66 21 75
info@danisco.com
www.danisco.com

Corporate Communications September 2002 • Design, production and print: Datagraf Auning AS

DANISCO

DISCOVER


Dairy drinks
turn hip


EDITORIAL

Business for a sustainable future



Creating value for customers, producing new innovations, developing new skills, being responsible and engaging in open dialogue – all our core values clearly reflect our vision to become the leading supplier of selected ingredients to the global food industry.

Through our close contacts with international food markets, we are constantly made aware of their changing needs, not just in terms of the products we supply, but also the way we go about our business. Our active efforts in favour of the environment have been particularly well received by our customers round the world. Today we have taken another step forward, entering the area of sustainability.

The growing attention paid to social and ethical standards and increasing use of words such as "traceability" and "transparency" make sustainability an ever more important issue within the food industry. Consumer concerns about food safety have never been greater, and it is our responsibility to work with the rest of the food industry to ensure food and beverage products can be consumed with total confidence.

In everything we do, we aim for the highest standards. Our health and nutrition unit in Finland is just one example of this, performing high-level research to document the beneficial effects of our probiotic and prebiotic cultures. Many of our other ingredients are also playing a role in the increasing number of nutritional and health-promoting food and beverage products on today's market.

In this issue of DISCOVER, we have made health and well-being our theme. Read on for some topical inspiration.

Jan Sindesen
Senior Vice President, Danisco A/S

Responsibility wins the race

Danisco leads the way with value chain management that looks at more than just price and efficiency.

Food safety issues are coming under total management at Danisco where work is well underway to develop management systems that guarantee full transparency and traceability in the food supply chain. The aim is to help restore consumer confidence in the food industry – and give customers a competitive advantage.

Mad cow disease, the debate surrounding gene-modified foods, the Belgian dioxin scare and last year's foot and mouth outbreak in the UK have delivered a series of hard blows to the food industry's reputation.

Within the EU, the European Commission has responded by establishing an independent European Food Safety Authority for improved protection of consumer health.

Danisco runs a sustainability programme to tackle all food chain issues, spanning occupational health and safety, product safety, environmental ethics in relation to gene technology and animal trials, and social matters. Today customers look for more than just a good price and excellent products. They look for suppliers that take responsibility.

Head of the sustainable development team, Eija Pitkanen, explains, "Some 10 to 15 years ago quality and environmental matters used to be a site-specific matter related only to production. Now we have to integrate these issues in the whole supply chain. Both our customers and ourselves need to be able to trace right back through the supply chain to ensure all customer requirements are met."

Danisco's proactive efforts have made it one of the food industry's leading companies within the area of sustainability. As consumers continue to raise more questions concerning the origins of food and beverage products, the ability of food manufacturers to respond has become an important competitive parameter.

"Food issues are in constant change. Our job is to detect the next possible issue so we can take it into account in our supply chain in accordance with customer requirements," says Eija Pitkanen. "With new issues arising all the time, a total management system is the only way to deal with them in an effective way."

Product safety remains among the big issues at large. More recently, social issues such as human rights and child labour have been among the questions asked by customers, investors and non-governmental organisations. Danisco's stance on these and other matters is included in the company's sustainability report.

To read the report, visit the Danisco website: danisco.com.


Traceability in the food supply chain – from the raw material source, through production, to the retailer and the ultimate consumer – is central to food safety today, an important parameter on the competitive food market.





Raising the bar in nutrition

The star of the nutrition world these days is the nutrition bar – a category which has witnessed tremendous worldwide growth over the past several years. Currently the most mature market for bars is the United States with a category estimate ranging from $700 million to $1 billion, but bars are also gaining market shares in much of Western Europe.

> "One of the major reasons for growth is that nutrition bars are perceived as meals on the go. In addition to the convenience factor, there is a perceived nutritional value to these bars." – Mike Regan, Application Director, Danisco Sweeteners Americas.

Who is driving the nutrition bar craze? You may just be surprised. In its infancy, the category was fuelled mainly by male athletes, interested primarily in performance enhancement. Today, consumer demographics are varied and include mothers, children and the elderly. "One of the major reasons for growth is that nutrition bars are perceived as 'meals on the go'," says Mike Regan, Application Director, Danisco Sweeteners, Americas. "In addition to the convenience factor, there is a perceived nutritional value to these bars."

DANISCO DELIVERS

As one of the world's leading suppliers of emulsifiers, Danisco supplies some of the most dominant nutrition bar manufacturers. But Danisco offers bar manufacturers much more than emulsifiers. "We have many ingredients that can take the perceived nutritional value of these bars and actually start to deliver on some of the expectations," says Regan.

One of these ingredients is Litesse® Polydextrose, a speciality carbohydrate used in more than 25 bars around the world. Litesse® improves the nutritional profile and provides health benefits as it replaces sugar, maltodextrin and other high-glycaemic carbohydrates, reduces calories, and adds fibre - all important considerations for today's consumers.

HOW SWEET IT IS

In terms of sugar replacement, Danisco offers two other solutions, lactitol and xylitol. Lactitol is a sugar free polyol, with very similar technical and handling properties to those of sucrose. However, unlike sucrose, lactitol is metabolised independently of insulin and is suitable for the development of sugar free, reduced calorie products and diabetic products. Xylitol is also a sugar free polyol – the only one with a sweetness level equal to sucrose, making it ideal for reduced sugar coatings and fillings.



Regardless of how good for you a food product is, a delicious taste is the first step to gaining mass appeal. Many vitamins and minerals added to nutrition bars impart bitter or metallic notes which are very difficult to cover up. Danisco's flavour masking systems, specifically designed to reduce the unpleasant flavours associated with many nutrients, have proven extremely effective.

STABLE SOLUTIONS

Finally, you've got a bar that's nutritionally beneficial and tastes good too. But if it's not shelf stable, you've still got a problem. Fortunately, Danisco is able to provide solutions. "You have to analyse the ingredients both inside and outside the bar, and the interaction between ingredients to determine the solution," says Regan. "We're able to offer insights and customised solutions based on the individual ingredients used."

Sweet and good. *Vitamins, minerals and fibre packed in a chocolate-coated bar make a healthy snack with maximum kid appeal.*



For more information visit daniscosweeteners.com

Manufacturers of energy drinks are spreading their wings in the US where the target consumers are no longer limited to sportsfolk. While the selection of energy-giving ingredients continues to widen, a palatable flavour is essential to capturing a loyal consumer following.

Feeling tired? Instead of running for a cup of coffee, try a new energising beverage! Today's functional, nutrient-loaded energy drinks are packaged to deliver a punch!

Energy drinks have been popular for years in Asian and European countries. In the US, intense commercial activity started in this product category around four years ago. Since then, energy drinks have been cited in the "US Functional Beverage Markets" report by Frost & Sullivan, San Jose, California as one of the five fastest growing products in the functional beverage segment. Last year, says the report, functional beverages generated $4.7 billion in revenues, with predictions of $12 billion by 2007. While North America has led the way in product launches, the rest of the world is gaining ground. Estimates by Mintel International Group for last year place Europe as outpacing North America in new product launches.

ENERGY CRISIS

The quest for energy has been a common theme throughout the ages. In 1886, a new drink called Coca-Cola, containing extracts from cola nuts and coca leaves, advertised itself as an "esteemed brain tonic and intellectual beverage."

Today's breed of energy drinks still include stimulants such as sugar and caffeine, plus a variety of energising ingredients such as vitamins and minerals, particularly the B varieties; amino acids such as taurine and creatine; and botanicals including ginkgo biloba, guarana and ginseng. These ingredients purport to provide specific energies, such as mental, sexual or physical. While energy for sport and exercise is still popular, other targeted energy drink consumers include late night workers, students and "nocturnal revellers."

Increasingly, consumers require their foods and beverages to provide other functional benefits. One trend which has experienced tremendous growth over the past few years, particularly in non-Asian countries, is the incorporation of soy. Estimates for this market exceed 3.5 bil-

Energy by the glass



lion USD by the end of this year. The addition of soy, however, creates major challenges for processors. One of the biggest obstacles is keeping soy protein in suspension while achieving a smooth mouthfeel; soy often leaves a gritty or chalky feel in the mouth. Danisco's stabiliser blends containing GRINDSTED® Pectin help reduce the amount of sediment in beverages by protecting the soy protein during heat processing and pasteurisation. GRINDSTED® Pectin's unique ability to stabilise the system is a major contributor in providing a smoother mouthfeel – essential in the mass market acceptance of soy.

FIBRE, GLORIOUS FIBRE

With obesity on the rise and digestive health of increasing concern, consumers are looking for products containing added fibre. The typical consumer only takes in about half their daily requirement of fibre and recent studies have linked low fibre consumption and obesity. Litesse® Polydextrose from Danisco is an ideal fibre source. It is a highly soluble speciality carbohydrate that is 90% fibre and used in a wide range of ready-to-drink and powder beverages, some of which are low-calorie and sugar free.

FLAVOUR CHALLENGES

While functionality is clearly important, energy drinks still need to taste good. Minimising undesirable flavours from vitamins, minerals and soy can prove difficult. Certainly, as flavour improvements have increased, so have unit sales. Danisco has become a leader in the field of flavours by combining its knowledge of the beverage industry with its expertise in flavouring. Working together, departments specialising in stabilisation and flavour experts create custom solutions to help not only mask objectionable flavours associated with added nutrients, but also create flavours that compliment the masking system. And as functionality becomes even more prevalent, this expertise will certainly become more vital.

*Thanks go to Laura Brandt and Prepared Foods for their contribution to this article. For more information visit preparedfoods.com

Dairy drinks turn hip

Opportunities to combat declining milk consumption have never been greater than now. Health issues prevail – and what better way to meet consumer demands for more nutritional foods than by finding innovative new ways to drink milk?

Flavoured milk, milk-juice and yogurt beverages have already carved a niche on the soft drinks market. In Europe, sales of dairy drinks are tipped to rise from 1.14 billion litres in 2000 to 1.32 billion litres in 2005. Across the Atlantic, US sales of fortified shelf-stable dairy drinks rose 125% in 2000. A similar picture of general growth is evident on many other markets around the world.

KEY DRIVERS

Dairy drinks joined juices as the most innovative sectors within the global soft drinks market from 1995-1999. Novelty ideas, premium quality and the promotion of good health remain the key drivers for product launches. Convenient packaging is another important aspect, dairy beverages increasingly taking on the role of portable snacks or meal replacers for consumption at any time of day.

The demand for constant innovation has seen the rise of many exotic flavour varieties. Soft fruit and citrus combinations continue to gain popularity, along with vanilla, chocolate, coffee, mint and nut. Texture possibilities are also explored, meeting the continuing need for new added interest.

YOUNG TASTES

For the dairy industry, the biggest challenge lies in attracting the attention of the children and teenagers who make up the largest group of soft drink consumers. The positioning of dairy beverages as soft drinks is all part of the attempt to break down carbonated beverages' longstanding grip on young tastes. With a trendy image to make a good first impression, dairy alternatives have a taste, texture and high content of calcium, protein and vitamins that can only add weight to the sales argument in their favour.

Some large soft drinks manufacturers have also recognised the potential of the dairy beverage market, launching fruit yogurt drinks and, most recently in the US, the first carbonated milk beverages. The dairy industry, though, still maintains a clear advantage, having the necessary application technology and refrigerated shelf space in stores at its disposal. All that remains is to make the most of this head start with some creative innovation and well-targeted marketing.



INSPIRATION AT HAND

New dairy beverage concepts from Danisco are regularly launched to provide the dairy industry with original input for consumer-targeted innovations. Using combinations of Danisco flavourings, emulsifiers and stabilisers to produce sensational tastes and textures, the concepts also include packaging ideas and suggest occasions for consumption.

For more information visit danisco.com/ingredients


Nutritional milk beverages are setting out to capture the youth market.

Confectionery is heading for a healthier image. Current market trends point to more sugar free and fortified products in the future.

Sweets to

Chewing gum is the stronghold of the sugar free confectionery sector, today accounting for more than 60% of all chewing gum sales in Europe. Before long, some observers predict, the chewing gum market will be entirely sugar free.

Xylitol is among the popular sweeteners largely responsible for the continuing rise of sugar free gum. Manufacturers of sugar free mints have also found xylitol an excellent source of the sucrose-like sweetness they require and a natural cooling sensation that adds to the high flavour impact of their products. To cap it all, xylitol is widely recognised by dentists for its positive influence in the fight against tooth decay.

POPULAR MINI-MINTS

The mint category currently ranks third in the top ten of global sugar confectionery markets. Here, xylitol is used in one of the most popular sugar free products of the day – mini-mints, which are packed in handy, pocket-size dispensers and targeted at adults, often with a fresh breath message.

A naturally occurring sugar in many fruits and vegetables, xylitol is produced by Danisco and is available in a range of ready-to-use grades. Confectionery developers select the grade that provides the mouthfeel, consistency and processing advantage required for their products. In addition to complementing mint flavours, xylitol gives fruit flavours added freshness.

NEW DEVELOPMENTS

Other types of sugar free confectionery, particularly hard candy, are beginning to make a lasting impression on the global market. New products that are sugar free and otherwise beneficial to health are being launched with increasing frequency. At Danisco, development work using the speciality carbohydrate Litesse®, the disaccharide sweetener lactitol and other functional ingredients is gradually easing the task of creating sugar free hard candy, fruit gums and jellies and chocolates that closely match their conventional counterparts. Use of these innovative ingredients is allowing formulators to add new health benefits to their product lines, satisfying modern health trends.




pick you up
XYLITOL

For more information visit daniscosweeteners.com

Made for sharing.

A good taste and mouthfeel have brought sugar free confectionery a growing consumer following.

New probiotics pass the bug

Danisco's unique health and nutrition unit puts live probiotic cultures to the test.

With some 50 tonnes of food and beverages consumed during the average lifetime, the importance of the gastrointestinal tract and the microflora that inhabit it should not be underestimated.



Probiotic research is unlocking many of the mysteries associated with gut health, providing the food industry with new opportunities to launch products with a definite health claim. While yogurts, fermented milk and, more recently, cheese, ice cream and fruit-based drinks containing probiotic cultures have begun to emerge on the market, the true potential of probiotic cultures in food and beverages has yet to be revealed.



In Kantvik, Finland, Danisco has a specialist health and nutrition unit where research has been conducted into gastrointestinal health for more than a decade. For this the unit uses its own Enteromix® technology – a unique portfolio of molecular methods for microbiological and immunological analyses of clinical samples and methods for simulating intestinal compartments and phenomena.

A number of the health claims associated with probiotic cultures are as yet not fully documented. Research and development group manager, Dr Nina Rautonen anticipates the work in Kantvik will eventually lead to new products with more watertight health claims.

RAPID SCREENING

"We have developed a rapid screening method for ranking new candidates and benchmarking our cultures with present market leaders. Hundreds of different cultures can be easily compared this way," she says. Among the microbiological clinical analyses, the unit uses several DNA-based analytical methods to study gut microflora and monitor the effects of probiotic cultures and prebiotic compounds in microbial metabolism. "Using DNA-based methods is rather important for studying intestinal microbes – most of them cannot be cultured," Dr Rautonen adds.

With some 50 tonnes of food and beverages consumed during the average lifetime, the importance of the gastrointestinal tract and the microflora that inhabit it should not be underestimated. The tract's large contact surface is necessary for effective absorption of nutrients but also leaves the way wide open to pathogens that challenge the immune system – explaining why most of the cells that produce antibodies can be found in the gut. The complex and highly active gut microflora are thought to counter infections, irritable bowel syndrome and colon cancer, also synthesising vitamins and enhancing the lining of the gastrointestinal wall.

LIVING ORGANISMS

Comprising living organisms that improve the microbial balance of the intestines, probiotic cultures need to be able to survive commercial processing and storage – not to mention transit through the gastrointestinal tract to the colon. Once the Danisco team in Kantvik has completed efficiency and viability tests on a new probiotic strain, the task of upscaling to commercial production begins at Danisco's culture plant in Niebüll, Germany, where marketing also takes place.

The development of new Danisco cultures is, though, not the sole focus of the health and nutrition unit, as unit director Dr Juha Apajalahti explains: "The facilities and expertise at Kantvik are not only seen as a great asset by Danisco but also by customers, some of whom use the Enteromix® technology to determine the effectiveness of their probiotic or other ingredients."

For more information visit danisco.com/ingredients

Japanese cups of substance

Japanese consumers can obtain a significant share of their recommended daily fibre intake from beverages enriched with Litesse® Polydextrose from Danisco. Highly soluble and easy to add, Litesse® is widely used in Japan, where dietary fibre is among the most popular health-related claims in beverages, dairy drinks and a number of other food products.

A caloric value of just one kilocalorie per gram has also made Litesse® a versatile sugar and partial fat replacer in many foods. In fortified products, it provides all the health benefits associated with fibre without the negative attributes of insoluble fibre ingredients.



Alginate makes it big

Burgers, fish fingers, chicken nuggets and other restructured meat and fish products get bigger and better with Danisco's new alginate-based stabiliser systems.



Combinations of alginate and gelling salts, the GRINDSTED® Alginate FD range adapts to the needs of a wide assortment of processed meats and fish, promising increased yield, improved juiciness and superior control of frying and cooking losses. The final products also gain a superior texture and cohesiveness.

A GRINDSTED® Alginate FD handout, including details about the individual products in the range and recipes, is available from Danisco.

Top tastes in suspension

Beverages taste and feel better with GRINDSTED® Pectin WAVE 100. Providing top stabilising and suspending properties in low viscosity products, the new series shows off pectin in an entirely new light.

GRINDSTED® Pectin WAVE 100 represents the first ever commercial use of pectin as a suspending agent. In low viscosity drinks, the high ester pectin makes it possible for fruit pulp to remain in suspension.

Flavour release and mouthfeel are considerably improved compared to applications which often rely on the suspending properties of xanthan gum. In most cases, the improvement in flavour release is such that the flavour dosage can be reduced.

The natural image of pectin makes it particularly popular among food manufacturers aiming for a clean label. That the functionality of GRINDSTED® Pectin WAVE 100 is dependent on calcium addition is also highly conducive to the current trend towards more fortified products. Calcium-enriched beverages, for example, make an ideal application area.

A special process developed by Danisco gives GRINDSTED® Pectin WAVE 100 its exclusive functionality. The pectin is suitable for use in hot and cold processes.

Pectin packs a healthy punch

That pectin creates excellent fruit gels, contributes mouthfeel in desserts and adds bite to wine gums are well known facts. But how many have heard about the extensive health benefits provided by this useful ingredient?

Ongoing research into pectin, an essential component of fruit and vegetable cell walls, has revealed it to be a natural dietary fibre of great nutritional potential. An ideal supplement to the average fibre-deficient diet, pectin delays the gastric emptying process and keeps between-meal hunger at bay. Pectins can also be used to treat diarrhoea and other stomach disorders.

Another important property is pectin's ability to reduce the amount of cholesterol absorbed from food. In this way, blood cholesterol levels are kept low and the risk of cardiovascular disease reduced.

PREBIOTIC EFFECT

Pectin serves as a nutrient for the resident bacteria in the colon, which themselves play an important health-promoting role. As pectin is digested, the pH of the large intestine is lowered and calcium absorption improved, an important factor in the prevention of osteoporosis. A number of animal studies suggest pectin further inhibits the development of colon cancer, while reduced inflammatory reactions in the gastrointestinal tract make yet another of the many physiological benefits associated with pectin.

Although no recommended daily dose has been established, scientific evidence clearly points to pectin as an effective source of dietary fibre. Some estimates indicate that sufficient fibre in the diet could reduce the incidence of colon cancer by a third.



Good gut reactions

Volunteers from around the world have participated in clinical tests which prove the efficacy of HOWARU™ Bifido, a new probiotic culture from Danisco for dairy and nutritional food products.

HOWARU™ Bifido enhances the immune system, improves resistance to infections and displays excellent stability in food applications – a line-up of advantages that makes it one of the best probiotic strains on the market.

The result of a five-year international research project, HOWARU™ Bifido belongs to the Bifidobacterium genus which is well known for its positive influence on intestinal microflora. So far more than 20 scientific publications have been produced, each containing documented evidence of how this highly efficient probiotic promotes good health.

Margarine lays on a spread

Traditional margarine gets a revitalising kick with Danisco's "Spread the use of margarine" concept. A direct response to changing consumer patterns, the concept turns margarine into a series of delicious spreads and snack products for consumption any time of day.

Eight inspirational solutions focus on convenience and the trend towards eating little and often. The morning snack provides a quickly prepared bake-off croissant rich in heavy buttery flavour notes. Mid-morning and pre-lunch snacks consist of strawberry margarine, cheese and ham spread and probiotic spread containing Bifidus cultures and other invigorating ingredients. A light lunch of tomato and basil bread is topped off later in the afternoon by chocolate and banana spread and a blueberry muffin. Italian pesto at dinner and a supper-time biscuit with a mocha filling complete a day of adventurous snacking.

Well-being sets the stage

Reuters survey tips health as the new market driver.

Personal health and the environment are set to displace consumer desire for innovation and a higher disposable income as the key drivers of the modern well-being trend over the next five years, according to a Reuters Business Insight report.

And, while convenience issues are the driving force behind innovation at present, health will become a more significant influence across a wide range of product categories and geographic markets.

In a survey of industry executives from the consumer goods and retail industries, food categories were unanimously viewed as being the most important in relation to well-being – a position they will retain in the years ahead. Hypermarkets, supermarkets and the internet will also play a more significant role in the distribution of well-being products, joining the already established health food and drug stores.

Although those who buy these products today tend to be female consumers and adults of all ages, the survey suggests more younger consumers and males will follow the well-being trend by 2006 – and not just in Europe and the USA where well-being is already a popular issue. Asia-Pacific, Eastern Europe, South America, the Middle East and Africa are other markets with great potential.



Well-being: A cross category approach to Health, Nutrition and Beauty is a new management report by Reuters Business Insight. To obtain the full report, contact Reuters Business Insight on +44 20 7675 0990 or visit reutersbusinessinsight.com.

DISCOVER MAGAZINI
is published three times a year.
Publisher: Danisco A/S, Langebrogad
1, DK-1001 Copenhagen, Denmark
Phone: +45 32662280. Fax +45
32662159. www.danisco.com/
ingredients, info.ingredients@danisc
com. Editor-in-chief, Senior Vice
President Jan Sindesen. Editorial
staff: Susanne Sigtryggsson (editor),
Cath Mersh, Ellen Trost (US).
Design and layout: Advance, Denmar
Printed by: Boisen & Nielsen,
Denmark. Distribution: 10,000.

56

DANISCOmagazine

www.danisco.com | NO. 2 2002


CONTINUED GROWTH
PAGE 9
Stronger flavour house
DANISCO ACQUIRES BELGIAN-BASED PERLAROM PAGE 5
IMPROVED BREAD WITH NEW ENZYME
ANOTHER STEP TOWARDS A POSITION AMONG THE WORLD'S LEADING - PAGE 3

Significant results

As we present the last quarterly results of the financial year, we can look back at a year, during which an important goal was reached. We divested the last of our readymade meals and condiments businesses, and by divesting Danisco Pack UK we also left the packaging business.

At the same time, we welcomed our new colleagues at the ingredients manufacturer Germantown and – shortly after the end of the financial year – our new colleagues at the flavour house Perlarom. By this, we have reached two important objectives: The first acquisition has secured Danisco a significant presence in Australia and New Zealand, and with Perlarom we have strengthened our position on the European flavour market.

In the course of the financial year, Danisco has invested in new production facilities in for example China and Denmark. We have also expanded our state-of-the-art flavour headquarters in the UK and commissioned a dairy laboratory in Denmark.

We are on track with our plans to become the world's leading ingredients supplier to the food industry. In 2005, the ingredients business should account for two thirds of our net sales, while sugar should account for one third and continue to secure the financing of Danisco's growth with its high earnings.

Danisco Sugar continues its efforts to become Europe's most efficient producer. Product-wise, this means that a uniform packaging design has been supplied to the entire Northern European market. In addition, efficient branding of uniform products for a larger market has enabled us to expand our product portfolio.



Alf Duch-Pedersen, CEO, Danisco.

Recently, a newspaper published an article with the following heading: 'Danisco is difficult to avoid'

This particular sentence is a very precise reflection of the business we are running. Our products are used in many important and basic foods, which hundreds of millions of consumers all over the world buy every day in the supermarkets. This is the foundation upon which we build our ambitious growth strategy.

Alf Duch-Pedersen

Contents

DANISCO magazine

Danisco's shareholder and investor magazine is published by Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.
Tel. +45 32 66 20 00, Fax +45 32 66 21 75, www.danisco.com, E-mail: magazine@danisco.com. Editor responsible: Carsten Sivertsen, e-mail: sfcsi@danisco.com
Journalists in this issue: Anders Hundahl, Corporate Communications Manager, peah@danisco.com, Ulrik Larsen, Hans Rømer, Carsten Sivertsen, Lisa Taake.
Other editors: Michael von Bulow and Lasse Skovby Rasmussen. Translation: Natalie Weber Quaade, Morten Dal a.o. Distribution: Susie Buske.
Layout/production: Boje & Mobeck as. Printing: PrintDivision. Circulation: 40,000. Duplication and quotations with source credit. ISSN 0905-5959. Print date: 19 June 2002



Groundbreaking enzyme

HOX enzyme strengthens Danisco's role as a supplier to bakeries all over the world

Danisco generated great interest when announcing in April that a new enzyme for food was ready for market launch.

The name of the enzyme is Hexose Oxidase – or HOX. The enzyme will play a major role in increasing Danisco's opportunities to service bakeries all over the world. Besides providing the bread with excellent texture, HOX enables bakeries to stop using bromate and ascorbic acid as bread improving agents.

Danisco is the world's largest supplier of ingredients, including enzymes, to bakeries. There are Danisco ingredients in more than every fourth loaf of bread in supermarkets and bakeries all over the world.

Unique qualities

Years ago, the HOX enzyme was discovered in seaweed by a group of scientists. Today, the enzyme can be mass-produced thanks to modern biotechnology.

'We have great expectations for the enzyme which has proven its unique qualities compared to similar products on the market,' says Leif Kjærgaard, Senior Vice President, Business Development at Danisco.

Great for pizza

Shortly after the HOX announcement was out, it became clear that the enzyme is also highly applicable in the pizza industry, because the enzyme prevents unwanted scorching of mozzarella cheese, which often occurs when the pizza is baked. By using the enzyme, the baking process becomes more controllable and the pizza looks more appetising.

The explanation for this is that the enzyme can partly convert the lactose – or milk sugar – found in cheese. By means of this process, the sugar will not react to the baking process by changing colours and the cheese topping on the pizza will be less brown.

The HOX enzyme is patented, along with the production of it, and the individual applications.

www.danisco.com/ingredients

License agreement with Dutch university

Danisco has signed a license agreement with Dutch Plant Research International (PRI) that provides Danisco with the rights to use PRI's technology for the development and production of new flavour products.

The licensed technology is a product of PRI's advanced plant metabolomics platform. As part of this agreement, Danisco and PRI will undertake a joint project to further evaluate and commercialise the technology.

Danisco intends to produce flavours by means of modern biotechnology in order to reduce production costs and at the same time limit the use of raw materials. The flavours can be produced on very competitive terms. The world market for the type of products covered by the agreement, and other similar products, is at least DKK 100 million (EUR 13.5 million).

Over the last 5 years, PRI – part of Wageningen University and Research Centre – has made large-scale investments in functional genomics technologies in line with its ambition to become a leader in the field of plant metabolomics.

The agreement with PRI supports Danisco's ambition to become one of the world's leading flavour producers.

www.danisco.com · www.wau.nl

Visionary beet agreement

Danisco makes new trade agreements with 10,000 sugar beet growers in Denmark and Sweden



PHOTO: SØREN SVENDSEN

Main points of the agreement

These are some of the core elements of the trade agreements with the beet growers in Denmark and Sweden:

- Structural agreement with the option of selling/buying the contractual quota to enable structural adjustments and increased efficiency in sugar beet growing
- Improved guarantee that the sugar quota is reached
- Greater focus on food safety
- Administrative simplifications and increased web service for the growers

Niels Nordgaard-Andersen: 'Food safety begins in the fields. We share a responsibility with the beet growers in ensuring that consumers can always have confidence in sugar produced by Danisco.'

'We have entered into future-oriented agreements,' says Niels Nordgaard-Andersen, Vice President in charge of Danisco Sugar's agricultural affairs on concluding negotiations with the Swedish and Danish sugar beet grower organisations on behalf of Danisco.

By this, the overall terms for the delivery of sugar beets to the factories in Denmark and Sweden are in place until 2006.

The negotiations concerning the trade agreements were specifically aimed at extra payment – by way of rewarding growers who put in an extra effort. But this time, the parties also focused on how they can strengthen beet growing in a combined effort. Especially by supporting the structural developments in the trade.

Sellable cultivation rights

The supply of sugar beets is based on a contract between the farmers and Danisco. Danisco has an EU assigned sugar production quota, while the farmers have the cultivation rights. These rights can normally not be sold, which naturally inhibits structural development. In Denmark, the number of growers is approx. 6,000 whereas in Sweden it is approx. 4,200.

Danisco and the growers in Denmark have now come to an agreement enabling farmers to relinquish a contract with Danisco against a compensatory fee. Danisco then assigns the contract to other growers. Niels Nordgaard-Andersen: 'It is important for the growers to have a reasonably sized area in which to grow sugar beets – an area which makes the sugar beet a significant crop to which the farmer pays a great deal of attention. It increases the efficiency of sugar beet growing, which makes us less dependent on the EU's terms. The EU has not changed the beet and sugar prices for the past 15 years, but will that also be the case when the EU expands and world trade is further liberalised? We don't know the terms and conditions for the future, but both the growers and Danisco need to be able to compete.'

Food safety

Among the other new issues of the trade agreements is food safety.

'Food safety begins in the fields. We share a responsibility with the beet growers in ensuring that consumers can always have confidence in sugar produced by Danisco,' says Niels Nordgaard-Andersen. This is why Danisco needs to secure that the beets have been cultivated within terms specifically agreed upon and that production is safe. To illustrate this, Danisco is entitled to demand a change of cultivating practices if this becomes a market requirement.

www.danisco.com/sugar

Lengthy negotiations

Vice President Niels Nordgaard-Andersen in charge of Danisco Sugar's agricultural affairs is overall responsible for Danisco's agreements with approx. 15,000 beet growers about all terms and conditions for Danisco's sugar beet purchasing in Denmark, Sweden, Finland, Germany and Lithuania. He heads Danisco's negotiation team when negotiations with the grower organisations take place in Denmark and Sweden.

The negotiations take place over a long period of time. During the final three months, meetings will typically be held once a week. The final meeting with the Danish growers began on a Thursday around noon and ended at 5 o'clock Friday morning when the parties reached an agreement.

'When you feel close to reaching an agreement, you simply continue until it is in place,' says Niels Nordgaard-Andersen, who went on to the final meeting with the Swedish growers later that Friday and reached an agreement on Saturday night around midnight.



Perlarom is headquartered in Louvain-la-Neuve close to Brussels.

Danisco reinforces its flavour position

The new acquisition – Perlarom – reports net sales of DKK 350 million (EUR 47 million)

With the acquisition of Belgian-based flavour house Perlarom S.A., Danisco now ranks as the sixth-largest flavour house in Europe. On a global scale, Danisco is number 9. The acquisition is made in pursuance of Danisco's strategy to become one of the leading flavour houses in the world.

The major part of Perlarom's sales of around DKK 350 million (EUR 47 million) is generated in Europe. Through technical know-how and intensive R&D activities, corresponding to about 8% of net sales, Perlarom has become a major player in Europe with its wide range of sweet and savoury flavours. These flavours are used in various applications such as soft drinks, dairy products, confectionery, alcoholic beverages, as well as bakery products.

Excellent bolt-on acquisition

'Danisco wants to step up its flavour activities through organic as well as acquisitive growth. Perlarom fits perfectly into this strategy with its strong position in continental Europe, adding to Danisco's strong position in the UK, Scandinavia and some of the markets in Eastern Europe, and supplies Danisco with a dedicated flavour sales network, marketing expertise, manufacturing capacity and R&D facilities,' says CEO Alf Duch-Pedersen, Danisco.

Growth market

Alf Duch-Pedersen sees the beverage industry as a highly interesting flavour market for Danisco.

'We're offering an outstanding product portfolio and are now the number three player in Europe in flavours for beverages. This is the segment with highest growth on the world market today. We expect Perlarom to bring us further growth in this segment in coming years. And we will use Danisco's extensive worldwide sales network to promote and sell this new and wide variety of products that we now have access to.'

Strengthening Danisco's global image

With the acquisition strengthening Danisco's presence in Europe, the Group's global image as a flavour house will also be strengthened. The world market for flavours is estimated at approx. DKK 40 billion (approx. EUR 5.5 billion), of which Europe makes up just over one third.

Danisco's flavour sales worldwide will amount to approx. DKK 1.8 billion (EUR 240 million) after the acquisition of Perlarom. www.perlarom.com


DANISCO
VANILLA EXTRACT
DANISCO
CURED VANILLA

Perlarom facts

Perlarom is one of Europe's leading producers of flavours for food and beverages. The company was established in 1974 by the Engels family.

Sales:	DKK 350 million (EUR 47 million)
Employees:	260
Headquarters:	Louvain-la-Neuve, Belgium
Subsidiary undertakings in:	Belgium, France, Spain, Italy, UK, Germany, Singapore, Holland, Poland
Sites:	Belgium, France, Spain, Singapore
R&D:	Belgium, France, Holland

The market for ready-made food is growing.


D'lite
D'lite
$1.80

Local cuisine is global cuisine

The demand for processed foods is rapidly increasing

Food from every corner of the world is popular. The big difference between now and before is that consumers want dishes from many regions of the world. Besides their local cuisine, the Chinese also want American food, Australians also want Chinese food, Americans like to eat a lot of Italian food and Scandinavians love Mexican food. The local cuisine has become the global cuisine.

With an almost identical choice of words, two Danisco executives from different parts of the world explain this trend. Jenny Breen, Vice President, Danisco Australia and Ellen Trost, Director of Marketing, Danisco USA, explain why Danisco's market is growing and why Danisco's latest acquisitions are strategically wise. In Australia and New Zealand, the ingredients producer, Germantown, became part of Danisco last year and in the US, the flavour producer, Florida Flavors, became a part of the company.

More foreign food

Ellen Trost:

'The flavour market is growing. People eat more foreign food, they eat more readymade meals and they eat out more. At the same time, fewer women are housewives. All these factors combined, mean that more food containing Danisco ingredients is being produced than ever before.'

'Even though you can make great food at home without using any Danisco ingredients, it is impossible to produce proper quality food on a large scale – on an industrial level – without our ingredients.'

Danisco Flavours St. Louis

One of Danisco's centres for research, development and production of flavours is located in St. Louis, Missouri, USA.

'In St. Louis, one area of expertise is hot beverages including flavoured coffee,' says Lisa Taake, Application Manager. 'By flavouring coffee beans we are trying to appeal to a different market of coffee drinkers. Your average coffee drinker enjoys the robust taste of the beans. But there are coffee drinkers, who are looking for a hot beverage such as coffee with a less robust taste. This is why Danisco St. Louis has developed a wide variety of flavours to make the coffee drinking experience better and more enjoyable. The target group typically comprises housewives between 20 and 60 years of age. They drink coffee several times a day and we offer different kinds of coffee flavours for different times of the day,' says Lisa Taake.

Hazelnut is number one

'We always develop new flavours in cooperation with our consumers. For instance, it is important that the bean has been roasted in just the right way – not too much and not too little. And the final product displayed in the shops must be presented nicely.

There are many types of flavoured coffee. The top ten flavours change over the years but hazelnut continues to be number one. However, the profile of it has changed due to improved technology and expertise.

Flavoured coffee is a growing market for us. Almost ten years ago, only 1-2 per cent of all coffee drinkers in the USA drank flavoured coffee. Today, however, close to 5 per cent do so. This is a tripling in ten years,' says Lisa Taake who is very pleased, and adds that the exciting thing about making flavours

Every second meal is enjoyed outside the home

The figures cover the US market, but reflect a general tendency of the industrialised world.



1978: USD 247 billion
39%
61%
Outside the home
At home



1988: USD 485 billion
45%
55%
Outside the home
At home



1998: USD 738 billion
50%
50%
Outside the home
At home

Fusion cuisine

A very similar picture is found in the southern hemisphere.

Jenny Breen:

'The Australian cuisine is a fusion cuisine. You see restaurants of all kinds – a natural consequence of the large Greek, Italian and Asian immigrant groups in the country. This is a big influence on Australian cuisine today.'

A visit at a Sydney supermarket will confirm this international trend. There are departments for many kinds of international foods and lots of space has been made to house the delicacies, where dishes are marinated and the mixed salads are ready to be served at the dinner table.

Big market for Danisco

Readymade meals are a big market for Danisco in Australia and New Zealand. Danisco's ingredients can be found in frozen desserts, dairy products or in bread. Last year, Danisco acquired the ingredients producer, Germantown, which at the time demonstrated net sales of USD 70 million.

'One of the advantages of Danisco's market presence is that we are now able to offer customers a broader range of products than before,' says Jenny Breen.

For example, Danisco's dairy and flavour skills will complement the activities so far significantly, and at the same time, the Australian and New Zealand ingredients production will benefit from a closer sales channel in Asia.

Asia is one of the regions in which the demand for processed foods is growing rapidly. Annual growth rates of 10-13 per cent are common.

www.danisco.com/ingredients



Jenny Breen, Vice President, Danisco Australia

is that some kinds of flavours never change – for instance the flavours used in cola and margarine – whereas others, like flavours for soft drinks, coffee, tea and fruit juices never stop changing.

Second to none

Krishna Bala, Director, Flavor Innovation, St. Louis says:

'The knowledge, capabilities, and technology of Danisco's international flavour group are second to none compared to any flavour company worldwide.

Danisco's employees have access to analytical laboratories, pilot plant facilities, and worldwide flavour databases to aid in the development of both flavours and new food products.

Food manufacturers are requesting the ingredients supplier to develop new products from start to finish. The range of products and services Danisco offers gives us an advantage over other flavour companies.'

www.danisco.com/flavours



'We are awarded for having consistent safe, and sanitary production,' Krishna Bala says proudly.

Danisco strengthens communications and sustainable development

In a continued effort to strengthen Danisco's profile, communication and investor relations activities will merge into one department, Corporate Communications, headed by Michael von Bülow, Vice President, who has been responsible for investor relations activities since May 2000. Michael von Bülow holds an MSc (Strategic Planning) from Copenhagen Business School and, before he joined Danisco, he had 15 years of experience in equity sales and trading from Enskilda Securities, among others.

At the same time, the sustainable development activities within environmental matters, including health and safety, quality, product safety and the preparation of Danisco's Sustainability Report, are joined in one unit. Previously, these activities took place in different parts of the organisation and in different geographical locations, but they are now grouped in one department at Danisco's headquarters in Copenhagen. The new department will be headed by Søren Hjuler Vogelsang, Vice President. Søren Hjuler Vogelsang has been responsible for quality and environment in Danisco Sugar until today.

Tempting the market

With Litesse® and lactitol, Danisco Sweeteners provides sugar free and reduced calorie options for baked goods

With the combination of Litesse® (polydextrose) and lactitol from Danisco, it is possible to create a wide variety of delicious sugar free and reduced calorie baked goods such as cookies, brownies and fruit pies.

Earlier this year, Danisco mailed sample dulce de leche brownies made with Litesse® and lactitol to over one hundred manufacturers, food service and private label companies in the United States. Dulce de leche is a sweet, creamy dessert similar to caramel that is extremely popular in Latin American countries. 'With this sample treat, we aim to demonstrate that Litesse® and lactitol can help food companies reach the expanding market for sugar free and reduced calorie bakery products,' says Donna Brooks, Product Manager for Litesse® and lactitol in the US.


DANISCO

Today's consumers are increasingly concerned with living longer, healthier lives. It is clear that many Americans are overweight and dieting and, as the population ages, many develop diabetes. As a result, consumers are striving to improve their diets with sugar free and reduced calorie foods. But they also want foods, such as baked goods, to be delicious. Danisco can help food marketers to address the growing demand for tempting foods which can be sugar free or with no sugar added.

'While 'Sugar Free' is the preferred claim in confectionery items, both 'Sugar Free' and 'No Sugar Added' are effective claims in baked goods and ice cream,' says Donna Brooks and adds that Litesse® Ultra provides Danisco with a key advantage to helping customers make 'Sugar Free' claims due to its low residual glucose content.

Also for confectionery

The brownie promotion was very well received by the baked goods segment. The delicious dulce de leche brownie showed that still with no sugar added, a product could taste great. The mailing is now being supported by an advertising campaign for baked goods for the US market over the next six months. Danisco also plans to continue to promote the combination of Litesse® and lactitol in confectionery via advertising.

www.danisco.com/sweeteners

Venture draws on experts

Danisco Venture has selected a scientific panel of experts – Scientific Advisory Board – to assist the unit in identifying and evaluating potential projects.

'We have put together a group of four people who are highly qualified experts within the fields that we would like to work,' says Vice President Anders Wilhjelm, Danisco Venture. 'Our plans are to make use of the individual expert when we evaluate products and technologies, but the experts will also act as talent scouts for us. They move in environments that sometimes produce new businesses of relevance to us,' Anders Wilhjelm continues.

The four elected members are:

- Dr. Mike Gasson, Professor and member of the Executive Committee and Head of Food Safety Science at the Institute of Food Research, Norwich, UK
- Dr. Jens Adler-Nissen, Professor in Food Technology and Biotechnology at the Technical University of Denmark
- Dr. Kaisa Poutanen, Research Professor in Food Technology at VTT Biotechnology, Finland, and part-time Director of the newly established Food and Health Research Institute at University of Kuopio
- Dr. Sharon Shoemaker, Founder and Executive Director of the California Institute of Food and Agricultural Research (CIFAR)

www.danisco.com/venture

A challenging year

Danisco's business platform showed its strength during 2001/02 in conjunction with the market conditions prevailing.

As planned, the business platform for Ingredients and Sweeteners was strengthened through acquisitions. These acquisitions helped to enlarge the existing business areas through geographic and capacity expansion (Germantown) as well as product expansion in the field of flavours (Perlarom).

The final divestments of Danisco Pack and Danisco Foods helped to further sharpen the focus of Danisco, and the company is now ready to execute the clearly defined strategy: Innovation and acquisitions in the ingredients business.

As expected, net sales declined 25% as a result of divestments to DKK 17.71 billion (DKK 23.54 billion). Despite divestment of operations, earnings (EBITA) reached DKK 2.32 billion (DKK 2.31 billion). Operating margin (EBITA) advanced to 13%, up 3 percentage points on last year's. Profit on ordinary activities came to DKK 940 million (DKK 906 million), reflecting an increase of about 4%, which was primarily due to the completion of Danisco's restructuring programme.

Consolidated profit came to DKK 940 million (DKK 112 million), which was somewhat above the latest projected consolidated profit of around DKK 900 million and resulting from Genencor's better-than-expected Q1 2002 profit.

Ingredients and Sweeteners

The year ended was marked by the uncertainty prevailing after the tragic events on 11 September in the USA. This led to a temporary change in food producers' procurement patterns.

In DKK terms, net sales grew 10% on last year, amounting to DKK 8.53 billion (DKK 7.78 billion). This increase was comprised of 7% from acquisition and organic growth of 3%. Earnings (EBITA) amounted to DKK 1,316 million (DKK 1,215 million), up 8%. Operating margin (EBITA) was 15%, unchanged from last year. The organic growth was achieved on the basis of healthy growth rates despite difficult market conditions prevailing at the end of the calendar year with customers reducing their inventories considerably. At the same time, market conditions were challenging in Brazil and Argentina.

Sugar

Net sales for 2001/02 came to DKK 8.35 billion (DKK 8.27 billon), up 1%. Operating margin (EBITA) was 14%, reflecting an increase of 0.5 percentage point on last year. Earnings (EBITA) reached DKK 1,176 million (DKK 1,119 million), showing 5% growth. Return on invested capital was 12%, an improvement of 1 percentage point. This return was in line with Danisco's long-term financial targets. The favourable earnings development resulted from a positive currency effect (DKK/SEK), which had an estimated DKK 80 million impact, and favourable molasses and feed prices. Earnings (EBITA) were negatively affected by around DKK 70 million due to the amendments to the EU sugar regime.

Outlook for 2002/03

Sales of the Ingredients and Sweeteners segment are projected to be in the range of DKK 9.1-9.8 billion, an increase of about 10%. Net sales in the Sugar segment are projected to be in the range of DKK 8.0 - 8.4 billion, which is unchanged from last year. Combined, sales are forecast to be in the range of DKK 17.1 – 18.2 billion.

Consolidated profit for 2002/03 is forecast to increase to around DKK 1 billion. Q1 is expected to see a consolidated profit of DKK 200-250 million.

The Board of Directors

At the Annual General Meeting 2002, Chairman Hugo Schrøder will retire from the Board of Directors in compliance with the company's age limit rules. Further, Sten Scheibye has wished to retire from Danisco's Board of Directors.

The Board of Directors has decided to recommend only one candidate for the Board of Directors, thereby bringing the number of Board members elected by the Annual General Meeting down from eight to seven. It is recommended that Jørgen Tandrup, CEO of Skandinavisk Tobakskompagni A/S, be appointed new member of the Board of Directors. In addition, it is proposed that Heimo Karinen be re-elected as a member of the Board of Directors. Provided that the candidates are elected as proposed, the Board of Directors intends to elect Anders Knutsen as Chairman and Matti Vuoria as Deputy Chairman after the Annual General Meeting.

KEY FIGURES AND FINANCIAL RATIOS · GROUP

DKK million		2000/01	2001/02
Profit and loss account			
Net sales		23,541	17,705
of which main business areas		**15,875**	**16,673**
Operating profit before amortisation of goodwill, etc. (EBITA)		2,306	2,315
of which main business areas		**2,195**	**2,308**
Operating profit (EBIT)		1,869	1,916
of which main business areas		**1,821**	**1,909**
Profit on ordinary activities before tax		1,368	1,467
Profit on ordinary activities		**906**	**940**
Consolidated profit		112	940
Cash flow from operating activities		2,182	2,064
Financial ratios in %			
Operating margin (EBITA)		9.8	13.1
Operating margin (EBIT)		7.9	10.8
Return on average invested capital (ROAIC)		7.7	9.3
Return on average capital and reserves		6.6	7.1
Solvency ratio		40.0	45.3
Other data			
Average number of shares exclusive own shares – '000		57,377	55,734
Basic earnings per share (EPS)	DKK	15.22	16.24
Cash flow per share	DKK	38.03	37.03
Net asset value per share (NAV)	DKK	220	216
Average number of employees		14,680	9,105


NET SALES
12 months (Ingredients & Sweeteners)
2% · Denmark
4% · Nordic countries excl. Denmark
31% · Rest of Western Europe
4% · Eastern Europe
28% · North America
9% · Latin America
18% · Asia & Pacific
4% · Rest of the world
OPERATING PROFIT (EBITA)
2000/2001
2001/2002
1500
1250
1000
750
500
250
0
8%
5%
Ingredients and sweeteners
Sugar

Private investors surf their site

'Danisco Privat Investor' meets financial information needs

'Privat Investor' – Danisco's website developed especially for Danish private investors – was off to a good start. The site is frequently visited and has been highly commended for its structure and user-friendly design.

On a monthly average, 1,500 people have visited the site. And statistics show that the number of visits increases when Danisco issues notices to the stock exchange. Presently, Danisco's preliminary announcement of results 2001/02 is available at the site – and later this summer the annual report will also be available.


DANISCO


DANISCO

Efficient communication

The Internet is of growing importance as an Investor Relations tool. It has the advantage of being an efficient and fast communications channel which can comprise large amounts of information regardless of the amount of pages. This is why an increasing number of people see the web as a natural place to search for financial information – and to trade shares.

Danisco's web solutions have already won several prizes and this is probably one of the reasons why Danisco in two new Danish corporate image surveys is seeing a significant progress within the areas: Communication and Visibility.

Exhaustive information

Danisco's website for private investors has a three-level design. *Users can find information ranging from general information in* the main menu to more detailed information one level below the main menu – and pop up windows with background facts.

All levels have a user-friendly print functionality. Should the site fail to cover certain needs, links to Danisco's main website are available and order forms are available for those who want printed information.

Access the site through www.danisco.com - an icon points the way to 'Danisco Privat Investor'.

The site is only available in Danish.



Chairman retires

Hugo Schrøder, Chairman of the Board of Directors at Danisco A/S, has turned 70, and the annual general meeting on 5 September will mark the end of his 16 years as Chairman.

Hugo Schrøder's birthday was celebrated with a reception at Danisco, at which he told the guests that he intends to spend a great deal of his time fishing for salmon and sea trout. But he also looks forward to reading the vast quantity of books he got for his birthday.

In the picture, Tove and Hugo Schrøder greet Managing Director Knud Overø, member of the Board of Directors at Danish Sugar from 1966-1989 and Chairman from 1980-1986.

PHOTO: STINE LARSEN, SCANPIX

Comments on the Magazine

Please feel free to send any comments you may have on this edition of the Danisco Magazine to the Editor Responsible Carsten Sivertsen at carsten.sivertsen@danisco.com

You can also send direct suggestions for new topics for the magazine to this e-mail address.

The next issue of Danisco Magazine will be out in September 2002 after the publishing of the announcement of results for Q1 2002/03.



Carsten Sivertsen, Editor Responsible at Danisco Magazine

Firsthand impressions of Asia



(From the left) Sten Scheibye, member of Danisco's Board of Directors, Coloplast, Alf Duch-Pedersen, CEO, Danisco, Hugo Schrøder, Chairman of the Board of Directors, Danisco, Lasse Reimann, Danish Ambassador in Malaysia, David Last, President of Danisco at Penang in Malaysia.

In April, Danisco's Board of Directors and Executive Board visited our plants in Kunshan, China, and Penang, Malaysia. The delegation received first-hand briefings on the situation in Asia-Pacific, which, in the near future, is expected to become Danisco's single biggest market.

Over the past years, Danisco has made considerable investments in China and Malaysia. Most recently, a new flavour plant worth approx. DKK 20 million (approx. EUR 3 million) has been commissioned in Kunshan. And in the course of the next twelve months, Danisco will invest another DKK 7.3 million (approx. EUR 855,000) in the Penang plant where an important part of Danisco's emulsifiers and functional systems are produced.

Local management hosted the visits and the participants were able to meet with members of the staff, as well as with high-ranking politicians and officials in both China and Malaysia.

Share price development 1 June 2001 - 1 June 2002


350
325
300
275
250
225
June/01
September/01
December/01
March/01
June/02
Danisco A/S
Peer group average (Ingredients)
Peer group average (Sugar)
KFX index

Financial calendar and investor activities

2002	
24-28 June	Road Show – Europe
8-12 July	Road Show – the United States
28 August	Quiet period for Q1 2002/03
5 September	Annual General Meeting
18 September	Q1 accounts 2002/03 (May-July)
24 October	The Danish Shareholders Association, Stock Market Day, Copenhagen
25 November	Corporate Presentation, Århus, Denmark
26 November	Quiet period for Q2 2002/03
17 December	Q2 accounts 2002/2003 (Aug-Oct)

The calendar is updated regularly at http://investor.danisco.com
For further information, please contact Danisco Investor Relations at investor@danisco.com

In case of non delivery please return to

Danisco A/S
Langebrogade 1
PO Box 17
DK-1001 Copenhagen K
Denmark


POST
PP
DANMARK

International all the way



Lisbeth Jenshøj and Ramzi Georgis Shlimon are very satisfied with his educational progress at Danisco in Brabrand.

PHOTO: CLAUS HAAGENSEN

A foreign background is often seen as an advantage at Danisco

If you look at the internal phone list at Danisco in Brabrand, you will see several names that are not typically Danish. Danisco is not only an international company when seen from the outside – because it operates and has offices all over the world – it is also international from an internal point of view. The international dimension is reflected in the staff and the views on recruiting employees in Denmark with a different ethnic background.

'Sometimes we need to fill a position which an applicant with a foreign background might be just as qualified for as a Danish applicant. If we have two applicants for the job, where one is Danish and another is a refugee or an immigrant, and both are equally qualified, we will choose the applicant with the foreign background. Our reasons for doing so are in part that we would like to help refugees and immigrants get a job and in part that employees with other ethnic backgrounds than Danish contribute culturally and professionally to a positive development for the company,' says Lisbeth Jenshøj, HR Manager at Danisco in Brabrand. Out of 450 employees at the Brabrand site, 7% have a foreign background.

New Danish education

One of the names you may notice on the phone list is Ramzi Georgis Shlimon, a 35-year-old Iraqi Assyrian. Ramzi fled Iraq about 7 years ago. He is now in the process of a 3-year education as an Industrial Laboratory Technician.

'As part of my education, I have been an Intern at Danisco since 1 August 2001. I will finish my education on 1 August this year. Prior to Danisco, I had applied for 15-20 internships, but each time they told me that the position was no longer vacant. I think this has more to do with my age, than me being a foreigner,' says Ramzi.

His primary interests are chemistry and microbiology, which he works with in several connections at the Danisco laboratories.

On 1 August, Ramzi will have the papers to prove that he is an Industrial Laboratory Technician. Then what?

'If there is a vacant position at Danisco, I will definitely apply for it. I would like to stay here,' concludes Ramzi.


CULTOR
DANISCO

When Ramzi Shlimon has completed his education on 1 August, he hopes to continue as a Laboratory Technician at Danisco.

PHOTO: CLAUS HAAGENSEN

DANISCOmagazine

www.danisco.com | NO. 3 2002

STABILE EARNINGS PAGE 9

The shareholders' main man

ANDERS KNUTSEN NEW CHAIRMAN AT DANISCO – PAGE 6

IMPROVED QUALITY AND PRODUCTIVITY AT DANISCO'S PECTIN PLANT IN SMIRICE – PAGE 4



A great responsibility



Alf Duch-Pedersen, CEO, Danisco.

As one of the world's leading producers of ingredients for the food industry, we must live up to our own and the authorities' high quality requirements. Danisco's ingredients are indispensable elements of the bread, dairy, ready-to-eat and beverage products, which millions of consumers put on the table every day.

High quality is essential – not just to the consumers – but most certainly to Danisco in order to fulfil our vision of becoming the world's undisputedly largest producer of food ingredients. That is why Danisco finds it only natural that consumer organisations, the press and other interested parties from time to time focus on the products that we put on the market.

But as the Western world experiences increasing problems with overweight and other undesired welfare symptoms, industry is blamed for causing this unfortunate development.

Naturally, we do not agree with this conclusion, but we would like to take part in the debate – as we actually have been for several years. Not least Danisco Sugar actively takes part in the discussions about a healthier lifestyle.

People in industrialised countries lead lives that are different from previous generations. This necessitates that we eat and exercise in an all together different way than our parents and grandparents did.

In this issue of the Danisco Magazine, American professor of nutrition Janet King says: 'we need to make the consumer realise that he has to make an effort himself – that changing dietary habits is also an individual act.'

Naturally, too much of anything is never good. We should all eat and drink in moderation while leading an active life. Industry, on the other hand, is responsible for contributing to producing healthy, safe and tasty foods.

Our future depends on Danisco's efforts to continue producing ingredients that live up to this responsibility.

Alf Duch-Pedersen

Contents

DANISCO magazine

Danisco's shareholder and investor magazine is published by Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark.
Tel. +45 3266 2000, Fax +45 3266 2175, www.danisco.com, E-mail: magazine@danisco.com. Editor responsible: Carsten Sivertsen, e-mail: sicsi@danisco.com.
Journalists in this issue: Kent Dahl, Anders Hundahl, Ulrik Larsen, Dorthe Plechinger, Carsten Sivertsen. Co-editors: Michael von Bülow, Lasse Skovby Rasmussen and Thomas Bruhse.
Translation: Natalie Weber, Quaade; Henrik Roloff, Christina Dyrlund et al. Distribution: Susie Buske. Layout/production: Boje & Mobeck as. Printing: PrintDivision. Circulation: [illegible]
Duplication and quotations with source credit. ISSN 0905-5959. Print date: 18 September 2002.

Closer to Asian customers

Danisco Flavours opens regional headquarters in Singapore

In order to strengthen its position in Asia, Danisco Flavours has set up headquarters for the Asian region in Singapore. The expansion is brought about shortly after Danisco established a new flavour house in China this spring.

'Application of flavours in Asia is rapidly increasing and that is why we should be closer to our customers in this part of the world,' says Steen Løndal, Business Manager, and adds that a stronger position in Asia is one of the factors that will bring Danisco up among the five leading flavour manufacturers in the world.

Perlarom as foundation

Danisco has based its new Asian headquarters on the formerly Belgian-based Perlarom's activities in Singapore. Danisco acquired Perlarom last May and thus already has an R & D department and a small plant in Singapore. Whereas Danisco excels in flavours for the food industry and Asian customers servicing the global market, Perlarom has established sales to local producers of beverages in the region. The beverages include various kinds of canned soft drinks and coffee beverages. The synergy between the two businesses will provide Danisco with a wider product range.

Danisco's plant in China will take over the flavour production aimed at Perlarom's Chinese customers. On the other hand, Danisco is contemplating gradually transferring its production of flavours for the South East Asian customers from Denmark and England to Singapore.

www.danisco.com/flavours



Hunting for vanilla

Danisco's team of vanilla experts assesses crops in Madagascar, Indonesia, India and Uganda

The price of vanilla has surged in recent years due to bad weather in Madagascar which accounts for more than 50 per cent of the world's vanilla bean production.

Vanilla beans are an important raw material for Danisco – one of the world's leading flavour houses. That is why Danisco is constantly on the lookout for new vanilla bean producers. According to Stephen Catling, President, Danisco Flavours, Indonesia is traditionally a major producer, but India and Uganda are also of growing interest.

Promising new harvest

In Madagascar, large parts of the crops have been ruined by storms in previous years. Coupled with political unrest in connection with the Madagascan presidential election, this has multiplied the price of vanilla by five in the last 1 – 2 years.

'We expect vanilla to continue being this highly priced until October, when the new Madagascan vanilla crop becomes available. This looks promising and we expect lower prices then,' says Stephen Catling.

Danisco keeps a team of vanilla experts that frequently visits the producing countries - partly to assess the crops and partly to negotiate contracts. Besides Madagascar, the team has visited Indonesia, India and Uganda again this year. These four countries account for around 90 per cent of the world's total vanilla production.

'The harvests in all the countries are promising but until prices begin to fall, most purchasers are buying on short term contracts,' Stephen Catling says and adds that Madagascar will continue to be the industry's preferred supplier due to the high quality vanilla.

Important raw material

Vanilla beans are the most important raw material in Danisco's flavour extract production. It is used to produce natural vanilla extract which is mainly used in ice cream but also in a number of milk products. Danisco is among the five largest vanilla suppliers in the world.

The current vanilla prices have reduced consumption of natural vanilla extract in the US which is the largest market.

'This has forced customers to seek cheaper alternatives and in our flavour house in St. Louis, we are developing the required solutions. That is why Danisco has experienced a positive sales development despite the high prices on raw material,' Stephen Catling explains.

www.danisco.com/flavours



Until the prices drop, we only close short-term contracts, says Stephen Catling, Danisco Flavours.

A Czech success story

Higher productivity and less impact on nature



'We place great emphasis on being a good neighbour in the local community. We are continuously reducing the din and we help restoring the historical church. We mutually benefit from each other – not just because of the jobs. For instance, we share a fire department with the town. We also support the annual song festival,' says Blanka Valusová.

Facts

Danisco's pectin plant in Smirice, the Czech Republic:

- 90 employees
- Construction completed in 1984
- 1995 – acquired by Danisco
- The pectin is used in, among other things, jam (making it less runny) and in acidified dairy products (providing better mouthfeel)
- The world market for pectin is 31,000 tonnes and increasing
- The Czech Republic expects to be included in the EU in the first enlargement wave

Smirice in the Czech Republic is the location of one of Danisco's two pectin plants. Before – a less efficient plant run by members of the Communist party. Now – a plant run by a young female engineer – a fiery soul who, in cooperation with a strong team of well-educated and motivated employees, has multiplied production and improved quality.

'The development of the plant is similar to that of the modern Czech Republic: From local and inefficient to global and efficient,' says Blanka Valusová, General Manager.

Improved qualifications

'We've reduced the number of employees from 145 to 90. We've improved the qualifications of our present employees through further training and, at the same time, we've invested in new production facilities, resulting in pectin of higher quality, a multiplication of production, a better working environment and a substantial reduction of the environmental strain,' Blanka Valusová contently emphasises.

'The Communist Party fell in 1989 and soon we realised that we lost customers because they could import better and cheaper pectin from our competitors. It was a matter of time before we would have to shut down. We were proud of the knowledge we'd accumulated. We didn't want to shut down – we wanted to fight,' says Blanka Valusová, who still radiates the spirit and determination that ensured the survival of the plant.

Danisco joins sustainability elite

Danisco achieved second place in Dow Jones' new global sustainability index for food manufacturers, the Dow Jones Sustainability World Index.

'It's a very fine acknowledgement of the efforts we have put into this area over the past years,' says Søren Vogelsang, Vice President, Sustainable Development, Danisco.

'Danisco's inclusion in the Index is important in relation to customers and investors. Clearly, both groups are increasingly focusing on companies' work on sustainability, which was why we applied for a listing on the index, and coming in second exceeds all our expectations.'

The basis of the Dow Jones Index are thorough assessments of the companies' financial, environmental and social dimensions. Danisco has carefully accounted for these dimensions in its comprehensive 2001 Sustainability Report as well as completed an exceptionally extensive questionnaire. The Dow Jones Index is updated once a year, which means that Danisco will hold its second place for at least one year. The company crowning the food group of the index is Unilever.

'We supply products to Unilever and several other companies listed in the index, so no doubt our inclusion in the index will be noticed,' Søren Vogelsang says.

Danisco will publish its next Sustainability Report in October.

www.sustainability-index.com



Take responsibility

According to an American nutritionist, each individual must take responsibility for his or her own overweight and health

Every American knows that smoking can be dangerous and that he himself has to make an effort to quit the cigarettes. He also knows that he can be hurt in traffic if he does not fasten his seatbelt when driving his car. But when it comes to his diet, he is not adequately aware of the relation between his health and his diet or of his own responsibility.

'American dietary guidance hasn't succeeded in informing the consumers that there is a connection between what we eat and our health, and that they themselves have a responsibility. The consumers assume that the food industry removes the fat and all the bad things from the products so they can continue eating whatever they want,' says Janet King, American Professor of Nutrition at the University of California. Janet King is also Director of the United States Department of Agriculture's Western Human Nutrition Research Center.

Obesity epidemic

The Americans are dealing with so many obesity problems that it resembles a regular obesity epidemic. More than 60 per cent of the adult American population is overweight or very overweight and more than 300,000 Americans die each year from obesity related diseases such as heart problems, hypertension, etc. Even though the amount varies, the health costs related to obesity diseases, and the loss of production caused by the diseases, amount to an estimated USD 100 million a year. So there are many human and financial benefits to be gained from improved American dietary guidance.

Above all, the guidance must be easy to grasp and consist of a small number of easily understandable advice. Janet King believes that the relation between diet and health must be illustrated more clearly, but she also emphasises that the results of an improved diet will take years to show, which is not easily accepted in the American culture in which 'we want immediate results,' as she puts it.

Need for campaigns

Dietary guidance must address the individual instead of the entire population. He must know the effects of, for instance, eating five pieces of fruit or five vegetables, and the results of a changed diet must become more easily measured by developing instruments that can detect these effects, states the nutritionist.

'If we really want to change the diet and resolve the obesity problems in the US, I think that we will have to launch campaigns from political quarters like we did in the drug abuse campaigns with slogans like 'Say No.' But we also need to make the consumer realise that he has to make an effort himself – that changing dietary habits also is an individual act – or else public endeavours will only have limited effects,' says Janet King.

At present, the US debate is focusing on what consumers in that case should say no to. Maybe the official dietary policy recommending less fat and more carbohydrates has failed – maybe it is in fact because of this dietary policy that the American population to such large extent is overweight. This question was raised in an article in the newspaper New York Times recently.



The shareholders' main man

Anders Knutsen, former top executive at Bang & Olufsen, has replaced Hugo Schrøder as Chairman of the Board of Directors at Danisco A/S

Danisco's new Chairman of the Board of Directors feels the same way about food ingredients as he does about TVs. They are indispensable, yet there are times when one can do without them.

The comparison of ingredients with TVs comes natural to Anders Knutsen, who took over the chairmanship after Hugo Schrøder earlier this month. Bang & Olufsen (B&O), the TV and radio manufacturer, has been a major part of Anders Knutsen's career. He was CEO of B&O from 1992-2002 and spent a total of 28 years working for the world-famed company.

The second best product

This spring, at the age of 55, Anders Knutsen chose to pursue other challenges and thereby kept a five-year-old promise he made to himself; to stop while there is still time to seek new challenges. Today, Anders Knutsen holds several directorships, among these is being Chairman of the Board at Danisco. He explains the comparison of TVs with ingredients as follows:

'At B&O, we used to say that we only manufactured the second best product. A B&O TVset is a substitute for the experience – which one should occasionally allow oneself – of going to the cinema and watching a movie on the big screen. The same thing applies to ingredients. When we make life easier for the busy consumer by letting ingredients do part of the job, we are also saying that there ought to be times when you indulge in preparing a meal from scratch. We are not saying *either/or*, but *both/and*.

Four demands before accepting

Anders Knutsen definitely lives by the *both/and* principle when choosing directorships. He is Chairman of the Board at LM Glasfiber that produces wings for windmills, Chairman of the Board at TVRopa, the media company (an offshoot of the movie empire in which the Dogme director Lars von Trier plays an important role) and Deputy Chairman at the Danish furniture manufacturer, Fritz Hansen A/S, which is world famous for its design. He is a member of the Board of Directors at Topsikring A/S and Topdanmark Forsikring A/S (insurance companies) and a member of the Board of Directors at Den Erhvervsdrivende Fond Kunstforeningen (a foundation

'Internationalisation makes competition harder. Danisco is big in Denmark and our products have considerable market shares all over the world. But when measured by net sales, we are not very big and this generates a need to specialise.'



of businessmen supporting the arts). A portfolio that shows a broad sphere of interest:

'I have four demands which need to be met before I accept a directorship. Firstly, I must be able to contribute something. Secondly, it has to be fun and educational. Thirdly, I have to be able to work with the other directors and fourthly, I have to be able to identify with the ethical foundation of the company. It is a fact that the company boards I am serving on are very different. But they are alike in the way that they meet my requirements for a good company. TVRopa, for instance, is very chaotic and focus is on creating a little order amidst the chaos. Danisco, on the other hand, is a company that appeals to the professional executive, and at Fritz Hansen my passion for design is catered to.'

Unique change

Where do you see Danisco in 10 years?

'One should to be cautious with milestones. No one can predict the future and many unexpected things can happen. I believe that one should instead throw a steppingstone in the direction one believes is right, step onto it and throw the next steppingstone. At Danisco, we have lived by the principle of refocusing the company around our core business and this has been an important principle. Especially daily management has experienced a great work load, but on the other hand, things have been made easier by the fact that everyone on the Executive Board and the Board of Directors has agreed on the refocusing process. This has smoothed the process and made things faster.'

Anders Knutsen describes Danisco's change as unique:

'Important changes have taken place. A series of companies have been divested and at the same time, new companies have been incorporated into Danisco. Cultor was the largest deal, and all in all, companies have been divested and acquired for an amount between DKK 20 and 25 billion. Few Danish companies have gone through a reorganisation like that. In other words: Danisco has done well.'

But aren't refocusing processes just a fad?

'Internationalisation makes competition harder. Danisco is big in Denmark and our products have considerable market shares all over the world. But when measured by net sales, we are not very big and this generates a need to specialise. Putting it simply, one cannot be world champion of all disciplines. In this respect, the corporate world is much like the world of sports.'

Maintain the long-term approach

Corporate Governance – sound corporate management – is on everybody's lips. How has the debate affected the company at which you have had a directorship for five years?

'It should be said that Danisco has been a front-runner in this area. Already last year, we had a chapter on the matter in our annual report. With the focus on share prices, there will also be a focus on management. However, I'm afraid that all the talk about Corporate Governance leads to short-term attention being paid to the share price at every quarterly report. This is where the Board of Directors and the Executive Board must be able to maintain the long-term perspectives in order to avoid cases like the recent ones in the United States, which have also been seen in the IT industry. However, I think that the Danish and European tradition of management in two units (Board of Directors and Executive Board) provides a good basis – and better prevention of confusing interests.'

A good image

It seems safe to presume that you – after 28 years at B&O – have experience relevant to Danisco?

'You have to keep in mind that B&O is a business-to-consumer company and Danisco is (except for Sugar) a business-to-business company. But we definitely have to work at spreading knowledge about our products. For instance, it is positive that this year's annual report started communicating what we do at Danisco. And a business-to-business company should not be indifferent to being well-known. We have to face and deal with the fact that many consumers associate ingredients with something negative and unnatural that should be avoided. Our assignment is to communicate that ingredients aren't the root of all evil, but something the consumers need.'

'It's also important for us to have a good image in Denmark, because a good image is a vital factor when young people decide on where to apply after finishing their studies. And a good image contributes to creating a sense of pride amongst the colleagues, who already work for the company.'

What is the next big task?

'We need to pursue our strategy through organic growth and acquisitions. It's a huge task. We have to present good results quarter after quarter. This is a primary condition for a sound development of the share price. Speaking of the share price, it's worth noting that Danisco has done better than the average of the companies listed in the KFX index.'

Sugar should inspire

Danisco Sugar uses store activities to increase sales of Dansukker products





'The new Dansukker design serves several purposes,' explains Kent Ohlsson. 'It should create recognition, show coherence between the different products and look nice – the trendy cane sugar products should preferably be marketed in hot new colours.'

A new trademark, a new design and new products. Quite a mouthful – but that was nonetheless what Danisco Sugar launched one year ago.

'This much innovation coupled with withdrawal of old trademarks, products and packaging create some degree of uncertainty among the consumers. One shouldn't think that there are so many emotions involved in buying sugar, but it's all about feeling safe. We're targeting our communication efforts to eliminate this uncertainty so the consumers can feel safe about all the new initiatives. Our communication should also add further value to the trademark,' says Kent Ohlsson, Market Manager, Danisco Sugar.

Dansukker is a common trademark for both the Nordic and Baltic markets, and it seems that the communication efforts bear fruit. The first analyses show that brand awareness has reached a satisfactory level.

Eight new products

Danisco Sugar used to operate with different brands for the different markets but by gathering everything under one brand, we can reach 30 million consumers. This enables us to develop more new products and today, the retail market counts more than 35 Dansukker products in several versions, eight of which were launched during the past year.

Kent Ohlsson: 'Within our product category, we've been used to long product life spans. Today, however, the consumers want new products and we have to realise that several of our products will experience very short life spans of perhaps 2-4 years. At the moment, the consumers show great interest in Dansukker because we have launched new products within the last year. Hopefully, this creates expectations for new products and new flavours.

Inspiration sells

Kent Ohlsson has noted that the consumers that buy the new products often come back for more.

'This indicates that the products are good. The consumers can find the products in most stores, but it takes time to incorporate new products and during this time we have to support them. It is important to sell with inspiration, which is why our product packaging offers inspiration as to what the products can be used for. When we communicate in the stores' sales material, the price and photo of the product are always accompanied by a recipe in order to inspire the consumers.'

'We also want to be more active in the stores. This autumn, we'll carry out in-store demonstrations of our icing products in order to show people how these products can make baking easier and more fun. Our products aren't on your shopping list when you leave your home. You don't decide until you're in the store, so to us it's all about inspiring the consumers to buy a Dansukker product,' says Kent Ohlsson.

www.danisco.com/sugar

Earnings better than expected

Sales in the Ingredients and Sweeteners segment advanced by 4%. Adjusted for the acquisition impact and the currency impact, better-than-forecast organic growth was 1%. Sales in the Sugar segment went down 9% as forecast, as export sales of sugar declined due to a change in sales pattern in the last financial year as a result of the abolition of the EU's compensation system for storage costs for sugar. The second field samples have confirmed that the sugar production is likely to be considerably above the EU quotas.

As forecast, net sales declined by 14% to DKK 4.23 billion as a result of the divestments last year.

Earnings (EBITA) in the Ingredients and Sweeteners segment came to DKK 390 million (DKK 387 million) after provisions made for restructuring costs of acquired undertakings of DKK 24 million.

Earnings (EBITA) adjusted for the currency impact and for provisions made for restructuring costs would have been at an all-time high of DKK 428 million.

Earnings (EBITA) in the Sugar segment came to DKK 299 million (DKK 334 million) as anticipated.

Earnings (EBITA) at Group level were slightly lower than the first quarter of last year. However, operating margin (EBITA) increased by 1% to 15%.

Consolidated profit amounted to DKK 278 million (DKK 281 million). Earnings per share advanced by 5% as a result of purchasing of own shares.

Ingredients and Sweeteners

Net sales in Q1 2002/03 were up 4% on last year in DKK terms to DKK 2,273 million (DKK 2,178 billion). The increase was derived from an acquisition impact of 10%, a currency impact of (7%) and organic growth of 1%. Texturant products experienced healthy volume growth whereas prices were impacted by price competition in North American and other markets as well as declining raw material prices. Speciality products saw sound growth within flavours and cultures, but were impacted by the phasing out of the remaining part of the product area protectants. The strategy for increased xylitol usage resulted in healthy volume growth in the Sweeteners segment in the Asian markets, however prices were reduced as planned.

The continued uncertainty relating to projections for global economic developments and the generally changed price-volume ratio have generated uncertainty as to the overall future growth within food ingredients. For a number of years, general annual market growth of 4-6% has prevailed, but it is currently estimated to be 2-4% a year.

Sugar

Sales in the first quarter of 2002/03 were down 9%, and earnings (EBITA) were 10% down on the same period of last year. This is attributable to the sales pattern for export sugar changing as a result of the abolition of the EU's compensation scheme for storage costs.

Operating margin (EBITA) was at an unchanged 15% compared to the first quarter of last year.

Earnings (EBITA) were impacted negatively by a weakening of the EUR against the SEK. The negative currency impact has been calculated at DKK 12 million compared with the same period of last year. World market prices were lower than last year's.

Outlook for 2002/03

Full-year sales in the Ingredients and Sweeteners segment will be affected by the currency impact on consolidation of subsidiary undertakings. The impact is projected to be approx. DKK 0.4 billion, resulting in a sales forecast of DKK 8.7-9.4 billion. The sales forecast for the Sugar segment is maintained at DKK 8.0-8.4 billion. Combined, sales are expected to be in the range of DKK 16.7-17.8 billion.

Earnings (EBITA) in the Ingredients and Sweeteners segment are expected to be at the upper end of DKK 1.4 –1.5 billion for 2002/03 in spite of a currency impact on consolidation of subsidiary undertakings of around DKK 50 million. Likewise, full-year earnings in the Sugar segment are projected at DKK 1.1 - 1.2 billion for the same period.

The consolidated profit forecast for 2002/03 is maintained at around DKK 1 billion. Consolidated profit for the second quarter is expected to be DKK 225-275 million.

See the unabridged version of the Announcement of Results for Q1 2002/03 at www.danisco.com

KEY FIGURES AND FINANCIAL RATIOS · GROUP

DKK million	Q1 2001/02	Q1 2002/03
Profit and loss account in DKK million		
Net sales	4,940	**4,230**
of which main business areas	*4,329*	***4,230***
Operating profit before amortisation of goodwill (EBITA)	678	**639**
of which main business areas	*668*	***639***
Operating profit (EBIT)	584	**537**
of which main business areas	*574*	***537***
Profit on ordinary activities before tax	444	**436**
Consolidated profit	281	**278**
Cash flow from operating activities	1,263	**1,166**
Financial ratios		
Diluted average number of shares 1)	56,552	**53,572**
Diluted earnings per share (DEPS)	4.72	**4.95**
Cash flow per share	22.33	**21.77**
Net asset value per share (NAV)	231	**227**

1) The effect of the share option programme has been included.


NET SALES
3 months (Ingredients & Sweeteners)
4% · Rest of the world
2% · Denmark
4% · Nordic countries excl. Denmark
18% · Asia & Pacific
32% · Rest of Western Europe
9% · Latin America
5% · Eastern Europe
26% · North America
OPERATING PROFIT (EBITA)
Q1 2001/2002
Q1 2002/2003
500
400
300
200
100
0
1%
-10%
Ingredients and sweeteners
Sugar

Consultancy yields a profit

Lithuanian sugar beet farmers improve production as a result of Danisco's consultancy services and test projects



The difference between the sugar content in a Danish and a Lithuanian sugar beet is not big. However, the Danish growers harvest almost 60 tonnes of beet per hectare, whereas the average in Lithuania last year was 32 tonnes. But the best growers are on a level with the Danish growers and Danisco aims to help the rest to exploit the potential of the Lithuanian sugar production through counselling services.

During the past few years, the Lithuanian sugar fields have produced a constantly increasing yield. This year, there has been a dramatic increase. As it is, field samples from the countries where Danisco has sugar factories show that the sugar beets are generally doing very well. But in Lithuania, the improvement is so significant that it cannot be attributed to this year's good climatic conditions alone.

'We like to believe that our test projects and consulting of the sugar beet farmers are paying off,' says Ib Bruun Clausen, Development Manager of the agricultural activities in Lithuania, in which Danisco has been present since 1998 and today is co-owner of three sugar factories.

Significant yield increase

Since Danisco established its presence, the Lithuanian sugar beet fields have demonstrated increasing yield. In 1997, the campaign yielded an average of 1.79 tonnes of sugar per hectare. The next four years, the results were 2.43 tonnes, 2.62 tonnes, 3.04 tonnes and 2.91 tonnes. This year, the field samples on 5 August showed a yield of 5.16 tonnes of sugar per hectare.

'The results can in part be attributed to the weather conditions. But the growers have also started to cultivate sugar beets varieties that are better suited to the Lithuanian climate and soil. And they are now using the knowledge that we pass on to them regarding operational management and cultivation of sugar beets,' explains Ib Bruun Clausen.

Huge potential

Previously, when the beets were cultivated by 70 big state-owned collective farms, there was no incentive to obtain maximum results. Today, 3,500 farmers cultivate the sugar beets and 2,000 of these are suppliers to Danisco's factories. But, according to Ib Bruun Clausen, only few growers exploit the potential of the economically attractive sugar beet.

Both growers and Danisco benefit from a large, high quality production. This is why Danisco has spent many resources on creating a foundation for professional consultancy. Test fields have been laid out, in which beet varieties, soil treatment, fertiliser, crop protection, harvest methods, etc. are tested. Danisco makes the knowledge obtained available to the state system, which advises the farmers.

'The knowledge is also used in internal education of our employees and growers. We want to help the Lithuanian growers achieve a level that enables them to be competitive when the country is accepted into the EU. Besides cooperating with the state system which advises the growers, we offer the farmers consultancy services directly from our own agronomists, and we publish a newsletter with trade articles 4-5 times a year. We also have a lot of meetings and demonstrations of cultivation techniques, which have generated great interest,' says Ib Bruun Clausen.

Free credit helps

Lack of funds is yet another explanation for the low yields. Many poor beet growers attempt to save their way to good financial results by using less beet seed, fertiliser and crop protection, instead of investing their way to a better result.

'But we don't want lack of funds to be a hindrance to obtaining the maximum output of sugar beet cultivation,' says Ib Bruun Clausen. 'We have made an arrangement allowing the farmers to buy beet seed before the spring sowing. The purchase is credit free and will only be set off against the beet payment in December. The same arrangement is available with fertilisers and other adjuvants – it has been received with great enthusiasm.'

www.danisco.com/sugar



Expecting a large sugar production

This year's second field samples of sugar beets taken on 2 September in Denmark, Sweden, Germany, Finland and Lithuania give rise to expectations for a large sugar production.

Danisco Sugar expects an overall production considerably above the quotas specified by the EU and on a par with production in recent record years.

Due to favourable weather conditions up until this year's second field sample, and provided that normal weather conditions prevail for the remaining part of the growing season, there is potential for a total sugar production in 2002 considerably above the current quotas for Denmark, Sweden, Germany, Finland and Lithuania of a total of 1,158,500 tonnes, and reaching the same levels as the production in previous record years (production in 1999: approx. 1,410,000 tonnes, in 2000: approx. 1,345,000 tonnes and in 2001: approx. 1,246,000 tonnes).

The campaign at Danisco's sugar factories started in September this year.

	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Denmark	65.4(53.9)	16.0(16.3)	10.47(8.79)
Sweden	55.6(45.5)	17.9(16.2)	9.96(7.31)
Germany	60.9(58.0)	16.9(15.9)	10.29(9.22)
Finland	43.6(33.6)	16.3(15.2)	7.12(5.12)
Lithuania	38.3(37.3)	19.2(14.6)	7.37(5.41)

The results from this year's sugar beet field samples.
The average of the last five years is shown in brackets.
www.danisco.com/sugar

Health and nutrition homepage

Danisco Sugar launches new web service

Health and nutrition are the issues dealt with on a new homepage launched by Danisco Sugar in June. The homepage www.perspektiv.nu is targeted at individuals working with health and nutrition. Already, Danisco Sugar publishes a magazine called Perspektiv. The homepage is not to replace the magazine but supplement it, Anne-Mette Nielsen, Nutrition Communications Manager, points out.

'The aim of the homepage is to reach more target groups, just as we will be able to communicate new information faster. We use the homepage to inform about sugar and its nutritional relation to issues like overweight, dental health and cardio-vascular diseases. The website is meant to provide a comprehensive picture of our current knowledge in the sugar and nutrition areas.'

The homepage is available in three languages – Danish, Swedish and Norwegian – and will be updated as new scientific research is published. The articles include links to scientific reports and relevant organisations.

www.perspektiv.nu

First-rate IR performance

In its European 2002 analysis, the international consulting firm Thomson Financial has elected Danisco's Investor Relations department as the 10th best within its group in Europe.

The assessment was made by listed companies on the basis of recommendations from 860 fund managers with knowledge of the different company categories.

'It is nice to know that our efforts have been recognised by fund managers,' says Danisco's Michael von Bülow, Vice President, Communications. 'We work hard on promoting knowledge of Danisco. Some of these efforts are illustrated by a high frequency of meetings with potential investors. The current position in the new survey shows that our work is paying off,' Michael von Bülow adds.

SHARE PRICE DEVELOPMENT
1 SEPTEMBER 2001 - 1 SEPTEMBER 2002


395
370
345
320
295
270
245
220
September/01
December/01
March/02
June/02
September/02

Danisco A/S
Peer group average (Ingredients)
Peer group average (Sugar)
KFX index

FINANCIAL CALENDAR AND INVESTOR ACTIVITIES

2002-2003	
23-27 September	Road Shows, the United States
24 October	The Danish Shareholders Association, Stock Market Day, Copenhagen, Denmark
29 October	The Danish Shareholders Association visits Danisco Sugar Nakskov, Denmark
25 November	Corporate Presentation, Århus, Denmark
26 November	Quiet period for Q2 2002/03
17 December	Q2 accounts 2002/03 (August-October)
26 February	Quiet period for Q3 2002/03
19 March	Q3 accounts 2002/03 (November-January)
30 April	End of financial year 2002/03

The calendar is updated regularly at **http://investor.danisco.com**
For further information, please contact Danisco Investor Relations at **investor@danisco.com**

In case of non delivery please return to

Danisco A/S
Langebrogade 1
PO Box 17
DK-1001 Copenhagen K
Denmark


POST
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DANMARK

Standing ovation for resigning Chairman

Last Annual General Meeting with Hugo Schrøder as Chairman



PHOTO: SØREN SVENDSEN

Almost 600 participants gave resigning 70-year-old Chairman Hugo Schrøder a standing farewell ovation at the company's AGM on 5 September. After 27 years on the Board of Directors, 16 of them as Chairman, he has now reached the age limit stated in company policy. Anders Knutsen has been appointed new Chairman and Matti Vuoria Deputy Chairman.

On behalf of the company, Anders Knutsen thanked Hugo Schrøder for his outstanding work for Danisco.

'You have been the shareholders' watchdog. You have never concluded any matter without considering the shareholders' point of view. I know the achievement for which you are best remembered is the creation of the new Danisco in 1989, but also the focusing of the company's activities in recent years is very much to your credit. You will be hard to replace,' said Anders Knutsen.

Satisfactory farewell

Hugo Schrøder expressed his satisfaction that he was leaving a focused Danisco comprising two sound, well-run business areas.

'I'm grateful that I can bring my time at Danisco to a close on such a positive note. These 16 years have been an important but also demanding period of my life, and I can resign with a clear conscience, knowing everything will be in Anders Knutsen's capable hands,' Hugo Schrøder said, adding his thanks to the shareholders for their kind and positive support at all times.

Where are the women?

Jørgen Tandrup, CEO of Skandinavisk Tobakskompagni, was elected new Board member. Prior to the election, Karen Møller, introducing herself as a Dansico shareholder since the middle of the last century, expressed her thanks and made a request.

'I would like to thank Hugo Schrøder for his elegant manner and quiet sense of humour – an excellent chairman. But when is a modern company like Danisco going to start recommending women for election to the Board? There are many women who could make a real difference,' said Karen Møller, who was looking forward to seeing women candidates next time a vacancy on the Board was to be filled.

Hugo Schrøder could only agree, adding that employees have been better than the present Board of Directors at finding women candidates. They recently elected Lis Glibstrup, Product Service Manager in Brabrand, as one of their Board representatives.


Annual report at www.danisco.com
Read more about Danisco's Annual General Meeting on our website www.danisco.com. For Danish-speaking shareholders: click on Danisco Privat Investor. The site contains a summary of the Annual General Meeting, excerpts from the Chairman's Report and an online version of the Annual Report 2001/2002.

DANISCO magazine

www.danisco.com | NO. 4 2002



BRANDING DANISCO PAGE 4

Interview with Danish Minister for Food, Agriculture and Fisheries – Page 10

Exciting and s[illegible]od, please



OUR FUTURE IS TO SELL KNOWLEDGE AND NEW USES FOR OUR PRODUCTS
PAGE 6

Declaration of confidence



Alf Duch-Pedersen,
CEO, Danisco.

The interest was massive some weeks ago when we invited employees with more than one year's seniority to subscribe for warrants – rights to buy shares at a fixed price within a three to five year period. If Danisco's share price should exceed the fixed price at the time of exercise, the employees can take the profit without further ado.

Naturally, the main purpose of the programme is to offer the employees more incentive to create additional value for the company where we all spend many hours and for which we have great ambitions.

These ambitions build on the awareness that, through our ingredients, we are an important element in the food products consumed by hundreds of millions of people every day. So our position gives us reason to believe in sustained growth, and we are convinced that, by being the best global ingredients producer, we can also become the world's largest supplier of ingredients.

To attain this ambitious objective, we must make the most of each employee's competencies so we can perform as a team with many strengths. In addition, we must supply the ingredients and the service that make customers prefer Danisco, even in times of economic recession.

Not all employees could participate in the programme due to legislative differences in the individual countries and the requirement for one year's seniority. Still, nine out of ten employees subscribed for warrants.

The high participation rate has given us renewed energy in our efforts to create value, and we appreciate the declaration of confidence as we are about to launch an extensive campaign to market Danisco – starting in Denmark and moving on to a number of other countries.

Alf Duch-Pedersen

Contents

DANISCO magazine

Danisco's shareholder and investor magazine is published by Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark. Tel.: +45 3266 2000. Fax: +45 3266 [illegible]. www.danisco.com. E-mail: magazine@danisco.com. Editor responsible: Carsten Sivertsen, e-mail: sfcsi@danisco.com.
Journalists in this issue: Ulrik Larsen, Dorthe Lindgreen, Carsten Sivertsen, Lars Zøfting-Larsen and Natalie E. Weber. Edited by: Michael von Bülow, Thomas B. Olsen and Lasse Skovby Rasmussen. Translation: Henrik Roloff, Hanne von Wowern, Christina Dyrlund. Distribution: Susie Buske. Layout/production: Boje & Mobeck as. Printing: PrintDivision, [illegible]. Duplication and quotations with source credits. ISSN 0905-5959. Print date: 17 December 2002. Cover photo: Camilla Hey.

PHOTO: GAO ERCHAO



Inauguration of Danisco's Chinese flavour plant

A traditional lion dance, Chinese drums and fireworks celebrated the official inauguration of Danisco's new flavour plant in Kunshan, China, on 8 October 2002.

The food and beverage industry is growing in China and the new factory will accommodate the increasing demand for flavours – which is roughly twice as big as it is in the States and in Europe. The plant will produce flavours locally to accommodate local tastes and preferences.

The Danisco site in Kunshan opened a little over three years ago and also produces emulsifiers and functional systems. Danisco has become an important contributor to the Chinese food industry and the flavour plant is a major step in increasing the commitment to the market.

On the guest list were the mayor of Kunshan, the Consul General of the Royal Danish Consulate General in Shanghai, customers, suppliers, contractors, government officials and employees.

www.danisco.com/flavours

15 million kilos of sugar every day

This year's sugar beet campaign was off to a hectic start due to the fire at a Finnish factory

Danisco Sugar produces close to 15 million kilos of sugar a day during the sugar beet campaign. The campaign was launched on 12 September at the first factories and is expected to finish shortly after the New Year at the 11 remaining Danisco factories in Denmark, Sweden, Finland, Germany and Lithuania.

'The campaign has progressed satisfactorily,' says Jesper Thomassen, Executive Vice President, Technology and Operations, Danisco Sugar. We have sliced some 95,000 tonnes of sugar beets a day. That means that each day, beets from an area of close to 2,000 hectares have come into our factories.'

The sugar factories are running 24 hours a day during the campaign, which has to be finished before hard frost sets in. Otherwise, the beets are in danger of suffering frost damage, making it impossible to purify the sugary juices of the beets. This year, the campaign has been characterised by a great yield and sugar beets of a satisfactory quality, allowing for the sugar to be easily extracted.

Fire in Finland

Before the campaign begins, all material is thoroughly checked and all factories carry out a trial run. This year's campaign saw a particularly hectic start due to a serious fire on 29 July at the production site in Kantvik, Finland.

'Among other things, the fire meant that our Finnish customers had to have sugar delivered from Denmark and Sweden. In the first three months after the fire, we shipped 30,000 tonnes of sugar to Finland. For the job, we had chartered a ship which still maintains a regular service between the countries,' Jesper Thomassen explains.

Concurrently with getting the Kantvik factory ready for the new campaign, the Finnish employees were transferred to one of the Danish factories, which was extraordinarily busy preparing the shipments for Finland.

'When the campaign was launched, our stocks in Denmark and Sweden were almost used up. But our Finnish customers have repaid us by acknowledging our emergency relief,' says Jesper Thomassen.

www.danisco.com/sugar

PHOTO: GÖRAN OLSSON



The sugar beets have had good growth conditions in all countries and, therefore, this year's campaign could be launched a week early. The Swedish factories, for instance, took in the first beets as early as 12 September. Picture is from the Köpingebro factory.



Getting to know Danisco

Branding campaign to raise knowledge about Danisco's values and mindset

Ask your neighbour what business Danisco is in – and the answer is likely to be 'sugar'. But sugar is only half the truth about Danisco. Ingredients is the other – and major – half following Danisco's refocusing process to become a global supplier of ingredients to the food industry.

That strategy has now been completed, and the industry is fully aware of Danisco's competencies. Now it is time for the general public to discover what Danisco is.

A major branding project to be launched early in 2003 will see the Danisco name appear in Danish TV commercials and newspaper ads and in international magazines. The Danish leg of the campaign will kick off in January, and the international leg will roll out later in the year. Danisco has worked with the international advertising agency Young & Rubicam on the campaign.

Three-legged campaign

'The Danish campaign targets opinion leaders, customers and the general public while the global branding campaign addresses customers and selected groups of opinion leaders. We're also running an internal campaign to keep our employees fully updated on Danisco's competencies, culture and values,' says Vice President Michael von Bülow, Communications, who is responsible for the project together with CEO Alf Duch-Pedersen.

'It's not the specific products that we're branding. It's us. The values attached to us and our products. A company that clearly and openly explains what it stands for and what it does quite simply adds value. More people will take an interest in the company and more will seek job opportunities there,' Alf Duch-Pedersen explains.

Michael von Bülow and Alf Duch-Pedersen also see the campaign as an important sequel to the Sustainability Reports that Danisco issued in 2001 and 2002. People should be made aware that Danisco operates with a three-tier bottom line comprising economic profitability, environmental awareness and social responsibility.

Curiosity

The contents of the campaign will remain a secret until the first ads are out. Michael von Bülow only wishes to disclose that the form and the message will arouse people's curiosity, perhaps provoke but not irritate.

'Seeing one of the ads from Danisco should leave you with



Alf Duch-Pedersen, CEO, and Michael von Bülow, Vice President, Communications, are responsible for Danisco's branding project and are about to launch the programme internally and externally.

Danisco's branding objectives

'Through the execution of a range of remarkable communication activities, the branding of Danisco is intended to reinforce selected target groups' knowledge and recognition of our business. Key to the branding campaign is therefore creating attention about Danisco's name and values, not the products.'

PHOTO: SØREN SVENDSEN

the feeling that it's a company that's part of my everyday life and what I eat. With the campaign, we want to be perceived as a dynamic company that is committed to the world,' says Michael von Bülow.

Out into the world

It is quite unique for a Danish company that mainly operates business-to-business to launch a campaign like this. Usually only businesses with end-user products will be addressing consumers in this way.

Like rings spreading on the water the campaign will get off to an internal start, to continue with an external launch in Denmark, where Danisco is listed and has its headquarters, to a final launch in the other countries within Danisco's operating sphere. To that end, Alf Duch-Pedersen will be visiting key Danisco sites abroad. He has already been to the US, and plans to continue with Danisco locations in Asia and Australia in the spring.

Bottom line results

According to Alf Duch-Pedersen, it makes sense to launch Danisco as a brand now that the refocusing of Danisco and the organisation into product divisions are in place. He expects the campaign will strengthen both the company's image and the financial performance.

'Once people recognise Danisco as a brand, it won't take a lot of pondering to buy a Danisco product or to collaborate with or invest in Danisco. So as our profile in the market sharpens, we will see it reflected on the bottom line,' Alf Duch-Pedersen prophesises.



New Sustainability Report

Danisco issued its second Sustainability Report in November. The first report came in December 2001. The new report outlines the results achieved since then and the objectives for the future.

Sustainability is now an independent part of Danisco with Vice President Søren Hjuler Vogelsang in charge reporting directly to CEO Alf Duch-Pedersen.

'The vision for our sustainability efforts is to create value by integrating sustainability in all our activities – also in relation to our suppliers. We intend to incorporate social responsibility in everything we do everywhere in the company,' says Søren Hjuler Vogelsang.

Danisco's efforts within sustainability have won the company listings in three international indexes of ethics/sustainability: Dow Jones Sustainability Index, FTSE4Good and Storebrand.

'Sustainability Report 2002' can be obtained at www.[illegible] or from Danisco A/S, Langebrogade [illegible], P.O. Box 17, DK-[illegible] Copenhagen K, telephone +45 3266 2000.



PHOTO: SØREN SVENDSEN

Our future is to sell knowledge and new uses for our products

Rober H. Mayer, Executive Vice President, Danisco, on the opportunities and challenges on the ingredients market

'Our challenge as a market leader is to find new uses for our products. Unlike many other businesses, we can actually drive growth - and not just be subject to market demand - by coming up with new products and new applications that add value to our customers.'

Robert H. Mayer is Executive Vice President and responsible for emulsifiers, functional systems, textural ingredients, flavours and specialities at Danisco. This is his view of the possibilities and challenges on the ingredients market.

Continued growth potential

Has the growth of the industrial food market slowed from 4-6 to 2-4 per cent per year?

'There is a growing perception that the growth of the worldwide processed food market has slowed recently. Certainly some of the emerging markets have experienced severe financial pressures. This is particularly evident in Argentina and Brazil. In addition, the past year has seen a lot of turmoil including September 11th and a war in Afghanistan. There has been a continued melt down in the value of equities that has affected people's personal wealth, job security, and confidence in the future. In addition, many of the large food companies have reduced inventories and there has been strong pressure on prices.

All of that said, I see no compelling argument that there has been a basic change that will alter the long-term growth prospects of the food industry. I expect that we will see the market return to more normal growth rates in the future.

It is important to add that during the past year it is our impression that Danisco has managed to grow its overall market share of the food ingredients market, which means we performed quite well in a difficult environment in comparison to our competitors.'

On the lookout

Will we continue to see growth through acquisitions?

'Yes, but for the moment there is a famine in the sense that

'The beauty of our business is that growth is to a certain degree in our own hands.' Robert H. Mayer, Executive Vice President, Danisco.



there is a discrepancy between the equity valuation of companies and the price expectations of sellers. For an acquisition to occur, both companies have to create value for their shareholders.

We do not need to make an acquisition right now, but acquisitive growth will be an important element in Danisco's future growth in food ingredients. Our broad product portfolio and extensive global sales platform place us in a strong position to deliver superior sales and cost synergies. In addition we are getting quite good at integrating companies. We will be vigilant for opportunities, but we will only move when the opportunity is right. Our ability to support our customers through our broad product range is enhanced as we add new product categories and strengthen existing categories.'

Acquisitions reinvigorate the business

Has Danisco achieved cumulative cost synergies from its acquisitions?

'Actually, we have overachieved. We have become quite seasoned in acquisitions. Germantown has fulfilled and exceeded expectations by being a year ahead of plan. Perlarom is moving along well.

A very important point in all acquisitions is that when we acquire a company, it is often because we have a lot to learn from this company. The main reason for acquiring Perlarom was its grip on the flavour business in Europe and an extremely dedicated sales force and flavour creation team with a history of superior accomplishment and success. It is very important that we can utilize the capabilities of Perlarom to our advantage throughout the world.

In most acquisitions we gain new insights, experiences, perspectives, and skills. In particular, we gain very good people. Acquisitions have helped Danisco to reinvigorate the organization.'

Three major challenges

What are the most significant challenges on the ingredients market?

'I see three very important challenges for Danisco in the immediate future, and all of them relate to driving our growth to a food industry that is rapidly consolidating.

First, we need to continuously work on finding new uses for our products. That is how we drive growth. The beauty of our business is that growth is to a certain degree in our own hands and thereby our growth depends on how innovative we can be at all levels of the company.

Second, we need to increase cross selling of our products. Our fastest growing accounts are those with product cross selling. It is important to remember that Danisco is not a conglomerate of different product divisions that sell independently. We are a company that is organised to deliver service to our customers through a knowledgeable sales force that can apply all of the tools in our tool kit.

Finally, we need to do a better job of branding the value proposition that Danisco offers to the food industry. We are building a company that should be the ideal partner to those accounts that see the great value in simplifying both their ingredients and knowledge supply chains. In many cases, we have been able to reduce greatly the number of different product grades the customer purchases because different suppliers promote overlapping grades. This reduces complexity in the customer's logistics and manufacture as well as improves the customer's scale of purchase. Simplification is particularly important to companies that are rapidly consolidating through mergers and acquisitions and thereby must combat the inherent complexity and ensure maximum value creation going forward.

The value that Danisco creates for its customers is based on both superior products and superior knowledge about the application of our products in our customers' food products, manufacturing and distribution systems. For instance, this year we have a number of customers that have benefited from a new grade of carrageenan that enables them to speed the filling machines they use in the production of ready-to-eat dairy desserts.'

Total solutions

'The combination of our broad range of ingredients and knowledge enables Danisco to provide customers with a much more comprehensive, holistic solution than the more piece meal approach of competitors with a narrower product range. Whether the goal of our customer is to reduce the cost of a food product or to develop an improved or new product, Danisco can reduce the time to market. Danisco is in a unique position to simplify our customers' knowledge supply chain as well as its product supply chain.

I might add one more point that my job is to be sure that our people are focused on taking care of business – driving growth. The priority is developing new products, finding new applications for our products, and communicating and selling these to our customers. Other initiatives have to come after we first take care of business,' Robert H. Mayer says.

Hjorth and the lemons are thriving ir

New division head sees huge growth opportunities for thickeners and gelling agents within Textural Ingredients

When Hans Henrik Hjorth, an experienced man from the industry, took on his position in February as head of Textural Ingredients – one of the eight product divisions – Danisco was strengthened. For almost 30 years, he has worked with ingredients for the food industry. He has therefore seen from the sideline how, during the past 20 years, Danisco has built its Textural Ingredients division from scratch to a leading position on the world market for textural ingredients.

'An impressive achievement,' believes Hans Henrik Hjorth, who has been made responsible for further developing the platform for pectin where Danisco is number two in the world, for locust bean gum where Danisco has to defend its global first place, and carrageenan and alginate where Danisco is among the world's five leading producers.

Being part of Danisco is a strength

Hans Henrik Hjorth is very pleased that Textural Ingredients is part of Danisco because the association strengthens the division on the various markets.

'We have an impact because we belong to a company focused on ingredients. Today, major customers want to deal with suppliers that are *global*, have the *technology* and the right *mindset*. And we meet all of these demands because we are part of Danisco,' Hans Henrik Hjorth points out.

On a *global* scale, Textural Ingredients can utilise Danisco's sales organisation, making it possible to cultivate new markets. An example of this is experienced French employee, Lionel Flutto, who has been sent to represent the division in Asia. He is based in Sydney where Danisco acquired the company Germantown.

From a *technology* point of view, Textural Ingredients uses Danisco's laboratories for product development; just as several customers actually use Danisco as a product development department via their close cooperation with Textural Ingredients.

The *mindset*, which is increasingly important to the customers when choosing a supplier, is visible at Danisco. The group's focus on sustainability is being noticed.

Part of the concept

'Many of our competitors belong to companies where they aren't a core business. But we're part of Danisco's one-stop supplier concept and the Danisco brand, which exclusively focus on the food industry. Being part of a company where all divisions work with the same concepts and customer segments makes our work a lot easier,' says Hans Henrik Hjorth.



PHOTO: SØREN SVENDSEN

'The demand for processed food is growing. Therefore, the market for ingredients will also grow. This particularly applies to products based on natural raw materials,' says Hans Henrik Hjorth, head of Textural Ingredients where citrus fruits are an important raw material.

Danisco





Textural Ingredients

Within the product division Textural Ingredients, Danisco works with four product groups, all of which are based on natural raw materials. The ingredients are primarily used for improving the texture of industrially produced food.

Pectin

Raw material:	Citrus fruit peel.
Danisco's production located in:	Mexico and the Czech Republic.
Examples of usage:	Improved texture in jams and viscosity in acidified dairy drinks.
Danisco's market position:	No. 2 in the world.

Locust bean gum

Raw material:	Pods from the locust bean tree, which grows in the Mediterranean region.
Danisco's production located in:	Spain.
Examples of usage:	Stabiliser for ice cream.
Danisco's market position:	No. 1 in the world.

Carrageenan

Raw material:	Red seaweed.
Danisco's production located in:	Chile.
Examples of usage:	Prevents crystallisation of ice cream and sediment in chocolate milk.
Danisco's market position:	Among the top five in the world.

Alginate

Raw material:	Brown seaweed.
Danisco's production located in:	France.
Example of usage:	In low-fat margarine and for binding water in meat products.
Danisco's market position:	Among the top five in the world.

Textural Ingredients is a growth area because the sale of processed foods is on the increase. Hans Henrik Hjorth is dedicated to the task of continuing growth.

'We must grow in four ways: Through internal value creation, expansion, acquisitions and strategic alliances with colleagues within the industry. However, we won't seek growth at any price. Our earnings must be satisfactory in order to justify the necessary investments.'

'A large proportion of the growth will come from internal value creation. It's all about letting our plants operate with the lowest possible costs involved, being committed to innovation in order that we can bring new products to our customers faster, and ensuring that we have the best possible return on investment,' Hans Henrik Hjorth points out.

Link to Textural Ingredients at www.danisco.com



During the past six months, Mariann Fischer Boel has presided over the EU Agriculture Council. She anticipates increased harmonisation within the food sector to the benefit of the consumers.

PHOTO: SØREN HOLM

Facts about the Minister

- Member of the Liberal Party's General Council
- Member of the Danish Folketing for Funen County Constituency from 1990
- Chairman of various parliamentary committees from 1994-99
- Minister for Food, Agriculture and Fisheries since 27 November 2001
- Born on 15 April 1943 in Aasum on the island of Funen, Denmark. Daughter of Landowner Hans Boel and Valborg Boel
- Married to Hans Fischer Boel – together they have three adult daughters
- Together with her husband, she runs a farming and forestry business covering 330 hectares of land

First lady of food

Mariann Fischer Boel, Danish Minister for Food, Agriculture and Fisheries, is a central figure in food politics

'Food politics is really about ensuring availability of a wide range of safe, exciting and high quality food.'

According to Mariann Fischer Boel, this is the very essence of food politics for which she has been minister for about a year. During the past six months, the Minister has also presided over the EU Agriculture Council, so her calendar has been full during this period.

Focus on food

Food politics has attracted increasingly more attention in both Denmark and the EU in recent years. At the same time, most people have an opinion about food and the media attention is massive. Even though the Minister is not exactly in the hot seat, her office does attract a great deal of attention from around the world. Not least from other players in this field.

The Ministry of Food, Agriculture and Fisheries covers primary producers, the ingredients and processing industries, retail trade and consumers. How do you embrace it all?

'The supply chain from earth to table isn't stronger than its weakest link. That's why we need to provide good conditions for all links, thus ensuring what food politics is all about: Availability of a wide range of safe, exciting and high quality food. This will benefit consumers as well as producers.'

Mariann Fischer Boel finds the alleged producer-consumer conflict highly exaggerated and somewhat antiquated.

'The fact of the matter is that the producers' existence relies on satisfied consumers. Of course, this doesn't mean that the food authorities shouldn't make demands on the industry. Naturally, there must be a clear set of rules regarding food safety, environment, consumer information, etc. to ensure that consumers have trust in the food products and that they get the necessary information to know what's in the food they're buying.'

Common EU rules

A great deal of food legislation and regulation takes place within the EU. For the past six months, you've presided over the EU Agriculture Council and achieved great insight into its work. Are we moving towards increased harmonisation, something you've been advocating?

'We're definitely moving towards increased harmonisation within the food sector, which will entail certain advantages because we'll avoid distortion of competition and ensure a great variety of products for the consumers to choose from. However, it's important that we agree on a level of consumer safety that's sufficiently high.'

'The proposal for improved labelling of food, which we have managed to reach agreement about under the Danish Presidency, is a good example of positive harmonisation. The proposal involves more detailed labelling of the composition of food products and a demand for explicit labelling of allergy-provoking substances. This is a big step in the right direction and it'll allow consumers to make decisions based on a full disclosure of information.'

Openness, responsibility and dialogue

What do you see as the potential trends in food politics over the next few years?

'That's a very open question, which is difficult to answer briefly. But I do see a clear trend towards increased focus on food safety within the entire EU.'

'Another important trend could be the growing recognition that it's important to take active part in the food debate.'

Here, the Minister refers to the 'quality project' carried out by the Danish Food and Drink Association under the Confederation of Danish Industries with the purpose of getting an updated picture of the consumers' and other stakeholders' attitude towards the food industry and its products.

'In continuation of this project, the industry has indicated that the key words for the future process will be openness, responsibility and dialogue. This trend, I strongly support.'

What would you like to be remembered for when you leave office?

'I sincerely hope it isn't imminent and, as such, I find it a little odd describing my 'favourite memoirs' once I've left office. In any case, I'd like to be remembered as the Minister who held on to and expanded the high Danish standards for food safety. Not just in Denmark – but also in the other EU countries in connection with the EU Presidency.'

Danish Ministry for Food, Agriculture and Fisheries: www.fvm.dk


Nordea
500 000,00
LMC
DANISCO

PHOTO: SØREN SVENDSEN PHOTO: SØREN HOEM

Minister visits Danisco twice

Mariann Fischer Boel presented Danisco Award and visited research centre

The Danish Minister for Food, Agriculture and Fisheries believes that research and development is essential for the industry's ability to develop high quality food. R&D was the main theme when the Minister visited Danisco on two occasions in the late summer and in the autumn.

Presentation of Danisco Award

On 3 November 2002, the Danish Minister for Food, Agriculture and Fisheries presented the Danish Centre for Advanced Food Studies (LMC) with the Danisco Award. This was the first time that the DKK 500,000 (approx. EUR 67,000) award was granted and the presentation took place during the Danisco Food Industry Trends Symposium. The reason for presenting LMC with the award was its ten years of extensive research which have placed the centre in a leading international position. In the left-hand picture: Centre Manager at LMC Anne Busk-Jensen holding the DKK 500,000 cheque, flanked by Alf Duch-Pedersen, CEO, Danisco and Mariann Fischer Boel, Danish Minister for Food, Agriculture and Fisheries.

Visit at Danisco's site in Brabrand, Denmark

Earlier this year, Mariann Fischer Boel visited Danisco's research and development centre in Brabrand, Denmark where the Minister had the opportunity to discuss current food political issues with CEO of Danisco, Alf Duch-Pedersen. During her visit the Minister was given a tour of the laboratories.


Danisco AEBF main sponsor and active participant

In connection with the work in the AEBF, Alf Duch-Pedersen and other Danish business executives had the opportunity to meet with the Chinese Premier Zhu Rongji, who visited Denmark in conjunction with the ASEM summit.

PHOTO: MIKAEL HJULER

Common agenda for Europe and Asia

'Now, we need to reach a common understanding of food safety and to establish the best possible framework for developing safe products and production methods in Asia and the EU. This would benefit consumers as well as businesses,' says Alf Duch-Pedersen, CEO, Danisco.

This statement was made after a meeting at the Asia-Europe Business Forum (AEBF) in Copenhagen. Danisco was among the main sponsors, and an active participant with Alf Duch-Pedersen in a leading role, when the seventh AEBF was held from 18-20 September.

The AEBF is an official part of the processes connected to the ASEM (Asia-Europe Meeting) with participants from all 15 EU-countries and ten Asian countries headed by China. Like the AEBF, the ASEM summit took place in Copenhagen this year.

The goal of the AEBF is to strengthen the cooperation between business sectors in Asia and Europe and to make recommendations to be included in the debate during the ASEM summit.

Food safety

Food safety was a central theme at this year's forum, during which Alf Duch-Pedersen chaired the new food task force. Mariann Fischer Boel, Danish Minister for Food, Agriculture and Fisheries, contributed to the group's work by giving a speech about the new European Food Safety Authority.

China's membership of the WTO means that almost all AEBF countries are now members of the world trade organisation. This has already reduced the formal trade and investment barriers for the benefit of both Asian and European food production, but differences in production methods, rules and control are still an impediment to free trade.

During the assembly of the food task force, Alf Duch-Pedersen stressed the importance of sustaining the recent years' positive development within food industry investments and trade between Europe and Asia.

'Now, the challenge is to arrive at a common understanding of food safety in the two regions and to build the best possible framework for developing safe and globally attractive products and production methods in Asia and the EU. That's the challenge we've taken up in the food task force, and it's the core element of the recommendations we've made to the politicians,' says Alf Duch-Pedersen.

A global perspective

Danisco is strongly represented in Asia and, being a global company, Danisco is committed to obtaining a common understanding of food safety across the globe.

'It's necessary that we maintain the global perspective and support food safety efforts within the WTO on an ongoing basis. It's not enough that Asia and Europe get in step. There's also a need for harmonising rules on a global level,' says Alf Duch-Pedersen.

'Achieving this will take time, which is why I've proposed that food safety remains a central theme during next year's AEBF in South Korea.'

AEBF VII website: www.aebf.dk
ASEM 2002 website: www.um.dk/asem

Expectations sustained

Consolidated sales reduced by 3% to DKK 4.41 billion as a result of last year's disposals, which is in line with the forecast.

Consolidated earnings (EBITA) grew by 4% to DKK 627 million (DKK 603 million).

Consolidated profit came to DKK 265 million (DKK 244 million), an increase of 9%. Earnings per share advanced 18% as a result of repurchases of own shares and the profit increase.

Sales in the Ingredients and Sweeteners segment increased by 4% with organic growth of 3%. Organic growth in local currency terms would have been 5%, had fluctuations in the South American currencies against USD been taken into account.

Earnings (EBITA) in Ingredients and Sweeteners rose 7% to DKK 366 million (DKK 343 million).

Sales in Sugar increased 2% as forecast. This year's sugar production is expected to be considerably above the EU quotas.

Earnings (EBITA) in the Sugar segment fell 1% to DKK 297 million (DKK 300 million) as forecast.

6 months

Consolidated net sales fell as forecast by 9% to DKK 8.64 billion (DKK 9.48 billion) due to disposals in 2001/02, while consolidated profit increased by 3%.

The consolidated operating margin (EBITA) increased to 15% (14%). Earnings per share advanced 11% as a result of repurchases of own shares and the profit increase.

Ingredients and sweeteners

Net sales in the second quarter of 2002/03 grew 4% in DKK terms to DKK 2,227 million on last year (DKK 2,144 million). Organic growth came to 3% compared to the same period last year.

Earnings (EBITA) increased DKK 23 million to DKK 366 million (DKK 343 million). Operating margin (EBITA) was sustained at 16%, in spite of the lower-than-forecast operating margin in flavours.

The one-stop-supplier business model combined with more focus on major customers proved its effective worth, as Danisco has managed to enhance its market share position in the ingredients market since the beginning of the current financial year.

The progress of Q2 has demonstrated that future prospects now appear more stable and somewhat better, but the development in the world economy continues to be subject to uncertainty. The estimate for food ingredients growth continues to be 2-4%. Our target is to outgrow this forecast.

Organic growth in flavour sales accounted for approximately 11%. However, a changed product mix and high raw material costs (particularly of vanilla) resulted in a decline of the operating margin (EBITA). These effects are expected to impact the operating margin for the remainder of the financial year.

Sugar

Net sales in the second quarter of 2002/03 advanced 2%, but earnings (EBITA) were down by 1% on the same period of last year.

Operating margin (EBITA) was 13%, a decline on last year when the operating margin was 14%.

The lower earnings (EBITA) compared with the same period last year are due to the considerable positive currency impact from SEK in the same period last year.

The present sugar campaign is progressing smoothly, and the sugar beet quality is high. The production is expected to be significantly larger than the EU quotas.

As anticipated, the EU decided to implement a 5.4% quota adjustment in accordance with the WTO Agreement. The quota adjustment will not impact earnings (EBITA) in the current financial year.

Outlook for 2002/03

The total sales forecast remains in the range of DKK 16.7-17.8 billion. Full-year sales in Ingredients and Sweeteners are sustained in the range of DKK 8.7-9.4 billion. The sales forecast in Sugar continues to be in the range of DKK 8.0-8.4 billion.

The continued adverse development in exchange rates, in particular USD, and the expected lower operating margin in flavours imply a reduction of the full-year earnings forecast (EBITA) for Ingredients and Sweeteners to around DKK 1.4 billion from the last forecast of the upper end of DKK 1.4-1.5 billion (DKK 1,316 million). The full-year earnings forecast in Sugar is sustained at DKK 1.1-1.2 billion (DKK 1,176 million).

The consolidated profit forecast for 2002/03 remains at approximately DKK 1 billion. This is partly due to lower interest payable and a reduction of tax. Q3 consolidated profit is expected to be DKK 150-200 million.

The complete Announcement of Results for Q2 is available at www.danisco.com

KEY FIGURES AND FINANCIAL RATIOS · GROUP

DKK million	Q2 2001/02	Q2 2002/03
Net sales	4,543	4,410
of which main business areas	*4,282*	*4,410*
Operating profit before amortisation of goodwill (EBITA)	603	627
of which main business areas	*599*	*627*
Operating profit (EBIT)	505	522
of which main business areas	*501*	*522*
Profit on ordinary activities before tax	387	425
Consolidated profit	244	265
Cash flow from operating activities	1,192	1,212
Financial ratios [1]		
Diluted average number of shares	56,429	52,403
Diluted earnings per share (DEPS)	4.16	4.92
Diluted cash flow per share	21.12	23.11
Diluted book value per share (BV)	224	225

1) The effect of Danisco's share option programme has been included in the diluted values.


NET SALES
6 months (Ingredients & Sweeteners)
4% · Rest of the world
2% · Denmark
4% · Nordic countries excl. Denmark
18% · Asia & Pacific
32% · Rest of Western Europe
9% · Latin America
5% · Eastern Europe
26% · North America
OPERATING PROFIT (EBITA)
Q2 2001/2002
Q2 2002/2003
500
400
300
200
100
0
7%
-1%
Ingredients and sweeteners
Sugar



PHOTO: SØREN SVENDSEN

Danisco share has become international

As responsible for Danisco's Investor Relations, Vice President Michael von Bülow spends a lot of his time on road shows, meeting international share analysts and representatives of institutional investors.

Foreign investors now own close to 40 per cent of Danisco's share capital

The Danisco share has become international. Since May 2000, the number of shares held outside of Denmark has tripled. This is a trend that Michael von Bülow, Vice President of Communications at Danisco, appreciates.

Today, Danisco's foreign share ownership is close to 40 per cent. Compared with other listed companies in Denmark, Michael von Bülow finds it a satisfactory percentage, but personally he aims higher.

'My target is around 50 per cent. The more foreign investors, the more diversity among our shareholders. And diversity means more trading and a better pricing of the share. The wide fluctuations we've seen during 2002 also reflect a higher volume of trading.'

On the road

According to Michael von Bülow, two things are essential for the growing interest from abroad: hard work and a good corporate website. In this case, hard work means road shows, where Danisco meets with investor representatives in the US and Europe.

'It's of great importance that analysts from the large finance houses can meet face-to-face with members of our Executive Board. Their customer and distribution leverage in Europe is attractive for us. It's a question of reaching as many investors as possible, and the best way to get to their representatives is through road shows. That's why we've decided to expand our Investor Relations function by hiring another IR manager,' says Michael von Bülow.

More liquidity

Another reason for attracting foreign institutional investors is that their investment parameters are different from those in Denmark – for example other tax rules and expectations of return potential. That increases trading in the share.

'In time, it will generate more liquidity in the share because of the higher interest in both selling and buying. And the more trading, the more accurate the pricing,' Michael von Bülow maintains.

Joint investor meeting attracted a crowd

Three large Danish-based international companies, Danisco, TDC and GN Great Nordic came up with a new idea: To join forces and organise one big investor meeting. More than three hundred investors from Sydbank, Jyske Bank and The Danish Shareholders Association attended the event that was held in Århus, Denmark, on 25 November. Even though the national Danish TV station DR covered the event, the participants were not too shy to ask the speakers questions of all sorts – factual and critical.

Alf Duch-Pedersen, CEO at Danisco, got the appropriate attention when he started his presentation by saying: 'All around the world, every day, more than 100 million people eat or drink products that contain one or more Danisco ingredients.' Another important message to the potential investors was that Danisco has completed its refocusing process and is now fine tuned for dealing with its core business: ingredients, sweeteners and sugar.

The event was a huge success and the next joint investor meeting is planned to take place in Copenhagen on 12 May 2003.

Danisco invests in German biotech

Danisco Venture fronted a financing round, which has injected EUR 10.5 million (approx. DKK 78 million) into the German biotech company Direvo Biotech.

Direvo develops biopharmaceuticals, industrial enzymes, chemical biocatalysts and enzymes for food and feed.

With its rapid and highly flexible screening-based directed evolution process, Direvo is focused on several multi-billion dollar markets. Dr André Koltermann, co-founder, President and CEO of Direvo, states that the additional funding will secure the growth of the company for the coming years and will support accelerated development of own and collaborative products.

Direvo was established in year 2000 and its partners include Danisco Venture's parent company Danisco A/S.

Lars Dybkjær, Investment Manager, Danisco Venture: 'We find both the technology and the management team behind Direvo very strong, and this makes us confident that it is a good investment. As Danisco is heavily engaged in both food and feed enzymes, the strategic fit is obvious.'

Concurrently with Danisco Venture's financing agreement, Danisco A/S has entered into cooperation with Direvo to develop a new enzyme.

www.direvo.com
www.danisco.com/venture

Risk-free investment

Danisco employees strongly supported warrant programme

Danisco's employees now get the opportunity to buy shares at a special price through a warrant programme. The Board of Directors proposed the programme which was adopted by the Annual General Meeting.

'The purpose is to ensure employee focus on value creation and the share price but also to attract and retain good employees. It's becoming increasingly common that candidates ask for programmes where a good result for the company benefits the employees,' says Klaus Friis-Hansen, Senior Vice President, Corporate HR.

Fixed share price

Each employee may buy between 100 and 300 Danisco shares. The number depends on the individual employee's annual salary.

The shares can be bought at a price of DKK 299 – but only from 5 September 2005 and for the following two years. The long time frame is meant as a means to encourage the employees to stay with Danisco and work for a favourable share price development.

'The fixed share price of DKK 299 is based on the share price of the first five trading days after the Annual General Meeting on 5 September 2002. Hopefully, the price will be significantly above DKK 299 in 2005 so the employees will benefit the most from the warrant programme. 100 shares may be bought at a price of DKK 29,900. If, in the meanwhile, the share price has increased to DKK 380, the employee may choose to sell the 100 shares immediately at a price of DKK 38,000,' says Klaus Friis-Hansen.

89 per cent of warrants subscribed for

The deadline for participating in the programme has now expired, and Klaus Friis-Hansen reports that 6,964 employees from 105 Danisco sites in 36 countries have seized the opportunity and subscribed for a total of 1,180,525 warrants.

'This means that 89 per cent of the warrants was subscribed for. We can thus establish that the warrant programme is a success. It's gratifying that so many employees wanted to participate in the programme – especially considering the current share price. This shows that the employees are confident we've chosen the right strategy. Now, we all have to focus on earnings and growth in order to create value for the employees and the shareholders,' says Klaus Friis-Hansen.

SHARE PRICE DEVELOPMENT
1 DECEMBER 2001 - 1 DECEMBER 2002



395
370
345
320
295
270
245
220
December/01
March/02
June/02
September/02
December/02
Danisco A/S
Peer group average (Ingredients)
Peer group average (Sugar)
KFX index

FINANCIAL CALENDAR AND INVESTOR ACTIVITIES

2003	
26 February	IR quiet period for Q3 2002/03
19 March	Q3 accounts 2002/03 (November-January)
30 April	End of financial year 2002/03
27 May	IR quiet period for full year 2002/03
17 June	Accounts for 2002/03

The calendar is updated regularly at **http://investor.danisco.com**
For further information, please contact Danisco Investor Relations at **investor@danisco.com**

In case of non delivery please return to

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark


POST
P P
DANMARK

Danisco invests in green power

With an investment of approx. DKK 20 million (EUR 2.7 million) into Denmark's largest windmill, Danisco has made yet another major step in its attempt to make production increasingly sustainable. As from the turn of the year, the mill, which has a capacity of 3 megawatts, will be supplying power to the sugar factory in Nakskov, thereby sparing the environment of a CO_2 emission of about 6,600 tonnes a year. This means that Danisco contributes to meeting the international Kyoto agreement, which aims at limiting the emission of greenhouse gasses.



PHOTO: VESTAS

Open to dialogue

An open dialogue with the company's stakeholders – including the more critical voices – is a central element in Danisco's approach to sustainability

'The reason why dialogue today is one of Danisco's core values is that we want to provide our surroundings with an insight into our company. But it's also because we attach great value to exchanging viewpoints with our stakeholders on matters relating to our activities,' says Mogens Granborg, Executive Vice President responsible for Danisco's sugar activities.



'A varied and constructive debate is the best foundation for sustainable development,' says Mogens Granborg, Executive Vice President, Danisco.

The full picture

Mogens Granborg stresses that a serious and varied debate is essential, not least when heavy and complicated issues are on the agenda.

'These days, there's heavy focus on market access of third-world countries, agricultural schemes and liberalisation of international trade. These matters have far-reaching consequences for many people and that's why we must ensure that the discussions deal with the full picture,' states Mogens Granborg.

Constructive exchange of views

He is pleased that some NGOs are displaying increasing interest in entering into dialogue with businesses such as Danisco.

'This reflects a sincere wish for a constructive debate, which is positive. At times, certain NGOs leave out important aspects when they talk about free trade and third-world countries. It's very popular to say that we should simply import sugar and other raw materials from these countries, but is this really the kind of help they need? Don't we risk that these countries will maintain low prices and outdated structures if we take advantage of their cheap products? Unfortunately, that's what happened in relation to coffee. To give an example, I believe that supporting sugar-consuming industries in the countries concerned by transferring knowledge and technology would have far greater effect. In this way, a basis for value creation and local growth could be established,' says Mogens Granborg.

He adds that Danisco fully supports liberal markets, also when it comes to sugar.

'It's in everybody's interest. We do see a need for adapting the EU's sugar regime to the present world situation. But, as we've often pointed out, it's decisive that the same high standards regarding environment and food safety apply, no matter where production takes place. These are all matters we'd like to discuss with the NGOs – and our other stakeholders – because the best foundation for sustainable development is achieved through a varied and constructive debate,' concludes Mogens Granborg.

DANISCO magazine

www.danisco.com | NO. 1 2003

SUGAR INVESTS IN THE FUTURE PAGE 8

DANISCO'S MEDIA DRIVE – PAGES 4-5

Branding campaign to create dialogue

DANISH CROWN PRINCE VISITED DANISCO PLANT IN INDIA PAGE 3



Sustainable values

In mid-January, we launched the branding of Danisco, and the first phase of the campaign has indeed been very visible in the Danish media. Now, we are about to roll out to the world outside Denmark while continuing the internal brand building. In this connection, we have spent much time discussing Danisco's five values: *We create value, we are innovative, we build competencies, we take responsibility* and *we believe in dialogue.*

We are committed to substantiating the values so that everyone can see that they are not just words, but words we live by. Let me give an example. In Denmark, a heated debate on the use of ingredients in food is going on. It is sometimes difficult for the consumers to understand how important ingredients are in modern food products. We have therefore decided that it is Danisco's responsibility to provide information about ingredients.

For that purpose, we are using our own specialists as a matter of course, but we have also chosen to make use of external experts in our information strategy. We want to be seen to live the value: *we believe in dialogue.*

And the full consequence of that is to openly discuss our products and their justification. We could hide behind the argument that as a sub-supplier to the food industry, we do not need to explain anything to the consumers. But for us, it is a problem if food ingredients give rise to uncertainty, or – worse – fear. That is not in the interest of the consumers, our customers or Danisco.



Alf Duch-Pedersen, CEO, Danisco

The story about Danisco is the story about how we apply our knowledge to transform natural and agricultural products into food ingredients, which are fundamental building bricks in bread, cheese, jam, ice cream and beverages. That is the message we want our branding campaign to communicate, and these are the products for which our values provide a firm foundation.

Alf Duch-Pedersen

Contents

DANISCO magazine

Danisco's shareholder and investor magazine is published by Danisco A/S, Langebrogade 1, P.O. Box 17, 1001 Copenhagen K, Denmark. Tel. +45 3266 2000. Fax +45 3266 2175.
www.danisco.com. E-mail: magazine@danisco.com
Editor responsible: Carsten Sivertsen, e-mail: stcsi@danisco.com
Journalists in this issue: Ulrik Larsen, Dorthe Lindgreen, Hans Rømer, Carsten Sivertsen and Natalie E. Weber. Edited by: Michael von Bülow, Peter Rasmussen and Lasse Skovby Rasmussen.
Translation: Christina Dyrlund, Henrik Roloff and Hanne von Wowern. Distribution: Susie Buske. Layout/production: Boje & Mobeck as. Print: PrintDivision. Circulation: 41,000.
Duplication and quotations with source credits. ISSN 0905-5959. Print date: 19 March 2003.

Crown Prince Frederik watches how a flavour is blended in seven steps.


Sohna, Haryana, 3 February 2003 by

Crown Prince Frederik flanked by Danish Minister for Economic and Business Affairs Bendt Bendtsen to the left and Vice President, Danisco, Frederik Gejl-Hansen to the right.

PHOTO: STEEN BROGAARD

Royal visit to India

Danish Crown Prince Frederik visited Danisco's recently expanded flavour plant

Strawberry flavour, sweets and elephants ... 3 February was a very special day at Danisco's Indian flavour plant when Crown Prince Frederik of Denmark visited the site. The visit to New Delhi was part of an official export campaign organised by the Confederation of Danish Industries in cooperation with the Danish Trade Council under the Danish Ministry of Foreign Affairs.

During the visit, Crown Prince Frederik, the Danish Minister for Economic and Business Affairs Bendt Bendtsen and the Danish ambassador to India Michael Sternberg saw how to produce strawberry flavour and how to apply flavours in sweets and soft drinks. The visit was celebrated in traditional Indian style with decorated elephants and local entertainment.

Danisco's Indian production is increasing

Danisco has exported from Denmark to India since the 1960s and in 1998, Danisco set up a local sales organisation in India. Production started in 2000.

In 2003, Danisco expanded the flavour plant by acquiring a piece of land neighbouring the New Delhi plant. The expansion was the result of a need for more space for raw materials, packaging and finished goods caused by an increasing flavour production. The new facilities will also hold a warehouse for ingredients and other flavours imported from Denmark, the Czech Republic, the UK and China.

Furthermore, Danisco India intends to increase the number of employees by around 25 per cent. The new employees will include flavourists, application engineers, administrative staff, a warehouse manager and an import/export manager responsible for buying raw materials for the increased production and exports to the Gulf.

By hiring more employees, Danisco India will get an even better opportunity to provide good technical and application service to its customers – which will mean solution-oriented sale as regards product development and improvement as well as problem solving in connection with production.


New Delhi

The advantage of a local team is that Danisco can build up expertise targeted at Indian conditions and reduce the response time to technical service inquiries.

What characterises the flavour business is that local tastes vary. In India, the most popular flavours are vanilla, butter, pineapple, coconut, sweet orange, butterscotch, strawberry, orange oil, chocolate and exotic flavours such as cardamom, whisky, brandy, rose and kewra (flowers from the screw pine).

The Indian market

Today, 75 million Indians have the same spending power as Western Europeans (a conservative estimate). The growth rate for flavours for the food industry is approximately 8 per cent.

'Several of our flavours competitors have been on the market for decades, but Danisco's the only flavour producer that can apply a wide range of food ingredients and offer technical expertise and assistance from our innovation centres outside India, for instance, Brabrand in Denmark. That makes Danisco unique on the market,' says Frederik Gejl-Hansen, VP, Danisco A/S.

www.danisco.com/flavours

Danisco India

Employees: 45

Distribution: sale, production, administration, innovation

Production: flavours, compounds, flavour-colour emulsions



Hvordan kan finske skovhuggere gavne dine tænder?
Man skulle tro, der var langt fra skovens dyb til din mundhule. Men hvis man tager et stykke træ og tilsætter viden, er resultatet et spændende produkt, der kaldes xylitol. Det blev første gang udvundet af finsk birketræ og bruges f.eks. i sukkerfrit tyggegummi, hvor det giver en frisk og kølende smag. Ud over at virke sødende har xylitol en gavnlig effekt på mundhygiejnen. Danisco er den førende leverandør af xylitol og andre ingredienser til fødevarevirksomheder over hele verden.
Få mere at vide på www.ingredienser.info
DANISCO
First you add knowledge...

Dialogue builds on mutual understanding

Analyses and focus groups prior to the branding campaign provided Danisco with valuable knowledge on how the company is perceived and which messages would be acceptable

99 per cent of the people in Danisco's main target group are familiar with the name Danisco. But asked what is behind the name, their answers reflect only partial knowledge of the actual situation. More than half of the respondents, i.e. 55 per cent, immediately say sugar, 12 per cent say spirits and only 11 per cent say food ingredients. However, asked what name they connect with food ingredients, 42 per cent say Danisco.

These figures come from a study carried out in the autumn of 2002 before Danisco started planning the branding campaign, whose main message is that Danisco is one of the world's most knowledgeable companies when it comes to food ingredients and industrially produced foods.

'In an analysis, we asked 200 Danish top executives and 200 university students what the name Danisco made them think of. The campaign would be based on the results, which should also function as basis of comparison for future effect analyses to test whether the campaign has caused a change in attitude. And their answers didn't surprise us,' says Henrik Vesterborg Andersen, Global Marketing Manager, Danisco.

The two target groups were chosen because they represent Danisco's close network as potential investors, opinion makers, customers and future employees.

In dialogue with critics

'In the same period, we set up three focus groups, one for working women, one for chefs and one for nutrition experts. These groups represent those who know the most about food and their opinions greatly influence other people. That's why we wanted to know what they thought of when they heard words such as 'additives' and 'ingredients'. The nutrition experts knew a little more than the others because their approach to ingredients is rather factual. But the other two groups displayed a lack of knowledge and a lot of prejudice. To some extent, they didn't distinguish between food ingredients, additives and




The first leg of Danisco's branding campaign has been rolled out with TV commercials and advertisements in Denmark. The international campaign will be launched at a later date.

toxins. Flavours were subject to the most criticism,' says Henrik Vesterborg Andersen.

'The focus groups were introduced to a wide range of foods available in supermarkets and containing some of our ingredients. To begin with, we discussed our own and other people's eating habits and it was clear that some of the products weren't considered 'good food' and therefore not something they'd eat. But the more we talked, the more the participants admitted to using some of the products in their daily cooking. These products included jam, various kinds of soft drinks, sweets and some groceries. So the desired version was one thing and actual fact another. The general opinion is that if it involves chemistry, we don't like it, even though chemistry can also be natural. However, if it's made from natural products such as seaweed and citrus fruits, we like it,' says Henrik Vesterborg Andersen.

'We wanted the campaign to promote dialogue and to do this, it was important to know the attitudes of our potential critics. That's why one of the purposes of the focus groups was to sound out our major critics in order to find out what should be our message in the Danish campaign, which is different from the international campaign that'll be launched at a later date,' says Henrik Vesterborg Andersen.

What do customers and employees think?

Furthermore, we conducted a large-scale global analysis among all Danisco's customers, who were asked about their opinion of Danisco. The customers know the products so the main purpose of the analysis was to determine Danisco's reputation as a company. Another purpose of the analysis was to reveal the customers' perception of Danisco as a knowledge provider because of the great knowledge content of Danisco's products today. A similar analysis was carried out globally among the employees, whose perception of the company is equally important.

'We wanted to make sure that the employee dealing with a customer or an investor agrees with what we're saying and that it has been embedded in the organisation,' Henrik Vesterborg Andersen points out.

New and different

'In connection with the campaign, we engaged in a creative process with our advertising agency Young & Rubicam. When the agency came up with ideas for communication and statements, they were presented to a number of global sparring partners within the organisation in order to establish whether these ideas would work in all countries. A group of those employees that provide some of the products we mention in the campaign evaluated the Danish leg of the campaign. We wanted to make sure that they could identify with the statements. We've been through many tests, which added to refining the statements,' says Henrik Vesterborg Andersen.

'We had to come up with something new and different. Nice aerial shots of our headquarters and a photo of a group of scientists wouldn't do the trick. Of course, we can't use TV commercials to give detailed information about ingredients. That's why we're using examples to explain how Danisco in an intelligent way links raw materials from one part of the world with knowledge from another to get products that are part of the food we all eat,' Henrik Vesterborg Andersen explains.

Changing attitudes

Financial Times' foreign correspondent in Denmark, Clare MacCarthy, is convinced that the campaign will have the desired impact. It will help changing many Danes' traditional perception of Danisco as a company engaged solely in sugar production. And it is important for the corporation to tell this story as it has undergone major changes in recent years.

'Personally, I know Danisco very well through my work so the campaign doesn't provide me with any new knowledge. But in relation to customers, investors and consumers, branding is everything when you do something, do it right and tell the story. I'm sure the campaign will change attitudes among most Danes. It's different and therefore it'll attract great attention,' says Clare MacCarthy.


E-nummerbogen

PHOTO: SØREN SVENDSEN

Leif Kjærgaard, Senior Vice President, Alf Duch-Pedersen, CEO, and Orla Zinck, Director of Dansk Catering Center, at the presentation of the new website. Orla Zinck is co-author of the book 'E-nummerbogen' describing the 375 E-numbers on the European positive list that the food industry is allowed to use in food products.

Food ingredients can easily stand an open dialogue

Danisco has taken the first step towards open dialogue with the consumers, who are entitled to know which ingredients are used in the food we eat and why they are necessary

Many people associate the term 'additive' with something negative: It makes you think of chemistry and something harmful! The term 'food ingredient' is more palatable but still, many people react negatively. Mostly because they do not really understand what lies behind the term and do not know why it is necessary to add ingredients to food products.

'We've always interfered with our food in some way to keep it fresh for longer, to add a certain flavour or to facilitate its cooking. But today, the extensive food industry has made it much more complicated,' explains Leif Kjærgaard, Senior Vice President, Global Innovation and Business Development, Danisco.

More and more cooking is left to the food industry. Thanks to a number of ingredients, which are used in different quantities, it is possible to produce healthy food products that are easily prepared, have good keeping quality and taste good.

On the consumers' terms

The prejudice and myths that surround industrially produced food are due to lack of information about what ingredients are and how they add to the quality of the food products.

'We'd like to contribute to much more openness about what's in the food we eat and why it's necessary to use ingredients. This would benefit the consumers as well as the food industry. We would therefore like a real dialogue with the consumers,' says Leif Kjærgaard.

Just ask

Danisco has taken the first step. There is a special website where you can read about ingredients. You can also e-mail questions about food ingredients and their applications to Leif Kjærgaard and Orla Zinck, MSc in food science.

As part of the dialogue, Danisco has published the folder 'Time for more... Facts about food ingredients'. The folder provides short and concise answers to questions about ingredients, sugar and sweeteners, and you can download or order it from Danisco's website.

Difficult to do without

'Mysticism or not, it's a fact that there's a wide range of good food ingredients that would be difficult to do without. The food supply would be very different from what we know today if it were decided to remove all preservatives, emulsifiers and stabilisers from food products. This is only the beginning and that's why dialogue is important,' Leif Kjærgaard stresses.

www.ingredienser.info

The new EU is a growth area

The EU enlargement will increase the need for ingredients


Cyprus

- The EU member states presently include: Belgium, Denmark, Finland, France, Greece, Holland, Ireland, Italy, Luxemburg, Portugal, Spain, the UK, Sweden, Germany and Austria.
- From 1 May 2004: Cyprus, Estonia, Lithuania, Latvia, Malta, Poland, Slovakia, Slovenia, the Czech Republic and Hungary. However, the candidates need to hold referendums and their parliaments must adopt the membership.
- Bulgaria and Romania can join the EU in 2007.

An EU with up to ten new member states is a genuine win-win situation, assesses Danisco CEO Alf Duch-Pedersen.

'We'll see political stability and increased economic growth. The enlargement will definitely improve the fundamentals of doing business. We're creating the world's largest common market with more than 470 million inhabitants. Experience from the previous EU enlargements shows that it will promote trade and increase growth and job opportunities in new and old member states alike. Higher welfare will in turn lead to increased demand for processed food – and thus Danisco ingredients,' Alf Duch-Pedersen points out.

Rapid growth in East

The EU already constitutes an important market for Danisco, with approximately 40 per cent of its sales generated in the 15 existing EU countries. The Eastern European market still only makes up a small part of Danisco's business but in recent years, Danisco has captured considerable market shares in several countries, and sales companies have been established in Russia and Poland.

'In 2001/02, we saw growth rates of 21 per cent in Eastern Europe and we expect growth to stay at a high level,' says Alf Duch-Pedersen. 'The local production of flavours and ingredients is modest and we will use solutions tailored to local needs to achieve market leadership. We expect to win market shares by expanding our sales and service network, which will bring us closer to our customers.'

Danisco already has production facilities in Smirice in the Czech Republic where a pectin factory was acquired in 1995.

Beneficial to us all

Alf Duch-Pedersen mentions that several of the EU candidates have a high degree of bureaucracy, which makes it a big challenge to run a business. Bureaucracy often means high costs and slow administration. Moreover, some countries have overly strict rules for food products.

'But hopefully, this will change when the countries are integrated into the EU. As a global company, Danisco supports initiatives to promote free trade. Everybody will benefit from the free movement of goods, services and capital,' says Alf Duch-Pedersen.


2,98

PHOTO: POLFOTO

The EU enlargement will lead to increased growth, and higher welfare in the Eastern European countries will in turn lead to increased demand for processed food – and thus Danisco ingredients.

PHOTO: LARS LYDIG



Delegation of responsibility and personal development will help maintain high motivation and strong competencies among managers and employees at Danisco's plants.

PHOTO: PER BROGAARD & CO.


BMA

The entire year's sugar production is completed in roughly 100 days. Therefore, a high level of operating effeciency is crucial.

Danisco Sugar invests in the future

Danisco Sugar's ability to enhance production efficiency has secured its position among the most productive sugar businesses in Europe. Efforts to reinforce this position continue under the headline 'Operational Excellence'.

'Throughout the years, we've developed an efficient production in the Baltic Sea countries. Besides having closed down inefficient factories, we've invested more than DKK 1 billion (approximately EUR 135 million) in the remaining sites over the past five years,' says Mogens Granborg, Executive Vice President, Danisco Sugar.

Danisco has 11 sugar factories in Denmark, Sweden, Finland and Germany as well as majority interests in three Lithuanian factories.

After 2006

'We're sometimes asked if it was wise to make such big investments in production when the revision of the European sugar regime in 2006 might result in less favourable conditions for sugar production in our part of the world. But we're confident that there'll always be demand for high-quality sugar produced in a manner that modern consumers find acceptable. Sustainability is here to stay,' says Mogens Granborg.

There is much focus on the differences between sugar production in the third-world countries and in Europe. The argument is that the European sugar regime makes it impossible for poor countries to produce sugar. To this Mogens Granborg answers:

'We're also taking part in the debate and in that connection, we'd like to stress that it's a political decision whether an agricultural scheme, adopted by politicians, should be abolished or amended. Agricultural schemes exist all over the world. Without interfering in political negotiations, I think we should



Mogens Granborg: 'We believe Europe will still want a sugar industry that functions on the same terms as society in general.'

PHOTO: PER BROGAARD & CO.


WHITE
EXPORT

Every year, several of Danisco's sugar factories put out products worth more than DKK 1 billion.

PHOTO: GÖRAN OLSSON



Danisco's factories produced 1,363,000 tonnes of sugar during the 2002 campaign.

We believe there will still be a market for sugar produced on European terms, says Executive Vice President Mogens Granborg

remember that there's an imbalance between rich and developing countries in almost all matters. This situation isn't unique for sugar.'

'We believe Europe will still want a sugar industry that functions on the same terms as society in general. Global imbalances should be minimised, but this shouldn't be done by the Western world giving up on a production that constitutes the basis of existence for ten thousands of families in Europe alone,' says Mogens Granborg.

'And that's why we believe enhancing production efficiency is a good investment.'

Short and safe process

As an example of improved efficiency, Jesper Thomassen, Executive Vice President, Technology and Operations, Danisco Sugar, mentions the operating efficiency at the factories:

'The entire year's production is completed in the 100 days the campaign roughly lasts, and since beets have limited keeping quality, a high level of operating efficiency is crucial. That's why we're now harmonising and modernising our maintenance work by implementing a new common IT system. That'll make it easier for us to plan and target our efforts and control costs.'

Bulk buying benefits

A common IT solution will contribute to enhancing the efficiency of Danisco Sugar's purchasing process and at the same time limit the number of suppliers.

'In future, we'll buy most of our equipment and material from a few main suppliers, as we've done for many years with raw material, energy, packaging and intermediary products. That way, we can obtain better key account terms. At the same time, our factories will get a standardised product range, which lives up to our demands,' says Jesper Thomassen.

These demands include environmental matters since sustainability is an important aspect of Operational Excellence. Thus, the division's environment and quality management is based on the latest ISO standards, which require continuous improvements.

Strong competencies

In its efforts to optimise operations, Danisco Sugar attaches great importance to ensuring a professional organisation at all levels.

'By delegating more responsibility and increasing human resource development, we wish to maintain high motivation and strong competencies among managers and employees,' explains Jesper Thomassen.

'Every year, several of our factories put out products worth more than DKK 1 billion (approximately EUR 135 million), so it's extremely important that we have skilled and committed people handling the process.'

Sugar is a good product

Sugar should be enjoyed as part of a varied diet and a healthy lifestyle

Sugar tastes good, has functional properties and is an important taste enhancer in low-calorie dishes. In health debates, sugar nevertheless becomes a scapegoat in discussions that lack nuance, and it takes the blame for many lifestyle-related health problems – e.g. diabetes, obesity and caries.

Anne-Mette Nielsen, who is responsible for nutrition communication at Danisco Sugar, is a busy woman who sees a positive challenge in telling the whole story about sugar.



'Sugar can create balance between taste components. This quality is particularly useful in low-fat dishes,' explains Anne-Mette Nielsen, who is responsible for nutrition communication at Danisco Sugar.

All things in moderation

'A lot of what is said about sugar in the media only gives a partial picture of the truth. 'All things in moderation' is a Danish saying that applies to *all* kinds of food products, including sugar. Danisco Sugar has always advocated a varied diet and exercise as key factors in achieving a healthy lifestyle. We don't want over-consumption of sugar, but obviously think that people should not feel guilty about consuming a normal amount of sugar. Our Nutrition Policy takes the same stance,' says Anne-Mette Nielsen.

As part of her job, Anne-Mette Nielsen monitors the media debate closely and when it gets too biased, she contacts the relevant people and refers them to the latest scientific material on the subject or invites them to a meeting at Danisco Sugar.

Serves several purposes

'Everyone knows that sugar gives people pleasure. It tastes good and everyone likes something sweet. But only a few people know that both sugar and fat can give body and balance to a taste sensation. This is why sugar also in such cases can be used as a fat replacer and reduce the amount of calories in a meal. The Asian cuisine is a good example of this, as it is full of flavour and contains less fat than e.g. the European cuisine,' says Anne-Mette Nielsen.

Asian cooking is most commonly a combination of bitter, sour, spicy and sweet ingredients.

Research and sugar

Perspektiv (perspective) is a magazine dealing with sugar and nutrition published by Danisco Sugar and distributed to approx. 40,000 people working with nutrition in the Nordic countries, including doctors, scientists, nutrition experts and many more. The scientists who contribute articles on the latest sugar research to Perspektiv either enjoy Nordic or international acclaim – this is a criterion for writing for the magazine.

Sugar's qualities

- controls the sourness and bitterness in food
- can be used as a fat replacer
- speeds up fermentative processes
- provides colour and texture to baked goods
- is a stabiliser in cakes and makes them crispy
- provides texture to beverages and ice cream and enhances mouthfeel, e.g. in combination with milk protein in yoghurt
- can be used for preservation, e.g. in jam, speeds up the point of freezing and prevents crystallisation of ice cream

Links

For Scandinavian readers - read more about sugar at:

www.dansukker.com
www.perspektiv.nu
www.daniscosugar.com (includes Danisco Sugar's Nutrition Policy)



PHOTO: PETER KAM

Sugar is a taste enhancer in many Asian dishes.

Claims and facts

CLAIMS	FACTS
Sugar is fattening	- All calories have a fattening effect if the intake is larger than the amount burnt off - Obesity is caused by several factors and cannot be attributed to a single nutritional substance
Sugar is as fattening as fat	- Sugar has four calories per gramme and fat has nine calories per gramme
Sugar causes dental caries	- Most high-carbohydrate foods, including sugar, can play a part in the development of caries, especially if the intake is high and the oral hygiene is poor
Sugar is addictive	- There is nothing to indicate that sugar is addictive
Cane sugar is healthier than white sugar	- Neither white nor cane sugar contains significant vitamins or minerals that contribute to the recommended daily intake



Malene Stentebjerg, who works at Brabrand test bakery, has been baking. Danisco provides ingredients to the global bakery industry and therefore the development centre must be able to produce all sorts of bread made around the world.

PHOTO: CLAUS HAAGENSEN, CHILI

All the bakeries of the world under one roof

A new test bakery at Danisco, Brabrand, Denmark, will be able to produce all types of bread as if baked in local bakeries

At the moment, there is nothing much to see but a lawn. But in the coming months, there will be hectic building activity and in December, when it is time to bake Christmas cookies, this will be done in the brand new test bakery at Danisco, Brabrand, where the conditions at bakeries around the world can be imitated.

'The entire world's our market. Besides being Danisco's European service centre for the baking industry, we're also Danisco's global development centre. Thus, we're among the leading ingredients and knowledge providers to the global bakery industry. In order to meet our customers' wishes and demands, we must be able to produce their local types of bread regardless of whether they live in the Middle East, Mexico, the US, Italy or in Denmark. That's why we need to be able to produce these types of bread in the exact same way as they do in the relevant countries – i.e. by using the same types of ovens and mixers and under the same climatic conditions,' explains Torben Wiborg Jensen, head of the Bakery, Dairy and Ice Cream department.

Rebuild rather than renovate

'The baking industry's undergoing rapid development and change. This is also the case in Denmark where small local bakeries are being replaced by industrial bakeries. This development's fairly steady and for some time now, we've had an urgent need for expanding our existing test bakery, which was erected in 1984 when needs were different,' says Vice President, Hans Elbæk Pedersen.

'The original idea was to renovate the existing test bakery but seeing the present development, we decided to build an entirely new bakery to help us maintain our leadership for many years to come. The new building should also be seen as part of our branding process, as a signal of quality and knowledge to our customers and partners.'



PHOTO: CLAUS HAAGENSEN, CHILI

Ready to build. Head of department Torben Wiborg Jensen (to the left), Development engineer Rene Schou and Property Manager Hans Bang Andersen are looking forward to Danisco's new test bakery in Brabrand.

Flexibility prioritised

Property Manager Hans Bang Andersen explains about the new test bakery designed by architects Schmidt, Hammer & Lassen in Aarhus, Denmark:

'The budget for the project is DKK 30 million (approximately EUR 4.05 million). The building will have a total floor area of 1,550 sq metres with 950 sq metres at ground level and a basement of 600 sq metres. Flexibility has been prioritised so the partition walls at ground floor can be rearranged according to requirements and potential expansion of the building has been provided for. One room will be completely climate controlled, making it possible to imitate the climate in the country for which a special kind of bread is being developed.'

'We already have part of the equipment, but we need to supplement it with new mobile equipment on wheels, which can be removed when we don't need it. This requires special technical installations.'

The building will be faced with red bricks so that it matches the other buildings at Danisco's Brabrand site, and a skylit arcade will run all the way through the building. The basement will hold a utility room, refrigerator and freezing compartments, storage facilities, changing rooms and photo facilities.

Increasing earnings in challenging market

- Operating profit (EBITA) grew 6% to DKK 495 million (DKK 468 million). Operating margin (EBITA) was 13% - up 1 percentage point. Given unchanged exchange rates, earnings (EBITA) in Ingredients and Sweeteners grew 16%.
- Consolidated profit grew 9% to DKK 178 million (DKK 164 million). The lower USD rate resulted in lower financials.
- Earnings per share advanced 16% to DKK 3.31 (DKK 2.86). Buy-back of own shares YTD for DKK 711 million, corresponding to 2.6 million shares, and the positive development in financials raised earnings per share considerably.

Ingredients and Sweeteners

Organic sales growth was 5%. Adjusted for the local currency development in Latin America, organic growth would have been 8%. Earnings (EBITA) grew 7% to DKK 257 million with operating margin of 13%, up 1 percentage point compared to the same period last year. Translated at the exchange rates prevailing in last year's Q3, earnings (EBITA) would have been DKK 280 million, equivalent to earnings growth of 16% compared to the same period last year.

The largest product area, Texturant products (emulsifiers, textural ingredients and functional systems), representing close to 50% of sales in Ingredients and Sweeteners, recorded organic growth of 7%. Volume growth was close to 4% compared to the same period last year. This is satisfactory considering the rising raw material prices and the continued price competition. Good capacity utilisation helped improve the operating margin

Growth in flavours remained high with organic growth of 8%. Operating margin (EBITA) is still at an unacceptable level due to high raw material prices and a changed product mix, but managed to climb on Q2. In Q3, the management of Flavours was considerably strengthened. Normal-level earnings are expected to be achieved in the new financial year.

Sugar

Net sales were DKK 1.88 billion, down 1% compared to the same period last year. Earnings (EBITA) increased 4% to DKK 279 million, resulting in a 1-percentage point increase in operating margin (EBITA) to 15%. This is mainly explained by increased sales of molasses and lower production costs.

The sugar crop output totalled 1,363,000 tonnes, outgrowing last year's output by 103,000 tonnes and also Danisco's total quota by 25%.

The sugar beet content was higher than usual and volumes were bigger, resulting in lower production costs.

The sugar campaign progressed satisfactorily and production efficiency improved, thus setting several production records.

Outlook for 2002/03

The general market conditions and the weak exchange rates, mainly USD, have increased the uncertainty and caused an adjustment of our outlook.

Total sales are now expected to be in the range of DKK 16.5–17.0 billion against the previous forecast of DKK 16.7–17.8 billion. Full-year sales in Ingredients and Sweeteners are expected in the range of DKK 8.5–8.8 billion against the earlier announced range of DKK 8.7–9.4 billion on account of the development in the USD rate. The sales forecast in Sugar continues to be in the range of DKK 8.0-8.2 billion.

The full-year earnings forecast (EBITA) in Ingredients and Sweeteners is expected to be around DKK 1,350 million (DKK 1,316 million) against the earlier expectation of around DKK 1.4 billion. If exchange rates had remained at our USD budget rate (DKK 8.35), this would have had a favourable impact of around DKK 70 million. The new expectation is based on an average USD rate of DKK 6.88 for the remaining part of the current financial year. The full-year earnings forecast in Sugar is sustained at DKK 1.1–1.2 billion (DKK 1,176 million).

Consequently, consolidated profit for 2002/03 is expected to be in the range of DKK 950-1,000 million.

The complete Announcement of Results for Q3 is available at www.danisco.com

KEY FIGURES AND FINANCIAL RATIOS · GROUP

DKK million		Q3 2001/02	Q3 2002/03
Net sales		3,949	3,827
of which main business areas		*3,843*	*3,827*
Operating profit before amortisation of goodwill (EBITA)		468	495
of which main business areas		*474*	*495*
Operating profit (EBIT)		368	392
of which main business areas		*374*	*392*
Profit on ordinary activities before tax		276	296
Consolidated profits		164	178
Cash flow from operating activities		(1,211)	(1,012)
Financial ratios[1]			
Diluted average number of shares	'000 stk.	55,527	51,938
Diluted earnings per share (DEPS)	DKK	2.86	3.31
Diluted cash flow per share [2]	DKK	(22.00)	(19.48)
Diluted book value per share	DKK	228	219

1) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.
2) The negative cash flow in the third quarter results from Sugar division's ordinary season for payment of beet growers and stock building.


NET SALES
9 months (Ingredients & Sweeteners)
4% · Rest of the world
2% · Denmark
4% · Nordic countries excl. Denmark
19% · Asia & Pacific
31% · Rest of Western Europe
9% · Latin America
5% · Eastern Europe
26% · North America
OPERATING PROFIT (EBITA)
Q3 2001/02
Q3 2002/03
300
200
100
0
7%
4%
Ingredients and sweeteners
Sugar

'The biggest challenge for Danisco is to prove that the one-stop-supplier model works,' says Anne Alexandre, Food Producers Analyst at HSBC.



Danisco in the eyes of a financial analyst

Danisco should maintain its focus on developing new and unique products, says Food Producers Analyst

Anne Alexandre, Food Producers Analyst at HSBC, has followed Danisco since the mid-nineties.

Danisco Magazine asked Anne Alexandre what she sees as Danisco's four biggest challenges – and what strengths will help Danisco meet the challenges.

Being a one-stop-supplier

'The biggest challenge is to prove that the one-stop-supplier model works. We think it simply means that Danisco wants to have a product portfolio broad enough to be short-listed by all the main customers, when they wish to develop a new product.

However, a number of Danisco competitors, for example flavour houses, which are highly specialised and offer unique products, don't follow the one-stop-supplier concept, but they may well win flavour contracts ahead of Danisco nevertheless. Uniqueness gives customers competitive advantages and they will go to a particular supplier for a product with a particular strength.

Prioritising research and development

'Therefore, Danisco should maintain its focus on developing new and unique products. This means putting the right amount of research into the development of new products,' Anne Alexandre points out.

She also agrees with Robert H. Mayer, Executive Vice President at Danisco, who told Danisco Magazine in December last year that Danisco needs to keep on finding new uses for its products, because this is an efficient way of developing sales.

Acquiring the right companies

Danisco's acquisition strategy is good, but the pricing of the potential acquisitions is not. According to Anne Alexandre, the challenge is to find the right companies to buy – in the right product areas and at the right price. Naturally, Danisco's competitors are interested in buying some of the same companies as Danisco, which affects the pricing of the companies.

HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The international HSBC network comprises some 8,400 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. www.hsbc.com

The review of the European sugar regime

Danisco's sugar division will have to find ways to compensate for the losses that may occur after the review of the sugar regime. Anne Alexandre mentions the importance of developing plans to increase efficiency and finding other compensative factors and profits.

Emerging markets

She points out that a worldwide company like Danisco always needs to strike the right balance in the emerging markets and be present in many of them, because there will always be an emerging market which is in crisis while others may be growing strongly.

Danisco's strengths when facing the challenges

'The focusing of the business was an important and wise strategy for Danisco,' says Anne Alexandre. Also, Anne Alexandre emphasises that the cash flow generated from both the sugar and ingredients businesses is very strong.

Finally, Anne Alexandre says: 'Danisco's focus on sustainability is a very important competitive factor. Anything related to human health is extremely sensitive – and the focus on this will only increase. This applies to both the products and the production processes.'

Suitable ethical investment

The Swedish environment fund Robur Miljøfond has selected Danisco as a suitable investment target.

The fund argues that Danisco has had environmental and social policies since 2001, that the CEO is directly responsible for the company's work on sustainable development and that the efforts are externally audited.

Robur Miljøfond picks the leading businesses within various industries in the Nordic countries. The selection is based on 21 criteria determined by an external Environment and Ethics Council.

With a portfolio of SEK 220 billion (approximately EUR 23.5 billion), Robur is one of Scandinavia's biggest fund managers. The fund is owned by FöreningsSparbanken (Swedbank), which is one of the largest banking groups in the Nordic area.

www.robur.se

Danisco goes to the ballet

Danisco has entered an unprecedented exclusive sponsorship agreement with the Royal Danish Ballet. The first production to be exclusively sponsored by Danisco is one of Bournonville's romantic ballets: La Sylphide.

Bournonville was artistic director of the Royal Danish Ballet from 1830-1877, and during that period, he created a style and a repertoire that were greatly admired by his contemporaries and are still attracting big audiences.

CEO of Danisco Alf Duch-Pedersen is looking forward to cooperating with one the world's finest ballet companies:

'I've great respect for the Royal Danish Ballet, which is an excellent institution. Our worlds are far apart and yet we share many characteristics. Like Danisco, the Ballet is built on knowledge, skills and professionalism. Like ballet, ingredients have a global means of expression. And we both belong in the international premier league.'

More information on the sponsorship will be published during the year.



La Sylphide with Nikolaj Hübbe as James. The photo is from an earlier production of the ballet.


ingredienser.info

New consumer website

Seize the opportunity to get concrete answers to questions about Danisco's ingredients on the new website www.ingredienser.info. Here, you can learn about the various ingredients or write to the panel, who answer questions about the ingredients' function and content.

Read more at www.ingredienser.info

SHARE PRICE DEVELOPMENT
1. MARCH 2002 – 1. MARCH 2003


350
325
300
275
250
225
200
March/02
June/02
September/02
December/02
March/03
Danisco A/S
Peer group average (Ingredients)
Peer group average (Sugar)
KFX index

FINANCIAL CALENDAR AND INVESTOR ACTIVITIES

2003	
30 April	End of financial year 2002/03
27 May	IR quiet period for full year 2002/03
17 June	Full-year Results 2002/03
21 August	IR quiet period for Q1
28 August	Annual General Meeting
22 September	Q1 Results 2003/2004 (May-July)
21 November	IR quiet period for Q2
16 December	Q2 Results 2003/2004 (August-October)

The calendar is updated regularly at **http://investor.danisco.com**
For further information, please contact Danisco Investor Relations at **investor@danisco.com**

In case of non delivery please return to

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Denmark


POST
PP
DANMARK



PHOTO: LARS LYDIG.

Jesper Thomassen: 'Good growth conditions and an efficient production.'

Sugar production at all time high

Danisco's sugar factories outgrew EU quota by some 25 per cent

Danisco's 2002 sugar campaign produced a total of 1,363,000 tonnes of sugar. The factories in Denmark, Sweden, Finland, Germany and Lithuania thus managed to beat the record from 2000 when production totalled 1,345,000 tonnes.

The production in the four EU member states Denmark, Sweden, Finland and Germany is approximately 25 per cent above Danisco's EU quotas, whereas the Lithuanian production is somewhat higher than the national quota. The sugar production matches the expectations announced in the 2002/03 Q2 report.

Efficient production

One of the reasons for the big sugar production was good growing conditions, which in several countries resulted in a record-high sugar yield. But Jesper Thomassen, Executive Vice President, Technology and Operations, Danisco Sugar, emphasises that efficient production at the factories also played a major role.

Mogens Granborg, Executive Vice President, Danisco Sugar, is very satisfied with this year's production.

'We can tell that many of the initiatives we've taken to optimise our business are now paying off and they're ensuring that we maintain our position within the European sugar elite. In addition, we've managed to constantly increase the yield per hectare during the last couple of years, which is helping to ensure continued efficient high-quality sugar production in the Nordic countries,' says Mogens Granborg.

Danisco's 2002 sugar production in the five producing countries:

Country	Production (tonnes sugar)		Sugar yield (tonnes sugar/ha)		Sugar quota 2002/03 (tonnes sugar)
Denmark	516,000	(479,000)	9.8	(9.1)	392,000
Sweden	432,000	(402,000)	8.7	(8.1)	355,000
Finland	163,000	(146,000)	6.2	(5.5)	141,000
Germany	145,000	(132,000)	8.5	(7.8)	116,000
Lithuania	107,000	(88,000)	5.6	(5.0)	97,000

(Figures from the 2001 campaign in brackets)


DANISCO

First you add knowledge...

60.

Danisco A/S

INVITATION TO PARTICIPATE IN DANISCO'S WARRANT PROGRAMME 2002

We create value

We would like to invite you to participate in Danisco's first global warrant programme. We hope that this will increase your focus on a positive share price development for Danisco and, at the same time, motivate you to contribute to value creation within Danisco for the benefit of yourself and our shareholders.

In this invitation, we describe the warrant programme and how you can benefit from it. In case you have further questions, you can either read the 'Subscription List' with appendixes or ask your local administrator about the warrant programme.

We hope that all Danisco's employees will accept this advantageous offer and subscribe for warrants.

Copenhagen, October 2002
Danisco A/S

Alf Duch-Pedersen
CEO

What are warrants?

A warrant is a right - and not an obligation - to buy a new share in Danisco at a later point in time at a pre-fixed price (the subscription price). In case this price is lower than the market price, you will achieve a capital gain. You will not have to make any cash payment to Danisco in order to subscribe for warrants, but employees in some countries (Australia, Belgium, Holland and Switzerland), might be taxed on the value of the warrants at the time of subscription (November 2002).

Which employees are covered by Danisco's warrant programme?

All Danisco's employees around the world who on 29 November 2002 have been employed in the Danisco Group without discontinuation for at least one year and who are not under notice.

The programme also covers:

- Employees on leave
- Employees employed in businesses acquired by Danisco within the past year provided that they meet the seniority requirement
- Campaign staff and other temporary staff provided that they are adequately attached to Danisco 1)

This programme does not cover the group of executives that received share options from the company in 2000.

1) "Adequately attached" means that the person concerned for the last two years prior to the expiry of the subscription period has been employed to an extent corresponding to 20 weeks of fulltime employment (of which no less than six weeks in each year) and that the person concerned is expected to be considered for similar future temporary employments.

How do I participate in the warrant programme?

You can subscribe for warrants from 18 November 2002 – 29 November 2002

You will receive a 'subscription list' (including appendixes). These documents specify in detail all rules regarding your participation in the programme. The list stipulates the number of warrants for which you are entitled to subscribe. You should sign and return the list as prescribed by your local administrator. The subscription is binding, i.e. you cannot withdraw your subscription for warrants. But in case you change your mind, you can simply refrain from exercising your warrants. Danisco accepts your subscription by recording your name and your number of warrants in a register.

For how many warrants can I subscribe?

The number of warrants depends on your annual salary. Employees with annual salaries below DKK 100,000 can subscribe for 100 warrants. For salaries above DKK 100,000, the following scale applies:

Annual salary	Number of warrants
DKK 100,000-149,999	125
DKK 150,000-199,999	150
DKK 200,000-249,999	175
DKK 250,000-299,999	200
DKK 300,000-349,999	225
DKK 350,000-399,999	250
DKK 400,000-449,999	275
above DKK 450,000	300

Your local administrator of the warrant programme will calculate the number of warrants for which you can subscribe. The calculation of your annual salary will be based on your agreed salary in September 2002 (before tax and other deductions but excluding any pension and social security contributions paid by the employer). The method of calculation may differ from country to country.

The annual salary of part-time staff, campaign staff and temporary staff is calculated on the basis of the extent of the agreed/expected annual employment.

In case your salary is paid in a currency other than DKK, your salary is translated into DKK based on the currency exchange rate as at 18 September 2002 (the date when the Board of Directors adopted the warrant programme).

If you have questions as to how your allotted number of warrants is calculated, you can ask your local administrator of the warrant programme.

How many shares do my warrants entitle me to buy?

Every warrant entitles you to buy one share in Danisco A/S of a nominal value of DKK 20.

At which price can I buy shares?

You can buy shares at the so-called subscription price, which is DKK 299.

How has the subscription price been fixed?

The subscription price is the average price of the Danisco share on the first five stock exchange trading days after Danisco's Annual General Meeting 2002 with an addition of 2.5

per cent a year until 5 September 2005.

When can I buy shares?

First, you have to subscribe for warrants. This can be done from 18 November – 29 November 2002. There are no costs or risks involved in subscribing for warrants. However, in a few countries (Australia, Belgium, Holland and Switzerland), there might be tax implications involved in subscribing for warrants.

You cannot exercise your warrants until 5 September 2005 and thus cannot dispose of them, e.g. sell them, during this period.

In the period 5 September 2005 – 4 September 2007, you can exercise your warrants but only in the two ways stated below. This period is called the 'exercise period'. Due to the legislation, you can only exercise your warrants during special periods (typically four periods of four weeks during a year). As we approach 5 September 2005, we will give you specific information about the periods during which you are allowed to exercise your warrants.


DANISCO
What is the time frame?
Slide 8
5 September 2002
Annual General Meeting authorises the Board of Directors
18 September 2002
The Board of Directors adopts the warrant programme
18 November 2002
20 November 2002
SUBSCRIPTION PERIOD
(18 November 2002 – 29 November 2002)
VESTING PERIOD
(29 November 2002 – 4 September 2005)
5 September 2005
Earliest point in time when employees may buy new shares
EXERCISE PERIOD
(5 September 2005 – 4 September 2007)
4 September 2007
The programme expires. Un-exercised warrants lapse

How do I exercise my warrants?

You can exercise your warrants in full or in part but you can only exercise them once. If, for instance, you have 150 warrants, you can choose to exercise 100 of them, but then you lose the right to exercise the remaining 50 warrants at a later point in time – they lapse.

You have two options for exercising your warrants:

- either by buying new shares in Danisco A/S
- or by being paid the difference between the subscription

price and the current market price (differential settlement)

But you cannot combine the two options to for instance use one half of your warrants to buy shares and use the other half to achieve differential settlement.

Due to legislation, it is not possible to buy new shares in four countries (China, Russia, South Africa and the US (California)).

Buying shares in Danisco A/S

If you choose to buy shares, you have to pay the subscription price of DKK 299 per share and then receive the shares. Actual share certificates are not issued in Denmark, but the shares are held in custody with the Danish Securities Centre.

You may choose to sell the shares immediately and achieve the capital gain, but you can also choose to hold on to the shares, thus having the opportunity to achieve possible future capital gains if the price of Danisco's share further increases. But you will also face the risk of a loss, however, only if the share price drops to below DKK 299.

Example

Exercising the warrants
- Buying new shares

DANISCO

Slide 12

The employee buys shares at the subscription price. The employee pays in cash to Danisco. The shares are transferred to a securities deposit.

Example:

150 shares at subscription price: 150 x 299

- The employee pays a total of DKK 44,850.
- 150 shares corresponding to a value of DKK 57,000 are transferred to the securities deposit.
- Possibility of further future capital gain but also risk of future capital loss

This example is based on an estimated market price of DKK 380.

399
299
199
2002
2008
Subscription price 299
Estimated market price

Differential settlement

If you opt for differential settlement, the difference between the market price and the subscription price will be paid to you.

Example

Exercising the warrants
- Differential settlement

DANISCO



Slide 14
The employee receives a cash amount corresponding to the difference between the subscription price and the market price. The employee needs not pay anything.
Example:
150 shares at market price less the subscription price:
150 x (380 - 299).
The employee is paid DKK 12,150 before any taxes.
The employee loses the opportunity of further future capital gains.
This example is based on an estimated market price of DKK 380.
399
299
199
2002
2008
Subscription price 299
Estimated market price

What do I need to do in order to exercise my warrants?

You need to fill in a special form and send/submit it to Danisco. On the form, you must write the number of warrants you want to exercise and whether you want to buy shares or achieve differential settlement.

As we approach 5 September 2005, which is the earliest point in time for exercising your warrants, you will receive detailed information about what to do.

Will I be taxed on the capital gains?

Please refer to the enclosed tax appendix.

What happens if my employment in Danisco terminates?

That depends on the time and the reason for the termination.

Termination before 5 September 2005 2):

- If the termination is due to permanent inability to work or death, you or your beneficiaries will keep all your warrants.
- If you are given notice (except if this is due to breach of contract) or resign due to retirement or early retirement,

you will keep a proportionate part of your warrants.

- Where campaign staff, temporary staff or employees on leave do not attain an annual average number of working hours of at least 10 weeks during the period from 29 November 2002 – 5 September 2005, the number of warrants will be proportionately reduced.
- If you yourself resign from your employment, or are given notice due to breach of contract, all your warrants will lapse without compensation.

Termination after 5 September 2005

You will keep all your warrants in all cases.

2) The above-mentioned terms may be locally altered by any mandatory legislation pertaining to conditions of employment in the individual countries.

What happens if Danisco, for instance, is liquidated or is delisted from the Copenhagen Stock Exchange?

In principle, your warrants will "mature" and you can exercise them by subscribing for shares or achieving differential settlement, even if this would be impossible under normal circumstances because, for instance, we have not yet reached 5 September 2005.

Appendix 1 to the Articles of Association of Danisco A/S enclosed the subscription list (clauses 7-8) specifies the rules in detail, to which we refer.

What happens if Danisco merges or is split up?

In principle, your warrants will automatically be converted into new warrants in the merged company or in the company in which you work following the split-up.

Appendix 1 to the Articles of Association of Danisco A/S enclosed the subscription list (clause 9) specifies the rules in detail, to which we refer.

What happens in case of changes in Danisco's capital structure?

In principle, any changes in Danisco's capital structure will not influence, neither positively nor negatively, the value of your warrants. If this does happen (for instance in case of purchase or sale of own shares, or increase or reduction of the share capital at prices that deviate from the market price), an adjustment of either the fixed subscription price of DKK 299 or the number of shares you are entitled to buy may be carried out. In order to ensure an independent assessment of these matters, Danisco's auditors will determine whether an adjustment shall be made and, in that case, the kind of adjustment to be made.

Appendix 1 to the Articles of Association of Danisco A/S enclosed the subscription list (clause 10) specifies the rules in detail, to which we refer.

This invitation, including the subscription list with appendixes, has been prepared in compliance with Danish legislation. Danisco A/S disclaims liability for any legal and financial consequences for the employee which may arise from the subscription, including – but not limited to – consequences of a nature pertaining to financial matters, taxation and property law.

Employees in doubt of their legal position are requested at their own initiative and expense to seek assistance from professional advisors, e.g. lawyers, accountants and bankers, before making a final and binding declaration to subscribe for warrants.

nwa

DANISCO

03 OCT 21 7:21

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

October 16, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549



Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated August 28, 2003.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel

1193415.1

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish laws	Filed With Copenhagen Stock Exchange	Distributed to Securities Holders
A.	**PRESS RELEASES**					
1.	Aug. 20, 2003	Danisco sells its share of Amcor Flexibles Europe	X			X
2.	Sept. 1, 2003	Danisco and Woolworth launch health-boosting HOWARU™ probiotic cultures in South Africa	X			X
3.	Sept. 4, 2003	Continued prospects for above average sugar production	X			X
4.	Sept. 17, 2003	Science and Technology Committee visiting Danisco	X			X
5.	Sept. 22, 2003	Announcement of Results for Q1 2003/04	X			X
6.	Sept. 24, 2003	Holding of Own Shares	X			X
7.	Oct. 3, 2003	Danisco launches its third sustainability report	X			X
8.	Oct. 14, 2003	Danisco expands its business platform with xanthan	X			X
B.	**NOTICES TO THE STOCK EXCHANGE**					
	[Date of Release]	[Title of Release]				
1.	Aug. 28, 2003	Annual General Meeting 2003		X	No No. given	X
2.	Aug. 28, 2003	The Chairman's Report at the AGM 2003		X	Notice No.8/2003	X
3.	Aug. 28, 2003	Annual General Meeting of Danisco A/S on Aug 28, 2003		X	Notice No. 9/2003	X
4.	Sept. 11, 2003	Danisco rejects rumours of ongoing negotiations		X	No No.given	X
5.	Sept. 22, 2003	Announcement of Results for Q1 2003/04		X	Notice No.11/2003	X
6.	Sept. 24, 2003	Holding of Own Shares		X	No No. given	X
C.	**INFORMATION DISTRIBUTED TO DANSICO A/S SHAREHOLDERS (Information from Investor Section on Danisco A/S Website)**					
1.	Aug. 28, 2003	Annual General Meeting of Danisco A/S on Aug 28, 2003		X	X	X
2.	Aug. 28, 2003	To the Shareholders of Danisco A/S (call to AGM)		X	X	X
3.	Aug. 28, 2003	Agenda and Proposals in Full		X	X	X
4.	Aug. 28, 2003	Chairman's Report at Danisco's Annual General Meeting		X	X	X
5.	Sept. 22, 2003	Announcement of Results for Q1 2003/04		X	X	X
6.	Sept. 30, 2003	Insider Register Statement of Transactions		X		X
7.	Oct. 3, 2003	Sustainability report 2003 (Full text)	X			X


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20.8.2003

Danisco sells its share of Amcor Flexibles Europe

Danisco sells its 21% share of Amcor Flexibles Europe to Amcor for a gross amount of DKK 595 million (EUR 80 million). At the same time, Amcor and Danisco have reached a settlement in relation to claims raised by Amcor against Danisco in connection with the sale of Danisco Flexible in 2001.

The sale yields a net gain of around DKK 50 million (EUR 6.7 million). The gain, which is not subject to tax, will be included in Q2 of 2003/04 as "other income" in the profit and loss account.

The gain is not included in Danisco´s full-year consolidated profit forecast for 2003/04.

The transfer awaits approval by the competition authorities. The proceeds of around DKK 550 million (EUR 74 million) will be included in Danisco´s financial resources.

Background

Amcor Flexibles Europe was the result of the merger of Amcor Ltd., AB Åkerlund & Rausing and Danisco Flexible in April 2001. For Danisco, the merger was an element in the process of focusing on ingredients, with Danisco selling off a major part of its activities to Amcor Flexibles Europe while maintaining a 25% share, which was later diluted to 21 per cent via a capital increase.

For further information, please contact:

Michael von Bülow, Communications, tel.: + 45 3266 2920, mobile: + 45 2149 2305
Investor Relations, tel.: +45 3266 2912
Media Relations, tel.: +45 3266 2913

Related links

http://www.amcor.com/main.asp?page=/flexibles/

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1.9.2003

Danisco and Woolworths launch health-boosting HOWARU™ probiotic cultures in South Africa



Danisco, the world's leading supplier of food ingredients has licensed its premium probiotic trademark, HOWARU™, to Woolworths, the South African chain of department stores. WW is the first chain store to market HOWARUTM.

The agreement gives Woolworths exclusive rights to trademark the entire dairy range in South Africa, as well as exclusive use of the two probiotic strains, HOWARU™ Bifido and HOWARU™ Rhamnosus, in those applications. HOWARU™ Bifido and HOWARU™ Rhamnosus are cultures, which enhance the immune system. All Woolworths applications containing HOWARUTM strains will be labelled: "HOWARUTM is a registered trademark of Danisco."

"This is a significant agreement" says Danny O'Regan, Business Director of Danisco's culture business, and continues: "Woolworths is an ideal partner for this concept. The number of stores and the popularity of their food stores make Woolworths and ideal partner for in-store promotion. At the same time, a massive product campaign marks a new era for Danisco as this is the first Business to Consumer branding of a Danisco food ingredient."

"An important goal for Woolworths is to provide the consumer with good food which contributes to health beyond basic nutrition," says Richard Butt, Foods Director of Woolworths. "Combining HOWARU™ premium probiotics, with Woolworths nutritious dairy products, illustrates how we can achieve this goal."

"Health is a driving force behind food innovation in general, especially in the yoghurt segment of the dairy market" says Siegbert Philipp, Danisco's Probiotic Product Manager. "The market for probiotics is still developing, not only in dairy but also in the food and nutritional supplement industries. For manufacturers, the choice of ingredients is crucial for success."

This HOWARUTM probiotic cultures concept has two key components:
1) To bring high quality, clinically proven probiotic strains to the customers
2) To make it easy for consumers to recognise when dairy or food products contain these strains, by marketing them under a consumer-friendly brand - HOWARU™ (pronounced 'How are you?').

HOWARU™ premium probiotic cultures can be found in the entire Woolworths yoghurt range (45 different product lines). Woolworths future plans include adding these premium probiotics in other high quality value added products.

Danisco will support Woolworths in key promotional activities in South Africa, e.g. targeting doctors and dieticians, as well as facilitating a probiotics conference. The objective is to create certainty in the minds of the consumers that when choosing a product with the HOWARU™ logo, the choice of a well-documented health-beneficial product has been made.

Woolworths in South Africa is not affiliated with Woolworths in Europe, America

Press Releases in Danish
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and Australia.

For further information please contact:
Danny O´Regan, Business Director (Cultures), Danisco, tel.: + 49 4661 602 115
Siegbert Philipp, Product Manager (Probiotics), Danisco, tel.: + 49 4661 602 114

About Danisco
Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco´s broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. Many of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

About Woolworths in South Africa
Woolworths Holdings Limited is a South African based leading retail group that operates locally and internationally through two subsidiaries. Woolworths (Proprietary) Limited and Country Road Limited. The Group employs 11,472 people. Woolworths has 118 department stores in South Africa, net sales R 9.5 billion and a market share of 7.5 per cent in the total retail food market.

Related links

http://www.howaru.com
http://www.woolworths.co.za






4.9.2003

Continued prospects for above average sugar production

- This year's second field samples of beets are now available.

The weather conditions since the first harvest forecast have been favourable, apart from a few areas with shortage of rain in late August. Therefore, we continue to expect the sugar beet harvest to be above average, despite growers having reduced their sugar beet acreage by up to 10 per cent in order to limit the amount of C-sugar sold on the world market.

This year's second field samples of beets made on 1 September 2003 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Denmark	60.6 (56.9)	17.7 (16.4)	10.73 (9.33)
Sweden	54.1 (48.4)	17.2 (16.3)	9.32 (7.89)
Germany	67.7 (59.4)	17.3 (16.1)	11.71 (9.60)
Finland	32.3 (35.1)	14.1 (15.6)	4.58 (5.49)
Lithuania	41.3 (39.5)	14.6 (15.2)	6.03 (6.00)

The average of the last five years is shown in brackets.

'We estimate that the potential for this year's sugar production is good, and expect the overall 2003 production to exceed Danisco's total quotas of 1,142,000 tonnes,' says Thomas B. Olsen, Vice President, Agriculture, Danisco Sugar.

'Provided that the favourable weather conditions continue into the campaign, the sugar beet harvest is expected to be at the same level as the last few years,' adds Thomas B. Olsen.

In Denmark and Sweden, the beets were sown very early this year. Germination has been good, except for certain areas in Lolland, Denmark and Eastern Scania, Sweden, which suffered from a shortage of rain in August. This means that the prospect for a high yield per hectare is good.

In Germany, the beets are also well developed and a good yield is expected.

Despite good growth conditions, the beets in Finland have not been able to compensate for their late sowing. The quota is expected to be met by transferring C-sugar production from 2002.

In Lithuania, the potential is good despite growth conditions in the last few weeks being subject to drought followed by cold and humid weather.

For further information, please contact:
Vice President, Agriculture, Thomas B. Olsen, Danisco Sugar,
tel.: +45 3266 2585
Communications Manager, Dorthe Lindgreen, Danisco Sugar,
tel.: +45 3266 2588

Appendix

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Table 1
Results of the second field samples of 1 September 2003 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha	Scheduled campaign start date
Nakskov, DK	60.5	18.2	11.02	24.09.2003
Nykøbing, DK	64.3	17.4	11.20	24.09.2003
Assens, DK	57.2	17.3	9.93	25.09.2003
Köpingebro, SE	49.0	16.8	8.24	16.09.2003
Örtofta, SE	57.5	17.5	10.05	15.09.2003
Anklam, DE	67.7	17.3	11.71	18.09.2003
Salo, FI	33.8	14.5	4.91	01.10.2003
Säkylä, FI	31.1	13.7	4.29	01.10.2003
Kedainiai, LT	42.8	15.1	6.46	23.09.2003
Panevezys, LT	39.4	14.8	5.84	24.09.2003
Kursenai, LT	42.2	13.6	5.75	25.09.2003

Table 2
Danisco´s sugar production 2000 - 2002:

Country	Production 2000 tonnes sugar	Production 2001 tonnes sugar	Production 2002 tonnes sugar	Sugar quota tonnes sugar
Denmark	533,000	479,000	516,000	421,000
Sweden	412,000	402,000	432,000	368,000
Finland	153,000	146,000	163,000	146,000
Germany	142,000	132,000	145,000	125,000
Lithuania		88,000	107,000	82,000
Total	1,345,000	1,246,000	1,363,000	1,142,000



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17.9.2003

Science and Technology Committee visiting Danisco



During their visit today at Danisco's Research and Development Centre at Brabrand, the Danish Science and Technology Committee had occasion to see how results-oriented research and excellent partner relations help generate economic growth.

'We would like to demonstrate to the politicians how targeted innovation can be translated into tangible products while also providing lucrative business. The results we have shown the Committee today have been achieved through the successful collaboration with our customers and public research environments,' says Leif Kjærgaard, Senior Vice President, Global Innovation and Business Development, Danisco.

This is well in line with the Danish government's most recent research initiative, which focuses on the strong interaction between companies and public scientific institutions to facilitate the way from "idea to invoice", as expressed in the research initiative.

'It's important that companies have excellent possibilities for translating public investments into economic growth. And that is best done by ensuring the forward momentum of well-functioning public research environments in close contact with the business community,' says Leif Kjærgaard.

A case in point is the Centre for Advanced Food Studies, a partnership between the Technical University of Denmark and the Danish Royal Veterinary and Agricultural University. The Centre is an important partner for Danisco and has managed in its ten years of existence to build a successful and productive research environment of high international standard, which contributes to the development of healthy, safe and tasty foods.

'That's the kind of partnerships for the future. They will benefit our economy, companies and consumers,' Leif Kjærgaard ends.

During their tour of the laboratories in Brabrand, the committee members were able to see how knowledge and innovation are at the core of plain everyday foods. They saw a demonstration of how the Danisco-developed HOX enzyme improves the texture of the dough and provides greater volume and softer crust. In the dairy section, they saw practical examples of how research in ingredients adds to a broad variety of dairy products, from acidified milk beverages to different kinds of ice cream. Danisco's ingredients are contained in half of all the ice cream and every fourth loaf of bread produced around the world.

The visit to Danisco was part of the Committee's three-day study tour to various companies and scientific institutions.

For further information, please contact:
Leif Kjærgaard, Senior Vice President, Global Innovation and Business Development, Danisco A/S, tel.: +45 3266 2000

Related links

Press Releases in Danish
Read the latest press releas
notices to the stock exchan
"Danisco Privat Investor".
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as a PDF file.
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Natalie E. Weber, Media Relations Manager, Danisco A/S, tel.: +45 3266 2927 or +45 2876 5104.

Related links

http://www.danisco.com/innovation

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03 OCT 21 7:21

22.9.2003

Announcement of Results for Q1 2003/04

Notice no. 11/2003

Please notice that this is an excerpt of the unabridged Announcement of results for first quarter 2003/04.
To download the unabridged notice as a Pdf file please click here.

Danisco continues increasing market shares
In Q1 2003/04, Danisco recorded currency-adjusted growth of 8% in Ingredients and Sweeteners and continued to win market shares within ingredients, where global market growth is merely 2-4%. Sugar developed as expected in the period.

- **Earnings (EBITA) of DKK 559 million (DKK 639 million) in Q1**
  The operating margin (EBITA) was 13.8% (15.1%), in line with expectations the development was affected by less favourable raw material prices than last year and expected lower earnings (EBITA) in Sugar, a decline of DKK 35 million. To this comes the adverse impact of lower exchange rates, which reduced earnings (EBITA) by DKK 29 million.

- **Consolidated profit was DKK 253 million (DKK 278 million)**
  Lower interest rates had a positive impact on financial expenses.

- **Earnings per share was DKK 4.84 (DKK 4.95)**
  EPS is impacted adversely by lower consolidated profit, but favourably by a lower number of shares, 50,523 million against 53,572 million in the same quarter last year. The currency effect reduced EPS by an estimated DKK 0.30.

Outlook for 2003/04

- The outlook for 2003/04 is unchanged.
- Sales are maintained in the range of DKK 16.0 -17.0 billion.
- Earnings (EBITA) are maintained in the range of DKK 2,100 - 2,300 million.
- Consolidated profit is maintained in the range of DKK 900 -1,000 million.
- Before one-off gains, consolidated profit for the first half of the year is expected to be lower than last year.

Anders Knutsen	**Alf Duch-Pedersen**
Chairman of the Board of Directors	CEO

Please notice that this is an excerpt of the unabridged Announcement of results for first quarter 2003/04.
To download the unabridged notice as a Pdf file please click here.

For further information, please contact:
Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, media@danisco.com

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 Langebrogade 1 DK-1001 Copenhagen Tel: +45 3266 2000







24.9.2003

Holding of own shares

Pursuant to Section 28(2) of the Danish Securities Trading Act, we hereby announce that as of today, 24 September 2003, Danisco´s holding of own shares totals 3,515,550 shares each of a nominal value of DKK 20, corresponding to DKK 70,311,000 nominal value, which constitutes 6.61 per cent of the total share capital of DKK 1,063,992,040 nominal value (53,199,602 shares). Of these, 2,131,050 shares (nominal value DKK 42,621,000), equivalent to 4.0 per cent of the total share capital, will be cancelled as resolved at Danisco´s Annual General Meeting held on 28 August 2003.

As announced at the AGM on 28 August 2003, Danisco intends to purchase own shares in the market. The shares have been bought within the current 10 per cent authorisation and will be used for the continued development of the company´s capital structure, for the financing and execution of acquisitions, for sale, for other transfer purposes or for cancellation.

Our most recent notice on Danisco´s holding of own shares was that of 23 June 2003, in which we reported that as of that date, Danisco´s holding of own shares totalled 2,764,900 shares of a nominal value of DKK 20 each, equivalent to DKK 55,298,000 nominal value, which constituted 5.2 per cent of the total share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920, mobile: +45 2149 2305
Investor Relations, tel.: +45 3266 2912
Media Relations tel.: +45 3266 2913

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03 OCT 21 7:

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3.10.2003

Danisco launches its third sustainability report



Increased focus on stakeholder dialogue, supplier audits and social responsibility

The new sustainability report covers the sustainability activities in the more than 40 countries where Danisco is represented. Among the many sustainability areas, the report elaborates on strengthening stakeholder dialogue, supplier audits and implementing guidelines for social responsibility. As a first, the report is also available in an innovative online version, where the user can find the facts from the report, as well as explore the virtual sustainability universe, learn about specific cases from all around the world and gain insight into the world of sustainability.

Søren Vogelsang, Vice President, Corporate Sustainable Development, Danisco, comments on the report:

- We continue to see progress with our sustainability work around the world. As a signatory to the UN Global Compact, we are obliged to live up to nine principles for social responsibility that fall within the categories: human rights, labour standards and the environment. This is one of our most important challenges as a company with operations in most parts of the world.

The report - Knowledge for Sustainability - contains objectives set in the previous report, concrete information on the progress made towards achieving those objectives, and new objectives for the future. Furthermore, the report comprises case stories, significant incidents and policy statements on sustainability issues, e.g. animal trials and biotechnology.

Click here to view the online report

For further information, please contact:

Søren Vogelsang, Vice President, Sustainable Development, Danisco, Tel.: +45 3266 2000,
Daniel King, Reporting Manager, Danisco, Tel.: +45 3266 2031.

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14.10.2003

Danisco expands its business platform with xanthan



Danisco enters into a joint venture with Chinese Henan Tianguan Group Co., Ltd. in producing xanthan gum to the global market.

The joint venture consolidates Danisco´s presence in China where the company already produces a broad spectrum of ingredients to the global food industry.

On 14 October, Danisco signed a joint venture agreement giving Danisco 80 per cent of the shares in the xanthan production of the Chinese company Henan Tianguan Group Co., Ltd. The production capacity has over the recent years been expanded to approx. 2000 MT, and Danisco expects that its position in the food ingredients market will allow the company to become a significant player in the growing global xanthan market.

"Xanthan is a new product in Danisco´s product portfolio. However, we already have extensive knowledge about xanthan through Danisco´s Functional Systems division which is a large user of xanthan. As part of our growth strategy, and in line with the one-stop-supplier-strategy, we will be able to produce high quality xanthan and sell it at competitive prices to both internal and external customers," says CEO at Danisco, Alf Duch-Pedersen

The xanthan business will be organised under Danisco´s Textural Ingredients division and the joint venture will be named Danisco Tianguan (Nanyang) Co., Ltd. The company employs approx. 90 people.

The joint venture requires an initial cash investment and will fulfil Danisco´s general financial target of achieving a return that exceeds the cost of capital in the third financial year after the establishment of the joint venture.

Danisco Tianguan (Nanyang) Co., Ltd. is another step in Danisco´s growth ambitions in profitable growth markets. Earlier this year, Danisco made an investment in its Mexican pectin plant and expanded the production capacity at its Czech pectin plant by 40 per cent.

The joint venture establishment is conditional upon required regulatory approvals.

About Danisco, China and xanthan

China is known for its xanthan production, and Danisco´s new partner is one of the largest xanthan producers in China.

Danisco Tianguan (Nanyang) Co., Ltd. will benefit from Danisco´s well-established worldwide sales network, innovation centres and technical service facilities. Before the joint venture, the plant primarily produced xanthan for the Chinese market. Now, the plant will target the international food markets, the

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largest being Europe and the United States.

The world market for xanthan is estimated at approx. 40-50.000 MT of which approx. 60 per cent belong to the food and pharmaceutical market. The growth rate for xanthan is approx. 5 per cent which is at the upper end for food ingredients. The advantages in establishing Danisco Tianguan (Nanyang) Co., Ltd. allows Danisco to expect a significant market share with growth above the average market growth.

Xanthan is a hydrocolloid used in a wide range of applications in the food industry as well as agent in different industrial applications, e.g. in the oil industry. Within food applications the main use of xanthan is as a stabilising agent in salad dressing, sauces, beverages, mayonnaise, ketchup, bakery products and dairy desserts.

For more information, please contact:

Søren Olsen, Business Director Xanthan, Danisco Textural Ingredients, tel.: +45 8943 5018
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927

About Henan Tianguan Group Co., Ltd.

Henan Tianguan Group Co., Ltd. was founded in 1939 by the municipal government in Nanyang, Henan Province, China. Nanyang is located approx. 1300 km southwest of Beijing and approx. 1300 km northwest of Shanghai. The main activities of the group are to produce and sell alcohol, beer, glacial acid, CO_2, electricity, steam and xanthan. The group employs in total approx. 5,000 people and is headed by Chief Executive Mr. Zhang Xiaoyang. The company is among the more significant companies in the Henan province.

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28.8.2003

Annual General Meeting 2003



Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2002/2003 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 6.25 per share of DKK 20.

Anders Knutsen, Matti Vuoria, Bo Berggren, Peter Højland and Jon Krabbe were re-elected to the Board of Directors.

The Company's two auditors, Deloitte & Touche Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors' proposal to renew for a period of five years the Board of Directors' authorisation pursuant to section 4 (3) of the Articles of Association to increase the Company's share capital by up to DKK 250,000,000 nominal value by way of new issues with the effect that the date stated in section 4 (3) of the Articles of Association be changed from "1 September 2003" to "28 August 2008".

The AGM adopted the Board of Directors' proposal to renew for a period of five years the Board of Directors' authorisation pursuant to section 4 (4) of the Articles of Association to raise convertible loans by up to DKK 250,000,000 nominal value with the effect that the date stated in section 4 (4) of the Articles of Association be changed from "1 September 2003" to "28 August 2008".

The AGM adopted the Board of Directors' proposal to reduce the share capital by a nominal value of DKK 42,621,000 to a nominal value of DKK 1,021,371,040 through cancellation of 2,131,050 own shares, which have been acquired by the Company at the price of DKK 240.407593 per share of DKK 20, and this means that an amount of DKK 512,320,601 will have been paid through the reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period section 4 (1) of the Articles of Association in accordance with the resolution to reduce the share capital.

Finally, the AGM renewed the authorisation for the Board of Directors to allow the Company in the period until next year's AGM to acquire own shares up to the amount of 10 per cent of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10 per cent.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Matti Vuoria Deputy Chairman.

Yours faithfully

Alf Duch-Pedersen

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For further information, please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920, mobile: +45 2149 2305,
Investor Relations, tel.: +45 32 66 29 12, e-mail: investor@danisco.com
Media Relations, tel.: +45 32 66 29 13, e-mail: info@danisco.com

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28.8.2003
The Chairman's report at the AGM 2003



Notice no. 8/2003

Excerpts of Chairman's report at Danisco's Annual General Meeting.

The unabridged version of the Chairman's report to the AGM 2003 is available for download as a PDF file. Please choose between the English version (click here for English version) or the Danish vesion (click here for the Danish version).

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Extension of authorisation for capital increase
I would like to present the motivation for the Board of Directors' proposal to extend the authorisation to increase the share capital by up to DKK 250 million.

With our strategy of acquiring ingredients businesses accounting for a major part of Danisco's growth, it seems natural to have financial resources at hand. These resources include

- Funding through short-term or long-term loan capital
- Equity funding through new issues
- A combination of the two

It is the Board of Directors' intention only to make use of the possibility to issue new shares to the extent that equity funding is estimated to create value for our shareholders.

The possibility has for many years been laid down in the Articles of Association but it expires now. That is why the Board of Directors proposes renewal of the existing authorisation to increase the share capital by up to DKK 250 million nominal value. As it is a matter of extending an existing clause of the Articles, the writedown of the share capital over time has not been taken into account. Calculated on the new share capital, the increase is around 25%, and if the authorisation is calculated on the existing/old share capital, the increase is around 21%.

Let me emphasise that the financial resources will allow the Board of Directors to take advantage of an acquisition opportunity without delay even though it will require equity funding in part. In the case of an acquisition that requires close to full exercise of the authorisation to increase the share capital, it will be natural to convene an extraordinary general meeting to approve the acquisition.

Dividend policy and share buybacks

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Danisco aims to ensure the necessary shareholders' equity for the company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year.

In the financial year 2002/03, total payouts came to around DKK 1.2 billion, as earlier stated. In the last three years, Danisco has paid out around DKK 3.2 million.

As an element of Danisco's dividend policy, we intend to acquire own shares in the market. The shares will be bought back within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sale, for other transfer purposes or for cancellation.

The share buybacks and the cancellation of own shares serve a number of purposes, including as a financing tool when Danisco A/S acquires new businesses and, as mentioned earlier, as an element of our dividend policy. Finally, some of the own shares are used to cover the option programme for senior management.

After my review of Danisco's general situation, I would like to point out that the Board of Directors is satisfied with the situation of the company. Danisco pursues the strategy laid down and the Board appreciates the steps that were taken during the financial year to realise the strategy.

We expect to announce our results for the first quarter on 22 September and will at that time comment on the full-year outlook based on the results of the first quarter.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information, please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920, mobile: +45 2149 2305,
Investor Relations, tel.: +45 32 66 29 12, e-mail: investor@danisco.com
Media Relations, tel.: +45 32 66 29 13, e-mail: info@danisco.com

---

EXECUTIVE BOARD


DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 09/2003

28 August 2003

Annual General Meeting of Danisco A/S on 28 August 2003

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2002/2003 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 6.25 per share of DKK 20.

Anders Knutsen, Matti Vuoria, Bo Berggren, Peter Højland and Jon Krabbe were re-elected to the Board of Directors.

The Company's two auditors, Deloitte & Touche Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors' proposal to renew for a period of five years the Board of Directors' authorisation pursuant to section 4 (3) of the Articles of Association to increase the Company's share capital by up to DKK 250,000,000 nominal value by way of new issues with the effect that the date stated in section 4 (3) of the Articles of Association be changed from "1 September 2003" to "28 August 2008".

The AGM adopted the Board of Directors' proposal to renew for a period of five years the Board of Directors' authorisation pursuant to section 4 (4) of the Articles of Association to raise convertible loans by up to DKK 250,000,000 nominal value with the effect that the date stated in section 4 (4) of the Articles of Association be changed from "1 September 2003" to "28 August 2008".

The AGM adopted the Board of Directors' proposal to reduce the share capital by a nominal value of DKK 42,621,000 to a nominal value of DKK 1,021,371,040 through cancellation of 2,131,050 own shares, which have been acquired by the Company at the price of DKK 240.407593 per share of DKK 20, and this means that an amount of DKK 512,320,601 will have been paid through the reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period section 4 (1) of the Articles of Association in accordance with the resolution to reduce the share capital.

Finally, the AGM renewed the authorisation for the Board of Directors to allow the Company in the period until next year's AGM to acquire own shares up to the amount of 10 per cent of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10 per cent.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.



After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Matti Vuoria Deputy Chairman.

Yours faithfully

Alf Duch-Pedersen

For further information, please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920, mobile: +45 2149 2305, sfmvb@danisco.com
Investor Relations, tel.: +45 32 66 29 12, e-mail: investor@danisco.com
Media Relations, tel.: +45 32 66 29 13, e-mail: info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. Most of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe







11.9.2003

Danisco rejects rumours of ongoing negotiations

Based on an article in Berlingske Tidende on 11 September 2003, Danisco has the following announcement:

Danisco is not involved in any negotiations to sell its stake in Genencor International Inc. and has not made any decision to put the shareholding up for sale.

As stated at the company´s Annual General Meeting on 28 August 2003, we do not find it to be expedient to own around 40 per cent of Genencor in the long term when another investor owns a corresponding amount of shares. We have therefore since Genencor´s IPO in 2000 treated our stake in Genencor as a financial asset, which can be reduced or increased at the appropriate point in time. Either you should have 0 per cent or the majority of Genencor. Considerations as to Danisco´s holding in Genencor are made on an ongoing basis, as is the case for Danisco´s other assets and activities.

Yours faithfully,

Alf Duch-Pedersen
CEO

For further information, please contact:
Alf Duch-Pedersen, CEO, tel.: +45 3266 2000
Søren Bjerre-Nielsen, CFO, tel.: +45 3266 2000

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22.9.2003

Announcement of Results for Q1 2003/04

Notice no. 11/2003

Please notice that this is an excerpt of the unabridged Announcement of results for first quarter 2003/04.

To download the unabridged notice as a Pdf file please click here.

Danisco continues increasing market shares

In Q1 2003/04, Danisco recorded currency-adjusted growth of 8% in Ingredients and Sweeteners and continued to win market shares within ingredients, where global market growth is merely 2-4%. Sugar developed as expected in the period.

- **Earnings (EBITA) of DKK 559 million (DKK 639 million) in Q1**
  The operating margin (EBITA) was 13.8% (15.1%), in line with expectations the development was affected by less favourable raw material prices than last year and expected lower earnings (EBITA) in Sugar, a decline of DKK 35 million. To this comes the adverse impact of lower exchange rates, which reduced earnings (EBITA) by DKK 29 million.

- **Consolidated profit was DKK 253 million (DKK 278 million)**
  Lower interest rates had a positive impact on financial expenses.

- **Earnings per share was DKK 4.84 (DKK 4.95)**
  EPS is impacted adversely by lower consolidated profit, but favourably by a lower number of shares, 50,523 million against 53,572 million in the same quarter last year. The currency effect reduced EPS by an estimated DKK 0.30.

Outlook for 2003/04

- The outlook for 2003/04 is unchanged.
- Sales are maintained in the range of DKK 16.0 -17.0 billion.
- Earnings (EBITA) are maintained in the range of DKK 2,100 - 2,300 million.
- Consolidated profit is maintained in the range of DKK 900 -1,000 million.
- Before one-off gains, consolidated profit for the first half of the year is expected to be lower than last year.

Anders Knutsen	**Alf Duch-Pedersen**
Chairman of the Board of Directors	CEO

Please notice that this is an excerpt of the unabridged Announcement of results for first quarter 2003/04.

To download the unabridged notice as a Pdf file please click here.

For further information, please contact:

Investor & analyst relations:

Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:

Media Relations, tel.: +45 3266 2913, media@danisco.com

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EXECUTIVE BOARD

DANISCO
First you add knowledge...

Notice no. 11/2003

Announcement of Results for Q1 2003/04
1 May - 31 July 2003
(unaudited)

22 September 2003

Danisco continues increasing market shares

In Q1 2003/04, Danisco recorded currency-adjusted growth of 8% in Ingredients and Sweeteners and continued to win market shares within ingredients, where global market growth is merely 2-4%. Sugar developed as expected in the period.

- **Earnings (EBITA) of DKK 559 million (DKK 639 million) in Q1**
  The operating margin (EBITA) was 13.8% (15.1%), in line with expectations the development was affected by less favourable raw material prices than last year and expected lower earnings (EBITA) in Sugar, a decline of DKK 35 million. To this comes the adverse impact of lower exchange rates, which reduced earnings (EBITA) by DKK 29 million.

- **Consolidated profit was DKK 253 million (DKK 278 million)**
  Lower interest rates had a positive impact on financial expenses.

- **Earnings per share was DKK 4.84 (DKK 4.95)**
  EPS is impacted adversely by lower consolidated profit, but favourably by a lower number of shares, 50,523 million against 53,572 million in the same quarter last year. The currency effect reduced EPS by an estimated DKK 0.30.

Outlook for 2003/04

- The outlook for 2003/04 is unchanged.
- Sales are maintained in the range of DKK 16.0 -17.0 billion.
- Earnings (EBITA) are maintained in the range of DKK 2,100 - 2,300 million.
- Consolidated profit is maintained in the range of DKK 900 -1,000 million.
- Before one-off gains, consolidated profit for the first half of the year is expected to be lower than last year.

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**
Profit and loss account in DKK million					
Net sales		4,230	**4,041**	4,230	**4,041**
Operating profit before amortisation of goodwill (EBITA)		639	**559**	639	**559**
Amortisation of goodwill		(102)	**(103)**	(102)	**(103)**
Operating profit (EBIT)		537	**456**	537	**456**
Profit on ordinary activities before tax		436	**398**	436	**398**
Consolidated profit		278	**253**	278	**253**
Danisco's share of consolidated profit		265	**245**	265	**245**
Cash flows in DKK million					
Cash flow from operating activities		1,166	**1,052**	1,166	**1,052**
Cash flow from investing activities		(653)	**(211)**	(653)	**(211)**
Cash flow from financing activities		(542)	**(755)**	(542)	**(755)**
Total cash flow		(29)	**86**	(29)	**86**
Financial ratios *					
Diluted average number of shares excluding own shares	'000	53,572	**50,523**	53,572	**50,523**
Diluted earnings per share (DEPS)	DKK	4.95	**4.84**	4.95	**4.84**
Diluted cash flow per share	DKK	21.77	**20.82**	21.77	**20.82**
Diluted number of shares at year-end excluding own shares	'000			52,599	**49,801**
Diluted net asset value per share	DKK			227	**227**

	31 July 2002	30 April 2003	**31 July 2003**
Balance sheet in DKK million			
Assets	26,882	26,540	**25,727**
Equity	11,925	11,420	**11,314**
Interest-bearing debt, net	9,062	9,439	**8,882**
Invested capital	19,400	19,464	**18,809**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Please see Danisco's Annual Report 2002/03 for definitions.

Ingredients and Sweeteners

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD
Net sales						
- Texturant products	1,062	**1,014**	1,062	**1,014**	(5)	(5)
- Speciality products	784	**828**	784	**828**	6	6
- Sweeteners	421	**411**	421	**411**	(2)	(2)
Unallocated *	6	**3**	6	**3**	:	:
Total	2,273	**2,256**	2,273	**2,256**	(1)	(1)

*) Incl. group eliminations

EBITA	390	**330**	390	**330**	(15)	(15)
EBITA margin	17.2	**14.6**	17.2	**14.6**	(15)	(15)

- **Increased market share**
- **Target for organic growth met in Q1**
- **EBITA margin fell as expected**

Growth target met

Danisco continues to win market shares and sustains the level of the preceding two quarters with organic growth of 5% in Q1 2003/04. Growth is driven equally by our three business segments. As expected, the EBITA margin is lower than last year.

Adverse USD impact

Earnings (EBITA) were adversely impacted by notably the weakness of the USD rate, averaging DKK 6.45 in Q1 against DKK 7.65 last year, and also by increased price competition within Texturant products. As a consequence of this development, the EBITA margin fell to 14.6% (17.2%). Adjusted for the currency impact, EBITA would have been DKK 359 million and the EBITA margin 14.6%.

Market growth continues around 2-4% in 2003/04

Higher volumes are thus the main growth driver, generating volume growth rates of almost 6% for Texturant products and around 9% for sweeteners. We estimate the general growth trend for the ingredients market to be at the low end of the expected 2-4% range. Danisco's market shares therefore continue to increase, which may be attributed to the one-stop-supplier business model, highlighting knowledge sharing and product development with the customers. We managed to meet the target of outperforming the general ingredients market by 30-50% in terms of organic growth.

Product areas

Texturant products

Satisfactory growth despite tough competition

Texturant products (emulsifiers, textural ingredients and functional systems) recorded organic growth of 5%. Volume growth was close to 6% compared with the same period last year. The competitive environment continues to be tough, which has meant largely unchanged prices. Furthermore, last year's Q1 was affected by favourable raw material purchases. Danisco is one of the global leaders within Texturant products and assesses on an ongoing basis when the market is right for price adjustments, as was the case in North America last year.

5% organic growth

Speciality products
Speciality products (including flavours, bio and feed ingredients) recorded organic growth of 5% compared to the same period last year. With acquisitions accounting for 8%, aggregate currency-adjusted growth came to 13%.

Earnings improved in flavours

As expected, earnings in flavours improved and the integration of Perlarom is progressing according to plan. The continued optimisation of operations is beginning to pay off, driven by a strengthening of management and better forward hedging of raw materials, including vanilla. With organic growth at almost 8%, Danisco's flavour segment was the prime contributor to satisfactory progress in Speciality products, while sales of cultures to the dairy sector and sales to the pharmaceutical industry had a dampening effect.

Growing market share in USA

Sweeteners
Sweeteners recorded organic growth of 7% compared to the same period last year, and volume progress of around 9% distributed on several product groups. We see a rising interest in sugar-free products on the American market, which has increased demand for lactitol notably. Markets in Asia sustained the high levels.

Geographic markets

Positive impact of warm summer weather

Europe
Organic growth was 0% compared with last year, and acquisitions contributed 5%. Sales were subject to the slow economic development in Europe. However, the warm summer weather impacted positively on sales of Texturant products and flavours to the ice cream and beverage industries in the period. Organic growth in the Eastern European countries, including Russia, was some 25%. It is our estimate that we maintained our market share in Europe while progressing in Eastern Europe, including Russia.

Strong market in North America

North America
Organic sales growth was 11%, adjusted for a significant adverse impact from the fall in the USD rate of 15%. Our market share improved again, and rising sales of sweeteners were a main contributor to the increase. New product launches in Texturant products added to the handsome growth rates.

Flavours progressing

Latin America
Organic growth in local currencies was 6% after adjusting for the significant adverse currency impact of 17%. Flavours improved their sales performance in the region and captured considerable market shares, and Texturant products also had a good quarter.

Signs of improvement in Japan

Asia-Pacific
Organic growth was 8%, also subject to a major adverse currency impact of 13%. The Chinese market grew around 40% organically, which was partly due to increasing demand for flavours in the beverage and dairy industries. In Japan, we now see rising demand after a long period of weak market trends.

Sugar

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD
Net sales	2,008	**1,832**	2,008	**1,832**	(9)	(9)
EBITA	299	**264**	299	**264**	(12)	(12)
EBITA margin	14.9	**14.4**	14.9	**14.4**	(3)	(3)

- **As expected – lower sales of quota sugar**
- **Operating margin 14.4% (EBITA)**
- **2003 harvest looks promising**

The operating margin (EBITA) fell 0.5 percentage point and is therefore lower than in the same period last year as forecast, mainly resulting from lower sales of quota sugar.

Expected lower margin

Sales fell 9% as expected, due to lower sales of quota sugar, which again reduced earnings and the operating margin, which was 14.4% against 14.9% in the same period last year. The operating margin was also adversely impacted by moderated prices for by-products against the same period last year.

Lower retail sales

Retail sales of sugar were below expectations as the berry season came later than expected and with the harvest output being lower than last year.

The rebuilding of the factory at Kantvik, Finland following last year's fire is expected to be completed before the end of September this year. Production at the new machinery has already been initiated and is progressing smoothly.

Expected quota reduction in 2003/04

To counterbalance the EU Commission's planned quota reductions for 2003/04, the sugar beet acreage has been reduced by 10%. Favourable weather conditions allowed for early sowing generally, and as the growth period also proceeded very favourably, Danisco expects the total sugar beet harvest to outperform the EU quota considerably. The EU Commission makes an annual assessment of the need for quota reductions based on the terms and conditions that the WTO has stipulated for sugar exports. A decision as to quota reductions is expected to be available at the end of September.

Sugar regime 2006

The EU sugar regime is up for review in 2006, but as early as before the end of this year, we expect to see indications of the potential changes applicable from 2006. Danisco does not expect to see any dramatic changes in the short term.

Innovation

As a result of last year's acquisition of Perlarom and also the continued focusing on organic growth, innovation expenses in Ingredients and Sweeteners grew. Based on the knowledge build-up in the laboratory in Kunshan, China, a number of projects have been initiated to develop and adapt ingredients to the rapidly growing food industry in Asia and the industry that takes inspiration from the Asian food culture. The targeted efforts at food safety have driven the development of new cultures to prevent the growth of microorganisms that pose a threat to food safety.

Danisco Venture

Investment in Profos

Danisco Venture has expanded its portfolio of companies to six following the investment in the German biotech company Profos AG. Close to 25% of all food is spoiled before reaching the consumer, which is due to a very small number of well-defined microorganisms. Profos develops techniques for identification and destruction of these microorganisms, and both consumers and the food industry have a great demand for this kind of technique.

Sustainability

Sustainability Report out 3 October

Sustainable Development is finalising Danisco's third Sustainability Report to be published on 3 October 2003. The report will provide a good overview of Danisco's progress within sustainability. In June 2003, Danisco received the 'Best in Class' award, which is given to companies ranking among the top 30 within environmental and social responsibility on the Storebrand index. Danisco is the only Danish company in the food and beverage industry to receive this award. For the second year running, Danisco is one of the six Danish companies listed on the Dow Jones Sustainability Index.

Associated undertakings

Amcor Flexibles stake sold

Income from the associated undertakings Genencor and Amcor Flexibles Europe was DKK 13 million and DKK 5 million respectively, totalling DKK 18 million. In August 2003, Danisco sold the last 21% of Amcor Flexibles Europe to Amcor. Net proceeds came to DKK 550 million with a total net gain of DKK 50 million, to be included under "Other operating income" in the profit and loss account for Q2 2003/04.

Cash flow

Increase in working capital

Cash flow from operating activities was DKK 1,052 million (DKK 1,166 million) in the first quarter. The major difference was the increase in working capital of DKK 116 million, due partly to changed EU restitution payments compared to last year.

Purchase of own shares

Own shares at 19 September 2003

As announced at the Annual General Meeting on 28 August 2003, Danisco intends to purchase own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy. At 19 September 2003, Danisco held 1,304,500 own shares, corresponding to 2.55% of the

reduced share capital as resolved at the AGM, of which 2.5% is for hedging of the share option programme.

Writedown of share capital

The Annual General Meeting held on 28 August 2003 resolved to write down the share capital by 2,131,050 own shares (nominal value of DKK 42,621,000), corresponding to 4% of the share capital. Danisco's share capital will subsequently be comprised of 51,068,552 shares (nominal value of DKK 1,021,371,040).

Outlook for 2003/04

Since the announcement of our outlook for the financial year 2003/04, the USD rate has increased from DKK 6.28 to DKK 6.57, on which we base our outlook. Danisco has also sold its 21% stake in Amcor Flexibles Europe (AFE) with a net value gain of DKK 50 million.

Regardless of the gain from the sale of AFE and the price development in the major currencies, the earlier announced range for consolidated profit is maintained, as the impact falls within this range.

Sales

Consolidated sales of DKK 16-17 billion

Total sales are expected to remain in the range of DKK 16.0 - 17.0 billion. Ingredients and sweetener sales are expected in the range of DKK 8.5 - 9.0 billion. Sugar sales are forecast to be in the range of DKK 7.5 - 8.0 billion, slightly down on last year on account of the quota reduction.

Earnings (EBITA)

Consolidated EBITA of DKK 2.1-2.3 billion

Consolidated earnings (EBITA) are expected to remain in the range of DKK 2,100 - 2,300 million. For Ingredients and Sweeteners, earnings (EBITA) are expected in the range of DKK 1,250 -1,400 million. Earnings (EBITA) in Sugar are expected to be DKK 1,050 -1,100 million.

Consolidated profit

Profit level maintained

Consolidated profit for 2003/04 is expected to be in the range of DKK 900 - 1,000 million. Before one-off gains, consolidated profit for the first half of the year is expected to be lower than last year.

USD sensitivity

A change in the USD/DKK rate of DKK 1.00 impacts full-year sales by around DKK 350 million, and earnings (EBITA) by around DKK 55 million. The impact on consolidated profit will be around DKK 25 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting

Information meeting today at 3 pm.

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed at the above website and at www.stockwise.dk

22 September 2003

Anders Knutsen, Chairman of the Board of Directors | Alf Duch-Pedersen, CEO

Financial calendar

21 November	2003	IR quiet period for Q2
16 December	2003	Q2 results (Aug.-Oct.)
19 February	2004	IR quiet period for Q3
18 March	2004	Q3 results (Nov.-Jan.)
30 April	2004	End of financial year
21 May	2004	IR quiet period for 2003/04
17 June	2004	Full-year results 2003/04
21 August	2004	IR quiet period for Q1
26 August	2004	Annual General Meeting
16 September	2004	Q1 results (May-July)

For further information, please contact:

Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNT 1 May 2003 - 31 July 2003

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**
Net sales	4,230	**4,041**	4,230	**4,041**
Cost of sales	(2,793)	**(2,740)**	(2,793)	**(2,740)**
Gross profit	1,437	**1,301**	1,437	**1,301**
Research and development costs	(90)	**(98)**	(90)	**(98)**
Distribution and sales costs	(420)	**(428)**	(420)	**(428)**
Administrative expenses	(267)	**(224)**	(267)	**(224)**
Ordinary operating profit before amortisation of goodwill	660	**551**	660	**551**
Other operating income	12	**14**	12	**14**
Other operating expenses	(33)	**(6)**	(33)	**(6)**
Operating profit before amortisation of goodwill (EBITA)	639	**559**	639	**559**
Amortisation of goodwill	(102)	**(103)**	(102)	**(103)**
Operating profit (EBIT)	537	**456**	537	**456**
Income from participating interests in associated undertakings	12	**18**	12	**18**
Other financial expenses, net	(113)	**(76)**	(113)	**(76)**
Profit on ordinary activities before tax	436	**398**	436	**398**
Tax on profit on ordinary activities	(158)	**(145)**	(158)	**(145)**
Consolidated profit	278	**253**	278	**253**
Consolidated profit attributable to minority interests	(13)	**(8)**	(13)	**(8)**
Danisco's share of consolidated profit	265	**245**	265	**245**
Diluted earnings per share (DEPS) DKK	4.95	**4.84**	4.95	**4.84**

CASH FLOW STATEMENT 1 May 2003 - 31 July 2003

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**
Cash flow from operating activities				
Danisco's share of consolidated profit	265	**245**	265	**245**
Depreciation	220	**213**	220	**213**
Amortisation of goodwill	102	**103**	102	**103**
Change in working capital	558	**442**	558	**442**
Other adjustments	21	**49**	21	**49**
Cash flow from operating activities	1,166	**1,052**	1,166	**1,052**
Cash flow from investing activities	(653)	**(211)**	(653)	**(211)**
Cash flow from financing activities	(542)	**(755)**	(542)	**(755)**
Decrease/increase in cash and cash equivalents	(29)	**86**	(29)	**86**
Cash and cash equivalents at the beginning of the period	750	**408**	750	**408**
Exchange adjustment of cash and cash equivalents	(34)	**(4)**	(34)	**(4)**
Cash and cash equivalents at the end of the period	687	**490**	687	**490**

OTHER SEGMENT DETAILS 1 May 2003 - 31 July 2003

Net sales by business segment

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD
Ingredients and Sweeteners	2,273	**2,256**	2,273	**2,256**	(1)	(1)
Sugar	2,008	**1,832**	2,008	**1,832**	(9)	(9)
Unallocated *	(51)	**(47)**	(51)	**(47)**	:	:
Total	4,230	**4,041**	4,230	**4,041**	(4)	(4)

*) Incl. group eliminations

Net sales by geographic segment

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	475	**456**	475	**456**	(4)	(4)	11	11
Other Nordic countries	1,171	**1,050**	1,171	**1,050**	(10)	(10)	26	26
Rest of Western Europe	813	**851**	813	**851**	5	5	21	21
Eastern Europe	412	**393**	412	**393**	(5)	(5)	10	10
North America	593	**567**	593	**567**	(4)	(4)	14	14
Latin America	196	**180**	196	**180**	(8)	(8)	5	5
Asia-Pacific	430	**418**	430	**418**	(3)	(3)	10	10
Rest of the world	140	**126**	140	**126**	(10)	(10)	3	3
Total	4,230	**4,041**	4,230	**4,041**	(4)	(4)	100	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients and Sweeteners	390	**330**	390	**330**	(15)	(15)	14.6	14.6
Sugar	299	**264**	299	**264**	(12)	(12)	14.4	14.4
Unallocated	(50)	**(35)**	(50)	**(35)**	:	:	:	:
Total	639	**559**	639	**559**	(13)	(13)	13.8	13.8

Operating profit (EBIT) by business segment

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients and Sweeteners	319	**259**	319	**259**	(19)	(19)	11.5	11.5
Sugar	267	**232**	267	**232**	(13)	(13)	12.7	12.7
Unallocated	(49)	**(35)**	(49)	**(35)**	:	:	:	:
Total	537	**456**	537	**456**	(15)	(15)	11.3	11.3

BALANCE SHEET

Assets

DKK million	31 July 2002	30 April 2003	31 July 2003
Intangible fixed assets	7,017	6,563	**6,449**
Tangible fixed assets	8,369	8,177	**8,100**
Financial fixed assets	3,664	3,461	**3,497**
Fixed assets total	19,050	18,201	**18,046**
Stocks	3,944	4,915	**4,074**
Debtors	3,148	3,015	**3,116**
Other participating interests and investments	53	1	**1**
Cash and cash equivalents	687	408	**490**
Current assets total	7,832	8,339	**7,681**
Assets total	26,882	26,540	**25,727**

Liabilities and equity

DKK million	31 July 2002	30 April 2003	31 July 2003
Share capital	1,164	1,064	**1,064**
Other reserves	10,761	10,356	**10,250**
Equity total	11,925	11,420	**11,314**
Minority interests	313	247	**255**
Provisions	2,271	2,114	**2,110**
Amounts falling due after more than one year	4,133	6,862	**6,830**
Amounts falling due within one year	8,240	5,897	**5,218**
Creditors total	12,373	12,759	**12,048**
Liabilities and equity total	26,882	26,540	**25,727**

Changes in equity

DKK million	31 July 2002	31 July 2003
Balance at the beginning of the period	12,580	**11,420**
Profit for the period	265	**245**
Repurchase of own shares	(509)	**(328)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	(399)	**(77)**
Other movements in equity	(12)	**54**
Balance at the end of the period	11,925	**11,314**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2003	2,072,300	41,446	3.90
Purchase	1,326,250	26,525	2.49
Holding at 31 July 2003	**3,398,550**	**67,971**	**6.39**

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May 2003 - 31 July 2003

Q1 2003/04 compared to Q1 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	3	(2)	**5**	5	**-**	45
North America	(4)	(15)	**11**	-	**11**	25
Latin America	(11)	(17)	**6**	-	**6**	8
Asia-Pacific	(4)	(13)	**9**	1	**8**	18
Rest of the world	18	(1)	**19**	6	**13**	4
Total	(1)	(9)	**8**	3	**5**	100
Sales growth in product segment						
Texturant products	(5)	(10)	**5**	-	**5**	45
Speciality products	6	(7)	**13**	8	**5**	37
Sweeteners	(2)	(9)	**7**	-	**7**	18
Total	(1)	(9)	**8**	3	**5**	100

YTD 2003/04 compared to YTD 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	3	(2)	**5**	5	**-**	45
North America	(4)	(15)	**11**	-	**11**	25
Latin America	(11)	(17)	**6**	-	**6**	8
Asia-Pacific	(4)	(13)	**9**	1	**8**	18
Rest of the world	18	(1)	**19**	6	**13**	4
Total	(1)	(9)	**8**	3	**5**	100
Sales growth in product segment						
Texturant products	(5)	(10)	**5**	-	**5**	45
Speciality products	6	(7)	**13**	8	**5**	37
Sweeteners	(2)	(9)	**7**	-	**7**	18
Total	(1)	(9)	**8**	3	**5**	100

6






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DANISCC
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24.9.2003

Holding of own shares

Pursuant to Section 28(2) of the Danish Securities Trading Act, we hereby announce that as of today, 24 September 2003, Danisco's holding of own shares totals 3,515,550 shares each of a nominal value of DKK 20, corresponding to DKK 70,311,000 nominal value, which constitutes 6.61 per cent of the total share capital of DKK 1,063,992,040 nominal value (53,199,602 shares). Of these, 2,131,050 shares (nominal value DKK 42,621,000), equivalent to 4.0 per cent of the total share capital, will be cancelled as resolved at Danisco's Annual General Meeting held on 28 August 2003.

As announced at the AGM on 28 August 2003, Danisco intends to purchase own shares in the market. The shares have been bought within the current 10 per cent authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sale, for other transfer purposes or for cancellation.

Our most recent notice on Danisco's holding of own shares was that of 23 June 2003, in which we reported that as of that date, Danisco's holding of own shares totalled 2,764,900 shares of a nominal value of DKK 20 each, equivalent to DKK 55,298,000 nominal value, which constituted 5.2 per cent of the total share capital.

Yours faithfully

Alf Duch-Pedersen
CEO

For further information please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920, mobile: +45 2149 2305
Investor Relations, tel.: +45 3266 2912
Media Relations tel.: +45 3266 2913

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EXECUTIVE BOARD

DANISCO

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03 OCT 31

Notice no. 09/2003

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

28 August 2003

Annual General Meeting of Danisco A/S on 28 August 2003

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2002/2003 was approved. The AGM adopted the Board of Directors' proposal to pay dividend of DKK 6.25 per share of DKK 20.

Anders Knutsen, Matti Vuoria, Bo Berggren, Peter Højland and Jon Krabbe were re-elected to the Board of Directors.

The Company's two auditors, Deloitte & Touche Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab, were re-elected.

The AGM adopted the Board of Directors' proposal to renew for a period of five years the Board of Directors' authorisation pursuant to section 4 (3) of the Articles of Association to increase the Company's share capital by up to DKK 250,000,000 nominal value by way of new issues with the effect that the date stated in section 4 (3) of the Articles of Association be changed from "1 September 2003" to "28 August 2008".

The AGM adopted the Board of Directors' proposal to renew for a period of five years the Board of Directors' authorisation pursuant to section 4 (4) of the Articles of Association to raise convertible loans by up to DKK 250,000,000 nominal value with the effect that the date stated in section 4 (4) of the Articles of Association be changed from "1 September 2003" to "28 August 2008".

The AGM adopted the Board of Directors' proposal to reduce the share capital by a nominal value of DKK 42,621,000 to a nominal value of DKK 1,021,371,040 through cancellation of 2,131,050 own shares, which have been acquired by the Company at the price of DKK 240.407593 per share of DKK 20, and this means that an amount of DKK 512,320,601 will have been paid through the reduction. The AGM authorised the Board of Directors to effect and register the capital reduction and to amend upon expiry of the statutory notice period section 4 (1) of the Articles of Association in accordance with the resolution to reduce the share capital.

Finally, the AGM renewed the authorisation for the Board of Directors to allow the Company in the period until next year's AGM to acquire own shares up to the amount of 10 per cent of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10 per cent.

The complete wordings of the resolutions appear from the previously published agenda and the full proposals for the AGM.



After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Matti Vuoria Deputy Chairman.

Yours faithfully

Alf Duch-Pedersen

For further information, please contact:
Michael von Bülow, Communications, tel.: +45 3266 2920, mobile: +45 2149 2305, sfmvb@danisco.com
Investor Relations, tel.: +45 32 66 29 12, e-mail: investor@danisco.com
Media Relations, tel.: +45 32 66 29 13, e-mail: info@danisco.com



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03 OCT 21

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel +45 32 66 20 00
Fax +45 32 66 21 75
www.danisco.com
info@danisco.com

TO THE SHAREHOLDERS OF DANISCO A/S

The Annual General Meeting will be held on Thursday 28 August 2003 at 4pm at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark, with the following agenda:

1) The Board of Directors' report on the Company for the year ended.

2) Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.

3) Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.

4) Election of members to the Board of Directors.

5) Election of two state-authorised public accountants to serve as auditors.

6) Resolutions proposed by the Board of Directors and/or shareholders.

7) Any Other Business.



Re the agenda

Item 3. The Board of Directors proposes that a dividend of DKK 6.25 be paid per share of DKK 20 of the profit for the year. The remainder is transferred to the Company's reserves.

Item 4. Mr. Anders Knutsen, Mr. Matti Vuoria, Mr. Bo Berggren, Mr. Peter Højland and Mr. Jon Krabbe are retiring as directors according to Article 17.2 of the Articles of Association. The Board of Directors proposes re-election of the said directors.

Item 5. The Board of Directors proposes re-election of the Company's two auditors, Deloitte & Touche Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Under **item 6**, the Board of Directors proposes the following resolutions:

a) The Board of Directors' authorisation to increase the Company's share capital through the issue of new shares as stated in Article 4.3, cf. Articles 4.5 and 4.6, of the Articles of Association be renewed for a period of 5 years and, consequently, the Board of Directors proposes the following amendment to the Articles of Association:

> That Article 4.3 of the Articles of Association be amended so that '1 September 2003' will read '28 August 2008'.

b) The Board of Directors' authorisation to raise convertible loans as stated in Article 4.4, cf. Articles 4.5 and 4.6, of the Articles of Association be renewed for a period of 5 years and, consequently, the Board of Directors proposes the following amendment to the Articles of Association:

> That Article 4.4 of the Articles of Association be amended so that '1 September 2003' will read '28 August 2008'.

c) As stated in Danisco's announcement of 17 June 2003 to the stock exchange, the Board of Directors proposes a capital reduction of the company's share capital through

cancellation of the holding of own shares at the time of convening the annual general meeting, with the exception of the shares that serve as hedging of the existing share option programme. As of 16 June 2003, Danisco held 2,417,300 own shares, and in the subsequent period – until 4 August 2003 – Danisco has acquired an additional holding of 993,250 own shares, bringing the holding of own shares up to 3,410,550 shares as of 4 August 2003, corresponding to 6.4 per cent of the share capital, of which 2.4 per cent is hedging of the company's share option programme.

Accordingly, the Board of Directors proposes the following resolution for reduction of the share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied payment to the shareholders who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stated in Section 44 (a) of the Danish Companies Act:

> The company's share capital, of a nominal value of DKK 1,063,992,040, be reduced by a nominal value of DKK 42,621,000 to a nominal value of 1,021,371,040 through cancellation of 2,131,050 own shares, of a nominal value of 42,621,000, which have been acquired by the company at DKK 240.407593 per share of DKK 20, corresponding to a share price of DKK 1,202.037965 per share amount of DKK 100, which means that through the reduction an amount of DKK 512,320,601 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2004, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to change Article 4 (1) in the Articles of Association in compliance with the capital reduction resolution.

d) That in the period until next year's Annual General Meeting the Board of Directors shall be empowered to allow the Company to purchase its own shares up to the amount of 10 per cent of the share capital at market price at the time of purchase with a deviation of up to 10 per cent.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 6 a-c requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

As from 15 August 2003, the agenda and the proposals in full as well as the audited Annual Report will be available for inspection by the shareholders at the Company's registered office. On the same day, the documents will be sent to those shareholders who have so requested and the agenda and the proposals in full will be available on Danisco's homepage at http://agm.danisco.com.

Admission cards with ballot paper for the Annual General Meeting may be collected on provision of identification at the Company's registered office at Langebrogade 1, Copenhagen K, Denmark, between 10am and 3pm in the period 19 August to 26 August 2003, except Saturdays and Sundays. After this period, only admission cards without ballot paper will be issued.

Shareholders whose shares are registered in the name of the shareholder in the Register of Shares may vote at the Annual General Meeting. Shareholders who have acquired shares by transfer may only exercise the voting right for the shares in question if the shares are registered in the name of such shareholders at the time of the convening of the General Meeting, or if the shareholders before that time have applied for registration and filed proof of their acquisition.

---oooOOOooo---


DANISCO
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We can inform you that Danisco intends to webcast the Annual General Meeting at the website http://agm.danisco.com in Danish with simultaneous interpretation into English.

Danisco A/S
Board of Directors

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel +45 32 66 20 00
Fax +45 32 66 21 75
www.danisco.com
info@danisco.com

AGENDA

AND

THE PROPOSALS IN FULL

Danisco A/S

Annual General Meeting
Thursday 28 August 2003 at 4pm
at the Bella Center, Center Boulevard 5, 2300 Copenhagen S, Denmark

Agenda:

1. The Board of Directors' report on the Company for the year ended.

2. Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations.

3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report.

4. Election of members to the Board of Directors.

5. Election of two state-authorised public accountants to serve as auditors.

6. Resolutions proposed by the Board of Directors and/or shareholders.

7. Any Other Business


DANISCO
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Re item 2:

The Board of Directors proposes that the Annual Report for 1 May 2002 to 30 April 2003 be approved and the Board of Directors be discharged from its obligations.

Re item 3:

The Board of Directors proposes that a dividend of DKK 6.25 be paid per share of DKK 20 of the profit for the year. The remainder is transferred to the Company's reserves.

Re item 4:

Mr. Anders Knutsen, Mr. Matti Vuoria, Mr. Bo Berggren, Mr. Peter Højland and Mr. Jon Krabbe are retiring as directors according to Article 17.2 of the Articles of Association. The Board of Directors proposes re-election of the said directors.

Re item 5:

The Board of Directors proposes re-election of the Company's two auditors, Deloitte & Touche Statsautoriseret Revisionsaktieselskab and Ernst & Young Statsautoriseret Revisionsaktieselskab.

Re item 6:

The Board of Directors proposes the following resolutions:

a) That Article 4.3 of the Articles of Association be amended so that '1 September 2003' will read '28 August 2008'.

Comment:

It is proposed that the Board of Directors' authorisation to increase the Company's share capital through the issue of new shares as stated in Article 4.3, cf. Articles 4.5 and 4.6, of the Articles of Association be renewed for a period of 5 years.

b) That Article 4.4 of the Articles of Association be amended so that '1 September 2003' will read '28 August 2008'.

Comment:

It is proposed that the Board of Directors' authorisation to raise convertible loans as stated in Article 4.4, cf. Articles 4.5 and 4.6, of the Articles of Association be renewed for a period of 5 years.

c) The Board of Directors proposes the following resolution for reduction of the share capital through cancellation of own shares purchased under the authorisation granted by the Annual General Meeting to the Board of Directors to purchase own shares and the consequent amendment of the Articles of Association. In practice, this means that the reduction has implied payment to the shareholders who have sold their shares to the company. It is being observed that after the reduction there will be full cover for the share capital and the reserves and funds stated in Section 44 (a) of the Danish Companies Act:

> The company's share capital, of a nominal value of DKK 1,063,992,040, be reduced by a nominal value of DKK 42,621,000 to a nominal value of DKK 1,021,371,040 through cancellation of 2,131,050 own shares, of a nominal value of DKK 42,621,000, which have been acquired by the company at DKK 240.407593 per share of DKK 20, corresponding to a share price of DKK 1,202.037965 per share amount of DKK 100, which means that through the reduction an amount of DKK 512,320,601 is paid to the shareholders. The capital reduction is conditional upon no claims filed before the expiry of the period within which claims must be lodged, cf. Section 46 of the Danish Companies Act, constituting an obstacle to effecting the capital reduction before 31 March 2004, and that the Annual General Meeting authorises the Board of Directors to effect and register the capital reduction and to change Article 4 (1) in the Articles of Association in compliance with the capital reduction resolution.

Comment:

As stated in Danisco's announcement of 17 June 2003 to the stock exchange, the Board of Directors proposes a capital reduction of the company's share capital through cancellation of the holding of own shares at the time of convening the annual general meeting, with the exception of the shares that serve as hedging of the existing share option programme.

As of 16 June 2003, Danisco held 2,417,300 own shares, and in the subsequent period – until 4 August 2003 – Danisco has acquired an additional holding of

993,250 own shares, bringing the holding of own shares up to 3,410,550 shares as of 4 August 2003, corresponding to 6.4 per cent of the share capital, of which 2.4 per cent is hedging of the company's share option programme.

Accordingly, the Board of Directors proposes that Danisco's share capital be reduced through cancellation of 2,131,050 own shares, corresponding to 4.0 per cent of the share capital. Such a capital reduction will create the flexibility that Danisco wishes to provide for repurchase of own shares.

d) That in the period until next year's Annual General Meeting the Board of Directors shall be empowered to allow the Company to purchase its own shares up to the amount of 10 per cent of the share capital at market price at the time of purchase with a deviation of up to 10 per cent.

Comment:
It is proposed that the Board of Directors' authorisation to purchase own shares, cf. Section 48 of the Danish Companies Act, be renewed.

e) That the Chairman of the Annual General Meeting be authorised to make such amendments in the resolutions of the Annual General Meeting under item 6 as the Danish Commerce and Companies Agency may stipulate as a condition for registration of the General Meeting's resolutions.

In accordance with the Company's Articles of Association and the Danish Companies Act, the adoption of the resolutions mentioned under item 6 a - c requires that both two-thirds of the votes cast and shareholders representing two-thirds of the voting rights at the Annual General Meeting vote in favour of the resolution.

Danisco A/S
Board of Directors



03 OCT 21

Chairman's report at Danisco's Annual General Meeting 28 August 2003

Danisco – First you add knowledge...

"First you add knowledge ..." is the payoff we have chosen to draw attention to our culture, what we represent and how we do things. The payoff is new, but expresses the platform for all our activities and for our involvement in various areas from production and sale of our products to our way of communicating.

The financial year 2002/03 was a year when we increasingly focused on what we represent through enhanced communication initiatives and the branding of Danisco – which I will ask our CEO, Alf Duch-Pedersen, to comment on later.

I am proud to be able to tell you here that over the last couple of years, the global ingredients industry has achieved a sharper profile among investors, the press, employees and opinion leaders, not just Danisco but the whole industry. The ingredients industry now has its own special section in several media, which was not the case before.

With our position as one of the leading suppliers of food ingredients we – together with our competitors – have helped to boost Denmark's global role within a very knowledge-intensive part of the food segment – ingredients. The development trend in today's society makes Danisco's products indispensable ingredients in the busy consumer's everyday life with ever more consumers spending less time preparing food. This implies a great responsibility as sub-supplier to the global food industry – a responsibility we assume with great humility and sincerity, as millions of people across the globe every single day consume industrially produced foods that contain our ingredients. As an example, I can inform you that half of all the industrially produced ice-cream in the world contains ingredients from Danisco – quite an achievement.

To sustain Danisco's leadership position, it is essential to keep growing through organic growth and acquisitions. Growth has been lower than expected in the last years on account of generally low economic activity in the world, but we have achieved satisfactory organic growth of about 3 per cent, which is in line with the general market growth.

Our market position has gradually improved due to our continued research and development efforts, which helped us considerably in the course of the year to consolidate our name with our customers as an attractive partner.

Danisco's other strong business segment – Sugar – saw record harvest output but was also affected by the agreement between WTO and the EU, resulting in a quota reduction of 5.3 per cent, which challenges our ability to be an efficient sugar producer in the North European area.

Danisco's profit development has been satisfactory, if allowing for the strong Danish krone and the difficult market situation during the financial year. At unchanged exchange rates,



operating profit before amortisation of goodwill would have increased by some 4 per cent instead of remaining at last year's level, as mentioned earlier. At the same time earnings per share progressed 17 per cent.

If we compare the results with our long-term financial target from 1999/2002 in connection with the Cultor merger of doubling sales before 2005, the performance is not quite so satisfactory.

This is mainly due to lower-than-expected global growth of food ingredients and lower-than-planned acquisition activity on account of the high price level for ingredients businesses.

Key financial figures

I will now take you through the financial year 2002/03 – highlighting the following central items from the annual report: sales, profit and cash flow.

Danisco's consolidated sales were reduced by around 6 per cent to DKK 16.6 billion, as expected. This was exclusively a result of the divestments we completed in 2001/02, as lower sales in Sugar were offset by higher sales in Ingredients and Sweeteners.

Operating profit before amortisation of goodwill was unchanged at DKK 2.3 billion, with the operating margin improving by about 1 percentage point to 14 per cent. The development in Danisco's major currencies, notably USD, had a considerable negative impact on consolidated profit. At the exchange rates prevailing in 2001/02, operating profit would have been around DKK 2.4 billion, up some 4 per cent on the year before.

Danisco maintains a strong cash flow. Cash flow from operating activities – before investments – came to DKK 1,987 million, down 4 per cent on last year, and provided a solid foundation for further expansion within ingredients while we also sustained our dividend policy. Cash flow measured against average equity yielded more than 16 per cent, which the Board finds satisfactory.

In the course of the year, we adjusted our full-year expectations twice in connection with announcements of quarterly results, mainly on account of the price development in our major currencies and a lower operating margin in our flavours division.

The year saw a couple of acquisition targets with attractive business areas. A number of these targets were thoroughly assessed, but lack of business area coherence, insufficient synergies and the fact that the prices of ingredients businesses for a long time remained at a level that largely corresponded to the share market level at its peak detained us from making further acquisitions in the period.

As the entire group is managed according to the principles of long-term value creation, it is important to stress that acquisitions must create value for the shareholders. That is why one of our targets is that the return on the investment must exceed the costs of loan



capital and return on equity including a risk premium in the third full financial year following the acquisition.

As I have mentioned earlier, Danisco's cash flow is strong. To the extent that it can be invested in activities that will generate profitable growth for Danisco and our shareholders, the Board of Directors is of the opinion that the cash flow should be used for that purpose rather than distributing it to the shareholders. When it is not possible to invest profit for the year in profitable growth in Ingredients and Sweeteners, profit will be paid out to the shareholders. The Board of Directors is well aware that the strong cash flow may change the capital structure significantly but has decided to maintain the present structure for the time being unless an attractive acquisition opportunity should necessitate a change. I would like to present the Board's arguments in support of the decision:

- First, the existing capital structure is not far from our financial target that the company's equity must be of the same size as interest-bearing net debt.
- Second, a well-consolidated company is in a much better position to independently set up the framework for profitable growth for the shareholders by having the necessary financial resources ready for acquisition opportunities.

It is the Board of Directors' estimate that there is no reason to reduce the debt further by retaining earnings. We therefore intend to pay out profit for the year in the form of dividends and share buybacks, as expressed in our dividend policy, which I will later revert to.

The EU sugar regime

A lot has been said and written about the EU sugar regime lately. I have noticed that a majority outside the Danish government has imposed on the government to work for an early termination of the sugar regime. The sugar regime is up for renegotiation in 2006, but it is assumed that in the last part of 2003, reports will be out with recommendations, indicating what the changes might be.

From the public debate and press comments it would seem that sugar regimes only exist in the EU, but there are more than 50 sugar regimes in the world. Danisco is therefore of the opinion that the sugar regime should be changed within the framework of the WTO rounds, but only if all the sugar regimes in the world are liberalised at the same rate.

And now for the development of our business segments.

Development in business segments

Ingredients and Sweeteners



Sales in Ingredients and Sweeteners were DKK 8,642 million, an increase of around 2 per cent compared to last year. Operating profit before amortisation of goodwill was DKK 1,335 million, an increase of around 1.5 per cent compared to last year.
The world economy has been suffering from low growth – in some continents downright negative growth. The American economy, in particular, went through a slowdown with subsequent falling consumption. The situation has not been much better in Europe, where the major economies failed to progress as expected leading to lower interest rates and fluctuations in the major currencies. The USD rate fell by 19 per cent in the financial year, which as mentioned before was a major reason for the adjustment of our full-year expectations. We managed to achieve full-year organic sales growth of 3 per cent, before the acquisition impact. Calculated in local currencies, growth including acquisitions came to no less than 9 per cent.

With operating profit before amortisation of goodwill of DKK 1.3 billion, we sustained the operating margin (EBITA) at 15 per cent, in line with our financial targets. Disregarding the negative impact of the exchange rate development, operating profit would have been approximately DKK 100 million higher, i.e. DKK 1.4 billion.

This should be seen on the back of the earnings problems we were facing in our flavours division on account of fluctuations in raw material prices, notably vanilla beans, and a changed product mix. It meant pressure on our operating margin while growth remained at the same level. This has now been normalised, and we expect operating margin in the flavour division to reach the level of the flavour industry in the course of the year

The markets in Asia achieved solid growth. This year again, I would like to highlight our presence in China where we once more saw double-digit growth rates.

During the financial year, we had to revise our target for organic growth, as the general market growth for ingredients fell to 2–4 per cent. Our target was earlier fixed at an annual 6-8 per cent regardless of potential changes in the general growth pattern for the global ingredients markets. Our target is still to outperform market growth by 30-50 per cent, which means growth of 3–6 per cent.

Danisco achieved the financial targets for both operating margin and sales growth in 2002/03.

Our target of growing through acquisitions was partly achieved with the purchase of Belgium-based flavour house Perlarom at the beginning of the financial year. The acquisition gave us a stronger platform in Europe, lifting us from tenth to sixth rank. We made no further acquisitions during 2002/03.

Sugar

2002/03 was another good year for Sugar. Production output totalled 1,363,000 tonnes, exceeding last year's output by 103,000 tonnes and also our total quota by 25 per cent.



Sales in Sugar were DKK 7.909 million, down by around 3% compared to last year on account of the 5.3 per cent quota reduction in compliance with the WTO agreement and lower prices for C-sugar. Profit before amortisation of goodwill was DKK 1,169 million, almost unchanged on last year despite lower sugar prices on the world market and the reduced quotas. I am very satisfied to report that we sustained both return on invested capital and the strong cash flow, thus achieving our financial targets.

This was made possible because the quota reduction of 5.3 per cent and the low world market prices for sugar were fully offset by high sugar content in the sugar beets and larger volumes, which again meant lower production costs. The sugar campaign progressed satisfactorily with high efficiency, and several records were set. At the sugar factory in Kantvik, Finland, there was a heavy fire in July 2002, which discontinued the production of sugar specialities for several months. To ensure supplies to the Finnish market, sugar was exported from Denmark to Finland to avoid any shortage of sugar for the consumers.

As for this year's sugar production, I can inform you that we have made the first field sample, which shows a satisfactory potential for this year's sugar production. If the favourable conditions continue in the remaining growing period, there are prospects of the 2003 production outperforming Danisco's aggregate quotas in Denmark, Sweden, Finland, Germany and Lithuania of 1,142,000 tonnes, thus sustaining the level of earlier years.

The Danisco share

At the beginning of the financial year on 1 May 2002, the price of the Danisco share was DKK 282.5 – at year-end on 30 April 2003, the price was DKK 243, a fall of 14 per cent. The Danisco share traded at DKK 263 yesterday, corresponding to a fall of 7 per cent in the period 1 May 2002 – 27 August 2003. We must recognise that the return on the Danisco share in absolute terms has not been satisfactory in the period. If we compare to the relative development against the European market – the share index Dow Jones Euro Stoxx – the return outperformed the index by a little over 20 per cent in 2002/03. If we compare to the KFX index, the Danisco share outperformed by around 6 per cent. If we compare the price development of the Danisco share and the KFX index from 1 May 2002 up to yesterday, 27 August, the share has developed in line with the index. I can therefore conclude that the share price development has been satisfactory in relative terms – but not satisfactory in absolute terms. In the financial year, we paid out around DKK 1.2 billion in the form of dividends and share buybacks, resulting in a total payout to the shareholders of almost 9.5 per cent of the market capitalisation at year-end, one of the highest payout ratios among the KFX shares. We intend to pursue this policy, subject to any major acquisitions of ingredients businesses in compliance with our strategy of creating value for our investors.

Over the last three years, the composition of Danisco's shareholders has become more international through a targeted effort and a commitment to have a broad group of shareholders to ensure liquidity and a correct pricing of the share. Today, non-Danish ownership accounts for 40 per cent, evidence that investors outside Denmark find the Danisco share interesting and appreciate our investment strategy. Danish shareholders are still our most important owners – and we hope they will continue to be so. Danisco's



Executive Board puts a great deal of time and effort into presenting the company to potential investors in and outside Denmark. During the year, we focused increasingly on the electronic media, meaning distribution of information via our website and e-mail. This will continue, to the effect that information about Danisco must increasingly be sought on the Internet.

Corporate Governance

The concept of corporate governance, which Danisco has been working with for many years, was further highlighted in the financial year. We continuously strive to fulfil our ambition to exercise corporate governance in compliance with "best practice". I would like to elaborate on two aspects of this somewhat complicated area: Danisco's voting right restriction and nomination and election of members for the Board of Directors.

Voting right restriction

At last year's AGM, the retiring chairman of the Board of Directors explained the Board's arguments for maintaining the voting right restriction. The voting right restriction means that no person or group may at any time exercise voting rights for a share amount of more than 7.5 per cent of the company's share capital. The Board of Directors has not changed its position on this issue, but I find it right to once again go over the Board's position.

It is important for me to emphasise that in the case of a bid for Danisco, the Board of Directors will carefully and without delay consider all advantages and disadvantages for the shareholders. If a thorough assessment shows that a takeover bid is the best and most value-creating option for the shareholders, the Board of Directors will recommend acceptance of the bid. In the Board of Directors' opinion, the voting right restriction of 7.5 per cent serves the sensible purpose of buying the shareholders more time and ensuring a better negotiating position for the Board of Directors than without the restriction. It is therefore the opinion of the Board of Directors that it is preferable to maintain the voting right restriction even against the risk that some investors might see it as protection against a takeover. I would like to stress here that the restriction should not be seen as providing protection against a takeover, and in my view it does not.

Nomination and election of members for the Board of Directors

Danisco's Board of Directors at present comprises eleven members with seven elected by the Annual General Meeting and four by the employees in Denmark. Election of the employee-elected Board members is according to Danish legislation.

The chairmanship is in charge of the process and emphasises the following criteria in their nomination of candidates for membership of the Board of Directors:

- that the Board of Directors possess professional competencies matching the company's needs, have a balanced age distribution and broad business and international experience,



- that the Board members are independent of the Executive Board and the other members of the day-to-day management,
- that there are no conflicts of interest between the members of the Board of Directors and Danisco
- and that no Board member elected by the shareholders is employed by or dependent on Danisco.

The chairmanship prepares a profile that lists the competencies a coming board member must have. The profile, which must be approved by the Board of Directors, is based on an evaluation of the combined profiles of the Board of Directors. In the process of finding the right candidate we will draw on relevant external consultancy where needed. The candidate, approved by the full Board of Directors, is then introduced and subsequently recommended to the Annual General Meeting.

Financials

Equity at year-end was DKK 11,420 million against DKK 12,580 million the year before as a result of dividend payments of DKK 314 million, share buybacks of DKK 864 million and other adjustments of a negative DKK 978 million, of which currency adjustments in subsidiaries accounted for a negative DKK 950 million. Profit for the year of DKK 996 million favourably impacted equity.

Danisco's interest-bearing debt grew by DKK 257 million to DKK 9,439 million in the course of the financial year. As explained before, this was mainly due to considerable payout of funds to our shareholders in the form of dividend payments and share buybacks of around DKK 1.2 billion, corresponding to around 9,5 per cent of Danisco's market capitalisation.

Dividend policy

As I said in my introduction, I will now specify our dividend policy.

Danisco aims to ensure the necessary shareholders' equity for the company's operations and development and to distribute surplus capital to the shareholders in the form of share buybacks and dividend payments out of profit for the year. Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year.

In 2002/03, total payouts to the shareholders came to DKK 1.2 billion as already mentioned. The graph behind me shows the total payouts to shareholders over four years – totalling around DKK 3.2 billion.

Option programme for the Executive Board and senior managers

The Board of Directors has decided to grant the Executive Board and senior managers, totalling some 100 persons, 500,000 share options, of which 200,000 options are for the Executive Board. The share options entitle the holder to buy shares at the price of DKK 264 in the period 1 May 2006 to 1 May 2009 and they are in continuation of the existing programme. The value of the programme has been computed at around DKK 22 million according to the Black & Scholes model. A more detailed description of the prerequisites of the share options' theoretical value is available on page 7 of Danisco's Annual Report. After this review of our business segments, I will leave the floor to CEO Alf Duch-Pedersen, who will go through the strategic development for Ingredients and Sweeteners, including research and development, and our communication efforts.

Outlook for 2003/04

Danisco's outlook for 2003/04 as announced on 17 June 2003 is as follows:

Consolidated profit for the year is expected to be in the range of DKK 900-1000 million. At the same time we announced that we would no longer announce quarterly expectations but continue the quarterly adjustment of our full-year expectations.

Further specifications of our full-year outlook are available in our Annual Report and Announcement of Results for 2002/03 of 17 June 2003.

We expect to announce our results for the first quarter on 22 September and will at that time comment on the full-year outlook based on the results of the first quarter.

The presentation of the Announcement of Results for the first quarter will be web-cast at our website: www.danisco.com.

The Board of Directors' proposals to the Annual General Meeting

This takes me to the Board's proposals to the Annual General Meeting.

The Board of Directors proposes to the Annual General Meeting

- that a dividend of DKK 6.25 per share be paid, equalling the same total dividend payout as in 2001/02 of DKK 314 million,
- cancellation of 2,131,050 own shares (nominal value DKK 42,621,000) corresponding to 4.0 per cent of the share capital. The shares have been acquired at a total purchase price of DKK 512,320,601, or at an average purchase price of DKK 240.41 per share. The remaining holding of own shares, 1,279,500 shares, corresponding to 2.4 per cent of the share capital, is for hedging of the existing option programmes.
- that the Board of Directors as previously be authorised for a five-year period to increase the Company's share capital and to raise a convertible loan, cf. section 4

(3) and (4) of the Articles of Association, corresponding to a total potential increase of the share capital of DKK 250 million

- that in the period until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10 per cent of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10 per cent.

I will later motivate some of the items listed above.

The Board of Directors

At the Annual General Meeting, the following board members are up for re-election: Anders Knutsen, Matti Vuoria, Bo Berggren, Peter Højland and Jon Krabbe. They are all recommended for re-election. Provided the re-elections recommended are adopted, the Board of Directors intends to appoint Anders Knutsen Chairman and Matti Vuoria Deputy Chairman. I will later motivate this.

Danisco's general situation

After my review of Danisco's general situation, I would like to point out that the Board of Directors is satisfied with the situation of the company. Danisco pursues the strategy laid down, and the Board appreciates the steps that were taken during the financial year to fulfil the strategy.

The efforts of Danisco's many employees in and outside Denmark and also of the Executive Board and general management have had a decisive influence on the results. In the Board of Directors, we would like to express our thanks for that.

Finally, I would like to thank the shareholders for their large turnout today and for their interest in Danisco again this year.

EXECUTIVE BOARD

DANISCO
First you add knowledge...

Notice no. 11/2003

Announcement of Results for Q1 2003/04
1 May - 31 July 2003
(unaudited)

22 September 2003

Danisco continues increasing market shares

In Q1 2003/04, Danisco recorded currency-adjusted growth of 8% in Ingredients and Sweeteners and continued to win market shares within ingredients, where global market growth is merely 2-4%. Sugar developed as expected in the period.

- **Earnings (EBITA) of DKK 559 million (DKK 639 million) in Q1**
  The operating margin (EBITA) was 13.8% (15.1%), in line with expectations the development was affected by less favourable raw material prices than last year and expected lower earnings (EBITA) in Sugar, a decline of DKK 35 million. To this comes the adverse impact of lower exchange rates, which reduced earnings (EBITA) by DKK 29 million.

- **Consolidated profit was DKK 253 million (DKK 278 million)**
  Lower interest rates had a positive impact on financial expenses.

- **Earnings per share was DKK 4.84 (DKK 4.95)**
  EPS is impacted adversely by lower consolidated profit, but favourably by a lower number of shares, 50,523 million against 53,572 million in the same quarter last year. The currency effect reduced EPS by an estimated DKK 0.30.

Outlook for 2003/04

- The outlook for 2003/04 is unchanged.
- Sales are maintained in the range of DKK 16.0 -17.0 billion.
- Earnings (EBITA) are maintained in the range of DKK 2,100 - 2,300 million.
- Consolidated profit is maintained in the range of DKK 900 -1,000 million.
- Before one-off gains, consolidated profit for the first half of the year is expected to be lower than last year.

KEY FIGURES AND FINANCIAL RATIOS

GROUP

		Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**
Profit and loss account in DKK million					
Net sales		4,230	**4,041**	4,230	**4,041**
Operating profit before amortisation of goodwill (EBITA)		639	**559**	639	**559**
Amortisation of goodwill		(102)	**(103)**	(102)	**(103)**
Operating profit (EBIT)		537	**456**	537	**456**
Profit on ordinary activities before tax		436	**398**	436	**398**
Consolidated profit		278	**253**	278	**253**
Danisco's share of consolidated profit		265	**245**	265	**245**
Cash flows in DKK million					
Cash flow from operating activities		1,166	**1,052**	1,166	**1,052**
Cash flow from investing activities		(653)	**(211)**	(653)	**(211)**
Cash flow from financing activities		(542)	**(755)**	(542)	**(755)**
Total cash flow		(29)	**86**	(29)	**86**
Financial ratios *					
Diluted average number of shares excluding own shares	'000	53,572	**50,523**	53,572	**50,523**
Diluted earnings per share (DEPS)	DKK	4.95	**4.84**	4.95	**4.84**
Diluted cash flow per share	DKK	21.77	**20.82**	21.77	**20.82**
Diluted number of shares at year-end excluding own shares	'000			52,599	**49,801**
Diluted net asset value per share	DKK			227	**227**

	31 July 2002	30 April 2003	**31 July 2003**
Balance sheet in DKK million			
Assets	26,882	26,540	**25,727**
Equity	11,925	11,420	**11,314**
Interest-bearing debt, net	9,062	9,439	**8,882**
Invested capital	19,400	19,464	**18,809**

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Please see Danisco's Annual Report 2002/03 for definitions.

Ingredients and Sweeteners

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD
Net sales						
- Texturant products	1,062	**1,014**	1,062	**1,014**	(5)	(5)
- Speciality products	784	**828**	784	**828**	6	6
- Sweeteners	421	**411**	421	**411**	(2)	(2)
Unallocated *	6	**3**	6	**3**	:	:
Total	2,273	**2,256**	2,273	**2,256**	(1)	(1)

*) Incl. group eliminations

EBITA	390	**330**	390	**330**	(15)	(15)
EBITA margin	17.2	**14.6**	17.2	**14.6**	(15)	(15)

- **Increased market share**
- **Target for organic growth met in Q1**
- **EBITA margin fell as expected**

Growth target met

Danisco continues to win market shares and sustains the level of the preceding two quarters with organic growth of 5% in Q1 2003/04. Growth is driven equally by our three business segments. As expected, the EBITA margin is lower than last year.

Adverse USD impact

Earnings (EBITA) were adversely impacted by notably the weakness of the USD rate, averaging DKK 6.45 in Q1 against DKK 7.65 last year, and also by increased price competition within Texturant products. As a consequence of this development, the EBITA margin fell to 14.6% (17.2%). Adjusted for the currency impact, EBITA would have been DKK 359 million and the EBITA margin 14.6%.

Market growth continues around 2-4% in 2003/04

Higher volumes are thus the main growth driver, generating volume growth rates of almost 6% for Texturant products and around 9% for sweeteners. We estimate the general growth trend for the ingredients market to be at the low end of the expected 2-4% range. Danisco's market shares therefore continue to increase, which may be attributed to the one-stop-supplier business model, highlighting knowledge sharing and product development with the customers. We managed to meet the target of outperforming the general ingredients market by 30-50% in terms of organic growth.

Product areas

Texturant products

Satisfactory growth despite tough competition

Texturant products (emulsifiers, textural ingredients and functional systems) recorded organic growth of 5%. Volume growth was close to 6% compared with the same period last year. The competitive environment continues to be tough, which has meant largely unchanged prices. Furthermore, last year's Q1 was affected by favourable raw material purchases. Danisco is one of the global leaders within Texturant products and assesses on an ongoing basis when the market is right for price adjustments, as was the case in North America last year.

Speciality products

5% organic growth

Speciality products (including flavours, bio and feed ingredients) recorded organic growth of 5% compared to the same period last year. With acquisitions accounting for 8%, aggregate currency-adjusted growth came to 13%.

Earnings improved in flavours

As expected, earnings in flavours improved and the integration of Perlarom is progressing according to plan. The continued optimisation of operations is beginning to pay off, driven by a strengthening of management and better forward hedging of raw materials, including vanilla. With organic growth at almost 8%, Danisco's flavour segment was the prime contributor to satisfactory progress in Speciality products, while sales of cultures to the dairy sector and sales to the pharmaceutical industry had a dampening effect.

Sweeteners

Growing market share in USA

Sweeteners recorded organic growth of 7% compared to the same period last year, and volume progress of around 9% distributed on several product groups. We see a rising interest in sugar-free products on the American market, which has increased demand for lactitol notably. Markets in Asia sustained the high levels.

Geographic markets

Europe

Positive impact of warm summer weather

Organic growth was 0% compared with last year, and acquisitions contributed 5%. Sales were subject to the slow economic development in Europe. However, the warm summer weather impacted positively on sales of Texturant products and flavours to the ice cream and beverage industries in the period. Organic growth in the Eastern European countries, including Russia, was some 25%. It is our estimate that we maintained our market share in Europe while progressing in Eastern Europe, including Russia.

North America

Strong market in North America

Organic sales growth was 11%, adjusted for a significant adverse impact from the fall in the USD rate of 15%. Our market share improved again, and rising sales of sweeteners were a main contributor to the increase. New product launches in Texturant products added to the handsome growth rates.

Latin America

Flavours progressing

Organic growth in local currencies was 6% after adjusting for the significant adverse currency impact of 17%. Flavours improved their sales performance in the region and captured considerable market shares, and Texturant products also had a good quarter.

Asia-Pacific

Signs of improvement in Japan

Organic growth was 8%, also subject to a major adverse currency impact of 13%. The Chinese market grew around 40% organically, which was partly due to increasing demand for flavours in the beverage and dairy industries. In Japan, we now see rising demand after a long period of weak market trends.

Sugar

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD
Net sales	2,008	**1,832**	2,008	**1,832**	(9)	(9)
EBITA	299	**264**	299	**264**	(12)	(12)
EBITA margin	14.9	**14.4**	14.9	**14.4**	(3)	(3)

- **As expected – lower sales of quota sugar**
- **Operating margin 14.4% (EBITA)**
- **2003 harvest looks promising**

The operating margin (EBITA) fell 0.5 percentage point and is therefore lower than in the same period last year as forecast, mainly resulting from lower sales of quota sugar.

Expected lower margin

Sales fell 9% as expected, due to lower sales of quota sugar, which again reduced earnings and the operating margin, which was 14.4% against 14.9% in the same period last year. The operating margin was also adversely impacted by moderated prices for by-products against the same period last year.

Lower retail sales

Retail sales of sugar were below expectations as the berry season came later than expected and with the harvest output being lower than last year.

The rebuilding of the factory at Kantvik, Finland following last year's fire is expected to be completed before the end of September this year. Production at the new machinery has already been initiated and is progressing smoothly.

Expected quota reduction in 2003/04

To counterbalance the EU Commission's planned quota reductions for 2003/04, the sugar beet acreage has been reduced by 10%. Favourable weather conditions allowed for early sowing generally, and as the growth period also proceeded very favourably, Danisco expects the total sugar beet harvest to outperform the EU quota considerably. The EU Commission makes an annual assessment of the need for quota reductions based on the terms and conditions that the WTO has stipulated for sugar exports. A decision as to quota reductions is expected to be available at the end of September.

Sugar regime 2006

The EU sugar regime is up for review in 2006, but as early as before the end of this year, we expect to see indications of the potential changes applicable from 2006. Danisco does not expect to see any dramatic changes in the short term.

Innovation

As a result of last year's acquisition of Perlarom and also the continued focusing on organic growth, innovation expenses in Ingredients and Sweeteners grew. Based on the knowledge build-up in the laboratory in Kunshan, China, a number of projects have been initiated to develop and adapt ingredients to the rapidly growing food industry in Asia and the industry that takes inspiration from the Asian food culture. The targeted efforts at food safety have driven the development of new cultures to prevent the growth of microorganisms that pose a threat to food safety.

Danisco Venture

Investment in Profos

Danisco Venture has expanded its portfolio of companies to six following the investment in the German biotech company Profos AG. Close to 25% of all food is spoiled before reaching the consumer, which is due to a very small number of well-defined microorganisms. Profos develops techniques for identification and destruction of these microorganisms, and both consumers and the food industry have a great demand for this kind of technique.

Sustainability

Sustainability Report out 3 October

Sustainable Development is finalising Danisco's third Sustainability Report to be published on 3 October 2003. The report will provide a good overview of Danisco's progress within sustainability. In June 2003, Danisco received the 'Best in Class' award, which is given to companies ranking among the top 30 within environmental and social responsibility on the Storebrand index. Danisco is the only Danish company in the food and beverage industry to receive this award. For the second year running, Danisco is one of the six Danish companies listed on the Dow Jones Sustainability Index.

Associated undertakings

Amcor Flexibles stake sold

Income from the associated undertakings Genencor and Amcor Flexibles Europe was DKK 13 million and DKK 5 million respectively, totalling DKK 18 million. In August 2003, Danisco sold the last 21% of Amcor Flexibles Europe to Amcor. Net proceeds came to DKK 550 million with a total net gain of DKK 50 million, to be included under "Other operating income" in the profit and loss account for Q2 2003/04.

Cash flow

Increase in working capital

Cash flow from operating activities was DKK 1,052 million (DKK 1,166 million) in the first quarter. The major difference was the increase in working capital of DKK 116 million, due partly to changed EU restitution payments compared to last year.

Purchase of own shares

Own shares at 19 September 2003

As announced at the Annual General Meeting on 28 August 2003, Danisco intends to purchase own shares in the market. The shares will be repurchased within the current 10% authorisation and will be used for the continued development of the company's capital structure, for the financing and execution of acquisitions, for sales, for other transfer purposes or for cancellation as an element in our dividend policy. At 19 September 2003, Danisco held 1,304,500 own shares, corresponding to 2.55% of the

reduced share capital as resolved at the AGM, of which 2.5% is for hedging of the share option programme.

Writedown of share capital

The Annual General Meeting held on 28 August 2003 resolved to write down the share capital by 2,131,050 own shares (nominal value of DKK 42,621,000), corresponding to 4% of the share capital. Danisco's share capital will subsequently be comprised of 51,068,552 shares (nominal value of DKK 1,021,371,040).

Outlook for 2003/04

Since the announcement of our outlook for the financial year 2003/04, the USD rate has increased from DKK 6.28 to DKK 6.57, on which we base our outlook. Danisco has also sold its 21% stake in Amcor Flexibles Europe (AFE) with a net value gain of DKK 50 million.

Regardless of the gain from the sale of AFE and the price development in the major currencies, the earlier announced range for consolidated profit is maintained, as the impact falls within this range.

Sales

Consolidated sales of DKK 16-17 billion

Total sales are expected to remain in the range of DKK 16.0 - 17.0 billion. Ingredients and sweetener sales are expected in the range of DKK 8.5 - 9.0 billion. Sugar sales are forecast to be in the range of DKK 7.5 - 8.0 billion, slightly down on last year on account of the quota reduction.

Earnings (EBITA)

Consolidated EBITA of DKK 2.1-2.3 billion

Consolidated earnings (EBITA) are expected to remain in the range of DKK 2,100 - 2,300 million. For Ingredients and Sweeteners, earnings (EBITA) are expected in the range of DKK 1,250 -1,400 million. Earnings (EBITA) in Sugar are expected to be DKK 1,050 -1,100 million.

Consolidated profit

Profit level maintained

Consolidated profit for 2003/04 is expected to be in the range of DKK 900 - 1,000 million. Before one-off gains, consolidated profit for the first half of the year is expected to be lower than last year.

USD sensitivity

A change in the USD/DKK rate of DKK 1.00 impacts full-year sales by around DKK 350 million, and earnings (EBITA) by around DKK 55 million. The impact on consolidated profit will be around DKK 25 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, raw material developments, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in as far as this is required by law, including the Danish Securities Trading Act.

Information meeting

Information meeting today at 3 pm.

This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm can be followed at the above website and at www.stockwise.dk

22 September 2003

Anders Knutsen, Chairman of the Board of Directors   Alf Duch-Pedersen, CEO

Financial calendar

21 November	2003	IR quiet period for Q2
16 December	2003	Q2 results (Aug.-Oct.)
19 February	2004	IR quiet period for Q3
18 March	2004	Q3 results (Nov.-Jan.)
30 April	2004	End of financial year
21 May	2004	IR quiet period for 2003/04
17 June	2004	Full-year results 2003/04
21 August	2004	IR quiet period for Q1
26 August	2004	Annual General Meeting
16 September	2004	Q1 results (May-July)

For further information, please contact:

Investor & analyst relations:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com

Media and press relations:
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco develops and produces food ingredients, sweeteners and sugar. The Group employs approx. 8,000 people in some 40 countries and reported net sales of DKK 16.6 billion in 2002/03. Danisco's broad product portfolio includes emulsifiers, stabilisers, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

PROFIT AND LOSS ACCOUNT 1 May 2003 - 31 July 2003

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**
Net sales	4,230	**4,041**	4,230	**4,041**
Cost of sales	(2,793)	**(2,740)**	(2,793)	**(2,740)**
Gross profit	1,437	**1,301**	1,437	**1,301**
Research and development costs	(90)	**(98)**	(90)	**(98)**
Distribution and sales costs	(420)	**(428)**	(420)	**(428)**
Administrative expenses	(267)	**(224)**	(267)	**(224)**
Ordinary operating profit before amortisation of goodwill	660	**551**	660	**551**
Other operating income	12	**14**	12	**14**
Other operating expenses	(33)	**(6)**	(33)	**(6)**
Operating profit before amortisation of goodwill (EBITA)	639	**559**	639	**559**
Amortisation of goodwill	(102)	**(103)**	(102)	**(103)**
Operating profit (EBIT)	537	**456**	537	**456**
Income from participating interests in associated undertakings	12	**18**	12	**18**
Other financial expenses, net	(113)	**(76)**	(113)	**(76)**
Profit on ordinary activities before tax	436	**398**	436	**398**
Tax on profit on ordinary activities	(158)	**(145)**	(158)	**(145)**
Consolidated profit	278	**253**	278	**253**
Consolidated profit attributable to minority interests	(13)	**(8)**	(13)	**(8)**
Danisco's share of consolidated profit	265	**245**	265	**245**
Diluted earnings per share (DEPS) DKK	4.95	**4.84**	4.95	**4.84**

CASH FLOW STATEMENT 1 May 2003 - 31 July 2003

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**
Cash flow from operating activities				
Danisco's share of consolidated profit	265	**245**	265	**245**
Depreciation	220	**213**	220	**213**
Amortisation of goodwill	102	**103**	102	**103**
Change in working capital	558	**442**	558	**442**
Other adjustments	21	**49**	21	**49**
Cash flow from operating activities	1,166	**1,052**	1,166	**1,052**
Cash flow from investing activities	(653)	**(211)**	(653)	**(211)**
Cash flow from financing activities	(542)	**(755)**	(542)	**(755)**
Decrease/increase in cash and cash equivalents	(29)	**86**	(29)	**86**
Cash and cash equivalents at the beginning of the period	750	**408**	750	**408**
Exchange adjustment of cash and cash equivalents	(34)	**(4)**	(34)	**(4)**
Cash and cash equivalents at the end of the period	687	**490**	687	**490**

OTHER SEGMENT DETAILS 1 May 2003 - 31 July 2003

Net sales by business segment

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD
Ingredients and Sweeteners	2,273	**2,256**	2,273	**2,256**	(1)	(1)
Sugar	2,008	**1,832**	2,008	**1,832**	(9)	(9)
Unallocated *	(51)	**(47)**	(51)	**(47)**	:	:
Total	4,230	**4,041**	4,230	**4,041**	(4)	(4)

*) Incl. group eliminations

Net sales by geographic segment

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	475	**456**	475	**456**	(4)	(4)	11	11
Other Nordic countries	1,171	**1,050**	1,171	**1,050**	(10)	(10)	26	26
Rest of Western Europe	813	**851**	813	**851**	5	5	21	21
Eastern Europe	412	**393**	412	**393**	(5)	(5)	10	10
North America	593	**567**	593	**567**	(4)	(4)	14	14
Latin America	196	**180**	196	**180**	(8)	(8)	5	5
Asia-Pacific	430	**418**	430	**418**	(3)	(3)	10	10
Rest of the world	140	**126**	140	**126**	(10)	(10)	3	3
Total	4,230	**4,041**	4,230	**4,041**	(4)	(4)	100	100

Operating profit before amortisation of goodwill (EBITA) by business segment

DKK million	Q1 2002/03	**Q1 2003/04**	YTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients and Sweeteners	390	**330**	390	**330**	(15)	(15)	14.6	14.6
Sugar	299	**264**	299	**264**	(12)	(12)	14.4	14.4
Unallocated	(50)	**(35)**	(50)	**(35)**	:	:	:	:
Total	639	**559**	639	**559**	(13)	(13)	13.8	13.8

Operating profit (EBIT) by business segment

DKK million	Q1 2002/03	**Q1 2003/04**	ÅTD 2002/03	**YTD 2003/04**	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients and Sweeteners	319	**259**	319	**259**	(19)	(19)	11.5	11.5
Sugar	267	**232**	267	**232**	(13)	(13)	12.7	12.7
Unallocated	(49)	**(35)**	(49)	**(35)**	:	:	:	:
Total	537	**456**	537	**456**	(15)	(15)	11.3	11.3

BALANCE SHEET

Assets

DKK million	31 July 2002	30 April 2003	**31 July 2003**
Intangible fixed assets	7,017	6,563	**6,449**
Tangible fixed assets	8,369	8,177	**8,100**
Financial fixed assets	3,664	3,461	**3,497**
Fixed assets total	19,050	18,201	**18,046**
Stocks	3,944	4,915	**4,074**
Debtors	3,148	3,015	**3,116**
Other participating interests and investments	53	1	**1**
Cash and cash equivalents	687	408	**490**
Current assets total	7,832	8,339	**7,681**
Assets total	26,882	26,540	**25,727**

Liabilities and equity

DKK million	31 July 2002	30 April 2003	**31 July 2003**
Share capital	1,164	1,064	**1,064**
Other reserves	10,761	10,356	**10,250**
Equity total	11,925	11,420	**11,314**
Minority interests	313	247	**255**
Provisions	2,271	2,114	**2,110**
Amounts falling due after more than one year	4,133	6,862	**6,830**
Amounts falling due within one year	8,240	5,897	**5,218**
Creditors total	12,373	12,759	**12,048**
Liabilities and equity total	26,882	26,540	**25,727**

Changes in equity

DKK million	31 July 2002	**31 July 2003**
Balance at the beginning of the period	12,580	**11,420**
Profit for the period	265	**245**
Repurchase of own shares	(509)	**(328)**
Exchange rate adjustment of foreign subsidiary and associated undertakings	(399)	**(77)**
Other movements in equity	(12)	**54**
Balance at the end of the period	11,925	**11,314**

Own shares *

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2003	2,072,300	41,446	3.90
Purchase	1,326,250	26,525	2.49
Holding at 31 July 2003	**3,398,550**	**67,971**	**6.39**

SALES GROWTH IN INGREDIENTS AND SWEETENERS 1 May 2003 - 31 July 2003

Q1 2003/04 compared to Q1 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	3	(2)	**5**	5	**-**	45
North America	(4)	(15)	**11**	-	**11**	25
Latin America	(11)	(17)	**6**	-	**6**	8
Asia-Pacific	(4)	(13)	**9**	1	**8**	18
Rest of the world	18	(1)	**19**	6	**13**	4
Total	(1)	(9)	**8**	3	**5**	100
Sales growth in product segment						
Texturant products	(5)	(10)	**5**	-	**5**	45
Speciality products	6	(7)	**13**	8	**5**	37
Sweeteners	(2)	(9)	**7**	-	**7**	18
Total	(1)	(9)	**8**	3	**5**	100

YTD 2003/04 compared to YTD 2002/03

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	3	(2)	**5**	5	**-**	45
North America	(4)	(15)	**11**	-	**11**	25
Latin America	(11)	(17)	**6**	-	**6**	8
Asia-Pacific	(4)	(13)	**9**	1	**8**	18
Rest of the world	18	(1)	**19**	6	**13**	4
Total	(1)	(9)	**8**	3	**5**	100
Sales growth in product segment						
Texturant products	(5)	(10)	**5**	-	**5**	45
Speciality products	6	(7)	**13**	8	**5**	37
Sweeteners	(2)	(9)	**7**	-	**7**	18
Total	(1)	(9)	**8**	3	**5**	100





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DANISCO
First you add knowle

Insider register

Danish authorities (the Danish Folketing and the Danish Financial Supervisory Authority) have decided to increase transparency in the Danish stock market with respect to insider trading. In order to do so, listed companies are obliged to make public a list of shareholdings and major transactions of the employees deemed to have access to inside information and their related persons.

Insiders at Danisco are defined as the members of the Board of Directors and the Executive Board, and other employees and persons, who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises approximately 150 individuals. The reported trading of this group also includes trading in Danisco shares by beneficiary owners.

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to publish reported trading in Danisco shares by insiders and related persons when the net trading value of transactions by the said persons as a group exceeds DKK 50,000. Furthermore, Danisco is required to publish a quarterly update of insiders' and related persons' holdings of Danisco shares.

Below is a list of the latest and expected future notices to the Copenhagen Stock Exchange regarding insider holdings and trading:

Past announcements	Release date
Statement of transactions	30 September 2003
Quarterly statement of shareholdings	16 July 2003
Quarterly statement of shareholdings	16 April 2003
Statement of transactions	21 March 2003
Quarterly statement of shareholdings	17 January 2003
Initial statement of shareholdings	29 November 2002

Expected future announcements	Release date
Quarterly statement of shareholdings	21 October 2003

Employee shares
Over the past 12 years, Danisco has issued employee shares on three occasions. The latest programme of April 1997, under which a total of 343,556 shares were issued remains in force, the shares being scheduled for release in January 2003.

	Issued	No. of shares	Release
▫	November 1990	146,075 shares	January 1996
▫	November 1994	204,409 shares	January 2000
▫			

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	April 1997	343,556 shares	January 2003



First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen
Denmark
Tel 32 66 20 00
Fax 32 66 21 75
www.danisco.com
info@danisco.com

30 September 2003

Statement of shareholdings

In accordance with Section 37 of the Danish Securities Trading Act, Danisco is required to report the trading in Danisco shares of insiders and their connected persons when the net trading value for the individual insider and his connected persons taken as a group exceeds DKK 50,000.

The statement below shows insider trading in Danisco shares as reported to Danisco A/S.

Securities code:	DK0010207497
Trading date:	25 September 2003
Shares traded, net:	400
Market value:	DKK 98,800.00

<u>Total insider register</u>

Number of shares prior to change:	50,971
Market value prior to change:	DKK 12,585,250
Number of shares after change:	50,571
Market value after change:	DKK 12,486,486

Insiders at Danisco are defined as members of the Board of Directors, members of the Executive Board and any other employees and persons who by virtue of their affiliation to Danisco are deemed to have access to inside information. Danisco's insider register comprises 168 persons. The reported trading of these persons also includes trading by their spouses/cohabitants, children under the age of 18, etc.

Yours faithfully,

Jette Grøn Larsen

For further information, please contact:
Jette Grøn Larsen, Communications, tel. +45 3266 2929, e-mail: irjl@danisco.com
Michael von Bülow, Communications, tel. +45 3266 2920, e-mail: sfmvb@danisco.com



Knowledge for Sustainability

DANISCO

First you add knowledge...

1.0 CEO's statement



Meeting the needs of the present without compromising the needs of the future expresses the essence of our approach to sustainability.

We want to be a responsible citizen and at the same time achieve our financial targets. We strive to achieve these goals by being a sound sustainable investment.

This year, we have intensified our efforts to engage our stakeholders and discuss our sustainability efforts.

Our stakeholders span all who have an interest in Danisco - whether the interest is professional or expressed by involved citizens in the communities in which Danisco operates. We will continue to strengthen our dialogue with consumers, non-governmental organisations, suppliers, customers, citizens, investors and analysts.

As a signatory of the UN Global Compact, we commit ourselves to promoting progress in the areas of labour standards, the environment and human rights. Danisco's policies on these and other areas are accessible on our internet and intranet sites in eight different languages. We also initiate discussions with other members of the value chain with particular attention to non-discrimination, freedom of association and the banning of child and forced labour.

While we await the implications of the new sugar market regulation, we are still busy implementing and updating sustainable best practices at all our sugar factories. We are convinced that even after 2006, we can still run a profitable business in which sugar is produced with regard to the environment, production methods and social responsibility.

The trend towards a lifestyle with more time for family and leisure activities continues throughout most parts of the industrialised world. This means that the demand for food which requires less preparation is still increasing. Our mission is to provide healthy, safe and tasty foods for the consumer, but we also want to address the public debate about food ingredients.

Our efforts within sustainability comprise the implementation of total traceability, continuous product safety and quality assurance. We have also launched a global branding campaign targeting our employees in order to solidify our five values: creating value, being innovative, building competencies, taking responsibility and believing in dialogue. Furthermore, we have produced a website (initially only available in Danish) where consumers can ask questions about our ingredients.

Danisco is included in many prominent sustainability indexes, e.g. Dow Jones and the Nordic Sustainability Index. We see the listings as an encouragement that we are on the right track with our sustainability activities.

We hope that this report will provide an insight into our work and why it is important to be a responsible citizen in the communities in which we operate.

Alf Duch-Pedersen,
CEO



Contents

2.0 Danisco in brief



Danisco ranks among the world's largest producers of ingredients for food and beverages. Danisco is also a leading supplier of sweeteners and one of Europe's most efficient sugar producers.

The bulk of our ingredient products are sold to food manufacturers, whereas our sugar products are sold to both consumers, under the trademark Dansukker, and food manufacturers. Danisco's vision is to be the leading supplier of ingredients to the global food industry, and we already rank number 1 or 2 in a large number of our product categories. Every day, hundreds of millions of people around the world consume foods containing ingredients from Danisco. Half of all ice cream around the world – and every fourth loaf of bread - contains ingredients from Danisco. Danisco is one of the world's top four producers of dairy cultures and our gelling agents are an essential part of marmalade. The raw materials for our products come from many different sources, for example, palm oil, lime fruit, seaweed, sugar beet, and certain hardwoods such as birch.

Our production is based on many years' experience in the food sector. This is reflected in our company slogan: "First you add knowledge..." which is the standard of Danisco's ongoing branding campaign.

The aim of the campaign is to ensure that:

- Danisco has enthusiastic employees who take pride in their place of work
- Danisco attracts and retains the best and most knowledgeable employees
- Danisco is an attractive company to investors
- Danisco creates more value for customers
- Danisco is perceived globally as the leading supplier of food ingredients

In 2002/03 Danisco reported net sales of DKK 16,551 million. In the period between 2000 and 2005, we aim to double net sales in the business areas of food ingredients and sweeteners by developing our existing companies through organic and acquisitive growth. In the business area of sugar, the goal is to achieve increased profits on the basis of unchanged net sales. Danisco is listed on the Copenhagen Stock Exchange, and corporate headquarters are located in Copenhagen, Denmark. We have Research and Development (R&D) centres, production facilities and sales companies in more than 40 countries spread across five continents.

You can read much more about our company at
www.danisco.com

Structure

Danisco's activities are divided into eight divisions:


Emulsifiers
Functional Systems
Textural Ingredients
Flavours

In addition to our eight divisions, Danisco has established a venture unit, Danisco Venture, which mainly invests in external business ideas and start-ups, in close collaboration with core businesses. It offers entrepreneurs and investors a unique opportunity to leverage Danisco's capabilities within the food and beverage industry.

Associated businesses

Danisco has a 43 per cent share in Genencor International Inc. (***www.genencor.com***), a leading developer and manufacturer of enzymes using modern biotechnological techniques. The company leverages its biotechnology platform primarily by partnering with customers. Net sales in 2002 were USD 350 million (approx. DKK 2,400 million). Danisco is engaged in research projects with Genencor aimed at developing new bioingredients for the food industry.

In April 2001, Amcor (Australia), Danisco (Denmark) and A. Ahlstrom Corporation's AB Åkerlund & Rausing (Finland) established a new European flexible packaging company called **Amcor Flexibles Europe*** (***www.af-europe.com***). The joint-venture is the largest producer of flexible packaging in Europe with net sales in 2001/02 of EUR 1,124 million (approx. DKK 8,350 million).

Fig. I


Business Development
Shared Functions
DANISCO
Corporate Staff
Staff Service
Emulsifiers
Functional Systems
Textural Ingredients
Flavours
Specialities
Sweeteners
Animal Nutrition
Sugar

* In August Danisco sold its 21% share of Amcor Flexibles Europe to Amcor for a gross amount of DKK 595 million (EUR 80 million). *The transfer is awaiting approval by the competition authorities.*

Associated businesses:
Genencor International (43 %),
Amcor Flexibles Europe (21 %)



Specialities | Sweeteners | Animal Nutrition | Sugar (incl. Seed)

Corporate governance

Danisco focuses strongly on shareholder relations while simultaneously seeking to exercise good corporate governance. Danisco's management is committed to long-term value creation and the swift release of all relevant information to shareholders and the stock market alike. The Board of Directors comprises eleven members, seven elected by the shareholders and four by the employees in Denmark. In its nomination of candidates for election at the annual general meeting, the Board emphasises:

- That the Board of Directors possess professional competencies matching the company's needs, have a balanced age distribution and broad business and international experience.
- That the board members are independent of the Executive Board and other members of day-to-day management.
- That there are no conflicts of interest between the members of the Board of Directors and the company.
- That no board member elected by the shareholders is employed by or dependent on the company.

The members of the Board of Directors are responsible for actively obtaining insight into, and staying updated on, matters relating to the company and the food industry. The Board of Directors supervises the company and monitors that the company is properly managed.

Each year, the Board of Directors usually holds seven and no less than four Board meetings where all matters concerning the company's overall development are considered, including:

- Strategies of individual business areas and the company.
- Overall financial targets and capital structure.
- Financial statements and reporting.
- Social, ethical and environmental issues.
- Prospective mergers, acquisitions and divestments of companies and activities as well as major development and investment projects.

3.0 Danisco and sustainability

Fig. II Corporate Sustainable Development Organisation Chart


CEO
VP, Head of Corporate Sustainable Development
Regulatory, Product safety, Environmental ethics
SHEQ
Stakeholder engagement

Organisation

The Vice President for Corporate Sustainable Development, who reports directly to the CEO, heads a team of staff personnel, the SHEQ (Safety, Health, Environment and Quality) group, as well as the regulatory team in Denmark. The Senior Vice President of Human Resources is responsible for the management of social issues. However, Danisco's divisions and sites continue to have primary responsibility for complying with Corporate Sustainable Development's commitment to sustainability management and continuous improvement.

In the early spring of 2003, a Sustainable Advisory Board, with the CEO as chairman, was created. It includes representatives from Divisions, Sales Regions, Human Resources, Communications and Corporate Sustainable Development. The Advisory Board's role within sustainable development is to provide advice to the Corporate Sustainable Development Team, and to Danisco Management.

The Board of Directors also has an increased focus on sustainability: social, ethical and environmental issues are taken up at its meetings to discuss the company's overall development.

Scope of the report

This is Danisco's third sustainability report and it provides an overview of Danisco's progress in implementing its vision for sustainability, in wholly owned businesses, since the first report in 2001. The performance data in this report cover the 2002/2003 financial year (1 May 2002 - 30 April 2003), while the text may refer to later periods. For clarification purposes, the divisions will be divided into Ingredients (Emulsifiers, Functional Systems, Textural Ingredients, Flavours, Specialities and Animal Nutrition), Sweeteners and Sugar. It has been decided that the next report will cover the period 1 May 2003 - 31 December 2004 and be published in the summer 2005.

The external verifiers chosen by Danisco have used the AA1000 Assurance Standard as a framework for the assurance process. The AA1000 standard is an accountability standard designed to improve accountability and performance by learning through **stakeholder*** engagement. Transparency and open dialogue with our stakeholders is, and will continue to be, a vital part of our work. Being perceptive and engaging stakeholders enables us to take advantage of opportunities, and manage the risks involved in doing business in today's global environment.

A common international definition of sustainability is, "Development that meets the needs of the present without compromising the ability of future generations to meet their own needs." At Danisco we have focused on our five core values and the areas that are most relevant to our business. These areas, which we call the four pillars are: SHEQ (Safety, Health, Environment, and Quality), Product Safety, Environmental Ethics, and Social Issues and Business Integrity.

Danisco's four pillar approach to sustainability - see page 8.

* See Glossary of terms page 49

Vision and strategy

Danisco's vision is to be the leading supplier of ingredients to the global food industry, while at the same time strengthening our position as a European sugar producer. To attain this goal we must prove to our stakeholders that we are a responsible company and incorporate sustainable development into our economic, environmental and social policies, and of course into our behaviour.



Our sustainable development agenda is based on Danisco's five core values:

- We create value
- We are innovative
- We build competencies
- We take responsibility
- We believe in dialogue

Guidelines

In producing this report we have attempted to follow international assurance standards and guidelines. In much of the report we have referred to the AA1000 and the Global Reporting Initiative (GRI).

In addition to this, we are signatories of the United Nations Global Compact and the ICC Business Charter for Sustainable Development. Danisco engaged the services of an external company, csrnetwork, to provide assurance of its data and management systems, as well as identify areas that need improvement.

We are confident that their assurance programme will provide our stakeholders with a balanced picture of the performance of Danisco in the sustainability area. Their **verification statement*** appears on page 45 of this report.

* See Glossary of terms page 49

This publication online

Experience Danisco's virtual world of sustainability in an interactive online version at ***www.danisco.com/sustainability***

The full report can also be downloaded at this location in **pdf file format**.

Danisco's four pillar approach to sustainability

Fig. III


SHEQ
ISSUES
Safety, Health, Environment and Quality Management, Continuous improvement
PRODUCT SAFETY
ISSUES
Food safety assessments, HACCP, Traceability, Value chain management
ENVIRONMENTAL ETHICS
ISSUES
Utilisation of modern biotechnology / GMO traceability, Animal trials
SOCIAL ISSUES AND BUSINESS INTEGRITY
ISSUES
Employee rights, International society, Security, Compliance, Business partners

* See Glossary of terms page 49

Objectives and progress

Table 1 outlines Danisco's objectives, as set out in last year's report, and the progress that has been made on these together with the objectives for the coming years.

Table 1

	Sustainability objectives outlined in the 2002 report	Progress	Revised objectives from 2003 onwards
Vision and strategy	To continue to communicate and convey the importance of sustainability throughout the organisation.	Brochure to all employees (in 6 different languages) published. Sustainability presentation to management at more than 50% of production sites.	Guidelines, intranet, presentations, etc. to continue.
Sustainability Advisory Board	An advisory board will be established during the 2002/2003 financial year.	The advisory board was established in the spring of 2003. The advisory board has had its first meeting.	It will meet on a regular basis every 6 months.
Sustainability audits	An **audit*** procedure will be finalised during the 2002/2003 financial year, and an auditing programme to cover all major sites will be developed during the same timeframe. The target is to audit all major sites during the 3-year period starting from the 2002/2003 financial year.	An audit programme has been developed covering all sites. Thus the previously formulated goal has been expanded. The programme was introduced in 2002 and covers the entire sustainability area including site security.	Supporting material on Social Issues, Modern Biotechnology and Animal Trials will be developed in 2003/2004.
Sustainability in business processes	Supplier auditing procedures will be updated to cover all the SHEQ aspects of sustainability during the 2003/2004 financial year. Social issues will follow.	Supplier guidelines covering sustainability issues have been provided to all sites. Social issues covering the most important parameters have been included.	A common Danisco Ingredient database for sharing information on plans and reports for supplier audits will be developed with a deadline before the end of 2004. Danisco Sugar already has a similar concept.
	Establish procedures to evaluate and select suppliers based on social evaluation as well as other criteria.	Labour rights have been included in the evaluation of our major suppliers together with SHEQ issues.	Continuous evaluation of this process in the coming years.
New objective	Networking with customers on sustainability issues.		Key customers will be approached during 2003/2004.

* See Glossary of terms page 49

Table 1 continued

	Sustainability objectives outlined in the 2002 report	Progress	Revised objectives from 2003 onwards
SHEQ (Safety, Health, Environment and Quality)	To continue the implementation of the documented management systems for food safety, environment, and quality systems at all sites before the end of 2005.	Three sites have adjusted their planned deadline from 2003 to 2004. The rest of the sites are following the original plan. Figure IV shows the status of implementation of management systems in Danisco.	The sites that were acquired in 2002 will implement management systems before the end of 2006.
	A Corporate crisis management procedure will be finalised during the 2002/2003 financial year. All current divisional and site level procedures will be updated accordingly.	The Corporate Crisis Management Procedure has been introduced to all divisions.	
	Set Group targets for reducing energy and water consumption for the next three-year period, beginning with the 2003/2004 financial year.	A survey of energy and water consumption at all production sites has been conducted.	Definition and implementation of targets will be decided in autumn 2003.
	To improve the environmental database to better meet the needs of both the Group and business areas.	A tool for data assurance and reporting has been developed. All Ingredients and Sweetener sites are able to view each other's data and benchmark with other sites.	Online data collection will be gradually improved by drawing data directly at the source to avoid redundant data. Bi-annual meetings will be held with Directors of Operations to coordinate the use of data.
New objective		A corporate **customer satisfaction measurement** programme covering EUROW (Europe and the rest of the world) was conducted in June/July 2003.	Action plans to be issued in relevant parts of the organisation. The measurements to be continued in AMCAS (the Americas) in 2004 and ASPAC (Asia Pacific) in 2005.
New objective		A global project to implement **quality assurance systems at all Ingredient sales sites** has been started in 2003. Sugar sales have already implemented quality assurance.	The goal is to implement quality assurance systems at all sales sites before the end of 2005.
New objective		Plans on how to work with **sustainability in the Innovation area** are being set up at the moment; a GAP analysis has been conducted.	Action plans and goals to be set up during 2003 in order to plan global deadlines for the implementation of quality assurance systems, as well as environmental systems in the Innovation area.

	Sustainability objectives outlined in the 2002 report	Progress	Revised objectives from 2003 onwards
Product safety	Incorporate allergens [substances that can produce allergic reactions] into Hazard Analysis Critical Control Point (**HACCP***) plans.	A corporate allergen concept has been introduced.	To be implemented globally before the end of 2003.
Environmental ethics	A system to gather verifiable animal trial data is to be developed during the 2002/2003 financial year.	A verifiable system is in place - quarterly data collection for animal and human trials has been established to ensure more accurate data. Corporate guidelines for animal and human trials developed and introduced to divisions.	Data will be reviewed at half year meetings. Audits at testing laboratories will be introduced.
	To continue to develop the GMO traceability programme for products.	European legislation does not base the GM labelling of consumer products on detectability of modified DNA but on traceability. Emphasis has therefore been placed on questionnaires, audits and internal traceability. The resulting supplier and finished product information on GM status is being introduced into the RMPS (the raw material product specification) part of the SAP control system, where this has been implemented.	To co-ordinate internal traceability worldwide as SAP is rolled out globally.
Social issues	To continue to introduce the Corporate Social Responsibility Policy throughout the organisation.	Corporate guidelines have been developed and introduced to Sales and Marketing, divisions and production sites. Social Policy Scorecard sent to all sites (Production, Sales and Marketing). Results published on page 29.	Working to embed Social Policy throughout the organisation. The Business Ethics policy will be revised and updated and will be covered in the Social Policy scorecard.
	Key Performance Indicators will be defined before the end of the 2002/2003 financial year. Data gathering will start from the 2003/2004 financial year onwards.	Key Performance Indicators have been developed. Basic data have been collected for 2002/2003 and published on page 30.	Will continue for the coming years.
Stakeholder engagement	To develop stakeholder engagement models at both corporate and local level. To continue to organise stakeholder workshops on an annual basis.	Participated in several stakeholder meetings during the year.	Models to be developed further.

* See Glossary of terms page 49

4.0 Safety, Health, Environment and Quality (SHEQ)

The SHEQ area is a vital part of day-to-day operations. It is important that we ensure that our staff work under safe conditions, that our products are safe, and that we control all important aspects having an impact on product quality, as well as the external environment. In order to ensure these things, we need to have management systems in place. Well-functioning SHEQ systems protect our brand name and reputation, as well as the brand names and reputations of our customers.

Implementation of management systems – status and progress

In 2000, Danisco decided to implement management systems at all production sites. The reasons for implementing management systems were numerous. Firstly, a management system is an excellent tool to manage our processes and activities, and also to ensure improvements. Furthermore, systems ensure compliance with regulations; improve environmental, health and safety aspects; minimise risk and liabilities; and achieve cost reductions as well.

Danisco is continuing to work towards fulfilling the objective of implementing environmental, health and safety systems at all sites before the end of 2005. The sites that were acquired in 2002 will implement management systems before the end of 2006.

Management systems are not only relevant at production sites, but in every area of our business, which is reflected in our objectives (see page 10).

How we actually implement systems depends on the business and division. Some divisions have more synergies and traditions for harmonisation than others. This is particularly true of Sugar, which has a very standardised production process, and already has common systems in place.

Danisco Policy on Safety, Health, the Environment and Quality

Our approach to Safety, Health, the Environment and Quality is based on the principles of sustainable development, is legally and ethically sound, and meets the expectations of our customers and other stakeholders. This is supported by Danisco's commitment to the principles contained in the International Chamber of Commerce's (ICC) Business Charter on Sustainable Development.

•

In line with these principles, Danisco strives to encourage continuous improvement, responsible use of raw materials and natural resources, and operations designed to prevent any of our activities having a harmful impact on the environment. This covers products and production processes, and extends from raw materials to packaging and product usage.

•

We see quality as one of our abilities to meet our customers' expectations, while also meeting those of other stakeholders. Our goal is to strengthen our competitiveness by anticipating and understanding the expectations of our customers and other stakeholders, and the value networks to which they belong.

•

Our personnel represent an important stakeholder group for Danisco. Ensuring the welfare of our people, their safety, and their job satisfaction is an integral part of all Danisco operations – worldwide. Our common goal is to maintain and promote a safe working environment, environmental protection and quality by improving our know-how and skills through training and open dialogue.

•

We are committed to maintaining open and transparent dialogue with our stakeholders by reporting regularly on our performance in the areas of Safety, Health, the Environment and Quality. Danisco complies with the applicable requirements, set out in the respective legislation and other regulations in matters related to Safety, Health, the Environment and Quality, and in cases when Danisco's standards exceed the legal requirements these standards will be followed.

•

Management is committed to supporting the development of, and compliance with, safety, health, environment and quality management systems and programmes based on the Group's common objectives and business success goals.

•



Fig. IV Management systems - status


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Quality
Environment
Health and safety

- Not initiated
- In progress
- Implemented
- Certified

The figure shows the status of the implementation of management systems at the 54 production sites in Danisco.

Three sites have adjusted their planned deadline from 2003 to 2004. The rest of the sites are following the original plan.

Ingredients and Sweeteners sites

All major sites within the Ingredients area will have initiated the EHS (Environment, Health and Safety) management project by autumn 2003. Danisco has chosen to introduce the management systems in groups of facilities at a time. The implementation process is being coordinated by the corporate SHEQ team. They act as consultants for the sites, train them and ensure knowledge-transfer among the groups. The sites in Niebüll, Naantali and Kotka received their ISO* 14001 certificates in 1997, 1999 and 2000 respectively.

In October 2002, Malaysia received both ISO 14001/-OHSAS*18001 certification, and in 2003 Austria and Thomson USA followed by receiving ISO 14001 certification.

Sugar sites

Danisco Sugar has implemented environmental management systems in Finland (ISO14001), Sweden (ISO14001) and Germany (EMAS*). In Denmark, the Danisco Sugar sites in Assens and Nakskov have been certified according to ISO 14001, and Nykøbing will be certified by the end of 2003. The Sugar head office is included in the certification.

The Danisco Sugar sites in Lithuania initiated a SHEQ management project in April 2002. The project includes a model for managing various aspects of Safety, Health, Environment and Quality. The model focuses on identification of the five most important aspects in each of the SHEQ areas - which vary from site to site - setting up targets and action plans for these aspects, as well as carrying out management reviews. The model will be expanded during the coming year.

Sustainability audits

Follow-up on procedures and targets, set up in accordance with the requirements in the management systems, is mandatory. Internal audits have been a natural part of the local sites' activities with regard to their management systems. In addition to these, corporate audits are now organised into one corporate audit plan. The plan incorporates all relevant issues including social issues, SHEQ, hygiene and security. All Danisco sites are subjected to a corporate audit at least once during a 3-year period. The corporate audits are seen as a supplement to local audits, and give sites the opportunity to discuss best practice with corporate staff and hear how other sites operate. Trends as well as special audit focus areas will be shared globally on an annual basis.

*See Glossary of terms page 49

Processes for exchange of best practice

As Danisco is a global company with a large number of sites, the exchange of best practice is an important factor in adding value in the SHEQ area. In addition to the exchange of best practice that takes place during sustainability audits and implementation of EHS management systems, a number of formal as well as informal processes are in place.

The SHEQ group issues a newsletter to Ingredients and Sweetener divisions with information about e.g. procedures, projects and new developments for sites. An internal global SHEQ conference was held in May 2003 for SHEQ personnel **(see page 37)**. Sugar sites have formal meetings 3-4 times a year attended by different site and SHEQ personnel. A document management system handling both divisional SHEQ procedures as well as site management systems was introduced in the Sugar Division some years ago. A similar system was implemented in all other divisions in February 2003. Although the system is not yet as comprehensive as Danisco Sugar's, it does give sites the opportunity to view each other's procedures. We expect that in the future the document management system will become a more valuable tool for sharing knowledge and experience between sites.

In May 2002, a Global Complaint Management System was implemented. The system is used to **handle complaints in all divisions***. For each complaint, basic information is registered, as well as the results of investigations and the establishment of root causes. On the basis of statistics for e.g. types of complaints, root causes and handling times, projects for improvements will be implemented.

Key Performance Indicators (KPIs) are defined for **Quality, and Health & Safety for all divisions°**. The sites report their data every month and a monthly report summarises trends and describes actions taken to improve performance. These KPIs will be further developed through discussions with Directors of Operations.

Exchange of best practice can also take the form of a survey of the practice at the sites, whereafter the results are shared with all sites. The security survey described on **page 24** is one example.

EHS database

Environmental, Health and Safety (EHS) data are collected in an online database together with data on EHS investments and expenditures. The database supports the management systems in providing background data for the definition of targets. To aid site-based data assurance, as recommended by the verification team in the 2002 report, a tool has been developed for effective data checking and validation. The tool enables sites to view trends and also to benchmark with other sites. Training in the use of the tool was commenced in the spring of 2003. Online data collection will be gradually improved by drawing data directly at the source to avoid redundant data. This will improve both the efficiency and validity of data collection. In the Sugar division a project has facilitated the generation of EHS data in the Production Management System (PIMS). As a result, this year the Örtofta sugar factory could pick part of the EHS data directly from their PIMS. Next year more sugar factories will be able to do the same. This means less work with EHS data, less manual calculations and fewer errors. As the generation of data for the Sugar sites is standardised in this way, the quality of the data will improve.

Key areas of environmental performance

The ISO 14001 system calls for continuous improvement over time. On the basis of the data in the EHS-database, new targets are decided locally as well as on a corporate basis.

Consumption of energy and water

During The Johannesburg Summit in 2002, companies were called upon to reduce water and energy consumption. It was recognised that in large parts of the world, water is a scarce resource and the creation of wastewater presents potential pollution problems and is expensive to clean. Energy from fossil fuels generates CO_2, which is thought to lead to global

* Danisco Sugar already had a system in place for complaints.

° Danisco Sugar already had defined objectives for Quality and Health & Safety.

warming. Danisco has been working actively on this issue for many years with the objectives of reducing costs, and minimising the consumption of natural resources and the creation of pollution.

Fig. V CO_2 from energy production in relation to production of sugar



0.60
0.40
0.20
0.00
kg CO_2/kg sugar
1988 1990 1992 1994 1996 1998 2000 2002 2004

CO_2 emission from Danish Sugar factories

An example of continuous improvement is the reduction in CO_2 emissions from the Danish Sugar factories. **Figure V** shows the CO_2 emission from the fuels used for production of energy for sugar production, in relation to the amount of sugar produced. The CO_2 emission from the production of energy was produced at the factories' boilers. As shown in **figure V**, a 32% reduction was achieved in CO_2 emissions from 1990-2002; this is a result of increased energy efficiency and a reduction in the use of coal.

Danisco's targets for energy and water

Energy and water consumption have been chosen for the first specified target setting at Group level in Danisco. All divisions have analysed their past consumption and made plans for reductions in the financial years 2003/2004 to 2005/2006. Reduction plans will be initiated following recommendations by the Advisory Board.

Reduction of CO_2 emission

Seven sites utilise the energy in biogas produced during wastewater treatment. Danisco Seed uses waste from the polishing of seeds as fuel for heat production. These renewable resources account for 60 GWh or 1.3% of total energy consumption. By utilising renewable energy sources less fossil fuel is needed for energy production.

Fifteen major energy-consuming sites generate or buy heat/steam and electricity from combined power plants. This cogeneration accounts for 65% of total energy consumption, so less fuel is needed for producing energy.

Table 2 **In 2002/2003 a number of sites made improvements in reducing energy consumption and thereby reducing air emissions.**

Reductions in energy consumption	
Danisco Czech Republic	**reduced consumption of steam by 7%** and electricity by 13% per kg of raw product. The reductions were achieved by increasing performance and process optimisation.
Danisco Mexico at Tecomán	had defined a target of a **5% reduction and achieved 7%**. The savings were achieved by increasing the efficiency of boilers and dryers.
Danisco Sugar in Anklam, Germany	**reduced energy consumption** per kg sugar produced by 6% by, among other things, making improvements to centrifuges and steam production.

Danisco targets for energy and water



In December 2002, a wind turbine was erected at the Danisco Sugar factory in Nakskov, costing roughly DKK 20 million. It is a prototype and when fully commissioned, it will be the largest in Denmark, producing about 7 million kWh of electricity a year. The energy produced will exceed the amount of electricity Nakskov Sugar Factory normally purchases from the national grid, and will reduce CO_2 emissions into the environment by approximately 6,600 tons. In this way, Danisco is working towards fulfilling the international Kyoto Protocol on the reduction of greenhouse gasses.



Fig.VI Contribution from different fuels to total CO_2 emissions


50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
1999/00
2000/01
2001/02
2002/03
Coal, coke, cinders
Heavy fuel oil, light fuel oil, diesel
LPG gas, natural gas

Fig.VII Waste disposal


Tonnes
80000
70000
60000
50000
40000
30000
20000
10000
0
Landfilled
Incinerated
Recycled
Temporary storage
1999/2000
2000/2001
2001/2002
2002/2003

Over the past four years a shift in fuels used for energy production has taken place. The shift has been from coal, coke and cinders, which emit relatively large amounts of CO_2 when burned, to fuels that emit less CO_2, particularly natural gas (**see figure VI**).

Waste management

Danisco has implemented a waste management hierarchy system as a company policy at all production sites within Ingredients and Sweeteners. Environmental minimum requirements have been established and sites have been instructed to follow the waste hierarchy shown below:

1. Prevent waste in the first place
2. Recycle/reuse
3. Incinerate with energy recovery
4. Disposal in landfill

The major part of the waste generated by Danisco is sent to recycling/recovering. The waste distribution is shown in **figure VII**. The major part of the temporary storage of waste at the sites is lime sludge stored at the three Lithuanian sites. As data for these sites are included for the first time in this report, the temporary storage cannot be compared with the previous years. Disregarding temporary storage, the three waste categories landfilled, incinerated and recycled have remained fairly stable over the past four years when calculated as a percentage of total waste. Data for beet soil and material of beet origin is included in the summary table on **page 44**.

Table 3 **Examples of progress made to fulfil the waste hierarchy policy**

Waste disposal	
New Zealand	**The New Zealand site has reduced the proportion of waste to landfill by 20 %** due to the introduction of recycling paper, cardboard, plastic and aluminium cans.
Denmark	**The Grindsted site in Denmark has reduced the relative amount of waste to landfill by 26%** (figure VIII). This has been achieved by delivering the fly ash from the boiler for reuse in cement production, and because of a reduction in waste in enzyme production.
Denmark	**The Haderslev site in Denmark has reduced the amount of waste to landfill by 28 %** by sending scrapped product to be used in biogas production.

Fig. VIII Grindsted - W


50%
40%
30%
20%
10%
0%
2000
2001
2002

Wastewater

Approximately half of the production sites send their wastewater to an external wastewater treatment plant. The wastewater treatment at the sites that have their own wastewater treatment plants is fairly extensive. Although all sites fulfil legal requirements, Danisco is investing in further improvement of wastewater treatment (see table 4, page 20), and the first priority are the sites with limited wastewater treatment.

One site has had problems with a flow meter. As this site represents an important contribution to the total wastewater load no data are presented this year. Correcting the problem is a high priority for the site and the data will be presented next year.

Fig. IX Environmental expenses


Million DKK
250
200
150
100
50
0
1999/00
2000/01
2001/02
2002/03

Fig. X Investments in the Environment and Health & Safety


Million DKK
140
120
100
80
60
40
20
0
1999/00
2000/01
2001/02
2002/03
Health & Safety
Environment

Environmental expenses and investments

The Accounting Advisory Forum's (AAF) definitions for environmental expenditure have been used as the basis for reporting environmental expenses in the EHS database. The expenses include direct costs, proactivities, taxes and fines. No environmental fines were paid in 2002/2003. Relative to the amount of production, expenses topped in 2001/2002 and in 2002/2003 the relative expenses were 6% higher than in 1999/2000. Figure IX illustrates environmental expenses from 1999-2003.

Environmental capital investments have been followed from the 1999/2000 financial year and Health and Safety investments have been followed from the 2000/2001 financial year (see figure X).

Table 4 Some major investments in the Environment and Health & Safety areas in 2002/2003

Energy	
Kotka, Finland	An investment of **DKK 10 million** was made in two new centrifuges. One third of the investment is considered environmental as the energy consumption is reduced by 334 MWh per year.
Safety	
Tecomán, Mexico	The water system for fire fighting was upgraded by investing **DKK 2.6 million**.
Wastewater	
Nakskov, Denmark	Anaerobic wastewater treatment was established with an investment of **DKK 24.4 million**.
Köpingebro, Sweden	The site invested **DKK 5.5 million** in four new ponds to be able to store more water and reduce odour.
Thomson, USA	The site contributed to the expansion of the municipal wastewater treatment plant by investing **DKK 860,000**.

Table 5 Environmental due diligence studies

Divestments	Main findings/Corrective action
Danisco Flexible (Denmark, UK, Holland, France, Portugal, Spain, Switzerland) in June 2001	Environmental due diligence has been carried out at the sites of both the vendor and the purchaser. The Phase 2 investigation** is still ongoing. Minor corrections will take place in 2003.
Danisco Foods (Czech Republic) in July 2002	Phase 2 investigations carried out earlier and corrective actions initiated. Funds have been allocated to finish remediation.
Acquisitions	
Perlarom (Belgium, France, Spain, Singapore) in June 2002	The environmental due diligence comprised of a Phase 1* investigation. No corrective actions.

* ***A Phase 1 investigation comprises of investigating and evaluating all accessible company information and documents of relevance. It includes studies of relevant legislation, permits, and compliance issues. If possible, contacts to relevant authorities also take place.***

** ***A Phase 2 investigation comprises of a more detailed investigation and follow-up including site visits, looking into site layouts, safety, social issues, the environmental situation and, if needed, soil and groundwater investigations. The results of the findings are used for bringing the sites into compliance in accordance with the legislation, and the contract between the vendor and the purchaser.***

Due diligence studies

Danisco carries out environmental due diligence in connection with acquisitions and divestments in accordance with our environmental policy. **Table 5** shows an overview of significant findings and actions relating to acquisitions and divestments of companies in the 2002/2003 financial year as well as follow-ups on previous divestments.

Quality assurance in Sales in Ingredients

Today quality assurance activities covering sales processes are handled by systems set up locally. These are integrated with systems at other sites to varying degrees. During 2003, a project was initiated to establish more streamlined processes in quality assurance for sales sites. The target is to harmonise quality assurance in sales to obtain more uniformity in our dealings with customers, in other words acting as one company globally, while at the same time maintaining the strong locally based day-to-day business relationship with customers. The project started in the European region in 2003, and is expected to roll out in the American region in 2004, and the Asian region in 2005.

Environmental risks and liabilities

Danisco's primary objective is to be in compliance with all applicable laws and regulations and operate proactively concerning environmental issues. Nevertheless, a number of incidents took place during the 2002/2003 financial year. The most significant of these are listed in **table 6** (**see page 22**). Costs and remedial work have been covered by operational costs and no material impact on the Group's financial position is to be expected. None of the incidents have led to any proposed legal action against Danisco.



Table 6 Most significant environmental incidents

Location	Incident
Chile	During maintenance work welding sparks ignited flammable gas escaping from a leaking gas cylinder valve. Tighter rules for maintenance work were implemented after the incident.
Pirapozinho, Brazil	During maintenance service at a contracted wastewater treatment plant, the sewage line from the site was damaged. Before the transfer of wastewater could be stopped a limited amount of wastewater reached the river. The river was thoroughly inspected by site personnel and only small amounts of foam close to the wastewater treatment plant were found.
Niebüll, Germany	Due to a high groundwater level, water had frozen in a below ground concrete bund. The ice had damaged a pipe used for filling a tank with liquid nitrogen. When the pipe was used for filling, a bubble of nitrogen gas was formed that ruptured the ground surface. The placement of the filling pipe was redesigned to avoid recurrence.
Wellingborough, UK	50 litres of a lemon compound were disposed of to drain in error. There was no adverse effect to the environment. A number of improvement actions were identified and involved staff received briefings to prevent recurrence.
Malaysia	A small fire occurred when oil leaked and self-ignited in the insulation of a reactor. Leak tests will be performed as a part of preventive maintenance.
Thomson, USA	A small fire occurred after a high pressure valve was replaced on a lactitol hydrogenation unit. A small amount of catalyst and hydrogen leaked and spontaneous ignition occurred. Maintenance procedures were revised to ensure proper installation of high pressure valves. A small explosion occurred in a boiler causing extensive damage to it. The cause of the explosion was the failure of a small gas metering cam spring. A new type of metering cam was installed to reduce gas flow to the boiler in the event of spring failure.
Porkkala, Finland	On 29 July 2002, a massive fire and two dust explosions occurred at Danisco's sugar production plant in Kantvik, Finland. The fire spread to the warehouse and packing units. Two employees were slightly injured in the accident. The district work safety authority concluded that the incident was not a result of any negligence on the part of Danisco. To prevent a similar incident in the future, fire safety procedures have been improved.
Salo, Finland	In connection with repair work on a pneumatic transportation system, a small fire occurred in the roof structure of a warehouse for dried pulp. The warehouse was empty of products.
Nykøbing, Denmark	Due to the partial failure of a rampart, 10,000 m^3 of water were released to the surrounding land. The water was quickly pumped to another reservoir, which limited pollution of the area. The water contained decomposition products of sugar and plant parts (approx. 6500 mg **COD/1***). All decisions on how to handle the incident were taken together with the authorities.

* See Glossary of terms page 49




CASE

5.0 Product safety

Danisco sees traceability and product recalls as important elements in ensuring food safety for the benefit of our customers and end-users.

Food safety is a key issue at Danisco. HACCP* systems and GMP* are mandatory at our sites. Relatively new topics like allergens and site security are also seen as necessary areas on which to focus in order to support our policy of producing safe products.

Allergens

Globally, there has been an increased focus on allergens in food products. In 2002, Danisco decided to establish a global allergen concept in all parts of the company where allergens are present. Individual sites have had their own systems and routines for handling allergens, but by initiating this concept Danisco wants to create uniformity in the way we deal with this serious issue. The concept consists of: an allergen procedure, allergen recommendations and global training material. The concept covers the process from innovation to storage, prior to shipment. All relevant sites are required to include allergens in their food safety management systems, and to make the assessment of allergens a natural part of ongoing risk assessment.

HACCP

Globally, Danisco has defined targets regarding the implementation of HACCP, which are also referred to as food safety management systems. The systems also include GMP, which embraces personal hygiene rules, pest control, food safety training, and a number of other significant areas. HACCP has already been implemented in 70% of our factories, and the remaining 30% are in the process of implementing the system. Danisco Sugar and Animal Nutrition are implementing HACCP systems in feed ingredient production as well, in order to ensure safe feed products.

Security

Closely associated with food safety management systems is site security. Danisco is intensifying its focus on site security systems in order to minimise threats to the quality of food products. A global security guideline has been defined for Ingredients and Sweeteners, as well as requirements for tamper evident sealed products and raw materials. A security survey is updated regularly, and security upgrades are implemented throughout the divisions. Site security audits are also carried out in connection with the corporate global audit plan. As many Danisco sites export to the US, a special bioterrorism task force has been set up in order to prepare a smooth transition for adhering to the new US requirements coming at the end of 2003.

* See Glossary of terms page 49

Rapid Alert

On Friday 12 July 2002, a German producer of fruit wine contacted Danisco Sweden informing them that a delivered shipment of apple wine from 25 February 2000 might have been contaminated with the chemical, synthetic progesterone. The suspected shipment had originated from one of the German company's suppliers. This matter was then passed on to both the Swedish and German authorities.

After further investigation, Danisco ascertained that only one of its customers could have been affected by the suspected shipment. In accordance with the Danisco Crisis Management Plan, Danisco Sweden notified the customer and Danisco senior management. Customers related to the same product were also notified and informed that none of their shipments were contaminated. The Swedish National Food Administration was also kept abreast of Danisco's actions. On 31 July 2002 the case was concluded on a positive note, when the German authorities were able to determine that the shipments sent by the German company had not been contaminated.

By collaborating closely with the authorities and the German supplier, Danisco Sweden was able to provide its customers with reliable information. An effective Crisis Management Plan, along with open dialogue, enabled Danisco to exclude any threat of product contamination.



6.0 Environmental ethics

Animal trials

In order to support the Danisco Position Paper on Animal Trials that was published in 2001, a working group was formed to prepare corporate guidelines. The Danish Toxicology Centre, an independent technological service institute, prepared a discussion paper based on Danisco policies and data that formed the starting point for preparation of the guidelines. Data gathering has been refined and will be further improved in the 2003/2004 financial year, based on the new corporate guidelines that were issued in May 2003. The guidelines help Danisco facilities choose the right types of trials and the right laboratories to perform the trials. Data are collected on a quarterly basis and the working group on animal trials meets twice a year to discuss results and progress, including our dialogue with contact persons at the laboratories, as well as our dialogue with authorities about reducing the amount of animals used in trials.

During the reporting period, approximately 550 animals were used by external laboratories for studies related to regulatory safety requirements for food and feed ingredients. Approximately 47,000 animals were used (96 % by external research institutions) in efficacy studies testing nutritional effects of feed ingredients. The animals used in efficacy studies were all released to food production after the study. Approximately 200 persons participated in clinical efficacy studies, also performed by external research institutions, with the purpose of looking for a glucose/insulin response to a sweetener.

Danisco's Position Paper commits us to research and development work on in-vitro alternative experimental techniques. By utilising the **Enteromix®** gut simulation system (the system substitutes the usage of research animals) developed by Danisco Innovation, the amount of animals used in trials has been significantly reduced. The technology is used for screening and applications development in the field of functional foods and feed ingredients, and supports our efforts to replace animal trials with in-vitro tests.

Danisco Position Paper on Animal Trials

Based on Danisco's values, our aim is to integrate sustainability into everything we do. Being a high-performance nutrition company, Danisco has an obligation to produce high-quality, safe, and efficacious products for its customers. To ensure its products are safe for people, animals, and the environment, Danisco conducts animal trials to meet regulatory requirements worldwide as a minimum requirement level. Danisco also carries out basic research trials using animals to further its understanding of basic physiological processes and discover new products.

•

All the animal safety trials Danisco conducts are carried out in approved animal trial facilities that comply with national regulations for animal trials and animal protection, and are committed to the proper handling of research animals. Trials follow internationally accepted guidelines, wherever available, and use the minimum number of animals commensurate with good science.

•

Basic research studies with animals are conducted only in approved facilities. As these studies vary in type and nature, the minimum requirement level for Danisco is to carefully plan studies using the smallest number of animals and with all necessary precautions taken to minimise any distress. National guidelines for animal welfare are strictly adhered to wherever these studies are carried out.

•

Whenever possible, Danisco uses alternatives to animal testing and works proactively to promote and validate such alternatives and replace animal tests with non-animal (in-vitro) tests. As the requirements for the use of animal studies are often based on government regulations, Danisco actively discusses ways with the authorities to keep animal testing to a minimum while respecting our responsibility to provide safe products to the market.

Danisco Position Paper on Modern Biotechnology

Danisco is committed to the principles of sustainable development. We see modern biotechnology as a source of sustainable technology alternatives to chemical processes that creates new opportunities offering both economic and environmental benefits. Danisco utilises modern biotechnology where appropriate and beneficial to support this commitment. Through the use of modern biotechnology, we seek more efficient and sustainable manufacturing processes and more effective products, while taking into account the environmental impact of Danisco's operations throughout the value chain. Danisco believes that modern biotechnology can offer advantages including:

Increasing innovation

• Enabling the development of novel products that are more specific and efficient, both in terms of the manufacturing process and their efficacy.

Environmental and economic benefits

• Reductions in energy consumption and waste through fermentation biotechnology, and the use of renewable biological resources and fewer raw materials.

• Reduced burden on the environment through plant biotechnology.

• Specific novel products help reduce the amount of waste generated from industrial and agricultural operations, cutting environmental pollution.

Danisco is committed to the responsible and safe use of modern biotechnology, and all products resulting from this technology adhere strictly to all required safety and regulatory requirements.

All decisions related to the use of modern biotechnology will be made in accordance with the principles contained in this statement. Danisco's divisions will be responsible for taking their own decisions as to their use of modern biotechnology, in line with the needs of their customers. Danisco undertakes to maintain an open and transparent dialogue with all its stakeholders on the subject of modern biotechnology.

* See Glossary of terms page 49

Use of GMOs and GMMs within DANISCO

Genetically modified organisms (GMOs) and genetically modified micro-organisms (GMMs) can be described as organisms (and micro-organisms) in which the genetic material (DNA) has been altered in a way that does not occur naturally by mating or natural recombination. The technology is often called "modern biotechnology". Danisco sees exciting opportunities in the use of modern biotechnology particularly with respect to enzyme production.

GMMs are used in the production of Danisco food and feed enzymes, in the latter up to 90% of the micro-organisms used are genetically modified - though no producer organisms are present in either the food or feed enzyme finished products.

An impact assessment has been prepared as to where potentially GM raw materials are used within the company. Danisco uses derivatives of soya beans (soya oil, soya **lecithin***and tocopherol), derivatives of maize (glucose syrups, dextrose, malto-dextrins, ethyl alcohol, caramels, lactic, ascorbic and citric acids), rapeseed oil and cottonseed oil. With the exception of residues in lecithin none of these materials contain modified DNA though all of them have the potential to be derived from approved genetically modified sources, whether they do or not will depend on their country of origin and the choice of supply made by each division.

Danisco recognises that some consumers have concerns regarding the use of modern biotechnology and that the concern varies between the regions of the world, as does the relevant legislation covering its use. In line with its Position Paper on Modern Biotechnology Danisco has a policy for each of its divisions to source raw materials, and judge the use of this technology, based on the requirements of its customers. This is why Danisco offers its customers the choice of non-GM products and is implementing internal traceability to ensure this choice.

Recently adopted legislation in Europe does not base the GM labelling of consumer products on detectabilty of modified DNA but on traceability. Emphasis has therefore been placed on questionnaires, audits and internal traceability. The resulting supplier information is now being introduced into the RMPS (the raw material product specification) part of the SAP control system, where this has been implemented - with the future objective being to co-ordinate traceability worldwide as SAP is rolled out globally.

7.0 Social performance and business integrity

Danisco's Corporate Social Responsibility

Protection of human rights

We support and wish to comply with internationally acknowledged human rights.

Equal opportunities

We are against discrimination and harassment regardless of whether it is based on ethnic or national origin, religion, gender, sexual orientation, age or political affiliation.

Freedom of association

We respect the right of our employees to form and join trade unions and to negotiate collectively.

Abolition of forced labour

We are against forced or compulsory labour and we ensure that our employees enter into employment with our company of their own free will.

Elimination of child labour

We do not employ children and we do not support child labour.

Business ethics

We want to be recognised as a company of high ethical standing. We therefore expect our employees to live up to high standards in business ethics and we support national and international efforts to establish and enforce such standards.

Remuneration

Our remuneration rates meet or exceed legal or industry minimum standards and are sufficient to meet basic human needs.

Working hours

We comply with applicable laws and industry standards on working hours, including overtime.

Development

We want to develop our employees by bringing them new knowledge, new skills and new attitudes as it helps us improve our business. Continuous learning and development are natural parts of everyday life in our company.

Layoffs

In the event of major layoffs, we meet or exceed applicable laws and industry standards, and provide advice and guidance to our employees and actively support them in trying to find new jobs.

Suppliers

Our suppliers are selected on a professional business basis, which also includes consideration of their environmental and social responsibility.

As Danisco is a global company, present in 40 countries, there is a need for creating a uniform set of corporate rules and a general policy for social behaviour. In December 2001, as reported in both the 2001 and 2002 Sustainability Reports, Danisco established a **Corporate Social Policy**.

In last year's 2002 report we stated that, before the end of this financial year, one of our objectives was to prepare guidelines for the organisation regarding Corporate Social Policy, as well as to determine KPIs (Key Performance Indicators).

Guidelines: **We have prepared a set of guidelines, which have been approved by the Executive Board**

1. General Guidelines - which contain an overview of the main international requirements with reference to both the United Nations Global Compact, which Danisco supports, and ILO conventions and recommendations.
   The Guidelines and the Social Policy Scorecard cover the first 9 points in the policy.
   Business ethics and suppliers are covered by other initiatives. Business ethics will be revised and updated during 2003/04.

2. Specific Guidelines - a more comprehensive document which describes these matters in more detail.

3. A Social Policy Scorecard. The purpose of the Scorecard is to establish a platform for evaluating where each site is in relation to the policy. If a site does not comply, actions will be taken to bring the site in line with the policy within a reasonable time.

4. A Social Questionnaire with Danisco KPIs in the Human Resource area.

   The results of this questionnaire, together with the results of the scorecard, will form a platform for new initiatives in 2003/04.

The above-mentioned documents were sent out to all division heads, sales and site managers in March 2003. They were instructed to go through the General Guidelines and determine how well the office or site complies with the requirements of the document, as well as the policy. The Specific Guidelines are to be used for clarification and guidance. The responses to the Social Policy Scorecard have been received and evaluated. The responses showed that the majority (75%) of our production sites, covering 80% of our employees, indicated that they live up to all the requirements in the Social Policy. At the same time it showed that there is a need for more general information and training of local key personnel regarding Social Policy. Production sites situated in the EU and USA, where legislation and traditions support high social standards, are more advanced than sites in other parts of the world.

The consolidated scorecards give us a good picture of how well Danisco as a group complies with the Social Policy; it also forms a platform for new initiatives and assists future reporting in this area for the Sustainability Report. Divisional staff and colleagues from larger sites will assist smaller production sites, and some sales offices, in incorporating the Social Policy within the coming year.

KPIs in Human Resource Area

Though listed as an objective for 2003/2004, it has been decided to start gathering data and reporting on these data, within the area of Corporate Social Responsibility, this year. As a starting point we have decided on the following KPIs, which should be beneficial for all Danisco sites/offices to report on. These are:

- **Frequency of sick leave**
- **Number of employees by gender, age and years of service**
- **Staff turnover**
- **Minimum wage**

We have focused on these areas because they are relevant in relation to running the business and the Corporate Social Policy at the same time. The figures we are now gathering will also enable site management to benchmark internally with other Danisco units. This year's data will be used as basic information and as a reference point for a broader report and an employee survey in the 2003/2004 financial year.

KPIs in the Human Resource Area

The results of this year's KPIs were:

Frequency of sick leave* for Danisco's production sites averaged 4.0%, although it differs from site to site and country to country. Six production sites had levels below 1% sick leave, and five of these sites were located outside Europe and the USA. Two sites had more than 10% sick leave. Danisco will ask sites with both low and high sick leave to investigate the reasons behind these figures.

The age distribution (**see figure XI**) showed that 80% of Danisco's employees are aged between 26 and 55 years, with half of these between 26 and 40 years, and the other half between 41 and 55 years. Approximately 350 employees are above 60 years of age. There are 8 employees between 15 and 17 years old who are taking a practical education. Danisco employs no one less than 15 years of age.

As a knowledge based company, Danisco wants to keep experienced people with the company, as well as bring newly-skilled people into the organisation. Around 68% of Danisco employees have more than 5 years of service with the company and 53% have more than 10 years of service(**see figure XII**), which we see as being an asset to the company.

In Danisco Sugar 44% of employees have over 20 years of service with the company; the Sugar division is traditionally a sector with low employee turnover.

Women comprise 31% of Danisco's workforce, which is less than the average according to OECD figures, where women still account for less than half of the workforce. Danisco statistics for female employees show 48% in the UK, which is slightly higher than the OECD UK figure of 45%. The more industrial (factory workers) positions in the Sugar division are filled by a high percentage of men, which influences the high percentage of males employed by Danisco.

The turnover of employees, meaning employees who resigned during 2002/2003, compared to the average number of employees was 9.8 %, which we would like to see lowered. A few sites heavily influence the turnover with figures for turnover above 20% due to changes in the organisational structure in Danisco Ingredients.

Danisco has investigated the hourly wages paid at all production sites and can confirm that all sites paid at least the minimum hourly wage to employees.

Fig. XI Age distribution - Danisco A/S



50
45
40
35
30
25
20
15
10
5
0
% of Employees
0.00%
0.10%
7.06%
40.82%
38.94%
8.54%
4.54%
<15
15-17
18-25
26-40
41-55
56-59
>60
Age of Employees

Fig. XII Years of Service - Danisco A/S



25
20
15
10
5
0
% of Employees
4.68%
17.29%
9.70%
15.62%
20.54%
21.79%
10.38%
<0.5
0.5-3
3-5
5-10
10-20
20-30
>30
Years Employed

* ***Frequency of sick leave is calculated as the total number of full-time working days lost in the financial year due to sickness, divided by the total number of possible working days in the financial year minus weekends, national holidays and normal holidays.***

Measuring health and safety performance

In 1998, a set of health and safety minimum requirements were defined in the Ingredients area. In 2002, these minimum requirements were also applied to Sweeteners. In addition to the basic requirement that all sites must follow national regulations, a number of areas have been identified as requiring special attention. The EU requirement of risk assessment of all workplaces has been extended to apply worldwide and guidelines on risk assessment were issued together with the minimum requirements. Each production site has been asked to report their status on the minimum requirements for the last three consecutive years.

The survey, covering 90% of the sites, showed significant improvements over the three-year period and all sites are now close to compliance. 18 minimum requirements have been formulated, and 8 of these have already been fully implemented. The main areas for improvement are material hazard information, ergonomics and risk assessment. The sites are audited against the minimum requirements, (**see page 13**). The implementation of health and safety management systems is described on **pages 12-13**.

Lost time injury statistics for the last four financial years are presented below. Both Danisco Ingredients and Danisco Sugar &Seed have achieved a substantial reduction in Lost Time Injury (LTI) frequency (**see figure XIII**). The systematic effort during the past 4-5 years is now having an effect. The three sites in Lithuania are included in the figures for Sugar & Seed for 2002/2003.

Excluding these three sites, the LTI frequency for Danisco Sugar & Seed is 17.67 and the absence frequency is 2.28.

The Lost Time Injury frequency is followed monthly at all sites except in the Sugar factories in Finland and Lithuania, where the follow up is less frequent. Near miss frequency is also followed monthly in Ingredients and Sweeteners. A "Near miss" is defined as an incident that could have resulted in injury under slightly different circumstances. Near misses are reported in addition to Lost Time Injuries, in order to strengthen the preventive effort by gaining as much experience from incidents as possible.

In January 2003, a fatality occurred at the Tecomán site in Mexico. A contractor, while repairing a chimney which had been damaged by an earthquake a few days earlier, fell when moving from one anchor point to another. While there was no negligence on the part of the site concerning the mishap, Danisco wants to do its utmost to avoid all accidents. Thus, the EHS database now includes the number of Lost Time Injuries and Fatalities for contractors. This has been done to create awareness of how important it is to investigate contractor incidents. These figures will be monitored along with the other elements in the EHS area.

Grindsted, Denmark paid a fine of DKK 25,000 due to two accidents with hot water hoses. After the accidents, Grindsted carried out systematic risk analyses of all work situations where hoses with hot water or steam are handled. A number of preventive actions were taken to prevent scalding, and their experience was shared with other sites in the SHEQ Newsletter.

Fig. XIII Lost time injury frequency [1]


30
25
20
15
10
5
0
1999/2000
2000/2001
2001/2002
2002/2003
Ingredients
Sugar & Seed
Sweeteners
Total

Fig. XIV Absence frequency [2]


3
2.5
2
1.5
1
0.5
0
1999/2000
2000/2001
2001/2002
2002/2003
Ingredients
Sugar & Seed
Sweeteners
Total

1) ***Lost Time Injury:** a work-related injury that results in absence for one day or more, not including the day of the injury. **Lost Time Injury frequency:** (Number of Lost Time Injuries x 1,000,000)/Total Man Hours.*

2) ***Absence frequency:** (Number of Lost Work Hours x 1,000)/ Total Man Hours.*

One of the fundamental elements of our Corporate Social Policy is the area of "equal opportunities" and Danisco is firmly against any form of discrimination or harassment based on ethnic or national origin, religion, gender, sexual orientation, age or political affiliation.

E-Learning

An integral part of our Corporate Social Policy is the continuous training and development of employees. Local sites continue to be responsible for much of the training of employees, as it is more practical and effective. E-learning courses, which are developed at the corporate level, will be an integrated part of Danisco's competency activities in the coming years, giving more employees the opportunity to maintain and develop their professional and personal competencies - no matter where in the world they work. The objective is to offer an increasing number of custom-made, as well as standardised courses.

In February 2003, Danisco introduced the **Danisco Challenge** in Denmark, an e-learning programme designed for all employees to strengthen their basic knowledge about Danisco. The programme, which is available in 8 languages, has been rolled out globally to all employees, and the results should be received by the end of April 2004. The aim of the **Danisco Challenge** is to ensure that employees have a common perception of what binds the organisation together, and strengthen our common business culture. Within the next year we expect to launch a number of e-learning courses in the most commonly used desktop software.

Creating diversity in the workplace

One particular area Danisco Brabrand is focusing on in the Social Responsibility area is the employment of ethnic minorities and refugees. There are a number of barriers that have contributed to the high unemployment rate of these groups, and it is important for companies to play a role in solving the problem. As an international company, Danisco feels that a diverse workforce is an advantage, as it fosters new ways of looking at problems and opportunities. It is also instrumental in making refugees and immigrants feel part of the society they live in; creating job opportunities can, in the long term, facilitate the integration process. Out of the 450 employees in Brabrand, approximately 7% have a foreign background, which is roughly the same as the proportion of foreigners living in Denmark. This figure contains political refugees, immigrants, descendants of immigrants, as well as EU and non-EU citizens.

Danisco is involved with a number of organisations in helping different groups enter, or re-enter, the job market. One of the most successful partnerships is with Aarhus municipality's Labour Market Network. A number of Danisco employees were eventually hired through this network, which typically involves starting in a trial job.

In the future, Brabrand faces a unique challenge: informing ethnic minorities and immigrants that Danisco is interested in what they can offer. Says Lisbeth Jenshøj, HR Manager in Brabrand, "Unfortunately, we don't receive as many job applications from ethnic minorities compared to Danes. We fear that minorities feel that sending an application to us would be a waste of time, as they would just receive a rejection letter. Over the last few years we have tried to encourage immigrants and ethnic minorities to apply for positions at Danisco. Through our membership in 'The Organisation for the Integration of New Danes in the Labour Market', our work with Labour Market Network in Aarhus municipality, and various job fairs we try to convey the message that Danisco is an equal opportunity employer and is interested in attracting the best job applicants, no matter what their race or skin colour."




EMPLOYEES

8.0 Stakeholder engagement

Danisco European Employees Committee - DEEC *

In 1996, Danisco established the Danisco European Employee Council (DEEC) as a forum for dialogue between employees in the EU and the Executive Board of Danisco. DEEC has 9 members representing employees in 12 countries in the EU and 2 members representing the Executive Board of Danisco. Furthermore, observers from the coming EU membership countries of Lithuania and Czech Republic participate in the Council meetings.

DEEC holds two meetings per year. At the meetings the Council deals with matters that are of a general and transnational nature and which are of vital importance to Danisco's employees, e. g. the organisational structure and financial situation of the Group, the job situation and its probable development, transfer across borders, mergers, acquisitions and divestments, cutbacks in or closure of companies as well as collective redundancies.

Since its establishment in 1996, the Council has actively contributed to the strengthening and developing of important dialogue across European frontiers between employees and the Executive Board of Danisco. Many important issues have been discussed and the Council has expressed its points of view and made recommendations. Especially during the restructuring of the Danisco Group in 1999 and 2000, when several business activities within the packaging sector were divested, the Council constituted an important forum of dialogue between management and employees. Current business activities are also regularly on the agenda - e.g. the financial situation of the Group. Recently the Council has discussed Danisco's branding activities and Danisco's Corporate Social Policy.

In 2002, the Council decided to focus on health & safety, environmental and social issues. A subcommittee with representation from the Council, Sustainable Development and Corporate HR was formed and at a number of meetings during 2002 the Committee investigated and discussed the policies and practices of Danisco within these areas. Through this important dialogue the understanding of current activities and mutual priorities and concerns increased significantly and as a consequence new issues have been included in the current reporting from all sites. Furthermore, it has been decided that in the future health & safety, environmental and social issues will be reported to and discussed by the Council once a year.

Countries in the DEEC (12)
Observer countries (2)
Countries outside the DEEC

Ireland


Portugal
Spain



Countries in the DEEC (12)
Observer countries (2)
Countries outside the DEEC


Gibraltar

* The DEEC was established in accordance with the EU-Directive no. 94/45.


Iceland
Finland
Norway
Sweden
Estonia
Russia
Latvia
Denmark
Lithuania
United Kingdom
Netherlands
Belarus
Poland
Germany
Belgium
Luxembourg
The Czech Republic
Ukraine
Slovakia
Moldavia
Austria
France
Switzerland
Hungary
Slovenia
Romania
Croatia
G
Bosnia
Serbia
Andorra
Bulgaria
Italy
Montenegro
Macedonia
Albania
Turkey
Greece
Cyprus (Turkish)
Malta
Cyprus (Greek)

Being committed to dialogue is one of Danisco's five core values. Our policy is to engage, among others, our employees, shareholders, interest groups, suppliers and customers in dialogue to hear their points of view. It is our strategy to expand our dialogue with stakeholders in a more structured way, so that our future business decisions can be influenced by their opinions.




BEST IN CLASS
environmental and
social performance
STOREBRAND SRI



Danisco has performed exceptionally well in a number of sustainability indexes*: the Dow Jones, FTSE4good, Storebrand and the Nordic Sustainability indexes, which are all used by various investor groups. In addition, Danisco has been included in a number of funds specialising in sustainability and ethical performance, including the BG Investment fund and Robur's ethical fund.

* See Glossary of terms page 49

Employees – Knowledge survey

Since the last report Danisco has run a branding campaign (**First you add knowledge...**) to communicate to our customers/ potential customers that Danisco is the knowledge leader within food ingredients by being a value creator, having leading competencies and adhering to high standards of sustainable behaviour. As part of our branding campaign, a study was conducted by Research International to poll our employees about issues related to Danisco. The study was conducted from June to July 2002. Questionnaires were sent, either by e-mail or regular post, to 916 Danisco employees from various blue-collar and white-collar positions. The number of people chosen from each country reflected the percentage of Danisco workers who are employed there. The questionnaires were written in the native languages of our employees and sent to 12 different countries. The issues included the areas of: competence, innovation, Danisco values, customer relations, training and education, social and ethical business behaviour, etc. (**see figure XV, page 37**).

Generally, we find our employees' perception of Danisco's attitude towards sustainability as being positive. There are, however, a number of areas where there is room for improvement. Moreover, there are areas where employees either have no opinion, or are not sure of Danisco's policy in that specific area. In general, our employees seem to believe that we are a reliable company and that we respect human rights. They seem less sure, or have no opinion, of our policies concerning environmental and ethical issues. We realize that the poll is not flawless, on account of the many regional and cultural differences, and there is a need to perform more in-depth studies in this area in the future.

Since this poll, Danisco has stepped up its work in conveying the message of sustainability to employees. In May 2003, an employee brochure was sent out to all employees in six different languages explaining Danisco's policies on a number of different sustainability issues. The new intranet site, which all sites have access to, provides information and details about developments in the sustainability field. Furthermore, a conference for Danisco environmental employees was held in Denmark (The Internal SHEQ Conference - **see page 37**).

Fig. XV **Danisco Brand Perception**

Ethically responsible - Sustainability



Employee survey
Don't know
We are a reliable company
35%
52%
11%
1%
0%
3%
We are a company respecting human rights
22%
60%
17%
1%
8%
We are a responsible company caring about local values and tradition
20%
43%
25%
11%
1%
6%
Our company has high ethical standards
18%
56%
22%
2%
1%
6%
Our production processes are environmentally friendly
18%
54%
23%
3%
1%
12%
We deliver environmentally friendly products
15%
60%
22%
2%
1%
13%
0%
20%
40%
60%
80%
100%
Strongly agree
Agree
Neither agree nor disagree
Disagree
Strongly disagree

Internal SHEQ conference

On 13-14 May 2003, the Corporate Sustainable Development department held the first global Danisco conference focusing on some of the issues affecting sustainability, and especially the SHEQ (Safety, Health, Environment and Quality) area. The 50 conference participants came from various Danisco sites located in Asia, the Americas and Europe. There were several reasons for holding the conference: for example, to build networks, to share best practice, as well as to discuss further developments within the sustainability area and within SHEQ. The interest in attending the conference was impressive - and it demonstrated the need for meeting colleagues and exchanging knowledge. The programme consisted of corporate presentations, group work and practical examples of successful projects and achievements from the sites.

Discussions at the conference indicated to us how important it is to improve communication between the sites and the Corporate level. As a result of suggestions at the conference we intend to further develop the intranet and the DMS (Document Management System), so local sites will have easier access to information. Also, a contact list will be prepared of people with competencies in specific SHEQ areas.

Shareholders and investors

We have seen a growing interest from investors and analysts in many countries concerning our approach to sustainability. The specific issues of interest vary from country to country, and region to region. Some of the major issues concern the environment, the social area and environmental ethics. In the UK and the Nordic countries there is an intense debate especially on two issues: genetic modification (GMOs) in relation to food, and animals used for laboratory purposes. The use of genetic modification seems not to be an issue among analysts in the US, where corporate governance is the issue of primary interest. In France, layoffs and collaboration with unions seem to be the most important issues.

Presentations illustrating how Danisco includes sustainability in its business practices have been given for investor groups and analysts in Denmark, Sweden, Norway, UK, France and the US. Close to one hundred analysts attended these presentations, resulting in recommendations of Danisco shares to several investors.



Suppliers – dialogue and audits

In order to enhance our sustainability dialogue with suppliers, a Danisco working group has been focusing on the topic: supplier dialogue and audits. Together with a global ingredients concept for harmonised raw material specifications, the working group has issued a concept for how we will integrate sustainability into our day-to-day work with suppliers. This is divided into 3 main areas:

1) **General requirements for suppliers***, in which the main focus in the social area is currently on human rights and management systems, in addition to several non-sustainability issues.

2) Supplier guidelines stating all sustainability areas according to Danisco's definition of sustainability, and how we expect suppliers to work with these areas.

3) In addition, some general checklists will be provided for all sites to use whenever they plan to audit a supplier. We realise that suppliers are at many different levels of sustainability - and there might be different ways of motivating them in order to push them towards improving performance.

A "Sustainability Guidelines for Suppliers" brochure was published in June 2003. The brochure details our work in the sustainability area and also how we expect our suppliers to develop and implement social policies. In the brochure we particularly emphasise the following four parameters: Equal opportunities, Freedom of association, Abolition of forced labour and Elimination of child labour. In addition, the brochure states that all suppliers must be prepared to be audited by Danisco with regard to social policies. Future work will continue in the area of supplier assessments, as well as defining common audit criteria.

Customers – knowledge survey

A customer survey was also conducted during the Danisco branding campaign to gauge customer perceptions of Danisco. Research International conducted the telephone interviews with a sample of directors, managers, R&D personnel, as well as purchasing and marketing representatives. The interviews took place in the native languages of our customers, and included customers located in 14 different countries.

Although Danisco's work was well perceived in categories concerning competence, innovation, and reliability in the survey - it did not do well in the area of sustainability (**see figure XVI, page 39**). Generally, our customers either indicated that they did not have an opinion, or did not know how to rate our performance in certain sustainability categories. In response to the results of this survey, a new customer survey has been planned for 2003/2004 and will include a number of questions regarding sustainability (**see page 39, Customer Satisfaction**).

One of the challenges in the future for the sustainability team in Danisco is to convey the importance of our work - to all our stakeholders. Our approach concerning customers is twofold: we are educating our sales people about sustainability, as they generally deal with customers daily; we are also engaging our customers in partnerships and networks in the area of sustainable development. One specific area we are focusing on is the area of sustainable agriculture. As a substantial part of Danisco's raw materials come from the agricultural sector, we collaborate with our customers and other companies via The Sustainable Agriculture Initiative (**SAI** **- see page 41**).

* For Danisco Sugar applies only to major suppliers.



Fig. XVI

Danisco Brand Perception

Ethically responsible - Sustainability


Customer survey
Don't know
Danisco is a reliable company
Danisco is a responsible company caring about local values and tradition
Danisco is an environmentally responsible company
Danisco has high ethical standards
Danisco delivers environmentally friendly products
Danisco is a company which respects human rights
35%
20%
15%
21%
19%
21%
1% 1%
1% 13%
0% 22%
0%
0% 16%
0% 1%
0%
20%
40%
60%
80%
100%
Strongly agree
Agree
Neither agree nor disagree
Disagree
Strongly disagree
Base: 473 customers

Customer satisfaction

In order to measure satisfaction with our performance as a supplier, Danisco is conducting a survey of a number of its largest European customers during 2003. The survey follows up on some of the questions from the branding survey carried out in 2002. Amongst many image related questions, customers will be asked to state whether they regard Danisco as being environmentally responsible, and whether Danisco gives high priority to food safety.

Customers will also be asked to rate the relative importance of the various elements that play a role in determining whether we live up to their expectations as a supplier, e.g. in relation to product, service, values etc. The data collected will be used as a basis for implementing a number of improvement projects throughout the organization. Danisco believes in the value of dialogue and hopes that the customer satisfaction survey will encourage and supplement this. The survey is expected to be repeated in a new region every year.

Consumers

In connection with our branding campaign, we set up a Danish study to gauge the views of consumers on the issue of ingredients and additives. The three focus groups consisted of different types of consumers; working women, chefs and nutrition experts. The groups represented people who are knowledgeable about food, and their opinions greatly influence other people. Although the nutrition experts were more informed than the other two groups, the groups did, to some extent, experience difficulties in differentiating between food ingredients, additives and toxins, and there was a general concern about using chemicals in food.

As a way to address these concerns, Danisco has launched a new Danish website (***www.ingredienser.info***) to demystify the world of ingredients. As consumers opt out of cooking to spend more time on work and leisure, more and more responsibility is placed on the shoulders of the food industry. Hence, there is an increasing need for information about the many ingredients in food products. On our new ingredients website a nutrition expert can answer questions from consumers, and information can be accessed about the ingredients we produce.



9.0 Other stakeholder concerns

Nutrition information

As a leading European sugar supplier, it is our policy to actively inform the world around us about the nutritional aspects of sugar. In line with this principle, we work to promote a balanced, knowledge-based debate on sugar and nutrition by providing up-to-date scientific information about the issue. The primary channels for our information effort are our pan-Scandinavian magazine, Perspektiv, and website ***(www.perspektiv.nu)*** - primarily targeted at health professionals - featuring articles by internationally acclaimed scientists on the latest sugar research. Information to consumers is provided on our consumer site ***www.dansukker.com.*** In addition, we support research projects in carbohydrates/sweeteners, nutrition and health, for instance through CEFS - the European organisation of sugar producers. It is part of our nutrition policy to recommend a daily sugar intake in line with the Nordic Nutrition Recommendations. When followed, we believe that scientific evidence shows that sugar can form a natural part of a balanced diet.

Danisco Sugar's nutrition policy is available at ***www.daniscosugar.com***

The EU Sugar Regime

The European Sugar Regime covers the production and marketing of beet and cane sugar within EU Member States. The regime, which is founded on a combined quota, price and levy system, regulates the production, as well as the import and export of sugar within the EU. It provides EU sugar producers and consumers with a stable market for sugar and remains in force until July 2006.

There has been considerable debate concerning the sugar regime, and some people feel it creates barriers for countries wishing to export sugar to the EU. Many people do not realize that the regime does allow for the import of 1.7 million tons of cane sugar to the EU, and that the EU is the world's second largest importer of sugar.

Over the last year, Danisco has actively engaged in discussions with a group of NGOs (non-governmental organisations) that have been campaigning on aspects of the sugar regime. A series of meetings have been held with IBIS, the Danish Association for International Co-operation (Mellemfolkeligt Samvirke), The Danish Ecological Council and the 1992 Gruppen, during which relevant issues and concerns were addressed.

A significant element of the NGOs concern relates to the impact of the sugar regime on farmers in developing countries, who - due to import restrictions - cannot currently compete with sugar produced in Europe. It should also be noted that quota systems - similar to the EU Sugar Regime - exist in many countries, and only 20% of the total global production of sugar is sold at world market prices.

Danisco believes that relaxation of quotas will not enable farmers in developing countries to participate in the European sugar market, instead it would favour sugar produced in countries like Australia and Brazil. We believe this would be the case because it would take some considerable time for developing countries to achieve the necessary "critical mass" to participate. These views are not fully accepted by the NGOs.

Danisco also believes that there are significant questions over the standards of social and environmental performance in developing countries that are not subject to the rigorous standards imposed in Europe. These factors should also be taken into account when assessing the sustainable development context for the sugar regime.

The dialogue that has started this year will continue and has led, from Danisco's perspective, to a deeper understanding of the position of this particular group of stakeholders.

Purchasing Raw Materials

Most of Danisco's raw materials come from the agricultural sector, e.g. sugar beet for sugar production, corn for sweetener production and citrus peel for the production of pectin. After extraction, most of the plant material is used for cattle feed. Other products are derived from seaweed, from which we produce alginate and carrageenan. Many of our flavourings come from natural products like fruits and trees, e.g. lemons and vanilla. From birch trees we extract the sweetener

xylitol, which inhibits oral bacterial growth and helps reduce the development of dental caries.

Danisco has a long tradition for working closely with the agricultural sector and sharing knowledge on how to avoid or reduce the impact on the environment. In Sweden all sugar beet farmers work in accordance with an agreed environmental management system. In Denmark, Germany and Sweden we have introduced an effective bonus scheme for sugar beet farmers, which has reduced the amount of soil tare delivered to Danisco's sugar factories.

Our emulsifiers are developed from animal fats, vegetable oils, soy and palm oil. Used in low-fat applications, emulsifiers enable the replacement of fat with water. We buy palm oil derivatives for our plants in the USA and Europe from refiners who import crude oils primarily from Malaysia, Indonesia and to a lesser degree from Africa. In the ASPAC (the Asia Pacific) region we buy from local refiners. Danisco has joined the WWF-initiated Round Table on palm oil, which is organised by ProForest. A meeting took place in August 2003 in Malaysia with the purpose of discussing best practice in the establishing and managing of oil palm plantations, with regard to both environmental and social aspects. Representatives from governments, plantations, refiners, industries and NGOs attended the Round Table Meeting. We feel that this initiative will ensure a more social and environmentally friendly raw material production in the future. We also practice a supplier approval and evaluation programme, a mechanism that allows us to engage our suppliers in a qualified dialogue regarding sustainability issues (suppliers - dialogue and audits, **see page 38**).

Partnerships

Our license to operate sites around the world depends on maintaining the respect and trust of our local stakeholders. Great efforts are made on a local basis to develop mutual interests among neighbours, authorities and employees. At the corporate level we are also involved in a number of networks and organisations:

The Nordic Partnership

http://www.nordicpartnership.org/

WWF in the Nordic countries and Huset Mandag Morgen initiated the creation of The Nordic Partnership in 2001, and Danisco is one of the founding members. As a member, we collaborate with WWF as a facilitator, and act as the secretariat for the Partnership. The Nordic Partnership gathers a network of Nordic corporate players, WWF and Mandag Morgen, to work together to exchange knowledge and develop new business models for sustainable development. Within the framework of The Nordic Partnership, projects concerning traceability and supplier audits have been introduced.

World Business Council for Sustainable Development (WBCSD)

http://www.wbcsd.ch/

Danisco became a member of The World Business Council for Sustainable Development (WBCSD) in January 2002. Meetings during 2002 and 2003 gave opportunities to create networks, and to collaborate and form partnerships with other companies in the food sector. During the meetings at the World Economic Forum in Davos, the WBCSD signed a framework agreement with the WWF on Sustainable Forestry, showing that the creation of partnerships between NGOs and industry is possible and necessary to continue the ongoing process of improving sustainability performance.

Sustainable Agriculture Initiative (SAI)

http://www.saiplatform.org/

SAI is a platform created by the food industry to actively support the development and global communication of the concept of sustainable agriculture to the different stakeholders of the food chain. SAI has a broad, holistic vision of sustainable agriculture as both a long term-goal and a continuous learning process. Its goal is to support economically-viable and responsible farming systems that enable local communities to maintain their livelihood, safeguard their environment and improve their well-being.

Stakeholder engagement at the local level

A significant amount of stakeholder engagement takes place at local sites with employees, suppliers, authorities, neighbours, community, trade unions and non-governmental organisations. This year, like last year, a questionnaire was sent to sites asking for details concerning their efforts in the sustainability area. Listed below are some of the results concerning stakeholder engagement:

- In Danisco India, immunisation of all factory personnel was carried out by the resident doctor. Regular safety meetings are held for employees, as well as training on handling chemicals.
- Danisco Chile conducts tours of the plant for school children, and arranges visits to other companies for its employees to increase knowledge-sharing.
- Since 1999, Danisco Brazil has dedicated one day per year to discussing improvements related to safety. This year's Safety Day for employees covered safety at work, food safety, and environmental aspects. As part of the social integration of Danisco into the local community, computers are donated to educational institutions, and lectures are given to schools concerning environmental issues.
- Danisco Sugar Nakskov educates its employees in environmental matters, and twice a year invites its neighbours from the local community to discuss the factory's production and its environmental impact.

Malaysia Stakeholder Workshop – reviews and actions

In our 2002 Sustainability Report we mentioned the focus workshop which took place at our site in Penang, Malaysia. The stakeholder workshop focused on identifying and prioritising the following corporate responsibility areas:

- The workplace (HR development, health and safety at work)
- Product/Food safety
- Knowledge sharing
- Co-operation with authorities
- Environmental management

Danisco Malaysia has initiated and implemented a number of programmes in these areas, of which, some were shared with SHEQ personnel at the SHEQ conference. Danisco is continuously discussing the development of internal and external workshops focusing on relevant issues for sites.

One of Danisco's five values concerns "taking responsibility", in keeping with this we have started a project in Armenia to help the local community, and at the same time have created a business opportunity.

Danisco's work in Armenia

In the spring of 2002, Dr. Lars Petersen from Danisco and Dr. Mickhail Chikindas from Rutgers University in the USA initiated contact with the University of Yerevan in Armenia. The reason for their contact was to explore the possibilities of collecting and analysing unique strains of dairy microorganisms that are used in the production of local dairy products in the rural mountain areas of Armenia. The aim was to determine whether these strains could be used in the fermentation of novel dairy products.

During their visit to the university, Dr. Petersen and Dr. Chikindas met with Professor Popov from the Department of Microbiology to discuss the possibilities of developing a project for collecting these strain samples. Eventually, a three-way collaboration was established between Danisco, the microbiology department at the State University in Yerevan and Rutgers University Food Science. A select group of students from Yerevan State University were then trained in collecting strains of lactic acid, cataloguing them, and finally recording their history and geographic location. After this process, the collected cultures are then shipped to Danisco's dairy culture innovation group in Niebüll, Germany to be further characterised and evaluated for potential commer-cialisation. Since the inception of the project 100 isolated cultures have been received.



Some of the benefits of the project to the local community are:

- the funding of the project enables the students to earn money and the university to purchase much-needed equipment.
- the students are exposed to modern methods of research that give them valuable experience they can use in their future work for the local food industry.
- our contact with local food industries and households brings them to a new level of understanding of international standards of food quality and safety. This should also enable local businesses to produce high quality and competitive products for the country and this region of the world.
- a close working relationship has been established between the university and local industry, making both parties aware of the advantages of synergy.

Danisco has also benefited from the project. Some of the collected strains have been scaled up and will likely end up in new cultures for fermented milk/cheese. Danisco has also received a request to help the largest dairy/ice cream producer improve its products.

Danisco hopes that this project will enable local dairy products to compete against the arrival of standardised fermented milks on the market. At the same time, we hope that this cooperation will make local businesses more competitive and aware of opportunities both at home and abroad.

A farmer's wife in northern Armenia giving a sample of Matsoni milk to a student from the University of Yeravan. The same bacterial culture has been used at the farm for more than 50 years.



10.0 Environmental performance summary table

Table 7 Environmental data not presented in the main report

	Energy	Emissions to air 1)		Waste	Packaging	Water	
	Total energy usage (TJ)*	CO_2 Emissions, (1,000 t)2)	SO_2* Emissions, (t)	Beet soil and beet origin material 3)	Total packaging, (t)	Fresh water 4) (1,000 m^3)	Cooling water 5), (1,000 m^3)
Ingredients							
1999/2000	3,338	156.9	1,718		6,571	4,833.2	1,304.4
2000/2001	3,316	172.1	1,905		6,494	5,046.4	1,145.6
2001/2002	3,489	172.5	1,914		6,393	4,999.2	1,220.5
2002/2003	3,513	172.4	1,892		6,177	6,006.0	1,313.0
Sugar & Seed							
1999/2000	10,495	680.3	1,361	649,087	8,559	1,311.0	11,229.9
2000/2001	9,792	611.2	1,218	644,192	8,760	1,197.3	10,814.4
2001/2002	9,554	550.1	1,095	713,285	7,720	1,161.2	11,787.2
2002/2003	11,033	690.6	1,182	808,230	9,514	7,240.9	10,641.0
Sweeteners							
1999/2000	1,623	23.8	0.1		873	1,103.8	2,685.9
2000/2001	1,503	17.4	0.1		1,000	1,003.3	3,597.9
2001/2002	1,452	16.6	0.1		1,252	814.4	2,092.8
2002/2003	1,606	22.1	0.1		1,302	3,155.0	2,310.9
Total							
1999/2000	15,456	860.9	3,079	649,087	16,003	7,248.0	15,220.2
2000/2001	14,611	800.7	3,123	644,192	16,254	7,247.0	15,558.0
2001/2002	14,495	739.2	3,009	713,285	15,365	6,974.7	15,100.4
2002/2003	16,152	885.1	3,074	808,230	16,993	16,401.9	14,264.9

Some data published in the Sustainability Report 2002 have been revised due to errors detected during this reporting period.

1) Do not include CO_2 or SO_2 emissions for purchased electricity.

2) In some cases, CO_2 emissions from burning biogas produced from wastewater treatment at the site have been included. In the 2001/2002 and 2002/2003 financial years, these emissions are not included as the biogas is a renewable energy source. The CO_2 from biogas accounted for approximately 3,000 tonnes in previous years.

3) Beet origin material added to beet soil for 1999/2000 and 2000/2001.

4) In the 2002/2003 financial year the figure includes all fresh water. In the previous years only water of drinking quality was included.

5) Cooling water is both fresh water and seawater.

* See Glossary of terms page 49

11.0 Independent assurance statement


csrnetwork

Scope and objectives

Danisco commissioned csrnetwork to provide independent assurance on the corporate responsibility information and data within the Danisco 2003 Sustainability Report. Any financial performance information contained within the report is excluded from the scope of this assurance process. The objectives were to check claims and review the arrangements for the management of social and environmental issues and the systems for collection of data. We were also asked to comment on the report against the materiality, completeness and responsiveness of the reporting and on the company's social and environmental programme. The assurance process was conducted with reference to the AA1000 Assurance Standard.

Responsibilities of the directors of Danisco and the assurance providers

The directors of Danisco have sole responsibility for preparation of the report. This statement represents our independent opinion. We were not involved in the preparation of any part of the Report although we did provide information on emerging best practice in social and environmental reporting. We have no other contract with Danisco. This is the first year that we have acted as independent assurance providers for Danisco, although one of our team, Richard Hughes, has acted in this capacity for previous Danisco reports.

We adopted a balanced approach towards all Danisco stakeholders and provided our opinion to Danisco on the coverage of stakeholders' issues and emerging reporting best practice, as the report evolved. A Statement of Impartiality relating to our contract with Danisco will be made available on request. The opinion expressed in this assurance statement should not be relied upon as the basis for any financial or investment decisions. The independent assurance team for this contract with Danisco comprised Mark Line, Richard Hughes, Jon Woodhead and Adrian Henriques. Further information, including a statement of competencies relating to the team can be found at: **www.csrnetwork.com.**

Method

The independent assurance process was conducted through meetings at Danisco premises in Denmark in Copenhagen, and at sites in Sweden and Mexico. Meetings were conducted with managers at Corporate and Division level responsible for areas of management and stakeholder relationships covered by the report, and for collating the data and information on which the report text and data was based. During these meetings, claims were discussed and a review was undertaken of the systems and processes for data collection and analysis. Specific data were checked for consistency against these systems and processes. In addition, we contacted representatives from a range of Danisco's stakeholder groups to discuss issues of relevance to Danisco.

In Sweden, we visited sites at Arlöv and Norrköping, and in Mexico we visited a site at Tecomán, to discuss local management arrangements and to check specific performance data with local management representatives. The assurance process included interviews and document reviews to assess the company's reporting and management process against the principles of materiality, completeness and responsiveness as described in the AA1000 Assurance Standard.

Opinion


csrnetwork

Accuracy

On the basis of the method and scope of work undertaken and the information provided to us by Danisco, we have found that the 2003 Sustainability Report presents an accurate description of the company's performance. Although we found that the data collection systems and underlying trends in reported data are generally robust, we also noted that some changes to historical data were necessary to achieve consistent application of internal reporting guidelines. Further improvements would be achieved through additional checking and peer review of data at site level prior to submission to the corporate EHS database.

Overall, the report is a significant step forward from last year, in particular through greater coverage of issues and commentary on performance data and trends. This achievement has been supported by further improvements to the SHEQ management and reporting arrangements. Further improvements now need to be made by addressing international stakeholder concerns more fully.

International operations pose particular challenges for embedding a systematic approach to environmental management, and even greater challenges in achieving a consistent approach to social issues. Danisco's SHEQ organisation is currently providing the framework necessary for developing the company's safety, health, environment and quality arrangements. We recommend that Danisco should review its approach and guidance on the company's social policy, to promote greater local understanding and adoption.

In addition, our observations against the AA1000 Assurance Standard principles are as follows:

Materiality

The 2003 Sustainability report has addressed many of the issues that have been raised by stakeholders. In order to meet stakeholder expectations, future reports should include coverage of Danisco's position and performance in relation to:

- *The social, environmental and economic impacts of specific raw materials, such as palm oil;*
- *Obesity and dietary induced diabetes;*
- *Differing national legislation on labelling requirements;*
- *The EU testing programme for additives;*
- *Subcontractor health and safety performance*



Completeness

Danisco is already undertaking dialogue with selected stakeholder groups to understand the information they require. However, the arrangements for identifying stakeholder issues are currently largely focused on those groups connected to Copenhagen. To reflect Danisco's international presence, we recommend that the company should extend the systematic management approach already created for SHEQ to its stakeholder engagement processes. Future reports could be more complete if they were supported by systems to provide more information on:

GMOs and GMMs	*Systems to gather information and report on stakeholder concerns about the use of relevant materials*
Animal testing	*The circumstances in which mandatory testing is required by regulatory authorities*
Suppliers and consumers	*To (a) provide greater context for the steps Danisco is taking to promote social and environmental responsibility up and down the supply chain; and (b) to provide basic information on relationships with these groups as stakeholders*
Labour relations	*What systems are in place to address issues such as employee diversity and equal opportunities, and to report on the current profile, policies and objectives*

Responsiveness

The report includes commentary and analysis of performance data and trends, and some normalised data. We recommend that Danisco should now consider how further performance data could be presented in a normalised form, for example by product output. Although there are inherent complexities in normalisation, use of normalised data would reflect reporting best practice and would add to the understanding of performance. Future reports should also make clear Danisco's position on reporting by joint ventures and subsidiaries.

Recent changes to the governance arrangements for social and environmental management should enable performance targets to be set. We recommend that these targets should be based on normalised performance, rather than process measures. We also recommend that future reports should demonstrate more clearly how the company responds to stakeholders' issues.

csr network ltd. U.K. October 2003

Mark Line, Director | Richard Hughes, Associate | Jon Woodhead, Director

csrnetwork is a business focused, corporate social responsibility consultancy organisation, bringing together specialists from the fields of environmental management, social accounting, and sustainable development.



Feedback/Contact information

Please let us know what you think about Danisco, our performance, or the issues we have covered in this report.

Please write to:
sustainability@danisco.com or

Danisco A/S
Sustainability
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark

We value your views!

For more information about Danisco, please visit us at *www.@danisco.com* or by e-mailing *info@danisco.com*

Experience our on-line virtual sustainability world at *www.danisco/sustainability.* The sustainability report in pdf file format can also be downloaded from this location.

Content: Corporate Sustainable Development Team

Translation: Danisco Communications

Design: Datagraf Auning A/S, Studiestræde 5, DK-1455 Copenhagen K

Printing: Datagraf Auning A/S *, Energivej 75, 8963 Auning.
Datagraf is certificated to Danish Standard's DS/EN ISO 14001, approved for using the Nordic Ecolabel - the Swan.


NORDIC ECOLABEL
541 166
Printed Matter

Paper Cover: Multiart Silk 250 gram.
Contents: Multiart Silk 150 gram - approved for Ecolabel-production.

Printing ink: Decolith, 100 % vegetable printing ink.

Glue: Instant Flex 809 supplied by National.

Production of this Report

In 1997, Datagraf Auning AS* was certified according to Danish Standard Norm DS/ISO 14001, and the firm was already by 1998 licensed to produce Swan-labelled products. The Nordic Ecolabel is the Scandinavian eco-label used for printed matters, and it is the firm's guarantee that the printed matter has the least possible impact on the environment. The requirements for eco-labelled production comprise all products: paper; developer; printing inks; overprint varnish; damping solution additives; washup solutions; and type of glue. All criteria must be met in order for the production to be approved of as a Nordic Ecolabel-product. In 2001, Datagraf was moreover registered under the European organisation of Environmental Management and Environmental Surveillance: EMAS. EMAS is a voluntary scheme only consisting of firms in which environmental management is part of daily life and where an ongoing struggle to improve the environment prevails.

Glossary of Terms

Auditing
A systematic and independent examination to determine whether quality and environmental activities and related results comply with planned arrangements. Audits are designed to ensure that arrangements are implemented effectively and are compatible with achieving objectives.

CO_2 Carbon Dioxide
A greenhouse gas thought to contribute to global warming.

COD Chemical Oxygen Demand
The amount of organic materials in wastewater. The amount of oxygen needed to fully break down all the organic matter contained in effluent.

EMAS EU Council Regulation (no. 1836/93/EC of 29 June 1993)
The environmental management and audit scheme covers industrial companies' voluntary participation in a common environmental management and audit scheme.

GMO Genetically Modified Organism
An organism that has been modified using genetic engineering, such as plants, microbes and animals.

GMP Good Manufacturing Practice
Regulations promulgated by the US Food and Drug Administration under the authority of the Federal Food, Drug and Cosmetic Act. The regulations address issues including record keeping, personnel qualifications, sanitations, cleanliness, equipment verification, process validation and complaint handling.

HACCP Hazard Analysis Critical Control Points
A self-evaluation system for identifying the most critical steps of a process with respect to food safety and their appropriate management. Within the EU the system is usually inspected and approved by local food authorities.

ISO International Organization for Standardization
The ISO standards on quality management (ISO 9000 series) and environmental management (ISO 14001) have been widely adopted.

Lecithin
A phospholipid based by-product of oil production with emulsifying properties.

OHSAS
The Occupational Health and Safety Assessment Series (OHSAS) – 18001 are the drivers for a systematic approach to occupational safety and health programmes, and the first internationally agreed standard for safety. The standard emphasises the use of proactive and preventive practices for identifying hazards and evaluating and managing work-related risks.

SO_2 Sulphur Dioxide
Causes regional air pollution and acidification.

Stakeholders
All individuals or groups who affect or are affected by the way we do business.

Sustainable development
An approach that focuses on using the earth's resources in a way that secures current needs and contributes to the beneficial development of mankind and does not compromise the needs of future generations. The concept originates from the 1987 Brundtland Report: "Our common future".

Sustainability Indexes
Sustainability Indexes track the performance of companies that lead the field in terms of corporate sustainability. Companies are assessed according to the same corporate sustainability methodology and respective criteria.

TJ Terajoule
A metric unit of energy commonly used in the energy industry, equal to 277.78 megawatt hours.

Verification
A process of checking the report contents against objective evidence and stakeholder dialogue.



Danisco A/S

Langebrogade 1
Postboks 17
1001 København K
Tlf.: 3266 2000
Fax: 3266 2175
www.danisco.com

Sustainability

Corporate Sustainable Development
www.danisco.com/sustainability
sustainability@danisco.com

Communications

Investor Relations
www.danisco.com/investor
investor@danisco.com

Media Relations
www.danisco.com/press
info@danisco.com

Human Resources

www.danisco.com/people
corporatehr@danisco.com

DANISCO

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